Form 20-F
period 2015-12-31
CyberArk Software Ltd.
filed 2016-03-10
CIK 1598110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, the registrant had outstanding 33,289,839 ordinary shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 Yes  ☒ No  ☐

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

Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                 Non-accelerated filer ☐

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

Yes  ☐     No  ☒

CYBERARK SOFTWARE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Introduction	1
Special Note Regarding Forward-Looking Statements	1

PART I

PART II

PART III

Item 17.	Financial Statements	107
Item 18.	Financial Statements	107
Item 19.	Exhibits	107

INTRODUCTION

In this annual report, the terms “CyberArk,” “we,” “us,” “our” and “the company” refer to CyberArk Software Ltd. and its subsidiaries.

This annual report includes statistical, market and industry data and forecasts, which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors” in this annual report.

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of CyberArk Software Ltd. CyberArk® is our registered trademark in the United States. We have several other trademarks, service marks and pending applications relating to our products. In particular, although we have omitted the “®” and “™” trademark designations in this annual report from each reference to our Privileged Account Security Solution, Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager, On-Demand Privileges Manager, secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine, DNA and Viewfinity, all rights to such names and trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding revenues generated by our hybrid sales model;

•	our expectations regarding our operating and net profit margins;

•	our expectations regarding significant drivers of our future growth;

•	our plans to continue to invest in research and development to develop technology for both existing and new products;

•	our plans to invest in sales and marketing efforts and expand our channel partnerships;

•	our plans to hire additional new employees;

•	our plans to leverage our global footprint in existing and new industry verticals to further expand our market share;

•	our plans to pursue incremental sales by further expanding our customer success team;

•	our expectations regarding our tax classifications;

•	our ability to successfully integrate the operations, products and personnel of Cybertinel Ltd. and Viewfinity, Inc., which we recently acquired; and

•	our plans to pursue additional strategic acquisitions.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3.D Risk Factors” in this annual report.

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands except share and per share data)
Consolidated Statements of Operations:
Revenues:
License	$21,125	$27,029	$38,907	$61,320	$100,113
Maintenance and professional services	15,240	20,179	27,250	41,679	60,699
Total revenues	36,365	47,208	66,157	102,999	160,812
Cost of revenues:
License	899	1,002	1,216	2,654	5,088
Maintenance and professional services	4,517	5,922	7,860	12,053	17,572
Total cost of revenues(1)	5,416	6,924	9,076	14,707	22,660
Gross profit	30,949	40,284	57,081	88,292	138,152
Operating expenses:
Research and development(1)	6,272	7,273	10,404	14,400	21,734
Sales and marketing(1)	15,929	22,081	32,840	44,943	66,206
General and administrative(1)	3,077	3,297	4,758	8,495	16,990
Total operating expenses	25,278	32,651	48,002	67,838	104,930
Operating income	5,671	7,633	9,079	20,454	33,222
Financial income (expenses), net	(190)	4	(1,124)	(5,988)	(1,479)
Income before taxes on income	5,481	7,637	7,955	14,466	31,743
Tax benefit (taxes on income)	392	225	(1,320)	(4,512)	(5,949)
Net income	$5,873	$7,862	$6,635	$9,954	$25,794
Basic net income per ordinary share(2)	$0.43	$0.51	$0.25	$0.46	$0.80
Diluted net income per ordinary share(2)	$0.26	$0.31	$0.14	$0.34	$0.73
Weighted average number of ordinary shares used in computing basic net income per ordinary share(2)	4,969,489	6,592,997	6,900,433	13,335,059	32,124,772
Weighted average number of ordinary shares used in computing diluted net income per ordinary share(2)	22,791,354	25,245,790	10,765,914	29,704,730	35,322,716

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term bank deposits	$33,353	$45,995	$65,368	$177,181	$238,252
Deferred revenue, current and long term	9,302	15,068	24,478	32,160	54,389
Working capital(3)	28,234	38,908	48,900	156,829	197,095
Total assets	47,654	64,379	89,632	210,552	334,424
Preferred share warrant liability	512	688	2,134	—	—
Total shareholders’ equity	30,290	38,494	45,846	155,008	246,670

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Cost of revenues	$70	$32	$39	$137	$499
Research and development	481	58	73	172	1,507
Sales and marketing	432	81	126	347	2,214
General and administrative	693	113	165	917	2,829

Total share-based compensation expenses	$1,676	$284	$403	$1,573	$7,049

(2)
Basic and diluted net income per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see note 11 to our consolidated financial statements included elsewhere in this annual report.

(3)
We define working capital as total current assets minus total current liabilities. In November 2015, the Financial Accounting Standards Board or the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We early adopted this standard retrospectively and reclassified all of our current deferred tax assets to noncurrent deferred tax assets which has resulted in a change to previously published working capital amounts for the years ended December 31, 2011, 2012, 2013 and 2014.

Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP operating income and non-GAAP net income as operating income and net income, respectively, which each exclude (i) share-based compensation expense, (ii) expenses related to the March 2015 public offering of ordinary shares by certain of our shareholders and to the June 2015 public offering of ordinary shares by us and certain of our shareholders, (iii) expenses related to acquisitions and (iv) amortization of intangible assets related to acquisitions. Non-GAAP net income also excludes (i) financial expenses resulting from the revaluation of warrants to purchase preferred shares and (ii) tax effects related to the non-GAAP adjustments set forth above.  The following tables reconcile operating income and net income, the most directly comparable U.S. GAAP measures, to non-GAAP operating income and non-GAAP net income for the periods presented:

	2011	2012	2013	2014	2015

Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$5,671	$7,633	$9,079	$20,454	$33,222
Share-based compensation	1,676	284	403	1,573	7,049
Public offering related expenses	–	–	–	–	1,568
Acquisition related expenses	–	–	–	–	677
Amortization of intangible assets – Cost of revenues	–	–	–	–	359
Amortization of intangible assets – Research and development	–	–	–	–	749
Amortization of intangible assets – Sales and marketing	–	–	–	–	17

Non-GAAP operating income	$7,347	$7,917	$9,482	$22,027	$43,641

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$5,873	$7,862	$6,635	$9,954	$25,794
Share-based compensation	1,676	284	403	1,573	7,049
Warrant adjustment	179	176	1,446	4,309	–
Public offering related expenses	–	–	–	–	1,568
Acquisition related expenses	–	–	–	–	677
Amortization of intangible assets – Cost of revenues	–	–	–	–	359
Amortization of intangible assets – Research and development	–	–	–	–	749
Amortization of intangible assets – Sales and marketing	–	–	–	–	17
Taxes on income related to non-GAAP adjustments	–	–	–	–	(951)

Non-GAAP net income	$7,728	$8,322	$8,484	$15,836	$35,262

For a description of how we use non-GAAP operating income and non-GAAP net income to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial Metrics.” We believe that these non-GAAP financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses and because they exclude one-time cash expenditures that do not reflect the performance of our core business. We believe that providing non-GAAP operating income and non-GAAP net income that exclude, as appropriate, share-based compensation expenses, expenses relating to public offerings of our ordinary shares, financial expenses resulting from the valuation of warrants to purchase preferred shares, expenses related to acquisitions, amortization of intangible assets related to acquisitions and the tax effects related to these non-GAAP adjustments allows for more meaningful comparisons between our operating results from period to period. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation we provide to employees. Additionally, excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between our net income from period to period. As these warrants were exercised in connection with our initial public offering, they are no longer revalued at each balance sheet date. We also believe that expenses related to the public offerings of our ordinary shares in March 2015 and June 2015, expenses related to our acquisitions and amortization of intangible assets related to acquisitions do not reflect the performance of our core business and would impact period-to-period comparability.

Other companies, including companies in our industry, may calculate non-GAAP operating income and non-GAAP net income differently or not at all, which reduces their usefulness as a comparative measure. You should consider non-GAAP operating income and non-GAAP net income along with other financial performance measures, including operating income and net income, and our financial results presented in accordance with U.S. GAAP.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” on page i.

Risks Related to Our Business and Our Industry

The IT security market is rapidly evolving within the increasingly challenging cyber threat landscape. If the industry does not continue to develop as we anticipate, our sales may not continue to grow at current rates or may decline, and our share price could decline.

We operate in a rapidly evolving industry focused on securing organizations’ IT systems and sensitive data. Our solutions focus on safeguarding privileged accounts, which are those accounts within an organization that give the user high levels of access, or “privileged” access, to IT systems, infrastructure, industrial control systems, applications and data. While breaches of such privileged accounts have gained media attention in recent years, IT security spending within enterprises is often concentrated on endpoint and web security products designed to stop threats from penetrating corporate networks. Organizations that use these security products may allocate all or most of their IT security budgets to these products and may not adopt our solutions in addition to such products. Further,  security solutions such as ours, which are focused on disrupting cyber attacks by insiders and external perpetrators that have penetrated the organization’s perimeter, is a relatively new technology that has been developed to respond to advanced threats and more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive data. Changes in the nature of advanced cyber threats could result in a shift in IT budgets away from solutions such as ours. In addition, any changes in compliance standards or audit requirements that deemphasize the types of controls, storage, monitoring and analysis that our solutions provide would adversely impact demand for our offerings. It is therefore difficult to predict how large the market will be for our solutions. If solutions such as ours are not viewed by organizations as necessary, or if customers do not recognize the benefit of our solutions as a critical layer of an effective security strategy, then our revenues may not continue to grow at their current rate or may decline, and our share price could suffer.

Our business and operations will be negatively affected if we fail to effectively manage our growth.

We have experienced significant growth in a relatively short period of time and intend to continue to aggressively grow our business. Our revenues grew from $66.2 million in 2013 to $160.8 million in 2015. Our headcount has increased from 317 as of December 31, 2013 to 644 as of December 31, 2015, in part attributable to 49 employees who were hired in connection with our acquisitions of Viewfinity and Cybertinel in 2015. We plan to hire additional employees in 2016 across all areas of the organization. In addition, the number of customers that we serve has grown significantly over the same period.  Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our current and future growth effectively, we must continue to improve and expand our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully scale or implement these improvements in a manner that keeps pace with our growth, is timely or efficient, and our failure to do so may materially impact our projected growth rate.

As we invest in the growth of our business, we expect our operating and net profit margins and our revenue growth rate to decline in the near-term.

As we invest in the growth of our business, we expect our operating and net profit margins and our operating and net income to decline compared to prior period. During the year ended December 31, 2015, we did not experience such declines due to an increase in revenue at a rate that exceeded the increase in expenses; however, in future periods, we expect our operating and net profit margins to decline, primarily as a result of the costs associated with expanding our direct and indirect sales forces and marketing activities, our increased rate of investment in research and development and our increased administrative costs associated with scaling our business and improving internal processes, including with relation to operating as a public company. We expect that these invested costs will adversely impact our operating and net profit margins as we may not be able to increase our revenue at a rate sufficient to offset the expected increase in our costs. It will take time and resources to train and integrate new sales force members and to implement such infrastructure improvements across our global operations. In addition, costs associated with adding new personnel to our sales force are expensed before their positive impact on our sales is recognized, and even then a significant portion of any revenues that they generate from maintenance and professional services are deferred over the delivery period of those services. Further, for the year ended December 31, 2011 to the year ended December 31, 2015 our revenue grew from $36.4 million to $160.8 million, which represents a compounded annual growth rate of approximately 45%. We expect that our revenue growth rate will decline as we continue to grow. A failure to meet market expectations regarding our revenue growth rate or profitability could have an adverse effect on our share price.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or the provision of our services, or due to the failure of our customers or channel partners to correctly implement, manage and maintain our solutions, which may subject us to lawsuits and financial losses.

Organizations are facing increasingly sophisticated and targeted cyber threats, including the growing threat of cyber terrorism throughout the world. If we fail to identify and respond to new and increasingly complex methods of attack on privileged accounts and update our products to detect or prevent such threats, which will require significant resources, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if our solutions (or the services we provide in relation to our solutions) are associated, or are believed to be associated, with a significant breach or a breach at a high profile customer network, or in the event of a breach in third party systems utilized by us as part of our cloud-based security solution. In addition, we may need to devote more resources to address security vulnerabilities in our solutions, and the cost of addressing these vulnerabilities could reduce our operating margins. If we do not address security vulnerabilities, or otherwise provide adequate security features in our products, certain customers, particularly government customers, may delay or stop purchasing our products.

False detection of threats, while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solutions restrict legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, our customers’ businesses could be harmed. There can be no assurance that, despite testing by us, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

As our solutions not only reinforce but also rely on the common security concept of placing multiple layers of security controls throughout an IT system, the failure of our customers or our channel partners to correctly implement and effectively manage and maintain our solutions, or to consistently implement and utilize generally accepted and comprehensive, multi-layered security measures and processes in the customer networks, may lessen the efficacy of our solutions. Additionally, our customers or our channel partners may independently develop plug-ins or change existing plug-ins or APIs that we provided to them for interfacing purposes in an incorrect or insecure manner. Such failure or these other customer and partner actions may lead to breaches of our customers’ IT systems and loss of sensitive data, and potentially to a perception that our solutions failed. Further, our failure to provide our customers and channel partners with adequate services related to the use, implementation and maintenance of our solutions, could lead to claims against us.

An actual or perceived security breach or theft of our customers’ data, regardless of whether the breach or theft is attributable to the failure of our products (or the services we provided in relation to our products), could adversely affect the market’s perception of the efficacy of our solutions and current or potential customers may look to our competitors for alternatives to our solutions. An actual or perceived failure of our products, or our failure to provide adequate services to our customers and channel partners, may also subject us to lawsuits, indemnity claims and financial losses, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. It could also cause us to suffer reputational harm, lose existing customers, or deter new and existing customers from purchasing our solutions, additional products or our services.

Our quarterly results of operations may fluctuate for a variety of reasons, including our failure to close significant sales before the end of a particular quarter.

A meaningful portion of our revenues is generated by significant sales to new customers and sales of additional products to existing customers. Purchases of our products and services often occur at the end of each quarter, particularly in the last quarter of the year. In addition, our sales cycle can last several months from proof of concept to delivery of our solutions to our customers, and this sales cycle can be even longer, less predictable and more resource-intensive for larger sales. Customers may also require additional internal approvals or seek to test our products for a longer trial period before deciding to purchase our solutions. As a result, the timing of individual sales can be difficult to predict. In some cases, sales have occurred in a quarter subsequent to those we anticipated, or have not occurred at all, which can significantly impact our quarterly results and make it more difficult to meet market expectations. Furthermore, even if we close a sale during a given quarter we may be unable to recognize the revenues derived from such sale during the same period due to our revenue recognition policy. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies and Estimates—Revenue Recognition.”

In addition to the sales cycle-related fluctuations noted above, our results of operations will continue to vary as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to attract and retain new customers;

•	our ability to sell additional products to current customers;

•	the ability of our service operation to keep pace with license sales to new and existing customers;

•	changes in customer or channel partner requirements or market needs;

•	changes in the growth rate of the information security market;

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

A significant portion of our revenues are generated from sales to existing customers. Our future success depends, in part, on our ability to continue to sell new licenses and incremental licenses to our existing customers. We devote significant efforts to developing, marketing and selling additional licenses and associated maintenance and support to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional products and services depends on a number of factors, including the perceived need for additional IT security, the efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ IT budgets, general economic conditions, our customers’ overall satisfaction with the maintenance and professional services we provide and the continued growth and economic health of our customer base. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

We face intense competition from IT security vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The IT security market in which we operate is characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors include CA, Inc., Dell Inc., International Business Machines Corporation, Microsoft Corporation and Oracle Corporation in the access and identity management market, and may also include providers of advanced threat protection solutions such as Hewlett-Packard Company, EMC Corporation (which has signed an agreement to be acquired by Dell Inc.), International Business Machines Corporation, FireEye, Inc., Splunk Inc., Check Point Software Technologies Ltd. and Palo Alto Networks, Inc. and other smaller companies that offer point solutions with a more limited range of functionality than our own offerings. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solutions. Such companies may enjoy stronger sales and service capabilities in their particular regions.

Our competitors may enjoy potential competitive advantages over us, such as:

•	greater name recognition, a longer operating history and a larger customer base, notwithstanding the increased visibility of our brand following our initial public offering;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with channel and distribution partners and customers;

•	increased effectiveness in protecting, detecting and responding to cyber attacks.

•	greater customer support resources;

•	greater speed at which a solution can be deployed;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	greater financial, technical and other resources

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

We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solutions even in light of new technologies, our business, results of operations and financial condition could be materially and adversely affected.

If our internal network system is compromised by cyber attackers or other data thieves, public perception of our products and services will be harmed.

We will not succeed unless the marketplace is confident that we provide effective IT security protection. We provide privileged account security products, and as such we may be an attractive target for attacks by cyber attackers or other data thieves since a breach of our system could provide data information regarding not only us, but potentially regarding the customers that our solutions protect. As a result of our initial public offering in September 2014, we have enjoyed increased visibility as a company, which could have the effect of attracting the attention of more hackers than would otherwise target us for data theft. Further, we may be targeted by cyber terrorists because we are an Israeli company. If we experience an actual or perceived breach of our network or privileged account security in our systems, it could adversely affect the market perception of our products and services. Further, a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our business could suffer.

If we do not effectively expand, train and retain our sales and marketing personnel, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. We generate approximately 40% of our revenues from direct sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth, particularly in the United States. The number of our sales and marketing personnel increased from 202 as of December 31, 2014 to 294 as of December 31, 2015. We expect to continue to expand our sales and marketing personnel significantly and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

We rely on channel partners, including systems integrators, distributors and value-added resellers, to generate a significant portion of our revenue. If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solutions will be limited, and our business, financial position and results of operations will be harmed.

In addition to our direct sales force, we rely on our channel partners to sell and support our solutions, particularly in Europe and the Asia Pacific and Japan regions. We expect that sales through our channel partners will continue to account for a significant percentage of our revenue. We generate approximately 60% of our revenues from sales to channel partners and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solutions. If our channel partners do not effectively market and sell our solutions, or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors, our ability to grow our business will be adversely affected. Our channel partners may cease or deemphasize the marketing of our solutions with limited or no notice and with little or no penalty. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of a substantial number of our channel partners, the inability to replace them or the failure to recruit additional channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solutions to customers or violates laws or our corporate policies. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our channel partners and training our channel partners to independently sell and install our solutions. If we are unable to maintain our relationship with channel partners or otherwise develop and expand our indirect sales channel, or if our channel partners fail to perform, our business, financial position and results of operations could be adversely affected.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services because they enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that will continue for the foreseeable future. Examples of industry standards and government regulations include the Payment Card Industry Data Security Standard (PCI-DSS); the Federal Information Security Management Act (FISMA); the Sarbanes-Oxley Act; the North American Electric Reliability Corporation Critical Infrastructure Protection Plan (NERC-CIP);; and the Monetary Authority of Singapore’s Technology Risk Management Notices (MAS TRM). These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solutions enable our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solutions to changing government regulations and industry standards in a timely manner, or if our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Our model for long-term growth depends upon the introduction of new products. If we are unable to develop new products or if these new products are not adopted by customers, our growth will be adversely affected.

Our business depends on the successful development and marketing of new products, including adding complementary offerings to our current products. For example, we introduced our first behavioral analytics product, Privileged Threat Analytics, in December 2013, continued the expansion of our proactive, controls monitoring and management product line with the introduction of SSH Key Manager in November 2014 and added Viewfinity to that same product line following our acquisition of Viewfinity, Inc. in October 2015. Development and marketing of new products requires significant up-front research, development and other costs, and the failure of our new products to gain market acceptance may result in a failure to achieve future sales and adversely affect our competitive position. There can be no assurance that any of our new or future products will achieve market acceptance or generate revenues at forecasted rates or that the margins generated from their sales will allow us to recoup the costs of our development efforts.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time. Additionally, two of our U.S. executive officers have not signed non-compete agreements with us. Competition for highly skilled personnel is frequently intense, especially in Israel, where we are headquartered. Further, certain of our employees are substantially vested in significant equity incentive plans, and their ability to exercise those options and sell their shares in a public market may result in a larger than normal turn-over rate. We may struggle to retain employees because our profile, which has been raised since our initial public offering, may attract competitors who may then actively seek to hire skilled personnel away from us. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Failure by us or our channel partners to maintain sufficient levels of customer support could have a material adverse effect on our business, financial condition and results of operations.

Our customers depend in large part on customer support and professional services delivered through our channel partners or by us to resolve issues relating to the use of our solutions. However, even with our support and that of our channel partners, our customers are ultimately responsible for effectively using our solutions and ensuring that their IT staff is properly trained in the use of our products and complementary security products and processes. The failure of our channel partners to support and train our customers in the correct use of our solutions, or their failure to effectively assist customers in installing our solutions and providing effective ongoing support, may result in an increase in the vulnerability of our customers’ IT systems and sensitive data. Additionally, if our channel partners do not effectively provide support and professional services to the satisfaction of our customers, we may be required to provide support to such customers, which would require us to invest in additional personnel, which requires significant time and resources. We may not be able to keep up with demand, particularly if the sales of our solutions exceed our internal forecasts. To the extent that we or our channel partners are unsuccessful in hiring, training and retaining adequate support resources, our ability and the ability of our channel partners to provide adequate and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our products will be adversely affected. Accordingly, our failure to provide satisfactory maintenance and technical support services could have a material and adverse effect on our business and results of operations.

If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and our ability to generate revenues will suffer.

Our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex IT infrastructures that incorporate a variety of hardware, software applications, operating systems and networking protocols. As our customers’ technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated methods of attack. We face significant challenges in ensuring that our solutions effectively identify and respond to these advanced and evolving attacks without disrupting the performance of our customers’ IT systems. As a result, we must continually modify and improve our products in response to changes in our customers’ IT and industrial control infrastructures.

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

We may fail to fully integrate, or realize the benefits expected from, our recent acquisitions and future acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we continue to evaluate acquiring or making investments in complementary companies, products or technologies, such as the acquisitions we have made during the year ended December 31, 2015 of Viewfinity, a provider of Windows least privilege management and application control software, and Cybertinel, a cyber security company specializing in cyber threat detection technology. We may not be able to find suitable acquisition candidates or be able to complete such acquisitions on favorable terms. If we complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating our recent or future acquisitions or the technologies associated with such acquisitions or to fully attain the expected benefits of these acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges.  In addition, despite our review of acquired technology, we could become subject to infringement claims from third parties as a result of our use of such acquired technology.  The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

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

Our research and development efforts may not produce successful products or enhancements to our solutions that result in significant revenue or other benefits in the near future, if at all.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain our competitive position. For example, in 2015, we increased our dedicated research and development personnel by 48% compared to 2014. However, investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

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

As of December 31, 2015, we had three issued patents in the United States, three provisional U.S. patent applications and 15 pending U.S. patent applications. We also had two issued patents and 16 applications pending for examination in non-U.S. jurisdictions,  all of which are counterparts of our U.S. patent applications. We may file additional patent applications in the future.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our products) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot be certain that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents, we rely on trade secret rights, copyrights and other rights to protect our unpatented proprietary intellectual property and technology. Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot be certain that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. In addition, the laws of some foreign countries where we sell our products do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States. Based on the 2015 report on intellectual property rights protection and enforcement published by the Office of the United States Trade Representative, such countries included Ukraine, Chile, China, India, Indonesia, Russia and Thailand (designated as priority watch list countries). If we are unable to protect our intellectual property, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

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

Our business depends on our current and prospective customers’ ability and willingness to invest money in IT security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on information security software. We generated 31.5% of our revenues from Europe, the Middle East and Africa and 11.3% from the rest of the world, including countries in North and South America other than the United States and countries in the Asia Pacific region, in 2015. Continuing economic challenges throughout Europe, the Asia Pacific region and other parts of the world may cause our customers in those locations to reevaluate decisions to purchase our solutions or to delay their purchasing decisions, which could adversely impact our results of operations due to the importance of that region to us.

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

Maintenance and support and professional services revenues accounted for 37.7% of our total revenues in 2015. Sales of maintenance and support and professional services may decline or fluctuate as a result of a number of factors, including the number of product licenses we sell, our customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our sales of maintenance and support and professional services contracts decline, our revenues or revenue growth may decline and our business will suffer. We recognize revenues from maintenance and support contracts ratably on a straight-line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed. As a result, a meaningful portion of the revenues we report each quarter results from the recognition of deferred revenues from maintenance and support and professional services contracts entered into during previous quarters. Consequently, a decline in the number or size of such contracts in any one quarter will not be fully reflected in revenues in that quarter, but will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in maintenance and support and professional services contracts would not be reflected in full in our results of operations until future periods.

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

In addition, in the future we may be subject to defense-related export controls. For example, currently our solutions are not subject to supervision under the Israeli Defense Export Control Law, 5767-2007, but if they were used for purposes that are classified as defense-related or if they fall under “dual-use goods and technology” as referred to below, we could become subject to such regulation. In particular, under the Israeli Defense Export Control Law, 5767-2007, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense (MOD) and may be subject to a requirement to obtain a specific license from the MOD for any export of defense related products and/or knowhow. The definition of defense marketing activity is broad and includes any marketing of “defense equipment,” “defense knowhow” or “defense services” outside of Israel, which includes “dual-use goods and technology,” (material and equipment intended in principle for civilian use and that can also be used for defensive purposes, such as our cybersecurity solutions) that is specified in the list of Goods and Dual-Use Technology annexed to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, if intended for defense use only, or is specified under Israeli legislation. “Dual-use goods and technology” will be subject to control by the Ministry of Economy if intended for civilian use only. In December 2013, regulations under the Wassenaar Arrangement included for the first time a chapter on cyber-related matters, which chapter was last amended in December 2015. We believe that our products do not fall under this chapter; however, in the future we may become subject to this regulation or similar regulations, which would limit our sales and marketing activities and could therefore have an adverse effect on our results of operations. Similar issues could arise under the U.S. defense/military export controls under the Arms Export Control Act and the International Traffic in Arms Regulations.

Further, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) issued a proposed rule on May 20, 2015 on new export regulations for “cybersecurity items.”  The proposed rule was subject to public comment until July 20, 2015. At a congressional hearing in January 2016, BIS indicated that the proposed rule would be revised before formal issuance in light of the comments received during the comment period.  As a result, there can be no assurance whether our solutions would be impacted by these potential new regulations and what impact the new regulations would have on our sales or our costs relating to compliance. In December 2015, the Israeli Ministry of Defense also issued a preliminary draft proposing certain cyber-export regulations seeking industry input and views on such proposal. The adoption of regulations is subject to their finalization by the relevant ministry, and then to further review, discussion and possibly revision by the Foreign Affairs and Defense Committee of Israel’s Parliament. At this time we believe that such regulations – if adopted as is – are not likely to have an adverse effect on our results of operations; however there can be no assurance that the proposed regulations would not be revised, or whether our solutions would be subject to any additional requirements which could result in additional administrative cost or affect sale cycles.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. In 2015, the majority of our revenues were denominated in U.S. dollars and the remainder primarily in euros and British pounds sterling. In 2015, the substantial majority of our cost of revenues and operating expenses were denominated in U.S. dollars and New Israeli Shekels (NIS), and the remainder primarily in euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as applicable. In addition, since the portion of our revenues generated in euros and British pounds sterling is greater than our expenses incurred in euros and British pounds sterling, respectively, any depreciation of the euro or the British pounds sterling relative to the U.S. dollar would adversely impact our net loss or net income, as relevant.  We estimate that a 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $2.1 million in 2015. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $1.3 million in 2015. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $0.6 million in 2015. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take hedging measures to reduce the potential adverse impact from the appreciation or the depreciation of our non U.S. dollar-denominated operations, as appropriate. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance in euros and British pounds sterling for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS, U.S. dollars, British pounds sterling and in euros. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

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

Our use of open source software, third-party software and other intellectual property may expose us to risks.

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

Further, some of our products and services include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. There can be no assurance that the licenses we use will be available on acceptable terms, if at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

Our ordinary shares were first offered publicly in our initial public offering in September 2014, at a price of $16.00 per share. Certain of our shareholders sold our ordinary shares in a public offering in March 2015. Subsequently, we issued and sold our ordinary shares and certain of our shareholders sold additional ordinary shares in a public offering in June 2015. Since our initial public offering in September 2014, our ordinary shares have traded as high as $76.35 per share and as low as $22.12 per share through February 29, 2016. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our results of operations and the results of other similar companies;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our products and services;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	speculation in the press or the investment community;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets;

•	any merger and acquisition activities; and

•	general economic and market conditions.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain rules of NASDAQ. We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and NASDAQ requirements relating to distribution of our annual report to shareholders.  As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital. Further, as permitted by the Companies Law and in accordance with the generally accepted business practice in Israel, we do not distribute our annual report to shareholders but make it available through a public website. We may in the future elect to follow Israeli home country practices with regard to other matters such as the formation and composition of the nominating and corporate governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “Item16.G. Corporate Governance.”

As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, although pursuant to the Companies Law, we disclose the annual compensation of our five most highly compensated office holders (as defined under the Companies Law) on an individual basis, including in this annual report.

Since a majority of our voting securities are either directly or indirectly owned of record by residents of the United States, we would lose our foreign private issuer status if any of the following were to occur:(i) the majority of our executive officers or directors were United States citizens or residents, (ii) more than 50 percent of our assets were located in the United States, or (iii) our business was administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

If our existing shareholders, particularly our largest shareholders, or our directors or executive officers sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that these shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

Additionally, as of December 31, 2015, the holders of approximately 5.0 million of our ordinary shares are entitled to require that we register their shares under the Securities Act for resale into the public markets on a registration statement on Form F-3, subject to cutback for marketing reasons and certain other conditions. All shares sold pursuant to a public offering would be freely transferable. See “Item 7.B—Related Party Transactions—Registration Rights.”

Further, we have filed registration statements on Form S-8 under the Securities Act to register 5,472,500 ordinary shares issuable under our equity incentive plans. Such registration statements became effective immediately upon filing. Ordinary shares issued upon exercise of a share option or vesting of restricted stock units and registered pursuant to the corresponding registration statement on Form S-8 may be freely sold in the public market upon issuance, subject to vesting provisions and certain restrictions on sale by affiliates. As of December 31, 2015, 3,755,785 ordinary shares underlying options and restricted stock units were outstanding under our equity incentive plans.

Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2015. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2016 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

If we are unable to satisfy the requirements of Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or if our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and the completeness of our financial reports and the trading price of our ordinary shares may be negatively affected.

Pursuant to Section 404(a) of the Sarbanes-Oxley Act, beginning with our annual report for the fiscal year ended December 31, 2015, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Accordingly, during the fiscal year ended December 31, 2015, our management commenced the process of determining whether our internal control over financial reporting systems is effective under Section 404(a). Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, beginning with our annual report for the fiscal year ended December 31, 2015, as we are no longer an emerging growth company and qualify as a large accelerated filer, we must include an auditor attestation on our internal control over financial reporting.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.Additionally, as part of management assessments of the effectiveness of our internal control over financial reporting required by Section 404(a), our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise, which would require us to employ remedial actions to implement effective controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404(a) or 404(b) in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Irrespective of compliance with Sections 404(a) and 404(b), any failure of our internal control could have a material adverse effect on our stated results of operations and harm our reputation.In order to implement changes to our internal control over financial reporting triggered by a failure of those controls, we could experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes.

As a public company we may become subject to further compliance obligations, which may strain our resources and divert management’s attention.

Changing laws, regulations and standards in the United States relating to corporate governance and public disclosure and other matters may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a publicly traded company in the United States and being subject to U.S. rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Relating to Our Incorporation and Location in Israel

Our headquarters, research and development activities and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters and principal research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, including, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2015, we had 272 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We were granted Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We had elected the alternative benefits program, pursuant to which income derived from the Approved Enterprise program is tax-exempt for two years and enjoys a reduced tax rate of 10.0% to 25.0% for up to a total of eight years, subject to an adjustment based upon the foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises under the Investment Law. In March 2013, we notified the Israel Tax Authority that we apply the new tax regime under the Investment Law instead of our Approved Enterprise and Benefited Enterprise. We are eligible for certain tax benefits provided to Preferred Enterprises under the Investment Law. If we do not meet the conditions stipulated in the Investment Law, any tax benefits will be canceled and we would be required to refund the amount of the benefits, in whole or in part, including interest and CPI linkage (and other monetary penalties, if imposed on us). Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2013 was 25.0%, was increased to 26.5% for 2014 and 2015, and was reduced to 25.0% for 2016 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

We may be required to pay monetary remuneration to employees who invented inventions during and as a consequence of their employment, even if the proprietary rights to such inventions have been assigned to us.

We enter into assignment-of-invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees during the course of their employment by us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as  “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. Although our employees have agreed to assign to us service invention rights, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israel Tax Authority might be required.

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

Our History

We were founded in 1999 with the vision of protecting high-value business data and pioneered our Digital Vault technology, which is the foundation of our platform. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provides a secure platform through which our customers’ employees can share sensitive files. We believe our early innovation in vaulting technology enabled us to evolve into a company that provides a comprehensive security solutions built for privileged accounts. In 2005, we introduced our Privileged Account Security Solution, which has become our leading offering and reflects our emphasis on protecting privileged accounts across an organization. In September 2014, we listed our ordinary shares on the NASDAQ Global Select Market. In 2015, we acquired Viewfinity, a provider of Windows least privilege management and application control software, as well as Cybertinel, a cyber security company specializing in cyber threat detection technology.

Our Privileged Account Security Solution consists of several products: Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager, Viewfinity and On-Demand Privileges Manager.

We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-229164-2. Our principal executive offices are located at 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel, and our telephone number is +972 (3) 918-0000. Our website address is www.cyberark.com. Information contained on, or that can be accessed through, our website is not part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is Cyber-Ark Software, Inc., located at 60 Wells Avenue, Suite 103, Newton, MA 02459, and our telephone number is (617) 965-1544.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2013, 2014 and 2015 amounted to $0.8 million, $1.4 million and $2.1 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment. We anticipate our capital expenditures in fiscal year 2016 to be in a range of $4 million and $5 million. We anticipate our capital expenditures in 2016 will be financed with cash on hand and cash flow generated from operating activities.

B.	Business Overview

We are a global leader and pioneer of a new layer of IT security solutions that protects organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. Our software solutions are focused on protecting privileged accounts, which have become a critical target in the lifecycle of today’s cyber attacks. Privileged accounts are pervasive and act as the “keys to the IT kingdom,” providing complete access to, and control of, all parts of IT infrastructure, industrial control systems and critical business data. In the hands of an external attacker or malicious insider, privileged accounts allow attackers to take control of and disrupt an organization’s IT and industrial control infrastructures, steal confidential information and commit financial fraud. Our comprehensive solutions proactively protect privileged accounts, monitor privileged activity and detect malicious privileged behavior. Our customers use our innovative solutions to introduce this new security layer to protect against, detect and respond to cyber attacks before they strike vital systems and compromise sensitive data.

Organizations worldwide are experiencing an unprecedented increase in the sophistication, scale and frequency of cyber attacks. The challenge this presents is intensified by the growing adoption of new technologies, such as cloud computing, virtualization, software-defined networking, enterprise mobility and social networking, which has resulted in increasingly complex and distributed IT environments with significantly larger attack surfaces. Organizations have historically relied upon perimeter-based threat protection solutions such as network and web security tools as the predominant defense against cyber attacks, yet these traditional solutions have a limited ability to stop today’s advanced threats. According to a 2015 special report issued by FireEye, Inc., 96% of the systems of more than 1,600 FireEye network and email sensors deployed in real-world networks had suffered a network security breach. Organizations are in the early stages of adapting their security strategies to address this new threat environment and are evolving their approaches based on the assumption that their network perimeter has been or will be breached. They are therefore increasingly implementing new layers of security inside the network to disrupt attacks before they result in the theft of confidential information or other serious damage. Regulators are also continuing to mandate rigorous compliance standards and audit requirements in response to this evolving threat landscape.

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

We have architected our solutions from the ground up to address the challenges of protecting privileged accounts and an organization’s sensitive information. Our solutions provide proactive protection against cyber attacks from both external and internal sources and allow for real-time detection and neutralization of such threats. They can be deployed in traditional on-premise data centers, cloud environments and industrial control systems. Our innovative software solutions are the result of over 16 years of research and expertise, combined with valuable knowledge we have gained from working with our diverse population of customers and from our recent acquisitions of Viewfinity and Cybertinel.

Our comprehensive, purpose-built Privileged Account Security Solution enables our customers to secure, manage and monitor privileged account access and activities. Our Privileged Account Security Solution consists of our Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager, Viewfinity and On-Demand Privileges Manager. These products leverage a common technology platform that includes our secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine, and integrates out of the box with over 100 types of IT assets in the datacenter or the cloud. Our solutions complement network, endpoint, web and other security tools and enhances the effectiveness of other security defenses by preventing the misuse of privileged accounts that are built into these products.

As of December 31, 2015, we had approximately 2,500 customers, including over 40% of the Fortune 100 and approximately 20% of the Global 2000. We define a customer to include a distinct entity, division or business unit of a company. Our customers include leading organizations in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as government agencies. We sell our solutions through a high touch, channel fulfilled hybrid sales model that combines the leverage of channel sales with the account control of direct sales, and therefore provides us with significant opportunities to grow our current customer base. This approach allows us to maintain close relationships with our customers and benefit from the global reach of our channel partners. Additionally, we continue to enhance our product offerings and go-to-market strategy by establishing technology alliances within the IT infrastructure and security vendor ecosystem.

Our business has rapidly grown in recent years. During 2013, 2014 and 2015, our revenues were $66.2 million, $103.0 million and $160.8 million, respectively, representing year-over-year growth of 55.7% and 56.1% in 2014 and 2015, respectively. Our net income for 2013, 2014 and 2015 was $6.6 million, $10.0 million and $25.8 million, respectively.

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

Privileged Account Security Solution

Our comprehensive, purpose-built Privileged Account Security Solution provides our customers a set of products that enable them to secure, manage and monitor privileged account access and activities. Our Privileged Account Security Solution consists of our Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager, Viewfinity and On-Demand Privileges Manager. These products share a common technology platform that includes our secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine, and integrates out of the box with over 100 types of IT assets in the datacenter or the cloud.

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

SSH Key Manager. Our SSH Key Manager product securely stores, rotates and controls access to SSH keys to prevent unauthorized access to privileged accounts. This includes the protection of keys at rest and in transit, granular access controls and integration with strong authentication solutions. Detailed audit logs and reporting capabilities provide visibility into key usage to meet audit and compliance requirements. SSH keys are used as an alternative to password credentials, commonly used for administrative access for users, devices and applications to UNIX and Linux systems. SSH Key Manager is a logical extension to our Privileged Account Security Solution, leveraging our shared technology platform infrastructure, enabling organizations to protect all privileged credentials with a single integrated platform that can be built out over time in accordance with business needs.

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

Privileged Threat Analytics. Our Privileged Threat Analytics product allows organizations to detect, alert, and respond to anomalous privileged activity while attacks are in progress. Privileged Threat Analytics uses proprietary algorithms to profile and analyze individual privileged user behavior and creates prioritized alerts when abnormal activity is detected. For example, our product can be used to detect privileged account access at unusual times or access to an abnormal quantity of privileged assets. Privileged Threat Analytics can automatically contain an attack by invalidating a stolen credential to block an attacker from further penetrating the network perimeter. Privileged Threat Analytics uses historical data collected by our Privileged Account Security Solution, Digital Vault and other network data sources to create and maintain a current profile of each privileged user’s behavior. It allows incident response teams to investigate the details that triggered the alert in order to prioritize and respond to the threat. We specialize in analyzing behavior related to privileged user behavior, thus providing vital intelligence on the most critical attack vector. This intelligence can be integrated into an organization’s existing systems and incident response processes enabling a faster response time.

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

Viewfinity. CyberArk Viewfinity, which we added to our product offerings following our acquisition of Viewfinity, Inc. in 2015, is intended to address problems that businesses face with local administrator rights and application control on endpoints and can be deployed on-premise or as a cloud-based solution. Removing local administrator rights for business users on endpoints can significantly reduce the attack surface, but it can also result in unintended productivity tradeoffs and high help desk costs, as users attempt to regain privileges necessary for day-to-day tasks. Viewfinity is designed to help organizations reduce the attack surface by removing local administrative privileges for business users, granularly controlling IT administrator privileges on Windows Servers based on role and elevating privileges when necessary and authorized. Viewfinity’s application control features also enable organizations to closely control and monitor all applications within the environment, identify the original source and instances of malicious applications in the environment for incident response, or supporting forensic investigations. Malicious applications may be immediately blocked, unknown applications may be “grey” listed and restricted pending further analysis and trusted applications may seamlessly run without frustrating business or IT users.

On-Demand Privileges Manager. Our On-Demand Privileges Manager allows customers to limit the breadth of access of Unix/Linux administrative accounts and granularly restrict them from performing certain commands and functions. We also offer this product to customers using Windows through software licensed from an outside vendor.

Shared Technology Platform. Our shared technology platform is the foundation of our Privileged Account Security Solution and includes our secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine. Our Digital Vault is an encrypted server that only responds to preset vault protocols to ensure security throughout an organization’s network. Our Privileged Account Security Solution’s products use our Digital Vault to safely store, audit and manage passwords, privileged credentials, policy information and privileged account session data. Our Web Management Interface provides a single, user-friendly interface for customers to set, manage and monitor privileged account security policies across an entire organization in a matter of minutes while allowing for granular level exceptions to meet the organization’s unique operational needs. Our Master Policy Engine and Discovery Engine enable organizations to understand the scope of privileged account risk and helps to ensure that all privileged account activity is accounted for by automatically discovering new privileged accounts or changes to existing accounts. Our platform integrates out of the box with over 100 types of IT assets in the datacenter or the cloud, including leading operating systems, databases, network devices, security appliances, hypervisors, applications, industrial control systems and application servers. Our platform further leverages our proprietary vault protocol technology to enable distributed deployments across global networks for central management and auditing while providing enterprise-wide global coverage.

Sensitive Information Management Solution

Our Sensitive Information Management Solution provides a secure platform through which our customers’ employees can share sensitive files while enabling the customer to monitor who is sharing these files. This allows organizations to isolate, store, share and track sensitive files and documents, such as customer credit card information, human resource records, intellectual property documents and legal information in a secure, internal environment. It also allows organizations to exchange sensitive information securely and efficiently with their business partners, customers, suppliers and subcontractors. Our Sensitive Information Management Solution integrates with an organization’s existing applications and can be deployed on-premise or as a cloud-based solution for faster audit readiness without the need for significant upfront cost.

Our Services

Maintenance and Support

Our customers typically purchase one year or, to a lesser extent, three years, of software maintenance and support in conjunction with their initial purchase of our products (other than our cloud-based Viewfinity product, which include these services as part of the annual subscription fee). Thereafter, they can renew such maintenance and support for additional one or three-year periods. These two alternative maintenance and support periods are common in the software industry. Customers pay for each alternative in full at the beginning of their terms. The substantial majority of our contracts sold are for a one-year term. For example, for the years 2013 through 2015 more than 90% of the renewal contracts were for a one year term.

Our global customer support organization has expertise in our software and how it interacts with complex IT environments. When sales are made to customers directly, we typically also provide any necessary maintenance and support pursuant to a maintenance and support contract directly with the customer. When sales are made through channels, primarily in the EMEA and Asia Pacific and Japan regions, the channel partner typically provides the first and second level support and we typically provide third level support if the issue cannot be resolved by the channel partner.

Our maintenance and support program provides customers the right to software bug repairs, the latest system enhancements and updates on an if-and-when available basis during the maintenance period, and access to our technical support services. Our technical support services are provided via our online support center, which enables customers to submit new support queries and monitor the status of open and past queries. Our online support system also provides customers with access to our CyberArk Knowledge Base, an online user-driven information repository that provides customers the ability to address their own queries. Additionally, we offer email and telephone support during business hours to customers that purchase a standard support package and 24/7 availability to customers that purchase a premium support package.

Professional Services

Our products are designed for customers to be able to download, install and deploy our software on their own. They are highly configurable and many customers will select either one of our many trained channel partners or our professional services team to provide services. Our professional services team can be contracted to assist customers in planning, installing and configuring their solution to meet the needs of their security and IT environment. Our professional services team provides ongoing consulting services regarding best practices in privileged account security, and recommended ways to implement our solutions to meet specific customer requirements. Additionally, they share best practices associated with use of our software and educate customers on alternative ways to use our product through CyberArk University, which offers in-person and WebEx courses globally.

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

Viewfinity Server and Endpoint Agents. Following the acquisition of Viewfinity, Inc. in 2015, we began offering Viewfinity endpoint agent technology, which provides policy-based privilege management and application control capabilities. The agent is able to detect the privileged commands, and application installation or invocation on the endpoint and validate whether permissible by the organization’s security policy, otherwise blocking the operation. Having users operate in a least privilege mode together with the Viewfinity agent technology effectively reduces the surface that attackers or malware can exploit. The Viewfinity server provides policy-based agent management and consolidated reporting, which allows organizations to manage privileges and handle application control. The Viewfinity server can also leverage third party threat and reputation information to enrich the policy and black-list definitions to further strengthen controls and block bad or malicious applications based on such security intelligence.

Our Customers

As of December 31, 2015, we had approximately 2,500 customers, including  over 40% of the Fortune 100 and approximately 20% of the Global 2000. Our customers include leading organizations in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as government agencies.

Our business is not dependent on any particular customer. No customer or channel partner accounted for more than 10% of our revenues in any of the last three years. Our diverse global footprint is evidenced by the fact that in 2015, we generated 57.2% of our revenues from customers in the United States, 31.5% from the EMEA region and 11.3% from the rest of the world, including countries in North and South America other than the United States and countries in the Asia Pacific region.

Sales and Marketing

Sales

We believe that our hybrid sales model, which combines the leverage of high touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business, the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, consisting of the Americas, EMEA and Asia Pacific and Japan regions. As of December 31, 2015, our global network of channel partners consisted of approximately 250 resellers and distributors. Our channel partners generally complement our sales efforts by helping to identify potential sales targets, maintaining relationships with certain customers and introducing new products to existing customers and offering post-sale professional services and technical support. In 2015, we generated approximately 40% of our revenues from direct sales from our field offices located throughout the world. Approximately 50% of our sales in the United States  are direct while the substantial majority of our sales in the EMEA region and the rest of the world are through channel partners. We work with many global systems integration partners, such as Hewlett-Packard Company and Wipro Limited, and several leading regional security value added resellers, such as Optiv Security Inc., Computacenter PLC, Orange S.A., Business Services (Orange Cyberdefense), Carahsoft Technology Corp and Forsythe Solutions Group, Inc. These companies were each among our top 15 channel partners in 2015 by revenues and we have derived a meaningful amount from sales to each of them during the last two years.

Our sales cycle varies by size of the customer, the number of products purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to many months for sales to new customers or large deployments. To support our broadly dispersed global channel and customer base, as of December 31, 2015, we had sales personnel in 26 countries. We plan to continue investing in our sales organization to support both the growth of our channel partners and our direct sales organization.

Marketing

Our marketing strategy is focused on building our brand strength, communicating the benefits of our solutions, developing leads and increasing sales to existing customers. We market our software as a solution to stop cyber threats before they have the chance to stop business. We execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation for our products, generating qualified leads for our sales force and channel partners. Our marketing efforts also include public relations in multiple regions and extensive content development available through our website. We are focused on an ongoing thought-leadership campaign to further establish ourselves as a leader in the cybersecurity market. Our marketing team is expanding its efforts by investing in analytics-driven lead development, stronger global coordination, quick response to current events and proactive and consistent communication with market analysts.

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and continuing to enhance existing products and services, as well as developing new products, features and functionality. We believe the timely development of new products is essential to maintaining our competitive position. We regularly release new versions of our software which incorporate new features and enhancements to existing ones. We also maintain a dedicated team that researches reported advanced cyber attacks, the attackers’ techniques and methods that lead to new security development initiatives for our products and provide thought-leadership on targeted attack mitigation.

As of December 31, 2015, we had 176 employees focused on research and development. We conduct our research and development activities in Israel and we believe this provides us with access to world class engineering talent. Our research and development expenses were $10.4 million, $14.4 million and $21.7 million in 2013, 2014 and 2015, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property.

As of December 31, 2015, we had three issued patents in the United States, three provisional U.S. patent applications and 15 pending U.S. patent applications. We also had two issued patents and 16 applications pending for examination in non-U.S. jurisdictions,  all of which are counterparts of our U.S. patent applications.

The claims for which we have sought patent protection relate to several elements in our technology, including the Digital Vault, Discovery & Audit tool, Privileged Threat Analytics, Privileged Session Manager and Application Identity Manager.

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

Our industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the security industry have extensive patent portfolios. If we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or third parties will claim that our products infringe their proprietary rights. From time to time, third parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners, users or customers, whom our standard license and other agreements obligate us to indemnify against such claims under certain circumstances. Successful claims of infringement or misappropriation by a third party could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, or to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and to indemnify our partners or other third parties. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected.

Competition

The IT security market in which we operate is characterized by intense competition, constant change and innovation. We believe that none of our competitors offer a fully comprehensive and integrated privileged account security solution; however, we do compete with companies that offer a broad array of IT security products. Our current and potential future competitors include CA, Inc., Dell Inc., International Business Machines Corporation, Microsoft Corporation and Oracle Corporation, in the access and identity management market, as well as providers of advanced threat protection solutions such as Hewlett-Packard Company, EMC Corporation (which has signed an agreement to be acquired by Dell Inc.), International Business Machines Corporation, FireEye, Inc., Splunk Inc., Check Point Software Technologies Ltd. and Palo Alto Networks, Inc. and other smaller companies that offer products with a more limited range of functionality than our own offerings.

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

Properties

Our corporate headquarters are located in Petach Tikva, Israel in an office consisting of approximately 47,200 square feet. In February 2015, we signed a new lease with our current landlord for different premises in Petach Tikva consisting of up to approximately 90,000 square feet. This new lease is scheduled to commence in July 2017, at which time our current lease would expire. The new lease expires in June 2022. Our U.S. headquarters are located in Newton, Massachusetts in an office consisting of approximately 21,000 square feet. The lease for this office expires in April 2022 with the option to extend for two successive five-year periods. We maintain additional sales offices in England, France, Germany,  Singapore, Australia, Italy, Netherlands and Turkey, and a second research and development office in Israel of approximately 4,300 square feet following the acquisition of Cybertinel and Viewfinity. We believe that our facilities are sufficient to meet our ongoing needs and that if we require additional space to accommodate our growth we will be able to obtain additional facilities on commercially reasonable terms.

Legal Proceedings

See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.	Organizational Structure

The legal name of our company is CyberArk Software Ltd. and we are organized under the laws of the State of Israel. We have three wholly-owned subsidiaries: Cyber-Ark Software, Inc., Cyber-Ark Software (UK) Limited and CyberArk Software (Singapore) PTE. LTD. Our wholly-owned United Kingdom subsidiary, Cyber-Ark Software (UK) Limited, has two wholly-owned subsidiaries, which are incorporated in Germany and Italy, respectively: Cyber-Ark Software (DACH) GmbH and CyberArk Software Italy S.r.l. Our United Kingdom subsidiary also operates a branch office in Paris, France.

Following the acquisitions conducted in 2015, Viewfinity Ltd. and Cybertinel Ltd., companies incorporated in Israel, became wholly-owned subsidiaries of CyberArk Software Ltd., and Viewfinity, Inc., a company incorporated in Delaware, United States, became a wholly-owned subsidiary of Cyber-Ark Software, Inc. We expect to merge these companies into CyberArk Software Ltd. and our U.S. subsidiary, respectively.

D.	Property, Plants and Equipment

See “Item 4.B.—Business Overview—Properties” for a discussion of property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a global leader and pioneer of a new layer of IT security solutions that protects organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. Our software solutions are focused on protecting privileged accounts, which have become a critical target in the lifecycle of today’s cyber attacks. Privileged accounts act as the “keys to the IT kingdom,” providing complete access to, and control of, all parts of IT infrastructure, industrial control systems and critical business data. In the hands of an external attacker or malicious insider, privileged accounts allow attackers to take control of and disrupt an organization’s IT and industrial control infrastructures, steal confidential information and commit financial fraud. Our comprehensive solutions proactively protect privileged accounts, monitor privileged activity and detect malicious privileged behavior. Our customers use our innovative solutions to introduce this new security layer to protect against, detect and respond to cyber attacks before they strike vital systems and compromise sensitive data.

We have a history of innovation. We started operations in 1999 with the vision of protecting high-value business data and pioneered our Digital Vault technology, which is the foundation of our platform. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provides a secure platform through which our customers’ employees can share sensitive files. We believe our early innovation in vaulting technology enabled us to evolve into a company that provides comprehensive security solutions built for privileged accounts. In 2005, we introduced our Privileged Account Security Solution, which has become our leading offering and reflects our emphasis on protecting privileged accounts across an organization. Our Privileged Account Security Solution leverages a shared technology platform and consists of several products: Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager, Viewfinity and On-Demand Privileges Manager.

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

We seek to foster long-term relationships with our customers. We have a significant opportunity to generate additional revenues from our existing customers by helping them identify and address gaps in their current privileged account security strategy. Our platform provides our customers flexibility to initially deploy one or more of our products for a single use case and then expand usage over time to address more use cases, to add incremental licenses for more users or systems or to license additional products from our comprehensive platform. We measure the perpetual license maintenance renewal rate for our customers over a 12-month period, based on a dollar renewal rate of contracts expiring during that time period. Our renewal rate for each of the years ended December 31, 2013, 2014 and 2015 was over 90%. Our key strategies to maintain our renewal rate include focusing on the quality and reliability of our product updates and our technical support services.

We sell our products directly and through a global network of channel partners, including distributors and resellers, who then sell to their end customers. In 2015, we generated approximately 60% of our revenues through sales made by our global network of channel partners, with the balance being generated through our direct sales force. We refer to end customers as our customers throughout this annual report. We believe that our hybrid sales model, which combines the leverage of channel sales with the account control of direct sales, will continue to play an important role in the growth of our customer base. Our hybrid sales model has aided our global growth by allowing us to partner with local distributors while being able to use our direct sales team in locations where that approach is advantageous to our business.

We market and sell our solutions to organizations in a variety of industries and geographies. As of December 31, 2015, we had approximately 2,500 customers, including approximately 40% of the Fortune 100 and approximately 20% of the Global 2000. We define a customer to include a distinct entity, division or business unit of a company. The growth of our business and our future success depend on our ability to expand our customer base and increase our sales to existing customers, which depend on many factors, including our ability to expand our sales force, introduce new products and grow our relationships with channel partners. While each of these areas presents significant opportunities for us, they also pose important challenges and risks that we must successfully address in order to sustain the growth of our business and improve our results of operations. Additionally, the IT security market in which we operate is characterized by intense competition, constant innovation and evolving security needs, each of which may impact our ability to grow our business.

We have experienced strong growth over the last several years, as evidenced by a compound annual growth rate in revenues of 55.9% from 2013 to 2015. We have also increased our number of employees and subcontractors from 317 as of December 31, 2013 to 644 as of December 31, 2015. We intend to continue to aggressively grow our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies and products. We intend to continue to invest in the development of our sales and marketing teams, with a particular focus on expanding our channel partnerships, targeting new customers, creating technology partnerships and solidifying relationships with existing customers. We also plan to continue to invest in research and development in order to continue to develop technology for both existing and new products.

During the years ended December 31, 2013, 2014 and 2015, our revenues were $66.2 million, $103.0 million and $160.8 million, respectively, representing year-over-year growth of 55.7% and 56.1% in 2014 and 2015, respectively, and with maintenance and professional services comprising over 37% of our revenues each year. Our net income for the years ended December 31, 2013, 2014 and 2015 was $6.6 million, $10.0 million and $25.8 million, respectively.

Key Financial Metrics

We monitor several key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key financial metrics that we monitor are as follows:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Revenues	$66,157	$102,999	$160,812
Non-GAAP operating income(1)	9,482	22,027	43,641
Non-GAAP net income(1)	8,484	15,836	35,262
Net cash provided by operating activities	20,159	23,195	59,160
Total deferred revenues (as of period-end)	24,478	32,160	54,389

(1)	For a reconciliation of non-GAAP operating income to operating income and of non-GAAP net income to net income, the nearest comparable GAAP measures, see “Item 3.A. Selected Financial Data.”

Revenues. We derive our revenues from licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services to the extent requested by customers. We review our revenues generally to assess the overall health of our business and our license revenues in particular to assess the adoption of our software and our growth in the markets we serve.

We consider our license revenues to be particularly important in assessing our results of operations because license fees, particularly from new customers, impact both our short-term and long-term revenues. New customers impact our revenues favorably in the short-term because we recognize substantially all license fees immediately upon delivery. New customers contribute significantly to our revenues in the long term because the size of our maintenance and support contracts is directly related to our licenses revenues, but revenues from maintenance and support contracts are recognized on a straight-line basis over the term of the related contract. This fact, coupled with the high renewal rate for our maintenance and support contracts, means that a meaningful portion of the revenues we report each period are recognized from deferred revenues generated by maintenance and support contracts entered into during previous quarters.

The amount that a customer pays for a license can vary from a few thousand dollars to many millions of dollars depending on its scope. We generally license our products on a price per user or price per server basis; however, our license agreements with a small number of our largest customers do not contain any limit on the number of users or servers in recognition of the size of the overall agreement. We also license certain of our products based on the number of concurrent sessions monitored or endpoints secured. As a result, we do not track, and are unable to track, the amount of license revenues we generate on a per user or per server basis. We do, however, maintain internal price guidelines for different size transactions and, since our cost of license revenues is negligible, we generate incremental profit from every license. Although we are focused on growing our customer base, we also do not focus on the exact number of customers that we add in a given period because our revenues are also a function of the size of initial sales to new customers and the size of upsells to existing customers. We seek to increase the number of large transactions that we enter into because they better leverage our operating expense base, and particularly our sales and marketing expenses, and also generate larger maintenance and support contracts to drive future revenues and margins.

Because the size of our maintenance and support contracts is directly related to our licenses revenues and because the rates that we charge for professional services fluctuate very little, the drivers of changes in these sources of revenues have to date been volume-based. Historically, there has been little fluctuation in price when we renew a contract for maintenance and support or for professional services. While the demand for professional services is expected to increase as our customers and license base grow, we expect that our channel partners will increase the amount of such services that they provide. Therefore, while we expect an increase in the dollar amount of our professional services revenue, we do not expect our professional services revenues to increase materially as a percentage of total revenues.

See “—Components of Statements of Operations—Revenues” for more information.

Non-GAAP Operating Income and Non-GAAP Net Income. Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP operating income and non-GAAP net income as operating income and net income, respectively, which each exclude (i) share-based compensation expense, (ii) expenses related to the March 2015 public offering of ordinary shares by certain of our shareholders and to the June 2015 public offering of ordinary shares by us and certain of our shareholders, (iii) expenses related to acquisitions and (iv) amortization of intangible assets related to acquisitions. Non-GAAP net income also excludes (i) financial expenses resulting from the revaluation of warrants to purchase preferred shares and (ii) tax effects related to the non-GAAP adjustments set forth above.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP operating income and non-GAAP net income that exclude, as appropriate, share-based compensation expenses, expenses relating to public offerings of our ordinary shares, financial expenses resulting from the valuation of warrants to purchase preferred shares, expenses related to acquisitions, amortization of intangible assets related to acquisitions and the tax effects related to these non-GAAP adjustments allows for more meaningful comparisons between our operating results from period to period. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation we provide to employees. Additionally, excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between our net income from period to period. As these warrants were exercised in connection with our initial public offering, they are no longer revalued at each balance sheet date. We also believe that expenses related to the public offerings of our ordinary shares in March 2015 and June 2015, expenses related to our acquisitions and amortization of intangible assets related to acquisitions, do not reflect the performance of our core business and would impact period-to-period comparability. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. In particular, these financial measures reflect our operating expenses, the largest of which is currently sales and marketing. Accordingly, we assess the effectiveness of our sales and marketing efforts in part by considering whether increases in such expenditures are reflected in increased revenues and increased non-GAAP operating income and non-GAAP net income. The material factors driving changes in these financial measures are discussed under the subheading “Revenues” within “—Comparison of Period to Period Results of Operations.”

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

Total Deferred Revenues. Our total deferred revenues consist of amounts that have been collected but that have not yet been recognized as revenues because they do not meet the applicable criteria. The substantial majority of our deferred revenues consists of the unrecognized portion of upfront payments associated with maintenance and support contracts. The remaining balance of our deferred revenues consists of payments for licenses, and, to a lesser extent, professional services  that could not yet be recognized. We monitor our total deferred revenues because it represents a significant portion of revenues to be recognized in future periods. Substantially all of the increase in our total deferred revenues has been from growth in our maintenance and support contracts which, in turn, is driven by growth of our license revenues. The material factors driving changes in our license revenues are discussed under “—Comparison of Period to Period Results of Operations.”

A.	Operating Results

The following discussion and analysis should be read in conjunction with the section titled “Item 3.A. Selected Financial Data” of this annual report and our consolidated financial statements and the related notes contained elsewhere in this annual report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3.D. Risk Factors” of this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Components of Statements of Operations

Revenues

Our revenues are comprised of the following:

•	License Revenues. License revenues are generated from sales of perpetual licenses for our cybersecurity software: Privileged Account Security Solution and Sensitive Information Management Solution.

o
Privileged Account Security Solution—The substantial majority of our license revenues has been from sales of our Privileged Account Security Solution. Customers can purchase Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager, Viewfinity and On-Demand Privileges Manager. We license our Enterprise Password Vault to our customers based on the number of privileged account users. We offer customers the choice of licensing our Privileged Session Manager based on the number of devices secured or the number of concurrent sessions it monitors. We license our SSH Key Manager, Application Identity Manager and On-Demand Privileges Manager to our customers based on the number of servers that each such product protects. We license our Privileged Threat Analytics to customers based on the number of protected endpoints, such as servers, desktops, databases or mobile devices. We license our Viewfinity to our customers based on the number of protected endpoints such as servers and desktops.

o
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

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, including North and South America (excluding the United States) as well as countries in the Asia Pacific region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2013		2014		2015
	(in thousands)
United States	$32,041	48.4%	$60,761	59.0%	$92,034	57.2%
EMEA	25,796	39.0%	33,198	32.2%	50,644	31.5%
Rest of World	8,320	12.6%	9,040	8.8%	18,134	11.3%

Total revenues	$66,157	100.0%	$102,999	100.0%	$160,812	100.0%

Cost of Revenues

Our total cost of revenues is comprised of the following:

•
Cost of License Revenues. Cost of license revenues consists primarily of shipping costs associated with delivery of our software and license payments to third-party software vendors. We expect the absolute cost of license revenues to increase as our license revenues increase.

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

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which consists of salaries, employee benefits (including commissions and bonuses) and share-based compensation expense. Operating expenses also include allocated overhead costs for facilities and foreign currency hedging contracts gains and losses. Allocated costs for facilities primarily consist of rent, depreciation and office maintenance and utilities. Operating expenses are generally recognized as incurred. We expect personnel and all allocated costs to continue to increase in absolute dollars as we hire new employees and add facilities to continue to grow our business. We expect operating margins to decline in the near term compared to prior periods as we further increase our headcount to support the future growth of our business.

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

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include external legal, accounting and other professional service fees. We expect that general and administrative expense will increase in absolute dollars as we grow and expand our operations and operate as a public company, including higher legal, corporate insurance, investor relations and accounting expenses, and the additional costs of achieving and maintaining compliance with the Sarbanes-Oxley Act and related regulations.

Financial Income (Expenses), Net

Financial income (expenses), net consists of interest income, foreign currency exchange gains or losses, foreign exchange forward transactions and warrant liability expenses. Interest income consists of interest earned on our cash, cash equivalents and short-term bank deposits. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar. Warrant liability changes relate to our preferred share warrants. Our preferred share warrants are classified as a liability on our consolidated balance sheets and, as such, are remeasured to fair value each period with a corresponding expense from the adjustment recorded as financial income (expenses), net. Immediately prior to the completion of our initial public offering, all of our preferred share warrants were exercised and, accordingly, we no longer record any financial expenses in respect of them on our statement of operations. As of the most recent reporting period, we did not have any indebtedness for borrowed amounts.

Taxes on Income

The standard corporate tax rate in Israel is currently 25.0%, and was 26.5% for 2014 and 2015.

As discussed in greater detail below under “Israeli Tax Consideration and Government Programs”, we have received various tax benefits under the Investment Law. Under the Investment Law, our effective tax rate to be paid with respect to our Israeli taxable income under these benefits programs is 16.0%.

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

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2013		2014		2015
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands, except for %)
Revenues:
License	$38,907	58.8%	$61,320	59.5%	$100,113	62.3%
Maintenance and professional services	27,250	41.2	41,679	40.5	60,699	37.7

Total revenues	66,157	100.0	102,999	100.0	160,812	100.0

Cost of revenues:
License	1,216	1.8	2,654	2.6	5,088	3.2
Maintenance and professional services	7,860	11.9	12,053	11.7	17,572	10.9

Total cost of revenues	9,076	13.7	14,707	14.3	22,660	14.1

Gross profit	57,081	86.3	88,292	85.7	138,152	85.9

Operating expenses:
Research and development	10,404	15.7	14,400	14.0	21,734	13.5
Sales and marketing	32,840	49.7	44,943	43.6	66,206	41.2
General and administrative	4,758	7.2	8,495	8.2	16,990	10.6

Total operating expenses	48,002	72.6	67,838	65.8	104,930	65.3

Operating income	9,079	13.7	20,454	19.9	33,222	20.6
Financial expenses, net	(1,124)	(1.7)	(5,988)	(5.8)	(1,479)	(0.9)

Income before taxes on income	7,955	12.0	14,466	14.1	31,743	19.7
Taxes on income	(1,320)	(2.0)	(4,512)	(4.4)	(5,949)	(3.7)

Net income	$6,635	10.0%	$9,954	9.7%	$25,794	16.0%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Revenues

	Year ended December 31,
	2014		2015		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
License	$61,320	59.5%	$100,113	62.3%	$38,793	63.3%
Maintenance and professional services	41,679	40.5	60,699	37.7	19,020	45.6

Total revenues	$102,999	100.0%	$160,812	100.0%	$57,813	56.1%

Revenues increased by $57.8 million, or 56.1%, from $103.0 million in 2014 to $160.8 million in 2015. This increase was due to increased sales of our solutions. This increase was also driven by growth in both our license revenues and our maintenance and professional services revenue. This growth was most pronounced in the United States where revenues increased by $31.3 million compared to increases of $17.4 million in EMEA and $9.1 million in the rest of the world. The significant increase in revenues from the United States primarily resulted from a higher volume of deals including large transactions of greater than $1.0 million each that together accounted for $11.7 million. Multiple large transactions or even a single large transaction in a specific period could materially impact relative growth rates among our different regions for a particular period. We increased our number of customers from approximately 1,800 as of December 31, 2014 to approximately 2,500 as of December 31, 2015.

License revenues increased by $38.8 million, or 63.3%, from $61.3 million in 2014 to $100.1 million in 2015. In 2015, approximately 50% of license revenues were generated from sales to customers from whom we had generated revenues before this period. Substantially all of the license revenue growth resulted from increased sales of our Privileged Account Security Solution, driven by increased demand for our Enterprise Password Vault and Privileged Session Manager.

Maintenance and professional services revenues increased by $19.0 million, or 45.6%, from $41.7 million in 2014 to $60.7 million in 2015. Maintenance revenues increased by $15.0 million from $33.1 million in 2014 to $48.1 million in 2015, with renewals accounting for approximately $4.7 million and initial maintenance contracts for approximately $10.3 million, respectively, of this increase. Professional services revenues increased by $4.0 million from $8.6 million in 2014 to $12.6 million in 2015 due to the provision of more services to customers.

Cost of Revenues and Gross Profit

	Year ended December 31,
	2014		2015		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
License	$2,654	2.6%	$5,088	3.2%	$2,434	91.7%
Maintenance and professional services	12,053	11.7	17,572	10.9	5,519	45.8

Total cost of revenues	$14,707	14.3%	$22,660	14.1%	$7,953	54.1%

Gross profit	$88,292	85.7%	$138,152	85.9%	$49,860	56.5%

Cost of license revenues increased by $2.4 million, or 91.7%, from $2.7 million in 2014 to $5.1 million in 2015. The increase in cost of license revenues was driven primarily by an increase in license revenue and amortization of intangible assets from our recent acquisitions.

Cost of maintenance and professional services revenues increased by $5.5 million, or 45.8%, from $12.1 million in 2014 to $17.6 million in 2015. The increase in cost of maintenance and professional services revenues was driven primarily by a $3.5 million increase in personnel costs and related expenses as our technical support and professional services headcount grew from 76 at the end of 2014 to 118 at the end of 2015.

Gross profit increased by $49.9 million, or 56.5%, from $88.3 million in 2014 to $138.2 million in 2015. Gross margins increased from 85.7% in 2014 to 85.9% in 2015. This increase was driven by our revenue growth outpacing the growth of our cost of revenue.

Operating Expenses

	Year ended December 31,
	2014		2015		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$14,400	14.0%	$21,734	13.5%	$7,334	50.9%
Sales and marketing	44,943	43.6	66,206	41.2	21,263	47.3
General and administrative	8,495	8.2	16,990	10.6	8,495	100.0

Total operating expenses	$67,838	65.8%	$104,930	65.3%	$37,092	54.7%

Research and Development. Research and development expenses increased by $7.3 million, or 50.9%, from $14.4 million in 2014 to $21.7 million in 2015. This increase was primarily attributable to a $5.7 million increase in personnel costs and related expenses as we increased our research and development team headcount from 119 at the end of 2014 to 176 at the end of 2015 to support continued investment in our future product and service offerings. The increase was also attributable to a $0.7 million increase related to amortization of intangible assets from our recent acquisitions.

Sales and Marketing. Sales and marketing expenses increased by $21.3 million, or 47.3%, from $44.9 million in 2014 to $66.2 million in 2015. This increase was primarily attributable to a $17.5 million increase in expenses for salaries and related expenses due to increased headcount in all regions to expand our sales and marketing organization coupled with a $1.6 million increase in expenses related to our marketing programs and a $0.7 million increase in travel and related expenses. Our sales and marketing headcount grew from 202 at the end of 2014 to 294 at the end of 2015.

General and Administrative. General and administrative expenses increased by $8.5 million, or 100.0%, from $8.5 million in 2014 to $17.0 million in 2015. This increase was primarily attributable to an increase of $4.0 million in payroll expenses, including variable compensation to executive management, due to increased headcount coupled with a $3.5 million increase in legal and accounting fees of which $2.2 million was expenses related to acquisitions and expenses related to the public offerings of our ordinary shares in March 2015 and June 2015.

Financial Expenses, Net. Financial expenses decreased by $4.5 million from $6.0 million in 2014 to $1.5 million in 2015. This decrease resulted primarily from expenses associated with the revaluation of fair value of warrants to purchase series B3 preferred shares of $4.3 million in 2014.

Taxes on Income. Taxes on income increased from $4.5 million in 2014 to $5.9 million in 2015. This increase was attributable to the increase in pre-tax income partially offset by tax benefits we had from  our recent acquisitions

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

Revenues

	Year ended December 31,
	2013		2014		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
License	$38,907	58.8%	$61,320	59.5%	$22,413	57.6%
Maintenance and professional services	27,250	41.2	41,679	40.5	14,429	53.0

Total revenues	$66,157	100.0%	$102,999	100.0%	$36,842	55.7%

Revenues increased by $36.8 million, or 55.7%, from $66.2 million in 2013 to $103.0 million in 2014. This increase was due to increased sales volume of our solutions. This increase was also driven by growth in both our license revenues and our maintenance and professional services revenue. This growth was most pronounced in the United States where revenues increased by $28.7 million compared to increases of $7.4 million in the EMEA and $0.7 million in the rest of the world. The significant increase in revenues from the United States primarily resulted from large transactions of greater than $1.0 million each that together accounted for $14.9 million. Multiple large transactions or even a single large transaction in a specific period could materially impact relative growth rates among our different regions for a particular period. We increased our number of customers from approximately 1,500 as of December 31, 2013 to approximately 1,800 as of December 31, 2014.

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

General and Administrative. General and administrative expenses increased by $3.7 million, or 78.5%, from $4.8 million in 2013 to $8.5 million in 2014. This increase was primarily attributable to an increase of $1.8 million in payroll expenses, including variable compensation to executive management, and due to increased headcount coupled with a $1.9 million increase in other expenses such as legal, accounting, facilities, directors’ fees, travel expenses and share-based compensation expenses, and other administrative expenses.

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

In addition to the derivatives that are designated as hedges as discussed above, we also enter into certain foreign exchange forward transactions to economically hedge certain account receivables in euros. Gains and losses related to such derivative instruments are recorded in financial expenses, net.

Share-Based Compensation

Option Valuations

Under U.S. GAAP, we account for share-based compensation for employees in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.

We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of options. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using the Black-Scholes-Merton option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise, cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•
Fair Value of our Ordinary Shares. Because our shares were not publicly traded before September 24, 2014, we estimated the fair value of ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Companies Equity Securities Issued as Compensation, and based on independent third-party valuations that we obtained on a periodic basis. Following our initial public offering on September 24, 2014, our ordinary shares are publicly traded, and therefore we currently base the value of our ordinary shares on their market price.

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

We recorded the warrants at their estimated fair value utilizing the option pricing model with changes in the fair value of the warrant liability reflected in financial income (expense), net. Upon the completion of our initial public offering, the warrants were exercised to Series B3 preferred shares and later converted to ordinary shares. We re-measured the warrants as of the conversion date using the intrinsic value based on the initial public offering price.

The following assumptions were used to estimate the value of the Series B3 preferred share warrants as of December 31, 2013:

Year ended December 31,
2013
Expected volatility	45%
Expected dividends	0
Expected term (in years)	2
Risk free rate	0.31%

During the years ended December 31, 2013 and 2014, we recognized financial expenses in the amount of $1.4 million and $4.3 million, respectively, from the re-measurement of the fair value of the warrants.

Goodwill and other Intangible Assets

Goodwill and certain other purchased intangible assets have been recorded in our financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired Under ASC topic 350, “Intangible - Goodwill and other,” (“ASC 350”) according to which goodwill is not amortized. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. We operate as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. We elect to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets which range from one to 13. Acquired customer relationship and backlog are amortized over their estimated useful lives in proportion to the economic benefits realized. Other intangible assets consist primarily of technology are amortized over their estimated useful lives on a straight-line basis.

During the year ended December 31, 2015, no impairment losses were recognized.

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

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The updated standard is effective beginning on January 1, 2017, with early application permitted as of the beginning of any interim or annual reporting period. The Company early adopted this standard retrospectively, and reclassified $3,788 of current deferred tax assets to noncurrent deferred tax assets as of December 31, 2014.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25.0% (in 2014 and 2015, the corporate tax rate was 26.5%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development is for the promotion or development of the company; and

•	the research and development is carried out by or on behalf of the company seeking the deduction.

However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period from the first year that the expenditures were made if the research or development is for the promotion or development of the company.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

•
deduction of the cost of purchased know-how, patents and rights to use a patent and know-how which are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns together with Israeli Industrial Companies controlled by it; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. We believe that we qualify as an Industrial Company within the meaning of the Industry Encouragement Law. The Israel Tax Authority may determine that we do not qualify as an Industrial Company, which could entail our loss of the benefits that relate to this status. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise”, is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

In general, an Approved Enterprise is entitled to receive a cash grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program  and are contingent upon meeting the criteria set out in such certificate. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

The tax benefits under the alternative benefits track include an exemption from corporate tax on undistributed income which was generated from an Approved Enterprise for between two and ten years  from the first year of taxable income, depending on the geographic location of the Approved Enterprise facility within Israel, and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned. The benefits period under Approved Enterprise status is limited to 12 years from the year in which the production commenced  (as determined by the Investment Center), or 14 years from the  year of receipt of the approval as an Approved Enterprise, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rates is the result of a weighted combination of the applicable tax rates. The entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or an FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis. A company that qualifies as an FIC and has an Approved Enterprise program is eligible for an extension of the period during which it is to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced corporate tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment is at least 49% (20% if the foreign investment is 49% or more but less than 74%; 15% if 74% or more but less than 90%; and 10% if 90% or more).

If a company elects the alternative benefits track and subsequently distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period it will be subject to corporate tax in respect of the amount of the distributed dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits track. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above. In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

Until 2013 tax year, we had Approved Enterprise programs under the Investment Law, which, we believe, entitled us to certain tax benefits.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

An enterprise that qualifies under the new provisions is referred to as a “Benefited Enterprise”, rather than “Approved Enterprise”. The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a “Benefited Enterprise” status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at the rate of 15% or at a lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

The benefits available to a Benefited Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

Until the 2013 tax year, we had Approved Enterprise programs under the Investment Law, which, we believe, entitled us to certain tax benefits.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively in 2013, and then increased to 16% and 9% in 2014 and thereafter, respectively.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

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

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued an Accounting Standards Update (“ASU”)  2016-02. ASU 2016-02 changes the current lease accounting standard by requiring the recognition of lease assets and lease liabilities for all leases, including those currently classified as operating leases. This new guidance is to be applied under a modified retrospective application to the earliest reporting period presented for reporting periods beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the potential impact of this new guidance on our financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments related to business combination. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for us with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an accounting standard update on revenue from contracts with customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. On April 1, 2015 the FASB proposed deferring the effective date by one year to December 15, 2017 for annual reporting periods beginning after that date. The FASB also proposed permitting early adoption of the standard, but not before the original effective date of December 15, 2016.We are currently evaluating the effect that the new guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting for annual reporting periods.

B.	Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. We have also raised capital through the sale of equity securities in public offerings and in private placements and, to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses and capital expenditures.

As of December 31, 2015, we had $238.3 million of cash, cash equivalents and short-term bank deposits. This compared with cash, cash equivalents and short-term bank deposits of $177.2 million and $65.4 million as of December 31, 2014 and 2013, respectively. We believe that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products and the continuing market acceptance of our software offerings.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by operating activities	$20,159	$23,195	$59,160
Net cash used in investing activities	(826)	(51,445)	(7,012)
Net cash provided by financing activities	159	90,055	58,207

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

Net Cash Provided by Operating Activities

Our cash flows historically have reflected our net income coupled with changes in our non-cash working capital. During the year ended December 31, 2015, operating activities provided $59.2 million in cash as a result of $25.8 million net income combined with a decrease of $21.2 million in our non-cash working capital, adjusted by $9.3 million of non-cash charges related to share-based compensation expenses of $7.0 million and depreciation and amortization of $2.3 million coupled with an approximately  $7.0 million increase in other long-term assets and liabilities and long-term deferred revenues from three-year maintenance contracts for which we collected payment up front which were partially offset by an increase of $4.1 million in deferred tax assets. The decrease of $21.2 million in our non-cash working capital was due to a $14.5 million increase in short-term deferred revenues, a $2.5 million increase in accrued expenses  and other current liabilities, and an increase of $5.0 million in employees and payroll accruals which were partially offset by an increase of $0.8 million in other current assets . Our days’ sales outstanding, or DSO, was 46 days for the year ended December 31, 2015.

During the year ended December 31, 2014, operating activities provided $23.2 million in cash as a result of $10.0 million net income combined with a decrease of $3.1 million in our non-cash working capital, adjusted by $6.6 million of non-cash charges related to a $4.3 million change in the fair value of warrants to purchase preferred shares, share-based compensation expenses of $1.6 million and depreciation of $0.7 million coupled with a $3.3 million increase in long-term deferred revenues from three-year maintenance contracts for which we collected payment up front and a $0.2 million increase in long-term liabilities. The decrease of $3.1 million in our non-cash working capital was due to a $4.4 million increase in short-term deferred revenues and a $5.5 million increase in employees and payroll accruals and other current liabilities, which were partially offset by a $6.5 million increase in trade receivables and an increase of $0.3 million in trade payables and prepaid expenses and other current assets. Our DSO was 68 days for the year ended December 31, 2014.

During the year ended December 31, 2013, operating activities provided $20.2 million in cash as a result of a decrease of $10.0 million in our non cash working capital combined with net income of $6.6 million, adjusted by $2.3 million of non cash charges related to a $1.4 million change in the fair value of warrants to purchase preferred shares, depreciation of $0.5 million and share based compensation expenses of $0.4 million coupled with a $1.8 million increase in long term deferred revenues from three year maintenance contracts for which we collected payment up front which were partially offset by an increase of  $0.5 million in deferred tax assets. The decrease in our non cash working capital was due to a $7.6 million increase in short term deferred revenues and a $6.6 million increase in trade payables and employee related accruals which were partially offset by increases of $3.3 million in trade receivables and $0.9 million in other current assets. Our DSO was 70 days for the year ended December 31, 2013.

 Net Cash Used in Investing Activities

Net cash used in investing activities was $0.8 million, $51.4 million and $7.0 million for the years ended December 31, 2013, 2014 and 2015 respectively. Investing activities have consisted primarily of investment in and proceeds from short-term deposits, acquisitions and purchase of property and equipment.

Net Cash Provided by Financing Activities

Our financing activities have primarily consisted of proceeds from the issuance and sale of our securities, excess tax benefit from stock-based compensation and proceeds from the exercise of share options. Net cash provided by financing activities was $0.2 million, $90.1 million and $58.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

C.	Research and Development, Patents and Licenses, etc.

We conduct our research and development activities in Israel. As of December 31, 2015, our research and development department was comprised of 176 employees and contractors. In 2015, research and development costs accounted for 13.5% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies. As of December 31, 2015, we have obtained five issued patents for certain of our technologies in various jurisdictions, including the United States and have 31 pending patent applications that were filed in various jurisdictions, including the United States. No patent application is material to the overall conduct of our business.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2015:

	Payments Due by Period
	Total	2016	2017	2018	2019	2020	2021 and thereafter
	(in thousands)
Operating lease obligations(1)	$14,845	$3,190	$2,591	$2,749	$2,722	$2,733	$860
Uncertain tax obligations(2)	362	—	—	—	—	—	—
Severance pay(3)	4,667	—	—	—	—	—	—

Total	$19,874	$3,190	$2,591	$2,749	$2,722	$2,733	$860

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and certain motor vehicles.

(2)
Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 9(j) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination, retirement or death of the respective employee and may be reduced if the employee’s termination is voluntary. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $1.4 million is unfunded. See Note 2(k) to our consolidated financial statement included elsewhere in this report for further information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 11, 2016:

Name	Age	Position
Executive Officers
Ehud (Udi) Mokady	47	Chief Executive Officer, President, Founder and Director
Chen Bitan	46	General Manager, EMEA, Asia Pacific and Japan
Joshua Siegel	52	Chief Financial Officer
Ronen (Ron) Zoran	41	Vice President, Americas Sales
Nick Baglin	41	Vice President, EMEA Sales
Vincent Goh	44	Vice President, Asia Pacific and Japan Sales
Roy Adar	44	Senior Vice President, Product Management
John Worrall	57	Chief Marketing Officer
Directors
Gadi Tirosh(3)(4)	49	Chairman of the Board
David Campbell(1)(3)(4)	53	Director
Ron Gutler(1)(2)(3)(4)(5)	58	Director
Raphael (Raffi) Kesten(4)	62	Director
Kim Perdikou(1)(2)(4)(5)	58	Director
David Schaeffer(4)	59	Director
Amnon Shoshani(2)(4)	52	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Member of our nominating and governance committee.

(4)	Independent director under the rules of the NASDAQ Stock Market.

(5)	External director under the Companies Law.

Executive Officers

Ehud (Udi) Mokady is one of our founders, has served as our President and Chief Executive Officer since 2005 and previously served as our Chief Operating Officer from 1999 to 2005. Mr. Mokady has also served as a member of our board since November 2004. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur Of The Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

Chen Bitan has served as our General Manager of EMEA, Asia Pacific and Japan since 2005 and as Head of Research & Development since 1999. From March 1998 to April 1999, Mr. Bitan worked as Project Manager for Amdocs Software Ltd., leading the development of billing and customer care systems for telecommunications providers. From 1995 to 1998, he worked for Magic Software Enterprises Ltd. as Research and Development Group Manager leading the development of their 4GL products for the Asia Pacific market. From 1988 to 1995, Mr. Bitan served in a software engineering unit in the Israel Defense Forces (IDF) in various research and development roles, finally leading the programming education department as Department Manager at the Computer Studies Academy (Mamram). Mr. Bitan holds a Bachelor of Science in computer science and political science from Bar-Ilan University in Ramat-Gan, Israel.

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

Vincent Goh has served as our Vice President of Asia Pacific and Japan Sales since January 2016. Prior to joining CyberArk, Mr. Goh worked for RSA, The Security Division of EMC, as Vice President, Asia Pacific and Japan from July 2010 to October 2015 and Managing Director, South East Asia from February 2008 to June 2010. From May 2001 to January 2008, Mr. Goh worked for EMC Corporation in various positions.  Mr. Goh holds a Bachelor of Science in Information Technology from the National University of Ireland in Dublin and an executive certificate in Management and Leadership from the M.I.T. Sloan School of Management in Cambridge, Massachusetts.

Roy Adar has served as our Senior Vice President of Product Management since 2015 and previously served as our Vice President of Product Management from 2006 to 2015. Prior to joining CyberArk, Mr. Adar held the position of Product Manager at NICE Systems Ltd., an Israeli software company, from 2002 through 2005. From 1997 to 2001, he worked at Integrity Systems, Inc., an Israeli IT integrator, in several roles, including development group manager, technical consultant and product manager. Mr. Adar holds an MBA from the Kellogg School of Management at Northwestern University in Illinois and a Bachelor of Arts in computer science from Open University in Tel Aviv, Israel.

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

David Campbell has served as a member of our board of directors since 2011. Mr. Campbell joined the Goldman Sachs’ Merchant Banking Division in 2004, where he currently serves as a Managing Director. Prior to this he held senior roles within Goldman Sachs’ Technology Group, including being elected to Technology Fellow in 2002. Additionally, Mr. Campbell serves on the boards of several technology companies, including Applause Inc., AppSense Inc., AvePoint, Inc., BackOffice Associates, LLC, MetricStream Inc., ScienceLogic, Inc. and Spiceworks Inc. Mr. Campbell also served on the boards of APT Inc., Nimsoft Inc. and SilverSky Inc. Mr. Campbell received a Bachelor of Engineering (Electrical) and a Bachelor of Arts from the University of Queensland in Australia.

Ron Gutler has served as a member of our board of directors since July 2014 and serves as an external director under the Companies Law. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Wix.com Ltd. (NASDAQ: WIX). Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem, Israel.

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

Kim Perdikou has served as a member of our board of directors since July 2014 and serves as an external director under the Companies Law.  Ms. Perdikou serves as the Chairman of iPhotonix, LLC, which she joined May 2015, a private optical access company delivering open source and virtualized access solutions.  Ms. Perdikou serves as Chairman of REBBL Inc., which she joined June 2014, a private beverage company delivering taste, function and nutrition.  Ms. Perdikou served as the Juniper Networks, Inc. board observer on two of Juniper’s portfolio companies from January 2013 to July 2014. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. from 2006 to 2010 and from August 2000 to January 2006, respectively. Ms. Perdikou served on the board of directors and audit committee of Lam Research Corporation, a major provider of wafer fabrication equipment and services, from May 2011 to November 2012.  Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet.  Ms. Perdikou holds a Bachelor of Science in Computing Science with Operational Research from Paisley University in Paisley, Scotland, a Post-Graduate degree in Education from Jordanhill College in Glasgow, Scotland and a Masters in Information Systems from Pace University in New York.

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

Compensation of Directors and Executive Officers

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, to our directors and executive officers with respect to the year ended December 31, 2015 was $8.2 million. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation paid to our five most highly compensated office holders (as defined in the Companies Law and described under “Board Practices—External Directors” below) during or with respect to the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Ehud (Udi) Mokady, President & CEO	$350,000	$169,326	$700,000	$1,483,799	$2,703,125
Joshua Siegel, Chief Financial Officer	225,415	112,566	298,874	531,757	1,168,612
Ronen (Ron) Zoran, Vice President Sales, Americas	210,000	52,489	345,599	206,276	814,364
Chen Bitan, General Manager, EMEA, Asia Pacific and Japan	184,659	134,841	219,081	216,224	754,805
John Worrall, Chief Marketing Officer	230,000	46,501	220,000	214,746	711,247

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.

(2)
All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2015.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2015.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph d of Note 8 to our audited consolidated financial statements, which are included in this annual report.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Most of these agreements contain provisions regarding non-competition and all of these agreements contain provisions regarding confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel, the United States and the United Kingdom is subject to limitations. In addition, we are required to provide one to six months’ notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to Ehud (Udi) Mokady, our director who is also an executive officer, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company, except that directors are permitted to exercise vested options for one year following the termination of their service.

Equity Incentive Plans

2014 Share Incentive Plan

Effective Date and Shares Reserved. On June 10, 2014, our board of directors adopted the 2014 Share Incentive Plan, or the 2014 SIP, and the 2014 SIP became effective. Our shareholders approved the 2014 SIP on July 10, 2014. The 2014 SIP generally allows for the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates. The 2014 SIP is intended to enable us to issue awards under varying tax regimes, including Section 102 and Section 3(9) awards pursuant to the Israeli Income Tax Ordinance and incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code. The maximum aggregate number of shares that may be issued pursuant to awards under this 2014 SIP is the sum of (a) 422,000 shares plus (b) an increase of 1,220,054 shares as of January 1, 2015 plus (c) on January 1 of each calendar year commencing in 2016, a number of shares equal to the lesser of: (i) an amount determined by our board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 shares. Additionally, any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2015, 1,335,789 ordinary shares underlying share-based awards were outstanding under the 2014 SIP and 367,055 ordinary shares were reserved for future grant under the 2014 SIP.

Plan Administration. Either our board or a committee established by our board administers the 2014 SIP, and such administrator will have full authority in its discretion to determine (i) eligible grantees, (ii) grants of awards and setting the terms and provisions of award agreements (which need not be identical) and any other agreements or instruments under which awards are made, including, but not limited to, the number of shares underlying each award and the class of shares underlying each award (if more than one class was designated by our board of directors), (iii) the time or times at which awards shall be granted, (iv) the terms, conditions and restrictions applicable to each award (which need not be identical) and any shares acquired upon the exercise or (if applicable) vesting thereof, (v) to accelerate, continue, extend or defer the exercisability of any award or the vesting thereof, including with respect to the period following a grantee’s termination of employment or other service, (vi) the interpretation of the 2014 SIP and any award agreement and the meaning, interpretation and applicability of terms referred to in applicable laws, (vii) policies, guidelines, rules and regulations relating to and for carrying out the 2014 SIP, and any amendment, supplement or rescission thereof, as it may deem appropriate, (viii) to adopt supplements to, or alternative versions of, the 2014 SIP, including, without limitation, as it deems necessary or desirable to comply with the laws of, or to accommodate the tax regime or custom of, foreign jurisdictions whose citizens or residents may be granted awards, (ix) the fair market value of the shares or other property, (x) the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of Section 102 to the Israeli Income Tax Ordinance, (xi) the authorization and approval of conversion, substitution, cancellation or suspension under and in accordance with the 2014 SIP of any or all awards or shares, (xii) the amendment, modification, waiver or supplement of the terms of each outstanding award (with the consent of the applicable grantee, if such amendments refers to the increase of the exercise price of awards or reduction of the number of shares underlying an award (but, in each case, other than as a result of an adjustment or exercise of rights in accordance with the provisions of the 2014 SIP described under “Adjustment Provisions” below)) unless otherwise provided under the terms of the 2014 SIP, (xiii) without limiting the generality of the foregoing, and subject to the provisions of applicable law, to grant to a grantee who is the holder of an outstanding award, in exchange for the cancellation of such award, a new award having an exercise price lower than that provided in the award so canceled and containing such other terms and conditions as the committee may prescribe in accordance with the provisions of the 2014 SIP or to set a new exercise price for the same award lower than that previously provided in the award, (xiv) to correct any defect, supply any omission or reconcile any inconsistency in the 2014 SIP or any award agreement and all other determinations and take such other actions with respect to the 2014 SIP or any award as it may deem advisable to the extent not inconsistent with the provisions of the 2014 SIP or applicable law, (xv) to designate any of our officers or other persons to manage the day to day administration of the awards granted under the 2014 SIP or authorize any of them to act on behalf of the committee with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the committee herein, (xvi) to determine that awards, shares issuable upon the exercise or (if applicable) vesting of awards and/or any securities issued or distributed with respect thereto, shall be allocated or issued to, or held by, the representative in trust for the benefit of the grantees; and (xvii) any other matter which is necessary or desirable for, or incidental to, the administration of the 2014 SIP and any award thereunder. The board and the committee need not take the same action or determination with respect to all awards, with respect to certain types of awards, with respect to all service providers or any certain type of service providers and actions and determinations may differ as among the grantees, and as between the grantees and any other holders of our securities. The board may, at any time, suspend, terminate, modify, or amend the 2014 SIP, whether retroactively or prospectively.

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

In the event of (i) a sale of all or substantially all of our assets, or a sale (including an exchange) of all or substantially all of our shares, to any person, or a purchase by any of our shareholders or by an affiliate of such shareholder, of all or substantially all of our shares held by all or substantially all other shareholders or by other shareholders who are not affiliated with such acquiring party; (ii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of us with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; (iv) Change in Board Event, which means any time at which individuals who, as of the effective date of the 2014 SIP, constitute the board, or the Incumbent Board, cease for any reason to constitute at least a majority of the board; provided, however, that any individual becoming a director subsequent to the effective date of the 2014 SIP whose election, or nomination for election by our shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the board; (v) approval by our shareholders of a complete liquidation or dissolution of the company, or (vi) such other transaction or set of circumstances that is determined by the board (being the Incumbent Board in case of a Change in Board Event), in its discretion, to be a transaction subject to these provisions of the 2014 SIP; excluding any of the above transactions in clauses (i) through (v) if the board (being the Incumbent Board in case of a Change in Board Event) determines that such transaction should be excluded from the definition hereof and the applicability of this provision of the 2014 SIP (any of such transactions, a “Change in Control”), any award then outstanding will be assumed or will be substituted by us or by the successor corporation in such Change in Control or by any affiliate thereof, as determined by the committee in its discretion, under terms as determined by the committee or the terms of the 2014 SIP applied by the successor corporation to such assumed or substituted award, unless otherwise determined by the sole and absolute discretion of the Committee. Regardless of whether or not awards are assumed or substituted the committee may (but will not be obligated to), in its sole discretion: (1) provide for grantees to have the right to exercise their awards or otherwise for the acceleration of vesting of award in respect of all or part of the shares covered by the awards which would not otherwise be exercisable or vested, under such terms and conditions as the committee will determine, including the cancellation of all unexercised awards (whether vested or unvested) upon or immediately prior to the closing of the Change in Control; and/or (2) provide for the cancellation of each outstanding and unexercised award at or immediately prior to the closing of the Change in Control, and payment to the grantees of an amount in cash, our shares, the acquirer or of a corporation or other business entity which is a party to the Change in Control or other property, as determined by the committee to be fair in the circumstances, and subject to such terms and conditions as determined by the committee. Notwithstanding the foregoing, in the event of a Change in Control, the committee may determine, in its sole discretion, that upon completion of such Change in Control, the terms of any award be otherwise amended, modified or terminated, as the committee deems in good faith to be appropriate.

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

2011 Share Incentive Plan

Effective Date and Shares Reserved. On July 14, 2011, our board of directors adopted, and on December 20, 2011 our shareholders approved, the 2011 Share Incentive Plan, or the 2011 SIP. The 2011 SIP generally allows for the grant of options, restricted shares and other share-based awards to our employees, directors, officers, consultants, advisors and any other person whose services are considered valuable to us or our affiliates. The 2011 SIP is intended to enable us to issue awards under varying tax regimes, including Section 102 and Section 3(i) awards pursuant to the Israeli Income Tax Ordinance and incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code. The 2011 SIP provides that the number of shares reserved for the grant of awards under the 2011 SIP will be such number as may be reserved for such purposes by the board from time to time. Any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2011 SIP. As of December 31, 2015, 1,685,460 options to purchase ordinary shares remained outstanding under the 2011 SIP.

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

Types and Terms and Conditions of Awards. The committee may grant options to purchase our ordinary shares under the 2011 SIP. Each option will be designated in the applicable award agreement as an incentive stock option, non-qualified stock option, Section 102 award (with such designation to include the relevant tax track), Section 3(i) award, or other designations under other regimes. The 2011 SIP generally requires that incentive stock options have an exercise price that is not less than 100% of the fair market value of the shares underlying such options on the grant date. The exercise price of any other options granted will be determined by the committee, though in no event will the exercise price be less than the par value of the shares underlying an option. Unless otherwise stated in the applicable award agreement, options under the 2011 SIP will vest and become exercisable as follows: 25% of the shares covered by an option will vest on the first anniversary of the date on which such option was granted, provided that the grantee remains continuously employed by or in the service of us or any subsidiary or affiliate of ours for that one year, and 6.25% of the shares covered by the option will vest at the end of each subsequent quarter over the course of the following three years, subject to continued employment by or service to us or any subsidiary or affiliate of ours. The exercise period of an option will be ten years from the date of grant of the option unless otherwise determined by the committee, provided that the period of an Incentive Stock Option granted to a party who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares or of any parent or subsidiary of the company, shall not exceed five years from the date of grant. An option generally may not be exercised unless the grantee is then in our employ or service. In the event that the employment or service of a grantee terminates (other than by reason of death, disability or retirement), all options of such grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within up to 90 days after the date of such termination (or such different period as the committee will prescribe); however if we terminate the grantee’s employment or service for cause (as defined in the 2011 SIP), all options granted to such grantee (whether vested or not) will terminate on the date of such termination unless otherwise determined by the committee. In the event of a grantee’s death during employment or service or within three months following such grantee’s termination, or in the event of a grantee’s termination due to disability, all of the grantee’s vested options may be exercised at any time within one year after such death or disability. In the event of a grantee’s retirement, all of the grantee’s vested options may be exercised at any time within the three month period following such retirement.

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

The committee may grant RSUs under the 2011 SIP, which are an award covering a number of shares that is settled by issuance of those shares. No payment of cash (other than par value of the shares) will be required as consideration for RSUs, and the RSUS may or may not be subject to vesting.

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

2001 Stock Option Plan and 2001 Section 102 Stock Option Plan

Effective Date and Shares Reserved. On March 27, 2001, our board of directors adopted, and on March 22, 2002 our shareholders approved, the 2001 Stock Option Plan, or the 2001 SOP, and the 2001 Section 102 Stock Option Plan, as amended March 5, 2003, or the 2001 Section 102 SOP. The 2001 SOP and the 2001 Section 102 SOP generally allow for the grant of options to our employees, officers, directors, consultants and advisors of us or our affiliates. If an option granted under the 2001 SOP expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to such option will be available for subsequent grants under the 2014 SIP. In the event an employee’s rights under the 2001 Section 102 SOP do not vest in any options, such options may be reissued under the 2014 SIP. As of December 31, 2015, a total of 734,536 options to purchase ordinary shares remained outstanding under the 2001 SOP and the 2001 Section 102 SOP.

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

Adjustment Provisions. If, through or as a result of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar transaction, (i) the number of outstanding shares is increased, decreased or exchanged for a different number or kind of our shares or other securities, or (ii) additional shares or new or different shares or other securities of ours or other non-cash assets are distributed with respect to such shares or other securities, an appropriate and proportionate adjustment will be made in (x) the maximum number and kind of shares reserved for issuance under the 2001 SOP and/or under the 2001 Section 102 SOP, (y) the number and kind of shares or other securities subject to any then outstanding options under the 2001 SOP and/or under the 2001 Section 102 SOP, and (z) the exercise price for each share subject to any then outstanding options under the 2001 SOP and/or under the 2001 Section 102 SOP, without changing the aggregate purchase price as to which such options remain exercisable.

Upon the occurrence of an acquisition event (i.e., (a) any merger or consolidation which results in our voting securities immediately prior thereto representing immediately thereafter less than 50% of the combined voting power of our voting securities or such surviving or acquiring entity outstanding immediately after such merger or consolidation, (b) any sale of all or substantially all of our assets or (c) our complete liquidation), the board will take any one or more of the following actions with respect of the then outstanding options: (i) provide that such options shall be assumed, or equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the grantees, provide that all the then-unexercised options will become exercisable in full as of a specified time prior to the acquisition event and will terminate immediately prior to the consummation of such acquisition event, (iii) in the event of a merger under the terms of which holders of our outstanding ordinary shares will receive upon consummation thereof a cash payment for each share surrendered in the merger, make or provide for a cash payment to the grantees equal to the difference between (A) the merger price times the number of ordinary shares subject to such outstanding options and (B) the aggregate exercise price of all such outstanding options in exchange for the termination of such options, or (iv) upon written notice to the grantees, provide that all the then vested and unvested outstanding options will terminate immediately prior to the consummation of such acquisition event, and to the extent the vested options will have not been exercised prior to the acquisition event, all such options will become null and void at the consummation of such acquisition event.

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

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

We comply with the rule of the NASDAQ Stock Market that a majority of our directors be independent. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under such rules. The definition of independent director under NASDAQ rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there be no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, although less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years, with external directors serving pursuant to the requirements of the Companies Law and independent directors serving pursuant to the staggered board provisions of our articles of association. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Companies Law for a director to serve as an external director.

Under our articles of association, our board of directors must consist of at least four and not more than 11 directors, including at least two external directors required to be appointed under the Companies Law. At any time, the minimum number of directors may not fall below four. Our board of directors consists of eight directors, including our two external directors. Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2016 and after, on each annual general meeting the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

Our directors are divided among the three classes as follows:

(i) the Class I directors are Ehud (Udi) Mokady and David Schaeffer, and their terms expire at the annual general meeting of shareholders to be held in 2018 and when their successors are elected and qualified;

(ii) the Class II directors, are Raphael (Raffi) Kesten and Amnon Shoshani, and their terms expire at the annual general meeting of shareholders to be held in 2016 and when their successors are elected and qualified; and

(iii) the Class III directors are Gadi Tirosh and David Campbell, and their terms expire at the annual general meeting of shareholders to be held in 2017 and when their successors are elected and qualified.

In addition, our articles of association allow our board of directors to appoint directors, create new directorships or fill vacancies on our board of directors up to the maximum number of directors permitted under our articles of association. In case of an appointment by our board of directors to fill a vacancy on our board of directors due to a director no longer serving, the term of office shall be equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated, and in case of a new appointment where the number of directors serving is less than the maximum number stated in our articles of association, our board of directors shall determine at the time of appointment the class to which the new director shall be assigned. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors” below.

Under the Companies Law and our articles of association, nominations for directors may be made by any shareholder(s) holding together at least 1% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been timely and duly given to our Secretary (or, if we have no Secretary, our Chief Executive Officer), as set forth in our articles of association. Any such notice must include certain information regarding the proposing shareholder and the proposed director nominee, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the proposed director nominee(s) as required by under the Companies Law and that all of the information that is required to be provided to us in connection with such election under the Companies Law and under our articles of association has been provided.

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

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules. Our board of directors has determined that Ron Gutler and Kim Perdikou are audit committee financial experts as defined by SEC rules and have the requisite financial experience as defined by NASDAQ corporate governance rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board members and members of other committees.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be brought for approval by the company’s shareholders, which approval requires a Special Approval for Compensation (as defined below under “—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”).

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

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than five years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur within five years of the date of a company’s initial public offering, and every three years thereafter);

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

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to certain domestic issuers that do not qualify as emerging growth companies to disclose on an individual, rather than an aggregate, basis, the compensation of our named executive officers as defined in Item 402 of Regulation S-K. Nevertheless, a recent amendment to the Companies Law requires that we disclose the annual compensation of our five most highly compensated office holders (as defined under the Companies Law) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders each year, which we will furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

Compensation of Directors

Under the Companies Law, compensation of directors requires the approval of a company’s compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “—Approval of Related Party Transactions Under Israeli Law—Disclosure of Personal Interests of Controlling Shareholder and Approval of Certain Transactions.”

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Chaikin, Cohen, Rubin & Co. serves as our internal auditor.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Item 6.A.—Directors and Senior Management” is an office holder under the Companies Law.

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

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval, in which case such person may present the transaction but not vote on the matter. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

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

As of December 31, 2015, we had 644 employees and subcontractors with 272 located in Israel, 217 in the United States, 49 in the United Kingdom and 106 across 23 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Department	2013	2014	2015
Sales and marketing	135	202	294
Research and development	95	119	176
Services and support	60	76	118
General and administrative	27	33	56

Total	317	430	644

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

None of our employees work under any collective bargaining agreements, except for our employees in Italy who work under the national collective bargaining agreement for trade and commerce sector (CCNL Commercio) which affects matters such as length of working, annual holidays entitlement, sick leave, travel expenses and pension rights, and our employees in France who work under the collective bargaining agreement for offices of technical studies, offices of consulting engineers and consulting firms (SYNTEC CBA).

Extension orders issued by the Israeli Ministry of Economy and Industry (formerly the Israeli Ministry of Industry, Trade and Labor) apply to our employees is Israel and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 1, 2016 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of February 1, 2016, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 33,312,235 ordinary shares outstanding as of  February 1, 2016.

As of February 1, 2016, we had 15 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 30,610,699 of our outstanding ordinary shares, or 91.9% of our outstanding ordinary shares as of  February 1, 2016. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Item 10.B. Memorandum and Articles of Association.” None of our principal shareholders or our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is CyberArk Software Ltd. 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7B. Related Party Transactions.”

	Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders (1)
Entities affiliated with Jerusalem Venture Partners(2)	3,852,587	11.6%
Entities affiliated with Wells Fargo & Company(3)	3,013,336	9.0%
FMR LLC(4)	2,848,650	8.6%
Executive Officers and Directors
Ehud (Udi) Mokady(5)	1,008,363	2.9%
Chen Bitan	*	*
Joshua Siegel	*	*
Ronen (Ron) Zoran	*	*
Nick Baglin	*	*
Vincent Goh	*	*
Roy Adar	*	*
John Worrall	*	*
Gadi Tirosh(6)	3,868,587	11.6%
David Campbell	*	*
Ron Gutler	*	*
Raphael (Raffi) Kesten(7)	3,868,587	11.6%
Kim Perdikou	*	*
David Schaeffer	*	*
Amnon Shoshani(8)	1,069,618	3.2%
All executive officers and directors as a group (15 persons)	6,576,037	18.9%

*	Less than 1%.

(1)
Certain shareholders that reported greater than 5% beneficial ownership on a Schedule 13G filed with respect to their share ownership as of December 31, 2015 have not been included in the table as their percentage ownership is less than 5% based on the number of shares outstanding as of February 1, 2016.

(2)
Based on a Schedule 13G/A filed with the SEC on February 9, 2016, as of December 31, 2015, shares beneficially by venture capital funds associated with Jerusalem Venture Partners, a firm founded by Erel Margalit, consist of 1,961,475 shares held by Jerusalem Venture Partners IV, L.P., 1,453,361 shares held by JVP Opportunity VI, L.P., 283,397 shares held by JVP Opportunity VI-A, L.P., 47,190 shares held by Jerusalem Venture Partners IV (Israel), L.P.,72,917 shares held by JVP Opportunity VI Entrepreneur Fund, L.P., 17,566 shares held by Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., and 16,681 shares held by Jerusalem Venture Partners IV-A, L.P. Jerusalem Partners IV, L.P., the general partner of Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV-A, L.P. and Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. (collectively, the “JVP IV Funds”), and JVP Corp IV, the general partner of Jerusalem Partners IV, L.P. may be deemed to beneficially own the shares held directly by the JVP IV Funds. Jerusalem Partners-Venture Capital, L.P., the general partner of Jerusalem Venture Partners IV (Israel), L.P., and JVP Corp IV, the general partner of Jerusalem Partners IV -Venture Capital, L.P., may be deemed to beneficially own the shares held by Jerusalem Venture Partners IV (Israel), L.P. JP Opportunity VI, L.P., the general partner of JVP Opportunity VI, L.P., JVP Opportunity VI Entrepreneur Fund, L.P. and JVP Opportunity VI-A, L.P., or, collectively, the JVP VI Funds, and JVP Corp IV, the general partner of JP Opportunity VI, L.P., may be deemed to beneficially own the shares held by the JVP VI Funds. Control over voting and disposition of the shares held by the JVP IV and JVP VI Funds is shared among a group of individuals appointed by the trust of Erel Margalit consisting of Gadi Tirosh, Kobi Rozengarten, Raffi Kesten and Haim Kopans. The address of the foregoing entities and individuals is c/o Jerusalem Venture Partners, 41 Madison Avenue, 31st Floor, New York, NY 10010.

(3)
Based on a Schedule 13G filed by Wells Fargo & Company (“Wells”) with the SEC on January 25, 2016 on behalf of Wells’s subsidiaries Wells Capital Management Incorporated (“Wells Management”), Wells Fargo Bank, National Association, Wells Fargo Advisors Financial Network, LLC, Wells Fargo Funds Management, LLC (“Wells Funds”) and Wells Fargo Advisors, LLC, as of December 31, 2015, shares beneficially owned consist of 3,013,336 shares beneficially owned by Wells, 2,841,218 shares beneficially owned by Wells Management, an investment adviser, and 1,717,971 shares beneficially owned by Wells Funds, an investment adviser. The address of Wells is 420 Montgomery Street, San Francisco, CA 94104. The address of Wells Management is 525 Market St., 10th Floor, San Francisco, CA 94105. The address of Wells Funds is 525 Market Street, San Francisco, CA 94105.

(4)
Based on a Schedule 13G filed by FMR LLC (“FMR”), as of December 31, 2015, shares beneficially owned consist of 2,848,650 shares beneficially owned by FMR LLC, certain of its affiliates and subsidiaries. FMR LLC has sole voting power over 418,450 shares and sole dispositive power over 2,848,650 shares. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(5)	Mr. Mokady’s shares include 45,000 shares held in trust for family members over which Mr. Mokady is the beneficial owner.
(6)
Shares beneficially owned consists of 3,852,587 shares beneficially owned by entities affiliated with Jerusalem Venture Partners over which Mr. Tirosh may be deemed to share voting and investment power, as well as vested options to purchase 16,000 ordinary shares that are held directly by Mr. Tirosh. See footnote (1).

(7)
Shares beneficially owned consists of 3,852,587 shares beneficially owned by entities affiliated with Jerusalem Venture Partners over which Mr. Kesten may be deemed to share voting and investment power as well as vested options to purchase 16,000 ordinary shares that are held directly by Mr. Kesten. See footnote (1).

(8)
Shares beneficially owned consists of 1,053,618 shares beneficially owned by Cabaret Security Ltd. over which Mr. Shoshani holds voting and investment power, as well as vested options to purchase 16,000 ordinary shares that are held directly by Mr. Shoshani.  The address of Cabaret Security Ltd. is 7 Chalamish Street, PO Box 3557, Caesarea 30889, Israel.

Significant Changes

Prior to our September 2014 initial public offering, Jerusalem Venture Partners and its affiliates owned 11,182,562 ordinary shares, The Goldman Sachs Group, Inc. and its affiliates owned 5,726,317 ordinary shares and Vertex Venture Capital and its affiliates owned 2,772,863 ordinary shares, representing at that time 46.6%, 24.1% and 11.6%, respectively, of our ordinary shares at such time.

As a result of their sales of our shares in public offerings in March 2015 and June 2015 and in regular market transactions, as of December 31, 2015, Jerusalem Venture Partners and its affiliates own 3,852,587 ordinary shares which constitute 11.6% of our ordinary shares, and The Goldman Sachs Group, Inc. and its affiliates do not hold any ordinary shares. Following our initial public offering and its sales of shares in the above-mentioned March 2015 and June 2015 public offerings, upon the closing of the June 2015 public offering, Vertex Venture Capital and its affiliates’ holdings fell below 5%, as it owned 1,109,123 ordinary shares, representing 3.5% of our ordinary shares at that time.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2015, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Registration Rights

Our investor rights agreement entitles our shareholders to certain registration rights. The only shareholders that are currently entitled to registration rights are entities affiliated with Jerusalem Venture Partners and Cabaret Security Ltd.

Form F-3 Demand Rights. We are required to file a registration statement on Form F-3, if we are eligible to use such form, in respect of the ordinary shares held by our shareholders holding registration rights. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect a registration on Form F-3 more than twice in any 12-month period and are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $1.0 million.

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

Termination. Registration rights terminate with respect to any holder of registrable securities that is not our affiliate and that holds less than 5% of our outstanding shares.

Expenses. We will pay all expenses in carrying out the foregoing registrations other than any underwriting discounts and commissions.

Agreements with Directors and Officers

Employment and Related Agreements. We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding confidentiality of information and ownership of inventions.

Equity Awards. Since our inception we have granted options to purchase, and restricted share units underlying, our ordinary shares to our officers and certain of our directors. Such award agreements contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Item 6.B. Compensation—Equity Incentive Plans” and the equity-based compensation received by certain of our executive officers in “Item 6.B. Compensation—Compensation of Directors and Executive Officers.” If the relationship between us and an executive officer, or a director, is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for ninety days after such termination in the case of our executive officers, or one year in the case of our directors.

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by Israeli law. We have entered into agreements with certain of our office holders, including our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. See “Item 6.C. Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers.”

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

B.	Significant Changes

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “CYBR” since September 24, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $16.00 per share on September 24, 2014. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
Annual:
2015	$33.00	$76.35
2014 (beginning September 24, 2014)	22.12	47.01
Quarterly:
First Quarter 2016 (through March 1, 2016)	$31.50	$49.27
Fourth Quarter 2015	37.51	54.74
Third Quarter 2015	40.63	65.50
Second Quarter 2015	51.16	76.35
First Quarter 2015	33.00	70.48
Fourth Quarter 2014	26.66	47.01
Third Quarter 2014 (beginning September 24, 2014)	22.12	37.20
Most Recent Six Months:
March 2016 (through March 1, 2016)	$37.47	$38.35
February 2016	31.50	45.16
January 2016	36.33	49.56
December 2015	38.00	46.86
November 2015	37.51	51.95
October 2015	45.03	54.74
September 2015	44.70	54.74

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Certain information related to our articles of association and memorandum of association is disclosed in our Registration Statement on Form F-1, as amended (Registration No. 333-204516), and is incorporated by reference.

Registration Number and Purposes of the Company. Our registration number with the Israeli Registrar of Companies is 51-229164-2. Our purpose, as set forth in article 3 of our articles of association, is to engage in any lawful activity.

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

Election of Directors. Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Item 6.C. Board Practices—Board of Directors—External Directors.”

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

Shareholder Meetings. Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	certain merger transactions; and

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

Vote Requirements. Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles of association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our articles of association relating to our staggered board requires the vote of 65% of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

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

Acquisitions under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

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

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

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

Anti-takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares are authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “—Voting Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Listing

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “CYBR.”

C.	Material Contracts

For a description of the registration rights that we granted under our Fourth Amended Investor Rights Agreement, please refer to “Item 7.B. Related Party Transaction—Registration Rights.”

We entered into an underwriting agreement between us, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., as representatives of the underwriters, on September 23, 2014, with respect to the ordinary shares sold in our initial public offering. Additionally, we entered into an underwriting agreement between us, Goldman, Sachs & Co. and Deutsche Bank Securities Inc., as representatives of the underwriters, with respect to the ordinary shares sold by certain of our shareholders in a public offering of ordinary shares, on March 11, 2015. We also entered into an underwriting agreement between us, Goldman, Sachs & Co., Deutsche Bank Securities Inc. and Barclays Capital Inc., as representatives of the underwriters, with respect to the ordinary shares sold by us and certain of our shareholders in a public offering of ordinary shares, on June 10, 2015.

Under each of the three underwriting agreements described above, we have agreed to indemnify the underwriters covered by the corresponding agreement against certain liabilities, including liabilities under the Securities Act, and to contribute to payments such underwriters may be required to make in respect of such liabilities.

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

Certain Israeli Tax Consequences

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel and that such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment of the shareholder which is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% (whether the recipient is a substantial shareholder or not), unless a reduced tax rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise or 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty(subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, the maximum rate of withholding tax on dividends, not generated from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 2% on annual taxable income exceeding NIS 810,720 (in 2015) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

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

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

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

•
at least 50% of the average quarterly value of its total gross assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

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

Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2015. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2016, or for any subsequent year, until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year.

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

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund, or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains.

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

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC reports on Form 6-K containing unaudited quarterly financial information within 60 days after the end of each fiscal quarter.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2015, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily euros and British pounds sterling. In 2015, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. In addition, since the portion of our revenues generated in euros and British pounds sterling is greater than our expenses incurred in euros and British pounds sterling, respectively, any depreciation of the euro or British pounds sterling relative to the U.S. dollar would adversely impact our net loss or net income, as relevant.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
2015	8.6
2014	(0.9)
2013	(6.4)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $2.1 million in 2015. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $1.3 million in 2015. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $0.6 million in 2015. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

Initial Public Offering

The effective date of the registration statement (File no. 333-196991) for our IPO of ordinary shares, par value NIS 0.01, was September 23, 2014. Our IPO commenced on September 10, 2014 and was closed on September 29, 2014. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Barclays Capital Inc. were joint book-running managers for the IPO, with J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. acting as representatives of the underwriters. William Blair & Company, L.L.C., Nomura Securities International, Inc. and Oppenheimer & Co. Inc. were co-managers for the IPO. We registered 5,360,000 ordinary shares in the IPO and granted the underwriters a 30-day over-allotment option to purchase up to 804,000 additional shares from us to cover over-allotments. The over-allotment was exercised in whole by the underwriters and these shares were closed on September 29, 2014.

As a result, we issued and sold a total of 6,164,000 ordinary shares at a price per share of $16.00 with aggregate gross proceeds of approximately $98.6 million (including the over-allotment option). Under the terms of the IPO, we incurred aggregate underwriting discounts of approximately $6.9 million (including the over-allotment option) and expenses of approximately $3.3 million in connection with the IPO, resulting in net proceeds to us of approximately $88.4 million.

From the effective date of the registration statement and until December 31, 2015, we used $54.1 million of the net proceeds of the IPO for the acquisitions of Cybertinel, Viewfinity and certain assets of Agata Ltd., which we completed in 2015.

None of the net proceeds of the IPO was paid directly or indirectly to any director or officer of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2015 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2015. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ron Gutler and Kim Perdikou are audit committee financial experts as defined by the SEC rules, have the requisite financial experience as defined by NASDAQ corporate governance rules and are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2014 and 2015:

	2014	2015
	(in thousands)
Audit Fees	$985	$886
Audit-Related Fees	55	75
Tax Fees	77	171
All Other Fees	—	95

Total	$1,117	$1,227

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as fees related to audits in connection with our initial public offering in September 2014 and public offerings of our ordinary shares in March 2015 and June 2015.

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

“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted in November 2014.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the NASDAQ Listing Rules, provided that we disclose those NASDAQ Listing Rules with which we do not comply and the equivalent Israeli requirements that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders and NASDAQ requirements relating to distribution of our annual report to shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the voting power of our shares (and, with respect to an adjourned meeting, generally one or more shareholders who hold or represent any number of shares), instead of 33 1/3% of the issued share capital provided under the NASDAQ Listing Rules. Further, as opposed to NASDAQ Listing Rule 5250(d), which requires listed issuers to make annual reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report containing audited financial statements available to our shareholders at our offices (in addition to a public website).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See pages F-2 through F-40 of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

See exhibit index incorporated herein by reference.

CYBERARK SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CYBERARK SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of CyberArk Software Ltd. and its subsidiaries (the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2016 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CYBERARK SOFTWARE LTD.

We have audited CyberArk Software Ltd. and its subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated March 10, 2016, expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2016	A Member of Ernst & Young Global

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$124,184	$234,539
Short-term bank deposits	52,997	3,713
Trade receivables	19,263	20,410
Prepaid expenses and other current assets	2,078	3,293

Total current assets	198,522	261,955

LONG-TERM ASSETS:
Property and equipment, net	2,148	3,584
Intangible assets, net	-	18,558
Goodwill	-	35,145
Severance pay fund	3,060	3,230
Prepaid expenses and other long-term assets	1,021	1,954
Deferred tax asset	5,801	9,998

Total long-term assets	12,030	72,469

TOTAL ASSETS	$210,552	$334,424

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,835	$2,530
Employees and payroll accruals	10,322	15,860
Deferred revenues	22,594	37,104
Accrued expenses and other current liabilities	6,942	9,366

Total current liabilities	41,693	64,860

LONG-TERM LIABILITIES:
Deferred revenues	9,566	17,285
Other long-term liabilities	184	188
Accrued severance pay	4,101	4,667
Deferred tax liabilities	-	754

Total long-term liabilities	13,851	22,894

TOTAL LIABILITIES	55,544	87,754

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2014 and 2015; Issued and outstanding: 30,501,352 shares and 33,289,839 shares at December 31, 2014 and 2015, respectively;	79	86
Additional paid-in capital	134,486	200,107
Accumulated other comprehensive loss	(333)	(93)
Retained earnings	20,776	46,570

Total shareholders' equity	155,008	246,670

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$210,552	$334,424

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Revenues:
License	$38,907	$61,320	$100,113
Maintenance and professional services	27,250	41,679	60,699

	66,157	102,999	160,812

Cost of revenues:
License	1,216	2,654	5,088
Maintenance and professional services	7,860	12,053	17,572

	9,076	14,707	22,660

Gross profit	57,081	88,292	138,152

Operating expenses:

Research and development	10,404	14,400	21,734
Sales and marketing	32,840	44,943	66,206
General and administrative	4,758	8,495	16,990

Total operating expenses	48,002	67,838	104,930

Operating income	9,079	20,454	33,222
Financial expenses, net	(1,124)	(5,988)	(1,479)

Income before taxes on income	7,955	14,466	31,743
Taxes on income	(1,320)	(4,512)	(5,949)

Net income	$6,635	$9,954	$25,794

Basic net income per ordinary share	$0.25	$0.46	$0.80
Diluted net income per ordinary share	$0.14	$0.34	$0.73

Other comprehensive income (loss)

Unrealized gain (loss) on foreign currency cash flow hedges	155	(488)	240

Other comprehensive income (loss) for the period	155	(488)	240

Total comprehensive income	$6,790	$9,466	$26,034

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

						Accumulated other
	Preferred shares		Ordinary shares		Additional paid-in	comprehensive income	Retained	Total shareholders'
	Shares	Amount	Shares	Amount	capital	(loss)	earnings	equity

Balance as of January 1, 2013	15,958,290	$41	6,707,680	$16	$34,250	$-	$4,187	$38,494

Exercise of options granted to employees	-	-	311,672	1	158	-	-	159
Other comprehensive income	-	-	-	-	-	155	-	155
Share-based compensation expenses related to options granted to employees and non-employees	-	-	-	-	403	-	-	403
Net income	-	-	-	-	-	-	6,635	6,635

Balance as of December 31, 2013	15,958,290	41	7,019,352	17	34,811	155	10,822	45,846

Exercise of options granted to employees	-	-	255,562	1	189	-	-	190
Other comprehensive loss	-	-	-	-	-	(488)	-	(488)
Share-based compensation expenses related to options granted to employees	-	-	-	-	1,573	-	-	1,573
Exercise of warrants for preferred shares	493,360	1	-	-	7,194	-	-	7,195
Conversion of preferred shares	(16,451,650)	(42)	17,062,438	44	(2)	-	-	-
Issuance of ordinary shares upon initial public offering, net	-	-	6,164,000	17	88,451	-	-	88,468
Tax benefit related to share-based compensation and issuance expenses	-	-	-	-	2,270	-	-	2,270
Net income	-	-	-	-	-	-	9,954	9,954

Balance as of December 31, 2014	-	$-	30,501,352	$79	$134,486	$(333)	$20,776	$155,008

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

						Accumulated
	Preferred shares		Ordinary shares		Additional paid-in	other comprehensive	Retained	Total shareholders'
	Shares	Amount	Shares	Amount	capital	income (loss)	earnings	equity

Balance as of December 31, 2014	-	$-	30,501,352	$79	$134,486	$(333)	$20,776	$155,008

Exercise of options and vested RSU’s granted to employees	-	-	1,888,487	5	1,819	-	-	1,824
Other comprehensive income	-	-	-	-	-	240	-	240
Share-based compensation expenses related to options and RSU’s granted to employees	-	-	-	-	7,049	-	-	7,049
Issuance of ordinary shares upon public offering, net	-	-	900,000	2	52,573	-	-	52,575
Tax benefit related to share-based compensation and issuance expenses	-	-	-	-	4,180	-	-	4,180
Net income	-	-	-	-	-	-	25,794	25,794

Balance as of December 31, 2015	-	$-	33,289,839	$86	$200,107	$(93)	$46,570	$246,670

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Cash flows from operating activities:
Net income	$6,635	$9,954	$25,794
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	475	746	2,254
Share-based compensation expenses	403	1,573	7,049
Tax benefit related to share-based compensation	-	(645)	(3,808)
Deferred income taxes, net	(769)	45	(4,093)
Increase in trade receivables	(3,257)	(6,535)	(187)
Increase in prepaid expenses and other current and long-term assets	(920)	(159)	(1,183)
Increase (decrease) in trade payables	651	(145)	322
Changes in fair value of warrants to purchase preferred shares	1,446	4,309	-
Increase in short term and long term deferred revenues	9,410	7,682	21,254
Increase in employees and payroll accruals	2,651	3,501	5,011
Increase in accrued expenses and other current and long-term liabilities	3,191	2,827	6,353
Increase in accrued severance pay, net	243	42	394

Net cash provided by operating activities	20,159	23,195	59,160

Cash flows from investing activities:
Proceeds from short and long term deposits	8,735	2,533	49,329
Investment in short and long term deposits	(8,809)	(52,570)	(619)
Purchase of property and equipment	(752)	(1,408)	(2,066)
Payments for business acquisitions, net of cash acquired (Schedule A)	-	-	(53,656)

Net cash used in investing activities	(826)	(51,445)	(7,012)

Cash flows from financing activities:
Issuance of shares, net	-	88,468	52,575
Tax benefit related to share-based compensation	-	645	3,808
Proceeds from exercise of options and warrants	159	942	1,824

Net cash provided by financing activities	159	90,055	58,207

Increase in cash and cash equivalents	19,492	61,805	110,355
Cash and cash equivalents at the beginning of the period	42,887	62,379	124,184

Cash and cash equivalents at the end of the period	$62,379	$124,184	$234,539

Non-cash activities:

Purchase of property and equipment in credit	$90	$304	$338

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$287	$981	$4,760

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Schedule A - payments for business acquired (See note 1.e.)

Estimated fair value of assets acquired and liabilities assumed at the date of Viewfinity's acquisition was as follows:

Year ended December 31,
2015

Working capital, net (excluding cash and cash equivalents)	$497
Property and equipment, net	124
Other long-term assets	62
Goodwill	20,765
Other intangible assets	9,990
Deferred revenues	(931)

$30,507

Estimated fair value of assets acquired and liabilities assumed at the date of Cybertinel's acquisition was as follows:

Year ended December 31,
2015

Working capital, net (excluding cash and cash equivalents)	$(245)
Property and equipment, net	340
Other long-term assets	34
Goodwill	13,201
Other intangible assets	7,760
Deferred tax	(1,009)
Deferred revenues	(44)

$20,037

Estimated fair value of assets acquired and liabilities assumed at the date of Agata's acquisition was as follows:

Year ended December 31,
2015

Goodwill	$1,179
Other intangible assets	1,933

$3,112

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
CyberArk Software Ltd. (together with its subsidiaries, the “Company”) is an Israeli company that develops, markets and sells software-based security solutions. The Company's solutions enable organizations to safeguard and monitor their privileged accounts, which are those accounts within an organization that have access to the organization's high value assets and are located across its IT infrastructure. The Company's software provides customers with the ability to protect, detect, monitor and control access to privileged accounts in order to break the lifecycle of a targeted cyber attack before it can cause damage to an organization.

b.
In September 2014, the Company completed its initial public offering ("IPO") in which the Company issued and sold 6,164,000 ordinary shares at a public offering price of $16.00 per share (including pursuant to the underwriters option to purchase additional ordinary shares). The net proceeds received from the IPO were $88,468 after deducting underwriting discounts of $6,904 and other offering expenses of $3,846. Refer also to note 8.b.

c.
In March 2015, the Company completed a public offering in which certain shareholders sold 4,600,000 ordinary shares (including pursuant to the underwriters option to purchase additional ordinary shares) at a public offering price of $51.00 per share. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholders and the related offering expenses were recorded in the statements of comprehensive income.

d.
In June 2015, the Company completed an additional public offering in which the Company issued and sold 900,000 ordinary shares at a public offering price of $61.00 per share. The total net proceeds received were $52,575 after deducting underwriting discounts of $2,196 and other offering expenses of $129. Another 4,000,000 shares were sold by certain selling shareholders. The Company did not receive any of the proceeds from the sales of shares by the selling shareholders and the related offering expenses were recorded in the statements of comprehensive income. Refer also to note 8.b.

e.
In August 2015, the Company acquired all of the share capital of Cybertinel Ltd. (“Cybertinel”) for total consideration of $20,515. Cybertinel, an Israeli company, specializes in cyber threat detection technology. In October 2015, the Company acquired all of the share capital of Viewfinity, Inc. ("Viewfinity") for total consideration of $30,500. Viewfinity is a provider of Windows least privilege management and application control. In September 2015, the Company acquired certain assets of Agata Ltd (“Agata”) for total consideration of $3,112. The Company accounted for the acquisition of Agata as a purchase of a business. The Company expensed the related acquisitions costs of $677 in general and administrative expenses.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

f.
Unaudited pro forma result of operating

The following table presents our unaudited pro forma revenue, net income and basic and diluted net income (loss) for periods presented assuming the acquisitions of Cybertinel, Viewfinity and Agata occurred on January 1, 2014. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred has the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods:

	December 31,
	2014	2015
Pro forma revenue	$108,517	$165,924
Pro forma net income	$76	$18,725
Basic net income (loss) per ordinary share	$(0.28)	$0.58
Diluted net income (loss) per ordinary share	$(0.28)	$0.53

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income taxes, deferred taxes and liabilities, share-based compensation cost, value of  intangible assets and goodwill as well as in estimates used in applying the revenue recognition policy. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

b.
Principles of consolidation:

The consolidated financial statements include the accounts of CyberArk Software Ltd. and its wholly-owned subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

c.
Financial statements in U.S. dollars:

A majority of the Company's revenues are generated in U.S. dollars. In addition, the equity investments were in U.S. dollars and substantial portion of the Company costs are incurred in U.S. dollars and New Israeli Shekels (“NIS”). The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement of the Accounting Standard Codification ("ACS") No. 830 "Foreign Currency Matters" ("ASC No. 830"). All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of comprehensive income as financial income or expenses, as appropriate.

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar as these subsidiaries' revenues, intercompany transactions, budgets and financing are denominated in U.S. dollars.

d.	Cash and cash equivalents: Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.
Short-term bank deposits:

Short-term bank deposits are deposits with maturities of up to one year. As of  December 31, 2014 and 2015 the Company's bank deposits were denominated in U.S. dollars, Euros and NIS and bore interest at weighted average deposits rates of 0.6%, and 0.4%, respectively. Short-term bank deposits are presented at their cost, including accrued interest. A portion of these deposits is used as security for the rental of premises and as a security for the Company's hedging activities.

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

g.
Long-lived assets:

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2013, 2014 and 2015, no impairment losses have been identified.

h.
Business Combination:

The Company accounts for its business acquisitions in accordance with Accounting Standards Codification (ASC) No. 805, Business Combinations. The Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date. The total purchase price allocated to the tangible assets acquired is assigned based on the fair values as of the date of the acquisition.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.
Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired Under ASC topic 350, "Intangible—Goodwill and other", ("ASC 350") according to which goodwill is not amortized. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

ASC 350 requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The Company operates as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets which range from one to 13. Acquired customer relationship and backlog are amortized over their estimated useful lives in proportion to the economic benefits realized. Other intangible assets consist primarily of technology are amortized over their estimated useful lives on a straight-line basis.

During the year ended December 31, 2015, no impairment losses were recognized.

j.
Derivative instruments:

ASC No. 815, "Derivative and Hedging", requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

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

As of December 31, 2014 and 2015, the amount recorded in accumulated other comprehensive loss from the Company's currency forward and option transactions was $333 (net of tax in the amount of $63) and $93 (net of tax in the amount of $18), respectively. At December 31, 2015, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $13,432. The foreign exchange forward and options contracts will expire by the end of December 2016. The fair value of derivative instruments assets balance as of December 31, 2015 totaled $16. The fair value of derivative instruments liabilities balance as of December 31, 2014 and 2015, totaled $399 and $130, respectively.

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward transactions to economically hedge certain account receivables in Euros. Gains and losses related to such derivative instruments are recorded in financial expenses, net. As of December 31, 2015, the notional amounts of foreign exchange forward contracts into which the Company entered were $4,903. The foreign exchange forward contracts will expire by the end of October 2016. The fair value of derivative instruments assets balance as of December 31, 2015 totaled $139. The fair value of derivative instruments liabilities balance as of December 31, 2014 and 2015 totaled $20 and $13, respectively.

In the years ended December 31, 2013, 2014 and 2015, the Company recorded net financial income (loss), net from hedging transactions in the amount of $(1), $35 and $260, respectively.

k.
Severance pay:

The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

Part of the Company's liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law ("Section 14"). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, continued on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the Company's employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company's balance sheet.

Severance expense for the years ended December 31, 2013, 2014 and 2015, amounted to $1,057, $1,187 and $1,794, respectively.

l.
U.S. employees defined contribution plan:

The U.S. subsidiary has a 401(K) defined contribution plan covering certain full time employees in the U.S. All eligible employees may elect to contribute up to an annual maximum, of lesser of 60% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits but not greater than $18 per year (for certain employees over 50 years of age the maximum contribution is $24 per year).

The U.S. subsidiary matches amount equal to 100% of the first 3% of the employees Compensation that they contribute to the Plan and 50% of the next 2% of their Compensation that they contribute to the Plan with a limit of $9.8 a year. During the years ended December 31, 2013, 2014 and 2015 the U.S. subsidiary recorded expenses for matching contributions in amounts of $372, $544 and $907, respectively.

m.
Revenue recognition:

The Company generates revenues from licensing the rights to use its software products and from maintenance and professional services. The Company sells its products through its direct sales force and indirectly through resellers.

The Company accounts for its software licensing sales in accordance with ASC 985-605, "Software Revenue Recognition". ASC 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all elements and to be allocated to the different elements in the arrangement under the "residual method" when VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

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

The Company's software license, maintenance and professional services sold through distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection. Accordingly, the Company considers distributors as end-users.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained or when the acceptance provision has lapsed.

Deferred revenue includes unearned amounts received under maintenance and support contracts, professional services and amounts received from customers for licenses but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria, as of the balance sheet date.

n.
Research and development costs:

Research and development costs are charged to the statements of comprehensive income as incurred. ASC 985-20, "Software - Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.
Marketing expenses:

Marketing expenses consist primarily of marketing campaigns and tradeshows. Marketing expenses are charged to the statement of comprehensive income, as incurred. Marketing expenses for the years ended December 31, 2013, 2014 and 2015, amounted to $5,155, $5,896 and $7,498, respectively.

p.
Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC No. 718"). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of comprehensive income.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company has selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price, volatility and the expected option term.

The fair value of ordinary share underlying the options has historically been determined by management and approved by the Company's board of directors. Because there has been no public market for the Company's ordinary shares, management has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The Company's management determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method ("OPM") for the year ended December 31, 2013 and for the period from January 1, 2014 and up to September 24, 2014. Since September 24, 2014, the ordinary shares have been publicly traded.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.
Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes". This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The updated standard is effective beginning on January 1, 2017, with early application permitted as of the beginning of any interim or annual reporting period. The Company early adopted this standard retrospectively, and reclassified $3,788 of current deferred tax assets to noncurrent deferred tax assets as of December 31, 2014.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, "Income Taxes". Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

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

r.
Basic and diluted net income per share:

The Company applies the two class method as required by ASC No. 260-10, "Earnings Per Share" ("ASC No. 260-10"). ASC 260-10 requires the income per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic and diluted net income per share is computed based on the weighted-average number of shares of ordinary shares outstanding during each year. Diluted income per share is computed based on the weighted average number of ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with ASC 260-10. The total weighted average number of shares related to outstanding options, RSU’s,  warrants and preferred shares that have been excluded from the calculations of diluted net earnings per share was 17,062,890, 437,176 and 484,726 for the years ended December 31, 2013, 2014 and 2015, respectively.

s.
Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with Accounting Standards Codification No. 220, "Comprehensive Income" ("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders.

t.
Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and, therefore, bear minimal risk.

The trade receivables of the Company are mainly derived from sales to customers located primarily in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers and to date has not experienced any significant losses.

u.
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

The Company applies ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), with respect to fair value measurements of all financial assets and liabilities.

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

In accordance with ASC 820, the Company measures its foreign currency derivative contracts, at fair value using the market approach valuation technique. Foreign currency derivative contracts as detailed in note 2.j are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. Warrants to purchase preferred shares as detailed in note 2.v are classified within Level 3 value hierarchy, which is determined using a valuation model completed by a third party valuation firm.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.
Warrants to purchase preferred shares:

The Company accounted for freestanding warrants to purchase shares of its preferred shares as a liability on its consolidated balance sheet at fair value. The warrants to purchase preferred shares were recorded as a liability as the underlying preferred shares were contingently redeemable (upon a deemed liquidation event) and, therefore, could have obligated the Company to transfer assets in the future. The warrants were subject to re-measurement to fair value at each balance sheet date and any change in fair value was recognized as a component of financial expense, net, on the consolidated statements of comprehensive income. During the years ended December 31, 2013 and 2014, the Company recorded financial expenses from change in the warrants’ fair value in the amount of $1,446, $4,309, respectively.

Upon the IPO, the warrants were exercised for Series B3 preferred shares which were later converted into ordinary shares. See also note 8.c.2. The Company re-measured the warrants as of the conversion date using the intrinsic value based on the IPO price.

The following assumptions were used to estimate the value of the Series B3 preferred shares warrants as of December 31, 2013:

Year ended December 31,
2013
Expected volatility	45%
Expected dividends	0
Expected term (in years)	2
Risk free rate	0.31%

w.
The impact of recently issued accounting standards still not effective for the Company as of December 31, 2015 is as follows:

In February 2016, the FASB issued an Accounting Standards Update (“ASU”) 2016-02. ASU 2016-02 changes the current lease accounting standard by requiring the recognition of lease assets and lease liabilities for all leases, including those currently classified as operating leases. This new guidance is to be applied under a modified retrospective application to the earliest reporting period presented for reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the potential impact of this new guidance on its financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments related to business combination. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for the Company with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an accounting standard update on revenue from contracts with customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. On April 1, 2015 the FASB proposed deferring the effective date by one year to December 15, 2017 for annual reporting periods beginning after that date. The FASB also proposed permitting early adoption of the standard, but not before the original effective date of December 15, 2016. The Company is currently evaluating the effect that the new guidance will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting for annual reporting periods.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2014	2015

Government authorities	$18	$694
Hedging transaction assets	-	155
Prepaid expenses	1,793	2,154
Other current assets	267	290

	$2,078	$3,293

NOTE 4:        PROPERTY AND EQUIPMENT

The composition of property and equipment is as follows:

	December 31,
	2014	2015

Cost:
Computers and related equipment	$2,293	$3,712
Leasehold improvements	557	1,092
Office furniture and equipment	687	1,095

	3,537	5,899

Less accumulated depreciation	1,389	2,315

Depreciated cost	$2,148	$3,584

Depreciation expense amounted to $475, $746 and $1,129 for the years ended December 31, 2013, 2014 and 2015, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:        INTANGIBLE ASSETS, NET

The composition of intangible assets is as follows:

December 31,
2015

Original amount:
Technology	$14,073
Customer relationship	5,120
Other	490

19,683

Accumulated amortization:

Technology	1,053
Customer relationship	2
Other	70

1,125

Intangible assets, net	$18,558

Amortization expense amounted to $1,125 for the year ended December 31, 2015.

The estimated future amortization expense of intangible assets as of December 31, 2015 is as follows:

2016	$4,586
2017	4,320
2018	4,047
2019	3,077
2020	1,404
Thereafter	1,124

$18,558

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2014	2015

Government authorities	$5,015	$7,131
Accrued expenses	1,186	1,730
Uncertain tax position	322	362
Hedging transaction liabilities	419	143

	$6,942	$9,366

NOTE 7:	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Company rent its facilities under various operating lease agreements, which expire through 2022. In addition, the Company leases certain motor vehicles under certain car operating lease agreement which expire through 2018. The minimum rental payments under operating leases as of December 31, 2015 are as follows:

	Rental of premises	Lease of motor vehicles

2016	$2,856	$334
2017	2,431	160
2018	2,724	25
2019	2,722	-
2020	2,733	-
Thereafter	860	-

	$14,326	$519

Total rent expenses for the years ended December 31, 2013, 2014 and 2015 were approximately $1,303, $2,309 and $2,653, respectively.

Total motor vehicle lease expenses for the years ended December 31, 2013, 2014 and 2015 were approximately $386, $369 and $435, respectively.

b.
Pledges and Bank guarantees:

The Company pledged a bank deposit in the amount of $1,571 mainly in respect of an office lease agreement and hedging transactions, this amount is presented as part of short-term bank deposits and other long-term assets.

The Company obtained a bank guarantee in the amount of $916, in connection with an office lease agreement.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

NOTE 8:	SHAREHOLDERS' EQUITY

a.	Composition of shares capital of the Company:

	December 31, 2014		December 31, 2015
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.01 par value each	250,000,000	30,501,352	250,000,000	33,289,839

b.
Public Offering:

In September 2014, the Company completed an IPO in which the Company issued and sold 5,360,000 ordinary shares at a public offering price of $16.00 per share.

As part of the IPO, the underwriters received an option to purchase 804,000 ordinary shares of the Company at the price of $16.00 for a period of one month following the IPO date. The total value of the underwriters options based on the Black-Scholes-Merton option pricing model amounted to $592 which was included in the additional paid-in capital balance and as IPO offering expenses.
During September 2014, the underwriters fully exercised their option.

The total net proceeds received from the IPO were $88,468 after deducting underwriting discounts of $6,904 and other offering expenses of $3,846.

In June 2015, the Company completed an additional public offering in which the Company issued and sold 900,000 ordinary shares at a public offering price of $61.00 per share. The total net proceeds received were $52,575 after deducting underwriting discounts of $2,196 and other offering expenses of $129.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

c.	1.
Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation after all the preferred shares received their preference amount in full as detailed below.

2.
Preferred shares:

Following the Company's IPO, as described in note 8.b, all of the Company’s preferred shares were automatically converted into ordinary shares based on the conversion ratios set forth in the Company's Articles of Association, which are as follows:

Conversion Ratio

Series A preferred Shares	1.094
Series A1 preferred Shares	1.485
Series B preferred Shares	1
Series B1 preferred Shares(*)	1
Series B2 preferred Shares	1
Series B3 preferred Shares	1

(*)	with respect only to the Series B1 preferred shares, serial numbers 226,503 to 257,565 (inclusive), the Conversion Price was 1.543, which results in a Conversion Ratio of 1.001451717.

d.
Share-based compensation:

Under the Company's 2001 equity incentive plan, as amended March 5, 2003, and its 2011 and 2014 equity incentive plans (collectively, the "Plans"), options and restricted share units ("RSUs") may be granted to employees, officers, non-employees consultants and directors of the Company.

Under the Plans, as of December 31, 2015, an aggregate of 367,055 shares were still available for future grant. Each option granted under the Plans expires no later than 10 years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2013, 2014 and 2015 was comprised as follows:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	$39	$137	$499
Research and development	73	172	1,507
Sales and marketing	126	347	2,214
General and administrative	165	917	2,829

Total share-based compensation expense	$403	$1,573	$7,049

The total unrecognized compensation cost amounted to $33,559 as of December 31, 2015, and is expected to be recognized over a weighted average period of 2.99 years.

In August 2013, the Company donated 15,000 warrants for ordinary shares with an exercise price of $2.21 to "Tmura", a non-profit organization. The Company recorded compensation expenses related to these warrants in the amount of $19. In March 2015, the warrants were exercised for ordinary shares.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

e.	Options granted to employees: A summary of the activity in options granted to employees for the year ended December 31, 2015 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2014	4,564,764	$2.57	5.96	$169,410

Granted	702,566	$55.73
Exercised	(1,855,773)	$0.98
Forfeited	(52,682)	$21.82

Balance as of December 31, 2015	3,358,875	$14.27	6.54	$111,093

Exercisable as of December 31, 2015	2,156,965	$3.12	5.28	$91,108

Vested and expected to vest as of December 31, 2015	3,324,648	$14.05	6.52	$110,492

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015

Expected volatility	45%	45%	45%
Expected dividends	0	0	0
Expected term (in years)	6.11	5.81-6.11	5.78-6.12
Risk free rate	1.15%-2.64%	1.55%-2.02%	1.37%-1.68%

A summary of options data for the years ended December 31, 2013, 2014 and 2015, is as follows:

	Year ended December 31,
	2013	2014	2015

Weighted-average grant date fair value of options granted	$2.03	$6.95	$24.56
Total intrinsic value of the options exercised	$1,858	$9,943	$110,191
Total fair value of options vested	$340	$925	$2,054

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of an ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise. The fair value of the Company's ordinary shares was $45.14 per share as of December 31, 2015.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2015:

Exercise price	Options outstanding as of December 31, 2015	Weighted average remaining contractual term	Options exercisable as of December 31, 2015	Weighted average remaining contractual term
		(years)		(years)
$0.20	108,555	5.53	108,555	5.53
$0.41	683,146	2.12	683,146	2.12
$1.06	179,776	5.55	179,776	5.55
$1.46	782,832	6.39	714,733	6.39
$1.78	161,818	7.04	94,017	7.06
$2.21	70,890	7.42	33,577	7.42
$6.47	323,916	7.97	154,076	7.97
$8.84	50,000	8.09	37,500	8.09
$9.93	59,063	8.32	22,077	8.32
$14.00	224,000	8.70	93,338	8.70
$42.33	22,100	9.95	-	-
$44.37	26,913	8.88	9,680	8.88
$47.40	186,400	9.70	-	-
$49.42	12,331	9.80	-	-
$55.30	28,022	9.70	-	-
$58.55	229,255	9.53	-	-
$58.86	22,000	9.14	3,000	9.14
$59.14	45,188	9.62	-	-
$63.37	125,270	9.45	23,490	9.45
$64.93	17,400	9.33	-	-

	3,358,875	6.54	2,156,965	5.28

f.	A summary of RSU activity for the year ended December 31, 2015, is as follows:

	Amount of RSU’s	Weighted average grant date fair value

Unvested as of December 31, 2014	27,960	$44.37

Granted	399,006	$54.14
Vested	(18,426)	$56.14
Forfeited	(11,630)	$51.65

Unvested as of December 31, 2015	396,910	$53.44

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         INCOME TAXES

CyberArk Software Ltd. subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.
Corporate tax in Israel:

In July 2009, the Israeli Parliament, known as the Knesset, passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribed, among others, a gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011. The tax rate in effect for 2011 was 24%.

The Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 5772-2011, (the "Tax Burden Law 2011"), was published by the Government of Israel. The Tax Burden Law 2011 cancelled the scheduled progressive reduction of the corporate tax rate that was approved in 2009 and instead set the corporate tax rate at 25% from 2012 and thereafter.

On July 30, 2013, the Knesset approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance long-term collection of taxes.

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

Commencing January 1, 2016, the Israeli regular tax rate was reduced from 26.5% to 25%.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         INCOME TAXES (Cont.)

b.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2013	2014	2015

Domestic	$6,304	$13,194	$28,285
Foreign	1,651	1,272	3,458

	$7,955	$14,466	$31,743

c.
Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2014	2015
Deferred tax assets:

Net operating loss carry-forwards	$50	$5,584
Capital losses carry-forwards	52	52
Research and development expenses	2,116	2,945
Deferred revenues	1,824	3,760
Issuance expenses	1,083	790
Share-based compensation	97	549
Other	807	1,590

Deferred tax assets before valuation allowance	6,029	15,270

Valuation allowance	52	52

Deferred tax asset	$5,977	$15,218

Deferred tax liabilities:

Intangible assets	$-	$5,761
Property and equipment depreciation and other	176	213

Deferred tax liabilities	$176	$5,974

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from capital loss carry-forwards due to uncertainty concerning realization of these deferred tax assets.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         INCOME TAXES (Cont.)

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2013	2014	2015

Current	$2,089	$4,467	$10,042
Deferred	(769)	45	(4,093)

	$1,320	$4,512	$5,949

	Year ended December 31,
	2013	2014	2015

Domestic	$1,096	$2,485	$5,208
Foreign	224	2,027	741

	$1,320	$4,512	$5,949

e.	A reconciliation of the Company's theoretical income tax expense to actual income tax expense as follows:
	Year ended December 31,
	2013	2014	2015

Income before income taxes	$7,955	$14,466	$31,743

Statutory tax rate	25%	26.5%	26.5%

Theoretical income tax expense	1,989	3,833	8,412

Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	4	(143)	(771)
Deferred taxes on losses for which valuation allowance was provided, net	(91)	834	(1,713)
Non-deductible expenses	251	1,165	2,295
Increase in other uncertain tax positions—net	175	19	8
Tax adjustment in respect of different tax rate	(979)	(838)	(2,303)
Other	(29)	(358)	21

Income tax expense	$1,320	$4,512	$5,949

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         INCOME TAXES (Cont.)

f.
Net operating loss carry-forwards

As of December 31, 2015, the Company had net operating and capital tax losses totaling approximately $15,250 and $197, respectively, out of which approximately $3,142 and $197 of losses, respectively, were attributed to Israel and can be carried forward indefinitely and $12,108 were attributed to the U.S. subsidiary and can be carried forward for up to 20 years. Utilization of some of U.S. net operating losses are subject to annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. In addition the U.S. subsidiary had tax benefit related to share-based compensation in the amount of $15,814 that can be carried forward and offset against taxable income. Excess tax benefit will be credited to additional paid-in capital when realized.

g.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted "Approved Enterprise" Status, under the above Law. The Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the "Approved Enterprise" program is tax-exempt for two years and will enjoy a reduced tax rate of 10%-25% for up to a total of eight years (subject to an adjustment based upon the foreign investors' ownership of the Company).

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from granting of approval, whichever is earlier.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits program (currently between 10% to 25% for an "Approved Enterprise").

Entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and CPI linkage.

Income not eligible for "approved enterprise" benefits mentioned above is taxed at the regular rate.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         INCOME TAXES (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

Such an enterprise is a "Beneficiary Enterprise", rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Beneficiary Enterprise commences in the "Year of Commencement". This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

The Company has elected the status of a Beneficiary Enterprise for the year ended in 2006 and 2008.

As of December 31, 2015, approximately $13,034 was derived from tax exempt profits earned by the Company's "Approved Enterprises" and "Beneficiary Enterprise". The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company's "Approved Enterprises" and "Beneficiary Enterprise" as such income is essentially permanently reinvested.

If the Company's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of up to $3,200 would have been incurred as of December 31, 2015.

On December 29, 2010, the Knesset approved an additional amendment to the Law for the Encouragement of Capital Investments, 1959. According to the amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the industrial enterprise's entire income. The tax rates for industrial enterprises have been reduced gradually over a period of five years as follows: - In 2011-2012, the reduced tax rate for development area A will be 10% and for the rest of the country - 15%. In 2013 - 2014, the reduced tax rate for development area A will be 7% and for the rest of the country - 12.5%. Starting 2015 and thereafter, the reduced tax rate for development area A will be 6% and for the rest of the country - 12%. See also note 9.a to additional amendment to the Law related to tax rate.

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
Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company currently qualifies as an "industrial company" under the above law and as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

i.
Tax assessments:

CyberArk Software Ltd. tax years until December 31, 2011 are subject to statutes of limitation as of December 31, 2015 (The tax year ended in December 31, 2011 is subject to the Tax Authorities to extend for another year). In addition, the Company is currently under examination by the Israeli Tax Authorities for up to and including the 2014 tax year. The U.K. subsidiary’s tax years until December 31, 2011 are subject to statutes of limitation as of December 31, 2015. The U.S. subsidiary’s tax years ended December 31, 2002, 2004, 2005, 2006, 2008, 2009 and 2011 through 2015 are still open, as the statutes of limitation have not yet expired. Viewfinity’s tax years since inception are still open, as the statutes of limitation have not yet expired.

j.	Uncertain tax positions: A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2014	2015

Opening balance	$272	$322
Increase (decrease) related to prior year tax positions	(5)	4
Increase related to current year tax positions	55	36

Closing balance	$322	$362

As of December 31, 2015, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and tax expenses.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:      FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2013	2014	2015

Bank charges	$(62)	$(63)	$(86)
Changes in fair value of warrants to purchase preferred shares	(1,446)	(4,309)	-
Exchange rate gain (loss), net	307	(1,817)	(1,723)

Total expenses	(1,201)	(6,189)	(1,809)

Interest income	77	201	330

Total financial expenses, net	$(1,124)	$(5,988)	$(1,479)

NOTE 11:      BASIC AND DILUTED NET INCOME PER SHARE

	Year ended December 31,
	2013	2014	2015

Numerator:
Net income	$6,635	$9,954	$25,794
Dividends accumulated for the period	(4,879)	(3,815)	-

Net income available to shareholders of ordinary shares	$1,756	$6,139	$25,794

Denominator:
Shares used in computing net income per ordinary shares, basic	6,900,433	13,335,059	32,124,772

	Year ended December 31,
	2013	2014	2015

Numerator:
Net income	$6,635	$9,954	$25,794
Dividends accumulated for the period	(4,879)	-	-

Net income available to shareholders of ordinary shares	$1,756	$9,954	$25,794

Denominator:
Shares used in computing net income per ordinary shares, diluted	10,765,914	29,704,730	35,322,716

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:      SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting" ("ASC No. 280"). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2013, 2014 and 2015 and long-lived assets as of December 31, 2014 and 2015: Revenues:

	Year ended December 31,
	2013	2014	2015

United States	$32,041	$60,761	$92,034
Israel	3,383	4,234	5,203
United Kingdom	6,862	12,220	16,746
EMEA (*)	15,551	16,744	28,695
Other	8,320	9,040	18,134

	$66,157	$102,999	$160,812

long-lived assets:

	December 31,
	2014	2015

United States	$606	$929
Israel	1,336	2,418
United Kingdom	143	155
EMEA (*)	15	22
Other	48	60

	$2,148	$3,584

*)       Europe, the Middle East and Africa excluding United Kingdom and Israel

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CyberArk Software Ltd.

Date: March 10, 2016	By:	/s/ Ehud Mokady
Ehud Mokady
Chief Executive Officer, President, Founder and Director

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

2.2
Fourth Amended Investor Rights Agreement, dated July 10, 2014, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.2	Office Lease Agreement and amendments thereto, dated September 5, 2004, between the Registrant and Azorei Melal Industries Ltd., as amended. ¥

4.3
Office Lease Agreement, dated October 28, 2013, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.4
First Amendment of Lease, dated October 23, 2014, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-202329))

4.5
Office Lease Agreement, dated February 26, 2015, between the Registrant and Azorei Melal Industries Ltd. (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-202329 )) ¥

4.6	2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.7	Section 102 2001 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.8	First Amendment to Section 102 2001 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.9	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.10	CyberArk Software Ltd. 2014 Share Incentive Plan, as amended

4.11
CyberArk Executive Compensation Policy (incorporated by reference to Appendix A of Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 20, 2014)

8.1	List of subsidiaries of the Registrant

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)

15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)

101.INS	XBRL Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

¥	English summary of original Hebrew document