Form 20-F
period 2017-12-31
CyberArk Software Ltd.
filed 2018-03-15
CIK 1598110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36625

CYBERARK SOFTWARE LTD.
 (Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)
9 Hapsagot St.
Park Ofer B, P.O. BOX 3143
 Petach-Tikva 4951040, Israel
 (Address of principal executive offices)

Donna Rahav, Adv.
General Counsel & Corporate Secretary
Telephone: +972 (3) 918-0000
CyberArk Software Ltd.
 9 Hapsagot St.
Park Ofer B, P.O. BOX 3143
 Petach-Tikva 4951040, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, the registrant had outstanding 35,274,888 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer or an emerging growth company. See the definitions of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐          No ☒

CYBERARK SOFTWARE LTD.

FORM 20-F
 ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of CyberArk Software Ltd. CyberArk® is our registered trademark in the United States. We have several other trademarks, service marks and pending applications relating to our products. In particular, although we have omitted the “®” and “™” trademark designations in this annual report from each reference to our Privileged Account Security Solution, Enterprise Password Vault, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager, Conjur, Endpoint Privilege Manager, On-Demand Privileges Manager, secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine, and DNA, C3 Alliance, all rights to such names and trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding revenues generated by our hybrid sales model;

•	our expectations regarding our operating and net profit margins;

•	our expectations regarding significant drivers of our future growth;

•	our plans to continue to invest in research and development to develop on-premise and cloud-based products and services for both existing and new products;

•	our plans to invest in sales and marketing efforts and expand our channel partnerships across existing and new geographies;

•	our plans to hire additional new employees;

•	our plans to pursue additional strategic acquisitions;

•	our plans to leverage our global footprint in existing and new industry verticals to further expand our market share;

•	our plans to pursue incremental sales by further expanding our customer success team;

•	our ability to successfully integrate the operations, products and personnel of Conjur, Inc. which we acquired in 2017; and

•	our expectations regarding our tax classifications.

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements that are not included in this annual report.
	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands except share and per share data)
Consolidated Statements of Operations:
Revenues:
License	$38,907	$61,320	$100,113	$131,530	$147,640
Maintenance and professional services	27,250	41,679	60,699	85,083	114,061
Total revenues	66,157	102,999	160,812	216,613	261,701
Cost of revenues:
License	1,216	2,654	5,088	4,726	7,911
Maintenance and professional services	7,860	12,053	17,572	25,425	33,937
Total cost of revenues(1)	9,076	14,707	22,660	30,151	41,848
Gross profit	57,081	88,292	138,152	186,462	219,853
Operating expenses:
Research and development(1)	10,404	14,400	21,734	34,614	42,389
Sales and marketing(1)	32,840	44,943	66,206	93,775	126,739
General and administrative(1)	4,758	8,495	16,990	22,117	30,399
Total operating expenses	48,002	67,838	104,930	150,506	199,527
Operating income	9,079	20,454	33,222	35,956	20,326
Financial income (expenses), net	(1,124)	(5,988)	(1,479)	245	4,103
Income before taxes on income	7,955	14,466	31,743	36,201	24,429
Taxes on income	(1,320)	(4,512)	(5,949)	(8,077)	(8,414)
Net income	$6,635	$9,954	$25,794	$28,124	$16,015
Basic net income per ordinary share(2)	$0.25	$0.46	$0.80	$0.83	$0.46
Diluted net income per ordinary share(2)	$0.14	$0.34	$0.73	$0.78	$0.44
Weighted average number of ordinary shares used in computing basic net income per ordinary share(2)	6,900,433	13,335,059	32,124,772	33,741,359	34,824,312
Weighted average number of ordinary shares used in computing diluted net income per ordinary share(2)	10,765,914	29,704,730	35,322,716	35,838,863	36,175,824

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, marketable securities and short-term bank deposits	$65,368	$177,181	$238,252	$295,475	$330,340
Deferred revenue, current and long term	24,478	32,160	54,389	73,506	105,235
Working capital(3)	48,900	156,829	197,095	235,010	251,247
Total assets	89,632	210,552	334,424	403,031	502,576
Preferred share warrant liability	2,134	—	—	—	—
Total shareholders’ equity	45,846	155,008	246,670	296,216	353,965

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Cost of revenues	$39	$137	$499	$1,386	$2,289
Research and development	73	172	1,507	4,660	6,110
Sales and marketing	126	347	2,214	5,765	8,642
General and administrative	165	917	2,829	5,724	8,196

Total share-based compensation expenses	$403	$1,573	$7,049	$17,535	$25,237

(2)
Basic and diluted net income per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see note 13 to our consolidated financial statements included elsewhere in this annual report.

(3)
We define working capital as total current assets minus total current liabilities. In 2015, we adopted Accounting Standard Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17) retrospectively and reclassified all of our current deferred tax assets to noncurrent deferred tax assets on our consolidated balance sheets data for all periods presented. As a result of such reclassifications, certain noncurrent deferred tax liabilities as of December 31, 2013 and 2014 were netted with noncurrent deferred tax assets.

Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP operating income and non-GAAP net income as operating income and net income, respectively, which each exclude (i) share-based compensation expense, (ii) expenses related to the March 2015 public offering of ordinary shares by certain of our shareholders and to the June 2015 public offering of ordinary shares by us and certain of our shareholders, (iii) expenses related to acquisitions, (iv) amortization of intangible assets related to acquisitions and (v) expenses related to facility exit costs. Non-GAAP net income also excludes (i) financial expenses resulting from the revaluation of warrants to purchase preferred shares, (ii) tax effects related to the non-GAAP adjustments set forth above and (iii) tax effects related to the impact to our deferred tax asset as a result of the US Tax Cuts and Jobs Act 2017 (the “Tax Act”). The following tables reconcile operating income and net income, the most directly comparable U.S. GAAP measures, to non-GAAP operating income and non-GAAP net income for the periods presented:

	2013	2014	2015	2016	2017
	(in thousands)
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$9,079	$20,454	$33,222	$35,956	$20,326
Share-based compensation	403	1,573	7,049	17,535	25,237
Public offering related expenses	—	—	1,568	—	—
Acquisition related expenses	—	—	677	—	686
Amortization of intangible assets – Cost of revenues	—	—	359	1,420	4,213
Amortization of intangible assets – Research and development	—	—	749	1,913	—
Amortization of intangible assets – Sales and marketing	—	—	17	1,190	1,046
Facility exit costs	—	—	—	—	342

Non-GAAP operating income	$9,482	$22,027	$43,641	$58,014	$51,850

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$6,635	$9,954	$25,794	$28,124	$16,015
Share-based compensation	403	1,573	7,049	17,535	25,237
Warrant adjustment	1,446	4,309	—	—	—
Public offering related expenses	—	—	1,568	—	—
Acquisition related expenses	—	—	677	—	686
Amortization of intangible assets – Cost of revenues	—	—	359	1,420	4,213
Amortization of intangible assets – Research and development	—	—	749	1,913	—
Amortization of intangible assets – Sales and marketing	—	—	17	1,190	1,046
Facility exit costs	—	—	—	—	342
Taxes on income related to non-GAAP adjustments	—	—	(951)	(4,937)	(12,226)
Change in the U.S. federal tax rate	—	—	—	—	6,582

Non-GAAP net income	$8,484	$15,836	$35,262	$45,245	$41,895

For a description of how we use non-GAAP operating income and non-GAAP net income to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial Metrics.” We believe that these non-GAAP financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses and because they exclude one-time cash expenditures that do not reflect the performance of our core business. We believe that providing non-GAAP operating income and non-GAAP net income that exclude, as appropriate, share-based compensation expenses, expenses relating to public offerings of our ordinary shares, expenses related to facility exit costs, financial expenses resulting from the valuation of warrants to purchase preferred shares, expenses related to acquisitions, amortization of intangible assets related to acquisitions, tax effects related to the impact to our deferred tax asset as a result of the Tax Act and the tax effects related to these non-GAAP adjustments allows for more meaningful comparisons between our operating results from period to period. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation we provide to employees. Additionally, excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between our net income from period to period. As these warrants were exercised in connection with our initial public offering, they are no longer revalued at each balance sheet date. We also believe that expenses related to the public offerings of our ordinary shares in March 2015 and June 2015, expenses related to our acquisitions, expenses related to facility exit costs, amortization of intangible assets related to acquisitions, tax effects related to the impact to our deferred tax asset as a result of the Tax Act and the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

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

D.            Risk Factors

Risks Related to Our Business and Our Industry

The IT security market is rapidly evolving within the increasingly challenging cyber threat landscape and the continuing use of hybrid on-premises and cloud-based infrastructure. Our sales may not continue to grow at current rates or may decline, and our share price could decrease as a result of market and industry developments we did not anticipate.

We operate in a rapidly evolving industry focused on securing organizations’ IT systems and sensitive data. Our solutions focus on safeguarding privileged accounts, credentials, and secrets which are those accounts within an organization that give users, applications, and machine identities the highest levels of access, or “privileged” access, to IT systems, on-premises and cloud-based infrastructure, industrial control systems, applications and data. While breaches of such privileged accounts continue to gain media attention in recent years, IT security spending within enterprises is often concentrated on endpoint and web security products designed to stop threats from penetrating corporate networks. Organizations that use these security products may allocate all or most of their IT security budgets to these products and may not adopt our solutions in addition to such products. Organizations are moving portions of their data to be managed by third parties, primarily infrastructure, platform and application service providers, and may rely on such providers’ internal security measures. Further, security solutions such as ours, which are focused on disrupting cyber attacks by insiders and external perpetrators that have penetrated an organization’s on-premises infrastructure or cloud estate, represent a security layer designed to respond to advanced threats and more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive data. As our customers’ technologies and business plans evolve and become more complex, we expect them to face new and increasingly sophisticated methods of attack. We face significant challenges in ensuring that our solutions effectively identify and respond to such attacks without disrupting the performance of our customers’ IT systems. As a result, we must continually modify and improve our products, services, licensing models and prices in response to market and technology trends to ensure we are meeting market needs and continue providing solutions that can be deployed in a variety of environments, including cloud and hybrid.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop or acquire product enhancements or new products to meet such needs or opportunities in a timely manner or at all. Even if we are able to anticipate, develop and commercially introduce enhancements and new products, such as our recently introduced Conjur solution which addresses the security challenges in DevOps methodologies, there can be no assurance that such enhancements or new products will achieve widespread market acceptance.

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

Our quarterly results of operations may fluctuate for a variety of reasons, including our failure to close significant sales before the end of a particular quarter or unexpected changes in the sales volumes we expect across certain quarters and geographies. We may, as a result, fail to meet publicly announced financial guidance or other expectations about our business, which could cause our ordinary shares to decline in value.

A meaningful portion of our revenues is generated through deals of significant size, and purchases of our products and services often occur at the end of each quarter. We also typically experience seasonality in our sales, particularly demonstrated by increased sales in the last quarter of the year. In addition, our sales cycle can last several months from proof of concept to delivery of our solutions to our customers, and this sales cycle can be even longer, less predictable and more resource-intensive for larger sales. Customers may also require additional internal approvals or seek to test our products for a longer trial period before deciding to purchase our solutions. Furthermore, even if we close a sale during a given quarter, we may be unable to recognize the revenues derived from such sale during the same period due to our revenue recognition policy. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies and Estimates—Revenue Recognition.”

As a result, the timing of individual sales or of their respective revenue recognition can be difficult to predict. In some cases, sales have occurred in quarters subsequent to those we anticipated, or have not occurred at all. All of these factors impact our quarterly results and our ability to accurately predict them, and may lead to difficulties in meeting market expectations regarding our actual results. If our financial results for a particular period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline.

In addition to the sales cycle-related fluctuations set forth above, our results of operations may continue to vary as a result of a number of factors, many of which may be outside of our control or difficult to predict, including:

•	our ability to attract and retain new customers;

•	our ability to sell additional products to current customers;

•	the ability of our service operation to keep pace with license sales to new and existing customers and to satisfy customer demands for consultancy and professional services;

•	the amount and timing of our operating costs;

•	a change in our mix of products and services;

•	the ability of our channel partners to accurately predict the timing and scope of significant sales;

•
increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates or changes in taxes or other applicable regulations (See “—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations”);

•	introduction of new accounting pronouncements or changes in our accounting policies or practices;

•	changes in the nature and methodology of cyber attacks and other threats to corporate data;

•	changes in customer or channel partner requirements or market needs;

•	changes in the growth rate of the information security market;

•
the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the information security market, including consolidation among our customers or competitors;

•	changes in our pricing policies or those of our competitors;

•	general economic conditions in our markets;

•	a disruption in, or termination of, our relationship with channel partners;

•	our ability to successfully expand our business globally; and

•	reductions in maintenance and SaaS subscription renewal rates.

Any of these factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any given period. If we fail to meet such expectations for these or other reasons, the market price of our ordinary shares could decrease substantially, and we could face costly lawsuits, including securities class action suits, which could adversely affect our results of operations and business.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or the provision of our services, or due to the failure of our customers, channel partners, managed security service providers, or subcontractors to correctly implement, manage and maintain our solutions, resulting in lawsuits or financial losses.

Security products and solutions are complex in design and deployment, and may contain errors that are not capable of being remediated or detected until after their deployment. Any errors, defects, or misconfigurations could cause our products or services to be vulnerable to security attacks, cause them to fail to secure networks, and negatively impact customer operations. If we fail to identify and respond to new and increasingly complex methods of attack on privileged accounts and update our products to detect or prevent such threats effectively, which would require significant resources, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if our solutions (or the services we provide in relation to our solutions) are associated, or are believed to be associated, with a significant breach or a breach at a high profile customer or managed service provider network, or in the event of a breach in third party systems utilized by us as part of our cloud-based security solution.

In addition, our Endpoint Privilege Manager product is made available to our customers both as on-premises software and as software as a service (SaaS). Providing SaaS involves storage and transmission of customers’ policies for management of their network and operational proprietary information related to their assets and users, security breaches or product defects in our SaaS solutions could result in loss or alteration of this data, unauthorized access to multiple customers’ data and ultimately lead to downtime or compromise of the customers’ systems on which our SaaS solution is installed. Further, the third party data hosting facilities used for the provision of our SaaS solutions are vulnerable to damages, interruptions or other unanticipated problems that could result in disruption in the provision of these solutions. Any disruptions or other performance problems with our SaaS solutions could harm our reputation and business, damage our customers’ businesses, subject us to potential liability and cause customers to terminate or not renew their subscriptions to our SaaS solutions.

False detection of threats (referred to as “false positives”), while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solutions restrict legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, our customers’ businesses could be harmed. There can be no assurance that, despite our testing efforts, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such instances, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct such problem.

As our solutions not only reinforce but also rely on the common security concept of placing multiple layers of security controls throughout an IT system, the failure of our customers, channel partners, managed service providers or subcontractors to correctly implement and effectively manage and maintain our solutions (and the environments in which they are utilized), or to consistently implement and utilize generally accepted and comprehensive, multi-layered security measures and processes in the customer networks, may lessen the efficacy of our solutions. Additionally, our customers or our channel partners may independently develop plug-ins or change existing plug-ins or APIs that we provided to them for interfacing purposes in an incorrect or insecure manner. Such failure or these other customer and partner actions may lead to breaches of our customers’ IT systems and loss or alteration of sensitive data or systems, and potentially to a perception that our solutions failed. Further, our failure to provide our customers and channel partners with adequate services related to the use, implementation and maintenance of our solutions, could lead to claims against us.

An actual or perceived cyber attack, other security breach or theft of our customers’ data, regardless of whether the breach or theft is attributable to the failure of our products (or the services we provided in relation to our products), could adversely affect the market’s perception of the efficacy of our solutions and current or potential customers may look to our competitors for alternatives to our solutions. An actual or perceived failure of our products, or our failure to provide adequate services to our customers and channel partners, may also subject us to lawsuits, indemnity claims and financial losses, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. Although our license agreements typically contain provisions that limit our liabilities towards our customers, partners and relevant third parties, there is no assurance these provisions will withstand legal challenges, and certain liabilities may not be limited or capped. It could also cause us to suffer reputational harm, lose existing customers, or deter new and existing customers from purchasing our solutions, additional products or our services.

If we are unable to acquire new customers or sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our success and continued growth depends, in part, on our ability to acquire a sufficient number of new customers. The number of customers that we add in a given period impacts both our short- and long-term revenues. Similarly, a significant portion of our revenues is generated from sales to existing customers. If we are unable to attract a sufficient number of new customers or fail to continue to sell new licenses and incremental licenses to our existing customers, we may be unable to generate revenue growth at desired rates.

The IT security market is competitive and many of our competitors have substantial financial, personnel, and other resources that they utilize to develop products and attract customers.

We devote significant efforts to developing, marketing and selling additional licenses and associated maintenance and support to existing customers and rely on these efforts for a portion of our revenues, and to a lesser extent, renewing SaaS or term based license agreements. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products.

As we expand our market reach to gain new business, we may experience difficulties in gaining traction and raising awareness among potential customers regarding the critical role that our solutions play in securing medium-sized businesses and addressing the vulnerabilities associated with emerging types of accounts (such as our expansion into securing DevOps environments), and may face more competitive pressure in such markets. Even if we are successful in promoting the need for securing accounts in DevOps environments, potential customers may prefer to use the open source version of our Conjur solution which we released in 2017, instead of purchasing a license for the comprehensive DevOps security solution we offer and we may be unable to generate revenue growth at desired rates.

As a result, it may be difficult for us to add new customers to our customer base and to retain our existing customers. Competition in the marketplace may lead us to acquire fewer new customers or result in us providing discounts and other commercial incentives to new or existing customers.

Additional factors that impact our ability to acquire new customers or sell additional products and services to our existing customers include the perceived need for IT security, the size of our prospective and existing customers’ IT budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, changes in our pricing model that may impact the size of new business transactions, and general economic conditions. These factors may have a material negative impact on future revenues and operating results.

We face intense competition from a wide variety of IT security vendors operating in different market segments and across diverse IT environments, which may challenge our ability to maintain or improve our competitive position or to meet our planned growth rates.

The IT security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with a multitude of companies that offer a broad array of IT security products that employ different approaches and delivery models to address these evolving threats.

Our current and potential future competitors include CA, Inc., International Business Machines Corporation, One Identity LLC and Oracle Corporation in the access and identity management market. We also compete with smaller companies such as BeyondTrust, Inc., that may offer solutions at lower price points or with a more limited range of functionality than our own offerings, or with smaller companies that operate in specific market segments or in certain geographies Further, we may face competition due to changes in the manner that organizations utilize IT assets and the security solutions applied to them, such as the provision of privileged account security functionalities as part of public cloud providers’ infrastructure offerings, or cloud-based identity management solutions. We also may compete, to a certain extent, with vendors that offer products or services in adjacent or complementary markets to privileged account security. Limited IT budgets may also result in competition with providers of other advanced threat protection solutions such as McAfee, LLC, Palo Alto Networks, RSA Security LLC., and Symantec Corporation. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as an established vendor for other product offerings. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees, which could result in increased market pressure to offer our solutions and services at lower prices. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements or enjoy stronger sales and service capabilities in certain regions.

Our competitors may enjoy potential competitive advantages over us, such as:

•	greater name recognition, a longer operating history and a larger customer base, notwithstanding the increased visibility of our brand in recent years since our initial public offering;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with channel partners, advisory firms and customers;

•	increased effectiveness in protecting, detecting and responding to cyber attacks.

•	greater or localized resources for customer support and provision of services;

•	greater speed at which a solution can be deployed;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	greater financial, technical and other resources

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources and capabilities. Current or potential competitors may be acquired by third parties with greater resources. As a result of such acquisitions, our current or potential competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline. Similarly, we may also face increased competition following an acquisition of new lines of business that compete with providers of such technologies.

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

Our share price may be adversely affected if our investments in our business do not deliver anticipated growth and we are unable to increase our operating and net income margins.

We have experienced a decrease in our operating and net income margins in recent periods. From the year ended December 31, 2015 to the year ended December 31, 2017, our revenue grew from $160.8 million to $261.7 million, representing a compound annual growth rate of approximately 28%. Over the same period, we experienced declines in our operating and net income margins from 21% to 8% and from 16% to 6%, respectively. The primary driver of the decline in margins has been our investment in expanding our sales force and marketing activity relative to the growth we achieved. We are making significant investments in our business in order to drive future growth. For example, we expect to continue to expand our sales and marketing personnel significantly and face a number of challenges in achieving our hiring and integration goals. It takes time and resources to train and integrate new sales force members across our global operations. Costs associated with adding new personnel to our sales force are expensed before their positive impact on our sales is recognized, and even then a significant portion of any revenues that they generate from maintenance and services are deferred over the delivery period of those services. We have also spent increased amounts on research and development and general and administrative costs associated with scaling our business. Our share price may be adversely affected even if we generate future growth if we are unable to increase our operating and net margins at the same time or if the growth rate generated was less than anticipated causing the operating and net margins to still decline.

We may fail to fully integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we continue to evaluate acquiring or making investments in complementary companies, products or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating our acquisitions or the technologies associated with such acquisitions or fail to fully attain the expected benefits of these acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisition. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges and tax liabilities. We could become subject to legal claims following the acquisition, or fail to accurately forecast the potential impact of any pre-existing claims. Further, the issuance of equity or debt to finance any such acquisitions could result in dilution to our shareholders and could subject us to covenants or other restrictions that would impede our ability to manage our operations. While we have experienced some of these types of issues in connection with past acquisitions, none of which has materially affected our operations or financial condition, we cannot guarantee that any such event will not have a material adverse impact on our business and results in the future.

We are subject to a number of risks, including regulatory risks, associated with global sales and operations, which could materially affect our business.

We are a global company subject to varied and complex laws, regulations and customs. The application of these laws and regulations to our business is often unclear and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. Furthermore, business practices in the global markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties, or performance obligations, our results of operations may be adversely impacted.

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

•
Uncertainty of the economic, financial, regulatory, trade, tax and legal implications of the withdrawal of the U.K. from the E.U. (“Brexit”) and how this could affect our business, both globally and specifically in the region;

•	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

•	compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

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

•
greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties (See “— Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price;

•
compliance with, and the uncertainty of, laws and regulations that apply to our areas of business, including corporate governance, anti-trust and competition, import and export control, employee and third-party complaints, conflicts of interest, securities regulations and other regulatory requirements affecting trade and investment;

•	reduced or uncertain protection of intellectual property rights in some countries;

•	social, economic and political instability, terrorist attacks and security concerns in general; and

•	management communication and integration problems resulting from cultural and geographic dispersion.

These and other factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition. Non-compliance could also result in fines, damages, or criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation.

If our internal IT network system is compromised by cyber attackers or other data thieves, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.

Our solution and product offerings will not gain market share unless the marketplace is confident that we provide effective IT security protection. As we provide privileged account security products, we may be an attractive target for cyber attackers or other data thieves since a breach of our system could provide data information regarding not only us, but potentially regarding the customers that our solutions protect. Further, we may be targeted by cyber terrorists because we are an Israeli company.

While, from time to time we encounter intrusion incidents and attempts, none of which to date has resulted in any material adverse impact to our business or operations, we cannot guarantee that any future attacks will not materially adversely affect our business or results of operations. In addition, as our market position continues to grow specifically in the security industry, an increasing number of cyber attackers may begin to focus on finding ways to penetrate our network systems, which might eventually affect our products and services. The risk of cyber attacks to our company may also result from breaches of our contractors, business partners, vendors and other third parties associated with us, or due to human errors of those acting on our behalf.

Separately, we may be subject to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism, security breaches, wars, computer viruses, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for all eventualities. These events could adversely affect our operation, reputation, financial condition and operating results.

In addition, we rely on hosted SaaS technologies from third parties in order to operate critical functions of our business, including customer relationship management and financial operation services (provided by our ERP system). If these services are breached or become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage our operations could be interrupted and our processes for managing sales of our products and services and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and integrated; all of which could materially harm our business.

If we experience a significant technology incident, such as a serious product vulnerability, security breach or a failure of a system that is critical for the operations of our business, it could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our business could suffer, and we may need to make significant further investments to protect data and infrastructure. Because we are in the computer security industry, an actual or perceived vulnerability, failure, disruption, or breach of our network or privileged account security in our systems also could adversely affect the market perception of our products and services, or of our expertise in this field, as well as our perception among new and existing customers. Additionally, a significant security breach could subject us to potential liability, litigation and regulatory or other government action. If any of the foregoing were to occur, our business may suffer and our share price may be negatively impacted.

If we do not effectively expand, train and retain our sales and marketing personnel, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. We generate approximately 40% of our revenues from direct sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth, particularly in the United States. The number of our sales and marketing personnel increased from 377 as of December 31, 2016 to 491 as of December 31, 2017. We expect to continue to expand our sales and marketing personnel significantly and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

We rely on channel partners to generate a significant portion of our revenue, market our solutions and provide necessary services to our customers. If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solutions will be limited, and our business, financial position and results of operations will be harmed.

In addition to our direct sales force, we rely on our channel partners to market, sell, support and implement our solutions, particularly in Europe and the Asia Pacific and Japan regions. We expect that sales through our channel partners will continue to account for a significant percentage of our revenue. In the year ended December 31, 2017, we generated approximately 60% of our revenues from sales to channel partners such as distributors, systems integrators, value-added resellers and managed security service providers, and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Further, we cooperate with advisory firms in marketing our solutions and providing implementation services to our customers, in both direct and indirect sales. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solutions. If our channel partners do not effectively market and sell our solutions, or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors, our ability to grow our business will be adversely affected. Our channel partners may cease or deemphasize the marketing of our solutions with limited or no notice and with little or no penalty. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of key channel partners, the inability to replace them or the failure to recruit additional channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solutions to customers, fails to appropriately implement our solutions or violates applicable laws, and may further result in termination of such partner’s agreement and potentially curb future revenues associated with it. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our channel partners and training our channel partners to independently sell and install our solutions. If we are unable to maintain our relationship with channel partners or otherwise develop and expand our indirect sales channel, or if our channel partners fail to perform, our business, financial position and results of operations could be adversely affected.

Failure by us or our channel partners to maintain sufficient levels of customer support could have a material adverse effect on our business, financial condition and results of operations.

Our customers depend, in large part, on customer support and professional services delivered through our channel partners or by us to implement and roll out our solutions, and resolve issues relating to their use. Even with our support and that of our channel partners, our customers are ultimately responsible for effectively using our solutions and ensuring that their IT staff and other relevant users are properly trained in the use of our products and complementary security products, methodologies and processes. Failure of our channel partners or ourselves to support and train our customers in the correct use of our solutions, or failure to effectively assist customers in installing our solutions and providing effective ongoing support, may result in an increase in the vulnerability of our customers’ IT systems and sensitive data. Additionally, if our channel partners do not effectively provide support and professional services to the satisfaction of our customers, we may be required to provide support to such customers, which would require us to invest in additional personnel and expend significant time and resources. We may not be able to keep up with demand for our services and support, particularly if the sales of our solutions exceed our internal forecasts. To the extent that we or our channel partners are unsuccessful in hiring, training and retaining adequate support resources, our ability and the ability of our channel partners to provide adequate and timely support and other services to our customers will be negatively impacted, and our customers’ satisfaction with us and our products may be adversely affected. Accordingly, our failure to provide satisfactory maintenance and technical support services, whether directly or through our partners, could have a material and adverse effect on our business and results of operations.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. In 2017, the majority of our revenues were denominated in U.S. dollars and the remainder primarily in euros and British pounds sterling. In 2017, the substantial majority of our cost of revenues and operating expenses were denominated in U.S. dollars and New Israeli Shekels (NIS) and the remainder primarily in euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar could materially adversely impact our net income. For example, during 2017, appreciation of NIS relative to the U.S. dollar affected our operating profit by approximately $4.0 million. In addition, since the portion of our revenues generated in euros and British pounds sterling is greater than our expenses incurred in euros and British pounds sterling, respectively, any depreciation of the euro or the British pounds sterling relative to the U.S. dollar would adversely impact our net income. While any such currency exchange rate fluctuations did not have a material impact on our financial condition in 2017, we cannot guarantee that we would not experience adverse impact from currency exchange rate fluctuations in the future. We estimate that a 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have decreased or increased, respectively, our net income by approximately $5.0 million in 2017. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $2.1 million in 2017. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $0.8 million in 2017. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take hedging measures to reduce the potential adverse impact from the appreciation or the depreciation of our non U.S. dollar-denominated operations, as appropriate. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance primarily in euros and British pounds sterling for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS, U.S. dollars, British pounds sterling and in euros. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

Our research and development efforts may not produce successful products or enhancements to our solutions that result in significant revenue or other benefits in the near future, if at all.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain our competitive position. For example, in 2017, we increased our dedicated research and development personnel by 22% compared to 2016. However, investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will successfully anticipate market needs and result in significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, we may not be able to compete effectively and our business and results of operations may be materially and adversely affected.

Our investment in product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing product enhancements or new products;

•	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

•	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of our existing and prospective customers;

•	defects in our products, errors or failures of our solutions to secure and protect privileged accounts against existing and new types of attacks;

•	negative publicity about the performance or effectiveness of our products;

•	introduction or anticipated introduction of competing products by our competitors;

•	installation, configuration or usage errors by our customers; and

•	easing or changing of regulatory requirements related to security.

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

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel, specifically engineers for Research & Development positions, is often intense and results in increasing wages, especially in Israel, where we are headquartered, and where several large multinational corporations have entered the market. We may struggle to retain employees, and due to our profile and market position competitors actively seek to hire skilled personnel away from us. Furthermore, from time to time we have been subject to allegations that employees that have been hired from competitors may have been improperly solicited or divulged proprietary or other confidential information.

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

As a multinational corporation, we are subject to income taxes, withholding taxes and indirect taxes in numerous jurisdictions worldwide. Significant judgment and management attention and resources are required in evaluating our tax positions and our worldwide provision for taxes. In the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles and interpretations. This may include recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, changes in foreign currency exchange rates, or changes in the valuation of our deferred tax assets and liabilities.

We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made. Additionally, we are subject to transfer pricing rules and regulations, including those relating to the flow of funds between us and our affiliates, which are designed to ensure that appropriate levels of income are reported in each jurisdiction in which we operate.

The U.S. Tax Cuts and Jobs Act of 2017 (the “Act”), enacted in December 2017, introduced significant changes to the U.S. Internal Revenue Code. While it is still uncertain how these changes will affect us, certain of these changes could have a negative impact on our results of operations and business or the price of our ordinary shares. In addition, the final impacts of the Act could be different from our expectations.

Intellectual property claims may increase our costs or require us to cease selling certain products, which could adversely affect our financial condition and results of operations.

The IT security industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. Leading companies in the IT security industry have extensive patent portfolios. From time to time, third-parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property rights pursuant to our agreements with our customers and channel partners. Such indemnification provisions are customary for our industry. Any claims of intellectual property infringement or misappropriation brought against us, our channel partners or customers, even those without merit, could be expensive and time-consuming to defend, and divert management’s attention. We cannot assure you that we will have the resources to defend against all such claims. Successful claims of infringement or misappropriation by a third-party against us or a third-party that we indemnify could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, to enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights, and to indemnify our customers and partners (and parties associated with them). Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. Defending against claims of infringement or being deemed to be infringing the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. If we are unable to ensure that we are not violating the intellectual property rights of others, our financial position may be adversely affected.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services which enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that to continue for the foreseeable future. This includes third party certifications where our solutions are being utilized by our customers as a control demonstrating compliance with specific elements of certain third party certification standards. These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, some of which may conflict with each other, that could impact whether our solutions enable our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solutions to changing government regulations and industry standards in a timely manner, or if our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Regulatory data privacy concerns, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of, or require modification of, our products and services, which could limit our ability to attract new customers or support our current customers, thus reducing our revenues, harming our operating results and adversely affecting our business.

Regulation related to the provision of services on the Internet is increasing, as federal, state and foreign governments continue to adopt new laws and regulations addressing cybersecurity, privacy, data protection and the collection, processing, storage and use of personal information. Such laws and regulations, such as the 2016 E.U.-U.S. framework for data transfers known as Privacy Shield or the adoption and implementation of the E.U. General Data Protection Regulation (“GDPR”) which becomes effective in May 2018, are subject to new and differing interpretations and may be inconsistent among jurisdictions. Engineering efforts to build new capabilities to facilitate compliance with the law may entail substantial expense and the diversion of engineering resources from other projects. If we are unable to engineer products that meet our legal duties or help our customers meet their obligations under the GDPR or other data regulations, we might experience reduced demand for our products or services. Non-compliance with such existing or new regulations may result in substantial monetary penalties and compliance reviews by regulators may result in burdensome or inconsistent requirements affecting the location and management of our customer and internal employee data. Compliance may require changes in services, business practices, or internal systems resulting in increased costs, lower revenue, reduced efficiency, or greater difficulty in competing with foreign-based firms.

These and other regulatory requirements around the privacy or cross-border transfer of personal data could restrict our ability to store and process data as part of our SaaS solutions, or, in some cases, impact our ability to offer our SaaS products in certain jurisdictions. Such laws may also impact our customers’ ability to deploy certain of our solutions globally, to the extent they utilize our products for storing personal information that they store and process. In addition, in many cases these privacy laws apply not only to transfers of information to third parties, but also within an enterprise, including our company or our customers. The costs of compliance with, and other burdens imposed by, such laws, regulations and standards (regardless of whether there was any data breach) may require resources to create new products or modify existing products, lead to us being subject to significant fines, penalties or liabilities for noncompliance, and may slow the pace at which we close sales transactions, any of which could harm our business. Further, mandatory disclosures regarding a breach of certain information are costly to implement and may lead to widespread negative publicity, which may cause customers to lose confidence in the effectiveness of our data security measures and harm our reputation and business.

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

As of December 31, 2017, we had 14 issued patents in the United States, 2 provisional U.S. patent applications and 26 pending U.S. patent applications. We also had 2 International PCT applications as well as 5 issued patents and 12 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. Finally, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our products) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot be certain that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

We license and integrate certain open source software components from third parties into our software and we expect to continue to use open source software in the future. Some open source software licenses require users who distribute or make available as a service open source software as part of their own software product to publicly disclose all or part of the source code of the users’ developed software or to make available any derivative works of the open source code on unfavorable terms or at no cost. While we try to use the open source software in a manner consistent with the relevant license terms that would not require us to disclose our proprietary code or license our proprietary software at no cost, we cannot assure that our efforts will be successful. We may face claims by third parties seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs.

Further, some of our products and services include other software or intellectual property licensed from third parties, and we also use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. There can be no assurance that the licenses we use will be available on acceptable terms, if at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed.

Prolonged economic uncertainties or downturns in certain regions or industries could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in IT security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as U.S. or Europe, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on information security software. In 2017, we generated 56% of our revenues from the United States, 31% of our revenues from Europe, the Middle East and Africa and 13% from the rest of the world, which includes countries from Asia Pacific and Japan region, Latin America region and Canada.

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

We rely significantly on revenues from maintenance and support contracts, which we recognize ratably over the term of the associated contract and, to a lesser extent, from professional services contracts, which we recognize as services are performed, and any downturns in sales of these contracts would not be immediately reflected in full in our quarterly operating results.

Maintenance and support and professional services revenues accounted for 44% of our total revenues in 2017. Sales of maintenance and support and professional services may decline or fluctuate as a result of a number of factors, including the number of product licenses we sell, our customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our sales of maintenance and support and professional services contracts decline, our revenues or revenue growth may decline and our business will suffer. We recognize revenues from maintenance and support contracts ratably on a straight-line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed. As a result, a meaningful portion of the revenues we report each quarter results from the recognition of deferred revenues from maintenance and support and professional services contracts entered into during previous quarters. Consequently, a decline in the number or size of such contracts in any one quarter will not be fully reflected in revenues in that quarter, but will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in maintenance and support and professional services contracts would not be reflected in full in our results of operations until future periods.

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

A portion of our revenues is generated by sales to U.S. and foreign federal, state and local governmental agency customers, and we may in the future increase sales to government entities. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale or imposing terms of sale which are less favorable than the prevailing market terms. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Additionally, for purchases by the U.S. government, the government may require certain products to be manufactured in the United States and other high cost manufacturing locations, and we may not manufacture all products in locations that meet the requirements of the U.S. government. Finally, some government entities require our products to be certified by industry-approved security agencies as a pre-condition of purchasing our products. The grant of such certifications depends on the then-current requirements of the certifying agency. We cannot be certain that any certificate will be granted or renewed or that we will be able to satisfying the technological and other requirements to maintain certifications. The loss of any of our product certificates, or the failure to obtain new ones, could cause us to suffer reputational harm, lose existing customers, or deter new and existing customers from purchasing our solutions, additional products or our services.

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

We are also subject to U.S., Israeli and other applicable export control and economic sanctions laws, which prohibit the export or sale of certain products or services to embargoed or sanctioned countries, governments and persons. Our products could be exported to these sanctioned targets by our channel partners or sold directly by us to such targets despite our due diligence and, in the case of sanctionable activities by our channel partners, the contractual undertakings they have given us, and any such export could have negative consequences, including government investigations, penalties and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products and services would likely adversely affect our business, financial condition and results of operations.

In addition, in the future we may be subject to defense-related export controls. For example, currently our solutions are not subject to supervision under the Israeli Defense Export Control Law, 5767-2007, but if they were used for purposes that are classified as defense-related or if they fall under “dual-use goods and technology” as referred to below, we could become subject to such regulation. In particular, under the Israeli Defense Export Control Law, 5767-2007, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense (MOD) and may be subject to a requirement to obtain a specific license from the MOD for any export of defense related products and/or knowhow. The definition of defense marketing activity is broad and includes any marketing of “defense equipment,” “defense knowhow” or “defense services” outside of Israel, which includes “dual-use goods and technology” (material and equipment intended in principle for civilian use and that can also be used for defensive purposes, such as our cybersecurity solutions) that is specified in the list of Goods and Dual-Use Technology annexed to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, if intended for defense use only, or is specified under Israeli legislation. “Dual-use goods and technology” will be subject to control by the Ministry of Economy if intended for civilian use only. In December 2013, regulations under the Wassenaar Arrangement included for the first time a chapter on cyber-related matters, which chapter was last amended in December 2017. We believe that our products do not fall under this chapter; however, in the future we may become subject to this regulation or similar regulations, which would limit our sales and marketing activities and could therefore have an adverse effect on our results of operations. Similar issues could arise under the U.S. defense/military export controls under the Arms Export Control Act and the International Traffic in Arms Regulations. Accordingly, there can be no assurance whether our solutions would be impacted by any potential new regulations pertaining to cybersecurity products and services similar to those provided by us, and what impact potential new regulations would have on our sales or our costs relating to compliance.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

Since our initial public offering in September 2014, our ordinary shares have traded on the Nasdaq Global Select Market as high as $76.35 per share and as low as $22.12 per share through February 28, 2018. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our results of operations and the results of other similar companies;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our products and services or in our pricing models;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	speculation in the press or the investment community;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets;

•	any merger and acquisition activities; and

•	general economic and market conditions.

In addition, the stock markets have experienced price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted, which could materially adversely affect our business.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading price for our ordinary shares is affected by any research or reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us or our business publish inaccurate or unfavorable research reports about us or our business, and in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause our share price to decline.

As a foreign private issuer whose shares are listed on the NASDAQ Stock Market, or NASDAQ, we may follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain rules of NASDAQ. We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and NASDAQ requirements relating to distribution of our annual report to shareholders. As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital (as prescribed by NASDAQ’s rules). Further, as permitted by the Companies Law and in accordance with the generally accepted business practice in Israel, we do not distribute our annual report to shareholders but make it available through our public website. We may in the future elect to follow Israeli home country practices with regard to other matters such as director nomination procedures, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to shareholders of domestic issuers. See “Item16.G. Corporate Governance.”

Our business could be negatively affected as a result of the actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, U.S. and non-U.S. companies listed on securities exchanges in the United States have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to any action of this type by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plans. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to such actions of activist shareholders also could affect the market price of our securities.

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

Since a majority of our voting securities are either directly or indirectly owned of record by residents of the United States, we would lose our foreign private issuer status if any of the following were to occur: (i) the majority of our executive officers or directors were United States citizens or residents, (ii) more than 50 percent of our assets were located in the United States, or (iii) our business was administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely on the Nasdaq exemptions from certain corporate governance requirements that are available to foreign private issuers.

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

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, as part of management assessments of the effectiveness of our internal control over financial reporting required by Section 404(a), our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise, which would require us to employ remedial actions to implement effective controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404(a) or 404(b) in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

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

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation”.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2017. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2018, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Code. Certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the TCJA may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may affect holders of our ordinary shares that are United States shareholders. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our ordinary shares, this may result in negative U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

Risks Relating to Our Incorporation and Location in Israel

Our headquarters, substantially all of research and development activities and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2017, we had 378 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Any hostilities involving Israel or any interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our business, financial condition and results of operations. We may also be targeted by cyber terrorists specifically because we are an Israeli company.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We were granted Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. We elected the alternative benefits program, pursuant to which income derived from the Approved Enterprise program is tax-exempt for two years and enjoys a reduced tax rate of 10.0% to 25.0% for up to a total of eight years, subject to an adjustment based on the percentage of foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises under the Investment Law. In March 2013, we notified the Israel Tax Authority that we apply the new tax Preferred Enterprise regime under the Investment Law instead of our Approved Enterprise and Benefited Enterprise. Accordingly, we are eligible for certain tax benefits provided to Preferred Enterprises under the Investment Law. If we do not meet the conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended, for the Preferred Enterprise, any of the associated tax benefits may be canceled and we would be required to repay the amount of such benefits, in whole or in part, including interest and CPI linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates which would harm our financial condition and results of operation. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees.

We enter into assignment-of-invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees during the course of their employment by us. Under the Israeli Patent Law, 5727-1967, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. Although our employees have agreed to assign to us service invention rights, as a result of uncertainty under Israeli law with respect to service invention rights and the efficacy of related waivers, including with respect to remuneration and its extent, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with or an acquisition of us, even when the terms of such a transaction are favorable to us and our shareholders.

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include that our directors (other than external directors, if applicable) are elected on a staggered basis, and therefore a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. See “Item 10.B. Articles of Association—Acquisitions under Israeli Law” for additional information.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control in us and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

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

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, shareholders have a general duty to refrain from discriminating against other shareholders and a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or chief executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C. Board Practices — Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers.”

ITEM 4.                  INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

We were founded in 1999 with the vision of protecting high-value business data and pioneered our Digital Vault technology, which is the foundation of our primary platform. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provides a secure platform through which our customers’ employees can share sensitive files. We believe our early innovation in vaulting technology enabled us to evolve into a company that provides a comprehensive security solution built for privileged accounts. In 2005, we introduced our Privileged Account Security Solution, which has become our leading offering and reflects our emphasis on protecting privileged accounts across an organization. In September 2014, we listed our ordinary shares on the NASDAQ Global Select Market. In 2015, we acquired Viewfinity, a provider of Windows least privilege management and application control software, as well as Cybertinel, a cyber security company specializing in cyber threat detection technology. In May 2017, we acquired Conjur Inc., a provider of DevOps security software, and in March 2018, we acquired certain assets of Vaultive, Inc., a cloud security provider. Based on our continued innovation, today we are a leader in privileged account security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline.

We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-229164-2. Our principal executive offices are located at 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel, and our telephone number is +972 (3) 918-0000. Our website address is www.cyberark.com. Information contained on, or that can be accessed through, our website is not part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is CyberArk Software, Inc., located at 60 Wells Avenue, Newton, MA 02459, and our telephone number is (617) 965-1544.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2015, 2016 and 2017 amounted to $2.1 million, $2.8 million and $6.8 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of computers and related equipment. We anticipate our capital expenditures in fiscal year 2018 to be in a range of $10 million and $11 million, of which approximately $5 million relates to our offices in London, Singapore, the U.S. and the global headquarters in Israel. We anticipate our capital expenditures in 2018 will be financed with cash on hand and cash flow generated from operating activities.

B.	Business Overview

We are a global leader in privileged account security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. Our software solutions are focused on protecting privileged accounts, credentials and secrets, which are consistently sought-after by cyber attackers to accomplish their goals. Privileged accounts are pervasive and act as the “keys to the IT kingdom,” providing complete access to, and control of, IT infrastructure (whether located on-premises or in the cloud), applications, DevOps tools, and critical business data. In the hands of an external attacker or malicious insider, privileged credentials allow attackers to take control of and disrupt an organization’s IT environment and industrial control systems, steal confidential information and commit financial fraud. Our comprehensive solutions proactively protect credentials, isolate and monitor sessions, detect and respond to privileged threats, provide applications and DevOps secrets management, and enforce privileged account security on the endpoint. Our customers use our innovative solutions to introduce a critical security layer to protect against, detect and respond to cyber attacks before they strike vital systems, compromise sensitive data and disrupt business operations.

Organizations worldwide are experiencing an unprecedented increase in the sophistication, scale and frequency of cyber attacks. The challenge this presents is intensified by the growing adoption of new technologies such as cloud computing, new container and micro-service-based application architectures leveraging DevOps methodologies, enterprise mobility and social networking, which has resulted in increasingly complex and distributed IT environments with significantly larger attack surfaces. Organizations have historically relied upon perimeter-based threat protection solutions such as network and web security tools as the predominant defense against cyber attacks, yet these traditional solutions have a limited ability to stop today’s advanced threats. Many organizations are still in the early stages of adapting their security strategies to address this new threat environment and are evolving their approaches based on the assumption that their network perimeter has been or will be breached. They are therefore increasingly implementing new layers of security inside the network to disrupt attacks before they result in the theft of confidential information or other serious damage. Regulators are also continuing to mandate rigorous compliance standards and audit requirements in response to this evolving threat landscape.

We believe that the implementation of a privileged account security solution is one of the most critical layers of an effective security strategy. Privileged accounts, credentials and secrets represent some of the most vulnerable aspects of an organization’s IT infrastructure. Privileged accounts are used by system administrators, third-party and cloud service providers, applications and business users, and they exist in nearly every connected device, server, hypervisor, container, operating system, database, application and endpoint. Due to the broad access and control they provide, privileged account exploitation has become a critical stage of the cyber attack lifecycle. The typical cyber attack involves an attacker effecting an initial breach, escalating privileges to access target systems, moving laterally through the IT infrastructure to identify valuable targets, and exfiltrating, or stealing, the desired information.

Our solutions can be deployed in traditional on-premises data centers, public, private or hybrid cloud environments. Our innovative software solutions are the result of over 18 years of research and expertise, combined with valuable knowledge we have gained from working with our diverse population of customers and from our acquisitions of Viewfinity, Cybertinel and Conjur.

The CyberArk Privileged Account Security Solution provides the most comprehensive approach to securing privileged credentials on-premises and in the cloud, from every endpoint and application, and throughout the DevOps pipeline. The solution consists of our Core offering for credential protection, session isolation and monitoring, and privileged threat detection and prevention. The Core offering can be extended with least privilege control for Linux, Unix, and Windows servers and domain control protection. The solution also includes application credential and DevOps secrets management with Application Identity Manager and Conjur and protection of privilege on endpoints with Endpoint Privilege Manager.

Every product in the CyberArk Privileged Account Security Solution is stand-alone and can be managed independently while still sharing resources and data from common infrastructure, and integrates out of the box with over 100 types of IT assets in the datacenter or the cloud.

At the core of the infrastructure are an isolated vault server, a unified policy engine, a discovery engine and layers of security that provide scalability, reliability and unmatched security for privileged accounts, credentials and secrets.

Our solution complement other vendors’ IT, security and cloud solutions in two significant ways. First, through enhancing the security of these solutions by reducing the misuse potential of privileged accounts used by or incorporated within these solutions and second, through the sharing of valuable information between the solutions, for improved detection, protection and response in the event of a cyber attack.

In April 2016, we announced the launch of the C3 Alliance, CyberArk’s global technology partner program, which brings together enterprise software, IT Security and services providers to build on the power of privileged account security to better protect customers from cyber threats. The program establishes a product integration foundation with our C3 Alliance technology partners for the benefit of our mutual customers.

As of December 31, 2017, we had approximately 3,650 customers, including approximately 50% of the Fortune 100 companies and approximately 30% of the Global 2000 companies. We define a customer to include a distinct entity, division or business unit of a company. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology and telecommunications, as well as government agencies. We sell our solutions through a high touch, channel fulfilled hybrid sales model that combines the leverage of channel sales as well as advisory firm influence with the account control of direct sales. This provides us with significant opportunities to grow our current customer base. This approach allows us to maintain close relationships with our customers and benefit from the global reach of our channel and advisory firm partners. Additionally, we continue to enhance our product offerings and go-to-market strategy by establishing technology alliances within the IT infrastructure and security vendor ecosystem.

Industry Background

The continuous string of targeted, damaging breaches executed by both external attackers and malicious insiders, along with an increase in the attack surface due to the growing complexity and distributed nature of IT environments, have made it extremely challenging for enterprises and government agencies around the world to protect sensitive information and infrastructure. These challenges are driving the need for privileged account security solutions that provide a critical layer of IT security and complement traditional threat protection technologies by protecting privileged accounts, credentials and secrets.

Our Products

Our products secure organizations’ high-value data and critical IT assets by providing proactive protection against external and internal cyber threats and enabling real-time detection and neutralization of attacks.

Privileged Account Security Solution

The comprehensive, purpose-built CyberArk Privileged Account Security Solution provides our customers with a set of products that enable them to secure, manage and monitor privileged account access and activities. Our solution consists of a Core Privileged Account Security offering, application credential and DevOps secrets management with Application Identity Manager and Conjur, and endpoint protection with Endpoint Privilege Manager. These products share a common technology platform that includes our secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine. We also offer over 100+ certified joint solutions with leading cloud, security, and IT management providers via our C3 Alliance program.

Core Privileged Account Security

CyberArk’s Core Privileged Account Security offering includes credential protection and management; session isolation and monitoring; and privileged analytics and threat detection. This offering includes CyberArk’s industry leading Enterprise Password Vault, Privileged Session Manager and Privileged Threat Analytics.

Enterprise Password Vault. The Core Privileged Account Security offering helps prevent the malicious use of privileged user passwords and SSH keys, and protects vulnerable accounts. It secures privileged credentials based on an organization’s privileged account security policies and controls who can access which credentials and when. This automated process also reduces the time of manually tracking and updating privileged credentials to meet audit and compliance standards.

Privileged Session Manager. The Core Privileged Account Security offering secures, isolates, controls and monitors privileged user access and activities to critical Unix, Linux, and Windows-based systems, databases, virtual machines, network devices, mainframes, websites, SaaS applications, and more. It provides a single-access control point, helps prevent malware from jumping to a target system through the isolation of end users, and records every keystroke and mouse click for continuous monitoring. Detailed session recordings and the ability to search, locate, and alert of sensitive events without having to filter through logs simplifies compliance audits and accelerates forensic investigations. Real-time monitoring helps provide continuous protection for privileged access as well as automatic suspension and termination of privileged sessions if any activity is deemed suspicious. The solution also provides full integration with third-party SIEM solutions with alerts on unusual activity. It also provides AD Bridge capabilities that enable organizations to centrally manage Unix users and accounts that are linked to AD through the CyberArk platform.

Privileged Threat Analytics. The Core Privileged Account Security offering enables organizations to detect, alert and respond to anomalous privileged activity indicating an in-progress attack. The solution collects a targeted set of data from multiple sources, including the CyberArk Digital Vault, SIEM and the network. Then, the solution applies statistical and deterministic algorithms, enabling organizations to detect indications of compromise early in the attack lifecycle by identifying malicious privileged account activity.

The Core Privileged Account Security offering can be extended to secure least privilege on Linux, Unix, and Windows servers and protect domain controllers.

Least Privilege Management. The CyberArk Core Privileged Account Security offering allows privileged users to use administrative commands from their native Unix/Linux session while eliminating unneeded root access or admin rights. This solution provides unified and correlated logging of all super user activity linking it to a personal username while providing the freedom needed to perform job functions. Granular access control is given while continuously monitoring all administrative commands super users run based on their role and task. The solution also enables organizations to block and contain attacks on Windows servers to reduce the risk of information being stolen or encrypted and held for ransom.

Domain Controller Protection. CyberArk offers an ultra-light weight Windows agent that performs network behavior analytics to detect a range of potential threats including suspected credential theft, lateral movement and privilege escalation on domain controllers. It provides the ability to enforce granular controls for least privilege and application control on domain controllers and to detect a variety of in-progress Kerberos attacks including Golden Ticket, Overpass-the-Hash and Privilege Attribute Certificate (PAC) manipulation.

Application Credential and DevOps Secrets Management

CyberArk offers Application Credential and DevOps Secrets Management with Application Identity Manager and Conjur. These offerings can be used together or on their own to secure credentials in commercial off-the-shelf applications as well as applications built on containers and micro-services using DevOps methodologies.

Application Identity Manager. The solution eliminates hard-coded passwords and locally stored SSH keys from commercial off-the-shelf applications and scripts. The CyberArk Application Identity Manager meets enterprises requirements for availability and business continuity, including within complex and distributed network environments. The product helps eliminate embedded application credentials, often without requiring code changes or affecting application performance.

Conjur. CyberArk Conjur is a secrets management solution tailored to meet the specific infrastructure requirements of native cloud and DevOps environments. The solution helps information security and DevOps organizations secure and manage secrets used by users and machine identities such as DevOps and PaaS tools, cloud-native applications, micro-services and containers. Designed for cloud-scale, Conjur is based on a distributed, high availability architecture. Conjur provides comprehensive secrets management for sensitive data used by DevOps tools and cloud-native applications such as API keys, certificates, passwords, SSH keys and tokens. Conjur integrates with the DevOps toolchain and helps secure and manage secrets used by CI/CD tools such as Ansible, Chef, Jenkins and Puppet and container orchestration software such as Docker. Conjur is available in open source and enterprise versions.

Endpoint Protection

Endpoint Privilege Manager. CyberArk Endpoint Privilege Manager secures privileges on the endpoint (Windows and Mac desktops) and helps contain attacks early in their lifecycle. It enables revocation of local administrator rights, while minimizing impact on user productivity, by seamlessly elevating privileges for authorized applications or tasks. Application control, with automatic policy creation, allows organizations to prevent malicious applications from executing, and runs unknown applications in a restricted mode. This, combined with credential theft protection, helps prevent malware such as ransomware from gaining a foothold and contains attacks on the endpoint. CyberArk Endpoint Privilege Manager is available through on-premises and SaaS deployments.

Shared Technology Platform. Our shared technology platform is the foundation of the CyberArk Privileged Account Security Solution and includes our secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine. Our Digital Vault is an encrypted server that only responds to preset vault protocols to promote security throughout an organization’s network. CyberArk solutions use the Digital Vault to safely store, audit and manage passwords, privileged credentials and secrets, policy information and privileged account session data. Our proprietary vault protocol technology enables distributed deployments across global networks for central management and auditing while providing enterprise-wide global coverage. Our Web Management Interface provides a single, user-friendly interface for customers to set, manage and monitor privileged account security policies across an entire organization in a matter of minutes while allowing for granular level exceptions to meet the organization’s specific operational needs. Organizations can also leverage REST APIs to automate privileged account security tasks and quickly integrate CyberArk solutions with existing security, operations and DevOps tools. Our Master Policy Engine and Discovery Engine enable organizations to understand the scope of privileged account risk and helps ensure that all privileged account activity is accounted for by automatically discovering new privileged accounts or changes to existing accounts.

Our Services

Maintenance and Support

Our customers typically purchase one year or, to a lesser extent, three years, of software maintenance and support, in conjunction with their initial purchase of perpetual licenses for our products. Thereafter, they can renew such maintenance and support for additional one or three-year periods. These two alternative maintenance and support periods are common in the software industry. Customers pay for each alternative in full at the beginning of their terms. The substantial majority of our contracts sold are for a one-year term. For example, for the years 2015 through 2017 approximately 85% of the renewal contracts were for a one year term.

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

Professional Services

Our products are designed for customers to be able to download, install and deploy on their own. CyberArk solutions are highly configurable and many customers will select either one of our many trained channel partners or our CyberArk Security Services team to provide expert professional services. Our Security Services team can be contracted to assist customers in planning, installing and configuring our solution to meet the needs of their security and IT environment. Our Security Services team provides ongoing consulting services regarding best practices in privileged account security, and recommended ways to implement our solutions to meet specific customer requirements. Additionally, they share best practices associated with privileged account security to educate customers and partners on such best practices through virtual classroom, live face-to-face, or self-paced classes.

Our Technology

The comprehensive CyberArk Privileged Account Security Solution relies on a set of proprietary technologies that provide a high level of security, scalability and reliability. The core technologies included in our solution are as follows.

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

Sophisticated Threat Analytics Algorithms. Our team of cyber experts and development engineers has developed proprietary algorithms that are at the core of our privileged analytics and threat detection solution. These algorithms were developed using our deep understanding of cybersecurity and cyber attack techniques, together with over a decade of rich experience in analyzing privileged account activities. Our solution uses these proprietary algorithms to construct a behavioral profile for privileged users within an organization and continuously updates the profile based on normal changes in behavior. Once a behavioral profile is established, the threat analytics algorithms provide the ability to look for deviations from that profile in order to identify anomalies in user behavior. It then scores each individual anomaly and determines the level of threat based on the correlation of such anomalous events. Additionally, agents can be deployed to analyze and to detect Kerberos-based attacks in real-time. These attacks are particularly dangerous since they enable attackers to gain unrestricted access and control to the entire IT infrastructure. Alerts with full details of the incident, including the probability of malicious intent, can be raised immediately, allowing an organization’s incident response team to review the potential threat and take action when necessary.

Strong Application Authentication and Credential Management. The Conjur and Application Identity Manager architecture allows an organization to eliminate hard-coded application credentials, such as passwords and encryption keys, from applications and scripts. Our secure, proprietary technology permits authentication of an application during run-time, based on any combination of the application’s signature, executable path or IP address, and operating system user. Following application authentication, the authenticated application uses a secure application programming interface, or API, to request privileged account credentials during run-time and, based on the application permissions in our Privileged Account Security Solution, up-to-date credentials are provided to the application. To ensure business continuity, and high availability and performance even within complex and distributed network environments, our advanced product architecture provides a secure local credentials cache on the application server, eliminating the dependency on network availability and traffic during a run-time application credential request. Our proprietary architecture provides even higher value in application server environments, allowing an organization to eliminate application credentials without the need to perform any code changes or impacting application availability.

Privileged Session Recording and Controls. Our innovative privileged session recording and control mechanisms provide the ability to isolate an organization’s IT systems from end-user desktops, while monitoring and recording the privileged session activities. Our proprietary architecture provides a highly secure, proxy-based solution that does not require agent installation on the target systems and provides a single-access control point to the target systems. The architecture blocks direct communication between an end-user’s desktop and a target system, thus preventing potential malware on the desktop from infiltrating the target system. This architecture further ensures that privileged credentials will remain protected and will not be exposed to the end-user or reach the desktop. Comprehensive recording capabilities provide the ability to record every keystroke and mouse click on the privileged session, and also provide DVR-like recordings with search, locate and alert capabilities. Risk scoring can be applied to each recorded session, automating the review of all privileged sessions and enabling auditors to prioritize and deprioritize workloads based on the associated risk.

Endpoint Privilege Manager Server and Endpoint Agents. Following the acquisition of Viewfinity, Inc. in 2015, we began offering endpoint agent technology, which provides policy-based privilege management, application control and credential theft protection capabilities. The agent is able to detect the privileged commands, and application installation or invocation on the endpoint, and to validate whether it is permissible by the organization’s security policy, otherwise blocking the operation. Having users operate in a least privilege mode together with the Endpoint Privilege Manager agent-technology effectively reduces the surface that attackers or malware can exploit. The Endpoint Privilege Manager server provides policy-based agent management and consolidated reporting, which allows organizations to manage privileges and handle application control. The Endpoint Privilege Manager server can also leverage third party threat and reputation information to enrich the policy and black-list definitions to further strengthen controls and block bad or malicious applications based on such security intelligence.

Our Customers

As of December 31, 2017, we had approximately 3,650 customers, including approximately 50% of the Fortune 100 companies and approximately 30% of the Global 2000 companies. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology and telecommunications, as well as government agencies

Our business is not dependent on any particular customer. No customer in 2015, 2016 and 2017 and no channel partner in 2015 and 2017 accounted for more than 10% of our revenues. In 2016, our largest channel partner accounted for approximately 12.1% of our revenues. Our diverse global footprint is evidenced by the fact that in 2017, we generated 55.6% of our revenues from customers in the United States, 31.2% from the EMEA region and 13.2% from the rest of the world, including countries in North and South America other than the United States and countries in the Asia Pacific region.

Sales and Marketing

Sales

We believe that our hybrid sales model, which combines the leverage of high touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business, the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, consisting of the Americas, EMEA and Asia Pacific and Japan regions. As of December 31, 2017, our global network of channel partners consisted of approximately 370 resellers, distributors and managed service providers. Our channel partners generally complement our sales efforts by helping identify potential sales targets, maintaining relationships with certain customers and introducing new products to existing customers and offering post-sale professional services and technical support. In 2017, we generated approximately 40% of our revenues from direct sales from our field offices located throughout the world. Approximately 50% of our sales in the United States are direct while the substantial majority of our sales in the EMEA region and the rest of the world are through channel partners. We work with many global systems integration partners and several leading regional security value added resellers, such as Optiv Security Inc., Computacenter PLC, Orange S.A. Business Services (Orange Cyberdefense), M.Tech, NCC Group, Sirius Computer Solutions, Inc. and Netpoleon Solutions These companies were each among our top 15 channel partners in 2016 and 2017 by revenues and we have derived a meaningful amount from sales to each of them during the last two years.

Our sales cycle varies by size of the customer, the number of products purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to many months for sales to new customers or large deployments. To support our broadly dispersed global channel and customer base, as of December 31, 2017, we had sales personnel in 35 countries. We plan to continue investing in our sales organization to support both the growth of our channel partners and our direct sales organization.

Marketing

Our marketing strategy is focused on building our brand strength, communicating the benefits of our solutions, developing leads and increasing sales to existing customers. We market our software as a solution to stop cyber threats before they have the chance to stop business. We execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation for our products, generating qualified leads for our sales force and channel partners. Our marketing efforts also include public relations in multiple regions and extensive content development available through our website. We are focused on ongoing thought-leadership campaigns to reinforce our positioning as the privileged account security leader. Our marketing team is expanding its efforts by investing in analytics-driven lead development, stronger global coordination, quick response to current events and proactive and consistent communication with market analysts.

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and continuing to enhance existing products and services, as well as developing new products, features and functionality to meet market needs. We believe the timely development of new products and capabilities is essential to maintaining our competitive position. We regularly release new versions of our software which incorporate new features and enhancements to existing ones. We also maintain a dedicated CyberArk Labs team that researches reported advanced cyber attacks, the attackers’ techniques and post-exploit methods that lead to new security development initiatives for our products, and provides thought-leadership on targeted attack mitigation.

As of December 31, 2017, we had 250 employees focused on research and development. We conduct our research and development activities primarily in Israel. We believe this provides us with access to world class engineering talent. Our research and development expenses were $21.7 million, $34.6 million and $42.4 million in 2015, 2016 and 2017, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property.

As of December 31, 2017, we had 14 issued patents in the United States, 2 provisional U.S. patent applications and 26 pending U.S. patent applications. We also had 2 International PCT applications as well as 5 issued patents and 12 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications.

The claims for which we have sought patent protection relate to current and future elements of our products and technology, including the Digital Vault, Discovery & Audit tool, Privileged Threat Analytics, Privileged Session Manager, Endpoint Privilege Manager and Application Identity Manager.

We generally enter into confidentiality agreements with our employees, consultants, service providers, resellers and customers and generally limit internal and external access to, and distribution of, our proprietary information and proprietary technology through certain procedural safeguards. These agreements and measures may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology.

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

Competition

The IT security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with a multitude of companies that offer a broad array of IT security products that employ different approaches and delivery models to address these evolving threats.

Our current and potential future competitors include CA, Inc., International Business Machines Corporation, One Identity LLC. and Oracle Corporation in the access and identity management market. We also compete with smaller companies such as BeyondTrust, Inc. that may offer solutions at lower price points often with a more limited range of functionality than our own offerings, or with smaller companies that operate in specific market segments or in certain territories or regions. Further, we may face competition due to changes in the manner that organizations utilize IT assets and the security solutions applied to them, such as the provision of privileged account security functionalities as part of public cloud providers’ infrastructure offerings, or cloud-based identity management solutions. We also may compete to a certain extent with vendors who offer products or services in adjacent or complementary markets to privileged account security. Limited IT budgets may also result in competition with providers of other advanced threat protection solutions such as McAfee, LLC, Palo Alto Networks, RSA Security LLC. and Symantec Corporation.

The principal competitive factors in our market include:

•	the breadth and completeness of a security solution;

•	reliability and effectiveness in protecting, detecting and responding to cyber attacks;

•	analytics and accountability at an individual user level;

•	ability of customers to achieve and maintain compliance with compliance standards and audit requirements;

•	strength of sale and marketing efforts, including advisory firms and channel partner relationships;

•	global reach and customer base;

•	scalability and ease of integration with an organization’s existing IT infrastructure and security investments;

•	brand awareness and reputation;

•	innovation and thought leadership;

•	quality of customer support and professional services;

•	speed at which a solution can be deployed; and

•	price of a solution and cost of maintenance and professional services.

We believe we compete favorably with our competitors on the basis of these factors. However, some of our current and potential future competitors may enjoy potential competitive advantages, such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical and other resources.

Properties

Our corporate headquarters are located in Petach Tikva, Israel in an office consisting of approximately 97,424 square feet to which we moved in September 2017. The current lease expires in June 2022 with the option to extend for two successive one year periods. Our U.S. headquarters are located in Newton, Massachusetts in an office consisting of approximately 22,000 square feet. In February 2018, we signed a lease amendment to expand our rights to an additional 9,000 square feet in the same building for a term of seven and a half years with an option to extend for an additional seven year period. The lease for the main portion of the office expires, based on the lease amendment, in April 2024 with the option to extend for two successive five year periods. We maintain additional sales offices in England, France, Germany, Singapore, Australia, Japan, Italy, Netherlands and Turkey. We believe that our facilities are sufficient to meet our current needs and that if we require additional space to accommodate our growth we will be able to obtain additional facilities on commercially reasonable terms.

Internal Cybersecurity

As we provide privileged account security products, we are sensitive as to the possibility of cyber attacks and data theft, since a breach of our system could provide data information regarding not only us, but potentially regarding the customers that our solutions protect. Further, we may be targeted by cyber terrorists because we are an Israeli company. We are also aware of the impact of an actual or perceived breach of our network may have on the market perception of our products and services and potential liability.

We are focused on implementing new technologies and solutions to assist in prevention of potential and attempted cyber attacks, as well as protective measures and contingency plans in the event of an existing attack. We have made certain updates to our IT infrastructure to enhance our ability to prevent and respond to such threats and we routinely test the infrastructure for vulnerabilities.

We conduct periodic trainings for our employees in this respect on phishing, malware and other cybersecurity risks to the Company and we have mechanisms in place designed to ensure prompt internal reporting of potential or actual cybersecurity breaches. Finally, our agreements with third parties also typically contain provisions that reduce or limit our exposure to liability.

Legal Proceedings

See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

C.	Organizational Structure

The legal name of our company is CyberArk Software Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries all of which are 100% owned directly or indirectly by CyberArk Software Ltd.:

Name of Subsidiary	Place of Incorporation
CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) PTE. LTD.	Singapore
Cyber-Ark Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd.	Australia
CyberArk Software (Japan) K.K.	Japan
CyberArk Software Canada Inc.	Canada
Conjur, Inc.	Delaware, United States
Vaultive, Ltd.	Israel

D.	Property, Plants and Equipment

See “Item 4.B.—Business Overview—Property” for a discussion of property, plants and equipment.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a global leader in privileged account security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. Our software solutions are focused on protecting privileged accounts, credentials and secrets, which are consistently sought-after by cyber attackers to accomplish their goals. Privileged accounts are pervasive and act as the “keys to the IT kingdom” providing complete access to, and control of, IT infrastructure (whether located on-premises or in the cloud), applications, DevOps tools, and critical business data. In the hands of an external attacker or malicious insider, privileged credentials allow attackers to take control of and disrupt an organization’s IT environment and industrial control systems, steal confidential information and commit financial fraud. Our comprehensive solutions proactively protect credentials, isolate and monitor sessions, detect and respond to privileged threats, provide applications and DevOps secrets management, and enforce privileged account security on the endpoint. Our customers use our innovative solutions to introduce acritical security layer to protect against, detect and respond to cyber attacks before they strike vital systems, compromise sensitive data and disrupt business operations.

We have a history of innovation. We started operations in 1999 with the vision of protecting high-value business data and pioneered our Digital Vault technology, which is the foundation of our primary platform. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provides a secure platform through which our customers’ employees can share sensitive files. We believe our early innovation in vaulting technology enabled us to evolve into a company that provides comprehensive security solutions built for privileged accounts. In 2005, we introduced our Privileged Account Security Solution, which has become our leading offering and reflects our emphasis on protecting privileged accounts across an organization. In May 2017, we acquired Conjur Inc., a provider of DevOps security software and in March 2018, we acquired certain assets of Vaultive, Inc., a cloud security provider.

Our Privileged Account Security Solution consists of three main product areas. The first is our Core Privileged Account Security offering which includes the Enterprise Password Vault, Privileged Session Manager, and Privileged Threat Analytics with add-on options for domain controller protection and least privilege control for Linux, Unix, and Windows servers. We also offer Application Identity Manager and Conjur for application and DevOps secrets management and Endpoint Privilege Manager to secure endpoints.

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

We seek to foster long-term relationships with our customers. We have a significant opportunity to generate additional revenues from our existing customers by helping them identify and address gaps in their current privileged account security strategy. Our solution provides our customers flexibility to initially deploy one or more of our products for a single use case and then expand usage over time to address more use cases, to add incremental licenses for more users or systems or to license additional products from our comprehensive solution. We measure the perpetual license maintenance renewal rate for our customers over a 12-month period, based on a dollar renewal rate of contracts expiring during that time period. Our renewal rate for each of the years ended December 31, 2015, 2016 and 2017 was over 90%. Our key strategies to maintain our renewal rate include focusing on the quality and reliability of our product updates and our technical support services.

We sell our products directly and through a global network of channel partners, including distributors and resellers, who then sell to their end customers. In 2017, we generated approximately 60% of our revenues through sales made by our global network of channel partners, with the balance being generated through our direct sales force. When analyzing our business, we refer to end customers as our customers throughout this annual report. We believe that our hybrid sales model, which combines the leverage of channel sales with the account control of direct sales, will continue to play an important role in the growth of our customer base. Our hybrid sales model has aided our global growth by allowing us to partner with local distributors while being able to use our direct sales team in locations where that approach is advantageous to our business.

We market and sell our solutions to organizations in a variety of industries and geographies. As of December 31, 2017, we had approximately 3,650 customers, including approximately 50% of the Fortune 100 companies and approximately 30% of the Global 2000 companies. We define a customer to include a distinct entity, division or business unit of a company. The growth of our business and our future success depend on our ability to expand our customer base and increase our sales to existing customers, which depend on many factors, including our ability to expand our sales force, introduce new products and grow our relationships with channel partners. While each of these areas presents significant opportunities for us, they also pose important challenges and risks that we must successfully address in order to sustain the growth of our business and improve our results of operations. Additionally, the IT security market in which we operate is characterized by intense competition, constant innovation and evolving security needs, each of which may impact our ability to grow our business.

We have experienced significant growth over the last several years, as evidenced by a compound annual growth rate in revenues of 27.6% from 2015 to 2017. We have also increased our number of employees and subcontractors from 644 as of December 31, 2015 to 1,015 as of December 31, 2017. We intend to continue to execute on our strategy of growing our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies and products. We intend to continue to invest in the development of our sales and marketing teams, with a particular focus on expanding our channel partnerships, targeting new customers, creating technology partnerships and solidifying relationships with existing customers. We also plan to continue to invest in research and development in order to continue to develop technology for both existing and new on- premise, cloud-based products and services and products to secure the DevOps pipeline, containers and microservices.

During the years ended December 31, 2015, 2016 and 2017, our revenues were $160.8 million, $216.6 million and $261.7 million, respectively, representing year-over-year growth of 34.7% and 20.8% in 2016 and 2017, respectively, and with maintenance and professional services comprising 39.3% and 43.6% of our revenues in 2016 and 2017, respectively. Our net income for the years ended December 31, 2015, 2016 and 2017 was $25.8 million, $28.1 million and $16.0 million, respectively.

Key Financial Metrics

We monitor several key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key financial metrics that we monitor are as follows:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Revenues	$160,812	$216,613	$261,701
Non-GAAP operating income(1)	43,641	58,014	51,850
Non-GAAP net income(1)	35,262	45,245	41,895
Net cash provided by operating activities	59,160	56,310	80,737
Total deferred revenues (as of period-end)	54,389	73,506	105,235

(1)	For a reconciliation of non-GAAP operating income to operating income and of non-GAAP net income to net income, the nearest comparable GAAP measures, see “Item 3.A. Selected Financial Data.”

Revenues. We derive our revenues from licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services to the extent requested by customers. We review our revenues generally to assess the overall health of our business and our license revenues in particular to assess the adoption of our software and our growth in the markets we serve.

We consider our license revenues to be particularly important in assessing our results of operations because license fees impact both our short-term and long-term revenues. License purchases, whether by new customers or due to expansion by existing customers, impact our revenues favorably in the short-term because we recognize substantially all license fees immediately upon delivery. License purchases further contribute significantly to our revenues in the long term because the size of our maintenance and support contracts is directly related to our licenses revenues but revenues from maintenance and support contracts are recognized on a straight-line basis over the term of the related contract. This fact, coupled with the high renewal rate for our maintenance and support contracts, means that a meaningful portion of the revenues we report each period are recognized from deferred revenues generated by maintenance and support contracts entered into during previous quarters.

The amount that a customer pays for a license can vary from a few thousand dollars to many millions of dollars depending on its scope. We generally license our products on a price per user or price per server basis; however, our license agreements with a small number of our largest customers do not contain any limit on the number of users or servers in recognition of the size of the overall agreement. We also license certain of our products based on the number of concurrent sessions monitored or endpoints secured. As a result, we do not track, and are unable to track, the amount of license revenues we generate on per user or per server basis. We do, however, maintain internal price guidelines for different size transactions and, since our cost of license revenues is negligible, we generate incremental profit from every license. Although we are focused on growing our customer base, we also do not focus on the exact number of customers that we add in a given period because our revenues are also a function of the size of initial sales to new customers and the size of upsells or cross sells to existing customers. We seek to increase the number of large transactions that we enter into because they better leverage our operating expense base, and particularly our sales and marketing expenses, and also generate larger maintenance and support contracts to drive future revenues and margins.

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

Non-GAAP Operating Income and Non-GAAP Net Income. Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP operating income and non-GAAP net income as operating income and net income, respectively, which each exclude (i) share-based compensation expense, (ii) expenses related to the March 2015 public offering of ordinary shares by certain of our shareholders and to the June 2015 public offering of ordinary shares by us and certain of our shareholders, (iii) expenses related to acquisitions, (iv) expenses related to facility exit costs and (v) amortization of intangible assets related to acquisitions. Non-GAAP net income also excludes (i) tax effects related to the non-GAAP adjustments set forth above and (ii) tax effects related to the impact to our deferred tax asset as a result of the Tax Act.

We believe that providing non-GAAP operating income and non-GAAP net income that exclude, as appropriate, share-based compensation expenses, expenses relating to public offerings of our ordinary shares, expenses related to acquisitions, amortization of intangible assets related to acquisitions, the tax effects related to these non-GAAP adjustments and the tax effects related to the impact to our deferred tax asset as a result of the Tax Act allows for more meaningful comparisons between our financial results from period to period. Share-based compensation expense has been, and will continue to a significant recurring expense in our business and an important part of the compensation we provide to employees for the foreseeable future. Share-based compensation expense has varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense. We also believe that expenses related to the public offerings of our ordinary shares in March 2015 and June 2015, expenses related to our acquisitions, amortization of intangible assets related to acquisitions, facility exit costs and the impact of the Tax Act, do not reflect the performance of our core business and would impact period-to-period comparability. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own financial results over different periods of time. In particular, these financial measures reflect our operating expenses, the largest of which is currently sales and marketing. Accordingly, we assess the effectiveness of our sales and marketing efforts in part by considering whether increases in such expenditures are reflected in increased revenues and increased non-GAAP operating income and non-GAAP net income. The material factors driving changes in these financial measures are discussed under the subheading “—Comparison of Period to Period Results of Operations.” As well as under “Item 3.A. Selected Financial Data.”

Net Cash Provided by Operating Activities. We monitor net cash provided by operating activities as a measure of our overall business performance. Our net cash provided by operating activities is driven in large part by net income and from up-front payments for maintenance and support contracts and professional services. Monitoring net cash provided by operating activities enables us to analyze our financial performance as it includes our deferred revenues and removes the non-cash effects of certain items such as depreciation, amortization and share-based compensation expense, thereby allowing us to better understand and manage the cash needs of our business. The material factors driving changes in our net cash provided by operating activities are discussed under “Liquidity and Capital Resources.”

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

Components of Statements of Operations

Revenues

Our revenues consist of the following:

•	License Revenues. License revenues are generated primarily from sales of licenses for our cybersecurity software: Privileged Account Security Solution and Sensitive Information Management Solution.

○
Privileged Account Security Solution – the substantial majority of our license revenues has been from sales of our Privileged Account Security Solution. Customers can purchase Enterprise Password Vault, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager, Conjur, Endpoint Privilege Manager and On-Demand Privileges Manager. We license our Enterprise Password Vault to our customers based on the number of privileged account users. We offer customers the choice of licensing our Privileged Session Manager based on the number of devices secured or the number of concurrent sessions it monitors. We license our Application Identity Manager, Conjur and On-Demand Privileges Manager to our customers based on the number of servers that each such product protects. We license our Privileged Threat Analytics to customers based on the number of protected endpoints, such as servers, desktops, databases or mobile devices. We license our Endpoint Privilege Manager to our customers based on the number of protected endpoints such as servers and desktops.

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

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, including North and South America (excluding the United States) as well as countries in the Asia Pacific and Japan region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2015		2016		2017
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands)
United States	$92,034	57.2%	$125,749	58.1%	$145,453	55.6%
EMEA	50,644	31.5%	68,094	31.4%	81,778	31.2%
Rest of World	18,134	11.3%	22,770	10.5%	34,470	13.2%

Total revenues	$160,812	100.0%	$216,613	100.0%	$261,701	100.0%

Cost of Revenues

Our total cost of revenues consists of the following:

•
Cost of License Revenues. Cost of license revenues consists primarily of amortization of intangible assets, payments to third-party software vendors and shipping costs associated with delivery of our software. We expect the absolute cost of license revenues to increase as our license revenues increase.

•
Cost of Maintenance and Professional Services Revenues. Cost of maintenance and professional services revenues primarily consists of personnel costs for our global customer support and professional services organization. Such costs consist of salaries, benefits, bonuses, share-based compensation and subcontractors’ fees. We expect the absolute cost of maintenance and professional services revenues to increase as our customer base grows and as we hire additional professional services and technical support personnel.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated slightly from period to period as a result of changes in the mix of license revenues and maintenance and professional services revenues and we expect this pattern to continue.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which consists of salaries, employee benefits (including commissions and bonuses) and share-based compensation expense. Operating expenses also include allocated overhead costs for facilities as well as depreciation and amortization. Allocated costs for facilities primarily consist of rent and office maintenance and utilities. Operating expenses are generally recognized as incurred. We expect personnel and all allocated costs to continue to increase in absolute dollars as we hire new employees and add facilities to continue to grow our business. We continue to expect operating margins to decline in the near term compared to prior periods as we further increase our headcount to support the future growth of our business.

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel and consultants as well as allocated overhead costs, amortization and depreciation. We expense research and development expenses as incurred. We continue to expect that our research and development expenses will continue to increase in absolute dollars as we continue to grow our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new products.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including variable compensation, as well as marketing and business development costs, product certifications, travel expenses, allocated overhead costs, depreciation and amortization of intangibles assets. We expect that sales and marketing expenses will continue to increase in absolute dollars as we plan to expand our sales and marketing efforts globally. We continue to expect sales and marketing expenses will remain our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include external legal, accounting and other professional service fees. We continue to expect that general and administrative expense will increase in absolute dollars as we grow and expand our operations and operate as a public company, including higher corporate insurance, investor relations and accounting expenses, and the additional costs relating to our ongoing regulatory compliance efforts.

Financial Income (Expenses), Net

Financial income (expenses), net consists of interest income, foreign currency exchange gains or losses and foreign exchange forward transactions expenses. Interest income consists of interest earned on our cash, cash equivalents, short- and long-term bank deposits and marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Taxes on Income

The standard corporate tax rate in Israel is currently 23.0%, and was 26.5%, 25.0% and 24.0% for 2015, 2016 and 2017, respectively.

As discussed in greater detail below under “Israeli Tax Consideration and Government Programs”, we have received various tax benefits under the Investment Law. Under the Investment Law, our effective tax rate to be paid with respect to our eligible Israeli taxable income under these benefits programs is 16.0% for 2015 and 2016 and 12.0% for 2017.

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

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2015		2016		2017
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
Revenues:
License	$100,113	62.3%	$131,530	60.7%	$147,640	56.4%
Maintenance and professional services	60,699	37.7	85,083	39.3	114,061	43.6

Total revenues	160,812	100.0	216,613	100.0	261,701	100.0

Cost of revenues:
License	5,088	3.2	4,726	2.2	7,911	3.0
Maintenance and professional services	17,572	10.9	25,425	11.7	33,937	13.0

Total cost of revenues	22,660	14.1	30,151	13.9	41,848	16.0

Gross profit	138,152	85.9	186,462	86.1	219,853	84.0

Operating expenses:
Research and development	21,734	13.5	34,614	16.0	42,389	16.2
Sales and marketing	66,206	41.2	93,775	43.3	126,739	48.4
General and administrative	16,990	10.6	22,117	10.2	30,399	11.6

Total operating expenses	104,930	65.3	150,506	69.5	199,527	76.2

Operating income	33,222	20.6	35,956	16.6	20,326	7.8
Financial income (expenses), net	(1,479)	(0.9)	245	0.1	4,103	1.5

Income before taxes on income	31,743	19.7	36,201	16.7	24,429	9.3
Taxes on income	(5,949)	(3.7)	(8,077)	(3.7)	(8,414)	(3.2)

Net income	$25,794	16.0%	$28,124	13.0%	$16,015	6.1%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Revenues

	Year ended December 31,
	2016		2017		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
License	$131,530	60.7%	$147,640	56.4%	$16,110	12.2%
Maintenance and professional services	85,083	39.3	114,061	43.6	28,978	34.1

Total revenues	$216,613	100.0%	$261,701	100.0%	$45,088	20.8%

Revenues increased by $45.1 million, or 20.8%, from $216.6 million in 2016 to $261.7 million in 2017. This increase was due to increased sales of our solutions. This increase was also driven by growth in both our license revenues and our maintenance and professional services revenues. This growth was most pronounced in the United States, where revenues increased by $19.7 million and in EMEA with an increases of $13.7 million compared to $11.7 million in the rest of the world. The significant increase in revenues from the United States and EMEA primarily resulted from a higher volume of deals including large transactions of greater than $1.0 million each that together accounted for $36.6 million. Multiple large transactions or even a single large transaction in a specific period could materially impact relative growth rates among our different regions for a particular period. We increased our number of customers from approximately 3,100 as of December 31, 2016 to approximately 3,650 as of December 31, 2017.

License revenues increased by $16.1 million, or 12.2%, from $131.5 million in 2016 to $147.6 million in 2017. In 2017, approximately 60% of license revenues were generated from sales to customers from whom we had generated revenues before this period. Substantially all of the license revenue growth resulted from increased sales of our Privileged Account Security Solution, driven by increased demand for our Enterprise Password Vault and Privileged Session Manager as well as strong growth from Endpoint Privilege Manager and Application Identity Manager.

Maintenance and professional services revenues increased by $29.0 million, or 34.1%, from $85.1 million in 2016 to $114.1 million in 2017. Maintenance revenues increased by $23.5 million from $69.4 million in 2016 to $92.9 million in 2017, with renewals accounting for approximately $17.0 million and initial maintenance contracts for approximately $6.5 million, respectively, of this increase. Professional services revenues increased by $5.5 million from $15.7 million in 2016 to $21.2 million in 2017 primarily due to the provision of more services to customers.

Cost of Revenues and Gross Profit

	Year ended December 31,
	2016		2017		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
License	$4,726	2.2%	$7,911	3.0%	$3,185	67.4%
Maintenance and professional services	25,425	11.7	33,937	13.0	8,512	33.5

Total cost of revenues	$30,151	13.9%	$41,848	16.0%	$11,697	38.8%

Gross profit	$186,462	86.1%	$219,853	84.0%	$33,391	17.9%

Cost of license revenues increased by $3.2 million, or 67.4%, from $4.7 million in 2016 to $7.9 million in 2017. The increase in cost of license revenues was driven primarily from amortization of intangible assets.

Cost of maintenance and professional services revenues increased by $7.8 million, or 44.7%, from $17.6 million in 2015 to $25.4 million in 2016. The increase in cost of maintenance and professional services revenues was driven primarily by a $6.2 million increase in personnel costs and related expenses as our technical support and professional services headcount grew from 166 at the end of 2016 to 188 at the end of 2017.The increase was also attributable to a $1.1 million increase related to third party consultants.

Gross profit increased by $33.4 million, or 17.9%, from $186.5 million in 2016 to $219.9 million in 2017. Gross margins decreased from 86.1% in 2016 to 84.0% in 2017. This was driven by an increase in expenses for amortization of intangible assets from our acquisitions as well as planned increases in expenses for third party software and an increase in the use of third party contractors for services.

Operating Expenses

	Year ended December 31,
	2016		2017		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$34,614	16.0%	$42,389	16.2%	$7,775	22.5%
Sales and marketing	93,775	43.3	126,739	48.4	32,964	35.2
General and administrative	22,117	10.2	30,399	11.6	8,282	37.4

Total operating expenses	$150,506	69.5%	$199,527	76.2%	$49,021	32.6%

Research and Development. Research and development expenses increased by $7.8 million, or 22.5%, from $34.6 million in 2016 to $42.4 million in 2017. This increase was primarily attributable to a $0.6 million increase in subcontractor and consultant expenses and a $7.3 million increase in personnel costs and related expenses, as we increased our research and development team headcount from 205 at the end of 2016 to 250 at the end of 2017 to support continued investment in our future product and service offerings. The increase was also attributable to a $0.7 million increase related to overhead cost offset by a $2.0 million decrease in amortization of intangible assets from our acquisitions.

Sales and Marketing. Sales and marketing expenses increased by $32.9 million, or 35.2%, from $93.8 million in 2016 to $126.7 million in 2017. This increase was primarily attributable to a $25.9 million increase in personnel costs and related expenses due to increased headcount in all regions to expand our sales and marketing organization coupled with a $3.5 million increase in expenses related to our marketing programs, $2.0 million increase in travel and related expenses and a $0.5 million increase in facility costs. Our sales and marketing headcount grew from 377 at the end of 2016 to 491 at the end of 2017.

General and Administrative. General and administrative expenses increased by $8.3 million, or 37.4%, from $22.1 million in 2016 to $30.4 million in 2017. This increase was primarily attributable to an increase of $4.2 million in personnel costs and related expenses due to increased headcount coupled with a $2.0 million increase in services fees due to consultants, external counsel, accounting and other professionals.

Financial Income (Expenses), Net. Financial income (expenses), net changed by $3.9 million from $0.2 million of income in 2016 to $4.1 million of income in 2017. This change resulted primarily from an increase of $1.1 million in interest income from investments in marketable securities and short- and long-term bank deposits and from an increase of $2.7 million due to gains from foreign currency exchange.

Taxes on Income. Taxes on income increased from $8.1 million in 2016 to $8.4 million in 2017. Our effective tax rate was 22.3% in 2016 and 34.4% in 2017. The higher effective tax rate in 2017 in comparison to 2016 is mainly attributed to a $6.5 million tax expense from adjustment to our deferred tax assets as a result of the new Tax Act partially offset by the stock based compensation benefit recognized as a result of the adoption of Accounting Standards Update No.2016-09.

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

Revenue Recognition

We account for our software licensing sales in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 985-605, “Software Revenue Recognition.” ASC 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all elements and to be allocated to the different elements in the arrangement under the “residual method” when VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

Maintenance and professional services are sold separately and therefore the selling price (VSOE) is based on stand-alone transactions.

Under the residual method, at the outset of the arrangement with the customer, we defer revenues for the fair value of our undelivered elements and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software element) when all other criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

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

We recognize revenues from the sale of term license arrangements, ratably, on a straight-line basis, over the term of the underlying contract and is typically one year or, to a lesser extent, three years.

Revenues from maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract and revenues from professional services consist mostly of time and material services which are recognized as the services are performed. Our agreements with resellers are non-exchangeable, non-refundable, non-returnable and carry no rights of price protection. Accordingly, we consider resellers as customers.

Professional services are not considered to be essential to the functionality of the software.

We do not grant a right of return to our customers.

Deferred revenue includes unearned amounts received under maintenance and support contracts, professional services and amounts received from customers for licenses that do not meet the revenue recognition criteria as of the balance sheet date.

Derivative instruments

ASC No. 815, “Derivative and Hedging”, requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

The determination of the grant date fair value of options using the Black-Scholes-Merton option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise, risk-free interest rates and expected dividends, which are estimated as follows:

•
Expected Term. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with ASC No. 718-10-S99-1, (SAB No. 110), as adequate historical experience is not available to provide a reasonable estimate;

•	Volatility. The expected share price volatility was based on the historical equity volatility of our ordinary shares as well as comparable companies that are publicly traded;

•	Risk-free Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options; and

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Goodwill and other Intangible Assets

Goodwill and certain other purchased intangible assets have been recorded in our financial statements as a result of acquisitions. Goodwill represents excess of the purchase price in a business combination over the fair value of identifiable tangible and intangible assets acquired of businesses acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, “Intangible—Goodwill and other” (“ASC 350”) requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. We operate as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. We elect to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

For the years ended December 31, 2015, 2016 and 2017, no impairment losses were identified.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets which range from two to eleven years. Acquired customer relationship and backlog are amortized over their estimated useful lives in proportion to the economic benefits realized. Other intangible assets consist primarily of technology are amortized over their estimated useful lives on a straight-line basis.

Income Taxes

We account for income taxes in accordance with ASC No. 740-10, “Income Taxes” (“ASC No. 740-10”). ASC No. 740-10 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We established reserves for uncertain tax positions based on the evaluation of whether or not the Company's uncertain tax position is “more likely than not” to be sustained upon examination. We record interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

Legal Contingencies

From time to time we become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and can reasonably estimate the amount of any such loss.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which could affect the tax consequences described below.

General Corporate Tax Structure in Israel

The standard corporate tax rate in Israel is currently 23.0%, and was 26.5%, 25.0% and 24.0 for 2015, 2016 and 2017, respectively. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to tax at the prevailing ordinary corporate tax rate.

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

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, further amended as of January 1, 2011, or the 2011 Amendment, and further amended as of January 1, 2017, or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises which meet certain conditions, alongside the existing tax benefits.

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

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or an FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis. A company that qualifies as an FIC and has an Approved Enterprise program is eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced corporate tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment is at least 49% (20% if the foreign investment is 49% or more but less than 74%; 15% if 74% or more but less than 90%; and 10% if 90% or more).

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a “Benefited Enterprise” status with respect to the investment, and may be made over a period of no more than three years ending in the end of the year in which the company chose to have the tax benefits apply to its Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

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

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively in 2013, and then increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) could be entitled, under certain conditions and limitations, to further reduced tax rates.

Dividends paid out of preferred income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017-2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

New Tax Benefits under the 2017 Amendment.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, or NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such divided are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We have examined the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise and have elected to adopt it as of 2017 onwards.

Recently Issued Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-12 and 2016-20, respectively. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods and services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods and services. In addition, the new standard requires expanded disclosures.

We have adopted the standard effective January 1, 2018 using the modified retrospective method.

The most significant impact of the new standard relates to the way we account for term license arrangements and costs to obtain customer contracts. Specifically, under the current revenue standard, we recognizes both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard term license revenues are recognized upfront, upon delivery, and the associated maintenance revenues are recognized over the contract period. We have also considered the impact of the guidance in ASC 340-40, “Other Assets and Deferred Costs” under the new standard. Under our current accounting policy, sales commissions are expensed as incurred. The new standard requires the capitalization of all incremental costs that we incur to obtain a contract with a customer that we would not have incurred if the contract had not been obtained, provided we expect to recover the costs.

We applied the new standard with respect to existing contracts which are not substantially completed as of January 1, 2018. As a result, we expect to record a decrease in our deferred revenues of approximately $3.7 million mainly from upfront recognition of license revenue from term licenses and an asset of approximately $13.0 related to incremental cost to obtain contracts which is mainly due to sales commissions that will be recorded against retained earnings.

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

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for beginning January 1, 2020, with early adoption permitted. We are evaluating the impact of adopting this new accounting guidance on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2017. The adoption of this standard will not have a material impact on our consolidated financial statements of cash flows.

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of Business. ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update to the standard is effective for interim and annual periods beginning after December 15, 2017, and applied prospectively. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

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

In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities.” The standard better aligns an entity’s hedging activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results in the financial statements. The standard will prospectively make hedge accounting easier to apply to hedging activities and also enhances disclosure requirements for how hedge transactions are reflected in the financial statements when hedge accounting is elected. The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are evaluating the impact of adopting this new accounting guidance on our financial statements.

B.	Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. We have also raised capital through the sale of equity securities in public offerings and to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses and capital expenditures.

As of December 31, 2017, we had $330.3 million of cash, cash equivalents, short-term bank deposits and marketable securities. This compared with cash, cash equivalents, short-term bank deposits and marketable securities of $295.5 million and $238.3 million as of December 31, 2016 and 2015, respectively. We believe that our existing cash, cash equivalents, marketable securities and short-term bank deposits will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products and the continuing market acceptance of our software offerings.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	($ in thousands)
Net cash provided by operating activities	$59,160	$56,310	$80,737
Net cash used in investing activities	(7,012)	(121,861)	(95,057)
Net cash provided by financing activities	58,207	3,969	2,624

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

Net Cash Provided by Operating Activities

Our cash flows historically have reflected our net income coupled with changes in our non-cash working capital. During the year ended December 31, 2017, operating activities provided $80.7 million in cash as a result of $16.0 million net income, adjusted by $25.2 million of non-cash charges related to share-based compensation expenses, $7.9 million related to depreciation and amortization expenses, $14.9 million increase in long term deferred revenues, $5.9 million decrease in deferred tax assets and by an increase of $11.0 million in our non-cash working capital offset by $0.2 million net increase from other long-term assets and liabilities.

The increase of $11.0 million in our non-cash working capital was due to a $16.9 million increase in short-term deferred revenues, a $3.0 million increase in accrued expenses and other current liabilities, an increase of $6.3 million in employees and payroll accruals offset by an increase of $15.2 million in other current assets. Our days’ sales outstanding, or DSO, was 63 days for the year ended December 31, 2017.

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

The increase of $1.3 million in our non-cash working capital was due to a $13.0 million increase in short-term deferred revenues, a $2.4 million decrease in accrued expenses and other current liabilities, an increase of $2.6 million in employees and payroll accruals and an increase of $14.5 million in other current assets. Our days’ sales outstanding, or DSO, was 56 days for the year ended December 31, 2016.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $7.0 million, $121.9 million and $95.0 million for the years ended December 31, 2015, 2016 and 2017 respectively. Investing activities have consisted primarily of investment in, and proceeds from, short-term and long-term deposits, investment in, and proceeds from marketable securities, acquisitions and purchase of property and equipment.

Net Cash Provided by Financing Activities

Our financing activities have consisted of proceeds from the issuance and sale of our securities, excess tax benefit from stock-based compensation and proceeds from the exercise of share options. Net cash provided by financing activities was $58.2 million, $4.0 million and $2.6 million for the years ended December 31, 2015, 2016 and 2017, respectively.

C.	Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel. As of December 31, 2017, our research and development department included 250 employees and contractors. In 2017, research and development costs accounted for 16.2% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies. As of December 31, 2017, we have obtained 19 issued patents for certain of our technologies in various jurisdictions, including the United States and have 38 pending patent applications that were filed in various jurisdictions, including the United States. No patent application is material to the overall conduct of our business.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.             Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2017:

	Total	2018	2019	2020	2021	2022

Operating lease obligations(1)	$17,814	$5,646	$5,494	$4,299	$1,437	$938
Uncertain tax obligations(2)	1,119	—	—	—	—	—
Severance pay(3)	5,712	—	—	—	—	—

Total	$24,645	$5,646	$5,494	$4,299	$1,437	$938

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and certain motor vehicles.

(2)
Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 11(l) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination, retirement or death of the respective employee and may be reduced if the employee’s termination is voluntary. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. As of December 31, 2017, $2.0 million is unfunded. See Note 2(l) to our consolidated financial statement included elsewhere in this report for further information.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 14, 2018:

Name	Age	Position
Executive Officers
Ehud (Udi) Mokady	49	Chairman of the Board and Chief Executive Officer and Founder
Joshua Siegel	54	Chief Financial Officer
Chen Bitan	48	General Manager, EMEA, Asia Pacific and Japan
Ronen (Ron) Zoran	43	Chief Revenue Officer
Roy Adar	46	Senior Vice President, Product Management
Donna Rahav	39	General Counsel, Corporate Secretary and Compliance Officer

Directors
Gadi Tirosh(1)(3)(4)	51	Lead Independent Director
Ron Gutler(1)(2)(3)(4)	60	Director
Kim Perdikou(1)(2)(3)(4)	60	Director
David Schaeffer(4)	61	Director
Amnon Shoshani(2)(4)	54	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Member of our nominating and governance committee.

(4)	Independent director under the rules of the NASDAQ Stock Market.

Executive Officers

Ehud (Udi) Mokady is one of our founders and serves as our Chief Executive Officer since 2005 and as chairman of the board since June 2016. He previously served as our President from 2005 to 2016 and as our Chief Operating Officer from 1999 to 2005. Mr. Mokady has also served as a member of our board since November 2004. Mr. Mokady serves as a member of the Board of Directors of Demisto, Inc. commencing in January 2018. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur Of The Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

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

Ronen (Ron) Zoran has served as our Chief Revenue Officer since August 2017. He previously served as our Vice President of Americas Sales since 2015 to 2017 and has worked at CyberArk since our founding in 1999. Mr. Zoran has held several sales leadership positions at the Company, including Vice President of North America Sales from July 2013 to December 2014, Regional Director and Senior Director of Channels from January 2005 to June 2013, as well as research and development positions, such as R&D Group Manager and Director of Technical Services. From 1993 to 1999, Mr. Zoran served as an Officer and R&D Group Manager at the Technological Computer Center of the Israeli Defense Forces. He holds an MBA from Northeastern University and a Bachelor of Arts in computer science from Bar-Ilan University, Israel.

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

Donna Rahav has served as our General Counsel, Corporate Secretary and Compliance Officer since 2014. Prior to joining CyberArk, Ms. Rahav served as Deputy General Counsel at Allot Communications Ltd. (NASDAQ and TASE: ALLT), a global provider of bandwidth management solutions, from 2011 to 2014. From 2009 to 2011 she served as Legal Counsel at Alvarion Ltd. (NASDAQ and TASE: ALVR), and from 2008 to 2009 she served in similar capacity at MediaMind Technologies, Inc. (formerly Eyeblaster, Inc.; NASDAQ: MDMD). Prior to that, from 2004 to 2006 she was an associate at an Israeli law firm specializing in technology transactions. Ms. Rahav holds a Bachelor of Laws from Tel Aviv University in Israel, and a Master of Laws from Tel Aviv University in collaboration with University of California, Berkeley, an executive program focused on corporate and commercial law.

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

Ron Gutler has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. From August 2012 through January 2018, Mr. Gutler served as chairman of the board of the College of Management Academic Studies in Israel. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Wix.com Ltd. (NASDAQ: WIX), Psagot Investment House, Psagot Securities and Hapoalim Securities USA (HSU). Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem, Israel.

Kim Perdikou has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Ms. Perdikou serves as a Managing Member of CloudScale Capital Partners which she joined in August 2017. Ms. Perdikou serves as Chairman of REBBL Inc., which she joined in June 2014, a private beverage company delivering taste, function and nutrition. Ms. Perdikou served as the Juniper Networks, Inc. board observer on two of Juniper’s portfolio companies from January 2013 to July 2014. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. from 2006 to 2010 and from August 2000 to January 2006, respectively. Ms. Perdikou served on the board of directors and audit committee of Lam Research Corporation, a major provider of wafer fabrication equipment and services, from May 2011 to November 2012. Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master’s of Science in information systems from Pace University in New York, the United States.

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

Amnon Shoshani has served as a member of our board of directors since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd., Cabaret Holdings Ltd. and ArbaOne Inc. ventures activities where he had a lead role in managing the group’s portfolio companies. Within that role, since June 2005 Mr. Shoshani has served as the CEO and Chairman of TIP-The Industry Pivot Ltd., a company that provides game changing technologies to the industrial world. From 1994 to April 2005, Mr. Shoshani owned a Tel-Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds an LL.B. from Tel Aviv University, Israel.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, to our directors and executive officers with respect to the year ended December 31, 2017 was $13.6 million. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation paid to our five most highly compensated office holders (as defined in the Companies Law and described under “Board Practices—- Disclosure of Compensation of Executive Officers” below) during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)
Ehud (Udi) Mokady, Chairman of the Board & CEO	$375,000	$119,354	$304,187	$3,669,105
Joshua Siegel, Chief Financial Officer	319,246	110,167	165,962	1,555,708
Ronen (Ron) Zoran, Chief Revenue Officer,	272,917	59,699	291,500	867,465
Chen Bitan, General Manager, EMEA, Asia Pacific and Japan	259,139	83,380	110,586	647,587
Roy Adar, Senior Vice President, Product Management	207,088	98,653	93,922	541,650

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements for the year ended December 31, 2017.

(2)
All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2017.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive.

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2017.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2017 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in paragraph c of Note 10 to our audited consolidated financial statements, which are included in this annual report.

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

Equity Incentive Plans

2014 Share Incentive Plan

The 2014 Share Incentive Plan, or the 2014 SIP, was adopted by our board of directors and became effective on June 10, 2014. The 2014 SIP was approved by our shareholders on July 10, 2014. The 2014 SIP provides for the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates, under varying tax regimes. The maximum aggregate number of shares that may be issued pursuant to awards under this 2014 SIP is the sum of (a) 422,000 shares plus (b) an increase of 1,220,054 shares as of January 1, 2015 plus (c) on January 1 of each calendar year commencing in 2016, a number of shares equal to the lesser of: (i) an amount determined by our board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 shares. Additionally, any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2017, 2,703,461 ordinary shares underlying share-based awards were outstanding under the 2014 SIP and 1,188,093 ordinary shares were reserved for future grant under the 2014 SIP. On January 1, 2018, the aggregate number of ordinary shares reserved for issuance under the 2014 SIP was increased by 1,200,000 shares. Either our board, or a committee established by our board, administers the 2014 SIP, and the board may, at any time, suspend, terminate, modify, or amend the 2014 SIP retroactively or prospectively.

The board or the committee may grant awards intended to qualify as an incentive stock option, non-qualified stock option, Israeli Income Tax Ordinance Section 102 award, Section 3(9) award, or other designations under other regimes. Other than with respect to incentive stock options, governed by the specific exercise price provisions of the 2014 SIP, the exercise price of any award will be determined by the committee or the board (as applicable). Unless otherwise stated in the applicable award agreement, option awards under the 2014 SIP expire ten years after their grant date and vest and become exercisable as follows: subject to continued service by grantee, 25% of the underlying shares vest on the first anniversary of the vesting commencement date, and 6.25% of the underlying shares vest quarterly over the following three years. Upon termination of the employment or service of a grantee, any unvested awards will be forfeited on the termination date. Upon termination by reason of death, disability or retirement, all of the grantee’s vested awards may be exercised at any time within one year after such death or disability or within three months following retirement. Upon termination for “cause” (as defined in the 2014 SIP), all awards granted to such grantee (whether vested or not) will be forfeited on the termination date. Upon termination for any other reason all vested and exercisable awards at the time of termination may, unless earlier terminated in accordance with their terms, be exercised within up to three months after the termination date (or such different period as the committee will prescribe).

The committee and the board may grant restricted shares under the 2014 SIP. If a grantee’s employment or service to the company or any affiliate thereof terminates for any reason prior to the vesting of such grantee’s restricted shares, any unvested shares will be forfeited by such grantee. The committee and the board may also grant restricted share units, or RSUs and other awards under the 2014 SIP, including shares, cash, cash and shares, other share units, share appreciation rights, and/or the opportunity to purchase our shares in connection with our public offerings.

In order to comply with the provisions of Section 102, all awards to Israeli grantees must be held in trust for the benefit of the relevant grantee for the requisite period prescribed by the Ordinance.

Upon a “Change in Control” event (as defined in the 2014 SIP), any award then outstanding will be assumed or substituted by us or the successor corporation or by any affiliate thereof, as determined by the committee. Regardless of whether or not awards are assumed or substituted, the committee may: (1) provide for grantees to have the right to exercise their awards or otherwise for the accelerated vesting of the unvested underlying shares , under such terms as the committee will determine, including the cancellation of all unexercised awards (whether vested or unvested) upon or immediately prior to the closing of the Change in Control; and/or (2) provide for the cancellation of each outstanding and unexercised award at or immediately prior to the closing of the Change in Control, and payment to the grantees of an amount in cash, our shares, the acquirer or of a corporation or other business entity which is a party to the Change in Control or other property, as determined by the committee to be fair in the circumstances, and subject to such terms and conditions as determined by the committee.

Awards under the 2014 SIP are not transferable other than by will or by the laws of descent and distribution or to a grantee’s designated beneficiary, unless, in the case of awards other than incentive stock options, otherwise determined by our committee or under the 2014 SIP. Awards may be granted from time to time pursuant to the 2014 SIP, within a period of ten years from the effective date of the 2014 SIP, which period may be extended by our board.

2011 Share Incentive Plan

The 2011 Share Incentive Plan, or the 2011 SIP, was adopted by our board of directors and became effective on July 14, 2011. The 2011 SIP was approved by our shareholders on December 20, 2011.Any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2017, 930,081 options to purchase ordinary shares remained outstanding under the 2011 SIP. No new awards may be granted under the 2011 SIP.

Either our board or a committee established by our board administers the 2011 SIP. Option awards to purchase our ordinary shares that were granted under the 2011 SIP are designated in the applicable award agreement as an incentive stock option, non-qualified stock option, Section 102 award (with such designation to include the relevant tax track), Section 3(i) award, or other designations under other regimes. Unless otherwise stated in the applicable award agreement, options under the 2011 SIP vest and become exercisable as follows: subject to continued service by the grantee, 25% of the underlying shares vest on the first anniversary of the grant date, and 6.25% of the underlying shares vest quarterly over the course of the following three years. Upon termination of employment or service of a grantee, any unvested options are forfeited on the termination date. Upon termination by reason of death, disability or retirement, all of the grantee’s vested options may be exercised at any time within one year after such death or disability or within three months following retirement. Upon termination for cause (as defined in the 2011 SIP), all options granted to such grantee (whether vested or not) are forfeited on the termination date. Upon termination for any other reason all vested and exercisable options at the time of termination may, unless earlier terminated in accordance with their terms, be exercised within up to 90 days after the termination date.

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

Awards under the 2011 SIP are not transferable other than by will or by the laws of descent and distribution, unless otherwise determined by the board or under the 2011 SIP, and generally expire ten years following the grant date. The 2011 SIP will terminate on the tenth anniversary of the effective date, other than with respect to those awards outstanding under the 2011 SIP at the time of termination.

2001 Stock Option Plan and 2001 Section 102 Stock Option Plan

The 2001 Stock Option Plan, or the 2001 SOP, and the 2001 Section 102 Stock Option Plan, as amended March 5, 2003, or the 2001 Section 102 SOP were adopted by our board of directors and became effective on March 27, 2001. The 2001 SOP and the 2001 Section 102 SOP were approved by our shareholders on March 22, 2002. If an option granted under the 2001 SOP expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to such option will be available for subsequent grants under the 2014 SIP. If an employee’s rights in any options under the 2001 Section 102 SOP do not vest, such options may be reissued under the 2014 SIP. As of December 31, 2017, a total of 17,770 options to purchase ordinary shares remained outstanding under the 2001 SOP and the 2001 Section 102 SOP. The 2001 SOP and the 2001 Section 102 SOP terminated on March 27, 2011, other than with respect to those awards outstanding under the 2001 SOP and the 2001 Section 102 SOP at the time of such termination. No new awards may be granted under the 2001 SOP or the 2001 Section 102 SOP.

The 2001 SOP and the 2001 Section 102 SOP are administered by a committee appointed by the board, which may amend outstanding option agreements with the affected grantee’s consent. Pursuant to the May 30, 2013 board resolution, the respective term of the options that were granted by us to certain employees of the company and of our UK subsidiary was extended from 10 years to 15 years.

The terms of the options granted under the 2001 SOP and the 2001 Section 102 SOP are generally set forth in the applicable award agreement; however, an incentive stock option may be exercised for at least three months following termination of a grantee’s employment (or for one year following a termination due to the grantee’s death or disability). Upon certain acquisition and similar events (as specified in the 2001 SOP and the 2001 Section 102 SOP), the board will take any one or more of the following actions with respect of the then outstanding options: (i) provide that such options shall be assumed, or equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the grantees, provide that all the then-unexercised options will become exercisable in full as of a specified time prior to the acquisition event and will terminate immediately prior to the consummation of such acquisition event, (iii) upon a merger under the terms of which holders of our outstanding ordinary shares will receive upon consummation thereof a cash payment for each share surrendered in the merger, make or provide for a cash payment to the grantees equal to a formula provided in the 2001 SOP, or (iv) upon written notice to the grantees, provide that all the then vested and unvested outstanding options will terminate immediately prior to the consummation of such acquisition event, and to the extent the vested options will have not been exercised prior to the acquisition event, all such options will become null and void at the consummation of such acquisition event.

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

We comply with the rule of the NASDAQ Stock Market that a majority of our directors be independent. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under such rules. Directors serve for a period of three years pursuant to the staggered board provisions of our articles of association. Under our articles of association, our board of directors must consist of at least four and not more than nine directors. Our board of directors currently consists of six directors.

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

(ii) the Class II directors, are Gadi Tirosh and Amnon Shoshani, and their term expires at the annual general meeting of shareholders to be held in 2019 and when their successors are elected and qualified; and

(iii) the Class III directors are Ron Gutler and Kim Perdikou, and their term expires at the annual general meeting of shareholders to be held in 2020 and when their successors are elected and qualified.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on the NASDAQ Global Select Market, are required to appoint at least two external directors.

Pursuant to regulations enacted under the Companies Law, the board of directors of a public company whose shares are listed on certain non-Israeli stock exchanges, including the NASDAQ Global Select Market, that do not have a controlling shareholder (as such term is defined in the Companies Law), may, subject to certain conditions, elect to “opt-out” of the requirements of the Companies Law regarding the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located. In May 2016, our board of directors elected to opt-out of the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee.

The foregoing exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including the NASDAQ Global Select Market, and (iii) we comply with the NASDAQ Global Select Market listing rules applicable to domestic U.S. companies. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Under the Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

Lead Independent Director

Mr. Mokady has been our CEO since 2005, and following approval by our shareholders at the June 2016 annual meeting, has held that post in addition to serving as Chairman since 2016, for the maximum period permitted under the Companies Law. As approved by our shareholders at the June 2016 meeting, for so long as the positions of the Chief Executive Officer and Chairman of the Board are combined, the non-executive board members will select a Lead Independent Director from among the independent directors of the Board, who has served a minimum of one year as a director. If at any meeting of the Board the Lead Independent Director is not present, a majority of the independent members of the Board present will select an independent member of the Board to act as Lead Independent Director for the purpose and duration of such meeting. The authorities and responsibilities of the Lead Independent Director include, but are not limited to, the following:

•
providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of the meeting at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board;

•	serving as liaison between the Chairman of the Board and the independent members of the Board;

•	approving meeting agendas for the Board;

•	approving information sent to the Board;

•	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board of Directors;

•	if requested by a major shareholder, ensuring that he or she is available for consultation and direct communication; and

•	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee. Our audit committee consists of three independent directors, Ron Gutler (Chairperson), Kim Perdikou, and Amnon Shoshani.

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

Audit Committee Role

Our board of directors has an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the listing requirements of the NASDAQ Stock Market, as well as the requirements for such committee under the Companies Law. The responsibilities of the audit committee under the audit committee charter include, among others, the following:

•	overseeing of our accounting and financial reporting process and the audits of our financial statements;

•
retaining and terminating our independent registered public accounting firm subject to the approval of our board of directors and, in the case of retention, of our shareholders and recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors and related fees and terms;

•
establishing systems of internal controls over our financial reporting, including communication and implementation thereof and the assessment of the internal controls in accordance with the Sarbanes-Oxley Act, and any attestation by the independent registered public accounting firm;

•
determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent registered public accounting firm, and making recommendations to the board of directors to improve such practices;

•	determining whether to approve certain related party transactions (see “Item 6.C. Board Practices —Approval of Related Party Transactions under Israeli Law”);

•
recommending to the board of directors the retention and termination of our internal auditor, and determining the internal auditor's fees and other terms of engagement, in accordance with the Companies Law;

•	approving the working plan proposed by the internal auditor and reviewing and discussion the work of the internal auditor on a quarterly basis;

•	establishing procedures for the handling of employees’ complaints as to the deficiencies in the management of our business and the protection to be provided to such employees; and

•
performing such other duties consistent with the audit committee charter, our governing documents, stock exchange rules and applicable law that may be requested by the board of directors from time to time, including discussing guidelines and policies to govern the process by which the Company undertakes risk assessment and management in sensitive areas.

Compensation Committee

Under the Companies Law, the board of directors of any public company must appoint a compensation committee. Our compensation committee consists of three independent directors, Kim Perdikou (Chairperson), Gadi Tirosh and Ron Gutler.

Compensation Committee Composition

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

Compensation Policy pursuant to the Israeli Companies Law

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, as such term is defined under the Companies Law, to which we refer as a compensation policy. That compensation policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be brought for approval by the company’s shareholders, which approval requires a Special Approval for Compensation (as defined below under “—Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”).

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment, obligation of payment or other benefit in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance, which variable compensation shall, other than with respect to office holders who report to the CEO, be primarily based on measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation. The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders (as described below). Accordingly, following the recommendation of our compensation committee, on November 12, 2014 and December 18, 2014, our board of directors and shareholders, respectively, approved our compensation policy.

Compensation Committee Role

Our board of directors has adopted a compensation committee charter that sets forth the responsibilities of the compensation committee. The responsibilities of the committee set forth in its charter and the Companies Law include, among others, the following:

•
recommending to the board of directors for its approval a compensation policy and subsequently reviewing it from time to time, assessing its implementation and recommending periodic updates, whether a new compensation policy should be adopted or an existing compensation policy should continue in effect;

•
reviewing, evaluating and making recommendations regarding the terms of office, compensation and benefits for our office holders, including the non-employee directors, taking into account our compensation policy;

•	exempting certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law (including with respect to the Chief Executive Officer); and

•
reviewing and the granting of equity-based awards pursuant to our equity incentive plans to the extent such authority is delegated to the compensation committee by our board of directors and the reserving of additional shares for issuance thereunder.

Nominating and Governance Committee

Our nominating and governance committee consists of three independent directors, Gadi Tirosh (Chairperson), Kim Perdikou and Ron Gutler.

Nominating and Governance Committee Role

Our board of directors has a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

•	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors and as members of the committees of the board of directors;

•	establishing procedures for, and administering the performance of the members of our board and its committees;

•	evaluating and making recommendations to our board of directors regarding the termination of membership of directors;

•	reviewing, evaluating and making recommendations regarding management succession and development;

•
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

For additional information, see “Item 6B. Compensation—Compensation of Directors and Executive Officers.”

Compensation of Directors

Under the Companies Law, compensation of directors requires the approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

For additional information, see “Item 6B. Compensation—Compensation of Directors and Executive Officers.”

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

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. The term “office holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions (regardless of that person’s title), a director and any other manager directly subordinate to the general manager.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her duties or personal affairs;

•	refrain from any action which competes with the company’s business;

•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above that would otherwise constitute a breach of the duty of loyalty of an office holder, provided, that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, including any related material information or document, a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the organs of the company entitled to provide such approval, and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors in which the transaction is considered.

Under the Companies Law, a “personal interest” includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors (and, in certain circumstances, of its applicable committee) is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction and acted in good faith and the transaction or action does not harm the company’s best interests, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty.

The compensation of, or an undertaking to indemnify or insure, an office holder requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is that of a director, the approval of the shareholders by an ordinary majority. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy then such arrangement is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either, which we refer to as the Special Approval for Compensation:

(a) such majority includes at least a majority of the shares held by all shareholders who do not have a personal interest in such compensation arrangement and are not controlling shareholders, excluding abstentions; or

(b) the total number of shares of shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

Under the Companies Law and the Securities Law, 5738—1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events and described above amount or criteria;

•
reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (2) in connection with a monetary sanction or liability imposed on him or her in favor of an injured party in certain Administrative proceedings;

•	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party in certain Administrative proceedings; and

•	expenses incurred by an office holder in connection with certain Administrative proceedings, including reasonable litigation expenses and reasonable attorneys’ fees.

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

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by our articles of association and applicable law (including without limitation), the Companies Law, the Israeli Securities Law, 5728-1968 and the Israeli Restrictive Trade Practices Law, 5758-1988. We have obtained director and officer liability insurance for the benefit of our office holders and intend to continue to maintain such insurance as deemed adequate and to the extent permitted by the Companies Law.

D.            Employees

 As of December 31, 2017, we had 1,015 employees and subcontractors with 378 located in Israel, 362 in the United States, 77 in the United Kingdom and 198 across 32 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Department	2015	2016	2017
Sales and marketing	294	377	491
Research and development	176	205	250
Services and support	118	166	188
General and administrative	56	75	86

Total	644	823	1,015

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

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2018 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to equity-based awards that are currently exercisable or exercisable within 60 days of February 28, 2018, to be outstanding and to be beneficially owned by the person holding the equity-based awards for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 35,578,423 ordinary shares outstanding as of February 28, 2018.

As of February 28, 2018, we had 11 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 35,363,606 of our outstanding ordinary shares, or 99.4% of our outstanding ordinary shares as of February 28, 2018. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Item 10.B. Memorandum and Articles of Association.” None of our principal shareholders or our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is CyberArk Software Ltd. 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 1, 2017 is included under “Item 7B. Related Party Transactions.”

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders
Entities affiliated with Eminence Capital, LP (1)	3,352,576	9.42%
Matrix Capital Management Company, LLC (2)	2,130,500	5.99%

Executive Officers and Directors
Ehud (Udi) Mokady(3)	647,923	1.82%
Joshua Siegel	*	*
Chen Bitan	*	*
Ronen (Ron) Zoran	*	*
Roy Adar	*	*
Donna Rahav	*	*
Gadi Tirosh	*	*
Ron Gutler	*	*
Kim Perdikou	*	*
David Schaeffer	*	*
Amnon Shoshani	*	**
All executive officers and directors as a group (11 persons)	1,401,493	3.94%

*              Less than 1%.

(1)
Based on a Schedule 13G/A filed on February 14, 2018 by Eminence Capital LP (“Eminence Capital”), Eminence GP, LLC (“Eminence GP”) and Ricky Sandler, shares beneficially owned consist of 3,352,576 ordinary shares held for the accounts of various funds affiliated with Eminence LP, namely, Eminence Partners, L.P. (“Eminence I”). Eminence Partners II, L.P. (“Eminence II”), Eminence Eaglewood Master, L.P. (“Eminence Eaglewood”), Eminence Partners Long, L.P. (together with Eminence I, Eminence II and Eminence Eaglewood, the “Partnerships”), Eminence Fund Master, Ltd. (“Eminence Offshore Master Fund”), Eminence Fund Leveraged Master, Ltd. (together with Eminence Offshore Master Fund, the “Master Funds”), and Eminence Fund Long, Ltd. (“Eminence Offshore Long,” and together with the Partnerships and Master Funds, the “Eminence Funds”) and a separately managed account (the “SMA”). Eminence Capital serves as the management company to the Eminence Funds with respect to the ordinary shares directly owned by the Eminence Funds and the investment adviser to the SMA with respect to the ordinary shares directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the 3,352,576 shares held for the accounts of the Eminence Funds and the SMA. Eminence GP serves as general partner or manager with respect to the ordinary shares directly owned by the Partnerships and Master Funds and may be deemed to have voting and dispositive power over the 2,547,327 shares held for the accounts of the Partnerships and Master Funds. Mr. Sandler is the chief executive officer of Eminence Capital and the managing member of Eminence GP and may be deemed to have voting and dispositive power with respect to the 3,352,576 ordinary shares directly owned by the Eminence Funds and the SMA, as applicable. The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

(2)
Based on a Schedule 13F-HR filed by Matrix Capital Management Company, LP on February 14, 2018, represents 2,130,500 ordinary shares over which Matrix has sole investment discretion. The address of Matrix Capital Management Company, LP is 100 Winter Street, c/o Matrix Capital Management, Waltham, MA 02451.

(3)	Mr. Mokady’s shares include 3,000 shares held in trust for family members over which Mr. Mokady is the beneficial owner.

Significant Changes

 Based on a Schedule 13G/A filed with the SEC on June 9, 2017, as of May 31, 2017, T. Rowe Price Associates, Inc. and certain of its affiliates and subsidiaries ceased to beneficially own more than 5% of our ordinary shares. Based on a Schedule 13G/A filed with the SEC on February 13, 2018, as of December 29, 2017, FMR LLC and certain of its affiliates and subsidiaries no longer beneficially owned any of our ordinary shares.

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

The following is a description of material transactions, or series of related material transactions, since January 1, 2017, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Legal Proceedings

From time to time we are involved in legal proceedings or becomes subject to claims arising in its ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth below, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and is not aware of any pending or threatened material legal or administrative proceedings against us.

On April 25, 2017, a complaint was filed against us, in a U.S. court, alleging breach of contract in connection with a sale made to one of our customers. The customer is seeking damages in the amount of $0.8 million plus recovery of certain implementation and replacement costs allegedly incurred by it. The lawsuit is still pending and discovery is ongoing, and we continue to evaluate the customer’s claims. As of December 31, 2017, we are unable to assess the outcome of the claim due to its early stage and therefore no provision has been recorded.

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

B.            Significant Changes

No significant changes have occurred since December 31, 2017, except as otherwise disclosed in this annual report.

ITEM 9.                  THE OFFER AND LISTING

A.            Offer and Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “CYBR” since September 24, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $16.00 per share on September 24, 2014. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
Annual:

2018 (through February 28, 2018)	$40.63	$50.11
2017	$39.34	$55.65
2016	31.50	59.28
2015	33.00	76.35
2014 (beginning September 24, 2014)
	22.12	47.01
Quarterly:

First Quarter 2018 (through February 28, 2018)	$40.63	$50.11
Fourth Quarter 2017	40.62	47.74
Third Quarter 2017	39.34	51.26
Second Quarter 2017	45.97	55.63
First Quarter 2017	45.61	55.65
Fourth Quarter 2016	44.57	56.25
Third Quarter 2016	47.82	59.28
Second Quarter 2016	37.00	51.06
First Quarter 2016	31.50	49.56

Most Recent Six Months:

February 2018	41.55	50.11
January 2018	40.63	44.30
December 2017	41.10	47.10
November 2017	40.66	47.74
October 2017	40.62	44.19
September 2017	40.16	43.30

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

Under our articles of association, our board of directors must consist of not less than four but no more than nine directors. Pursuant to our articles of association, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors are divided into three classes that are each elected at the third annual general meeting of our shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on our board of directors unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. In addition, our articles of association allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our articles of association. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director was assigned upon appointment. See “Item 6.C. Board Practices—External Directors” for a description of the exemption from the requirements under the Companies Law to appoint external directors.

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

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years, we may seek the approval of the Israeli court in order to distribute a dividend. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Under the Companies Law, shareholders of a public company are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Quorum requirements. Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place, to such time and date if so specified in the notice of the meeting, or to such time and date as the chairman of the general meeting shall determine (which may be earlier or later than the forgoing dates). At the reconvened meeting, any one shareholder present in person or by proxy shall constitute a lawful quorum, generally, regardless of the number of shares held by such shareholder unless the meeting was convened pursuant to a shareholders request as permitted under the Companies Law, in such case, the quorum shall be one or more shareholder, present in person or by proxy, and holding the number of shares required under the Companies Law for making such requisition.

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

Access to Corporate Records. Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual financial statements, certain other documents as provided in the Companies Law, and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Acquisitions under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital or that of a certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders or the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of the company or of the same class, as applicable.

If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

If the tender offer was not accepted, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions. These requirements do not apply if the acquisition occurs in the context of a private placement approved by the general meeting as a private offering whose purpose is to give the acquirer at least 25% or 45% or more, as the case may be.

A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, holders of 25% or more of the voting rights in the company or anyone on their behalf, including their relatives and entities controlled by them, will not be taken into account.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders.

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

Additionally, a sale of shares by a non-Israeli resident (either an individual or a corporation) may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment of the shareholder which is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends paid to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), unless a reduced tax rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise or 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty(subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, the maximum rate of withholding tax on dividends, not generated from an Approved Enterprise or Benefited Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

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

Based on the composition of our gross income and the fair market value of our assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2017. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2018, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund”, or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The NASDAQ Global Select Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2017, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily euros and British pounds sterling. In 2017, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar could adversely impact our net income. For example, during 2017, appreciation of NIS relative to the U.S. dollar affected our operating profit by approximately $4.0 million. In addition, since the portion of our revenues generated in euros and British pounds sterling is greater than our expenses incurred in euros and British pounds sterling, respectively, any depreciation of the euro or British pounds sterling relative to the U.S. dollar would adversely impact our net income.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
2017	(6.3)
2016	(1.1)
2015	8.6

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have decreased or increased, respectively, our net income by approximately $5.0 million in 2017. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $2.1 million in 2017. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have increased or decreased, respectively, our net income by approximately $0.8 million in 2017. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

Initial Public Offering

Our initial public offering of ordinary shares was effected through a Registration Statement on Form F-1 (File Nos. 333-196991) which was declared or became effective on September 23, 2014. As disclosed in our 2016 annual report on Form 20-F filed with the SEC on March 16, 2017, we used approximately $54.1 million of the net proceeds of the IPO for the acquisitions of Cybertinel, Viewfinity and certain assets of Agata Ltd. The balance of any IPO proceeds have been used for general corporate purposes. There was no material change in the planned use of proceeds from our IPO as described in our prospectus dated September 23, 2014 filed with the SEC pursuant to Rule 424(b).

None of the net proceeds of the IPO was paid directly or indirectly to any director or officer of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2017, have concluded that, based on such evaluation, as of such date, our disclosure controls and procedures were effective such that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2017. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

ITEM 16B.            CODE OF ETHICS

We have adopted a corporate code of business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of CyberArk Software Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.cyberark.com or by contacting our investor relations department. The corporate code of business conduct includes our code of ethics which is applicable to our chief executive officer, our chief financial officer and all other senior financial officers. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the code of conduct (including the code of ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code in 2017.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2016 and 2017:

	2016	2017
	(in thousands)
Audit Fees	$504	$559
Audit-Related Fees	110	130
Tax Fees	133	179
All Other Fees	-	7

Total	$747	$875

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2017 were approved in accordance with our policy.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain of the NASDAQ Listing Rules, provided that we disclose those NASDAQ Listing Rules with which we do not comply and the equivalent Israeli requirements that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders and NASDAQ requirements relating to distribution of our annual report to shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the voting power of our shares (and, with respect to an adjourned meeting, generally one or more shareholders who hold or represent any number of shares), instead of 33 1/3% of the issued share capital provided under the NASDAQ Listing Rules. Further, as opposed to NASDAQ Listing Rule 5250(d), which requires listed issuers to make annual reports on Form 20-F available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report on Form 20-F containing audited financial statements available to our shareholders at our offices (in addition to a public website). Otherwise, we comply with the NASDAQ corporate governance rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors.

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

See pages F-2 through F-44 of this annual report.

ITEM 19.               EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CyberArk Software Ltd.

Date: March 15, 2018	By:	/s/ Ehud Mokady
Ehud Mokady
Chairman of the Board & Chief Executive Officer

CYBERARK SOFTWARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144A Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of CyberArk Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CyberArk Software Ltd. (the Company) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2000.

Tel-Aviv, Israel
March 15, 2018

Kost Forer Gabbay & Kasierer 144A Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of CyberArk Software Ltd.

Opinion on Internal Control over Financial Reporting

We have audited CyberArk Software Ltd.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CyberArk Software Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 15, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 15, 2018

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$172,957	$161,261
Short-term bank deposits	86,829	107,647
Marketable securities	15,246	34,025
Trade receivables (net of allowance for doubtful debt accounts of $23 and $113 at December 31, 2016 and 2017, respectively)	33,330	45,315
Prepaid expenses and other current assets	4,804	7,407

Total current assets	313,166	355,655

LONG-TERM ASSETS:
Property and equipment, net	4,760	9,230
Intangible assets, net	14,035	15,664
Goodwill	35,145	69,217
Marketable securities	20,443	27,407
Severance pay fund	3,332	3,692
Prepaid expenses and other long-term assets	1,761	2,368
Deferred tax assets	10,389	19,343

Total long-term assets	89,865	146,921

TOTAL ASSETS	$403,031	$502,576

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2017

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,699	$1,960
Employees and payroll accruals	18,470	25,253
Accrued expenses and other current liabilities	6,876	10,209
Deferred revenues	50,111	66,986

Total current liabilities	78,156	104,408

LONG-TERM LIABILITIES:
Deferred revenues	23,395	38,249
Accrued severance pay	5,035	5,712
Other long-term liabilities	229	242

Total long-term liabilities	28,659	44,203

TOTAL LIABILITIES	106,815	148,611

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2016 and 2017; Issued and outstanding: 34,250,590 shares and 35,274,888 shares at December 31, 2016 and 2017, respectively	88	91
Additional paid-in capital	221,609	249,874
Accumulated other comprehensive income (loss)	(175)	107
Retained earnings	74,694	103,893

Total shareholders' equity	296,216	353,965

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$403,031	$502,576

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2016	2017

Revenues:
License	$100,113	$131,530	$147,640
Maintenance and professional services	60,699	85,083	114,061

	160,812	216,613	261,701

Cost of revenues:
License	5,088	4,726	7,911
Maintenance and professional services	17,572	25,425	33,937

	22,660	30,151	41,848

Gross profit	138,152	186,462	219,853

Operating expenses:

Research and development	21,734	34,614	42,389
Sales and marketing	66,206	93,775	126,739
General and administrative	16,990	22,117	30,399

Total operating expenses	104,930	150,506	199,527

Operating income	33,222	35,956	20,326
Financial income (expenses), net	(1,479)	245	4,103

Income before taxes on income	31,743	36,201	24,429
Taxes on income	(5,949)	(8,077)	(8,414)

Net income	$25,794	$28,124	$16,015

Basic net income per ordinary share	$0.80	$0.83	$0.46
Diluted net income per ordinary share	$0.73	$0.78	$0.44

Other comprehensive income (loss)

Change in unrealized losses on marketable securities:
Unrealized loss arising during the year	-	(141)	(29)
	-	(141)	(29)
Change in unrealized gain on cash flow hedges:
Unrealized gain arising during the year	1	249	1,470
Loss (gain) reclassified into earnings	239	(190)	(1,159)
	240	59	311
Other comprehensive income (loss), net of taxes of $(46), $16 and $(41) for the years 2015, 2016 and 2017, respectively	240	(82)	282

Total comprehensive income	$26,034	$28,042	$16,297

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2015	30,501,352	$79	$134,486	$(333)	$20,776	$155,008

Exercise of options and vested RSU's granted to employees	1,888,487	5	1,819	-	-	1,824
Other comprehensive income, net of tax	-	-	-	240	-	240
Share-based compensation	-	-	7,049	-	-	7,049
Issuance of ordinary shares upon public offering, net	900,000	2	52,573	-	-	52,575
Tax benefit related to share-based compensation and issuance expenses	-	-	4,180	-	-	4,180
Net income	-	-	-	-	25,794	25,794

Balance as of December 31, 2015	33,289,839	$86	$200,107	$(93)	$46,570	$246,670

Exercise of options and vested RSU's granted to employees	960,751	2	2,501	-	-	2,503
Other comprehensive loss, net of tax	-	-	-	(82)	-	(82)
Share-based compensation	-	-	17,535	-	-	17,535
Tax benefit related to share-based compensation	-	-	1,466	-	-	1,466
Net income	-	-	-	-	28,124	28,124

Balance as of December 31, 2016	34,250,590	$88	$221,609	$(175)	$74,694	$296,216

Cumulative effect adjustment resulting from adoption of new accounting pronouncements (see Note 2y)	-	-	376	-	13,184	13,560
Exercise of options and vested RSU's granted to employees	1,024,298	3	2,621	-	-	2,624
Other comprehensive income, net of tax	-	-	-	282	-	282
Share-based compensation	-	-	25,268	-	-	25,268
Net income	-	-	-	-	16,015	16,015

Balance as of December 31, 2017	35,274,888	$91	$249,874	$107	$103,893	$353,965

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Cash flows from operating activities:
Net income	$25,794	$28,124	$16,015
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,254	6,488	7,856
Share-based compensation expense	7,049	17,535	25,237
Amortization of premium on marketable securities	-	275	382
Tax benefit related to share-based compensation	(3,808)	(1,466)	-
Deferred income taxes, net	(4,093)	(1,130)	5,856
Increase in trade receivables	(187)	(12,920)	(11,631)
Increase in prepaid expenses and other current and long-term assets	(1,183)	(1,485)	(3,278)
Increase (decrease) in trade payables	322	(177)	(1,288)
Increase in short-term and long-term deferred revenues	21,254	19,117	31,729
Increase in employees and payroll accruals	5,011	2,610	6,316
Increase (decrease) in accrued expenses and other current and long-term liabilities	6,353	(927)	3,226
Increase in accrued severance pay, net	394	266	317

Net cash provided by operating activities	59,160	56,310	80,737

Cash flows from investing activities:
Proceeds from short and long-term deposits	49,329	-	-
Investment in short and long-term deposits	(619)	(82,940)	(20,722)
Investment in marketable securities	-	(40,433)	(43,604)
Proceeds from maturities of marketable securities	-	4,307	17,355
Purchase of property and equipment	(2,066)	(2,795)	(6,757)
Payments for business acquisitions, net of cash acquired (Schedule A)	(53,656)	-	(41,329)

Net cash used in investing activities	(7,012)	(121,861)	(95,057)

Cash flows from financing activities:
Issuance of shares, net	52,575	-	-
Tax benefit related to share-based compensation	3,808	1,466	-
Proceeds from exercise of stock options	1,824	2,503	2,624

Net cash provided by financing activities	58,207	3,969	2,624

Increase (decrease) in cash and cash equivalents	110,355	(61,582)	(11,696)
Cash and cash equivalents at the beginning of the year	124,184	234,539	172,957

Cash and cash equivalents at the end of the year	$234,539	$172,957	$161,261

Non-cash activities:

Purchase of property and equipment on credit	$338	$683	$981

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$4,760	$10,577	$3,371

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Schedule A - payments for business acquired (See note 1d.)

Estimated fair value of assets acquired and liabilities assumed at the date of Viewfinity's acquisition was as follows:

Year ended December 31,
2015

Working capital, net (excluding ($7) of cash and cash equivalents acquired)	$497
Property and equipment	124
Other long-term assets	62
Goodwill	20,765
Other intangible assets	9,990
Deferred revenues	(931)

$30,507

Estimated fair value of assets acquired and liabilities assumed at the date of Cybertinel's acquisition was as follows:

Year ended December 31,
2015

Working capital, net (excluding $478 of cash and cash equivalents acquired)	$(245)
Property and equipment	340
Other long-term assets	34
Goodwill	13,201
Other intangible assets	7,760
Deferred tax	(1,009)
Deferred revenues	(44)

$20,037

Estimated fair value of assets acquired at the date of Agata's acquisition was as follows:

Year ended December 31,
2015

Goodwill	$1,179
Other intangible assets	1,933

$3,112

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Schedule A - payments for business acquired (See note 1d.) (Cont.)

Estimated fair value of assets acquired and liabilities assumed at the date of Conjur’s acquisition was as follows:

Year ended December 31,
2017

Working capital, net (excluding $379 of cash and cash equivalents acquired)	$(451)
Property and equipment	12
Goodwill	34,072
Other intangible assets	6,888
Deferred tax	808

$41,329

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
CyberArk Software Ltd. (together with its subsidiaries, the “Company”) is an Israeli company that develops, markets and sells software-based security solutions and services. The Company's solutions and services enable organizations to safeguard and monitor their privileged accounts, which are those accounts within an organization that have access to the organization's high value assets and are located across its IT infrastructure. The Company's software provides customers with the ability to protect, detect, monitor and control access to privileged accounts in order to break the lifecycle of a targeted cyber attack before it can cause damage to an organization.

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

c.
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

d.
In August 2015, the Company acquired all of the share capital of Cybertinel Ltd. (“Cybertinel”) for total gross consideration of $20,515. Cybertinel, an Israeli company, specializes in cyber threat detection technology.

In September 2015, the Company acquired certain assets of Agata Ltd (“Agata”) for total consideration of $3,112. The Company accounted for the acquisition of Agata as a purchase of a business.

In October 2015, the Company acquired all of the share capital of Viewfinity, Inc. (“Viewfinity”) for total gross consideration of $30,500. Viewfinity is a provider of Windows least privilege management and application control. The Company expensed the related acquisitions costs of $677 in general and administrative expenses.

In May 2017, the Company acquired all of the share capital of Conjur Inc. (“Conjur”) for total gross consideration of $41,708. Conjur is a provider of DevOps security software. The Company expensed the related acquisition costs of $686 in general and administrative expenses.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

e.	Unaudited pro forma results of operations:

The following table presents unaudited pro forma revenue, net income and basic and diluted net income for periods presented assuming the acquisition of Conjur occurred on January 1, 2016. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods:

Conjur:	December 31,
	2016	2017
	(Unaudited)

Pro forma revenue	$217,570	$262,169
Pro forma net income	$23,705	$13,985
Basic net income per ordinary share	$0.70	$0.40
Diluted net income per ordinary share	$0.66	$0.39

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

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

The consolidated financial statements include the financial statements of CyberArk Software Ltd. and its wholly-owned subsidiaries. All intercompany transactions and balances, have been eliminated upon consolidation.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Financial statements in U.S. dollars:

A majority of the Company's revenues are generated in U.S. dollars. In addition, the equity investments were in U.S. dollars and a substantial portion of the Company's costs are incurred in U.S. dollars and New Israeli Shekels (“NIS”). The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company and each of its subsidiaries operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of comprehensive income as financial income or expenses, as appropriate.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.          Short-term bank deposits:

Short-term bank deposits are deposits with maturities of up to one year. As of December 31, 2016 and 2017, the Company's bank deposits are denominated in U.S. dollars and NIS and bear yearly interest at weighted average deposits rates of 1.26% and 1.69%, respectively. Short-term bank deposits are presented at their cost, including accrued interest. A portion of these deposits is used as security for the rental of premises and as a security for the Company's hedging activities.

f.          Investments in marketable securities:

The Company accounts for investments in debt marketable securities in accordance with ASC No. 320, “Investments - Debt and Equity Securities”. The Company’s management determines the appropriate classification of its investments in marketable securities at the time of purchase and re-evaluates such determinations at each balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses on sale of marketable securities are included in financial income (expenses), net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income (expenses), net.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the years ended December 31, 2015 2016 and 2017 were not OTTI.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	16 - 33
Office furniture and equipment	7 - 20
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

h.	Long-lived assets:

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2015, 2016 and 2017, no impairment losses have been identified.

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

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the purchase price in a business combination over the fair value of identifiable tangible and intangible assets acquired of businesses acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, “Intangible—Goodwill and other” (“ASC 350”) requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The Company operates as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

For the years ended December 31, 2015, 2016 and 2017, no impairment losses were identified.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets which range from two to eleven years. Acquired customer relationship and backlog are amortized over their estimated useful lives in proportion to the economic benefits realized. Other intangible assets consist primarily of technology are amortized over their estimated useful lives on a straight-line basis.

k.	Derivative instruments:

ASC No. 815, “Derivative and Hedging”, requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value.

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

As of December 31, 2016 and 2017, the amount recorded in accumulated other comprehensive income (loss) from the Company's currency forward and option transactions was $(34) (net of tax of $6) and $277 (net of tax of $38), respectively. At December 31, 2017, the notional amounts of foreign exchange forward contracts into which the Company entered were $17,366. The foreign exchange forward contracts will expire by September 2018. The fair value of derivative instruments assets balance as of December 31, 2016 and 2017, totaled $32 and $315, respectively. The fair value of derivative instruments liabilities balance as of December 31, 2016 and 2017, totaled $72 and $0, respectively.

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward transactions to economically hedge certain account receivables in Euros and GBP. Gains and losses related to such derivative instruments are recorded in financial expenses, net. As of December 31, 2017, the notional amounts of foreign exchange forward contracts into which the Company entered were $7,731. The foreign exchange forward contracts will expire by October 2018. The fair value of derivative instruments assets balance as of December 31, 2016 and 2017, totaled $347 and $0, respectively. The fair value of derivative instruments liabilities balance as of December 31, 2016 and 2017 totaled $6 and $683, respectively.

For the years ended December 31, 2015, 2016 and 2017, the Company recorded financial income (loss), net from hedging transactions of $260, $270 and $(796), respectively.

l.	Severance pay:

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

The majority of the Company's liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14, employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made on behalf of the employee with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the Company's employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits is recorded as an asset on the Company's balance sheet. Severance expense for the years ended December 31, 2015, 2016 and 2017, amounted to $1,794, $2,503 and $2,707, respectively.

m.        U.S. defined contribution plan:

The U.S. subsidiary has a 401(k) defined contribution plan covering certain full time and part time employees in the U.S, excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum, of the lesser of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $18 per year (for certain employees over 50 years of age the maximum contribution is $24 per year).

The U.S. subsidiary matches amounts equal to 100% of the first 3% of the employee’s compensation that they contribute to the defined contribution plan and 50% of the next 2% of their compensation that they contribute to the defined contribution plan with a limit of $10.8 per year. For the years ended December 31, 2015, 2016 and 2017, the U.S. subsidiary recorded expenses for matching contributions of $907, $1,259 and $1,677, respectively.

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

The Company recognizes revenues from the sale of term license arrangements ratably on a straight-line basis, over the term of the underlying contract, and is typically one year or to a lesser extent, three years.

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Internal use software:

The costs to obtain or develop for internal use software with respect to the Company’s Enterprise Resource Planning (“ERP”) system, are capitalized based on qualifying criteria, which includes a determination of whether such costs are incurred during the application stage. Such costs are amortized over the software’s estimated life. Costs incurred to develop software applications consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project.

q.	Marketing expenses:

Marketing expenses consist primarily of marketing campaigns and tradeshows. Marketing expenses are charged to the statement of comprehensive income, as incurred. Marketing expenses for the years ended December 31, 2015, 2016 and 2017, amounted to $7,498, $10,622 and $14,106, respectively.

r.	Share-based compensation:

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards.

The Company has selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its option awards. The fair value of restricted stock units (“RSU”) and performance stock units (“PSU”) is based on the closing market value of the underlying shares at the date of grant.

The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Income taxes:

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

t.	Basic and diluted net income per share:

Basic net income per ordinary share is computed by dividing net income for each reporting period by the weighted-average number of ordinary shares outstanding during each year. Diluted income per ordinary share is computed by dividing net income for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC 260-10 “Earnings Per Share”.

The total weighted average number of shares related to outstanding options, RSU's and PSU’s that have been excluded from the calculation of diluted net earnings per share was 484,726, 1,381,114 and 1,880,018 for the years ended December 31, 2015, 2016 and 2017, respectively.

u.	Comprehensive income (loss):

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

v.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables, severance pay funds and derivative instruments.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States are primarily in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and the Company believes that the financial institutions that hold Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

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

w.	Fair value of financial instruments:

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

The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

The carrying values of cash and cash equivalents, short-term bank deposits, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

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

Level 1 -	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

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

x.	Legal contingencies:

From time to time, the Company becomes involved in legal proceedings or is subject to claims arising in its ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. The Company accrues for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth in Note 8c, the Company is currently not a party to any material legal or administrative proceedings and, is not aware of any material pending or threatened material legal or administrative proceedings against the Company.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Recently adopted accounting pronouncements:

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09 Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This standard simplifies various aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, forfeitures and statutory tax withholding requirements. The guidance is effective for the Company beginning in the first quarter of 2017.

This standard requires to recognize excess tax benefits as income taxes in the period in which they occur. This standard also requires the Company to classify excess tax benefits as an operating activity instead of financing activity in the consolidated statements of cash flows. The standard also provides an accounting policy election to account for forfeitures as they occur. The Company elected to account for forfeitures as they occur.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740); Intra-Entity Transfers of Assets Other than Inventory. This guidance was issued to improve the accounting for income tax consequences of intra-entity transfers of assets other than inventory. Under the amendment an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The update is effective for annual periods beginning after December 15, 2017, and interim periods thereafter. The Company early adopted the standard in the first quarter of 2017.

The net cumulative effect of the adoption of these standards increased deferred taxes, additional paid-in capital and retained earnings by $13.6 million, $0.4 million and $13.2 million, respectively.

z.	Recently issued accounting standards:

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-12 and 2016-20, respectively. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods and services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods and services. In addition, the new standard requires expanded disclosures.

The Company has adopted the standard effective January 1, 2018 using the modified retrospective method.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The most significant impact of the new standard relates to the way the Company accounts for term license arrangements and costs to obtain customer contracts. Specifically, under the current revenue standard, the Company recognizes both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard term license revenues are recognized upfront, upon delivery, and the associated maintenance revenues are recognized over the contract period. The Company has also considered the impact of the guidance in ASC 340-40, “Other Assets and Deferred Costs” under the new standard. Under the Company’s current accounting policy, sales commissions are expensed as incurred. The new standard requires the capitalization of all incremental costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided the Company expects to recover the costs.

The Company applied the new standard with respect to existing contracts which are not substantially completed as of January 1, 2018. As a result, the Company expects to record a decrease to its deferred revenues of approximately $3.7 million mainly from upfront recognition of license revenue from term licenses and an asset of approximately $13.0 related to incremental cost to obtain contracts which is mainly due to sales commissions that will be recorded against retained earnings.

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

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2017. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements of cash flows.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of Business. ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update to the standard is effective for interim and annual periods beginning after December 15, 2017, and applied prospectively. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial statements.

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

In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities.” The standard better aligns an entity’s hedging activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results in the financial statements. The standard will prospectively make hedge accounting easier to apply to hedging activities and also enhances disclosure requirements for how hedge transactions are reflected in the financial statements when hedge accounting is elected. The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

NOTE 3:	MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2016 and 2017:

	December 31, 2016
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$32,734	$(154)	$-	$32,580
U.S. Agencies debentures	2,457	(14)	-	2,443
Government treasuries	666	-	-	666

Total	$35,857	$(168)	$-	$35,689

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	MARKETABLE SECURITIES (Cont.)

	December 31, 2017
	Amortized cost	Gross unrealized losses*)	Gross unrealized gains	Fair value

Corporate debentures	$58,321	$(175)	$6	$58,152
U.S. Agencies debentures	3,311	(31)	-	3,280

Total	$61,632	$(206)	$6	$61,432

*) Out of the unrealized losses, an amount of $84 has been in a continuous unrealized losses position for twelve months or longer.

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2016 and 2017, by contractual years-to maturity:

	December 31,
	2016		2017
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$15,269	$15,246	$34,082	$34,025
Due between one and four years	20,588	20,443	27,550	27,407

	$35,857	$35,689	$61,632	$61,432

NOTE 4:         PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2016	2017

Prepaid expenses	$3,169	$4,089
Hedging transaction assets	379	315
Government authorities	947	2,533
Other current assets	309	470

	$4,804	$7,407

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:         PROPERTY AND EQUIPMENT, NET

The composition of property and equipment is as follows:

	December 31,
	2016	2017

Cost:
Computers, software and related equipment *)	$5,792	$9,149
Leasehold improvements	1,621	3,200
Office furniture and equipment	1,353	2,167

	8,766	14,516

Less - accumulated depreciation	4,006	5,286

Depreciated cost	$4,760	$9,230

*) For the year ended December 31, 2016, the costs capitalized were not material. For the year ended December 31, 2017, the Company capitalized $1,027, including $31 share-based compensation costs, relating to its internal use software development for its ERP system.

Depreciation expense amounted to $1,129, $1,965 and $2,597 for the years ended December 31, 2015, 2016 and 2017, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:         GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Changes in the carrying amount of goodwill:

	December 31,
	2016	2017

Balance as of beginning of the year	$35,145	$35,145
Goodwill acquired	-	34,072

Closing balance	$35,145	$69,217

The composition of intangible assets is as follows:

	December 31,
	2016	2017

Original amount:

Technology	$14,073	$20,717
Customer relationships	5,120	5,120
Other	490	664

	19,683	26,501

Less - accumulated amortization	5,648	10,837

Intangible assets, net	$14,035	$15,664

Amortization expense amounted to $1,125, $4,523 and $5,259 for the years ended December 31, 2015, 2016, and 2017, respectively.

The estimated future amortization expense of intangible assets as of December 31, 2017 is as follows:

2018	$5,486
2019	4,505
2020	2,737
2021	1,655
2022	723
Thereafter	558

$15,664

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2016	2017

Government authorities	$3,722	$5,433
Accrued expenses	2,602	2,974
Unrecognized tax benefits	474	1,119
Hedging transaction liabilities	78	683

	$6,876	$10,209

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its facilities under various operating lease agreements, which expire through 2022. In addition, the Company leases certain motor vehicles under certain car operating lease agreements which expire through 2020. The minimum lease payments under operating leases as of December 31, 2017 are as follows:

	Lease of premises	Lease of motor vehicles

2018	$5,271	$375
2019	5,238	256
2020	4,220	79
2021	1,437	-
2022	938	-

	$17,104	$710

Total premises lease expense for the years ended December 31, 2015, 2016 and 2017 was $2,653, $3,649 and $4,760, respectively.

Total motor vehicle lease expense for the years ended December 31, 2015, 2016 and 2017 was $435, $511 and $544, respectively.

b.	Pledges and bank guarantees:

The Company pledged a bank deposit of $1,260, mainly in respect of an office lease agreement and hedging transactions. This balance is presented as part of short-term bank deposits and other long-term assets.

The Company obtained bank guarantees of $1,003, primarily in connection with an office lease agreement.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.          Legal contingencies:

On April 25, 2017, a complaint was filed against the Company, in a U.S court, alleging breach of contract in connection with a sale made to one of its customers. The customer is seeking damages in the amount of $763 plus recovery for certain implementation and replacement costs allegedly incurred by it. The Company has denied any and all liability. The lawsuit is still pending and discovery is ongoing, and the Company continues to evaluate the customer’s claims. As of December 31, 2017, the Company is unable to assess the outcome of the claim, due to its early stage and therefore no provision has been recorded.

NOTE 9:	FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities for the year ended December 31, 2016 and 2017:

	December 31,
	2016			2017
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$1,906	$-	$1,906	$1,749	$-	$1,749

Marketable securities:
Corporate debentures	-	32,580	32,580	-	58,152	58,152
U.S. Agencies debentures	-	2,443	2,443	-	3,280	3,280
Government treasuries	-	666	666	-	-	-

Total assets measured at fair value	$1,906	$35,689	$37,595	$1,749	$61,432	$63,181

NOTE 10:	SHAREHOLDERS' EQUITY

a.	Composition of share capital of the Company:

	December 31,
	2016		2017
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.01 par value each	250,000,000	34,250,590	250,000,000	35,274,888

b.	Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (Cont.)

c.	Share-based compensation:

Under the Company's 2014 share incentive plan (the “2014 Plan”), options, RSUs and other Share-based Awards may be granted to employees, officers, non-employee consultants and directors of the Company.

In 2017, the Company granted PSU’s to its Chairman of the Board and Chief Executive Officer, whereby the vesting is determined based on the Company`s achievement of annual performance targets and continued employment over the vesting period.

Under the 2014 Plan, as of December 31, 2017, an aggregate number of 1,188,093 ordinary shares were reserved for future grant. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 Plan.

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2015, 2016 and 2017 is comprised as follows:

	Year ended December 31,
	2015	2016	2017

Cost of revenues	$499	$1,386	$2,289
Research and development	1,507	4,660	6,110
Sales and marketing	2,214	5,765	8,642
General and administrative	2,829	5,724	8,196

Total share-based compensation expense	$7,049	$17,535	$25,237

The total unrecognized compensation cost amounted to $59,583 as of December 31, 2017, and is expected to be recognized over a weighted average period of 2.66 years.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (Cont.)

d.	Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2017 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2016	3,038,357	$22.58	6.70	$77,346

Granted	427,650	$48.91
Exercised	(753,711)	$3.48
Forfeited	(171,878)	$45.23

Balance as of December 31, 2017	2,540,418	$31.15	6.99	$39,659

Exercisable as of December 31, 2017	1,694,564	$22.54	6.15	$39,118

The computation of expected volatility is based on actual historical share price volatility of comparable companies and the Company’s historical equity volatility. The expected option term represents the period of time that options granted are expected to be outstanding. For stock-option awards which were at the money when granted (plain vanilla stock-options), it is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms.

The following table sets forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017

Expected volatility	45%	45%	45%-48%
Expected dividends	0%	0%	0%
Expected term (in years)	5.78-6.12	5.25-6.10	5.25-6.25
Risk free rate	1.37%-1.68%	1.30%- 1.70%	1.77%- 2.05%

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (Cont.)

A summary of options data for the years ended December 31, 2015, 2016 and 2017, is as follows:

	Year ended December 31,
	2015	2016	2017

Weighted-average grant date fair value of options granted	$24.56	$19.16	$21.81
Total intrinsic value of the options exercised	$110,191	$37,618	$33,614

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of an ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2017:

Exercise price	Options outstanding as of December 31, 2017	Weighted average remaining contractual term	Options exercisable as of December 31, 2017	Weighted average remaining contractual term
		(years)		(years)
$0.20 – 2.21	669,752	4.42	669,752	4.42
$6.47 – 14.00	376,103	6.20	372,779	6.20
$37.44 – 44.37	270,269	8.42	97,108	8.06
$45.58 – 51.86	744,621	8.68	258,483	8.31
$52.48 – 64.93	479,673	7.75	296,442	7.51

	2,540,418	6.99	1,694,564	6.15

e.	A summary of RSUs and PSUs activity for the year ended December 31, 2017 is as follows:

	Amount of RSU's and PSU’s	Weighted average grant date fair value

Unvested as of December 31, 2016	729,705	$48.14

Granted	776,876	$47.67
Vested	(270,587)	$49.25
Forfeited	(125,095)	$47.33

Unvested as of December 31, 2017	1,110,899	$47.63

The total fair value of RSU’s and PSU’s vested (based on fair value of the Company's ordinary shares at vesting date) during the years ended December 31, 2015, 2016 and 2017 was $998, $5,981 and $12,547, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       INCOME TAXES

CyberArk Software Ltd.'s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.         Corporate tax in Israel:

Ordinary taxable income of the Company is subject to a corporate tax rate as follows: 2015 – 26.5%, 2016 – 25% and 2017 – 24%

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

b.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2015	2016	2017

Domestic	$28,285	$32,077	$13,937
Foreign	3,458	4,124	10,492

	$31,743	$36,201	$24,429

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

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:
	December 31,
	2016	2017
Deferred tax assets:

Carry-forwards losses and credits	$1,956	$11,703
Capital losses carry-forwards	50	90
Research and development expenses	4,119	1,448
Deferred revenues	4,222	4,316
Issuance expenses	124	-
Share-based compensation	2,979	4,347
Accruals and other	1,612	1,183

Deferred tax assets before valuation allowance	15,062	23,087

Less: Valuation allowance	50	90

Net deferred tax asset	$15,012	$22,997

Deferred tax liabilities:

Intangible assets	$3,961	$3,096
Property and equipment and other	662	558

Deferred tax liabilities	$4,623	$3,654

As of December 31, 2017, approximately $23,787 of undistributed earnings held by the company’s foreign subsidiaries are designated as indefinitely reinvested. If we were to repatriate these earnings to Israel, we would subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2015	2016	2017

Current	$10,042	$9,207	$2,558
Deferred	(4,093)	(1,130)	5,856

	$5,949	$8,077	$8,414

	Year ended December 31,
	2015	2016	2017

Domestic	$5,208	$4,906	$3,033
Foreign	741	3,171	5,381

	$5,949	$8,077	$8,414

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       INCOME TAXES (Cont.)

e.	A reconciliation of the Company's theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2015	2016	2017

Income before income taxes	$31,743	$36,201	$24,429

Statutory tax rate	26.5%	25.0%	24.0%

Theoretical income tax expense	8,412	9,050	5,863

Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(771)	(72)	(5,050)
Deferred taxes on losses for which valuation allowance was provided, net	(1,713)	-	-
Non-deductible expenses	2,295	2,569	2,081
Unrecognized tax benefits	8	81	645
Foreign and preferred enterprise tax rates differential	(2,303)	(3,468)	(1,792)
Impact of Tax Cuts and Jobs Act of 2017	-	-	6,492
Other	21	(83)	175

Income tax expense	$5,949	$8,077	$8,414

f.	Net operating loss carry-forwards:

As of December 31, 2017, the Company had net operating and capital tax losses totaling approximately $41,643 and $390, respectively, out of which approximately $2,936 and $390 of losses, respectively, were attributed to Israel and can be carried forward indefinitely and $38,707 and none, respectively, were attributed to the U.S. subsidiary and can be carried forward for up to 20 years. Utilization of some of U.S. net operating losses are subject to annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

On April 1, 2005, an amendment to the Investment Law came into effect (“2005 Amendment”) and significantly changed the provisions of the Investment Law. However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the 2005 Amendment.

Such an enterprise is a “Beneficiary Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Beneficiary Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

As of December 31, 2017, approximately $14,669 was derived from tax exempt profits earned by the Company's “Approved Enterprises” and “Beneficiary Enterprise”. The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company's “Approved Enterprises” and “Beneficiary Enterprise” as such income is essentially permanently reinvested.

If the Company's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of up to $3,601 would be incurred as of December 31, 2017.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:          INCOME TAXES (Cont.)

On December 29, 2010, the Knesset approved an additional amendment to the Law for the Encouragement of Capital Investments, 1959 (“2010 Amendment”). According to the 2010 Amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the “Preferred Enterprise's” (as such term is defined in the Investment Law) entire income. Pursuant to the 2010 Amendment, a “Preferred Enterprise” is entitled to a reduced corporate tax rate of 15% in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rate was determined to be 16% for 2014 until 2016.

On March 2013, the Company notified the Israeli Tax Authorities that it had transferred from Beneficiary Enterprise status to Preferred Enterprise status onwards.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (“Amendment 73”):

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investments Law regimes. Certain changes were scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations have been approved on May 1, 2017 and accordingly, these changes have come into effect.

Applicable benefits under the new regime include:

Introduction of a benefit regime for "Preferred Technology Enterprises", granting a 12% tax rate in central Israel - on income deriving from Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports. Preferred Technological Enterprise (“PTE”) is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more.

A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

 The Company adopted the PTE since 2017.

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

i.	Tax Benefits for Research and Development

Israeli tax law (section 20a to the Israeli Tax Ordinance) allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction.  However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. As for expenses incurred in scientific research that is not approved by the relevant Israeli government ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the above mentioned benefits.

                          j.          Tax Reform- United States of America

The U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was approved by US Congress on December 20, 2017 and signed into law by US President Donald J. Trump on December 22, 2017. This legislation makes complex and significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes. The changes include, but are not limited to:

Rate Reduction

The TCJA reduces the U.S. federal corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. In addition, the TCJA makes certain changes to the depreciation rules and implements new limits on the deductibility of certain expenses and deduction.

The Company recorded a reduction of its deferred tax assets as of December 31, 2017 of approximately $6.5 million.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       INCOME TAXES (Cont.)

Deemed Repatriation Transition Tax

The Deemed Repatriation Transition Tax is a tax on previously untaxed accumulated and current earnings and profits (“E&P”) of certain foreign subsidiaries. To determine the amount of the Transition Tax, the Company must determine, in addition to other factors, the amount of post-1986 E&P of its foreign subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. The Company’s US subsidiary has one foreign subsidiary which impact of the Transaction Tax is expected to be immaterial.

The SEC staff has issued SAB 118 which will allow the Company to record provisional amounts during a measurement period. The Company has concluded that a reasonable estimate could be developed for the effects of the tax reform. However, due to the short time frame between the enactment of the reform and the year end, its fundamental changes, the accounting complexity, and the expected ongoing guidance and accounting interpretations over the next 12 months, the Company considers the accounting of the deferred tax remeasurement and other items to be incomplete.

k.	Tax assessments:

As of December 31, 2017, CyberArk Software Ltd.’s tax years until December 31, 2012 are subject to statutes of limitation. The Company is currently under examination by the Israeli Tax Authorities for the tax years 2013 through 2015. As of that date, the U.K. subsidiary's tax years until December 31, 2013 are also subject to statutes of limitation. The U.S. subsidiary's tax years ended from December 31, 2011 and 2014 through 2017 are still open, as the statutes of limitation have not yet expired. The U.S. subsidiary is currently under examination by the U.S. Internal Revenue Service for the tax years 2015 and 2016.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       INCOME TAXES (Cont.)

l.	Unrecognized tax benefits:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2016	2017

Opening balance	$362	$474
Increase related to prior year tax positions	53	348
Increase related to current year tax positions	59	297

Closing balance	$474	$1,119

During the years ended December 31, 2015, 2016 and 2017, the Company recorded $5, $18 and $56, respectively, for interest expense related to uncertain tax positions. As of December 31, 2016 and 2017, accrued interest was $47 and $103, respectively.

Although the Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Company’s income tax provisions. Such differences could have a material effect on the Company’s income tax provision, cash flow from operating activities and net income in the period in which such determination is made.

NOTE 12:       FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2015	2016	2017

Bank charges	$(86)	$(144)	$(158)
Exchange rate income (losses), net	(1,723)	(969)	1,735

	(1,809)	(1,113)	1,577

Interest income	330	1,358	2,526

Financial income (expenses), net	$(1,479)	$245	$4,103

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:       BASIC AND DILUTED NET INCOME PER SHARE

	Year ended December 31,
	2015	2016	2017

Numerator:

Net income available to shareholders of ordinary shares	$25,794	$28,124	$16,015

Denominator:
Shares used in computing net income per ordinary shares, basic	32,124,772	33,741,359	34,824,312

	Year ended December 31,
	2015	2016	2017

Numerator:

Net income available to shareholders of ordinary shares	$25,794	$28,124	$16,015

Denominator:
Shares used in computing net income per ordinary shares, diluted	35,322,716	35,838,863	36,175,824

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:       SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	The Company applies ASC Topic 280, “Segment Reporting” (“ASC No. 280”). The Company operates in one reportable segment.

The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

b.	The following tables present total revenues for the years ended December 31, 2015, 2016 and 2017 and long-lived assets as of December 31, 2016 and 2017:

Revenues:

	Year ended December 31,
	2015	2016	2017

United States	$92,034	$125,749	$145,453
Israel	5,203	6,818	7,282
United Kingdom	16,746	21,699	24,837
Europe, the Middle East and Africa *)	28,695	39,577	49,659
Other	18,134	22,770	34,470

	$160,812	$216,613	$261,701

For the year ended December 31, 2016, 12.1% of the Company's total revenues were derived from one channel partner. For the years ended December 31, 2015 and 2017, no single customer contributed more than 10% to the Company's total revenues.

Long-lived assets:

	December 31,
	2016	2017

United States	$1,421	$1,252
Israel	3,014	7,493
United Kingdom	90	233
Europe, the Middle East and Africa *)	24	39
Other	211	213

	$4,760	$9,230

*)          Excluding United Kingdom and Israel

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:       SUBSEQUENT EVENTS

On March 12, 2018, the Company acquired all of the share capital of Vaultive Ltd (“Vaultive”) for total gross cash consideration of approximately $19 million. Vaultive is a privately-owned Israeli company, whose technology would enable the Company to advance its privilege account security for the cloud.

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

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

4.2
Office Lease Agreement, dated October 28, 2013, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.3
First Amendment of Lease, dated October 23, 2014, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-202329));

4.4	Second Amendment of Lease, dated February 27, 2018 between CyberArk Software, Inc. and Wells 60 Realty LLC

4.5	Summary of Office Lease Agreement, dated February 26, 2015, between the Registrant and Azorei Mallal Industries Ltd., as amended ∞

4.6	2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.7	Section 102 2001 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.8	First Amendment to Section 102 2001 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.9	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.10	CyberArk Software Ltd. 2014 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015)

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