Form 20-F
period 2018-12-31
CyberArk Software Ltd.
filed 2019-03-14
CIK 1598110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Joshua Siegel
Chief Financial Officer
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, the registrant had outstanding 36,838,523 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐          No ☒

CYBERARK SOFTWARE LTD.

FORM 20-F
 ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of CyberArk Software Ltd. CyberArk® is our registered trademark in the United States. We have several other trademarks, service marks and pending applications relating to our solutions. In particular, although we have omitted the “®” and “™” trademark designations in this annual report from each reference to our Privileged Access Security Solution, Enterprise Password Vault, Privileged Session Manager, Privileged Threat Analytics, CyberArk Privilege Cloud, Application Access Manager, Conjur, Endpoint Privilege Manager, On-Demand Privileges Manager, secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine, DNA, and C3 Alliance, all rights to such names and trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding revenues generated by our hybrid sales model;

•	our expectations regarding our operating and net profit margins;

•	our expectations regarding significant drivers of our future growth;

•	our plans to continue to invest in research and development to enhance and develop existing and new on-premises and cloud-based products and services;

•	our plans to continue to invest in sales and marketing efforts and expand our channel partnerships across existing and new geographies;

•	our plans to hire additional new employees;

•	our plans to pursue and integrate additional strategic acquisitions;

•	our plans to leverage our global footprint in existing and new industry verticals to further expand our market share;

•	our plans to pursue incremental sales to existing customers;

•	our plans to further diversify our product deployments and licensing options; and

•	our expectations regarding our tax classifications.

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year ended December 31,
	2014	2015	2016	2017	2018(1)
	(in thousands except share and per share data)
Consolidated Statements of Operations:
Revenues:
License	$61,320	$100,113	$131,530	$147,640	$192,514
Maintenance and professional services	41,679	60,699	85,083	114,061	150,685
Total revenues	102,999	160,812	216,613	261,701	343,199
Cost of revenues:
License	2,654	5,088	4,726	7,911	10,526
Maintenance and professional services	12,053	17,572	25,425	33,937	37,935
Total cost of revenues(2)	14,707	22,660	30,151	41,848	48,461
Gross profit	88,292	138,152	186,462	219,853	294,738
Operating expenses:
Research and development(2)	14,400	21,734	34,614	42,389	57,112
Sales and marketing(2)	44,943	66,206	93,775	126,739	148,290
General and administrative(2)	8,495	16,990	22,117	30,399	42,044
Total operating expenses	67,838	104,930	150,506	199,527	247,446
Operating income	20,454	33,222	35,956	20,326	47,292
Financial income (expenses), net	(5,988)	(1,479)	245	4,103	4,551
Income before taxes on income	14,466	31,743	36,201	24,429	51,843
Taxes on income	(4,512)	(5,949)	(8,077)	(8,414)	(4,771)
Net income	$9,954	$25,794	$28,124	$16,015	$47,072
Basic net income per ordinary share(3)	$0.46	$0.80	$0.83	$0.46	$1.30
Diluted net income per ordinary share(3)	$0.34	$0.73	$0.78	$0.44	$1.27
Weighted average number of ordinary shares used in computing basic net income per ordinary share(3)	13,335,059	32,124,772	33,741,359	34,824,312	36,174,316
Weighted average number of ordinary shares used in computing diluted net income per ordinary share(3)	29,704,730	35,322,716	35,838,863	36,175,824	37,065,727

	As of December 31,
	2014	2015	2016	2017	2018(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, marketable securities and short-term bank deposits	$177,181	$238,252	$295,475	$330,340	$451,244
Deferred revenue, current and long term	32,160	54,389	73,506	105,235	149,534
Working capital(4)	156,829	197,095	235,010	251,247	338,340
Total assets	210,552	334,424	403,031	502,576	673,620
Total shareholders’ equity	155,008	246,670	296,216	353,965	466,770

(1)
On January 1, 2018, we adopted Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers Topic 606 (“ASC No. 606”) using the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under ASC No. 606, while prior period results are not adjusted and continue to be reported in accordance with historic accounting under Revenue Recognition Topic 605 (“ASC No. 605”). See Note 2(n) to our consolidated financial statements included elsewhere in this report for further information.

(2)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Cost of revenues	$137	$499	$1,386	$2,289	$3,350
Research and development	172	1,507	4,660	6,110	7,922
Sales and marketing	347	2,214	5,765	8,642	12,708
General and administrative	917	2,829	5,724	8,196	11,984

Total share-based compensation expenses	$1,573	$7,049	$17,535	$25,237	$35,964

(3)
Basic and diluted net income per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see note 13 to our consolidated financial statements included elsewhere in this annual report.

(4)
We define working capital as total current assets minus total current liabilities. In 2015, we adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17) retrospectively and reclassified all of our current deferred tax assets to noncurrent deferred tax assets on our consolidated balance sheets data for all periods presented. As a result of such reclassifications, certain noncurrent deferred tax liabilities as of December 31, 2014 were netted with noncurrent deferred tax assets.

Non-GAAP gross profit, non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP gross profit, non-GAAP operating income and non-GAAP net income as gross profit, operating income and net income, respectively, which each exclude (i) share-based compensation expense and (ii) amortization of intangible assets related to acquisitions. Non-GAAP operating income also excludes (i) expenses related to the March 2015 public offering of ordinary shares by certain of our shareholders and to the June 2015 public offering of ordinary shares by us and certain of our shareholders, (ii) expenses related to acquisitions and (iii) expenses related to facility exit and transition costs. Non-GAAP net income also excludes (i) financial expenses resulting from the revaluation of warrants to purchase preferred shares, (ii) tax effects related to the non-GAAP adjustments set forth above, (iii) tax effects related to the impact to our deferred tax assets as a result of the U.S. Tax Cuts and Jobs Act 2017 (the “Tax Act”) and (iv) intra-entity intellectual property transfer tax effects. The following tables reconcile operating income and net income, the most directly comparable U.S. GAAP measures, to non-GAAP operating income and non-GAAP net income for the periods presented:

	2014	2015	2016	2017	2018
	(in thousands)
Reconciliation of Gross Profit to Non-GAAP Gross Profit:
Gross profit	$88,292	$138,152	$186,462	$219,853	$294,738
Share-based compensation - Maintenance and professional services	137	499	1,386	2,289	3,350
Amortization of intangible assets – License	-	359	1,420	4,213	5,563

Non-GAAP Gross profit	$88,429	$139,010	$189,268	$226,355	$303,651

	2014	2015	2016	2017	2018
	(in thousands)
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$20,454	$33,222	$35,956	$20,326	$47,292
Share-based compensation	1,573	7,049	17,535	25,237	35,964
Public offering related expenses	—	1,568	—	—	—
Acquisition related expenses	—	677	—	686	268
Amortization of intangible assets – Cost of revenues	—	359	1,420	4,213	5,563
Amortization of intangible assets – Research and development	—	749	1,913	—	—
Amortization of intangible assets – Sales and marketing	—	17	1,190	1,046	793
Facility exit and transition costs	—	—	—	342	580

Non-GAAP operating income	$22,027	$43,641	$58,014	$51,850	$90,460

	Year ended December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$9,954	$25,794	$28,124	$16,015	$47,072
Share-based compensation	1,573	7,049	17,535	25,237	35,964
Warrant adjustment	4,309	—	—	—	—
Public offering related expenses	—	1,568	—	—	—
Acquisition related expenses	—	677	—	686	268
Amortization of intangible assets – Cost of revenues	—	359	1,420	4,213	5,563
Amortization of intangible assets – Research and development	—	749	1,913	—	—
Amortization of intangible assets – Sales and marketing	—	17	1,190	1,046	793
Facility exit and transition costs	—	—	—	342	580
Taxes on income related to non-GAAP adjustments	—	(951)	(4,937)	(12,226)	(15,485)
Change in the U.S. federal tax rate	—	—	—	6,582	—
Intra-entity intellectual property transfer tax effect, net	—	—	—	—	1,768

Non-GAAP net income	$15,836	$35,262	$45,245	$41,895	$76,523

For a description of how we use non-GAAP gross profit, non-GAAP operating income and non-GAAP net income to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial Metrics.” We believe that these non-GAAP financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses and because they exclude one-time cash expenditures that do not reflect the performance of our core business. We believe that providing non-GAAP gross profit, non-GAAP operating income and non-GAAP net income that exclude, as appropriate, share-based compensation expenses, expenses relating to public offerings of our ordinary shares, expenses related to facility exit and transition costs, financial expenses resulting from the valuation of warrants to purchase preferred shares, expenses related to acquisitions, amortization of intangible assets related to acquisitions, intra-entity intellectual property transfer tax effects, tax effects related to the impact to our deferred tax assets as a result of the Tax Act and the tax effects related to these non-GAAP adjustments allows for more meaningful comparisons between our operating results from period to period. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation we provide to employees. Additionally, excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between our net income from period to period. As these warrants were exercised in connection with our initial public offering, they are no longer revalued at each balance sheet date. We also believe that expenses related to the public offerings of our ordinary shares in March 2015 and June 2015, expenses related to our acquisitions, expenses related to facility exit and transition costs, amortization of intangible assets related to acquisitions, tax effects related to the impact to our deferred tax assets as a result of the Tax Act, intra-entity intellectual property transfer tax effects and the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

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

  D.          Risk Factors

Risks Related to Our Business and Our Industry

The IT security market is rapidly evolving within the increasingly challenging cyber threat landscape and the continuing use of hybrid on-premises and cloud-based infrastructure. Our sales may not continue to grow at current rates or may decline, and our share price could decrease as a result of market and industry developments we do not anticipate.

We operate in a rapidly evolving industry focused on securing organizations’ IT systems and sensitive data. Our solutions focus on safeguarding privileged accounts, credentials, and secrets, which are those accounts within an organization that give users, applications, and machine identities the highest levels of access, or “privileged” access, to IT systems, on-premises and cloud-based infrastructure, industrial control systems, applications and data. While breaches of such privileged accounts continue to gain media attention in recent years, IT security spending within enterprises is often concentrated on endpoint and network security products designed to stop threats from penetrating corporate networks. Organizations that use these security products may allocate all or most of their IT security budgets to these products and may not adopt our solutions in addition to such products. Organizations are moving portions of their data to be managed by third parties, primarily infrastructure, platform and application service providers, and may rely on such providers’ internal security measures. Further, security solutions such as ours, which are focused on disrupting cyber attacks by insiders and external perpetrators that have penetrated an organization’s on-premises infrastructure or cloud estate, represent a security layer designed to respond to advanced threats and more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive data. As our customers’ technologies and business plans evolve and become more complex, we expect them to face new and increasingly sophisticated methods of attack. We face significant challenges in ensuring that our solutions effectively identify and respond to such attacks without disrupting the performance of our customers’ IT systems. As a result, we must continually modify and improve our products, services, and licensing models in response to market and technology trends to ensure we are meeting market needs and continue providing valuable solutions that can be deployed in a variety of environments, including cloud and hybrid.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop or acquire product enhancements or new products to meet such needs or opportunities in a timely manner or at all. Even if we are able to anticipate, develop and commercially introduce new products and product enhancements such as CyberArk Privilege Cloud and Privileged Session Manager for Cloud, there can be no assurance that such enhancements or new products will achieve widespread market acceptance. Delays in developing, completing or delivering new or enhanced products could cause our offerings to be less competitive, impair customer acceptance of our solutions and result in delayed or reduced revenue for our solutions.

In addition, any changes in compliance standards or audit requirements that reduce the priority for the types of controls, security, monitoring and analysis that our solutions provide would adversely impact demand for our solutions. It is therefore difficult to predict how large the market will be for our solutions. If solutions such as ours are not viewed by organizations as necessary, or if customers do not recognize the benefit of our solutions as a critical layer of an effective security strategy, then our revenues may not continue to grow at their current rate or may decline, which could cause our share price to decrease in value.

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

A meaningful portion of our quarterly revenues is generated through deals of significant size, and purchases of our products and services often occur at the end of each quarter. We also typically experience seasonality in our sales, particularly demonstrated by increased sales in the last quarter of the year. In addition, our sales cycle can be intensively competitive and last several quarters from proof of concept to delivery of our solutions to our customers. This sales cycle can be even longer, less predictable and more resource-intensive for larger sales, or with customers implementing complex digital transformation strategies or facing a complex set of compliance and user requirements, that need to be met and confirmed during the sales cycle. Customers may also require additional internal approvals or seek to test our products for a longer trial period before deciding to purchase our solutions. Furthermore, even if we close a sale during a given quarter, we may be unable to recognize the revenues derived from such sale during the same period due to our revenue recognition policy. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies and Estimates—Revenue Recognition.”

As a result, the timing of closing sales cycles and the resulting revenue from such sales can be difficult to predict. In some cases, sales have occurred in quarters subsequent to those we anticipated, or have not occurred at all. All of these factors impact our quarterly results and our ability to accurately predict them, and may lead to difficulties in meeting market expectations regarding our actual results. If our financial results for a particular period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline.

In addition to the sales cycle-related fluctuations set forth above, our results of operations may continue to vary as a result of a number of factors, many of which may be outside of our control or difficult to predict, including:

•	our ability to attract new customers;

•
our ability to retain existing customers by and through renewals of maintenance and subscription license agreements. Additionally, and because we recognize revenue from our software maintenance over the term of the engagement, downturns or upturns in renewals may not be immediately reflected in our operating results until future periods. For example, a decline in renewals for software maintenance in any single quarter may have a small impact on our revenue for that quarter, however, such a decline will negatively affect our revenue in future quarters;

•	our ability to sell additional products to current customers;

•
the ability of our service operation, performed independently or through our service providers, to keep pace with license sales to new and existing customers and to satisfy customer demands for consultancy and professional services;

•	the amount and timing of our operating costs;

•	a change in our mix of products and services;

•	our ability to successfully expand our business globally;

•	a disruption in, or termination of, our relationship with channel partners;

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

•	introduction of new accounting pronouncements or changes in our accounting policies or practices;

•	changes in the nature and methodology of cyber attacks and other threats to corporate data;

•	changes in customer or channel partner requirements or market needs;

•	changes in our pricing policies or those of our competitors;

•	changes in the growth rate of the information security market;

•	general economic conditions in our markets; and

•	the size and discretionary nature of our prospective and existing customers’ IT budgets.

Any of these factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any given period. If we fail to meet such expectations for these or other reasons, the market price of our ordinary shares could decrease substantially.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or the provision of our services, or due to the failure of our customers, channel partners, managed security service providers, or subcontractors to correctly implement, manage and maintain our solutions, resulting in loss of existing or new customers, lawsuits or financial losses.

Security products and solutions are complex in design and deployment, and may contain errors that are not capable of being remediated or detected until after their deployment. Any errors, defects, or misconfigurations could cause our products or services to not meet specifications, be vulnerable to security attacks or fail to secure networks and could negatively impact customer operations. If we fail to identify and respond to new and increasingly complex methods of attack on privileged accounts and update our products to detect or prevent such threats effectively, which may require significant resources, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if our solutions (or the services we provide in relation to our solutions) are associated, or are believed to be associated, with a significant breach or a breach at a high profile customer or managed service provider network, or in the event of a breach in third party systems utilized by us as part of our cloud-based security solution.

In addition, our Endpoint Privilege Manager and new CyberArk Privilege Cloud solutions are made available to our customers as software as a service (“SaaS”). Providing SaaS involves storage and transmission of customers’ proprietary information related to their assets and users. Security breaches or product defects in our SaaS solutions could result in loss or alteration of this data, unauthorized access to multiple customers’ data and compromise of our networks or our customer’s networks secured by our SaaS solutions. Additionally, if such a security breach occurs that results in the disruption or loss of availability, integrity or confidentiality of customers’ data, we could incur significant liability to our customers and to businesses or individuals whose information was being stored by our customers.

Further, the third party data hosting facilities used for the provision of our SaaS solutions are vulnerable to damages, interruptions or other unanticipated problems that could result in disruption in the provision of these solutions. Any disruptions or other performance problems with our SaaS solutions could harm our reputation and business, damage our customers’ businesses, subject us to potential liability, cause customers to terminate or not renew their subscriptions to our SaaS solutions and make it more challenging for us to acquire new customers.

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

As our solutions not only reinforce but also rely on the common security concept of placing multiple layers of security controls throughout an IT system. The failure of our customers, channel partners, managed service providers or subcontractors to correctly implement and effectively manage and maintain our solutions (and the environments in which they are utilized), or to consistently implement and utilize generally accepted and comprehensive, multi-layered security measures and processes in the customer networks, may lessen the efficacy of our solutions. Additionally, our customers or our channel partners may independently develop plug-ins or change existing plug-ins or APIs that we provided to them for interfacing purposes in an incorrect or insecure manner. Such failures or actions may lead to breaches of our customers’ IT systems and loss or alteration of sensitive data or systems, and potentially to a perception that our solutions failed. Further, our failure to provide our customers and channel partners with adequate services or inaccurate product documentation related to the use, implementation and maintenance of our solutions, could lead to claims against us.

An actual or perceived cyber attack, other security breach or theft of our customers’ data, regardless of whether the breach or theft is attributable to the failure of our products, SaaS solutions or the services we provided in relation thereto, could adversely affect the market’s perception of the efficacy of our solutions, and current or potential customers may look to our competitors for alternatives to our solutions. An actual or perceived failure of our products, SaaS solutions or our failure to provide adequate services to our customers and channel partners, may also subject us to lawsuits, indemnity claims and financial losses, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. In addition, provisions in our license agreements that attempt to limit our liabilities towards our customers, channel partners and relevant third parties may not withstand legal challenges, and certain liabilities may not be limited or capped. Additionally, any insurance coverage we may have may not adequately cover all claims asserted against us, or cover only a portion of such claims. An actual or perceived cyber attack could also cause us to suffer reputational harm, lose existing customers and potential new customers, or deter new and existing customers from purchasing our solutions, additional products or our services.

If we are unable to acquire new customers or sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our success and continued growth depend, in part, on our ability to acquire a sufficient number of new customers. The number of customers that we add in a given period impacts both our short and long-term revenues. Similarly, a majority of our license revenues is generated from sales to existing customers. If we are unable to attract a sufficient number of new customers or fail to continue to sell new licenses and incremental licenses to our existing customers, we may be unable to generate revenue growth at desired rates.

Although we continue to introduce and acquire new products, we derive and expect to continue to derive a substantial majority of our revenue from customers using our Core Privileged Access Security offering. Our inability to increase sales of our Core Privileged Access Security offering, including additional software licenses, associated maintenance and support and professional services, or a decline in prices of our Core Privileged Access Security offering would harm our business and operating results more seriously than if we derived significant revenues from a variety of different products.

In addition, we have several other products, including Application Access Manager, Endpoint Privilege Manager and CyberArk Privilege Cloud that make up a smaller portion of our revenue. It is uncertain whether these products will increase their share of revenue generation or gain market acceptance or will compensate for loss of revenues due to any inability to increase sales of our Core Privileged Access Security offering.

We devote significant efforts to developing, marketing and selling additional licenses and associated maintenance and support to existing customers and rely on these efforts for a portion of our revenues, and to a lesser extent, renewing term based license agreements. These efforts require a significant investment in building and supporting customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. Further, as part of the natural lifecycle of our products, we may determine that certain products will be reaching their end of development or end of life and will no longer be supported or receive updates and security patches. Failure to effectively manage our product lifecycles could lead to existing customer dissatisfaction and contractual liabilities.

As we expand our market reach to gain new business, including expanding sales of our products to medium-sized commercial organizations and securing DevOps environments, we may experience difficulties in gaining traction and raising awareness among potential customers regarding the critical role that our solutions play in securing their organizations, or may face more competitive pressure in such markets. In particular with DevOps, even if we are successful in promoting the need for securing accounts in DevOps environments, potential customers may prefer to use our open source version of the Conjur solution which we released in 2017, instead of purchasing a license for the comprehensive DevOps security solution we offer, and we may be unable to generate revenue growth at desired rates.

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

Our current and potential future competitors include BeyondTrust Corporation, One Identity LLC, Thycotic Software Ltd., Microsoft Corporation, Broadcom Inc. (which acquired CA Technologies) and Oracle Corporation in the access and identity management market, some of which may offer solutions at lower price points. Further, we may face competition due to changes in the manner that organizations utilize IT assets and the security solutions applied to them, such as the provision of privileged account security functionalities as part of public cloud providers’ infrastructure offerings, or cloud-based identity management solutions. Limited IT budgets may also result in competition with providers of other advanced threat protection solutions such as McAfee, LLC, Palo Alto Networks, Splunk Inc., and Symantec Corporation. We also may compete, to a certain extent, with vendors that offer products or services in adjacent or complementary markets to privileged account security, including identity management vendors and cloud platform providers such as Amazon Web Services, Google Cloud Platform, and Microsoft Azure. Some of our competitors are large companies and have wider technical and financial resources and broader customer bases used to bring competitive solutions to the market. These companies may already have existing relationships as an established vendor for other product offerings, and certain customers may prefer one single IT vendor for product security procurement rather than purchasing solely based on product performance. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees, which could result in increased market pressure to offer our solutions and services at lower prices. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements or enjoy stronger sales and service capabilities in certain regions.

Our competitors may enjoy potential competitive advantages over us, such as:

•	greater name recognition, a longer operating history and a larger customer base, notwithstanding the increased visibility of our brand in recent years since our initial public offering;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with channel partners, advisory firms and customers;

•	increased effectiveness in protecting, detecting and responding to cyber attacks;

•	greater or localized resources for customer support and provision of services;

•	greater speed at which a solution can be deployed;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	greater financial, technical and other resources.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources and capabilities. Current or potential competitors have been acquired and consolidated or may be acquired by third parties with greater resources in the future. As a result of such acquisitions, our current or potential competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline. Similarly, we may also face increased competition following an acquisition of new lines of business that compete with providers of such technologies or from security vendors or other companies in adjacent markets extending their solution into privilege access management.

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

As we invest in the growth of our business, we expect our operating and net income margins to decline compared to prior periods. During the year ended December 31, 2018, we did not experience a decline due to an increase in revenue at a rate that exceeded the increase in expenses; however, in future periods, we expect our operating and net income margins to decline, primarily as a result of the costs associated with expanding our direct and indirect sales forces and marketing activities coupled with our increased costs to provide our professional services and support as well as the increased rate of investment in research and development. We expect that these invested costs will adversely impact our operating and net income margins as we may not be able to increase our revenue at a rate sufficient to offset the expected increase in our costs. From the year ended December 31, 2016 to the year ended December 31, 2018, our revenue grew from $216.6 million to $343.2 million, representing a compound annual growth rate of approximately 26%. We expect to continue to expand our sales and marketing personnel, and we may face a number of challenges in achieving our hiring and integration goals. It takes time and resources to train and integrate new sales force members across our global operations. Costs associated with adding new personnel to our sales force are expensed before their positive impact on our sales is recognized, and even then, a significant portion of any revenues that they generate from maintenance and services are deferred over the delivery period of those services. Our share price may be adversely affected even if we generate future growth if we are unable to increase our operating and net income margins at the same time or if the growth rate generated was less than anticipated causing the operating and net income margins to decline.

We may fail to fully integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we continue to evaluate acquiring or making investments in complementary companies, products or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating our acquisitions or the technologies associated with such acquisitions or fail to fully attain the expected benefits of these acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisition. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges and tax liabilities. Further, the issuance of equity to finance any such acquisitions could result in dilution to our shareholders and the issuance of debt could subject us to covenants or other restrictions that would impede our ability to manage our operations. We could become subject to legal claims following the acquisition, or fail to accurately forecast the potential impact of any pre-existing claims. We have experienced some of these types of issues in connection with past acquisitions, none of which materially affected our operations or financial condition. In the future, any of these issues could have a material adverse impact on our business and results in the future.

We are subject to a number of risks, including regulatory risks, associated with global sales and operations, which could materially affect our business.

We are a global company subject to varied and complex laws, regulations and customs. The application of these laws and regulations to our business is often unclear and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. Furthermore, business practices in the global markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties, or performance obligations, our results of operations may be adversely impacted. Further, there may be higher costs of doing business globally including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•
compliance with privacy laws, including, without limitation, compliance with the General Data Protection Regulations 2016/679, or GDPR, and other global data privacy laws (See “—Regulatory data privacy concerns, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of, or require modification of, our products and services, which could limit our ability to attract new customers or support our current customers, thus reducing our revenues, harming our operating results and adversely affecting our business”);

•
uncertainty of the economic, financial, regulatory, trade, tax and legal implications of the withdrawal of the U.K. from the E.U. (“Brexit”) and how this could affect our business, both globally and specifically in the region. In particular, a withdrawal from the European Union by the U.K. could, among other potential outcomes, disrupt the free movement of goods, services and people between the U.K. and the European Union and significantly disrupt trade between the U.K. and the European Union and other parties, including by imposing greater taxes, restrictions and regulatory complexities on imports and exports between the U.K. and the European Union;

•
fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business (See “—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations”);

•	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

•	compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010;

•
heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements by us or by our channel partners or service providers that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our platform that may be required in foreign countries;

•
greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties (See “— Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price”);

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

From time to time we encounter intrusion incidents and attempts, none of which to date has resulted in any material adverse impact to our business or operations. Any such future attacks could materially adversely affect our business or results of operations. In addition, as our market position continues to grow, specifically in the security industry, an increasing number of cyber attackers may focus on finding ways to penetrate our network systems, which might eventually affect our products and services. For example, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data. Additionally, the risk of cyber attacks to our company may also result from breaches of our contractors, business partners, vendors and other third parties associated with us, or due to human errors of those acting on our behalf.

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

We depend significantly on our sales force to attract new customers and expand sales to existing customers. We generate approximately 35% of our revenues from direct sales and the balance from indirect sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. The number of our sales and marketing personnel increased from 491 as of December 31, 2017 to 541 as of December 31, 2018. We expect to continue to expand our sales and marketing personnel significantly and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

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

In addition to our direct sales force, we rely on our channel partners to market, sell, support and implement our solutions, particularly in Europe and the Asia Pacific and Japan regions. We expect that sales through our channel partners will continue to account for a significant percentage of our revenue. In the year ended December 31, 2018, we generated approximately 65% of our revenues from sales to channel partners such as distributors, systems integrators, value-added resellers and managed security service providers, and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Further, we cooperate with advisory firms in marketing our solutions and providing implementation services to our customers, in both direct and indirect sales. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solutions. If our channel partners do not effectively market and sell our solutions, or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors, our ability to grow our business will be adversely affected. Our channel partners may cease or deemphasize the marketing of our solutions with limited or no notice and with little or no penalty. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of key channel partners, the inability to replace them or the failure to recruit additional channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solutions to customers, fails to appropriately implement our solutions or violates applicable laws, and may further result in termination of such partner’s agreement and potentially curb future revenues associated with it. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our channel partners and training our channel partners to independently sell and install our solutions. If we are unable to maintain our relationship with channel partners or otherwise develop and expand our indirect sales channel, or if our channel partners fail to perform, our business, financial position and results of operations could be adversely affected.

Failure by us, our service providers or our channel partners to maintain sufficient levels of customer support could have a material adverse effect on our business, financial condition and results of operations.

Our customers depend, in large part, on customer support and professional services delivered by us, our service providers or our channel partners to implement and roll out our solutions, and resolve issues relating to their use. Even with our support and that of our service providers and channel partners, our customers are ultimately responsible for effectively using our solutions and ensuring that their IT staff and other relevant users are properly trained in the use of our products and complementary security products, methodologies and processes. Our failure or the failure of our service providers or channel partners to support and train our customers in the correct use of our solutions, or failure to effectively assist customers in installing our solutions and providing effective ongoing support, may result in an increase in the vulnerability of our customers’ IT systems and sensitive data. Additionally, if our service providers or channel partners do not effectively provide support and professional services to the satisfaction of our customers, we may be required to provide support to such customers, which would require us to invest in additional personnel and expend significant time and resources. We may not be able to keep up with demand for our services and support, particularly if the sales of our solutions exceed our internal forecasts. To the extent that we, our service providers or our channel partners are unsuccessful in hiring, training and retaining adequate support resources, our ability and the ability of our service providers and channel partners to provide adequate and timely support and other services to our customers will be negatively impacted, and our customers’ satisfaction with us and our products may be adversely affected. Accordingly, our failure to provide satisfactory maintenance and technical support services, whether directly or through our service providers and channel partners, could have a material and adverse effect on our business and results of operations.

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

We are subject to diverse laws and regulations relating to data privacy, including, as a result of our presence in the European Union (EU), GDPR which took effect on May 25, 2018. We and many of our customers will be subject to GDPR, and we are required to expend significant capital and other resources to ensure we are compliant with privacy legislation. Compliance with global data privacy laws including GDPR and certain associated contractual obligations may require changes in services, business practices, or internal systems resulting in increased costs, lower revenue, reduced efficiency, or greater difficulty in competing with firms which are not subject to GDPR. For example, GDPR imposes several stringent requirements for controllers and processors of personal data and will increase our obligations including, for example, by requiring more robust disclosures to individuals, strengthening the individual data rights regime, shortening timelines for data breach notifications, requiring detailed internal policies and procedures and limiting retention periods. Compliance may require changes in services and business practices which may lead to the diversion of engineering resources from other projects. As a company that focuses on privilege access security, if we are unable to engineer products that meet our legal duties or help our customers meet their obligations under GDPR or other data regulations, we might experience reduced demand for our products or services. Claims that we have breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

GDPR also increases the scrutiny applied to transfers of personal data from within the EU to countries that are considered to lack an adequate level of data protection, such as the United States. There are currently a number of legal challenges to the validity of EU mechanisms for adequate data transfers (such as the Privacy Shield Framework and the standard contractual clauses), and our work could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators and the European courts under GDPR. In addition, following Brexit, the U.K. will cease to be in the EU, and depending on how and when Brexit occurs (which is still unclear), data flows from the EU to the U.K. may need additional safeguards in place, which could affect our operations in the U.K. These and other regulatory requirements around the privacy or cross-border transfer of personal data could restrict our ability to store and process data as part of our solutions, or, in some cases, impact our ability to offer our solutions or services in certain jurisdictions.

In the EU, Directive 2002/58 on Privacy and Electronic Communications (the “ePrivacy Directive”) is also under reform, and will be replaced by a new E-privacy Regulation once agreed. This is likely to impose stricter rules on business to business marketing throughout the EU, requiring fully informed and freely given consent before businesses can market to leads.

If we or our service providers fail to comply with applicable data protection laws, we may be subject to litigation, regulatory investigations, negative publicity, potential loss of business, enforcement notices and/or fines (which under GDPR can be up to four percent of global turnover for the preceding financial year or 20 million euros, whichever is higher).

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar. In 2018, the majority of our revenues were denominated in U.S. dollars and the remainder primarily in euros and British pounds sterling. In 2018, the substantial majority of our cost of revenues and operating expenses were denominated in U.S. dollars and New Israeli Shekels (NIS) and the remainder primarily in euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, marketing programs, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar could materially adversely impact our operating income. In addition, since the portion of our revenues generated in euros and British pounds sterling is greater than our expenses incurred in euros and British pounds sterling, respectively, any depreciation of the euro or the British pounds sterling relative to the U.S. dollar would adversely impact our operating income. We estimate that a 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have decreased or increased, respectively, our operating income by approximately $6.0 million in 2018. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our operating income by approximately $3.4 million in 2018. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have increased or decreased, respectively, our operating income by approximately $0.6 million in 2018. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take hedging measures to reduce the potential adverse impact from the appreciation or the depreciation of our non U.S. dollar-denominated operations, as appropriate. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance primarily in euros and British pounds sterling for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS, U.S. dollars, British pounds sterling and in euros. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. In addition, we have monetary assets and liabilities that are denominated in non-U.S. dollar currencies. For example, starting January 1, 2019, in accordance with a new lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. As a result, significant exchange rate fluctuations could have a negative effect on our net income. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

Our research and development efforts may not produce successful products or enhancements to our solutions that result in significant revenue or other benefits in the near future, if at all.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain our competitive position. For example, in 2018, we increased our dedicated research and development personnel by 15% compared to 2017. However, investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will successfully anticipate market needs and result in significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, we may not be able to compete effectively, and our business and results of operations may be materially and adversely affected.

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

Our business depends on our current and prospective customers’ ability and willingness to invest money in IT security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as U.S. or Europe, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on information security software. In 2018, we generated 55 % of our revenues from the United States, 33% of our revenues from Europe, the Middle East and Africa and 12% from the rest of the world, which includes countries from Asia Pacific and Japan region, Latin America region and Canada.

In addition, a significant portion of our revenues is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers generally, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers or channel partners may be more likely to make late payments in worsening economic conditions which could lead to increased collection efforts and additional associated costs to receive expected revenues. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our results of operation could be adversely affected.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel, specifically engineers for research and development positions, is often intense and results in increasing wages, especially in Israel, where we are headquartered and most of our research and development positions are located, and where several large multinational corporations have entered the market. We may struggle to retain employees, and due to our profile and market position, competitors actively seek to hire skilled personnel away from us. Furthermore, from time to time, we have been subject to allegations that employees that have been hired from competitors may have been improperly solicited or divulged proprietary or other confidential information.

Our business and operations will be negatively affected if we fail to effectively manage our growth.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business. Our revenues grew from $216.6 million in 2016 to $343.2 million in 2018. In addition, the number of customers that we serve has grown significantly over the same period.

Our rapid growth has placed significant demands on our management, sales, operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Our headcount has increased from 823 as of December 31, 2016 to 1,146 as of December 31, 2018. We plan to hire additional employees in 2019 across all areas of the organization. Additionally, we believe our corporate culture is a critical component of our growth and success. As we continue to add new employees, we may find it challenging to maintain our corporate culture and that may affect our ability to recruit and retain personnel.

Further, in order to manage our current and future growth effectively, we must continue to improve and expand our IT and financial infrastructure, operating and administrative systems and controls as well as efficiently manage headcount, capital and processes. If we are not able to successfully scale or implement these improvements in a manner that keeps pace with our growth, or is timely and efficient, then our failure to do so may materially impact our projected growth rate.

Intellectual property claims may increase our costs or require us to cease selling certain products, which could adversely affect our financial condition and results of operations.

The IT security industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. Leading companies in the IT security industry have extensive patent portfolios. From time to time, third-parties have asserted, and in the future may assert, their patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property rights pursuant to our agreements with our customers and channel partners. Such indemnification provisions are customary for our industry. Any claims of intellectual property infringement or misappropriation brought against us, our channel partners or our customers, even those without merit, could be expensive and time-consuming to defend, and divert management’s attention. We cannot assure you that we will have the resources to defend against all such claims. Successful claims of infringement or misappropriation by a third-party against us or a third-party that we indemnify could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, to enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights, and to indemnify our customers and channel partners (and parties associated with them). Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. Defending against claims of infringement or being deemed to be infringing the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. If we were to violate the intellectual property rights of others, our financial position may be adversely affected.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services which enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that to continue for the foreseeable future. This includes third party certifications where our solutions are being utilized by our customers as a control demonstrating compliance with specific elements of these standards. These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses, including, without limitations, updates to the Common Criteria for Information Technology Security Evaluation (CC). In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, some of which may conflict with each other, that could impact whether our solutions enable our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solutions to changing government regulations and industry standards in a timely manner, or if our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

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

As of December 31, 2018, we had 34 issued patents in the United States, and 41 pending U.S. patent applications. We also had 3 issued patents and 20 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. Finally, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our products) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot be certain that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions. Litigating claims related to the enforcement of intellectual property rights is very expensive and can be burdensome in terms of management time and resources. Any litigation related to intellectual rights or claims against us could result in loss or compromise of our intellectual property rights or could subject us to significant liabilities. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

We license and integrate certain open source software components from third parties into our software, and we expect to continue to use open source software in the future. Some open source software licenses require users who distribute or make available as a service open source software as part of their own software product to publicly disclose all or part of the source code of the users’ developed software or to make available any derivative works of the open source code on unfavorable terms or at no cost. Our efforts to use the open source software in a manner consistent with the relevant license terms that would not require us to disclose our proprietary code or license our proprietary software at no cost may not be successful. We may face claims by third parties seeking to enforce the license terms applicable to such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs.

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

We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income. The final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made. Additionally, we are subject to transfer pricing rules and regulations in various jurisdictions, including those relating to the flow of funds between us and our affiliates, which are designed to ensure that appropriate levels of income are reported in each jurisdiction in which we operate.

We rely significantly on revenues from maintenance and support contracts, which we recognize ratably over the term of the associated contract and, to a lesser extent, from professional services contracts, which we recognize as services are performed, and any downturns in sales of these contracts would not be immediately reflected in full in our quarterly operating results.

Maintenance and support and professional services revenues accounted for 44% of our total revenues in 2018. Sales of maintenance and support and professional services may decline or fluctuate as a result of a number of factors, including the number of product licenses we sell, our customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our sales of maintenance and support and professional services contracts decline, our revenues or revenue growth may decline, and our business will suffer. We recognize revenues from maintenance and support contracts ratably on a straight-line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed. As a result, a meaningful portion of the revenues we report each quarter results from the recognition of deferred revenues from maintenance and support and professional services contracts entered into during previous quarters. Consequently, a decline in the number or size of such contracts in any one quarter will not be fully reflected in revenues in that quarter, but will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in maintenance and support and professional services contracts would not be reflected in full in our results of operations until future periods.

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

A portion of our revenues is generated by sales to U.S. and foreign federal, state and local governmental agency customers, and we may in the future increase sales to government entities. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale or imposing terms of sale which are less favorable than the prevailing market terms. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions, government shutdowns or delays adversely affecting public sector demand for our products. Additionally, for purchases by the U.S. government, the government may require certain products to be manufactured in the United States and other high cost manufacturing locations, and we may not manufacture all products in locations that meet the requirements of the U.S. government. Finally, some government entities require our products to be certified by industry-approved security agencies as a pre-condition of purchasing our products. The grant of such certifications depends on the then-current requirements of the certifying agency. We cannot be certain that any certificate will be granted or renewed or that we will be able to satisfying the technological and other requirements to maintain certifications. The loss of any of our product certificates, or the failure to obtain new ones, could cause us to suffer reputational harm, lose existing customers, or deter new and existing customers from purchasing our solutions, additional products or our services.

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

In addition, in the future we may be subject to defense-related export controls. For example, currently our solutions are not subject to supervision under the Israeli Defense Export Control Law, 5767-2007, but if they were used for purposes that are classified as defense-related or if they fall under “dual-use goods and technology” as referred to below, we could become subject to such regulation. In particular, under the Israeli Defense Export Control Law, 5767-2007, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense (MOD) and may be subject to a requirement to obtain a specific license from the MOD for any export of defense related products and/or knowhow. The definition of defense marketing activity is broad and includes any marketing of “defense equipment,” “defense knowhow” or “defense services” outside of Israel, which includes “dual-use goods and technology” (material and equipment intended in principle for civilian use and that can also be used for defensive purposes, such as our cybersecurity solutions) that is specified in the list of Goods and Dual-Use Technology annexed to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, if intended for defense use only, or is specified under Israeli legislation. “Dual-use goods and technology” will be subject to control by the Ministry of Economy if intended for civilian use only. In December 2013, regulations under the Wassenaar Arrangement included for the first time a chapter on cyber-related matters, which chapter was last amended in December 2018. We believe that our products do not fall under this chapter; however, in the future we may become subject to this regulation or similar regulations, which would limit our sales and marketing activities and could therefore have an adverse effect on our results of operations. Similar issues could arise under the U.S. defense/military export controls under the Arms Export Control Act and the International Traffic in Arms Regulations. Accordingly, there can be no assurance whether our solutions would be impacted by any potential new regulations pertaining to cybersecurity products and services similar to those provided by us, and what impact potential new regulations would have on our sales or our costs relating to compliance.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

Since our initial public offering in September 2014, our ordinary shares have traded on the NASDAQ Global Select Market (“NASDAQ”) as high as $109.77 per share and as low as $22.12 per share through February 28, 2019. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

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

The trading price for our ordinary shares is affected by any research or reports that securities or industry analysts publish about us, our business or our industry. If one or more of the analysts who cover us or our business publish inaccurate or unfavorable research reports about us or our business, and in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause our share price to decline. In addition, industry analysts often provide reviews of our offerings, as well as those of our competitors, and perception of our offerings in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and professional services or compared to prior reviews of our offerings, our brand may be adversely affected.

As a foreign private issuer whose shares are listed on NASDAQ, we may follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain rules of NASDAQ. We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and NASDAQ requirements relating to distribution of our annual report to shareholders. As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital (as prescribed by NASDAQ’s rules). Further, as permitted by the Companies Law and in accordance with the generally accepted business practice in Israel, we do not distribute our annual report to shareholders but make it available through our public website. We may in the future elect to follow Israeli home country practices with regard to other matters such as director nomination procedures, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection than is accorded to shareholders of domestic issuers. See “Item 16.G. Corporate Governance.”

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

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, although pursuant to the Companies Law, we disclose the annual compensation of our five most highly compensated office holders (as defined under the Companies Law) on an individual basis, including in this annual report.

Since a majority of our voting securities are either directly or indirectly owned of record by residents of the United States, we would lose our foreign private issuer status if any of the following were to occur: (i) the majority of our executive officers or directors were U.S. citizens or residents, (ii) more than 50 percent of our assets were located in the United States, or (iii) our business was administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely on NASDAQ exemptions from certain corporate governance requirements that are available to foreign private issuers.

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

If we are unable to satisfy the requirements of Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002 or if our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and the completeness of our financial reports and the trading price of our ordinary shares may be negatively affected.

Pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, we must include an auditor attestation on our internal control over financial reporting.

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

Irrespective of compliance with Sections 404(a) and 404(b), any failure of our internal control over financial reporting could have a material adverse effect on our stated results of operations and harm our reputation. In order to implement changes to our internal control over financial reporting triggered by a failure of those controls, we could experience higher than anticipated operating expenses, including higher independent auditor fees during and after the implementation of these changes.

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

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

Generally, if for any taxable year, after the application of certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income (as defined in the relevant provisions of the Code), we would be characterized as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes under the Code. Based on our market capitalization and our income, assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year that ended December 31, 2018. Because PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year, it is not possible to determine whether we will be characterized as a PFIC for the current taxable year, or for any subsequent year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. Holder (as defined in “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences”), including upon a sale, exchange, or other disposition of our ordinary shares, or upon the receipt of distributions in respect of our ordinary shares. We cannot provide any assurances in determining whether we or any of our non-U.S. subsidiaries are a PFIC for any taxable year. Prospective U.S. Holders should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (“CFC”). Additionally, because our group consists of one or more U.S. subsidiaries, under recently enacted rules, certain of our non U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances in determining whether we or any of our non U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFC, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. U.S. investors should consult their own advisors regarding the potential application of these rules to their investment in our ordinary shares.

We do not intend to pay dividends on our ordinary shares for the foreseeable future so any returns will be limited to changes in the value of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price, which may or may not occur.

Risks Relating to Our Incorporation and Location in Israel

Our headquarters, substantially all of research and development activities and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters and principal research and development facilities are located in Israel. In addition, a large number of our key employees and certain directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, including, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. In addition, the Israeli government’s commitment to covering the reinstatement value of direct damages caused by terrorist attacks or acts of war, could be eliminated or may not be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2018, we had 429 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We were granted Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. We elected the alternative benefits program, pursuant to which income derived from the Approved Enterprise program is tax-exempt for two years and enjoys a reduced tax rate of 10.0% to 25.0% for up to a total of eight years, subject to an adjustment based on the percentage of foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises under the Investment Law. In March 2013, we notified the Israel Tax Authority that we apply the new tax Preferred Enterprise regime under the Investment Law instead of our Approved Enterprise and Benefited Enterprise. Accordingly, we are eligible for certain tax benefits provided to Preferred Enterprises under the Investment Law. If we do not meet the conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended, for the Preferred Enterprise, any of the associated tax benefits may be canceled, and we would be required to repay the amount of such benefits, in whole or in part, including interest and CPI linkage (or other monetary penalties). Starting from 2017, we are eligible for the Technological Preferred Enterprise regime, a sub-category of the Preferred Enterprise regime, which grants enhanced tax benefits to enterprises with significant research and development activities. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates which would harm our financial condition and results of operation. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion under future Israeli tax benefit regimes. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

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

We are incorporated in Israel. The majority of our directors and executive officers, and the Israeli auditors listed in this annual report reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of the procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder are, and will continue to be, governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. corporations.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, shareholders have a general duty to refrain from discriminating against other shareholders and a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or chief executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C. Board Practices — Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers.”

ITEM 4.                  INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

CyberArk Software Ltd. was founded in 1999 with the vision of protecting high-value business data and pioneered our Digital Vault technology, which is the foundation of our primary platform. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provides a secure platform through which our customers’ employees can share sensitive files. We believe our early innovation in vaulting technology enabled us to evolve into a company that provides a comprehensive security solution built for privileged access management. In 2005, we introduced our Privileged Access Security Solution, which has become our leading offering and reflects our emphasis on protecting privileged access across an organization. In September 2014, we listed our ordinary shares on NASDAQ. In 2015, we acquired Viewfinity, a provider of Windows least privilege management and application control software, as well as Cybertinel, a cybersecurity company specializing in cyber threat detection technology. In May 2017, we acquired Conjur Inc., a provider of DevOps security software, and in March 2018, we acquired Vaultive, Ltd., a cloud security provider. Based on our continued innovation, today we are the leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline.

We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-229164-2. Our principal executive offices are located at 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel, and our telephone number is +972 (3) 918-0000. Our website address is www.cyberark.com. Information contained on, or that can be accessed through, our website is not part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States is CyberArk Software, Inc., located at 60 Wells Avenue, Newton, MA 02459, and our telephone number is (617) 965-1544.

Principal Capital Expenditures

Our cash capital expenditures for fiscal years 2016, 2017 and 2018 amounted to $2.8 million, $6.8 million and $8.6 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space and the purchase of furniture, computers and related equipment. We anticipate our capital expenditures in fiscal year 2019 to be in a range of $6 million to $8 million. We anticipate our capital expenditures in 2019 will be financed with cash on hand and cash provided by operating activities.

B.	Business Overview

We are the global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. Our software solutions are focused on protecting privileged accounts, credentials and secrets, which are consistently sought-after by cyber attackers to accomplish their goals. Privileged accounts are pervasive and act as the “keys to the IT kingdom,” providing complete access to, and control of, IT infrastructure (whether located on-premises or in the cloud), applications, DevOps tools, and critical business data. In the hands of an external attacker or malicious insider, privileged credentials allow attackers to take control of and disrupt an organization’s IT environment and industrial control systems, steal confidential information and commit financial fraud. Our comprehensive solutions proactively protect credentials, isolate and monitor sessions, detect and respond to privileged threats, provide secrets management for commercial off the shelf applications and applications built using DevOps methodologies, and enforce privileged access security on the endpoint. Our customers use our innovative solutions to introduce a critical security layer to protect against, detect and respond to cyber attacks before they strike vital systems, compromise sensitive data and disrupt business operations.

Organizations worldwide are experiencing an unprecedented increase in the sophistication, scale and frequency of cyber attacks. The challenge this presents is intensified by the growing adoption of modern technologies such as cloud computing, new container and micro-service-based cloud native application architectures leveraging DevOps methodologies, enterprise mobility and social networking, which has resulted in increasingly complex and distributed IT environments with significantly larger attack surfaces. Organizations have historically relied upon perimeter-based threat protection solutions such as network and web security tools as the predominant defense against cyber attacks, yet these traditional solutions have a limited ability to stop today’s advanced threats. Many organizations are still in the early stages of adapting their security strategies to address this new threat environment and are evolving their approaches based on the assumption that their network perimeter has been or will be breached. They are therefore increasingly implementing privileged access management as a new layer of protection to disrupt attacks against their on-premises and cloud-based assets before they result in the loss of confidential information or other serious damage. Regulators are also mandating rigorous compliance with new laws that call for heavy fines for not protecting the security and privacy of customer’s personally identifiable information.

We believe that the implementation of a privileged access security solution is the most critical component of an effective security strategy. Privileged accounts, credentials and secrets represent some of the most vulnerable aspects of an organization’s IT infrastructure. Privileged accounts are used by system administrators, third-party and cloud service providers, applications and business users, and they exist in nearly every connected device, server, hypervisor, container, operating system, database, application and endpoint. Due to the broad access and control they provide, privileged access exploitation has become a critical stage of the cyber attack lifecycle. The typical cyber attack involves an attacker effecting an initial breach, escalating privileges to access target systems, moving laterally through the IT infrastructure to identify valuable targets, and exfiltrating, or stealing, the desired information.

Our solutions can be deployed in traditional on-premises data centers, public, private or hybrid cloud environments. Our innovative software solutions are the result of 20 years of research and expertise, combined with valuable knowledge we have gained from working with our diverse population of customers and from our acquisitions of Viewfinity, Cybertinel, Conjur, and Vaultive.

The CyberArk Privileged Access Security solution provides the most comprehensive approach to securing privileged credentials on-premises and in the cloud, from every endpoint and application, and throughout the DevOps pipeline. The Core Privileged Access Security offering provides risk-based credential protection, session isolation and monitoring to detect and prevent attacks involving privileged access. This solution can be extended with least privilege control for Linux, Unix, and Windows servers as well as domain control protection. CyberArk also provides application credential and DevOps secrets management with Application Access Manager and protection of privilege on endpoints with Endpoint Privilege Manager. CyberArk supports standard deployment methodologies (on-premises, hybrid, and in the cloud) with multiple licensing options including perpetual as well as subscription licensing available for each of these deployments. In addition, CyberArk Privilege Cloud is offered as a SaaS deployment and Endpoint Privilege Manager is available for on-premises and SaaS deployments.

Every product in the CyberArk Privileged Access Security solution is stand-alone and can be managed independently while still sharing resources and data from common infrastructure, and integrates out of the box with over 100 types of IT assets.

At the core of the infrastructure are an isolated vault server, a unified policy engine, a discovery engine and layers of security that provide scalability, reliability and unmatched security for privileged accounts, credentials and secrets.

Our solution complements other vendors’ IT, security and cloud solutions in two significant ways. First, through enhancing the security of these solutions by reducing the misuse potential of privileged accounts used by or incorporated within these solutions and second, through the sharing of valuable information between the solutions, for improved detection, protection and response in the event of a cyber attack.

In April 2016, we announced the launch of the C3 Alliance, CyberArk’s global technology partner program, which brings together enterprise software, IT Security and services providers to build on the power of privileged access security to better protect customers from cyber threats. The program establishes a product integration foundation with our C3 Alliance technology partners for the benefit of our mutual customers. We launched the CyberArk Marketplace in April 2018 to provide a trusted platform for customers to easily find and deploy integrations from the C3 Alliance, partners, and community members.

As of December 31, 2018, we had more than 4,450 customers, including more than 50% of the Fortune 500 companies and more than 30% of the Global 2000 companies. We define a customer to include a distinct entity, division or business unit of a company. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology and telecommunications, as well as government agencies. We sell our solutions through a high touch hybrid model that includes direct sales, channel sales, managed security service providers, as well as advisory firm partners. This provides us with significant opportunities to grow our current customer base. Further, the relationships developed with our channel and advisory firms allow us to benefit from their global reach and maintain close relationships with our customers. Additionally, we continue to enhance our product offerings and go-to-market strategy by establishing technology alliances within the IT infrastructure and security vendor ecosystem.

Industry Background

The continuous string of targeted, damaging breaches executed by both external attackers and malicious insiders, along with an increase in the attack surface due to the growing complexity and distributed nature of IT environments, have made it extremely challenging for enterprises and government agencies around the world to protect sensitive information and infrastructure. These challenges, along with the increasing amount of data security regulations, are driving the need for security solutions that provide a critical layer of IT security and complement traditional threat protection technologies by protecting privileged accounts, credentials and secrets.

Our Solutions

Our solutions secure organizations’ high-value data and critical IT assets by providing proactive protection against external and internal cyber threats and enabling real-time detection and neutralization of attacks involving privileged access.

Our solutions consist of Core Privileged Access Security for risk-based credential security and session management with advanced add-on options for least privilege server and domain controller protection. Customers can also purchase Application Access Manager for secrets management for applications, tools, containers and DevOps, and Endpoint Privilege Manager for least privilege and credential theft protection for workstations. Application Access Manager is a new offering introduced in early 2019 that combines the former Application Identity Manager and Conjur Enterprise. Conjur continues to be available to developers as open source software. CyberArk offers least privilege and credential theft protection for workstations with Endpoint Privilege Manager. These solutions leverage a common technology platform that includes our secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine. We also offer over 100 certified joint solutions with leading cloud, security, and IT management providers via our C3 Alliance program.

Core Privileged Access Security

CyberArk’s Core Privileged Access Security offering includes risk-based credential security and session management to protect against attacks involving privileged access. This offering includes CyberArk’s industry leading Enterprise Password Vault for credential protection; Privileged Session Manager for session management; and Privileged Threat Analytics to detect and proactively respond to privileged access threats. We began selling these three products together as Core Privileged Access Security starting in January 2018. CyberArk’s Core Privileged Access Security can be deployed in an on-premises data center, in a hybrid cloud or a public cloud environment either as a perpetual or a term based license. In addition, Core Privilege Access Security is available as a SaaS solution with the CyberArk Privilege Cloud. CyberArk Privilege Cloud is designed for commercial customers and includes credential protection and session management.

The Core Privileged Access Security solution secures and rotates passwords, credentials, and SSH keys to prevent the malicious use of privileged access by external attackers and malicious insiders. The solution manages, secures, and automatically rotates privileged credentials based on an organization’s security policies; and enforces granular access controls and workflows to protect who can access which credentials and when. Automated processes reduce the time it takes to manually track and update privileged credentials to meet audit and compliance standards.

The solution also secures, isolates, controls and monitors privileged user sessions to critical Unix, Linux, and Windows-based systems, databases, virtual machines, network devices, mainframes, websites, SaaS applications, cloud platforms, DevOps tools and more. It provides a single-access control point, helps prevent malware from jumping to a target system through the isolation of end users, and records every keystroke and mouse click for continuous monitoring. Detailed session recordings and the ability to search, locate, and alert on sensitive events without having to filter through logs simplifies compliance audits and accelerates forensic investigations. Real-time monitoring helps provide continuous protection for privileged access as well as automatic suspension and termination of privileged sessions if any activity presents a high-level of risk to the organization. The solution provides full two-way integration with third-party SIEM solutions with automated alerting on anomalous activity. It also provides Active Directory (AD) Bridge capabilities that enable organizations to centrally manage Unix users and accounts that are linked to AD through the CyberArk platform. Native access to supported targets simplifies adoption by end users while enabling organizations to maintain a strong security posture. With the acquisition of Vaultive in March 2018 and the launch of Privileged Session Manager for Cloud in October 2018, CyberArk now offers native access for web-based applications, including support for leading cloud platforms, PaaS providers, SaaS, and social media applications.

Lastly, the Core Privileged Access Security offering enables organizations to detect, alert and respond to anomalous privileged activity indicating an in-progress attack. The solution collects a targeted set of data from multiple sources, including the CyberArk Digital Vault, SIEM and the network. A combination of machine learning, behavioral analysis, and statistical and deterministic algorithms enables organizations to detect indications of compromise early in the attack lifecycle by identifying malicious privileged access activity across on-premises and cloud environments.

The Core Privileged Access Security offering can be extended to secure least privilege on Linux, Unix, and Windows servers and protect domain controllers.

Least Privilege Server Protection. The CyberArk Core Privileged Access Security offering allows privileged users to use administrative commands from their native Linux/Unix and Windows sessions while eliminating unneeded root access or admin rights. This solution provides unified and correlated logging of all super user activity linking it to a personal username while providing the freedom needed to perform job functions. Granular access control is enforced while continuously monitoring all administrative commands executed by super users based on their role and task.

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

Application Access Manager

CyberArk offers privileged access, credential and secrets management for applications with Application Access Manager. The offerings can be used to secure credentials in commercial off-the-shelf applications as well as applications built on containers and micro-services using DevOps methodologies. Application Access Manager incorporates the capabilities previously provided by Application Identity Manager and Conjur Enterprise, and was first made available in 2019.

For commercial off-the-shelf applications, Application Access Manager can be used to eliminate hard-coded application scripts and credentials without requiring code changes while meeting enterprise requirements for performance and availability. Application Access Manager supports a broad range of commercial off-the-shelf applications including application servers, IT management software, security applications such as vulnerability scanners, and Robotic Process Automation tools on variety of platforms from z/OS to Linux and Windows.

For cloud native applications built using DevOps methodologies, Application Access Manager manages secrets and credentials used by non-human users including DevOps and PaaS tools, micro-services and containers. Application Access Manager is based on a distributed, high availability architecture that is architected for dynamic and elastic cloud environments. Application Access Manager integrates with CyberArk’s Enterprise Password Vault, DevOps tools such as Ansible, Chef, Jenkins and Puppet, PaaS platforms such as Red Hat OpenShift and Pivotal Cloud Foundry and container orchestration platforms such as Kubernetes.

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

Our Services

Maintenance and Support

Our customers typically purchase one year or, to a lesser extent, three years, of software maintenance and support, in conjunction with their initial purchase of perpetual licenses for our products. Thereafter, they can renew such maintenance and support for additional one or three-year periods. These two alternative maintenance and support periods are common in the software industry. Customers pay for each alternative in full at the beginning of their terms. The substantial majority of our contracts sold are for a one-year term. For example, for the years 2016 through 2018 approximately 85% of the renewal contracts were for a one year term.

Our global customer support organization has expertise in our software and how it interacts with complex IT environments. When sales are made to customers directly, we typically also provide any necessary maintenance and support pursuant to a maintenance and support contract directly with the customer. When sales are made through channels, the channel partner (primarily in the EMEA and Asia Pacific and Japan regions) typically provides the first and second level support, and we typically provide third level support if the issue cannot be resolved by the channel partner.

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

Professional Services

Our products are designed to allow customers to download, install and deploy them on their own. CyberArk solutions are highly configurable and many customers will select either one of our many trained channel partners or our CyberArk Security Services team to provide expert professional services. Our Security Services team can be contracted to assist customers in planning, installing and configuring our solution to meet the needs of their security and IT environment, and provide technical account management services. Our Security Services team provides ongoing consulting services regarding best practices in privileged access security, and recommended ways to implement our solutions to meet specific customer requirements. Additionally, they share best practices associated with privileged access security to educate customers and partners on such best practices through virtual classroom, live face-to-face, or self-paced classes.

Our Technology

Our comprehensive solutions rely on a set of proprietary technologies that provide a high level of security, scalability and reliability. The core technologies included in our solutions are as follows.

Shared Technology Platform. Our shared technology platform is the foundation of the CyberArk Privileged Access Security Solution and includes our secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine. Our Digital Vault is an encrypted server that only responds to preset vault protocols to promote security throughout an organization’s network. CyberArk solutions use the Digital Vault to safely store, audit and manage passwords, privileged credentials and secrets, policy information and privileged account session data. Our proprietary vault protocol technology enables distributed deployments across global networks for central management and auditing while providing enterprise-wide global coverage. Our Web Management Interface provides a single, user-friendly interface for customers to set, manage and monitor privileged access security policies across an entire organization in a matter of minutes while allowing for granular level exceptions to meet the organization’s specific operational needs. Organizations can also leverage REST APIs to automate privileged access security tasks and quickly integrate CyberArk solutions with existing security, operations and DevOps tools. Our Master Policy Engine and Discovery Engine enable organizations to understand the scope of privileged access risk and help ensure that all privileged activity is accounted for by automatically discovering new privileged accounts or changes to existing accounts.

Secure Digital Vault Technology. Our proprietary Digital Vault technology provides a highly secure, isolated environment, independent of other software, and is engineered with multiple layers of security. Our Digital Vault provides a data encryption mechanism that eliminates the need for encryption key management by the end user, while each object in our Digital Vault is encrypted with its own unique encryption key. To ensure security throughout the network, our Digital Vault communicates within an organization’s network and over the internet through a proprietary and highly protected Vault Protocol, enabling an organization to implement the centrally managed Privileged Access Security Solution with products located in multiple datacenters and geographic locations. Our Digital Vault provides an additional level of protection by preventing the vault administrator from accessing or discovering protected data stored within it. In addition, our Digital Vault database is embedded, isolated and self-managed as part of our Digital Vault software, thereby blocking database administrator access to our Digital Vault database to further eliminate threats. Our Privileged Access Security Solution’s additional products use the highly secured Digital Vault to safely store, audit and manage passwords, privileged credentials, policy information and privileged access session data.

Sophisticated Threat Analytics Algorithms. Our team of cyber experts and development engineers has developed proprietary algorithms that are at the core of our privileged analytics and threat detection solution. These algorithms were developed using our deep understanding of cybersecurity and cyber attack techniques, together with over a decade of rich experience in analyzing privileged access activities. Our solution uses these proprietary algorithms to construct a behavioral profile for privileged users within an organization and continuously updates the profile based on normal changes in behavior. Once a behavioral profile is established, the threat analytics algorithms provide the ability to look for deviations from that profile in order to identify anomalies in user behavior. It then scores each individual anomaly and determines the level of threat based on the correlation of such anomalous events. Additionally, agents can be deployed to analyze and to detect Kerberos-based attacks against domain controllers in real-time. These attacks are particularly dangerous since they enable attackers to gain unrestricted access and control to the entire IT infrastructure. Alerts with full details of the incident, including the probability of malicious intent, can be raised immediately, allowing an organization’s incident response team to review the potential threat and take action when necessary.

Strong Application Authentication and Credential Management. The Application Access Manager architecture allows an organization to eliminate hard-coded application credentials, such as passwords and encryption keys, from applications and scripts. Our secure, proprietary technology permits authentication of an application during run-time, based on any combination of the application’s signature, executable path or IP address, and operating system user. Following application authentication, the authenticated application uses a secure application programming interface, or API, to request privileged account credentials during run-time and, based on the application permissions in our Privileged Access Security Solution, up-to-date credentials are provided to the application. To ensure business continuity, and high availability and performance even within complex and distributed network environments, our advanced product architecture provides a secure local credentials cache on the application server, eliminating the dependency on network availability and traffic during a run-time application credential request. Our proprietary architecture provides even higher value in application server environments, allowing an organization to eliminate application credentials without the need to perform any code changes or impacting application availability.

Privileged Session Recording and Controls. Our innovative privileged session recording and control mechanisms provide the ability to isolate an organization’s IT systems from end-user desktops, while monitoring and recording the privileged session activities. Our proprietary architecture provides a highly secure, proxy-based solution that does not require agent installation on the target systems and provides a single-access control point to the target systems. The architecture blocks direct communication between an end-user’s desktop and a target system, thus preventing potential malware on the desktop from infiltrating the target system. This architecture further ensures that privileged credentials will remain protected and will not be exposed to the end-user or reach the desktop. CyberArk session monitoring solutions support native connectivity to Windows and other graphical platforms via native RDP tools, and Linux/Unix using native SSH tools. Additionally, following the acquisition of Vaultive the solution provides native access to SaaS applications, cloud consoles, DevOps tools, social media platforms and more. Native access not only streamlines the connection process and workflow, but more importantly it unifies and enforces organizational security policy across disparate targets. Comprehensive recording capabilities provide the ability to record every keystroke and mouse click on the privileged session, and also provide DVR-like recordings with search, locate and alert capabilities. Risk scoring can be applied to each recorded session, automating the review of all privileged sessions and enabling auditors to prioritize and deprioritize workloads based on risk.

Strong Endpoint Security. Following the acquisition of Viewfinity, Inc. in 2015, we began offering endpoint agent technology, which provides policy-based privilege management, application control and credential theft protection capabilities. The agent is able to detect privileged commands, and application installation or invocation on the endpoint, and to validate whether it is permissible by the organization’s security policy, otherwise blocking the operation or allowing it to run in a restricted mode (via application whitelisting, blacklisting and greylisting). Having users operate in a least privilege mode together with our agent-based technology effectively reduces the attack surface that attackers or malware can exploit. The solution leverages third party threat and reputation information to enrich the policy and black-list definitions to further strengthen controls and block bad or malicious applications based on such security intelligence.

Our Customers

As of December 31, 2018, we had more than 4,450 customers, including more than 50% of the Fortune 500 companies and more than 30% of the Global 2000 companies. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology and telecommunications, as well as government agencies.

Our business is not dependent on any particular customer. No customer in 2016, 2017 and 2018 and no channel partner in 2017 and 2018 accounted for more than 10% of our revenues. In 2016, our largest channel partner accounted for approximately 12.1% of our revenues. Our diverse global footprint is evidenced by the fact that in 2018, we generated 54.7% of our revenues from customers in the United States, 32.7% from the EMEA region and 12.6% from the rest of the world, including countries in North and South America other than the United States and countries in the Asia Pacific region.

Sales and Marketing

Sales

We believe that our hybrid sales model, which combines the leverage of high touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business, the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, consisting of the Americas, EMEA and Asia Pacific and Japan regions. As of December 31, 2018, our global network of channel partners consisted of more than 400 resellers, distributors and managed service providers. Our channel partners generally complement our sales efforts by helping identify potential sales targets, maintaining relationships with certain customers and introducing new products to existing customers and offering post-sale professional services and technical support. In 2018, we generated approximately 35% of our revenues from direct sales from our field offices located throughout the world. Approximately 50% of our sales in the United States are direct while the substantial majority of our sales in the EMEA region and the rest of the world are through channel partners. We work with many global systems integration partners and several leading regional security value added resellers, such as Optiv Security Inc., Computacenter PLC, Orange S.A. Business Services (Orange Cyberdefense), Atos SE, M.Tech, NCC Group, Guidepoint Security LLC, Netpoleon Solutions, and Edvance. These companies were each among our top 15 channel partners in 2017 and 2018 by revenues and we have derived a meaningful amount of revenues from sales to each of them during the last two years. Further, we work with advisory firms such as Deloitte and KPMG in marketing our solutions and providing implementation services to our customers.

Our sales cycle varies by size of the customer, the number of products purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to many months for sales to new customers or large deployments. To support our broadly dispersed global channel and customer base, as of December 31, 2018, we had sales personnel in 35 countries. We plan to continue investing in our sales organization to support both the growth of our channel partners and our direct sales organization.

Marketing

Our marketing strategy is focused on building our brand strength, communicating the benefits of our solutions, developing leads and increasing sales to existing customers. We market ourselves as the global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. We execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation for our products, generating qualified leads for our sales force and channel partners. Our marketing efforts also include public relations in multiple regions and extensive content development available through our website. We are focused on ongoing thought-leadership campaigns to reinforce our positioning as the privileged access security leader. Our marketing team is expanding its efforts by investing in analytics-driven lead development, stronger global coordination, quick response to current events and proactive and consistent communication with market analysts.

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and continuing to enhance existing products and services, as well as developing new products, features and functionality to meet market needs. We believe the timely development of new products and capabilities is essential to maintaining our competitive position. We regularly release new versions of our software which incorporate new features and enhancements to existing ones. We also maintain a dedicated CyberArk Labs team that researches reported advanced cyber attacks, the attackers’ techniques and post-exploit methods that lead to new security development initiatives for our products, and provides thought-leadership on new product capabilities and targeted attack mitigation.

As of December 31, 2018, we had 287 employees focused on research and development. We conduct our research and development activities primarily in Israel. We believe this provides us with access to world class engineering talent. Our research and development expenses were $34.6 million, $42.4 million, and $57.1 million in 2016, 2017 and 2018, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property.

As of December 31, 2018, we had 34 issued patents in the United States, and 41 pending U.S. patent applications. We also had 3 issued patents and 20 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications.

The inventions for which we have sought patent protection relate to current and future elements of our products and technology. The following list of products identifies some of those with patent-protected features but other products may also be protected by one or more patents: Digital Vault, Discovery & Audit tool, Privileged Threat Analytics, Privileged Session Manager, Endpoint Privilege Manager and Application Access Manager.

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

Our industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the security industry have extensive patent portfolios. As our market position continues to grow, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or third parties will claim that our products infringe their proprietary rights. From time to time, third parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners, users or customers, whom our standard license and other agreements may obligate us to indemnify against such claims under certain circumstances. Successful claims of infringement or misappropriation by a third party could prevent us from developing, distributing, licensing, using certain products, performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and to indemnify our customers and partners (and parties associated with them). Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected.

Competition

The IT security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with a multitude of companies that offer a broad array of IT security products that employ different approaches and delivery models to address these evolving threats.

Our current and potential future competitors include BeyondTrust Corporation, One Identity LLC, Thycotic Software Ltd., Microsoft Corporation, Broadcom Inc. (which acquired CA Technologies) and Oracle Corporation in the access and identity management market, some of which may offer solutions at lower price points. Further, we may face competition due to changes in the manner that organizations utilize IT assets and the security solutions applied to them, such as the provision of privileged account security functionalities as part of public cloud providers’ infrastructure offerings, or cloud-based identity management solutions. Limited IT budgets may also result in competition with providers of other advanced threat protection solutions such as McAfee, LLC, Palo Alto Networks, Splunk Inc., and Symantec Corporation. We also may compete, to a certain extent, with vendors that offer products or services in adjacent or complementary markets to privileged account security, including identity management vendors and cloud platform providers such as Amazon Web Services, Google Cloud Platform, and Microsoft Azure.

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

Properties

Our corporate headquarters are located in Petach Tikva, Israel in an office consisting of approximately 111,341 square feet to which we moved in September 2017. The current lease expires in June 2022 with an extension option for two successive one year periods. Our U.S. headquarters are located in Newton, Massachusetts in an office consisting of approximately 32,463 square feet. The lease expires in June 2026 with an extension option for two successive five year periods. We maintain additional offices in the U.K. and Singapore along with regional sales offices in France, Germany, Australia, Japan, Italy, Netherlands, Spain and Turkey and a second research and development office in Israel of approximately 3,660 square feet following the acquisition of Vaultive. We believe that our facilities are sufficient to meet our current needs and that if we require additional space to accommodate our growth we will be able to obtain additional facilities on commercially reasonable terms.

Internal Cybersecurity

As we provide privileged access security products, we are sensitive as to the possibility of cyber attacks and data theft, since a breach of our system could provide data information regarding not only us, but potentially regarding the customers that our solutions protect. Further, we may be targeted by cyber terrorists because we are an Israeli company. We are also aware of the impact of an actual or perceived breach of our network may have on the market perception of our products and services and potential liability.

We are focused on implementing new technologies and solutions to assist in prevention of potential and attempted cyber attacks, as well as protective measures and contingency plans in the event of an existing attack. We have made certain updates to our IT infrastructure to enhance our ability to prevent and respond to such threats and we routinely test the infrastructure for vulnerabilities.

We conduct periodic trainings for our employees in this respect on phishing, malware and other cybersecurity risks and we have mechanisms in place designed to ensure prompt internal reporting of potential or actual cybersecurity breaches. Finally, our agreements with third parties also typically contain provisions that reduce or limit our exposure to liability.

Legal Proceedings

See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

C.	Organizational Structure

The legal name of our company is CyberArk Software Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries all of which are 100% owned directly or indirectly by CyberArk Software Ltd.:

Name of Subsidiary	Place of Incorporation
CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) PTE. LTD.	Singapore
Cyber-Ark Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd. CyberArk Software (Japan) K.K. CyberArk Software Canada Inc. CyberArk USA Engineering, LP	Australia Japan Canada Delaware, United States

D.	Property, Plants and Equipment

See “Item 4.B.—Business Overview—Property” for a discussion of property, plants and equipment.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. Our software solutions are focused on protecting privileged accounts, credentials and secrets, which are consistently sought-after by cyber attackers to accomplish their goals. Privileged accounts are pervasive and act as the “keys to the IT kingdom” providing complete access to, and control of, IT infrastructure (whether located on-premises or in the cloud), applications, DevOps tools, and critical business data. In the hands of an external attacker or malicious insider, privileged credentials allow attackers to take control of and disrupt an organization’s IT environment and industrial control systems, steal confidential information and commit financial fraud. Our comprehensive solutions provide risk-based credential and session management to detect and protect against attacks involving privileged access, secure secrets used by applications, and enforce privileged access security on the endpoint. Our customers use our innovative solutions to introduce a critical security layer to protect against, detect and respond to cyber attacks before they strike vital systems, compromise sensitive data and disrupt business operations.

We derive our revenues from licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services to the extent requested by customers. Our license revenues consist primarily of revenues from sales of our Core Privileged Access Security Solution. Our customers typically purchase one year and, to a lesser extent, three years, of maintenance and support in conjunction with their initial purchase of perpetual licenses for our products. Thereafter, they can renew such maintenance and support for additional one or three-year periods.

We have experienced significant growth over the last several years, as evidenced by a compound annual growth rate in revenues of 25.9% from 2016 to 2018. We have also increased our number of employees and subcontractors from 823 as of December 31, 2016 to 1,146 as of December 31, 2018. We intend to continue to execute on our strategy of growing our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies and products. We intend to continue to invest in the development of our sales and marketing teams, with a particular focus on expanding our channel partnerships, targeting new customers, creating technology partnerships and solidifying relationships with existing customers. We also plan to continue to invest in research and development in order to continue to develop technology to protect modern enterprises from privileged access security risk from hybrid to cloud-native environments

During the years ended December 31, 2016, 2017 and 2018, our revenues were $216.6 million, $261.7 million and $343.2 million, respectively, representing year-over-year growth of 20.8% and 31.1% in 2017 and 2018, respectively, and with maintenance and professional services comprising 43.6% and 43.9% of our revenues in 2017 and 2018, respectively. Our net income for the years ended December 31, 2016, 2017 and 2018 was $28.1 million, $16.0 million and $47.1 million, respectively.

Key Financial Metrics

We monitor several key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key financial metrics that we monitor are as follows:

	Year ended December 31,
	2016	2017	2018
	(in thousands)
Revenues	$216,613	$261,701	$343,199

Gross profit	186,462	219,853	294,738
Non-GAAP gross profit(1)	189,268	226,355	303,651

Operating income	35,956	20,326	47,292
Non-GAAP operating income(1)	58,014	51,850	90,460

Net income	28,124	16,015	47,072
Non-GAAP net income(1)	45,245	41,895	76,523

Net cash provided by operating activities	56,310	80,737	130,125
Total deferred revenues (as of period-end)	73,506	105,235	149,534

(1)
For a reconciliation of non-GAAP gross profit, non-GAAP operating income to operating income and of non-GAAP net income to net income, the most directly comparable GAAP measures, see “Item 3.A. Selected Financial Data.”

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

The amount that a customer pays for a license can vary from a few thousand dollars to many millions of dollars depending on its scope. We generally license our products on a price per user or price per server basis; however, our license agreements with a small number of our largest customers do not contain any limit on the number of users or servers in recognition of the size of the overall agreement. We also license certain of our products based on the number of concurrent sessions monitored or endpoints secured. As a result, we do not track, and are unable to track, the amount of license revenues we generate on per user or per server basis. We do, however, maintain internal price guidelines for different size transactions and, since our cost of license revenues is negligible, we generate incremental profit from every license. Although we are focused on growing our customer base, our revenues are a function of both the size of initial sales to new customers and the size of upsells or cross sells to existing customers. We seek to increase the number of large transactions that we enter into because they better leverage our operating expense base, and particularly our sales and marketing expenses, and also generate larger maintenance and support contracts to drive future revenues and margins.

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

Non-GAAP Gross Profit, non-GAAP Operating Income and Non-GAAP Net Income. Non-GAAP gross profit, Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP gross profit, non-GAAP operating income and non-GAAP net income as gross profit, operating income and net income, respectively, which each exclude (i) share-based compensation expense and (ii) amortization of intangible assets related to acquisitions. Non-GAAP operating income also excludes (i) expenses related to acquisitions, and (ii) expenses related to facility exit and transitions costs. Non-GAAP net income also excludes (i) tax effects related to the non-GAAP adjustments set forth above, (ii) tax effects related to the impact to our deferred tax assets as a result of the Tax Act and (iii) intra-entity intellectual property transfer tax effects.

We believe that providing non-GAAP gross profit, non-GAAP operating income and non-GAAP net income that exclude, as appropriate, share-based compensation expense, expenses related to acquisitions, amortization of intangible assets related to acquisitions, the tax effects related to these non-GAAP adjustments, intra-entity intellectual property transfer tax effects and the tax effects related to the impact to our deferred tax assets as a result of the Tax Act allows for more meaningful comparisons between our financial results from period to period. Share-based compensation expense has been, and will continue to be a significant recurring expense in our business and an important part of the compensation we provide to employees for the foreseeable future. Share-based compensation expense has varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense. We also believe that expenses related to our acquisitions, amortization of intangible assets related to acquisitions, facility exit and transitions costs, intra-entity intellectual property transfer tax effects and the impact of the Tax Act, do not reflect the performance of our core business and would impact period-to-period comparability. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own financial results over different periods of time. In particular, these financial measures reflect our operating expenses, the largest of which is currently sales and marketing. Accordingly, we assess the effectiveness of our sales and marketing efforts in part by considering whether increases in such expenditures are reflected in increased revenues and increased non-GAAP operating income and non-GAAP net income. The material factors driving changes in these financial measures are discussed under the subheading “—Comparison of Period to Period Results of Operations.” As well as under “Item 3.A. Selected Financial Data.”

Net Cash Provided by Operating Activities. We monitor net cash provided by operating activities as a measure of our overall business performance. Our net cash provided by operating activities is driven in large part by net income and from up-front payments for maintenance and support contracts and to a lesser extent professional services. Monitoring net cash provided by operating activities enables us to analyze our financial performance as it includes our deferred revenues and removes the non-cash effects of certain items such as depreciation, amortization and share-based compensation expense, thereby allowing us to better understand and manage the cash needs of our business. The material factors driving changes in our net cash provided by operating activities are discussed under “—Liquidity and Capital Resources.”

Total Deferred Revenues. Our total deferred revenues consist of amounts that have been collected but that have not yet been recognized as revenues because they do not meet the applicable criteria. The substantial portion of our deferred revenues consists of the unrecognized portion of upfront payments associated with maintenance and support contracts. We monitor our total deferred revenues because it represents a significant portion of revenues to be recognized in future periods. Substantially all of the increase in our total deferred revenues has been from growth in our maintenance and support contracts which, in turn, is driven by growth of our license revenues. The material factors driving changes in our license revenues are discussed under “—Comparison of Period to Period Results of Operations.”

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

Components of Statements of Operations

Revenues

Our revenues consist of the following:

•
License Revenues. License revenues are generated primarily from sales of licenses for our Privileged Access Security, Application Access Manager and Endpoint Privilege Manager solutions. The substantial majority of our license revenues has been from sales of our Privileged Access Security solution. Customers can purchase our standard Core Privileged Access Security solution which provides risk-based credential security and session management with advanced add-on options for least privilege server protection and domain controller protection. Customers can also purchase Application Access Manager for secrets management for all application types, including DevOps, and Endpoint Privilege Manager for least privilege and credential theft protection for workstations. The standard Core Privileged Access Security solution is licensed per privileged user or per server; the add-on advanced options for least privilege server protection and domain controller protection are licensed by target system. Endpoint Privilege Manager is also licensed by system. Application Access Manager has two different licensing approaches based on deployment model. The first model is licensed by agent for mission-critical applications like application servers that require the highest levels of performance and availability. The second model is agentless for more dynamic cloud native applications; for this model, Application Access Manager is licensed by calling system for smaller configurations and is licensed by site/region for larger installations. We also generate a small amount of our license revenues through sales of Sensitive Information Management solution, our first product to market, licensed by the permitted number of users of the software.

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

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, including Canada, Central and South America, as well as the Asia Pacific and Japan region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2016		2017		2018
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands)
United States	$125,749	58.1%	$145,453	55.6%	$187,704	54.7%
EMEA	68,094	31.4%	81,778	31.2%	112,086	32.7%
Rest of World	22,770	10.5%	34,470	13.2%	43,409	12.6%

Total revenues	$216,613	100.0%	$261,701	100.0%	$343,199	100.0%

Cost of Revenues

Our total cost of revenues consists of the following:

•
Cost of License Revenues. Cost of license revenues consists primarily of amortization of intangible assets, costs incurred by third-party software vendors and shipping costs associated with delivery of our software. We expect the absolute cost of license revenues to increase as our license revenues increase.

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

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel and consultants as well as allocated overhead costs, amortization and depreciation. We continue to expect that our research and development expenses will continue to increase in absolute dollars and at least in line with our revenue growth rate as we continue to grow our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new products.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including variable compensation, as well as marketing and business development costs, product certifications, travel expenses, allocated overhead costs, depreciation and amortization of intangibles assets. We expect that sales and marketing expenses will continue to increase in absolute dollars and at least in line with our revenue growth rate as we plan to expand our sales and marketing efforts globally. We continue to expect sales and marketing expenses will remain our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include external legal, accounting and other professional service fees. We continue to expect that general and administrative expense will increase in dollars and at least in line with our revenue growth rate as we grow and expand our operations and operate as a public company, including higher corporate insurance, investor relations and accounting expenses, and the additional costs relating to our ongoing regulatory compliance efforts.

Financial Income (Expenses), Net

Financial income (expenses), net consists of interest income, foreign currency exchange gains or losses and foreign exchange forward transactions expenses. Interest income consists of interest earned on our cash, cash equivalents, short and long-term bank deposits and marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Taxes on Income

The standard corporate tax rate in Israel is currently 23.0%, and was 25.0% and 24.0% for 2016 and 2017, respectively.

As discussed in greater detail below under “Israeli Tax Considerations and Government Programs”, we have been entitled for various tax benefits under the Investment Law. Under the Investment Law, our tax rate to be paid with respect to our eligible Israeli taxable income under these benefits programs is 16.0% for 2016 and 12.0% for 2017 onwards.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated deduction of research and development expenses, accelerated depreciation and amortization rates for tax purposes on certain intangible assets and deduction of public offering expenses in three equal annual installments.

Our non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of organization. Due to our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2016		2017		2018(1)
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
Revenues:
License	$131,530	60.7%	$147,640	56.4%	$192,514	56.1%
Maintenance and professional services	85,083	39.3	114,061	43.6	150,685	43.9

Total revenues	216,613	100.0	261,701	100.0	343,199	100.0

Cost of revenues:
License	4,726	2.2	7,911	3.0	10,526	3.1
Maintenance and professional services	25,425	11.7	33,937	13.0	37,935	11.0

Total cost of revenues	30,151	13.9	41,848	16.0	48,461	14.1

Gross profit	186,462	86.1	219,853	84.0	294,738	85.9

Operating expenses:
Research and development	34,614	16.0	42,389	16.2	57,112	16.6
Sales and marketing	93,775	43.3	126,739	48.4	148,290	43.2
General and administrative	22,117	10.2	30,399	11.6	42,044	12.3

Total operating expenses	150,506	69.5	199,527	76.2	247,446	72.1

Operating income	35,956	16.6	20,326	7.8	47,292	13.8
Financial income, net	245	0.1	4,103	1.5	4,551	1.3

Income before taxes on income	36,201	16.7	24,429	9.3	51,843	15.1
Taxes on income	(8,077)	(3.7)	(8,414)	(3.2)	(4,771)	(1.4)

Net income	$28,124	13.0%	$16,015	6.1%	$47,072	13.7%

(1)
On January 1, 2018, we adopted ASC No. 606 using the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under ASC No. 606, while prior period results are not adjusted and continue to be reported in accordance with historic accounting under ASC No. 605. See Note 2(n) to our consolidated financial statements included elsewhere in this report for further information.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

Revenues

	Year ended December 31,
	2017		2018		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
License	$147,640	56.4%	$192,514	56.1%	$44,874	30.4%
Maintenance and professional services	114,061	43.6	150,685	43.9	36,624	32.1

Total revenues	$261,701	100.0%	$343,199	100.0%	$81,498	31.1%

Revenues increased by $81.5 million, or 31.1%, from $261.7 million in 2017 to $343.2 million in 2018. This increase was due to increased sales of our solutions driving growth in both our license revenues and our maintenance and professional services revenues. The increase in revenues includes a benefit of $5.2 million following the adoption of ASC No. 606. See Note 2(n) to our consolidated financial statement included elsewhere in this report for further information. Revenues growth was largest in the United States, where revenues increased by $42.3 million and in EMEA with an increases of $30.3 million compared to $8.9 million in the rest of the world. The significant increase in revenues from the United States and EMEA primarily resulted from a higher volume of deals including large transactions of greater than $1.0 million each that together accounted for $40.4 million. Multiple large transactions or even a single large transaction in a specific period could materially impact relative growth rates among our different regions for a particular period. We increased our number of customers from approximately 3,650 as of December 31, 2017 to more than 4,450 as of December 31, 2018.

License revenues increased by $44.9 million, or 30.4%, from $147.6 million in 2017 to $192.5 million in 2018. In 2018, approximately 60% of license revenues were generated from sales to customers from whom we had generated revenues before this period. Substantially all of the license revenue growth resulted from increased sales of our Core Privileged Access Security as well as strong growth from Endpoint Privilege Manager and Application Access Manager.

Maintenance and professional services revenues increased by $36.6 million, or 32.1%, from $114.1 million in 2017 to $150.7 million in 2018. Maintenance revenues increased by $31.1 million from $92.9 million in 2017 to $124.0 million in 2018, with renewals accounting for approximately $10.7 million and initial maintenance contracts for approximately $20.4 million, respectively, of this increase. Professional services revenues increased by $5.5 million from $21.2 million in 2017 to $26.7 million in 2018 primarily due to the provision of more services to customers.

Cost of Revenues and Gross Profit

	Year ended December 31,
	2017		2018		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
License	$7,911	3.0%	$10,526	3.1%	$2,615	33.1%
Maintenance and professional services	33,937	13.0	37,935	11.0	3,998	11.8

Total cost of revenues	$41,848	16.0%	$48,461	14.1%	$6,613	15.8%

Gross profit	$219,853	84.0%	$294,738	85.9%	$74,885	34.1%

Cost of license revenues increased by $2.6 million, or 33.1%, from $7.9 million in 2017 to $10.5 million in 2018. The increase in cost of license revenues was driven primarily from amortization of intangible assets.

Cost of maintenance and professional services revenues increased by $4.0 million, or 11.8%, from $33.9 million in 2017 to $37.9 million in 2018. The increase in cost of maintenance and professional services revenues was driven primarily by a $4.6 million increase in personnel costs and related expenses and a $0.3 million increase in facility costs offset by a $1.4 million decrease in the use of third party contractors for services. Our technical support and professional services headcount grew from 188 at the end of 2017 to 214 at the end of 2018.

Gross profit increased by $74.9 million, or 34.1%, from $219.9 million in 2017 to approximately $294.8 million in 2018. Gross margins increased from 84.0% in 2017 to 85.9% in 2018. This was driven by our revenue growth outpacing the growth of our cost of revenue as well as higher utilization of our professional services team.

Operating Expenses

	Year ended December 31,
	2017		2018		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$42,389	16.2%	$57,112	16.6%	$14,723	34.7%
Sales and marketing	126,739	48.4	148,290	43.2	21,551	17.0
General and administrative	30,399	11.6	42,044	12.3	11,645	38.3

Total operating expenses	$199,527	76.2%	$247,446	72.1%	$47,919	24.0%

Research and Development. Research and development expenses increased by $14.7 million, or 34.7%, from $42.4 million in 2017 to $57.1 million in 2018. This increase was primarily attributable to a $13.5 million increase in personnel costs and related expenses, as we increased our research and development team headcount from 250 at the end of 2017 to 287 at the end of 2018 to support continued investment in our future product and service offerings. The increase was also attributable to a $0.8 million increase related to facility costs.

Sales and Marketing. Sales and marketing expenses increased by $21.6 million, or 17.0%, from $126.7 million in 2017 to $148.3 million in 2018. This increase was primarily attributable to an $18.0 million increase in personnel costs and related expenses due to increased headcount in all regions to expand our sales and marketing organization. The increase in personnel costs and related expenses was net of a benefit due to deferred contract costs of $12.8 million following the adoption of ASC No. 606. See Note 2(n) to our consolidated financial statements included elsewhere in this report for further information. The increase was also attributable to a $2.1 million increase in expenses related to our marketing programs and a $0.7 million increase in facility costs. Our sales and marketing headcount grew from 491 at the end of 2017 to 541 at the end of 2018.

General and Administrative. General and administrative expenses increased by $11.6 million, or 38.3%, from $30.4 million in 2017 to $42.0 million in 2018. This increase was primarily attributable to an increase of $9.0 million in personnel costs and related expenses due to increased headcount coupled with a $0.9 million increase in services fees due to external legal counsels, accounting and insurance costs and a $0.7 million increase in facility costs. Our General and administrative headcount grew from 86 at the end of 2017 to 104 at the end of 2018.

Financial Income (Expenses), Net. Financial income (expenses), net changed by $0.5 million from $4.1 million of income in 2017 to $4.6 million of income in 2018. This change resulted primarily from an increase of $3.2 million in interest income from investments in marketable securities and short and long-term bank deposits offset by a $2.8 million loss from foreign currency exchange differences.

Taxes on Income. Taxes on income decreased from $8.4 million in 2017 to $4.8 million in 2018. Our effective tax rate was 34.4% in 2017 and 9.2% in 2018. The higher effective tax rate in 2017 in comparison to 2018 was mainly attributed to a $6.5 million tax expense from adjustment to our deferred tax assets as a result of the Tax Act.

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

License revenues increased by $16.1 million, or 12.2%, from $131.5 million in 2016 to $147.6 million in 2017. In 2017, approximately 60% of license revenues were generated from sales to customers from whom we had generated revenues before this period. Substantially all of the license revenue growth resulted from increased sales of our Privileged Access Security solution, driven by increased demand for our Enterprise Password Vault and Privileged Session Manager as well as strong growth from Endpoint Privilege Manager and Application Identity Manager.

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

Cost of maintenance and professional services revenues increased by $8.5 million, or 33.5%, from $25.4 million in 2016 to $33.9 million in 2017. The increase in cost of maintenance and professional services revenues was driven primarily by a $6.2 million increase in personnel costs and related expenses as our technical support and professional services headcount grew from 166 at the end of 2016 to 188 at the end of 2017. The increase was also attributable to a $1.1 million increase related to third party consultants.

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

Financial Income (Expenses), Net. Financial income (expenses), net changed by $3.9 million from $0.2 million of income in 2016 to $4.1 million of income in 2017. This change resulted primarily from an increase of $1.1 million in interest income from investments in marketable securities and short and long-term bank deposits and from an increase of $2.7 million due to gains from foreign currency exchange.

Taxes on Income. Taxes on income increased from $8.1 million in 2016 to $8.4 million in 2017. Our effective tax rate was 22.3% in 2016 and 34.4% in 2017. The higher effective tax rate in 2017 in comparison to 2016 is mainly attributed to a $6.5 million tax expense from adjustment to our deferred tax assets as a result of the new Tax Act partially offset by the stock based compensation benefit recognized as a result of the adoption of Accounting Standards Update No. 2016-09.

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

Revenue Recognition

We generate revenues mainly from licensing the rights to use our software products and maintenance professional services. We sell our products through our direct sales force and indirectly through resellers. Payment is typically due within 30 to 90 calendar days of the invoice date.

We recognize revenues in accordance with ASC No. 606. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

We enter into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide professional services. The license is distinct upon delivery as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We do not grant a right of return to our customers.

In instances of contracts which revenue recognition differs from the timing of invoicing, we determined that those contracts generally do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive or provide financing.

We allocate the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For maintenance, we determine the standalone selling prices based on the price at which we separately sell a renewal contract. For professional services, we determine the standalone selling prices based on the prices at which we separately sell those services. For software licenses, we determine the standalone selling prices by taking into account available information such as historical selling prices, geographic location, and our price list and discount policy.

Software license revenues, perpetual or term based, are recognized at the point of time when the license is made available for download by the customer. Maintenance revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years. Professional services revenues consist mostly of time and material services which are recognized as the services are performed.

Deferred revenue includes unearned amounts received under maintenance and support contracts, professional services and amounts received from customers for licenses that do not meet the revenue recognition criteria as of the balance sheet date. Deferred revenues are recognized as (or when) we perform under the contract.

Deferred Contract Costs

We pay sales commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Based on our technology, customer contracts and other factors, we have determined the expected period of benefit to be approximately five years. Sales commissions on initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and amortized on a straight line basis over the related contractual renewal period. Amortization expense of these costs are included in sales and marketing expenses.

On January 1, 2018, we adopted ASU No. 606 using the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under ASC No. 606, while prior period results are not adjusted and continue to be reported in accordance with historic accounting under prior guidance. The most significant impact of the new standard relates to the way we account for term license arrangements and costs to obtain customer contracts. Specifically, under the historic revenue standard, ASC No. 605, we recognize both the term license and maintenance revenues ratably over the contract period whereas under the current revenue standard, term license revenues are recognized upfront, upon delivery, and the associated maintenance revenues are recognized over the contract period. In addition, we also implemented the guidance in ASC No. 340-40, "Other Assets and Deferred Costs." Under the historic accounting policy, sales commissions were expensed as incurred. The current standard requires the capitalization of all incremental costs that we incur to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided we expects to recover the costs. For further information see Note 2(n) to our consolidated financial statements included elsewhere in this report for further information.

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

ASC No. 350, “Intangible—Goodwill and other” requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit’s fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. We operate as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. We elect to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

For the years ended December 31, 2016, 2017 and 2018, no impairment losses were identified.

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

Income Taxes

We account for income taxes in accordance with ASC No. 740-10, “Income Taxes” (“ASC No. 740-10”). ASC No. 740-10 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We established reserves for uncertain tax positions based on the evaluation of whether or not the Company's uncertain tax position is “more likely than not” to be sustained upon examination based on its technical merits. We record interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

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

General Corporate Tax Structure in Israel

The standard corporate tax rate in Israel is currently 23.0%, and was 25.0% and 24.0% for 2016 and 2017, respectively. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to tax at the prevailing ordinary corporate tax rate.

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

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively in 2013, and then increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) could be entitled, under certain conditions and limitations, to further reduced tax rates.

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

We applied the new benefits under the 2011 Amendment instead of the benefits provided to our Approved Enterprise and Benefited Enterprise as of 2013 tax year onwards.

New Tax Benefits under the 2017 Amendment.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income” which is generally generated by “Benefited Intangible Assets”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, or NATI.

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

Recently Issued Accounting Pronouncements

See Note 2(z) and Note 2(aa) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards issued.

B.	Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. We have also raised capital through the sale of equity securities in public offerings and to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses and capital expenditures.

As of December 31, 2018, we had $451.2 million of cash, cash equivalents, short-term bank deposits and marketable securities. This compared with cash, cash equivalents, short-term bank deposits and marketable securities of $330.3 million and $295.5 million as of December 31, 2017 and 2016, respectively. We believe that our existing cash, cash equivalents, marketable securities and short-term bank deposits will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products and the continuing market acceptance of our software offerings.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	($ in thousands)
Net cash provided by operating activities	$56,310	$80,737	$130,125
Net cash used in investing activities	(122,233)	(94,996)	(48,743)
Net cash provided by financing activities	3,969	2,624	17,980

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

Net Cash Provided by Operating Activities

Our cash flows historically have reflected our net income coupled with changes in our non-cash working capital. During the year ended December 31, 2018, operating activities provided $130.1 million in cash as a result of $47.1 million of net income, adjusted by $36.0 million of non-cash charges related to share-based compensation expenses, $10.1 million related to depreciation and amortization expenses, a $6.1 million net increase from other long-term assets and liabilities and change of $37.9 million in non-cash working capital, offset by a $7.1 million increase in deferred tax assets.

The change of $37.9 million in non-cash working capital was due to a $28.9 million increase in short term deferred revenues, an increase of $6.9 million in employees and payroll accruals and a net decrease of $5.2 million in other current assets, offset by an increase of $3.1 million in trade receivables. Our days’ sales outstanding, DSO, was 52 days for the year ended December 31, 2018.

During the year ended December 31, 2017, operating activities provided $80.7 million in cash as a result of $16.0 million of net income, adjusted by $25.2 million of non-cash charges related to share-based compensation expenses, $7.9 million related to depreciation and amortization expenses, a $14.9 million increase in long term deferred revenues, a $5.9 million decrease in deferred tax assets and change of $11.0 million in non-cash working capital offset by a $0.2 million net increase from other long-term assets and liabilities.

The change of $11.0 million in non-cash working capital was due to a $16.9 million increase in short-term deferred revenues, a $3.0 million increase in accrued expenses and other current liabilities, an increase of $6.3 million in employees and payroll accruals offset by an increase of $15.2 million in other current assets. Our DSO was 63 days for the year ended December 31, 2017

During the year ended December 31, 2016, operating activities provided $56.3 million in cash as a result of $28.1 million of net income, adjusted by $17.5 million of non-cash charges related to share-based compensation expenses, $6.5 million related to depreciation and amortization expenses, a $6.1 million increase in long term deferred revenues and a $0.5 million net increase from other long-term assets and liabilities, offset by both an increase of $1.1 million in deferred tax assets and change of $1.3 million in non-cash working capital.

The change of $1.3 million in non-cash working capital was due to a $13.0 million increase in short-term deferred revenues, a $2.4 million decrease in accrued expenses and other current liabilities, an increase of $2.6 million in employees and payroll accruals and an increase of $14.5 million in other current assets. Our DSO was 56 days for the year ended December 31, 2016.

Net Cash Used in Investing Activities

Investing activities have consisted primarily of investment in, and proceeds from, short-term and long-term deposits, investment in, and proceeds from marketable securities, acquisitions and purchase of property and equipment.

Net cash used in investing activities was $122.2 million, $95.0 million and $48.7 million for the years ended December 31, 2016, 2017 and 2018, respectively.

The decrease of $46.3 million in net cash used in investing activities in 2018 was due to a net decrease of $25.3 million in investments in short and long term deposits and marketable securities and a decrease of $22.9 million in payments for business acquisitions, net of cash acquired, offset by capital expenditures of $1.9 million to support our growth during the period including hardware, software, office equipment and leasehold improvements.

The decrease of $27.2 million in net cash used in investing activities in 2017 was due to an increase of $72.5 million in proceeds from short and long term deposits and marketable securities, offset by an increase of $41.3 million in payments for business acquisitions, net of cash acquired, and capital expenditures of $4.0 million to support our growth during the period including hardware, software, office equipment and leasehold improvements.

Net Cash Provided by Financing Activities

Our financing activities have consisted of proceeds from the issuance and sale of our securities, excess tax benefit from stock-based compensation and proceeds from the exercise of share options. Net cash provided by financing activities was $4.0 million, $2.6 million and $18.0 million for the years ended December 31, 2016, 2017 and 2018, respectively. Net cash provided by financing activities was attributable to an increase in proceeds from exercise of stock options granted to employees.

C.	Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel. As of December 31, 2018, our research and development department included 287 employees and contractors. In 2018, research and development costs accounted for 16.6% of our total revenues.

We employ a strategy of seeking patent protection for some of our technologies. As of December 31, 2018, we have obtained 37 issued patents for certain of our technologies in various jurisdictions, including the United States and have 61 pending patent applications that were filed in various jurisdictions, including the United States. No patent or patent application is material to the overall conduct of our business.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.             Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.             Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2018:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Operating lease obligations(1)	$30,972	$5,512	$11,328	$10,369	$3,763
Uncertain tax obligations(2)	1,993	—	—	—	—
Severance pay(3)	5,597	—	—	—	—

Total	$38,562	$5,512	$11,328	$10,369	$3,763

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and certain motor vehicles.

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

(3)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination, retirement or death of the respective employee and may be reduced if the employee’s termination is voluntary. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. As of December 31, 2018, $2.0 million is unfunded. See Note 2(l) to our consolidated financial statements included elsewhere in this report for further information.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 14, 2019:

Name	Age	Position
Executive Officers
Ehud (Udi) Mokady	50	Chairman of the Board and Chief Executive Officer and Founder
Joshua Siegel	55	Chief Financial Officer
Chen Bitan	49	General Manager, EMEA, Asia Pacific and Japan
Ronen (Ron) Zoran	44	Chief Revenue Officer
Roy Adar	47	Senior Vice President, Product Management
Donna Rahav	40	General Counsel, Corporate Secretary and Compliance Officer

Directors
Gadi Tirosh(1)(3)(4)	52	Lead Independent Director
Ron Gutler(1)(2)(3)(4)	61	Director
Kim Perdikou(1)(2)(3)(4)	61	Director
David Schaeffer(4)	62	Director
Amnon Shoshani(2)(4)	55	Director
François Auque(4)	62	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Member of our nominating and governance committee.

(4)	Independent director under the rules of NASDAQ.

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

Directors

Gadi Tirosh has served as a member of our board of directors since June 2011, as chairman of the board between July 2013 and June 2016 and as lead independent director since July 2016. Since 2018, Mr. Tirosh has served as Venture Partner at Jerusalem Venture Partners, an Israeli venture capital firm that focuses, among other things, on cybersecurity companies and operates the JVP Cyber Labs incubator. From 2005 to 2018, he served as Managing Partner at Jerusalem Venture Partners. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd. (NASDAQ: NNDS) later acquired by Cisco Systems, Inc. a provider of end-to-end software solutions to the pay-television industry, including content protection and video security. Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

Ron Gutler has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. From August 2012 through January 2018, Mr. Gutler served as chairman of the board of the College of Management Academic Studies in Israel. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Wix.com Ltd. (NASDAQ: WIX), Psagot Investment House, Psagot Securities and Hapoalim Securities USA (HSU) and the Chairman of the Board of Psagot Market Making. Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem, Israel.

Kim Perdikou has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Ms. Perdikou serves as Chairman of REBBL Inc., which she joined in June 2014, a private beverage company delivering taste, function and nutrition. Ms. Perdikou serves on the board of Trunomi, LTD a private fintech startup, based in Bermuda, from June 2018. Ms. Perdikou served as the Juniper Networks, Inc. (NYSE: JNPR) board observer on two of Juniper’s portfolio companies from January 2013 to July 2014. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. from 2006 to 2010 and from August 2000 to January 2006, respectively. Ms. Perdikou served as a Managing Member of CloudScale Capital Partners, which she joined in August 2017 until August 2018. Ms. Perdikou served on the board of directors and audit committee of Lam Research Corporation (NASDAQ: LRCX), a major provider of wafer fabrication equipment and services, from May 2011 to November 2012. Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University (now the West of Scotland University) in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master’s of Science in information systems from Pace University in New York, the United States.

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

Amnon Shoshani has served as a member of our board of directors since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd., Cabaret Holdings Ltd. and ArbaOne Inc. ventures activities where he had a lead role in managing the group’s portfolio companies. Within that role, since 2018, Mr. Shoshani has served as the President and Chairman of the Board of Smartech-The Industry Pivot Ltd., a company that provides game changing technologies to the industrial world. Between 2005 and 2018, he served as CEO and Chairman of the Board of Smartech-The Industry Pivot Ltd. (then TIP-The Industry Pivot Ltd.). From 1994 to April 2005, Mr. Shoshani owned a Tel-Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds an LL.B. from Tel Aviv University, Israel.

Francois Auque has served as a member of our board of directors since February 2019. Mr. Auque serves as an observer on the board of Rexel SA from October 2018. Mr. Auque served as the General Partner and Chairman of the Investment Committee of Airbus Ventures, the venture capital arm of Airbus between 2016 and 2018. From 2000 to 2016, Mr. Auque headed the Airbus space division as a member of Airbus Group’s Executive Committee. Between 1991 and 2000, Mr. Auque served as Chief Financial Officer of Aerospatiale (then Aerospatiale-Matra), one of the three founding firms of the European Aeronautic Defense and Space Company (EADS), Europe’s largest aerospace company (currently Airbus). Mr. Auque holds a Master’s Degree in Finance from Ecole des Hautes Etudes Commercials in Paris, France, a Bachelor of Arts Degree in Public Administration from the Paris Institute of Political Studies in Paris, France, and is a graduate in economics from Ecole Nationale d’ Administration in Paris, France.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, to our directors and executive officers with respect to the year ended December 31, 2018 was $16.4 million. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation paid to our five most highly compensated office holders (as defined in the Companies Law and described under “Board Practices— Disclosure of Compensation of Executive Officers” below) during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)
Ehud (Udi) Mokady, Chairman of the Board & CEO	$375,000	$145,378	$662,779	$5,494,159
Joshua Siegel, Chief Financial Officer	322,650	93,985	364,499	2,211,945
Ronen (Ron) Zoran, Chief Revenue Officer	300,000	83,503	374,376	1,298,445
Chen Bitan, General Manager, EMEA, Asia Pacific and Japan	259,245	82,800	213,641	873,722
Marianne Budnik, Chief Marketing Officer	250,000	41,696	140,571	896,162

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements for the year ended December 31, 2018.

(2)
All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2018.

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

(4)	Amounts reported in this column refer to Variable Compensation such as earned commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2018.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2018 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in paragraph c of Note 10 to our audited consolidated financial statements, which are included in this annual report.

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

Directors’ Service Contracts

Other than with respect to Ehud (Udi) Mokady, our Chairman of the Board and Chief Executive Officer, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company, except that directors are permitted to exercise vested options for one year following the termination of their service.

Equity Incentive Plans

2014 Share Incentive Plan

The 2014 Share Incentive Plan, or the 2014 SIP, was adopted by our board of directors and became effective on June 10, 2014. The 2014 SIP was approved by our shareholders on July 10, 2014. The 2014 SIP provides for the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates, under varying tax regimes. The maximum aggregate number of shares that may be issued pursuant to awards under this 2014 SIP is the sum of (a) 422,000 shares plus (b) an increase of 1,220,054 shares as of January 1, 2015 plus (c) on January 1 of each calendar year commencing in 2016, a number of shares equal to the lesser of: (i) an amount determined by our board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 shares. Additionally, any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2018, 3,024,726 ordinary shares underlying share-based awards were outstanding under the 2014 SIP and 1,279,921 ordinary shares were reserved for future grant under the 2014 SIP. On January 1, 2019, the aggregate number of ordinary shares reserved for issuance under the 2014 SIP was increased by 1,300,000 shares. Either our board, or a committee established by our board, administers the 2014 SIP, and the board may, at any time, suspend, terminate, modify, or amend the 2014 SIP retroactively or prospectively.

The board or the committee may grant awards intended to qualify as an incentive stock option, non-qualified stock option, Israeli Income Tax Ordinance Section 102 award, Section 3(9) award, or other designations under other regimes. Other than with respect to incentive stock options, governed by the specific exercise price provisions of the 2014 SIP, the exercise price of any award will be determined by the committee or the board (as applicable). Unless otherwise stated in the applicable award agreement, option awards under the 2014 SIP expire ten years after their grant date. Upon termination of the employment or service of a grantee, any unvested awards will be forfeited on the termination date. Upon termination by reason of death, disability or retirement, all of the grantee’s vested awards may be exercised at any time within one year after such death or disability or within three months following retirement. Upon termination for “cause” (as defined in the 2014 SIP), all awards granted to such grantee (whether vested or not) will be forfeited on the termination date. Upon termination for any other reason all vested and exercisable awards at the time of termination may, unless earlier terminated in accordance with their terms, be exercised within up to three months after the termination date (or such different period as the committee will prescribe).

The committee and the board may grant restricted shares under the 2014 SIP. If a grantee’s employment or service to the company or any affiliate thereof terminates for any reason prior to the vesting of such grantee’s restricted shares, any unvested shares will be forfeited by such grantee. The committee and the board may also grant restricted share units, or RSUs, performance share units, or PSUs and other awards under the 2014 SIP, including shares, cash, cash and shares, other share units, share appreciation rights, and/or the opportunity to purchase our shares in connection with our public offerings.

In order to comply with the provisions of Section 102, all awards to Israeli grantees must be held in trust for the benefit of the relevant grantee for the requisite period prescribed by the Ordinance.

Upon a “Change in Control” event (as defined in the 2014 SIP), any award then outstanding will be assumed or substituted by us or the successor corporation or by any affiliate thereof, as determined by the committee. Regardless of whether or not awards are assumed or substituted, the committee may: (1) provide for grantees to have the right to exercise their awards or otherwise for the accelerated vesting of the unvested underlying shares, under such terms as the committee will determine, including the cancellation of all unexercised awards (whether vested or unvested) upon or immediately prior to the closing of the Change in Control; and/or (2) provide for the cancellation of each outstanding and unexercised award at or immediately prior to the closing of the Change in Control, and payment to the grantees of an amount in cash, our shares, the acquirer or of a corporation or other business entity which is a party to the Change in Control or other property, as determined by the committee to be fair in the circumstances, and subject to such terms and conditions as determined by the committee.

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

2011 Share Incentive Plan

The 2011 Share Incentive Plan, or the 2011 SIP, was adopted by our board of directors and became effective on July 14, 2011. The 2011 SIP was approved by our shareholders on December 20, 2011. Any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2018, 166,434 options to purchase ordinary shares remained outstanding under the 2011 SIP. No new awards may be granted under the 2011 SIP.

Either our board or a committee established by our board administers the 2011 SIP. Option awards to purchase our ordinary shares that were granted under the 2011 SIP are designated in the applicable award agreement as an incentive stock option, non-qualified stock option, Section 102 award (with such designation to include the relevant tax track), Section 3(i) award, or other designations under other regimes. All awards granted under the 2011 SIP have vested. Upon termination of employment or service of a grantee, any unvested options are forfeited on the termination date. Upon termination by reason of death, disability or retirement, all of the grantee’s vested options may be exercised at any time within one year after such death or disability or within three months following retirement. Upon termination for cause (as defined in the 2011 SIP), all options granted to such grantee (whether vested or not) are forfeited on the termination date. Upon termination for any other reason all vested and exercisable options at the time of termination may, unless earlier terminated in accordance with their terms, be exercised within up to 90 days after the termination date.

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

2001 Stock Option Plan and 2001 Section 102 Stock Option Plan

The 2001 Stock Option Plan, or the 2001 SOP, and the 2001 Section 102 Stock Option Plan, as amended on March 5, 2003, or the 2001 Section 102 SOP were adopted by our board of directors and became effective on March 27, 2001. The 2001 SOP and the 2001 Section 102 SOP were approved by our shareholders on March 22, 2002. If an option granted under the 2001 SOP expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to such option will be available for subsequent grants under the 2014 SIP. If an employee’s rights in any options under the 2001 Section 102 SOP do not vest, such options may be reissued under the 2014 SIP. As of December 31, 2018, a total of 7,070 options to purchase ordinary shares remained outstanding under the 2001 SOP and the 2001 Section 102 SOP. The 2001 SOP and the 2001 Section 102 SOP terminated on March 27, 2011, other than with respect to those awards outstanding under the 2001 SOP and the 2001 Section 102 SOP at the time of such termination. No new awards may be granted under the 2001 SOP or the 2001 Section 102 SOP.

The 2001 SOP and the 2001 Section 102 SOP are administered by a committee appointed by the board, which may amend outstanding option agreements with the affected grantee’s consent. Pursuant to the May 30, 2013 board resolution, the respective term of the options that were granted by us to certain employees of the company and of our UK subsidiary was extended from 10 years to 15 years.

The terms of the options granted under the 2001 SOP and the 2001 Section 102 SOP are generally set forth in the applicable award agreement; however, an incentive stock option may be exercised for at least three months following termination of a grantee’s employment (or for one year following a termination due to the grantee’s death or disability). Upon certain acquisitions and similar events (as specified in the 2001 SOP and the 2001 Section 102 SOP), the board will take any one or more of the following actions with respect of the then outstanding options: (i) provide that such options shall be assumed, or equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the grantees, provide that all the then-unexercised options will become exercisable in full as of a specified time prior to the acquisition event and will terminate immediately prior to the consummation of such acquisition event, (iii) upon a merger under the terms of which holders of our outstanding ordinary shares will receive upon consummation thereof a cash payment for each share surrendered in the merger, make or provide for a cash payment to the grantees equal to a formula provided in the 2001 SOP, or (iv) upon written notice to the grantees, provide that all the then vested and unvested outstanding options will terminate immediately prior to the consummation of such acquisition event, and to the extent the vested options will have not been exercised prior to the acquisition event, all such options will become null and void at the consummation of such acquisition event.

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

We comply with the rule of NASDAQ that requires a majority of our directors to be independent as defined under NASDAQ corporate governance rules. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under such rules. Under our articles of association, our directors serve for a period of three years pursuant to the staggered board provisions of our articles of association. Under our articles of association, our board of directors must consist of at least four and not more than nine directors. Our board of directors currently consists of seven directors.

Pursuant to our articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting, the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

Our directors are divided among the three classes as follows:

(i) the Class I directors are Ehud (Udi) Mokady and David Schaeffer, and their term expires at the annual general meeting of shareholders to be held in 2021 at the time their successors are elected and qualified;

(ii) the Class II directors, are Gadi Tirosh and Amnon Shoshani, and their term expires at the annual general meeting of shareholders to be held in 2019 at the time their successors are elected and qualified; and

(iii) the Class III directors are Ron Gutler, Kim Perdikou and François Auque, and their term expires at the annual general meeting of shareholders to be held in 2020 at the time their successors are elected and qualified.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on NASDAQ, are required to appoint at least two external directors.

Pursuant to regulations enacted under the Companies Law, the board of directors of a public company whose shares are listed on certain non-Israeli stock exchanges, including NASDAQ, that do not have a controlling shareholder (as such term is defined in the Companies Law), may, subject to certain conditions, elect to “opt-out” of the requirements of the Companies Law regarding the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located. In May 2016, our board of directors elected to opt-out of the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee.

The foregoing exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including NASDAQ, and (iii) we comply with NASDAQ listing rules applicable to domestic U.S. companies. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Under the Securities Law 1968-5728, or the Securities Law, and the Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

Lead Independent Director

Mr. Mokady has been our CEO since 2005, and following approval by our shareholders at the June 2016 annual shareholder meeting, has held that post in addition to serving as our Chairman since 2016, for the maximum period permitted under the Companies Law. As approved by our shareholders at the June 2016 annual shareholder meeting, for so long as the positions of the Chief Executive Officer and Chairman of the Board are combined, the non-executive board members will select a Lead Independent Director from among the independent directors of the board, who has served a minimum of one year as a director. If at any meeting of the board the Lead Independent Director is not present, as the Lead Independent Director for the purpose and duration of such meeting will act, in the following order, the Chairman of the Audit Committee, Chairman of the Compensation Committee, or an independent member of the board appointed by a majority of the independent members of the board present. The authorities and responsibilities of the Lead Independent Director include, but are not limited to, the following:

•
providing leadership to the board if circumstances arise in which the Chairman of the Board may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of the meeting at all meetings of the board at which the Chairman of the Board is not present, including executive sessions of the independent members of the board;

•	serving as liaison between the Chairman of the Board and the independent members of the board;

•	approving meeting agendas for the board;

•	approving information sent to the board;

•	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the board;

•	if requested by a major shareholder, ensuring that he or she is available for consultation and direct communication; and

•	performing such other duties as the board may from time to time delegate to assist the board in the fulfillment of its duties.

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

Audit Committee Role

Our board of directors has an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the listing requirements of NASDAQ, as well as the requirements for such committee under the Companies Law. The responsibilities of the audit committee under the audit committee charter include, among others, the following:

•
overseeing of our accounting and financial reporting process and the audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•
retaining and terminating our independent registered public accounting firm subject to the approval of our board of directors and, in the case of retention, of our shareholders and recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors and related fees and terms;

•
establishing systems of internal control over financial reporting, including communication and implementation thereof and the assessment of the internal controls in accordance with the Sarbanes-Oxley Act, and any attestation by the independent registered public accounting firm;

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

•	approving the working plan proposed by the internal auditor and reviewing and discussing the work of the internal auditor on a quarterly basis;

•	establishing procedures for the handling of employees’ complaints as to the deficiencies in the management of our business and the protection to be provided to such employees; and

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

Compensation Committee Composition

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each current member of the compensation committee is required to be independent under NASDAQ rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements.

Compensation Policy pursuant to the Israeli Companies Law

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, as such term is defined under the Companies Law, to which we refer as a compensation policy. That compensation policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be brought for approval by the company’s shareholders at least once every three years, which approval requires a Special Approval for Compensation (as defined below under “—Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”).

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment, obligation of payment or other benefit in respect of employment or engagement. The compensation policy must be determined and later re-evaluated according to certain factors, including the advancement of the company’s objectives, business plan and its long-term strategy andcreation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy, the size and the nature of its operations and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance, which variable compensation shall, other than with respect to office holders who report to the CEO, be primarily based on measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation. The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of company’s office holders (as described below). Accordingly, following the recommendation of our compensation committee, on November 12, 2014 and December 18, 2014, our board of directors and shareholders, respectively, approved our compensation policy.

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

For additional information, see “Item 6.B. Compensation—Compensation of Directors and Executive Officers.”

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

For additional information, see “Item 6.B. Compensation—Compensation of Directors and Executive Officers.”

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

Under the Companies Law and the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

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

•
expenses incurred by an office holder in connection with Administrative proceedings instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by Administrative proceedings, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

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

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a civil or criminal fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by our articles of association and applicable law (including without limitation), the Companies Law, the Securities Law and the Israeli Restrictive Trade Practices Law, 5758-1988. We have obtained director and officer liability insurance for the benefit of our office holders and intend to continue to maintain such insurance as deemed adequate and to the extent permitted by the Companies Law.

D.	Employees

 As of December 31, 2018, we had 1,146 employees and subcontractors with 429 located in Israel, 415 in the United States, 81 in the United Kingdom and 221 across 32 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Department	2016	2017	2018
Sales and marketing	377	491	541
Research and development	205	250	287
Services and support	166	188	214
General and administrative	75	86	104

Total	823	1,015	1,146

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

Extension orders issued by the Israeli Ministry of Economy and Industry (formerly the Israeli Ministry of Industry, Trade and Labor) apply to our employees in Israel and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.             Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2019 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to equity-based awards that are currently exercisable or exercisable within 60 days of February 28, 2019, to be outstanding and to be beneficially owned by the person holding the equity-based awards for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 37,194,054 ordinary shares outstanding as of February 28, 2019.

As of February 28, 2019, we had 10 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 37,190,287 of our outstanding ordinary shares, or 99.9% of our outstanding ordinary shares as of February 28, 2019. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 1, 2018 is included under “Item 7.B. Related Party Transactions.”

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders (1)

Executive Officers and Directors
Ehud (Udi) Mokady(2)	413,113	1.11%
Joshua Siegel	*	*
Chen Bitan	*	*
Ronen (Ron) Zoran	*	*
Roy Adar	*	*
Donna Rahav	*	*
Gadi Tirosh	*	*
Ron Gutler	*	*
Kim Perdikou	*	*
David Schaeffer	*	*
Amnon Shoshani	*	*
Francois Auque	*	*
All executive officers and directors as a group (12 persons)	896,380	2.41%

*	Less than 1%.
(1)
Certain shareholders that reported greater than 5% beneficial ownership on a Schedule 13G filed with respect to their share ownership as of December 31, 2018 have not been included in the table as their percentage ownership is less than 5% based on the number of shares outstanding as of February 28, 2019.

(2)	Mr. Mokady’s shares include 3,000 shares held in trust for family members over which Mr. Mokady is the beneficial owner.

Significant Changes

Based on a Schedule 13G/A filed with the SEC on February 14, 2019, as of December 31, 2018, Eminence Capital, LP and certain of its affiliates and subsidiaries no longer beneficially owned any of our ordinary shares.

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

The following is a description of material transactions, or series of related material transactions, since January 1, 2018, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Registration Rights

Our investor rights agreement entitles our shareholders to certain registration rights. None of our shareholder are currently entitled to registration rights.

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

Legal Proceedings

From time to time we are involved in legal proceedings or become subject to claims arising in our ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and we can reasonably estimate the amount of any such loss. Except as set forth below, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and we are not aware of any pending or threatened material legal or administrative proceedings against us.

On April 25, 2017, a complaint was filed against us, in a U.S. court, alleging breach of contract in connection with a sale made to one of our customers, seeking damages in the amount of $0.8 million plus recovery of certain implementation and replacement costs allegedly incurred by it. On October 31, 2018, the parties entered into a settlement agreement, which was approved by the U.S. court on November 2, 2018, formally dismissing this complaint.

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

B.            Significant Changes

No significant changes have occurred since December 31, 2018, except as otherwise disclosed in this annual report.

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

Under our articles of association, our board of directors must consist of not less than four but no more than nine directors, as may be fixed from time to time by our board of directors. Pursuant to our articles of association, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors are divided into three classes that are each elected at the third annual general meeting of our shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on our board of directors unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. In addition, our articles of association allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our articles of association. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director was assigned upon appointment. See “Item 6.C. Board Practices—External Directors” for a description of the exemption from the requirements under the Companies Law to appoint external directors.

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

Listing

Our ordinary shares are listed on NASDAQ under the symbol “CYBR.”

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

Certain Israeli Tax Consequences

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

Additionally, a sale of shares by a non-Israeli resident (either an individual or a corporation) may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention between the United States and the Government of the State of Israel with respect to income taxes (the “United States-Israel Tax Treaty”), the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment of the shareholder which is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or to apply for and obtain a specific withholding tax certificate of exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends paid to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), unless a reduced tax rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise or 20% if the dividend is distributed from income attributed to a Preferred Enterprise (including Technological Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, the maximum rate of withholding tax on dividends, not generated from an Approved Enterprise or Benefited Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 2% on annual taxable income exceeding NIS 803,520 in 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain (NIS 641,880 for 2018).

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain United States Federal Income Tax Consequences

The following is a description of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the United States federal income tax consequences to U.S. Holders that hold such ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that receive our ordinary shares as compensation for the performance of services;

•	persons that hold our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	persons subject to special tax accounting as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;

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

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

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

If a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax‑free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and we are eligible for the benefits of the United States-Israel Tax Treaty. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be, at your election, either deducted from your taxable income or credited against your United States federal income tax liability. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends (generally attributable to earnings and profits from source within the United States) paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income” for this purpose. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on our market capitalization and the composition of our gross income and the fair market value of our assets, and the nature of our business, we believe that we should not be classified as a PFIC for the taxable year ended December 31, 2018. Because PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the current taxable year, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

Under certain attribution rules, if we are considered a PFIC, U.S. Holders may be deemed to own their proportionate share of our PFIC subsidiaries, such subsidiaries referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

If we are considered a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a “lower-tier PFIC”), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income.

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

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund”, or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). NASDAQ is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

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

Foreign Asset Reporting

Certain U.S. Holders who are individuals or certain other non-corporate entities may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

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

Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2018, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily euros and British pounds sterling. In 2018, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, marketing programs, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar could adversely impact our operating income. In addition, since the portion of our revenues generated in euros and British pounds sterling is greater than our expenses incurred in euros and British pounds sterling, respectively, any depreciation of the euro or British pounds sterling relative to the U.S. dollar would adversely impact our operating income.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
2018	(0.1)
2017	(6.3)
2016	(1.1)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have decreased or increased, respectively, our operating income by approximately $6.0 million in 2018. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our operating income by approximately $3.4 million in 2018. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have increased or decreased, respectively, our operating income by approximately $0.6 million in 2018. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

For purposes of our consolidated financial statements, monetary assets and liabilities in local currency are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate at the date of the transaction or the average exchange rate during the reporting period.

In addition, starting January 1, 2019, in accordance with a new lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel.

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

To minimize this risk, we maintain our portfolio of cash, cash equivalents and short and long-term investments in a variety of securities, including money market funds, U.S. government and agency securities, and corporate debt securities. We do not believe that a 10% increase or decrease in interest rates would have a material impact on our operating results, cash flows or the fair value of our portfolio.

Other Market Risks

We do not believe that we have any material exposure to inflationary risks.

ITEM 12.                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2018, have concluded that, based on such evaluation, as of such date, our disclosure controls and procedures were effective such that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2018 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2018. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

ITEM 16B.             CODE OF ETHICS

We have adopted a corporate code of business conduct applicable to our executive officers, directors and all other employees. A copy of the code of conduct is delivered to every employee of CyberArk Software Ltd. and all of its subsidiaries, and is available to investors and members of the public on our website at http://investors.cyberark.com or by contacting our investor relations department. The corporate code of business conduct includes our code of ethics which is applicable to our chief executive officer, our chief financial officer and all other senior financial officers. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the code of conduct (including the code of ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2018.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2017 and 2018:

	2017	2018
	(in thousands)
Audit Fees	$559	$559
Audit-Related Fees	130	240
Tax Fees	179	227
All Other Fees	7	-

Total	$875	$1,026

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2018 were approved in accordance with our policy.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.             CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain of NASDAQ Listing Rules, provided that we disclose those NASDAQ Listing Rules with which we do not comply and the equivalent Israeli requirements that we follow instead. We currently rely on this “foreign private issuer exemption” as follows:

Quorum requirement. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the voting power of our shares (and, with respect to an adjourned meeting, generally one or more shareholders who hold or represent any number of shares), instead of 33 1/3% of the issued share capital provided under NASDAQ Listing Rule 5260(c).

Distribution of Annual and Interim Reports. Unlike NASDAQ Listing Rule 5250(d), which requires listed issuers to make annual reports on Form 20-F available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report on Form 20-F containing audited financial statements available to our shareholders at our offices (in addition to a public website). Otherwise, we comply with NASDAQ corporate governance rules requiring that listed companies have a majority of independent directors and maintain audit, compensation and nominating committees composed entirely of independent directors.

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                FINANCIAL STATEMENTS

 See pages F-2 through F-43 of this annual report.

ITEM 19.                EXHIBITS

The following are filed as exhibits hereto:

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017)

2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

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

4.4	Letter Agreement, dated June 28, 2018 between CyberArk Software, Inc. and Wells 60 Realty LLC

4.5	Summary of Office Lease Agreement, dated February 26, 2015, between the Registrant and Azorei Mallal Industries Ltd., as amended on April 7, 2016 and December 26, 2018 ∞

4.6
Second Amendment of Lease, dated February 27, 2018 between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017)

4.7	2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.8	Section 102 2001 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.9	First Amendment to Section 102 2001 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.10	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.11	CyberArk Software Ltd. 2014 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.12
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

CyberArk Software Ltd.

Date: March 14, 2019	By:	/s/ Ehud Mokady
Ehud Mokady
Chairman of the Board & Chief Executive Officer

CYBERARK SOFTWARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

Kost Forer Gabbay & Kasierer 144A Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of CyberArk Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CyberArk Software Ltd. (the Company) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 14, 2019 expressed an unqualified opinion thereon.

Adoption of ASU No. 2014-09

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue in 2018 due to the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company`s auditor since 2000.
Tel-Aviv, Israel
March 14, 2019

Kost Forer Gabbay & Kasierer 144A Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of CyberArk Software Ltd.

Opinion on Internal Control over Financial Reporting

We have audited CyberArk Software Ltd.'s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CyberArk Software Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 14, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 14, 2019

CYBERARK SOFTWARE LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$161,261	$260,636
Short-term bank deposits	107,647	106,399
Marketable securities	34,025	59,948
Trade receivables (net of allowance for doubtful debt accounts of $113 and $ 38 at December 31, 2017 and 2018, respectively)	45,315	48,431
Prepaid expenses and other current assets	7,407	6,349

Total current assets	355,655	481,763

LONG-TERM ASSETS:
Property and equipment, net	9,230	15,120
Intangible assets, net	15,664	14,732
Goodwill	69,217	82,400
Marketable securities	27,407	24,261
Prepaid expenses and other long-term assets	6,060	31,863
Deferred tax assets	19,343	23,481

Total long-term assets	146,921	191,857

TOTAL ASSETS	$502,576	$673,620

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2017	2018

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,960	$4,924
Employees and payroll accruals	25,253	32,853
Accrued expenses and other current liabilities	10,209	13,271
Deferred revenues	66,986	92,375

Total current liabilities	104,408	143,423

LONG-TERM LIABILITIES:
Deferred revenues	38,249	57,159
Other long-term liabilities	5,954	6,268

Total long-term liabilities	44,203	63,427

TOTAL LIABILITIES	148,611	206,850

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2017 and 2018; Issued and outstanding: 35,274,888 shares and 36,838,523 shares at December 31, 2017 and 2018, respectively	91	95
Additional paid-in capital	249,874	303,900
Accumulated other comprehensive income (loss)	107	(939)
Retained earnings	103,893	163,714

Total shareholders' equity	353,965	466,770

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$502,576	$673,620

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2016	2017	2018

Revenues:
License	$131,530	$147,640	$192,514
Maintenance and professional services	85,083	114,061	150,685

	216,613	261,701	343,199

Cost of revenues:
License	4,726	7,911	10,526
Maintenance and professional services	25,425	33,937	37,935

	30,151	41,848	48,461

Gross profit	186,462	219,853	294,738

Operating expenses:

Research and development	34,614	42,389	57,112
Sales and marketing	93,775	126,739	148,290
General and administrative	22,117	30,399	42,044

Total operating expenses	150,506	199,527	247,446

Operating income	35,956	20,326	47,292
Financial income, net	245	4,103	4,551

Income before taxes on income	36,201	24,429	51,843
Taxes on income	(8,077)	(8,414)	(4,771)

Net income	$28,124	$16,015	$47,072

Basic net income per ordinary share	$0.83	$0.46	$1.30
Diluted net income per ordinary share	$0.78	$0.44	$1.27

Other comprehensive income (loss)

Change in unrealized losses on marketable securities:
Unrealized loss arising during the year	(141)	(29)	(43)
	(141)	(29)	(43)
Change in unrealized gain on cash flow hedges:
Unrealized gain (loss) arising during the year	249	1,470	(2,469)
Loss (gain) reclassified into earnings	(190)	(1,159)	1,466
	59	311	(1,003)
Other comprehensive income (loss), net of taxes of $16, $(41) and $143 for the years 2016, 2017 and 2018, respectively	(82)	282	(1,046)

Total comprehensive income	$28,042	$16,297	$46,026

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained	Total shareholders'
	Shares	Amount			earnings	equity

Balance as of January 1, 2016	33,289,839	$86	$200,107	$(93)	$46,570	$246,670

Exercise of options and vested RSUs granted to employees	960,751	2	2,501	-	-	2,503
Other comprehensive loss, net of tax	-	-	-	(82)	-	(82)
Share-based compensation	-	-	17,535	-	-	17,535
Tax benefit related to share-based compensation	-	-	1,466	-	-	1,466
Net income	-	-	-	-	28,124	28,124

Balance as of December 31, 2016	34,250,590	$88	$221,609	$(175)	$74,694	$296,216

Cumulative effect adjustment resulting from adoption of new accounting pronouncements	-	-	376	-	13,184	13,560
Exercise of options and vested RSUs granted to employees	1,024,298	3	2,621	-	-	2,624
Other comprehensive income, net of tax	-	-	-	282	-	282
Share-based compensation	-	-	25,268	-	-	25,268
Net income	-	-	-	-	16,015	16,015

Balance as of December 31, 2017	35,274,888	$91	$249,874	$107	$103,893	$353,965

Cumulative effect adjustment resulting from adoption of new accounting pronouncements (see Note 2z)	-	-	-	-	12,749	12,749
Exercise of options and vested RSUs granted to employees	1,563,635	4	18,035	-	-	18,039
Other comprehensive loss, net of tax	-	-	-	(1,046)	-	(1,046)
Share-based compensation	-	-	35,991	-	-	35,991
Net income	-	-	-	-	47,072	47,072

Balance as of December 31, 2018	36,838,523	$95	$303,900	$(939)	$163,714	$466,770

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018

Cash flows from operating activities:
Net income	$28,124	$16,015	$47,072
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,488	7,856	10,078
Share-based compensation	17,535	25,237	35,964
Amortization of premium, net of accretion of discount on marketable securities	275	382	293
Tax benefit related to share-based compensation	(1,466)	-	-
Deferred income taxes, net	(1,130)	5,856	(7,056)
Increase in trade receivables	(12,920)	(11,631)	(3,116)
Increase in prepaid expenses and other current and long-term assets	(1,587)	(3,638)	(11,893)
Increase (decrease) in trade payables	(177)	(1,288)	1,955
Increase in short-term and long-term deferred revenues	19,117	31,729	47,818
Increase in employees and payroll accruals	2,610	6,316	6,896
Increase (decrease) in accrued expenses and other current and long-term liabilities	(559)	3,903	2,114

Net cash provided by operating activities	56,310	80,737	130,125

Cash flows from investing activities:
Proceeds from (investment in) short and long-term deposits	(83,312)	(20,661)	1,600
Investment in marketable securities	(40,433)	(43,604)	(61,118)
Proceeds from maturities of marketable securities	4,307	17,355	37,838
Purchase of property and equipment	(2,795)	(6,757)	(8,613)
Payments for business acquisitions, net of cash acquired (Schedule A)	-	(41,329)	(18,450)

Net cash used in investing activities	(122,233)	(94,996)	(48,743)

Cash flows from financing activities:
Tax benefit related to share-based compensation	1,466	-	-
Proceeds from exercise of stock options	2,503	2,624	17,980

Net cash provided by financing activities	3,969	2,624	17,980

Increase (decrease) in cash, cash equivalents and restricted cash	(61,954)	(11,635)	99,362
Cash, cash equivalents and restricted cash at the beginning of the year	236,110	174,156	162,521

Cash, cash equivalents and restricted cash at the end of the year	$174,156	$162,521	$261,883

Non-cash activities:

Purchase of property and equipment on credit	$683	$981	$1,613

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes, net	$10,577	$3,371	$6,375

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Schedule A - Payments for businesses acquired (See note 1b.)

Estimated fair value of assets acquired and liabilities assumed at the date of Conjur's acquisition was as follows:

Year ended December 31,
2017

Working capital, net (excluding $379 of cash and cash equivalents acquired)	$(451)
Property and equipment	12
Goodwill	34,072
Other intangible assets	6,888
Deferred taxes, net	808

$41,329

Estimated fair value of assets acquired and liabilities assumed at the date of Vaultive's acquisition was as follows:

Year ended December 31,
2018

Working capital, net (excluding $21 of cash and cash equivalents acquired)	$(996)
Property and equipment	83
Goodwill	13,183
Other intangible assets	5,424
Deferred taxes, net	756

$18,450

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
CyberArk Software Ltd. (together with its subsidiaries, the "Company") is an Israeli company that develops, markets and sells software-based security solutions and services. The Company's solutions and services enable organizations to safeguard and monitor their privileged accounts, which are those accounts within an organization that have access to the organization's high value assets and are located across its IT infrastructure. The Company's software provides customers with the ability to protect, detect, monitor and control access to privileged accounts in order to break the lifecycle of a targeted cyber-attack before it can cause damage to an organization.

b.
In May 2017, the Company acquired all of the share capital of Conjur, Inc. ("Conjur") for total gross consideration of $41,708. Conjur is a provider of DevOps security software. The Company expensed the related acquisition costs of $686 in general and administrative expenses.

In March 2018, the Company acquired all of the share capital of Vaultive, Ltd. ("Vaultive") for total gross consideration of $18,471. Vaultive specializes in privileged account security in cloud environments. The Company expensed the related acquisition costs of $268 in general and administrative expenses. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

c.	Unaudited pro forma results of operations:

The following table presents unaudited pro forma revenue, net income and basic and diluted net income per ordinary share for periods presented assuming the acquisition of Conjur occurred on January 1, 2016. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods:

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingent liabilities, income tax uncertainties, deferred taxes, share-based compensation and the value of intangible assets and goodwill, as well as the determination of standalone selling prices in revenue transactions with multiple performance obligations and the estimated period of benefit for deferred contract costs. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the financial statements of CyberArk Software Ltd. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

c.	Financial statements in U.S. dollars:

A majority of the Company's revenues are generated in U.S. dollars. In addition, the equity investments were in U.S. dollars and a substantial portion of the Company's costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company and each of its subsidiaries operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement of the Accounting Standard Codification ("ASC") No. 830 "Foreign Currency Matters." All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of comprehensive income as financial income or expenses, as appropriate.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.          Short-term bank deposits:

Short-term bank deposits are deposits with maturities of up to one year. As of December 31, 2017 and 2018, the Company's bank deposits are denominated in U.S. dollars and New Israeli Shekels ("NIS") and bear yearly interest at weighted average deposits rates of 1.69% and 2.92%, respectively. Short-term bank deposits are presented at their cost, including accrued interest. A portion of these deposits is used as security for the rental of premises and for the Company's hedging activities.

f.          Investments in marketable securities:

The Company accounts for investments in debt marketable securities in accordance with ASC No. 320, "Investments - Debt and Equity Securities." The Company's management determines the appropriate classification of its investments in marketable securities at the time of purchase and re-evaluates such determinations at each balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses on sale of marketable securities are included in financial income (expenses), net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income (expenses), net.

The Company's securities are reviewed for impairment in accordance with ASC No. 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities for the years ended December 31, 2016, 2017 and 2018 were not OTTI.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	16 – 33
Office furniture and equipment	7 – 20
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Long-lived assets:

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2016, 2017 and 2018, no impairment losses have been identified.

i.	Business combination:

The Company accounts for its business acquisitions in accordance with ASC No. 805, "Business Combinations." The Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date. The total purchase price allocated to the tangible and intangible assets acquired is assigned based on the fair values as of the date of the acquisition. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies` respective products and services.

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

ASC No. 350, "Intangible—Goodwill and other" requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit’s fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. The Company operates as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

For the years ended December 31, 2016, 2017 and 2018, no impairment losses were identified.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets which range from two to eleven years. Acquired customer relationship and backlog are amortized over their estimated useful lives in proportion to the economic benefits realized. Other intangible assets, consist primarily of technology, are amortized over their estimated useful lives on a straight-line basis.

k.	Derivative instruments:

ASC No. 815, "Derivative and Hedging," requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value.

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

To hedge against the risk of changes in cash flows resulting from foreign currency salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS. These forward and option contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective, as their critical terms match underlying transactions being hedged.

As of December 31, 2017 and 2018, the amount recorded in accumulated other comprehensive income (loss) from the Company's currency forward and option transactions was $277, net of tax of $38 and ($727), net of tax of ($99), respectively. At December 31, 2018, the notional amounts of foreign exchange forward contracts into which the Company entered were $33,988. The foreign exchange forward contracts will expire by November 2019. The fair value of derivative instruments assets balances as of December 31, 2017 and 2018, totaled $315 and $10, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2017 and 2018, totaled $0 and $836, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward transactions to economically hedge certain account receivables in Euros and GBP. Gains and losses related to such derivative instruments are recorded in financial income (expenses), net. As of December 31, 2018, the notional amounts of foreign exchange forward contracts into which the Company entered were $12,081. The foreign exchange forward contracts will expire by October 2019. The fair value of derivative instruments assets balances as of December 31, 2017 and 2018, totaled $0 and $1,004, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2017 and 2018 totaled $683 and $0, respectively.

For the years ended December 31, 2016, 2017 and 2018, the Company recorded financial income (expenses), net from hedging transactions of $270, $(796) and $977, respectively.

l.	Severance pay:

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

For the Company's employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits is recorded as an asset on the Company's balance sheet under prepaid expenses and other long-term assets. Severance expense for the years ended December 31, 2016, 2017 and 2018, amounted to $2,503, $2,707 and $3,326, respectively.

m.        U.S. defined contribution plan:

The U.S. subsidiary has a 401(k) defined contribution plan covering certain full time and part time employees in the U.S., excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum, of the lesser of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $18.5 per year (for certain employees over 50 years of age the maximum contribution is $24.5 per year).

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The U.S. subsidiary matches amounts equal to 100% of the first 3% of the employee's compensation that they contribute to the defined contribution plan and 50% of the next 2% of their compensation that they contribute to the defined contribution plan with a limit of $11 per year. For the years ended December 31, 2016, 2017 and 2018, the U.S. subsidiary recorded expenses for matching contributions of $1,259, $1,677 and $2,171, respectively.

n.          Revenue Recognition:

The Company generates revenues mainly from licensing the rights to use its software products, maintenance and professional services. The Company sells its products through its direct sales force and indirectly through resellers. Payment is typically due within 30 to 90 calendar days of the invoice date.

The Company recognizes revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC No. 606"). As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide professional services. The license is distinct upon delivery as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. The Company does not grant a right of return to its customers.

In instances of contracts which revenue recognition differs from the timing of invoicing, the Company determined that those contracts generally do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's products and services, not to receive or provide financing.

The Company allocates the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For maintenance, the Company determines the standalone selling price based on the price at which the Company separately sells a renewal contract. For professional services, the Company determines the standalone selling prices based on the prices at which the Company separately sells those services. For software licenses, the Company determines the standalone selling prices by taking into account available information such as historical selling prices, geographic location, and the Company's price list and discount policy.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Software license revenues, perpetual or term based, are recognized at the point of time when the license is made available for download by the customer. Maintenance revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years. Professional services revenues consist mostly of time and material services which are recognized as the services are performed.

Deferred revenue includes unearned amounts received under maintenance and support contracts, professional services and amounts received from customers for licenses that do not meet the revenue recognition criteria as of the balance sheet date. Deferred revenues are recognized as (or when) the Company performs under the contract. The amount of revenues recognized in the period that was included in the adjusted opening deferred revenues balance was $61,829 for the year ended December 31, 2018.

For information regarding disaggregated revenues, please refer to Note 14 below.

Adoption Date Impact

The cumulative impact of applying the new guidance to all contracts with customers that were not substantially completed as of January 1, 2018 was recorded as an adjustment to retained earnings as of the adoption date. For further information see Note 2z. Select condensed consolidated balance sheet line items, which reflect the adoption of ASC No. 606, are as follows:

	As reported on December 31, 2017	Impact of adoption	As adjusted on January 1, 2018
ASSETS:
Trade receivables	$45,315	$769	$46,084
Prepaid expenses and other current assets	7,407	3,297	10,704
Prepaid expenses and other long-term assets	6,060	9,928	15,988
Deferred tax assets	19,343	(2,575)	16,768
LIABILITIES AND SHAREHOLDERS' EQUITY
Deferred revenues - current liabilities	66,986	(1,511)	65,475
Other long-term liabilities	5,954	1,419	7,373
Deferred revenues - long term liabilities	38,249	(1,238)	37,011
Retained earnings	$103,893	$12,749	$116,642

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Current Period Impact:

Select condensed consolidated balance sheet line items, which reflect the adoption of ASC No. 606, are as follows:

	As of December 31, 2018
	As reported	Adjustments	Under ASC No. 605
ASSETS:
Trade receivables	$48,431	$(1,149)	$47,282
Prepaid expenses and other current assets	6,349	(389)	5,960
Prepaid expenses and other long-term assets	31,863	(26,269)	5,594
Deferred tax assets	23,481	4,585	28,066
LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued expenses and other current liabilities	13,271	(3,305)	9,966
Deferred revenues - current liabilities	92,375	2,308	94,683
Other long-term liabilities	6,268	(184)	6,084
Deferred revenues - long term liabilities	57,159	3,977	61,136
Retained earnings	$163,714	$(26,018)	$137,696

Select condensed consolidated statement of operations line items, which reflect the adoption of ASC No. 606, are as follows:

	As of December 31, 2018
	As reported	Adjustments	Under ASC No. 605

Revenue:
License	$192,514	$(5,169)	$187,345
Maintenance and professional services	150,685	241	150,926
Operating expenses:
Sales and marketing	148,290	12,760	161,050

Taxes on income	(4,771)	4,419	(352)
Net income	47,072	(13,269)	33,803
Basic net income per ordinary share	$1.30	$(0.37)	$0.93
Diluted net income per ordinary share	$1.27	$(0.36)	$0.91

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Select condensed consolidated statement of cash flows line items, which reflect the adoption of ASC No. 606, are as follows:

	Year Ended December 31, 2018
	As reported	Adjustments	Under ASC No. 605

Cash flows from operating activities:
Net income	$47,072	$(13,269)	$33,803
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes, net	(7,056)	(2,010)	(9,066)
Increase in trade receivables	(3,116)	380	(2,736)
Decrease (increase) in prepaid expenses and other current and long-term assets	(11,893)	14,668	2,775
Increase (decrease) in accrued expenses and other current and long-term liabilities	2,114	(3,305)	(1,191)
Increase in short-term and long-term deferred revenues	47,818	3,536	51,354
Net cash provided by operating activities	$130,125	$-	$130,125

Remaining Performance Obligations:

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenue and amounts not yet received that will be recognized as revenue in future periods.

The aggregate amount of the transaction price allocated to remaining performance obligations was $234 million as of December 31, 2018. The Company expects to recognize approximately 60% in 2019 from remaining performance obligations as of December 31, 2018 and the remainder thereafter.

o.         Deferred contract costs:

The Company pays sales commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Based on its technology, customer contracts and other factors, the Company has determined the expected period of benefit to be approximately five years. Sales commissions on initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and amortized on a straight line basis over the related contractual renewal period. Amortization expense of these costs are included in sales and marketing expenses.

For the year ended December 31, 2018, the amortization of deferred contract costs was $27,807.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2018, the Company presented deferred contract costs from contracts which are less than 12 months of $389 in prepaid expenses and other current assets and deferred contract costs in respect of contracts which are greater than 12 months of $25,595 in prepaid expenses and other long-term assets.

p.	Research and development costs:

Research and development costs are charged to the statements of comprehensive income as incurred. ASC No. 985-20, "Software - Costs of Software to Be Sold, Leased, or Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

q.	Internal use software:

The Company capitalizes qualifying costs incurred during the application development stage related to software developed for internal-use that supports the Company with its ongoing operations. These costs are capitalized based on qualifying criteria. Such costs are amortized over the software's estimated life of three to five years. Costs incurred to develop software applications consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project.

r.	Marketing expenses:

Marketing expenses consist primarily of marketing campaigns and tradeshows. Marketing expenses are charged to the statement of comprehensive income, as incurred. Marketing expenses for the years ended December 31, 2016, 2017 and 2018, amounted to $10,622, $14,106 and $16,171, respectively.

s.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation" ("ASC No. 718"). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service periods in the Company's consolidated statements of comprehensive income.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards.

The Company has selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its option awards. The fair value of restricted stock units ("RSU") and performance stock units ("PSU") is based on the closing market value of the underlying shares at the date of grant.

The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term.

t.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740-10, "Income Taxes" ("ASC No. 740-10"). ASC No. 740-10 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company's uncertain tax position is "more likely than not" to be sustained upon examination based on its technical merits. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

u.	Basic and diluted net income per share:

Basic net income per ordinary share is computed by dividing net income for each reporting period by the weighted-average number of ordinary shares outstanding during each year. Diluted net income per ordinary share is computed by dividing net income for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 "Earnings Per Share".

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the calculation of diluted net income per ordinary share was 1,381,114, 1,880,018 and 1,175,311 for the years ended December 31, 2016, 2017 and 2018, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period, except changes resulting from investments by, or distributions to, shareholders.

w.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables, severance pay funds and derivative instruments.

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States are primarily in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and the Company believes that the financial institutions that hold Company's cash deposits are financially sound and, accordingly, bear minimal risk.

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

x.	Fair value of financial instruments:

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

In accordance with ASC No. 820, the Company measures its foreign currency derivative instruments, at fair value using the market approach valuation technique. Foreign currency derivative contracts as detailed in note 2.k are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Legal contingencies:

From time to time, the Company becomes involved in legal proceedings or is subject to claims arising in its ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. The Company accrues for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. The Company is currently not a party to any material legal or administrative proceedings and is not aware of any material pending or threatened material legal or administrative proceedings against the Company.

z.
Recently adopted accounting pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers Topic 606, an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-12 and 2016-20, respectively. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods and services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods and services. In addition, the new standard requires expanded disclosures. The Company adopted the standard effective January 1, 2018 using the modified retrospective method. Results from reporting periods beginning after January 1, 2018 are presented under ASC No. 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the historic accounting under Revenue Recognition Topic 605 ("ASC No. 605").

The most significant impact of the new standard relates to the way the Company accounts for term license arrangements and costs to obtain customer contracts. Specifically, under ASC No. 605, the Company recognizes both the term license and maintenance revenues ratably over the contract period whereas under the current revenue standard, term license revenues are recognized upfront, upon delivery, and the associated maintenance revenues are recognized over the contract period. In addition, the Company also implemented the guidance in ASC No. 340-40, "Other Assets and Deferred Costs." Under the historic accounting policy, sales commissions were expensed as incurred. The current standard requires the capitalization of all incremental costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided the Company expects to recover the costs. For further information see Note 2n and Note 2o.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company retrospectively adopted ASU 2016-18 on January 1, 2018 and accordingly included restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows. Prior to adoption of this new guidance, the Company reported changes in restricted cash as cash flows from investing activities.

As a result of the adoption of ASU 2016-18, the Company adjusted the previously reported consolidated statement of cash flows for the years ended December 31, 2016 and 2017 as follows:

	Year ended December 31, 2017
	As previously reported	Adjustments	As Adjusted

Investment in short and long-term deposits	$(20,722)	$61	$(20,661)
Net cash used in investing activities	(95,057)	61	(94,996)
Decrease in cash, cash equivalents and restricted cash	(11,696)	61	(11,635)
Cash, cash equivalents and restricted cash at the beginning of the year	172,957	1,199	174,156

Cash, cash equivalents and restricted cash at the end of the year	$161,261	$1,260	$162,521

	Year ended December 31, 2016
	As previously reported	Adjustments	As Adjusted

Investment in short and long-term deposits	$(82,940)	$(372)	$(83,312)
Net cash used in investing activities	(121,861)	(372)	(122,233)
Decrease in cash, cash equivalents and restricted cash	(61,582)	(372)	(61,954)
Cash, cash equivalents and restricted cash at the beginning of the year	234,539	1,571	236,110

Cash, cash equivalents and restricted cash at the end of the year	$172,957	$1,199	$174,156

Amounts in As Adjusted column include cash, cash equivalents and restricted cash as required. Amounts in the As Previously Reported column reflect only cash and cash equivalents.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of Business. ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update to the standard is effective for interim and annual periods beginning after December 15, 2017, and applied prospectively. The Company adopted the standard beginning January 1, 2018. The standard did not have a material impact on the consolidated financial statements.

aa.	Recently issued accounting standards:

In February 2016, the FASB issued ASU 2016-02. ASU 2016-02 changes the current lease accounting standard by requiring the recognition of lease assets and lease liabilities for all leases, including those currently classified as operating leases. The guidance establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheets for all leases. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company will adopt the standard on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The standard provides a number of optional practical expedients in transition. The Company elected to use the effective date as the date of initial application and to adopt the 'package of practical expedients', which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. To adopt this new standard, the Company has implemented changes to its existing systems and processes in conjunction with a review of existing vendor agreements.

The Company expects adoption of the standard to have a material impact on its consolidated balance sheets which will result in the recognition of ROU assets and lease liabilities of approximately $27 million to $33 million at January 1, 2019. The most significant impact from recognition of ROU assets and lease liabilities relates to office premises. The Company's financial income (expenses), net will be impacted by the revaluation of the lease liabilities in non- USD denominated currencies.

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

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

In August 2017, the FASB issued ASU 2017-12, "Targeted Improvements to Accounting for Hedging Activities." The standard better aligns an entity's hedging activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results in the financial statements. The standard will prospectively make hedge accounting easier to apply to hedging activities and also enhances disclosure requirements for how hedge transactions are reflected in the financial statements when hedge accounting is elected. The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract." The new standard requires capitalization of the implementation costs incurred in a cloud computing arrangement that is a service contract, with the requirements for capitalization costs incurred to develop or obtain internal-use software. Capitalized implementation costs will be required to be amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use. The standard will be effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

ab.	Reclassification Certain comparative figures have been reclassified to conform to the current year presentation.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2017 and 2018:

	December 31, 2017
	Amortized cost	Gross unrealized losses*)	Gross unrealized gains	Fair value

Corporate debentures	$58,321	$(175)	$6	$58,152
U.S. Agencies debentures	3,311	(31)	-	3,280

Total	$61,632	$(206)	$6	$61,432

*) Out of the unrealized losses, an amount of $84 has been in a continuous unrealized loss position for twelve months or longer.

	December 31, 2018
	Amortized cost	Gross unrealized losses*)	Gross unrealized gains	Fair value

Corporate debentures	$77,758	$(228)	$8	$77,538
U.S. Agencies debentures	6,692	(23)	2	6,671

Total	$84,450	$(251)	$10	$84,209

*) Out of the unrealized losses, an amount of $149 has been in a continuous unrealized loss position for twelve months or longer.

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2017 and 2018, by contractual years-to maturity:

	December 31,
	2017		2018
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$34,082	$34,025	$60,062	$59,948
Due between one and four years	27,550	27,407	24,388	24,261

	$61,632	$61,432	$84,450	$84,209

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:         PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2017	2018

Prepaid expenses	$4,089	$2,879
Hedging transaction assets	315	1,014
Government authorities	2,533	1,452
Other current assets	470	1,004

	$7,407	$6,349

NOTE 5:         PROPERTY AND EQUIPMENT, NET

The composition of property and equipment is as follows:

	December 31,
	2017	2018

Cost:
Computers, software and related equipment *)	$9,149	$12,976
Leasehold improvements	3,200	6,148
Office furniture and equipment	2,167	4,213

	14,516	23,337

Less - accumulated depreciation	5,286	8,217

Depreciated cost	$9,230	$15,120

*) For the years ended December 31, 2017 and 2018, the Company capitalized $1,027 and $1,391 including $31 and $27 of share-based compensation costs, relating to its internal use software development, respectively.

Depreciation expense amounted to $1,965, $2,597 and $3,722 for the years ended December 31, 2016, 2017 and 2018, respectively.

NOTE 6:         GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Changes in the carrying amount of goodwill:

	December 31,
	2017	2018

Balance as of beginning of the year	$35,145	$69,217
Goodwill acquired	34,072	13,183

Closing balance	$69,217	$82,400

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:         GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The composition of intangible assets is as follows:

	December 31,
	2017	2018

Original amount:

Technology	$20,717	$26,141
Customer relationships	5,120	5,120
Other	664	664

	26,501	31,925

Less - accumulated amortization	10,837	17,193

Intangible assets, net	$15,664	$14,732

Amortization expense amounted to $4,523, $5,259 and $6,356 for the years ended December 31, 2016, 2017, and 2018, respectively.

The estimated future amortization expense of intangible assets as of December 31, 2018 is as follows:

2019	$5,590
2020	3,821
2021	2,740
2022	1,808
2023	390
Thereafter	383

$14,732

NOTE 7:         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2017	2018

Government authorities	$5,433	$6,057
Accrued expenses	2,974	4,562
Unrecognized tax benefits	1,119	1,816
Hedging transaction liabilities	683	836

	$10,209	$13,271

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its facilities under various operating lease agreements, which expire through 2026 and also include renewal options. In addition, the Company leases certain motor vehicles under certain car operating lease agreements which expire through 2021. The minimum lease payments under operating leases as of December 31, 2018 are as follows:

	Lease of premises	Lease of motor vehicles

2019	$5,102	$410
2020	5,508	272
2021	5,483	65
2022	5,593	-
2023	4,776	-
Thereafter	3,763	-

	$30,225	$747

Total premises lease expense for the years ended December 31, 2016, 2017 and 2018 was $3,649, $4,760 and $6,128, respectively.

Total motor vehicle lease expense for the years ended December 31, 2016, 2017 and 2018 was $511, $544 and $527, respectively.

b.	Pledges and bank guarantees:

The Company pledged a bank deposit of $1,247, mainly in respect of an office lease agreement and hedging transactions. This balance is presented as part of short-term bank deposits and other long-term assets.

The Company obtained bank guarantees of $936, primarily in connection with an office lease agreement.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities for the years ended December 31, 2017 and 2018:

	December 31,
	2017			2018
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$1,749	$-	$1,749	$335	$-	$335

Marketable securities:
Corporate debentures	-	58,152	58,152	-	77,538	77,538
U.S. Agencies debentures	-	3,280	3,280	-	6,671	6,671

Total assets measured at fair value	$1,749	$61,432	$63,181	$335	$84,209	$84,544

NOTE 10:	SHAREHOLDERS' EQUITY

a.	Composition of share capital of the Company:

	December 31,
	2017		2018
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.01 par value each	250,000,000	35,274,888	250,000,000	36,838,523

b.	Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

c.	Share-based compensation:

Under the Company's 2014 share incentive plan (the "2014 Plan"), options, RSUs, PSUs and other share-based awards may be granted to employees, officers, non-employee consultants and directors of the Company.

Under the 2014 Plan, as of December 31, 2018, an aggregate number of 1,279,921 ordinary shares were reserved for future grant. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 Plan.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (Cont.)

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2016, 2017 and 2018 is comprised as follows:

	Year ended December 31,
	2016	2017	2018

Cost of revenues	$1,386	$2,289	$3,350
Research and development	4,660	6,110	7,922
Sales and marketing	5,765	8,642	12,708
General and administrative	5,724	8,196	11,984

Total share-based compensation expense	$17,535	$25,237	$35,964

The total unrecognized compensation cost amounted to $90,274 as of December 31, 2018 and is expected to be recognized over a weighted average period of 2.63 years.

d.	Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2018 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of December 31, 2017	2,540,418	$31.15	6.99	$39,659

Granted	209,500	$58.93
Exercised	(1,174,396)	$15.36
Forfeited	(98,912)	$49.87

Balance as of December 31, 2018	1,476,610	$46.40	7.30	$40,968

Exercisable as of December 31, 2018	897,629	$43.52	6.63	$27,481

The computation of expected volatility is based on actual historical share price volatility of comparable companies and the Company's historical equity volatility. The expected option term represents the period of time that options granted are expected to be outstanding. For stock-option awards which were at the money when granted (plain vanilla stock-options), it is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (Cont.)

The following table sets forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018

Expected volatility	45%	45%-48%	47%-48%
Expected dividends	0%	0%	0%
Expected term (in years)	5.25-6.10	5.25-6.25	5.00-6.20
Risk free rate	1.30%- 1.70%	1.77%- 2.05%	2.38%- 3.12%

A summary of options data for the years ended December 31, 2016, 2017 and 2018, is as follows:

	Year ended December 31,
	2016	2017	2018

Weighted-average grant date fair value of options granted	$19.16	$21.81	$28.26
Total intrinsic value of the options exercised	$37,618	$33,614	$53,398

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of an ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2018:

Exercise price	Options outstanding as of December 31, 2018	Weighted average remaining contractual term	Options exercisable as of December 31, 2018	Weighted average remaining contractual term
		(years)		(years)

$0.20 – 14.00	186,504	4.64	186,504	4.64
$37.44 – 47.29	331,472	7.83	120,094	7.47
$47.40 – 50.42	393,087	7.69	241,302	7.58
$50.99 – 59.14	328,677	7.39	211,772	6.70
$63.37 – 77.33	236,870	7.91	137,957	6.87

	1,476,610	7.30	897,629	6.63

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (Cont.)

e.	A summary of RSUs and PSUs activity for the year ended December 31, 2018 is as follows:

	Amount of RSUs and PSUs	Weighted average grant date fair value

Unvested as of December 31, 2017	1,110,899	$47.63

Granted	1,118,356	$61.59
Vested	(389,239)	$49.25
Forfeited	(118,396)	$50.32

Unvested as of December 31, 2018	1,721,620	$56.15

The total fair value of RSUs and PSUs vested (based on fair value of the Company's ordinary shares at vesting date) during the years ended December 31, 2016, 2017 and 2018 was $5,981, $12,547 and $23,762 respectively.

NOTE 11:       INCOME TAXES

CyberArk Software Ltd.'s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.         Corporate tax in Israel:

Ordinary taxable income is subject to a corporate tax rate as follows: 2016 – 25%, 2017 – 24% and 2018 – 23%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

b.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2016	2017	2018

Domestic income	$32,077	$13,937	$52,158
Foreign income (loss)	4,124	10,492	(315)

	$36,201	$24,429	$51,843

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

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2017	2018
Deferred tax assets:

Carry-forwards losses and credits	$11,703	$16,069
Capital losses carry-forwards	90	47
Research and development expenses	1,448	1,351
Deferred revenues	4,316	3,132
Share-based compensation	4,347	5,922
Accruals and other	1,183	1,524

Deferred tax assets before valuation allowance	23,087	28,045

Less: Valuation allowance	90	1,647

Net deferred tax assets	$22,997	$26,398

Deferred tax liabilities:

Intangible assets	$3,096	$2,621
Property and equipment and other	558	474

Deferred tax liabilities	$3,654	$3,095

As of December 31, 2018, approximately $20,098 of undistributed earnings held by the Company's foreign subsidiaries are designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2016	2017	2018

Current	$9,207	$2,558	$11,827
Deferred	(1,130)	5,856	(7,056)

	$8,077	$8,414	$4,771

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       INCOME TAXES (Cont.)

	Year ended December 31,
	2016	2017	2018

Domestic	$4,906	$3,033	$8,359
Foreign	3,171	5,381	(3,588)

	$8,077	$8,414	$4,771

e.	A reconciliation of the Company's theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2016	2017	2018

Income before income taxes	$36,201	$24,429	$51,843

Statutory tax rate	25.0%	24.0%	23.0%

Theoretical income tax expense	9,050	5,863	11,924

Excess tax benefits related to share-based compensation	-	(5,050)	(6,726)
Non-deductible expenses	2,569	2,081	3,011
Intra-entity intellectual property transfer	-	-	1,768
Unrecognized tax benefits	81	645	697
Foreign and preferred enterprise tax rates differential	(3,468)	(1,792)	(5,710)
Impact of Tax Cuts and Jobs Act of 2017	-	6,492	-
Other	(155)	175	(193)

Income tax expense	$8,077	$8,414	$4,771

f.	Net operating loss carry-forwards:

As of December 31, 2018, the Company had net operating and capital tax losses, substantially derived from excess tax benefits from share based payments, totaling approximately $50,690 and $219, respectively, out of which approximately $4,825 and $219 of losses, respectively, were attributed to Israel and can be carried forward indefinitely and $45,865 and none, respectively, were attributed to the U.S. subsidiary. Out of the operating losses attributed to the U.S. subsidiary, $38,707 were generated before January 1, 2018 and are subject to the 20-year carryforward period ("pre-Tax Act losses"). The remaining $7,158 ("post-Tax Act losses") can be carried forward indefinitely but are subject to the 80% taxable income limitation. Utilization of some of U.S. net operating losses are subject to annual limitation due to the "change in ownership" provisions of the U.S. Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

On April 1, 2005, an amendment to the Investment Law came into effect ("2005 Amendment") and significantly changed the provisions of the Investment Law. However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the 2005 Amendment and such an enterprise is a "Beneficiary Enterprise," rather than the previous terminology of Approved Enterprise.

As of December 31, 2018, approximately $13,569 was derived from tax exempt profits earned by the Company's "Approved Enterprises" and "Beneficiary Enterprise." The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company's "Approved Enterprises" and "Beneficiary Enterprise" as such income is essentially permanently reinvested.

If the Company's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of up to $3,331 would be incurred as of December 31, 2018.

On December 29, 2010, the Knesset approved an additional amendment to the Law for the Encouragement of Capital Investments, 1959 ("2010 Amendment"). According to the 2010 Amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the "Preferred Enterprise's" (as such term is defined in the Investment Law) entire income. Pursuant to the 2010 Amendment, a "Preferred Enterprise" is entitled to a reduced corporate tax rate of 15% in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rate was determined to be 16% for 2014 until 2016.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       INCOME TAXES (Cont.)

On March 2013, the Company notified the Israeli Tax Authorities that it had transferred from Beneficiary Enterprise status to Preferred Enterprise status onwards.

Amendment to the Law for the Encouragement of Capital Investments, 1959 ("Amendment 73"):

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investments Law regimes through regulations. approved on May 1, 2017 and that have come into effect from January 1, 2017.

Applicable benefits under the new regime include:

Introduction of a benefit regime for "Preferred Technology Enterprises," granting a 12% tax rate in central Israel - on income deriving from Benefited Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. Preferred Technological Enterprise ("PTE") is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

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

The Company adopted the PTE since 2017 and believes it is eligible for its benefits.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       INCOME TAXES (Cont.)

i.	Tax Benefits for Research and Development

Israeli tax law (section 20a to the Israeli Tax Ordinance) allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company's business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. As for expenses incurred in scientific research that is not approved by the relevant Israeli government ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the above mentioned benefit for the majority of its research and development expenses.

j.	Tax Reform- United States of America

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 ("Tax Act") was signed into law making significant changes to the Internal Revenue Code of 1986, as amended ("Code"). Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes. The changes include, but are not limited to:

Rate Reduction

The Tax Act reduces the U.S. federal corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. In addition, the Tax Act makes certain changes to the depreciation rules and implements new limits on the deductibility of certain expenses and deduction.

The Company recorded a reduction of its deferred tax assets as of December 31, 2017 of approximately $6.5 million.

Deemed Repatriation Transition Tax

The Deemed Repatriation Transition Tax is a tax on previously untaxed accumulated and current earnings and profits ("E&P") of certain foreign subsidiaries. To determine the amount of the Transition Tax, the Company must determine, in addition to other factors, the amount of post-1986 E&P of its foreign subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. The Company's US subsidiary has one foreign subsidiary which impact of the Transition Tax is immaterial

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       INCOME TAXES (Cont.)

Tax Deductibility of Executive Compensation

Prior to the Tax Act being signed into law on December 22, 2017, Section 162(m) of the Code generally disallowed tax deductions for publicly-held companies for compensation paid to certain of its executive officers who were "covered employees" under this rule in excess of $1 million per officer in any year. Performance-based compensation was exempt from this deduction limitation if specific requirements set forth in the Code and applicable Treasury Regulations were met.

The Tax Act repealed the exemption from Section 162(m)'s deduction limit for performance-based compensation, effective for the taxable years after December 31, 2017. Accordingly, compensation paid to the Company's covered executive officers in excess of $1 million during such taxable years will not be deductible unless such compensation qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

The SEC staff issued SAB 118 which allowed the Company to record provisional amounts during a measurement period of 12 months following the Tax Act. During 2018, the Company completed the accounting treatment related to tax effects of the Tax Act and no material differences were identified from the recorded provisional amounts.

k.	Tax assessments:

As of December 31, 2018, CyberArk Software Ltd.'s tax years until December 31, 2013 are subject to statutes of limitation effective in Israel. As of that date, the U.K. subsidiary's tax years until December 31, 2014 are also subject to statutes of limitation effective in U.K. The U.S. subsidiary's tax years ended from December 31, 2015 through 2018 are still open, as the statutes of limitation have not yet expired. For companies acquired by the U.S. subsidiary, there are open loss years from 2008 through 2017.

l.	Unrecognized tax benefits:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2017	2018

Opening balance	$474	$1,119
Increase related to prior year tax positions	348	404
Decrease related to expiration of statutes of limitations	-	(353)
Increase related to current year tax positions (including those related to acquisitions made during the year)	297	823

Closing balance	$1,119	$1,993

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       INCOME TAXES (Cont.)

During the years ended December 31, 2016, 2017 and 2018, the Company recorded $18, $56 and $(38), respectively, for interest expense (income) related to uncertain tax positions. As of December 31, 2017 and 2018, accrued interest was $103 and $65, respectively.

Although the Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Company's income tax provisions. Such differences could have a material effect on the Company's income tax provision, cash flow from operating activities and net income in the period in which such determination is made.

NOTE 12:       FINANCIAL INCOME, NET

	Year ended December 31,
	2016	2017	2018

Bank charges	$(144)	$(158)	$(177)
Exchange rate income (losses), net	(969)	1,735	(1,050)
Interest income	1,358	2,526	5,778

Financial income, net	$245	$4,103	$4,551

NOTE 13:       BASIC AND DILUTED NET INCOME PER SHARE

	Year ended December 31,
	2016	2017	2018
Numerator:

Net income available to shareholders of ordinary shares	$28,124	$16,015	$47,072

Denominator:
Shares used in computing basic net income per ordinary shares	33,741,359	34,824,312	36,174,316

	Year ended December 31,
	2016	2017	2018
Numerator:

Net income available to shareholders of ordinary shares	$28,124	$16,015	$47,072

Denominator:
Shares used in computing diluted net income per ordinary shares	35,838,863	36,175,824	37,065,727

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:       SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	The Company applies ASC No. 280, "Segment Reporting." The Company operates in one reportable segment.

The total revenues are attributed to geographic areas based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company.

b.	The following tables present total revenues for the years ended December 31, 2016, 2017 and 2018 and long-lived assets as of December 31, 2017 and 2018:

Revenues:

	Year ended December 31,
	2016	2017	2018

United States	$125,749	$145,453	$187,704
Israel	6,818	7,282	6,909
United Kingdom	21,699	24,837	26,652
Europe, the Middle East and Africa *)	39,577	49,659	78,525
Other	22,770	34,470	43,409

	$216,613	$261,701	$343,199

For the years ended December 31, 2017 and 2018, no single customer contributed more than 10% to the Company's total revenues. For the year ended December 31, 2016, 12% of the Company's total revenues were derived from one channel partner.

Long-lived assets:

	December 31,
	2017	2018

United States	$1,252	$4,502
Israel	7,493	9,161
United Kingdom	233	944
Europe, the Middle East and Africa *)	39	126
Other	213	387

	$9,230	$15,120

*)          Excluding United Kingdom and Israel