Form 20-F
period 2020-12-31
CyberArk Software Ltd.
filed 2021-03-11
CIK 1598110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Telephone: +972 (3)918-0000

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, the registrant had outstanding 39,034,759 ordinary shares, par value NIS 0.01 per share.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Yes ☐  No ☒

CYBERARK SOFTWARE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

INTRODUCTION

In this annual report, the terms “CyberArk,” “we,” “us,” “our” and “the company” refer to CyberArk Software Ltd. and its subsidiaries.

This annual report includes statistical, market and industry data and forecasts, that we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors” in this annual report.

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of CyberArk Software Ltd. CyberArk® is our registered trademark in the United States and many other countries. We have several other trademarks, service marks and pending applications relating to our solutions. In particular, although we have omitted the “®” and “™” trademark designations in this annual report from each reference to our Privileged Access Security Solution, Enterprise Password Vault, Privileged Session Manager, Privileged Threat Analytics, CyberArk Privilege Cloud, Application Access Manager, Conjur, Endpoint Privilege Manager, On-Demand Privileges Manager, Secure Digital Vault, Web Management Interface, Master Policy Engine and Discovery Engine, CyberArk DNA, Alero, Idaptive, Cloud Entitlements Manager and C3 Alliance, all rights to such names and trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•

changes to the drivers of our growth and our ability to adapt our solutions to IT security market demands;

•

our plan to begin actively transitioning our business to a recurring revenue model in 2021 and our ability to complete the transition in the time frame expected;

•

our sales cycles and multiple pricing and delivery models may cause results to fluctuate;

•

difficulties predicting future financial results, including due to impacts from the COVID-19 pandemic;

•

unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems;

•

our ability to sell into existing and new customers and industry verticals;

•

the ability of our research and development efforts to successfully enhance and develop existing and new products and services;

•

the duration and scope of the COVID-19 pandemic and its impact on global and regional economies and the resulting effect on the demand for our solutions and on our expected revenue growth rates and costs;

•

our ability to hire, retain and motivate qualified personnel;

•

our ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions;

•

our ability to expand our sales and marketing efforts and expand our channel partnerships across existing and new geographies;

•

risks associated with our global sales and operations, such as changes in regulatory requirements or fluctuations in currency exchange rates;

•

our ability to adjust our operations in response to impacts from the COVID-19 pandemic;

•

additional capital expenditures beyond what we currently expect; and

•

any failure to retain our “foreign private issuer” status or the risk that we may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company.”

In addition, you should consider the risks provided under “Item 3.D. Risk Factors” in this annual report.

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

Not applicable.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business and Our Industry

The IT security market is rapidly evolving within the increasingly challenging cyber threat landscape. If our solutions fail to adapt to market changes and demands, sales may not continue to grow or may decline.

We offer identity security solutions that safeguard privileged accounts’ credentials and secrets, secure access across both human and non-human identities, and manage entitlements to cloud environments. We operate in a rapidly evolving industry, focused on securing and providing access to organizations’ IT systems and sensitive data.

Accelerated adoption of cloud and Software-as-a-Service (SaaS) and the expansion of remote workforce has led to a proliferation of privileged access in recent years. Breaches of privileged accounts and access have become ubiquitous, yet overall IT security spending is spread across a wide variety of solutions and strategies, including, for example, endpoint, network and cloud security, vulnerability management and identity and access management. Organizations continually evaluate their security priorities and investments and may allocate their IT security budgets to other solutions and strategies and may not adopt or expand use of our solutions. Organizations are also moving portions of their IT systems to be managed by third parties, primarily infrastructure, platform and application service providers, and may rely on such providers’ internal security measures. If customers do not recognize the benefit of our solutions as a critical layer of an effective security strategy, our revenues may decline, which could cause our share price to decrease in value.

Security solutions such as ours, which aim to disrupt cyberattacks by insiders and external perpetrators that have penetrated an organization’s IT environment, represent a security layer designed to respond to advanced threats and more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive data and technology assets, including those of IT and cybersecurity providers, as demonstrated by the 2020 SolarWinds SUNBURST attack. We expect our customers, and thereby our solutions, to face new and increasingly sophisticated methods of attack, particularly given the increasing complexity of IT and the proliferation of privileged access across identities. We face significant challenges in ensuring that our solutions effectively identify and respond to sophisticated attacks while avoiding disruption to our customers’ IT systems ongoing performance. As a result, we must continually modify and improve our products and services in response to market and technology trends to ensure we are meeting market needs and continue providing valuable solutions that can be deployed in a variety of IT environments, including cloud and hybrid.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop or acquire product enhancements or new products or services to meet such needs or opportunities in a timely manner or at all. Even if we are able to anticipate, develop and commercially introduce new products, such as our Cloud Entitlements Manager and our Identity Security offerings, and ongoing enhancements to our existing products, there can be no assurance that such enhancements or new solutions will achieve widespread market acceptance. Delays in developing, completing or delivering new or enhanced solutions could cause our offerings to be less competitive, impair customer acceptance of our solutions and result in delayed or reduced revenue and share price decline.

We are actively transitioning our business to a recurring revenue model. If we fail to successfully manage our licensing and business model transition, including not maintaining existing customers or sufficient renewal rates for maintenance and support and subscriptions, our operating results and share price may be adversely affected.

We began actively transitioning our business to a recurring revenue model in January 2021. Our transition strategy addresses and leverages the significant shifts in the global technology market in 2020, as well as recent years’ changes in IT environments such as the acceleration in the adoption of cloud environments, SaaS applications, software automation tools and DevOps methodologies. Our transition aims at shifting our sales from perpetual licenses to subscriptions, for both SaaS and on-premises offerings. Our strategy requires considerable investments in our go to market and research and development organizations and activities as well as in our systems and adjustments in our operations, reporting and financial resources. We have no assurance that our investments and changes to our operations will result in the desired growth in our subscription revenue. As we execute our strategy, we expect our perpetual license revenue and our operating margin to significantly decline in the near term – before we are able to fully transition into a subscription model – and our maintenance service revenue to gradually decline over the coming years. While we expect the majority of our existing customers to expand their deployment leveraging subscription offerings (whether on-premises or SaaS), and new customers to purchase subscriptions at an increased rate, certain customers may still desire perpetual licenses and our transition may not occur within our planned timeline.

With our transition to a recurring revenue model, we will become significantly more dependent on renewals to meet our total revenue and profitability targets. Our renewal rate for maintenance contracts associated with perpetual license sales in each of the years ending December 31, 2019 and 2020 was approximately 90%. We believe that our maintenance contracts related to our perpetual license business will continue to have strong renewal rates; however, customers may choose to change licensing models from perpetual to subscription and while we expect to generate the same if not higher recurring revenue under a subscription there is a risk that the customer lowers their annual contract value.

Customer subscription renewal rates may decline or fluctuate due to a number of factors, including offering pricing, implementation and adoption rate of our solutions, reductions in customer spending levels or customer activity due to economic downturns or other market uncertainty, competitive offerings and customer satisfaction. In addition, we, along with our service providers or channel partners, may not be able provide adequate services that are responsive, satisfy our customers’ expectations and resolve issues that they encounter with our solutions. Even with adequate support, our customers are ultimately responsible for effectively using our solutions and ensuring that their IT staff and other relevant users are properly trained in the use of our products and complementary security products, methodologies and processes. As a result, customers may become dissatisfied with our products and decide not to renew, which may have a material and adverse effect on our business and results of operations.

We may face additional complications or risks in connection with our transition to a recurring revenue model, including the following:

•

our revenues may fluctuate as a result of variations in our booking mix from the different licensing and delivery models and the corresponding timing of revenue recognition – ratably for SaaS subscriptions and the maintenance portion of on-premises subscriptions and upon delivery for perpetual licenses and the license portion of on-premises subscriptions. For example, if our customers prefer to buy our solutions as a subscription at a greater rate than we anticipate, our recognized revenues may lag our expectations and guidance;

•

our operating profitability, net income and cash flow from operating activities are expected to decline during the transition period as more revenues are recognized ratably and due to an increase in annual invoicing. In addition, we continue to make significant short-term investments in our business and operations to drive long-term growth;

•

our revenues and earnings may decline if our customers do not renew, or reduce the scope of, their subscriptions;

•

the introduction of new product offerings and solutions may result in longer sales cycles, lost opportunities or less predictable revenues if our new or existing customers, prospects and partners are less receptive of such advancements (including a transition to SaaS in order to receive certain functionalities) or require a longer period to assess and select the solutions appropriate to them;

•

the introduction of more SaaS offerings may require extended presale processes due to, among others, comprehensive product and security reviews and requirements by customers, extensive contract negotiations and more stringent compliance and operational obligations (such as those related to data protection);

•

our research and development teams may find it difficult to deliver functionality and drive innovation across multiple code bases on a timely basis; and

•

our sales force may struggle with selling multiple pricing, licensing and delivery models to customers, prospects and partners, which may extend sales cycles, reduce the likelihood of sales closing, or lead to increased turnover rates and lower headcount.

Our quarterly results of operations may fluctuate for a variety of reasons. We may, as a result, fail to meet publicly announced financial guidance or other expectations about our business, which could cause our ordinary shares to decline in value.

We offer new and existing customers multiple software pricing and delivery models and have begun actively transitioning our business to a recurring revenue model in January 2021. It may be difficult to predict the mix of the perpetual and subscription bookings in any given quarter, which could impact our financial results and cause us to fail to meet publicly announced financial guidance or other expectations. We recognize revenue differently based on the composition of the selected offering. Specifically, we recognize revenue from perpetual licenses upon their delivery and the license portion of on-premises subscriptions upon the commencement of the subscription period. We recognize revenue from SaaS subscriptions and from maintenance services for perpetual licenses or on-premises subscription ratably over the period of the subscription or maintenance contract. This may cause trends in revenue recognition to lag those in sales, potentially causing us to fall short of investor expectations for revenue even while meeting or exceeding periodic sales targets. Our active transition to a recurring revenue model, starting in 2021, could reduce our overall revenue growth rates, operating margins and cash flow in the short term due to the ratable revenue recognition.

A meaningful portion of our quarterly revenues is generated through transactions of significant size, and purchases of our products and services often occur at the end of each quarter. We also experience quarterly and annual seasonality in our sales, demonstrated by increased sales in the third month of each quarter relative to the first two months and increased sales in the fourth quarter of each year. The timing in which SaaS deals close may further exacerbate the seasonality impact on reported revenues due to the ratable recognition. In addition, our sales cycle can be intensively competitive and last several quarters from proof of concept to the actual sale and initial delivery of our solutions to our customers. This sales cycle can be even longer, less predictable and more resource-intensive for larger sales, or with customers implementing complex digital transformation strategies or facing a complex set of compliance and user requirements. Customers may also require additional internal committee or executive approvals, extensive security reviews, longer product trial periods and prolonged contract negotiation before making a final purchase, all of which may be exacerbated with the increased volume of SaaS transactions. A failure to close a large transaction in a particular quarter may adversely impact our revenues in that quarter. Closing of an exceptionally large transaction in a certain quarter may disproportionately increase our revenues in that quarter, which may make it more difficult for us to meet growth rate expectations of our investors in subsequent quarters. Furthermore, even if we close a sale during a given quarter, we may be unable to recognize the revenues derived from such sale during the same period due to our revenue recognition policy and our transition to a recurring revenue model. As a result of the foregoing factors, the timing of closing sales cycles and the resulting revenue from such sales can be difficult to predict. In some cases, sales have occurred in a quarter that was either earlier than, or subsequent to, the anticipated quarter, and in some cases, sale opportunities expected to close did not close at all.

All of these factors impact our quarterly results and our ability to accurately predict them and may result in us missing our guidance or falling short of market expectations regarding our results. If our financial results for a particular period do not meet our guidance or if we reduce our guidance for future periods or refrain from providing guidance, the market price of our ordinary shares may decline.

In addition to fluctuations related to our transition to a recurring revenue model and sales cycles described above, our results of operations may continue to vary as a result of a number of other factors, many of which may be outside of our control or difficult to predict, including:

•

our ability to attract new customers;

•

our ability to retain existing customers by and through renewals of maintenance services and subscriptions;

•

the amount and timing of our operating costs and cash collection, which may vary also as a result of fluctuations in foreign currency exchange rates or changes in taxes or other applicable regulations (see “—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations”);

•

the rate our customers fully deploy their purchased licenses or subscriptions, and our ability to sell additional products and services to current customers;

•

effects from the COVID-19 pandemic or other public health crises, and the global economic changes caused by it (see “—The COVID-19 pandemic, measures globally taken in response to it and the resulting economic environment have adversely affected, and may continue to adversely affect, our business, financial condition, and results of operations”);

•

the ability of our support, service and customer success operations to keep pace with sales to new and existing customers and the expansion of our solution portfolio and to satisfy customer demands for consultancy and professional services;

•

our ability to successfully expand our business globally;

•

the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the information security market, including consolidation among our competitors;

•

introduction of new accounting pronouncements or changes in our accounting policies or practices;

•

changes in our pricing policies or those of our competitors;

•

changes in the growth rate of the information security market; and

•

the size and discretionary nature of our prospective and existing customers’ IT budgets.

Any of these factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any given period. Such failures may cause the market price of our ordinary shares to substantially decrease.

Our reputation and business could be harmed due to real or perceived vulnerabilities in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, resulting in loss of customers, enforcement actions, lawsuits or financial losses.

Security products, solutions and services such as our own are complex in design and deployment and may contain errors that are potentially incapable of being remediated or detected until after their deployment, if at all. Any errors, defects, or misconfigurations could cause our products or services to not meet specifications, be vulnerable to security attacks or fail to secure networks, which could negatively impact customer operations and harm our business and reputation. In particular, we may suffer significant liability as a result of litigation or regulatory enforcement, indemnity claims, adverse publicity and reputational harm, including a downgrade in our industry leadership position by industry analysts, if our solutions or services are associated, or are believed to be associated with, or fail to reasonably protect against, a significant breach or a breach at a high-profile customer, managed service provider network, or third-party system utilized by us as part of our cloud-based security solution.

Several of our solutions are made available to our customers as SaaS. Delivering software as a service involves storage and transmission of customers’ proprietary information, including personal data, related to their assets, employees and users. Security breaches, improper configuration or product defects in our SaaS solutions, production and development environments (including those embedded in third-party technology used by our customers) could result in loss or alteration of this data, unauthorized access to multiple customers’ data and compromise of our networks or our customers’ networks secured by our SaaS solutions. Any such incident, whether or not caused by us, could result in significant liability for us and negative business repercussions.

False detection of threats (referred to as “false positives”), while typical in our industry, may reduce perception of the reliability of our solutions and may therefore adversely impact market acceptance. Our customers’ businesses could be harmed if our solutions restrict legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as attackers or otherwise unauthorized, resulting in significant liability for us and negative business implications. False positives may also reduce perception of the reliability of our solutions and our company’s reputation and may therefore adversely impact our market acceptance and leadership position.

Our solutions not only reinforce but also rely on the common security concept of placing multiple layers of security controls throughout an IT system. The failure of our customers, channel partners, managed service providers or subcontractors to correctly implement or effectively manage and maintain our solutions and the environments in which they are utilized, or to consistently implement and utilize generally accepted and comprehensive, multi-layered security measures and processes in customer networks, may lessen the efficacy of our solutions. Our customers or our channel partners may also independently develop or change existing application programming interfaces (APIs) that we provide to them for interfacing purposes in an incorrect or insecure manner. Such failures or actions may lead to security breaches and data loss, which could result in a perception that our solutions or services failed and associated negative business implications. Further, our failure to provide our customers and channel partners with adequate services or accurate product documentation related to the use, implementation and maintenance of our solutions, could lead to claims against us.

Similarly, and as demonstrated by the 2020 SolarWinds SUNBURST attack, our failure to effectively deploy and maintain multiple layers of security controls and processes to detect threats within our own resources and networks, such as development or customer-serving production environments, could lead to a breach or exploitation of our products or services by threat actors. As a result, such threat actors may gain access to and breach our customers’ deployments and environments (see “— If our internal IT network system, or those of third party service providers associated with us, is compromised by cyber attacks or other data breaches, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.”).

An actual or perceived cyber attack, other security breach or theft of our customers’ data, regardless of whether the breach or theft is actually attributable to the failure of our products, SaaS solutions or the services we provided in relation thereto, could adversely affect the market’s perception of the efficacy of our solutions and our industry standing. Such circumstances could cause current or potential customers to look to our competitors for alternatives to our solutions and subject us to negative media attention, lawsuits, regulatory investigations and other government inquiries, indemnity claims and financial losses, as well as the expenditure of significant financial resources to, among other actions, analyze, correct or eliminate any vulnerabilities. Provisions in our agreements that attempt to limit our liabilities towards our customers, channel partners and relevant third parties may not withstand legal challenges, and certain liabilities may not be limited or capped. Additionally, any insurance coverage we have may not adequately cover all claims asserted against us or may cover only a portion of such claims. An actual or perceived cyber attack could also cause us to suffer reputational harm, lose existing customers, or deter new and existing customers from purchasing or implementing our products.

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

Our current competitors in the Privileged Access Management market include BeyondTrust Corporation, NortonLifeLock, Inc. (acquired by Broadcom Inc.), One Identity LLC and Thycotic Software Ltd., some of which may offer solutions at lower price points. Further, we may face competition due to changes in the manner that organizations utilize IT assets and the security solutions applied to them, such as the provision of Privileged Access Management functionalities as part of public cloud providers’ infrastructure offerings, or cloud-based identity management solutions. With the acquisition of Idaptive and our strategy to provide customers with a comprehensive identity security portfolio, and our DevOps security solution, some of the functionality offered in our products may compete with certain solutions in the market such as solutions from Okta Inc., Microsoft Corporation or HashiCorp, Inc. In addition, Limited IT budgets may also result in competition with providers of other advanced threat protection solutions such as Palo Alto Networks, CrowdStrike Holdings, Inc. and NortonLifeLock, Inc.

We also may compete, to a certain extent, with vendors that offer products or services in adjacent or complementary markets to Privileged Access Management, including identity management vendors and cloud platform providers such as Amazon Web Services, Google Cloud Platform, and Microsoft Azure. As the identity and access and Privileged Access Management markets have matured significantly over recent years the entry barrier is now lower, and it is easier for competitors to compete in the market. Some of our competitors are large companies and have wider technical and financial resources and broader customer bases used to bring competitive solutions to the market. These companies may already have existing relationships as an established vendor for other product offerings, and certain customers may prefer one single IT vendor for product security procurement than purchasing solely based on product performance. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees, which could result in increased market pressure to offer our solutions and services at lower prices. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements or enjoy stronger sales and service capabilities in certain regions. Additionally, niche vendors are developing and marketing lower cost solutions with limited Privileged Access Management functionality that may impact our ability to maintain premium market pricing.

Our competitors may enjoy potential competitive advantages over us, such as:

•

greater name recognition, a longer operating history and a larger customer base;

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

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources and capabilities. Current or potential competitors have been acquired and consolidated or may be acquired by third parties with greater resources in the future. Similarly, we may also face increased competition following an acquisition of new lines of business that compete with providers of such technologies or from security vendors or other companies in adjacent markets extending their solutions into privilege access management or identity and access management (as relevant). As a result of such acquisitions, our current or potential competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline. We may be at a competitive disadvantage to our privately held competitors, as they may not face the same accounting, auditing and legal standards we do as a public company. Such privately held competitors may face less public scrutiny than we do and may be less risk-averse than we are, and therefore may have greater operational flexibility.

Furthermore, an increasing number of independent industry analysts and researchers regularly evaluate, compare and publish reviews regarding the functionality of IT security products, including ours. These reviews may significantly influence the market perception of our products, and our reputation and brand could be harmed from negative reviews of our products or increasingly positive reviews of our competitors’ products, or if such reviews do not view us as a market leader. In addition, other IT security technologies exist or could be developed in the future by current or future competitors, and our business could be materially and adversely affected if such technologies are widely adopted. We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or convince our customers and potential customers of the value of our solutions, even in light of new technologies, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to acquire new customers or sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our success and continued growth will depend, in part, on our ability to acquire a sufficient number of new customers while maintaining and expanding our revenues from existing customers, by renewing contracts for our solutions and selling incremental or new licenses or subscriptions or solutions to existing customers. If we are unable to succeed in such efforts, we will likely be unable to fully transition into a subscription-based model or generate revenue growth at desired rates. In addition, competition in the marketplace may lead us to acquire fewer new customers or result in us providing more favorable commercial terms to new or existing customers. Macro-economic effects such as those related to COVID-19 may also affect our ability to maintain our customer base and expand it, and the pandemic and its associated global response may also make establishing relationships and new supplier expertise among potential customers more challenging. (see “-- The COVID-19 pandemic, measures globally taken in response to it and the resulting economic environment have adversely affected, and may continue to adversely affect, our business, financial condition, and results of operations”). Further, the foregoing circumstances would have an even greater impact on our business and operations in relation to sales of our Privileged Access Management (PAM) solution, which generates a majority of our revenue.

As we expand our market reach to gain new business, including entering the Access Management market and securing DevOps environments, we may experience difficulties in gaining traction and raising awareness among potential customers regarding the critical role that our solutions play in securing their organizations or establishing a market leadership position and industry analyst recognition, or may face more competitive pressure in such markets. As a result, it may be difficult for us to add new customers to our customer base, retain our existing customers and generate increased growth from sales of these solutions.

With our transition to a recurring revenue model, our sales, research and development, support and customer success teams may have difficulties selling, supporting and maintaining multiple license models and code bases. These may lead to lower software sales, longer sales cycles, customer dissatisfaction, lower renewal rates and a reduction in our ability to sell add-on business to customers or gain new customers. Further, as part of the natural lifecycle of our solutions, we may determine that certain products will be reaching their end of development or end of life and will no longer be supported or receive updates and security patches. Failure to effectively manage our product lifecycles could lead to existing customer dissatisfaction and contractual liabilities.

Further, any changes in compliance standards or audit requirements that reduce the priority for the types of controls, security, monitoring and analysis that our solutions provide would adversely impact demand for our solutions. Additional factors that impact our ability to acquire new customers or sell additional products and services to our existing customers include the consumption of their past purchases, the perceived need for IT security, the size of our prospective and existing customers’ IT budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, changes in our pricing or licensing models that may impact the size of new business transactions, a downgrade of our recognized industry leadership position by industry analysts and general economic conditions. These factors may have a material negative impact on future revenues and operating results.

If our internal IT network system, or those of third party service providers associated with us, is compromised by cyber attacks or other data breaches, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.

As we provide privileged account and identity security products, we are likely an attractive target for cyber attackers or other data thieves since a breach of our system could provide information regarding not only us, but potentially regarding the customers that our solutions protect. Given the shift to the remote working environment due to COVID-19, we and our customers are exposed to an expanded attack surface. Further, we may be targeted by cyber terrorists, sophisticated criminal groups, or nation-state affiliated and supported actors because we are an Israeli company as well as a prominent security company.

From time to time we encounter intrusion incidents and attempts against our internal network systems, none of which to date has resulted in any material adverse impact to our business or operations. Any such future attacks could materially adversely affect our business or results of operations. In addition, as our market position continues to grow, specifically in the security industry, an increasing number of cyber attackers may focus on finding ways to penetrate our network systems, which might eventually affect our products and services. For example, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data. Such attacks could result in significant damage to our market position and lead to costly indemnity claims, litigation or regulatory action.

We may also be subject to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism, security breaches, wars, computer viruses, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for all eventualities. These events could adversely affect our operations, reputation, financial condition and operating results.

Additionally, cyber attacks against our company may also be caused by breaches by our contractors, business partners, supply chain network, vendors and other third parties associated with us, or due to human error by those acting on our behalf. We rely on third parties to operate critical functions of our business, including hosting our SaaS products and supporting our customer relationship management and financial operation services (provided by our Enterprise Resource Planning system). If these services are breached or become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms, our ability to manage our operations could be interrupted, our ability to provide maintenance and support services to our customers could be impacted, our expenses could increase and our processes for managing sales of our products and services be impaired until equivalent services, if available, are identified, obtained and integrated; all of which could materially harm our business.

Because we are in the information security industry, an actual or perceived vulnerability, failure, disruption, or breach of our network or privileged account security in our systems also could adversely affect the market perception of our products and services, or of our expertise in this field, as well as perception of us among new and existing customers. Additionally, a significant security breach could subject us to potential liability, litigation and regulatory or other government action (see “—The dynamic legal and regulatory environment around privacy, data protection, cross-border data flows, and cloud computing may limit the offering, use and adoption of, or require modification of, our products and services, which could limit our ability to attract new customers and support our current customers, or we could be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements thus harming our operating results and adversely affecting our business.”). We are unable to ensure that any limitations of liability provisions in our contracts with respect to our information security operations or our product liability would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim, or that we would be able to adequately recover damages from third parties associated with us, who were involved in a security incident. Additionally, any insurance coverage we may have may not adequately cover any of these claims asserted against us or any related damage, or may cover only a portion of such damages. If any of the foregoing were to occur, our business may suffer and our share price may be negatively impacted.

Our research and development efforts may not produce successful products or enhancements to our solutions that result in significant revenue or other benefits in the near future, if at all.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain our competitive position. For example, in 2020, we increased our dedicated research and development personnel by 33% compared to 2019. However, investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming. There is no assurance that such activities will successfully result in significant new marketable products or enhancements to our products, including SaaS solutions, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, we may not be able to compete effectively, and our business and results of operations may be materially and adversely affected.

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

The dynamic legal and regulatory environment around privacy, data protection, cross-border data flows, and cloud computing may limit the offering, use and adoption of, or require modification of, our products and services, which could limit our ability to attract new customers and support our current customers, or we could be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements thus harming our operating results and adversely affecting our business.

The legal and regulatory environment relating to the provision of services on the internet, including services such as ours, is increasing, as federal, state and foreign governments continue to adopt, enact, and enforce new laws and regulations addressing cybersecurity, privacy, data protection and the collection, processing, storage and use of personal information.

We are subject to diverse laws and regulations relating to data privacy, including but not limited to the EU General Data Protection Regulation 2016/679 (“GDPR”), the California Consumer Privacy Act (“CCPA”), the U.K. Data Protection Act 2018, national privacy laws of EU Member States and other laws relating to privacy, data protection, and cloud computing. These laws are evolving rapidly, as exemplified by the recent passage by ballot initiative of the California Privacy Rights Act in November 2020 (“CPRA”) and the prospect of a new European “ePrivacy Regulation” (to replace the existing “ePrivacy Directive,” Directive 2002/58 on Privacy and Electronic Communications). Compliance with these laws, as well as efforts required to understand and interpret new legal requirements, require us to expend significant capital and other resources. We could be found to not be in compliance with obligations, or suffer from adverse interpretations of such legal requirements either as directly relating to our business or in the context of legal developments impacting our customers or other businesses, which could impact our ability to offer our products or services, impact operating results, or reduce demand for our products or services.

Compliance with privacy and data protection laws and contractual obligations may require changes in services, business practices, or internal systems resulting in increased costs, lower revenue, reduced efficiency, or greater difficulty in competing with firms that are not subject these laws and regulations. For example, GDPR imposes several stringent requirements for controllers and processors of personal data and increases our obligations including, for example, requiring robust disclosures to individuals, establishing an individual data rights regime, setting timelines for data breach notifications, requiring detailed internal policies and procedures and limiting retention periods. Ongoing compliance with these and other legal and contractual requirements may necessitate changes in services and business practices, which may lead to the diversion of engineering resources from other projects.

As a company that focuses on identity security with a foundation in privilege access management, our customers may rely on our products and services as part of their efforts comply with obligations under GDPR and other laws to implement and demonstrate their own security controls around access to personal and confidential data. If our products or services are found insufficient to meet these standards in the context of an investigation into us or our customers, or we are unable to engineer products that meet these standards, we could experience reduced demand for our products or services. There is also increased international scrutiny, including by the EU, of cross-border transfers of data, including personal data between the EU and countries like the United States. Our work could be impacted if legal mechanisms that permit such cross-border data transfers are challenged or restricted, or if cross-border data transfers are restricted between jurisdictions entirely.

In addition, following the U.K.’s departure from the EU and the expiry of the Brexit transition period, the U.K. will cease to operate as an EU member state, and data flows from the EU to the U.K. (and vice versa) may need additional safeguards, which could affect our operations in the U.K. and in EU countries. These and other regulatory requirements around the privacy or cross-border transfer of personal data could restrict our ability to store and process data as part of our solutions, or, in some cases, impact our ability to offer our solutions or services in certain jurisdictions.

The passage of the CPRA in November 2020 could result in additional uncertainty and additional measures on our behalf to come into compliance or demonstrate compliance to our customers. Enactment of further privacy laws in the U.S., at the state or federal level, may require us to expend considerable resources to comply, and could carry the potential for significant financial or reputational exposure to our business.

Claims that we or our service providers have breached our contractual obligations or failed to comply with applicable privacy and data protection laws, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. In addition to litigation, we could face regulatory investigations, negative market perception, potential loss of business, enforcement notices and/or fines (which, for example, under GDPR can be up to four percent of global turnover for the preceding financial year or €20 million, whichever is higher).

The COVID-19 pandemic, measures globally taken in response to it and the resulting economic environment have adversely affected, and may continue to adversely affect, our business, financial condition, and results of operations.

The COVID-19 pandemic, its continuing effects, and the diverse measures taken in response by governments and businesses worldwide to contain its spread, have placed constraints on the operations of businesses, decreased consumer mobility and activity, and caused significant global economic volatility. In light of the uncertain and evolving nature of the pandemic and the economic environment, we have taken precautionary measures intended to reduce the risk of virus infection to our employees and our customers and to address the uncertainty in our ability to execute on our operating plans. Such circumstances and uncertainties have adversely affected and are likely to continue to adversely affect our business, workforce and results of operations, as well as that of our customers, suppliers and partners globally. Our business has been affected in various ways, including our ability to engage with customers, hire new employees, a decrease in the size of our perpetual license deals, lower revenue from new customers, and changes to customer purchase patterns and to our sales and marketing operations.

There is considerable uncertainty regarding the duration, scope and severity of the pandemic or its effects on us and our customers, channel partners, managed service providers or subcontractors, which can result in extended customer sales cycles, reduced demand for our solutions, lower renewal rates, delayed spending on our solutions, smaller deal sizes, lower revenue from new customers, impairment of our ability to collect accounts receivable, reduced payment frequencies, and affect our employee productivity or availability. Any of the foregoing may have a material adverse impact on our business and results of operation.

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

Our business depends on our current and prospective customers’ ability and willingness to invest money in IT security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on information security software. Other matters that influence consumer confidence and spending, including COVID-19 and its reverberating economic consequences, could also negatively affect our customers’ spending on our products and services. In 2020, we generated 53% of our revenues from the United States, 31% of our revenues from Europe, the Middle East and Africa and 16% from the rest of the world, which includes countries from the Asia Pacific and Japan region, the Latin America region and Canada.

In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers generally, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel IT projects perceived to be discretionary, choose to focus on in-house development efforts or seek to lower their costs by renegotiating subscription renewals or maintenance and support agreements. Additionally, customers or channel partners may be more likely to make late payments in worsening economic conditions, which could lead to increased collection efforts and require us to incur additional associated costs to collect expected revenues. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our results of operation could be adversely affected.

We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we continue to evaluate acquiring or making investments in complementary companies, products or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. We may incur significant expenses, divert employee and management time and attention from other business-related tasks and our organic strategy and incur other unanticipated complications while engaging with potential target companies where no transaction is eventually completed. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals or expected growth, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating our acquisitions, for example our May 2020 acquisition of Idaptive, including the technologies associated with such acquisitions, or fail to fully attain the expected benefits of these acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisition. We could expend significant cash and incur acquisition related costs and other unanticipated liabilities associated with the acquisition. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges and tax liabilities. Further, the issuance of equity or securities convertible to equity to finance any such acquisitions could result in dilution to our shareholders and the issuance of debt could subject us to covenants or other restrictions that would impede our ability to manage our operations. We could become subject to legal claims following an acquisition or fail to accurately forecast the potential impact of any claims. Any of these issues could have a material adverse impact on our business and results of operations.

If we do not effectively expand, train and retain our sales and marketing personnel, we may be unable to achieve our transition to subscription model, acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. We generate approximately 35% of our revenues from direct sales and the remaining balance from indirect sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. The number of our sales and marketing personnel increased from 656 as of December 31, 2019 to 772 as of December 31, 2020. We expect to continue to expand our sales and marketing personnel significantly and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. While we have been selling subscriptions for a number of years, as we shift our sales from perpetual licenses to increasingly sell more SaaS and on-premises subscriptions, all of our sales and marketing personnel will need to be extensively trained. We invest significant time and resources in training new sales force personnel to understand our solutions, pricing and delivery models and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may not be able to recruit at our anticipated rate or achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to timely hire the sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

We rely on channel partners to generate a significant portion of our revenue, market our solutions and provide necessary services to our customers. If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solutions will be limited, and our business, financial condition and results of operations will be harmed.

In addition to our direct sales force, we rely on our channel partners to market, sell, support and implement our solutions, particularly in Europe and the Asia Pacific and Japan regions. We expect that sales through our channel partners will continue to account for a significant percentage of our revenue. In the year ended December 31, 2020, we generated approximately 65% of our revenues from sales to channel partners such as distributors, systems integrators, value-added resellers and managed security service providers, and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Further, we cooperate with advisory firms in marketing our solutions and providing implementation services to our customers, in both direct and indirect sales. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solutions. If our channel partners do not effectively market and sell our solutions or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors, our ability to grow our business will be adversely affected. Our channel partners may cease or de-emphasize the marketing of our solutions with limited or no notice and with little or no penalty. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of key channel partners, the inability to replace them or the failure to recruit additional channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solutions to customers, fails to appropriately implement our solutions or violates applicable laws, and may further result in termination of such partner’s agreement and potentially curb future revenues associated with this channel partner. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our channel partners and training our channel partners to independently sell and install our solutions. If we are unable to maintain our relationships with channel partners or otherwise develop and expand our indirect sales channel, or if our channel partners fail to perform, our business, financial condition and results of operations could be adversely affected.

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

A portion of our revenues is generated by sales to U.S. and foreign federal, state and local governmental agency customers, and we may in the future increase sales to government entities. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale, or imposing terms of sale which are less favorable than the prevailing market terms. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, funding reductions, government shutdowns or delays, adversely affecting public sector demand for our products. The foregoing may be enhanced due to the effects of COVID-19. Additionally, for purchases by the U.S. government, the government may require certain products to be manufactured or developed in the United States and other high cost locations, and we may not manufacture or develop all products in locations that meet the requirements of the U.S. government. Finally, some government entities require products such as ours to be certified by industry-approved security agencies as a pre-condition of purchasing them, such as the international Common Criteria certification by the National Information Association Partnership (NIAP), which we have maintained since 2019. We have also initiated the process, and have begun incurring costs, to obtain authorization from the Federal Risk and Authorization Management Program, or FedRAMP, for certain SaaS products. The grant of such certifications depends on the then-current requirements of the certifying agency. We cannot be certain that any certificate will be granted or renewed or that we will be able to satisfy the technological and other requirements to maintain certifications. The loss of any of our product certificates, or the failure to obtain new ones, could cause us to suffer reputational harm, lose existing customers, or deter new and existing customers from purchasing our solutions, additional products or our services.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar. In 2020, the majority of our revenues were denominated in U.S. dollars and the remainder primarily in euros and British pounds sterling. In 2020, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and New Israeli Shekels (NIS) and the remainder primarily in euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, marketing programs, rent and other overhead costs. Since the portion of our expenses generated in NIS and British pounds sterling is greater than our revenues in NIS and British pounds sterling, respectively, any appreciation of the NIS or the British pounds sterling relative to the U.S. dollar could adversely impact our operating income. In addition, since the portion of our revenues generated in euros is greater than our expenses incurred in euros, any depreciation of the euro relative to the U.S. dollar would adversely impact our operating income. We estimate that a 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have decreased or increased, respectively, our operating income by approximately $9.2 million in 2020. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our operating income by approximately $3.2 million in 2020. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have decreased or increased, respectively, our operating income by approximately $0.4 million in 2020. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take hedging measures to reduce the potential adverse impact from the appreciation or the depreciation of our non U.S. dollar-denominated operations, as appropriate. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance primarily in euros and British pounds sterling for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS, U.S. dollars, British pounds sterling and in euros. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. In addition, we have monetary assets and liabilities that are denominated in non-U.S. dollar currencies. For example, starting January 1, 2019, in accordance with a new lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. As a result, significant exchange rate fluctuations could have a negative effect on our net income. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services that enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that to continue for the foreseeable future. Governments and other customers may require our products to comply with certain privacy, security or other certifications and standards with respect to those solutions utilized by them as a control demonstrating compliance with government regulations and industry standards. We have maintained the international Common Criteria certification by the National Information Association Partnership (NIAP) since 2019, and a SOC 2 certification for multiple products. Additionally, we have maintained the ISO 27001 annual certification since April 2017. We have also initiated the process, and have begun incurring costs, to obtain authorization from the Federal Risk and Authorization Management Program (FedRAMP), for certain SaaS products. However, we are unable to guarantee that we will achieve FedRAMP authorization in a timely manner, or at all, for any of our SaaS products. In the future, if our products are late in achieving or fail to achieve or maintain compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products to such customers, or may otherwise be at a competitive disadvantage, either of which would harm our business, results of operations, and financial condition.

Additionally, these industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses, including, without limitation, updates to the Common Criteria for Information Technology Security Evaluation (CC). In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, some of which may conflict with each other. This could impact whether our solutions enable our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solutions to changing government regulations and industry standards in a timely manner, or if our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses and may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

We are subject to a number of regulatory and geopolitical risks, associated with global sales and operations, which could materially affect our business.

We are a global company subject to varied and complex laws, regulations and customs. The application of these laws and regulations to our business is often unclear, subject to interpretation and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. Furthermore, business practices in the global markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties, or performance obligations, our results of operations may be adversely impacted. Further, there may be higher costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•

failure to fully comply with various, global data privacy laws (see “—The dynamic legal and regulatory environment around privacy, data protection, cross-border data flows, and cloud computing may limit the offering, use and adoption of, or require modification of, our products and services, which could limit our ability to attract new customers and support our current customers, or we could be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements thus harming our operating results and adversely affecting our business.”);

•

uncertainty of the economic, financial, regulatory, trade, tax and legal implications of the withdrawal of the U.K. from the European Union, or Brexit, and how this could affect our business, both globally and specifically in Europe. Our U.K. subsidiary is the main entity for sales into Europe. In 2020, the revenues generated by our U.K. subsidiary from the European Union countries (excluding the U.K.) accounted for 21% of our total global revenue. Our London office is also our European headquarters and third largest office globally. In particular, the withdrawal from the European Union by the U.K. could, among other potential outcomes, disrupt the free movement of goods, services and people between the U.K. and the European Union, create recruiting and retention risks for us, and disrupt trade between the U.K. and the European Union and other countries, including by imposing greater costs, restrictions and regulatory complexities on imports and exports between the U.K. and the European Union. In the event this disruption is particularly severe, we may in the long-term be required to modify our corporate structure for sales into the European Union which may result in increased operational and legal costs;

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

•

Certain of our activities and products are subject to U.S., Israeli, and possibly other export and trade control and economic sanctions laws and regulations, which may prohibit or restrict our ability to engage in business with certain countries and customers. If the applicable requirements related to export and trade controls change or expand, if we change the encryption functionality in our products, or if we develop other products or export products from additional jurisdictions, we may need to satisfy additional requirements or obtain specific licenses in order to continue to export our products in the same global scope. Various countries also regulate the import or export of certain encryption products and other technologies and services and have enacted laws that could limit our ability to distribute or implement our products in those countries. In addition, applicable export control and sanctions laws and regulations may impact our ability to sell our products, directly or indirectly, to countries or territories that are the target of comprehensive sanctions, or to prohibited parties. Despite our diligence and the contractual undertakings contained in our agreement with partners and customers, any prohibited export could result in legal exposure, including penalties and/or government investigations, as well as reputational harm to us;

•

greater risk of unexpected changes in regulatory practices and foreign legal requirements, including uncertain tax obligations and effective tax rates, which may result in recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, changes in foreign currency exchange rates, or changes in the valuation of our deferred tax assets and liabilities;

•

compliance with, and the uncertainty of, laws and regulations that apply to our areas of business, including corporate governance, anti-trust and competition, local and regional employment (including cross-border travel), employee and third-party complaints, limitation of liability, conflicts of interest, securities regulations and other regulatory requirements affecting trade, local tariffs, product localization and investment;

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

We increasingly rely on third-party providers of cloud infrastructure services to deliver our SaaS Solutions to customers, and any disruption of or interference with our use of these services could adversely affect our business.

Our SaaS solutions are hosted by third-party providers of cloud infrastructure services, or Cloud Service Providers, primarily Amazon Web Services (AWS). We do not have control over the operations or the facilities of Cloud Service Providers that we use and Cloud Service Providers have also in the past experienced and may in the future experience cyber attacks. If any of the services provided by the Cloud Service Providers fail or become unavailable due to extended outages, cyber attacks interruptions or because they are no longer available on commercially reasonable terms or prices, we may be unable to deliver our committed uptime under our service level agreements, our revenues could be reduced, our reputation could be damaged, we could be exposed to legal liability and incur additional expenses, our ability to manage our finances could be interrupted and our processes for managing sales of our offerings and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business, financial results and the usage of our offerings. If we are unable to renew our agreements with our Cloud Service Providers on commercially reasonable terms, or an agreement is prematurely terminated, or we need to add new Cloud Services Providers to increase capacity and uptime, we could experience interruptions, downtime, delays, and additional expenses related to transferring to and providing support for these new platforms. Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

Intellectual property claims may increase our costs or require us to cease selling certain products, which could adversely affect our financial condition and results of operations.

The IT security industry is characterized by the existence of a large number of relevant patents and frequent claims and litigations regarding patent and other intellectual property rights. Leading companies in the IT security industry have extensive patent portfolios. From time to time, third parties have asserted, and in the future may assert, their patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property rights pursuant to our agreements with our customers and channel partners. Such indemnification provisions are customary for our industry. Any claims of intellectual property infringement or misappropriation brought against us, our partners or our customers, even those without merit, could be expensive and time-consuming to defend, may affect multiple parties, and divert management’s attention. We cannot ensure that we will have the resources to defend against all such claims. Successful claims of infringement or misappropriation by a third party against us or a third party that we indemnify could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, to enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights, and to indemnify our customers and channel partners (and parties associated with them). The failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. Defending against claims of infringement or being deemed to be infringing the intellectual property rights of others could harm our reputation, impair our ability to innovate, develop, distribute and sell our current and planned products and services. If we were to violate the intellectual property rights of others, our business, financial condition and results of operations may be adversely affected.

If our products do not effectively interoperate with our customers’ existing or future IT infrastructures, implementations could be delayed or cancelled, which could harm our business.

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

As of December 31, 2020, we had 84 issued patents in the United States, and 59 pending U.S. patent applications. We also had 37 issued patents and 25 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

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

We integrate certain open source software components from third parties into our software, and we expect to continue to use open source software in the future. Some open source software licenses require, among other things, that users who distribute or make available as a service, open source software with their own software products, add appropriate copyright notices and disclaimers, publicly disclose all or part of the source code of the users’ developed software or make available any derivative works of the open source code under open source license terms or at no cost. Our efforts to use the open source software in a manner consistent with the relevant license terms that would not require us to disclose our proprietary code or license our proprietary software at no cost may not be successful. We may face claims by third parties seeking to enforce the license terms applicable to such open source software, including by demanding the release of our proprietary source code, or we may face termination of such licenses if the owner of the open source software asserts we are in breach of its license terms. In addition, if the license terms for the open source code change or the license is terminated, we may be forced to re-engineer our software or incur additional costs. In addition, open source software typically comes without warranties or indemnities from the owner, whereas we are expected to offer our customers both. Accordingly, if there were technical problems with open source software that we used in our products, or if such open source software infringed third-party intellectual property rights, we could have a warranty obligation or infringement indemnity obligation to our customer without a corresponding warranty or indemnification obligation from the owner of the open source software. While we scan the open source software that we use in our products and patch any discovered vulnerabilities, we have no assurance that they will be free from vulnerabilities or malicious code.

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

From January 2018 through January 2021, our ordinary shares have traded on the Nasdaq Global Select Market, or Nasdaq, at a price per share between a range of $40.63 and $167.34. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

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

The trading price for our ordinary shares is affected by any research or reports that securities or industry analysts publish about us, our business or our industry. If any of the analysts who cover us or our business publish inaccurate or unfavorable research reports about us or our business, and in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause our share price to decline. In addition, industry analysts often provide reviews of our offerings, as well as those of our competitors, and perception of our offerings in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and professional services or compared to prior reviews of our offerings, our brand may be adversely affected.

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

Since a majority of our voting securities are either directly or indirectly owned of record by residents of the United States, we would lose our foreign private issuer status if any of the following were to occur: (i) the majority of our executive officers or directors were U.S. citizens or residents, (ii) more than 50 percent of our assets were located in the United States, or (iii) our business was administered principally in the United States. Similarly, if we were to acquire a U.S. company in the future, it could put us at heighted risk of losing our foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. In addition, we would lose our ability to rely on Nasdaq exemptions from certain corporate governance requirements that are available to foreign private issuers. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.

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

Our business transition into recurring revenue model will affect our internal control over financial reporting, and requires us to enhance existing, and implement new, financial reporting and management systems, procedures and controls in order to address new risks raised from our business transition to recurring revenue module and to manage our business effectively and support our growth in the future. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404(a) or 404(b) in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

Generally, if for any taxable year, after the application of certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), we would be characterized as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes under the Code. Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2020. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “U.S. shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). If our group includes one or more U.S. subsidiaries (as has been the case for 2020), certain of our non-U.S. subsidiaries will be treated as CFCs regardless of whether or not we are treated as a CFC. A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual who is a U.S. shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will be able to assist holders of ordinary shares in determining whether any of our non U.S. subsidiaries is treated as a CFC or whether any holder of ordinary shares should be treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign controlled CFCs. U.S. investors are strongly advised to consult their own tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

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

Risks Relating to Our Incorporation and Location in Israel

Our principal executive offices, substantially all of our research and development activities and other significant operations are located in Israel, and therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our principal executive offices and research and development facilities are located in Israel and therefore may be influenced by regional instability and extreme security tension. Accordingly, political, economic and security conditions in Israel and the surrounding region could directly affect our business. Any political instability, terrorism, armed conflicts, cyber attacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Additionally, we may also be targeted by cyber terrorists specifically because we are an Israeli company. Ongoing and revived hostilities or other Israeli political or economic factors, could harm our operations and cause any future sales to decrease.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot guarantee that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Further, our operations could be disrupted by the obligations of personnel to perform military reserves service. As of December 31, 2020, approximately 35% of our personnel are based in Israel, certain of whom may be called upon to perform military reserve duty, which could materially adversely affect our business and results of operations.

Several countries restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, if accelerated, could adversely affect our business, financial condition and results of operations.

There is currently a level of unprecedented political instability on Israel’s domestic front. The Israeli government has been in a transitionary phase since December 2018 when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Israel held general elections twice in 2019 and once again in 2020. Currently, a fourth election within a two year period is scheduled for March 23, 2021. The Knesset, for reasons related to this extended political turmoil, failed to pass a budget for the year 2020, and certain government ministries, certain of which are critical to the operation of our business, operated without necessary resources and, assuming the current political stalemate persists, may not receive sufficient funding moving forward. This political reality is further compounded by a budget deficit of NIS 160.3 billion ($50.4 billion) for the year 2020, which is roughly three times larger than in 2019 and the highest on record since Israel’s founding. Given the likelihood that the current situation will not be resolved during the next calendar year, our ability to conduct our business effectively may be adversely materially affected.

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

As a public company incorporated in Israel we may become subject to further compliance obligations and market trends or restrictions, which may strain our resources and divert management’s attention.

Being an Israeli publicly traded company in the United States and being subject to both U.S. and Israeli rules and regulations may make it more expensive for us to obtain directors and officers liability insurance, and we may be required to continue incurring substantially higher costs for reduced coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers. In accordance with the provisions of the Companies Law, approval of our directors and officers insurance is limited to the terms of our duly approved compensation policy, unless otherwise approved by our shareholders.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control in us and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

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

The rights and responsibilities of our shareholders are, and will continue to be, governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. corporations.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Our History

CyberArk Software Ltd. was founded in 1999 with the vision of protecting high-value business data and pioneering our Digital Vault technology. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provided a secure platform for our customers’ employees to share sensitive files. A key pillar of our strategy is innovation which began with our early vaulting technology and has enabled us to evolve into a company that provides a comprehensive solution to secure identities anchored on Privileged Access Management. In 2005, we introduced our Privileged Access Management Solution, upon which we built our leadership position in the Privileged Access Management market, providing a layer of security that protects high level and high value access across an organization. In September 2014, we listed our ordinary shares on the Nasdaq Stock Market LLC (Nasdaq). In addition to investing in organic research and development in 2015 we began to execute a merger and acquisition strategy and acquired Viewfinity, Inc., a provider of Windows least privilege management and application control software, as well as Cybertinel Ltd., a cybersecurity company specializing in cyber threat detection technology. In May 2017, we acquired Conjur Inc., a provider of DevOps security software. In March 2018, we acquired Vaultive, Ltd., a cloud security provider, and in May 2020 we acquired IDaptive Holdings, Inc., an Identity as a Service (IDaaS) provider. Based on our continued innovation, today CyberArk is the global leader in Privileged Access Management — and we are expanding our offerings to include a comprehensive and flexible set of Identity Security capabilities. We secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud.

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

Principal Capital Expenditures

Our cash capital expenditures for fiscal years 2018, 2019 and 2020 amounted to $8.6 million, $7.0 million, and $7.2 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space, purchases of furniture, computers, and related equipment and internal use software capitalization. We anticipate our capital expenditures in fiscal year 2021 to be approximately 2% of revenue. We anticipate our capital expenditures in 2021 will be financed with cash on hand and cash provided by operating activities.

B.Business Overview

We are the global leader in Privileged Access Management (PAM), and we are expanding our offerings to include a comprehensive and flexible set of Identity Security capabilities. We secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. Our vision is to deliver an Identity Security portfolio that contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials, and thoroughly audits the entire cycle.

With CyberArk’s Identity Security portfolio, which has a foundation in Privileged Access Management, organizations can reduce risk by securing human and machine identities with access to the “keys to the kingdom.” These “keys to the kingdom” provide complete control of IT infrastructure applications, DevOps tools, and critical business data. In the hands of malicious insiders or external attackers, the consequences to businesses can be devastating. Organizations also leverage the CyberArk Identity Security access management solutions to secure the access of workforce, partner, and customer identities and deliver operational efficiencies by replacing complex, patchworked, and siloed legacy identity and access management solutions.

Securing these human and machine identities is now more important than ever. With the rapid rise in mobile workers, hybrid and multi-cloud adoption, and digitalization of the enterprise, physical and network security barriers are less relevant at securing data and assets than ever before. Compromised identities and their associated privileges represent an attack path to an organization’s most valuable assets. Because of this, we believe that identity has become the new security perimeter and is at the foundation of Zero Trust security models. Our approach is unique as CyberArk recognizes that every identity can become privileged under certain conditions and we offer the broadest range of security controls to reduce that risk while delivering a high-quality experience to the end user.

The main pillars of our strategy include innovation, whether organically or through acquisitions, developing a meaningful layer of identity security for our customers, and executing our land and expand strategy. During 2020, we continued to add new customers and cross sell to existing customers directly and through channels. As of December 31, 2020, we had approximately 6,600 customers, including more than 50% of Fortune 500 companies and more than 35% of Global 2000 companies. We define a customer to include a distinct entity, division, or business unit of a company. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology, and telecommunications, as well as government agencies.

In 2021, we began to actively shift to a subscription business model and we plan to primarily sell on-premises software subscriptions, and SaaS subscriptions through our cloud-based offerings. We are focused on acquiring and retaining our customers and increasing their engagement with us through expanding the number of users who access our platform and cross-selling additional products and services. We sell our solutions through a high touch hybrid model that includes direct sales, channel sales, managed security service providers, as well as advisory firm partners.

Through CyberArk’s C3 Alliance, our global technology partner program, we bring together enterprise software, IT, Security, and cloud providers to build on the power of Identity Security to better protect customers from cyber threats. Our CyberArk Marketplace provides a trusted platform for customers to easily find and deploy integrations from the C3 Alliance, partners, and community members.

Industry Background

The growth of our market has several drivers based on multi-year trends, making securing the identities and their associated privileges a main focus of organizations’ security strategies.

Digital Transformation: The digitalization of business creates a larger digital landscape full of opportunities for improved engagement with customers, vendors and employees, but also greater exposure to threats. New digital technologies require expanded privileged access for both humans and machines that must be properly secured. Hybrid and multi-cloud adoption drives the need for centralized solutions that help secure privileged access, enterprise-wide. This trend has greatly accelerated because of the COVID-19 pandemic forcing large portions of the workforce to work remotely and a much larger portion of businesses to offer online options to stay viable.

Cloud and SaaS Applications: Broad acceptance and adoption of hybrid and cloud-based infrastructure, and an increasing reliance on SaaS applications, are having a significant impact on how organizations approach security. Until a few years ago, organizations would typically prioritize protection of their most critical systems and data, with a particular focus on protecting privileged access. “Privileged users” were understood at the time to be mostly IT administrators accessing shared administrative accounts in systems and applications, whereas in today’s cloud and SaaS environment, every identity can become privileged under certain conditions.

Any of the identities operating in a modern environment (such as employees, partners, IT Admins, DevOps and developers, applications or robots, vendors, or customers) might have some level of privilege that, if improperly secured, can provide an attack path into an organization's most valuable assets. This is coupled with the rapid expansion and adoption of hybrid and cloud infrastructure, applications and application programming interfaces (APIs), mobile and remote workers, and use of third parties such as vendors. We now live in a world where the number, types, and interrelationships of identities have exploded, creating new dimensions to the threat landscape.

Zero Trust Security: A traditional security approach that relies on perimeter-based security is relatively less effective and applicable nowadays, due to the expansion of the digital transformation and the use of cloud and SaaS applications or remote access. In parallel, it is has become increasingly difficult to keep attackers out of an organization’s network altogether. The expanding of both attack surface and prevalence of threats have led to a growing application of a Zero Trust approach to security.

While traditional, perimeter-based security relies on a strategy of trying to separate legitimate users from threat actors and assumes that systems and traffic within the corporate networks and datacenters can be trusted, Zero Trust assumes that the threat actors have already established a network presence and have access to the organization’s applications and systems. In a Zero Trust security model, organizations aim to have every identity authenticated and authorized before granting it access, every time.

Zero Trust is not a single technology but an approach that ensures every user’s identity is verified, their device is validated, and their access is intelligently limited to just what they need – and taken away when they no longer need it. CyberArk’s Identity Security solutions delivers a set of technologies that are foundational to adopting a Zero Trust approach.

Governance and Compliance: Industry regulations such as Sarbanes Oxley (SOX), Payment Card Industry Data Security Standard (PCI), SWIFT Customer Security Controls Framework, Health Insurance Portability and Accountability Act (HIPAA), General Data Protection Regulation (GDPR), and security frameworks such as National Institute of Standards (NIST) and the Center for Internet Security (CIS) all have stringent requirements to uphold strong Identity Security controls to maintain data privacy and sovereignty.

Our Solutions

Our portfolio provides a complete and flexible set of Identity Security capabilities across three main areas: Privilege, Access, and DevSecOps.

Privilege

CyberArk’s Privileged Access Management solutions can be used to secure, manage, and monitor privileged access. Privileged accounts can be found on endpoints, in applications, and from hybrid to multi-cloud environments.

•

Privileged Access Manager. CyberArk Privileged Access Manager includes risk-based credential security and session management to protect against attacks involving privileged access. CyberArk’s Privileged On-Premises solution (formerly known as Core PAS) can be deployed in an on-premises data center or in a hybrid cloud or a public cloud environment, either as a perpetual license or as a subscription, including as a subscription-based SaaS solution through CyberArk Privilege Cloud.

•

Vendor Privileged Access Manager. CyberArk Vendor Privileged Access Manager combines Privileged Access Manager and Remote Access (formerly known as Alero) to provide fast, easy and secure privileged access to third-party vendors who need access to critical internal systems via CyberArk, without the need to use passwords. By not requiring VPNs or agents, Vendor Privileged Access Manager removes operational overhead for administrators, makes it easier and quicker to deploy and improves organizational security.

•

Endpoint Privilege Manager. The CyberArk Endpoint Privilege Manager SaaS service secures privileges on the endpoint (Windows servers, Windows desktops and Mac desktops) and helps contain attacks early in their lifecycle. It enables revocation of local administrator rights, while minimizing impact on user productivity, by seamlessly elevating privileges for authorized applications or tasks. Application control, with automatic policy creation, allows organizations to prevent malicious applications from executing, and runs unknown applications in a restricted mode. This, combined with credential theft protection, helps prevent malware such as ransomware from gaining a foothold and contains attacks on the endpoint.

•

Cloud Entitlements Manager. Introduced in 2020, CyberArk Cloud Entitlements Manager is a SaaS solution that reduces risk that arises from excessive privileges by implementing Least Privilege across cloud environments. From a centralized dashboard, Cloud Entitlements Manager provides visibility and control of permissions across an organization’s cloud landscape. Within this single display, Cloud Entitlements Manager offers automatically deployable remediations based on the principal of Least Privilege, to help organizations strategically remove excessive permissions without disrupting cloud operations.

Access

Following the acquisition of Idaptive in 2020, we now deliver robust Identity and Access Management as a Service (IDaaS) which provides a comprehensive Artificial Intelligence (AI)-based and security-first approach to managing identities that is both adaptive and context-aware. Idaptive has now been rebranded to CyberArk Identity and includes capabilities to secure both workforce and customer identities.

Workforce Identity offers:

•

Adaptive Multi-factor Authentication (MFA). Adaptive MFA enables an enterprise to enforce risk-aware and strong identity assurance controls within the organization.

•

Single Sign-On (SSO). SSO is the ability to use a single secure identity to access all applications and resources within an organization. CyberArk Identity enables SSO for all types of users – workforce, partners, and consumers to all types of workstations, systems, VPNs, and applications – both in the cloud and on-premises.

•

Application Gateway. With the CyberArk Identity Application Gateway service, customers can enable secure remote access and expand SSO benefits to on-premises web apps — like SharePoint and SAP — without the complexity of installing and maintaining VPNs.

•

Identity Lifecycle Management. This module enables CyberArk Identity customers to automate the joiner, mover, and leaver processes within the organization. This automation is critical to ensure that privileges don’t accumulate, and a user’s access is turned off as soon as the individual changes roles or leaves the organization.

•

Directory Services. Allows customers to use identity where they control it. In other words, we do not force our customers to synchronize their on-premises identities with our cloud. Our cloud architecture can work seamlessly with any existing directory, enterprise or social or a federated directory. CyberArk Identity also provides its own highly scalable and flexible directory for customers who choose to use it.

Customer Identity offers authentication and authorization services, MFA, directory, and user management to enable organizations to provide their customers with easy and secure access to websites and applications.

In alignment with our Identity Security strategy, in January 2021, we introduced new offers that will be sold as a subscription to the market for workforce users, privileged users, and external vendors. The workforce users offering includes credential vaulting and rotation, adaptive MFA, and SSO. The privileged users offering includes full credential management, session management, and Remote Access (formerly Alero). The external vendor users offering aligns to the capabilities detailed above for Vendor PAM.

DevSecOps

Our capabilities in the area of DevSecOps are focused on securing secrets used by machine identities such as applications, scripts, containers, DevOps tools, and third-party security solutions. Secrets Manager enables organizations to avoid the need to store secrets within applications and instead easily and securely access the required credentials from the CyberArk Vault. Secrets Manager supports traditional applications with its Credential Providers and dynamic applications with Conjur.

•

Secrets Manager Credential Providers. Credential Providers can be used to provide and manage the credentials used by third-party solutions such as security tools, RPA, and IT management software, and also supports internally developed applications built on traditional monolithic application architectures. Credential Providers works with CyberArk’s on-premises and SaaS based solutions.

•

Secrets Manager Conjur. For cloud-native applications built using DevOps methodologies, Conjur Enterprise provides a secrets management solution tailored specifically to the unique requirements of these environments. We also provide an open source version to better meet the needs of the developer community.

Our Technology

Our portfolio provides a complete and flexible set of Identity Security capabilities that leverage the following core technologies:

Secure Digital Vault Technology. Our proprietary Digital Vault technology provides a highly secure, isolated environment, independent of other software, and is engineered with multiple layers of security. Our on-premises and SaaS PAM solutions use the highly secured Digital Vault to safely store, audit and manage passwords, privileged credentials, policy information and privileged access session data.

Privileged Session Recording and Controls. Our innovative privileged session recording and control mechanisms provide the ability to isolate an organization’s IT systems from end-user desktops, while monitoring and auditing privileged session activities. The architecture blocks direct communication between an end-user’s desktop and a target system, thus preventing potential malware on the desktop from infiltrating the target system. This architecture further ensures that privileged credentials will remain protected and will not be exposed to the end-user or reach the desktop. CyberArk session monitoring solutions support native connectivity to Windows and other graphical platforms via native RDP tools and Linux/Unix using native SSH tools. Risk scoring can be applied to each recorded session, automating the review of all privileged sessions and enabling auditors to prioritize and deprioritize workloads based on risk.

Secure Remote Access. The cloud-based, multifactor authentication provided with Remote Access leverages the biometric capabilities from smartphones which in turn allows authorized remote vendors simple just-in-time secure privileged access. Once authenticated, all privileged sessions are automatically recorded for full audit and monitored in real-time.

Strong Application Authentication and Credential Management. The Secrets Manager (formerly Application Access Manager) architecture allows an organization to eliminate hard-coded application credentials, such as passwords and encryption keys, from applications and scripts. Our secure, proprietary technology permits authentication of an application during run-time, based on any combination of the application’s signature, executable path or IP address, and operating system user. Following application authentication, the authenticated application uses a secure application programming interface, or API, to request privileged account credentials during run-time and, based on the application permissions in Privileged Access Manager, up-to-date credentials are provided to the application.

Strong Endpoint Security. Our endpoint agent technology provides policy-based privilege management, application control and credential theft protection capabilities. The agent detects privileged commands, and application installation or invocation on the endpoint to validate whether it is permissible in accordance with the organization’s security policy, otherwise blocking the operation or allowing it to run in a restricted mode. Having users operate in a least privilege mode together with our agent-based technology effectively reduces the attack surface that attackers or malware can exploit. The solution leverages third-party threat and reputation information to further strengthen controls and block bad or malicious applications based on such security intelligence.

Adaptive Multi-factor Authentication. Our Adaptive Multi-factor Authentication (MFA) enforces risk-aware and strong identity assurance controls within an organization. These controls include a broad range of built-in authentication factors such as passwordless authenticators like Windows Hello and Apple TouchID, high assurance authenticators like USB security keys, and our patented Zero Sign-on certificate-based authentication.

Single Sign-on. Our Single Sign-on (SSO) solution facilities the secure access to many different applications, systems, and resources while only requiring a single authentication. Our SSO solution offers a modern identity provider supporting popular SSO protocols to any system or app that supports SAML, WS-Fed, OIDC and OAuth2 as well as an extensive application catalog with out-of-the-box integration for thousands of applications.

Our Customers

As of December 31, 2020, we had approximately 6,600 customers, including more than 50% of Fortune 500 companies and more than 35% of Global 2000 companies. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology and telecommunications, as well as government agencies.

Our business is not dependent on any particular customer. No customer or channel partner accounted for more than 10% of our revenues in the last three years. Our diverse global footprint is evidenced by the fact that in 2020, we generated 53.1% of our revenues from customers in the United States, 30.6% from the EMEA region and 16.3% from the rest of the world, including countries in North and South America other than the United States and countries in the Asia Pacific region.

Go-to-Market

Marketing

Our marketing strategy is focused on building our brand strength, communicating the benefits of our solutions, developing leads, and increasing sales to existing customers. We market ourselves as the global leader in Identity Security. Centered on Privileged Access Management, we provide comprehensive security solutions for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads, and throughout DevOps pipelines. The world’s leading organizations trust CyberArk to help secure their most critical assets. We execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation for our products, generating qualified leads for our sales force and channel partners. Our marketing efforts also include public relations in multiple regions and extensive content development available through our website. We are focused on ongoing thought-leadership campaigns to reinforce our positioning as the Identity Security leader.

In 2020, our marketing investments and campaigns were adjusted to match our customers’ and prospects’ “new normal” of remote work and online engagement versus in-person trade shows, regional events, and in-person meetings. For example, in June 2020 we held our 14th annual Impact User Conference entirely online. This immersive digital experience attracted more than 11,000 registered attendees and delivered over 40 keynotes, breakout, and training sessions — a record over previous years. Additional adjustments included replacing in person regional events with regional online experiences as well in increased investment and focus on digital marketing channels. We believe that just as parts of the new normal for our customers and prospects will be permanent, our investments, experience, and focus on online events and digital marketing will become a permanent focus of our marketing mix going forward.

Sales

We believe that our hybrid sales model, which combines the leverage of high touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business, the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, consisting of the Americas, EMEA and Asia Pacific and Japan regions. As of December 31, 2020, our global network of channel partners consisted of more than 450 resellers, distributors, and managed service providers. Our channel partners generally complement our sales efforts by helping identify potential sales targets, maintaining relationships with certain customers and introducing new products to existing customers and offering post-sale professional services and technical support. In 2020, we generated approximately 33% of our revenues from direct sales from our field offices located throughout the world. Approximately 45% of our sales in the United States are direct while most of our sales in the EMEA and APJ regions and the rest of the world are through channel partners. We work with many global systems integration partners and several leading regional security value added resellers, such as Optiv Security Inc., Merlin International, Computacenter PLC, Netpoleon, SHI, M.Tech and Guidepoint Security. These companies were each among our top 15 channel partners in 2019 and 2020 by revenues and we have derived a meaningful amount of revenues from sales to each of them during the last two years. Further, we work with advisory firms such as Deloitte and KPMG in marketing our solutions and providing implementation services to our customers. We also have a joint business relationship contract with PricewaterhouseCoopers LLP in which we may engage in co-marketing and associated co-delivery of solutions and implementation services.

Our sales cycle varies by size of the customer, the number of products purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to several months for large deployments. We also typically experience seasonality in our sales, particularly demonstrated by increased sales in the last month of a quarter and the last quarter of the year. To support our broadly dispersed global channel and customer base, as of December 31, 2020, we had sales personnel in 38 countries. We plan to continue investing in our sales organization to support both the growth of our channel partners and our direct sales organization.

Services

Subscription and Software as a Service

In 2021, we plan to actively transition our business to a recurring revenue model by shifting our sales from perpetual licenses to recurring subscriptions. Our subscriptions include on-premises and SaaS subscriptions of our software solutions.

Maintenance and Support

Our maintenance and support program provides all customers who purchase maintenance and support in conjunction with their perpetual licenses, and on-premises and SaaS subscriptions, the right to software bug repairs, the latest system enhancements, and updates on an if-and-when available basis during the maintenance period, and access to our technical support services. Customers who purchase maintenance and support in conjunction with their initial perpetual license purchase typically buy for one year or, to a lesser extent, three years, and can subsequently continue to renew maintenance and support for additional one- or three-year periods. These two alternative maintenance and support periods are common in the software industry. Customers typically pay for each alternative in full at the beginning of their terms. Most of our software maintenance and support contracts sold are for a one-year term. For example, for the years 2018 through 2020, approximately 83% of the renewal contracts were for a one-year term.

Our technical support services are provided to perpetual and subscription customers via our online support center, which enables customers to submit new support queries and monitor the status of open and past queries. Our online support system also provides customers with access to our CyberArk Knowledge Base, an online user-driven information repository that provides customers the ability to address their own queries. Additionally, we offer email and telephone support during business hours to customers that purchase a standard support or subscription package and 24/7 availability to customers that purchase our 24/7 support or subscription package.

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

Professional Services

Our products are designed to allow for online trials, or to allow customers to download, install and deploy them on their own or with training and professional assistance. Our solutions are highly configurable, and many customers will select either one of our many trained channel partners or our CyberArk Security Services team to provide expert professional services. Our Security Services team can be contracted to assist customers in planning, installing, and configuring our solution to meet the needs of their security and IT environment, and provide technical account management services. Our Security Services team provides ongoing consulting services regarding best practices for achieving Identity Security, and recommended ways to implement our solutions to meet specific customer requirements. Additionally, they share best practices associated with Identity Security to educate customers and partners on such best practices through virtual classroom, live face-to-face, or self-paced classes.

New for 2020, we delivered the Blueprint for Privileged Access Management and will be broadening the Blueprint to Identity Security in 2021. The most comprehensive program of its kind, CyberArk Blueprint is designed to help customers take a future-proof, phased and measurable approach to reducing Identity Security risks.

Based on the experience of the CyberArk Labs and Red Team (CyberArk teams involved in cyber security research) and incident response engagements, nearly every targeted attack follows a similar pattern of identity and privileged credential compromise. These patterns influenced CyberArk Blueprint’s three guiding principles, which are foundational to the program: prevent credential theft; stop lateral and vertical movement; and limit privilege escalation and abuse.

The CyberArk Blueprint uses a simple, prescriptive approach based on these guiding principles to reduce risk across five stages of Identity Security maturity. Customers benefit from being able to prioritize quick wins, progressively address advanced Identity Security use cases, and align security controls to digital transformation efforts across hybrid environments.

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and continuing to enhance existing products and services, as well as developing new products, features and functionality to meet market needs. We believe the timely development of new products and capabilities is essential to maintaining our competitive position. We regularly release new versions of our software which incorporate new features and enhancements to existing features. We also maintain a dedicated CyberArk Labs team that researches reported cyber-attacks, the attackers’ techniques and post-exploit methods that lead to new security development initiatives for our products and provides thought-leadership on new product capabilities and targeted attack mitigation.

As of December 31, 2020, we had 464 employees focused on research and development. We conduct our research and development activities primarily in Israel, as well as in the United States, India and Ukraine. We believe this provides us with access to world class engineering talent. Our research and development expenses were $57.1 million, $72.5 million, and $95.4 million in 2018, 2019 and 2020, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property.

As of December 31, 2020, we had 84 issued patents in the United States, and 59 pending U.S. patent applications. We also had 37 issued patents and 25 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The inventions for which we have sought patent protection relate to current and future elements of our products and technology. The following list of products identifies some of those with patent-protected features, but other products may also be protected by one or more patents: Digital Vault, Discovery & Audit tool, Privileged Threat Analytics, Privileged Session Manager, Endpoint Privilege Manager, Secrets Manager and CyberArk Identity.

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

Our industry is characterized by the existence of many relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. Leading companies in the security industry have extensive patent portfolios. As our market position continues to grow, we believe that competitors will be more likely to try to develop products that are like ours and that may infringe our proprietary rights. It may also be more likely that competitors or third parties will claim that our products infringe their proprietary rights. From time to time, third parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners, users, or customers, whom our standard license and other agreements may obligate us to indemnify against such claims under certain circumstances. Successful claims of infringement or misappropriation by a third party could prevent us from developing, distributing, licensing, using certain products, performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology; enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights; and to indemnify our customers and partners (and parties associated with them). Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected.

Competition

The IT security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with a multitude of companies that offer a broad array of IT security products that employ different approaches and delivery models to address these evolving threats.

Our current competitors in the Privileged Access Management market include BeyondTrust Corporation, NortonLifeLock, Inc. (acquired by Broadcom Inc.), One Identity LLC and Thycotic Software Ltd., some of which may offer solutions at lower price points. Further, we may face competition due to changes in the manner that organizations utilize IT assets and the security solutions applied to them, such as the provision of Privileged Access Management functionalities as part of public cloud providers’ infrastructure offerings, or cloud-based identity management solutions. With the acquisition of Idaptive and our strategy to provide customers with a comprehensive identity security portfolio, and our DevOps security solution, some of the functionality offered in our products may compete with certain solutions in the market such as solutions from Okta Inc., Microsoft Corporation or HashiCorp, Inc. In addition, limited IT budgets may also result in competition with providers of other advanced threat protection solutions such as Palo Alto Networks, CrowdStrike Holdings, Inc. and NortonLifeLock, Inc. We also may compete, to a certain extent, with vendors that offer products or services in adjacent or complementary markets to Privileged Access Management, including identity management vendors and cloud platform providers such as Amazon Web Services, Google Cloud Platform, and Microsoft Azure.

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

We believe we compete favorably with our competitors based on these factors. However, some of our current competitors may enjoy potential competitive advantages, such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical, and other resources.

Properties

Our corporate headquarters are in Petach Tikva, Israel in an office consisting of approximately 139,100 square feet to which we moved in September 2017. The current lease expires in June 2022 with an extension option for two successive one-year periods. Our U.S. headquarters are in Newton, Massachusetts in an office consisting of approximately 32,463 square feet. The lease expires in June 2026 with an extension option for the entire premises through 2034. We maintain additional offices in the U.K., Singapore, France, Germany, Australia, Japan, India, Italy, Netherlands, Spain, Denmark, Poland, Kiev and Turkey. We believe that our facilities are sufficient to meet our current needs and that if we require additional space to accommodate our growth, we will be able to obtain additional facilities on commercially reasonable terms.

Internal Cybersecurity

As we offer Identity Security solutions and services, we are sensitive to potential cyber-attacks that may result in unauthorized access to our information and potentially that of our customers. We are also aware that, being an Israeli company, we may be targeted by cyber terrorists and nation-state actors. Any actual or perceived breach of our networks, systems or data may have an adverse impact on the market perception of our solutions and services and may expose us to potential liability.

For more information regarding the risks involved with cybersecurity, see “Item 3.D. Risk Factors— Our reputation and business could be harmed due to real or perceived vulnerabilities in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, resulting in loss of customers, enforcement actions, lawsuits or financial losses.” and “—If our internal IT network system, or those of third party service providers associated with us, is compromised by cyber attacks or other data breaches, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.”

We are focused on continuously implementing and maintaining technologies and solutions to assist in the prevention of potential cyber-attacks, as well as protective measures and contingency plans in the event of an actual attack. We maintain cybersecurity risk management policies and procedures, including internal controls, audits and disclosure protocols for handling and responding to cybersecurity events. These policies and procedures include internal notifications and engagements and, as necessary, cooperation with law enforcement. Our controls are designed to limit and monitor access to our systems, networks, and data, prevent inappropriate or unauthorized access or modification, and monitor for threats or vulnerabilities. We conduct periodic trainings for our employees, including on phishing, malware and other cybersecurity risks and we have mechanisms in place designed to promote rapid internal reporting of potential or actual cybersecurity breaches.

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

Government Regulations

For information regarding the material effects of government regulations, see “—Industry Background” above, “Item 3.D. Risk Factors— The dynamic legal and regulatory environment around privacy, data protection, cross-border data flows, and cloud computing may limit the offering, use and adoption of, or require modification of, our products and services, which could limit our ability to attract new customers and support our current customers, or we could be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements thus harming our operating results and adversely affecting our business,” “—We are subject to a number of regulatory and geopolitical risks, associated with global sales and operations, which could materially affect our business,” and “The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes,” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Israeli Tax Considerations and Government Programs.”

Legal Proceedings

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.Organizational Structure

The legal name of our company is CyberArk Software Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries all of which are 100% owned directly or indirectly by CyberArk Software Ltd.:

Name of Subsidiary	Place of Incorporation
CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) PTE. LTD.	Singapore
CyberArk Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd.	Australia
CyberArk Software (Japan) K.K.	Japan
CyberArk Software Canada Inc.	Canada
CyberArk USA Engineering, LP	Delaware, United States
CyberArk Software (Spain), S.L.	Spain
IDaptive India Private Limited	India
IDaptive Europe Limited	United Kingdom

D.Property, Plant and Equipment

See “Item 4.B.—Business Overview—Properties” for a discussion of property, plant and equipment.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For a discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2018 and comparison of the years ended December 31, 2018 and 2019, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on March 5, 2020.

Company Overview

CyberArk is the global leader in Privileged Access Management (PAM), and we are extending our leadership in PAM to offer the most complete and flexible set of Identity Security capabilities. We secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. CyberArk’s vision is to deliver an Identity Security portfolio that contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials, and thoroughly audits the entire cycle – giving organizations peace of mind to drive their businesses fearlessly forward.

With CyberArk’s Identity Security portfolio, which has a foundation in Privileged Access Management, organizations can reduce risk by securing human and machine identities with access to the “keys to the kingdom.” These “keys to the kingdom” provide complete control of IT infrastructure applications, DevOps tools, and critical business data. In the hands of malicious insiders or external attackers, the consequences to businesses can be devastating. Organizations also leverage the CyberArk Identity Security access management solutions to secure the access of workforce, partner, and customer identities and deliver operational efficiencies by replacing complex, patchworked, and siloed legacy identity and access management solutions.

Securing these human and machine identities is now more important than ever. With the rapid rise in mobile workers, hybrid and multi-cloud adoption, and digitalization of the enterprise, physical and network security barriers are less relevant at securing data and assets than ever before. Compromised identities and their associated privileges represent an attack path to an organization’s most valuable assets. Because of this, we believe that identity has become the new security perimeter and is at the foundation of Zero Trust security models. Our approach is unique since CyberArk recognizes that every identity can become privileged under certain conditions and we offer the broadest range of security controls to reduce risk while delivering a high-quality experience to the end user.

Prior to 2020, we primarily derived our revenues by licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services to the extent requested by customers. In 2021, we began to actively transition our business to a recurring revenue model by shifting our sales from perpetual licenses to recurring subscriptions. Our subscriptions include on-premises and SaaS subscriptions of our software solutions. For the full year 2020, we increased our annual recurring revenue (ARR) by 43% to $274 million. The majority of the growth in ARR was driven by on-premises and SaaS subscriptions revenue.

We have experienced significant growth over the last several years, as evidenced by a compound annual growth rate in revenues of 16.3% from 2018 to 2020. We have also increased our number of employees and subcontractors from 1,146 as of December 31, 2018 to 1,689 as of December 31, 2020. We intend to continue to execute on our strategy of growing our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies, and products. We intend to continue to invest in the development of our sales and marketing teams, with a particular focus on expanding our channel partnerships, targeting new customers, creating technology partnerships and expanding our sales to existing customers.

We also plan to continue to invest in research and development in order to continue to develop technology to protect modern enterprises from Identity Security risk from hybrid to cloud-native environments. During the years ended December 31, 2018, 2019 and 2020, our revenues were $343.2 million, $433.9 million and $464.4 million, respectively, representing year-over-year growth of 26.4% and 7.0% in 2019 and 2020, respectively, and with maintenance and professional services comprising 45.2% and 51.3% of our revenues in 2019 and 2020, respectively. Our net income (loss) for the years ended December 31, 2018, 2019 and 2020 was $47.1 million, $63.1 million and $(5.8) million, respectively.

Key Performance Indicators and Recent Business Developments

As we look at our business, we continue to benefit from strong industry tailwinds around digital transformation, cloud migration and enhanced cybersecurity requirements. The COVID-19 pandemic accelerated these trends. At the same time, organizations around the world, including CyberArk, have had to respond to the global pandemic and adjust operations to a remote work environment. From a business perspective, the health and safety of our employees and community of customers and partners remain our top priority.

We responded quickly to the COVID-19 pandemic by:

•

Delivering strong customer support remotely while continuing to provide 24/7 service and ensuring customers and partners had the support resources required to keep their businesses up and running;

•

Offering at no cost our Remote Access solution, formerly known as Alero, our SaaS solution for remote access, for employees and contractors to securely access CyberArk through biometric authentication without a VPN;

•

Providing our entire global workforce the ability to work securely from home;

•

Adjusting and delivering all of our security services remotely, including Consulting, Implementation, Program Delivery, Red Teaming, Cloud and Education Services;

•

Increasing our level of virtual employee engagement and communication;

•

Transitioning our sales team to virtual engagements; and

•

Shifting our marketing to digital programs.

In addition, the COVID-19 pandemic did impact our new business sales process, which was transformed from in person engagements to online engagements, product demonstrations and proof of concepts. We experienced slower progression of new business deals through the pipeline and smaller initial new business deal sizes in 2020, as many customers limited their purchases to only address immediate needs given the economic uncertainty created by the COVID-19 pandemic. This trend contributed to our lower percentage of license revenue from new customers in 2020 compared with prior years. Lastly, we experienced lower travel related expenses during 2020 as the majority of our business was conducted virtually given the global lockdowns and COVID-19 related travel restrictions. We expect that over time our travel related expenses will increase as travel restrictions begin to be lifted.

In 2020, we also began to experience a shift in customer preferences toward more recurring subscriptions for our software solutions including on-premises and SaaS subscriptions. Revenue recognition for our subscription offerings is more ratable compared to sales of perpetual licenses, which have a higher percentage of revenue recognized upfront. This shift in the mix of our business toward more recurring revenues, or subscriptions, impacted our revenues, profitability and cash flow provided by operating activities during the full year 2020. In early 2021, we began to actively transition our business to a recurring revenue model by incentivizing our team to shift our sales from perpetual licenses to recurring subscriptions, including both SaaS and on-premises subscriptions. As part of the active transition of our business, we expect our revenues, operating income, net income (loss) and cash flow provided by operating activities to be impacted by the increase in ratable revenue recognition related to our subscription offerings. We also expect that maintenance revenues associated with perpetual license contracts will decline over the long term as we sell less perpetual licenses. In addition, we anticipate that the shift toward a recurring revenue business will result in an increase in annual payment terms for our customer contracts, which is customary in a subscription business model, and will have an impact on our cash flow provided by operating activities. Over the long term, we expect the transition to a recurring revenue model to result in higher visibility and stronger durability of our business. The subscription business model transition is also directly aligned with the broad market trends related to digital transformation and cloud migration as well as our identity security strategy.

As we move forward with the transition, we are focusing on the following metrics to evaluate the health of our business:

	Year ended December 31,
	2018	2019	2020
	($ in thousands)
ARR (as of period-end)	$143,026	$192,047	$273,961

Recurring Revenue	$134,894	$175,655	$247,322

Total deferred revenues (as of period-end)	$149,534	$190,355	$242,508

ARR. Annual recurring revenue (ARR) is a performance indicator that provides more visibility into the growth of our recurring business. ARR is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts in effect at the end of the reported period. ARR should be viewed independently of revenue and deferred revenues as it is an operating measure and is not intended to be combined with or to replace either of those items. ARR provides management with more visibility into our revenue stream for the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment.

Recurring Revenue. Recurring revenue refers to the portion of our total revenue that includes our SaaS subscriptions, on-premises subscription and recurring maintenance revenues related to our perpetual license contracts. Management monitors the growth of our recurring revenue as we move through the transition to evaluate the pace of our transition to a recurring revenue model and the health of our business. Recurring revenue also provides enhanced visibility and predictability of future revenue.

Total Deferred Revenues. Our total deferred revenues consist of maintenance and support and professional services that have been invoiced and collected but that have not yet been recognized as revenues because they do not meet the applicable criteria, and of SaaS contracts, where there are unconditional rights for a consideration, that have been invoiced but have not yet been recognized. In 2020, an increasing percentage of our total deferred revenues and the substantial portion of our deferred revenues growth was related to SaaS contracts that have not been recognized. Management monitors our total deferred revenues because they represent a significant portion of revenues to be recognized in future periods. The material factors driving changes in our license revenues are discussed under “—Comparison of Period to Period Results of Operations.”

A.Operating Results

The following discussion and analysis should be read in conjunction with the section titled “Key Performance Indicators and Recent Business Developments” of this annual report and our consolidated financial statements and the related notes contained elsewhere in this annual report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3.D. Risk Factors” of this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Components of Statements of Operations

Revenues

Our revenues consist of the following:

•

License Revenues. License revenues include perpetual licenses, the license portion of on-premises subscription contracts as well as SaaS revenues recognized during the reported period. License revenues are generated primarily from sales of our Privileged Access Manager, Endpoint Privilege Manager, Secrets Manager and CyberArk Identity solutions. The substantial majority of our license revenues has been from sales of our Privileged Access Manager. We are seeing an increasing percentage of our business coming from our SaaS solutions, including Privilege Cloud, Endpoint Privilege Manager and CyberArk Identity, which have ratable revenue recognition, increasing our deferred revenues that will be recognized over time. We expect revenues from SaaS and on-premises subscriptions to become a larger percentage of our total revenues. Privileged Access Manager and CyberArk Identity are both licensed per user. Endpoint Privilege Manager is licensed by target system (workstations and servers). Secrets Manager has two different licensing approaches based on the types of applications being secured. The first model is licensed by agent for mission-critical and static applications and the second model is licensed by site/region for more dynamic cloud native applications and DevOps pipelines.

•

Maintenance and Professional Services Revenues. Maintenance revenues are generated from maintenance and support contracts purchased by our customers in order to gain access to the latest software enhancements and updates on an ‘if and when available’ basis and to telephone and email technical support. Maintenance Revenues includes the maintenance associated with both our perpetual and on premises subscription license contracts. We expect the growth rate in our maintenance revenue to decline in the near term and eventually to decline in absolute dollars over the long term as we transition towards selling more SaaS subscriptions and less perpetual licenses. We also offer professional services for consulting, deployment and training of our customers to fully leverage the use of our products.

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, which includes Canada, Central and South America, and the Asia Pacific and Japan region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2018		2019		2020
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
United States	$187,704	54.7%	$233,945	53.9%	$246,811	53.1%
EMEA	112,086	32.7%	129,730	29.9%	141,866	30.6%
Rest of World	43,409	12.6%	70,220	16.2%	75,754	16.3%

Total revenues	$343,199	100.0%	$433,895	100.0%	$464,431	100.0%

Cost of Revenues

Our total cost of revenues consists of the following:

•

Cost of License Revenues. Cost of license revenues consists primarily of amortization of intangible assets, cloud infrastructure costs, personnel costs for our global cloud organization that consist primarily of salaries, benefits, bonuses and share-based compensation, depreciation of internal use software capitalization, costs incurred by third-party software vendors and shipping costs associated with delivery of our software. As we shift more of our sales to SaaS offerings, we expect the absolute cost of license revenues and the cost of revenues as a percentage of revenue to increase.

•

Cost of Maintenance and Professional Services Revenues. Cost of maintenance and professional services revenues primarily consists of personnel costs for our global customer support and professional services organization. Such costs consist primarily of salaries, benefits, commissions, bonuses, share-based compensation and subcontractors’ fees. We expect the absolute cost of maintenance and professional services revenues to increase as our customer base grows and as we hire additional professional services and technical support personnel.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of license revenues and maintenance and professional services revenues, and we expect this pattern to continue as we shift more of our sales to subscription, particularly as the mix of our business will include more SaaS based revenues.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which consists primarily of salaries, employee benefits (including commissions and bonuses) and share-based compensation expense. Operating expenses also include software and related expenses and allocated overhead costs for facilities and office expenses as well as depreciation and amortization. Allocated costs for facilities and office expenses primarily consist of rent, office maintenance and utilities and office supplies. We expect personnel and all allocated costs to continue to increase in absolute dollars as we hire new employees and add facilities to continue to grow our business.

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

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including variable compensation, as well as marketing programs and business development costs, travel expenses, allocated overhead costs and depreciation and amortization of intangibles assets. We expect that sales and marketing expenses will continue to increase in absolute dollars and at least in line with our revenue growth rate as we plan to expand our sales and marketing efforts globally. We continue to expect sales and marketing expenses will remain our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include insurance premiums and external legal, accounting and other professional service fees. We continue to expect that general and administrative expense will increase in dollars and at least in line with our revenue growth rate as we grow and expand our operations and operate as a public company, including higher corporate insurance premiums, investor relations and accounting expenses, and the additional costs relating to our ongoing regulatory compliance efforts.

Financial Income (Expense), Net

Financial income (expense), net consists of mainly interest income, foreign currency exchange gains or losses, amortization of debt discount and issuance costs and foreign exchange forward transactions expenses. Interest income consists of interest earned on our cash, cash equivalents, short and long-term bank deposits and marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Taxes on Income

The ordinary corporate tax rate in Israel is 23.0%.

As discussed in greater detail below under “Israeli Tax Considerations and Government Programs”, we have been entitled to various tax benefits under the Investment Law. Under the Investment Law, our tax rate to be paid with respect to our eligible Israeli taxable income under these benefits programs is generally 12.0%.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated deduction of research and development expenses, accelerated depreciation and amortization rates for tax purposes on certain intangible assets and deduction of public offering expenses in three equal annual installments.

Our non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of tax residency. Due to our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2018		2019		2020
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
Revenues:
License	$192,514	56.1%	$237,879	54.8%	$226,113	48.7%
Maintenance and professional services	150,685	43.9	196,016	45.2	238,318	51.3

Total revenues	343,199	100.0	433,895	100.0	464,431	100.0

Cost of revenues:
License	10,526	3.1	10,569	2.4	19,341	4.2
Maintenance and professional services	37,935	11.0	52,046	12.0	63,230	13.6

Total cost of revenues	48,461	14.1	62,615	14.4	82,571	17.8

Gross profit	294,738	85.9	371,280	85.6	381,860	82.2

Operating expenses:
Research and development	57,112	16.6	72,520	16.7	95,426	20.5
Sales and marketing	148,290	43.2	184,168	42.4	219,999	47.4
General and administrative	42,044	12.3	52,308	12.1	60,429	13.0

Total operating expenses	247,446	72.1	308,996	71.2	375,854	80.9

Operating income	47,292	13.8	62,284	14.4	6,006	1.3
Financial income (expense), net	4,551	1.3	7,800	1.8	(6,395)	(1.4)

Income (loss) before taxes on income	51,843	15.1	70,084	16.2	(389)	(0.1)
Taxes on income	(4,771)	(1.4)	(7,020)	(1.6)	(5,369)	(1.2)

Net income (loss)	$47,072	13.7%	$63,064	14.6%	$(5,758)	(1.2)%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

Revenues

	Year ended December 31,
	2019		2020		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
License	$237,879	54.8%	$226,113	48.7%	$(11,766)	(4.9)%
Maintenance and professional services	196,016	45.2	238,318	51.3	42,302	21.6

Total revenues	$433,895	100.0%	$464,431	100.0%	$30,536	7.0%

Revenues increased by $30.5 million, or 7%, from $433.9 million in 2019 to $464.4 million in 2020. This increase was due primarily to continued sales of our license solutions and increased revenues from our maintenance and professional services revenues. The largest increase in revenue occurred in the United States, where revenues increased by $12.9 million, while the increase in EMEA and the rest of the world was $12.1 million and $5.5 million, respectively. We increased our number of customers from approximately 5,300 as of December 31, 2019 to approximately 6,600 as of December 31, 2020.

License revenues decreased by $11.8 million, or 4.9%, from $237.9 million in 2019 to $226.1 million in 2020. In 2020, approximately 75% of license revenues were generated from sales to existing customers. The decline in the license revenue was in part because of the significant shift in our license bookings mix toward more recurring and ratable business, which includes subscriptions to our on-premises offerings, and also to our SaaS solutions which are recognized over the contract period.

Maintenance and professional services revenues increased by $42.3 million, or 21.6%, from $196.0 million in 2019 to $238.3 million in 2020. Maintenance revenues increased by $37.6 million from $159.7 million in 2019 to $197.3 million in 2020, with renewals accounting for approximately $22.8 million and initial maintenance contracts for approximately $14.7 million, respectively, of this increase. Professional services revenues increased by $4.7 million from $36.3 million in 2019 to $41.0 million in 2020, primarily due to the provision of more services to customers.

Cost of Revenues and Gross Profit

	Year ended December 31,
	2019		2020		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
License	$10,569	2.4%	$19,341	4.2%	$8,772	83.0%
Maintenance and professional services	52,046	12.0	63,230	13.6	11,184	21.5%

Total cost of revenues	$62,615	14.4%	$82,571	17.8%	$19,956	31.9%

Gross profit	$371,280	85.6%	$381,860	82.2%	$10,580	2.8%

Cost of license revenues increased from $10.6 million in 2019 to $19.3 million in 2020. The increase in cost of license revenues was driven by a $4.3 million increase in cloud infrastructure costs, an additional $2.6 million of other costs associated with an increase in SaaS sales and an increase of $3.1 million from amortization of intangible assets, offset by a $1.3 million decrease in installations of appliances and hardware parts.

Cost of maintenance and professional services revenues increased by $11.2 million, or 21.5%, from $52.0 million in 2019 to $63.2 million in 2020. The increase in cost of maintenance and professional services revenues was driven primarily by a $11.1 million increase in personnel costs and related expenses. Our technical support and professional services headcount grew from 253 at the end of 2019 to 309 at the end of 2020.

Gross profit increased by approximately $10.6 million, or 2.8%, from $371.3 million in 2019 to $381.9 million in 2020. Gross margins decreased from 85.6% in 2019 to 82.2% in 2020. This was driven by the increase in SaaS sales which have incremental costs related to cloud infrastructure and, as a result, a lower margin contribution.

Operating Expenses

	Year ended December 31,
	2019		2020		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$72,520	16.7%	$95,426	20.5%	$22,906	31.6%
Sales and marketing	184,168	42.4	219,999	47.4	35,831	19.5
General and administrative	52,308	12.1	60,429	13.0	8,121	15.5

Total operating expenses	$308,996	71.2%	$375,854	80.9%	$66,858	21.6%

Research and Development. Research and development expenses increased by $22.9 million, or 31.6%, from $72.5 million in 2019 to $95.4 million in 2020. This increase was primarily attributable to an $18.6 million increase in personnel costs and related expenses, as we increased our research and development team headcount from 349 at the end of 2019 to 464 at the end of 2020 to support continued investment in our future product and service offerings. The increase was also attributable to a $3.1 million increase in software and related expenses and a $1.5 million increase related to facilities and depreciation overhead costs.

Sales and Marketing. Sales and marketing expenses increased by $35.8 million, or 19.5%, from $184.2 million in 2019 to $220.0 million in 2020. This increase was primarily attributable to a $37.0 million increase in personnel costs and related expenses due to increased headcount in all regions to expand our sales and marketing organization. The increase was also attributable to a $2.0 million increase in expenses related to our marketing programs, a $1.5 million increase in software and related expenses and a $1.8 million increase related to facilities and depreciation overhead costs, partially offset by a $6.9 million decrease in travel and related expenses due to COVID-19. Our sales and marketing headcount grew from 656 at the end of 2019 to 772 at the end of 2020.

General and Administrative. General and administrative expenses increased by $8.1 million, or 15.5%, from $52.3 million in 2019 to $60.4 million in 2020. This increase was primarily attributable to an increase of $2.9 million in personnel costs and related expenses due to increased headcount coupled with a $6.4 million increase in services fees due to external legal counsel, accounting, insurance and patent administration, offset by a $1.2 million decrease in depreciation and amortization. Our general and administrative headcount grew from 122 at the end of 2019 to 144 at the end of 2020.

Financial Income (Expense), Net. Financial income (expense), net changed by $14.2 million from $7.8 million of income in 2019 to $6.4 million of expenses in 2020. This change resulted primarily from an increase of $15.2 million in non-cash interest expense related to the amortization of debt discount and issuance costs and from a $0.5 million decrease in interest income from investments in marketable securities and short- and long-term bank deposits offset by a $1.4 million increase in financial income from foreign currency exchange differences.

Taxes on Income. Taxes on income decreased from $7.0 million in 2019 to $5.4 million in 2020. This decrease was mainly attributed to a decrease in our income before taxes on income offset by consequences of an intra-entity intellectual property transfer in 2020.

Application of Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this annual report. We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third parties. Actual results could differ from these estimates and could have a material adverse effect on our reported results. See “Item 3.D. Risk Factors” for a discussion of the possible risks which may affect these estimates.

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

Revenue Recognition

We primarily generate revenues from licensing the rights to use our software products and providing the right to access our SaaS solutions, as well as from maintenance and professional services. License revenues include perpetual, the license portion of on-premises subscription contracts, as well as SaaS revenues recognized during the reported period. We sell our products through our direct sales force and indirectly through resellers. Payment is typically due within 30 to 90 calendar days of the invoice date.

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

Our software license revenues from perpetual or on-premises subscription licenses, are recognized at the point of time when the license is made available for download by the customer. Maintenance revenue related to our perpetual license contracts and the maintenance component of our on-premises subscription offering as well as our SaaS revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years. Professional services revenues consist mostly of time and material services that are recognized as the services are performed.

Contract liabilities consist of deferred revenues and include unearned amounts received under maintenance and support contracts, professional services contracts that do not meet the revenue recognition criteria as of the balance sheet date. Contract liabilities also include unearned, invoiced amounts in respect of SaaS services whereby there is an unconditional right for a consideration. Deferred revenues are recognized as (or when) we perform under the contract.

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

Deferred Contract Costs

We pay sales commissions primarily to sales and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Based on our technology, customer contracts and other factors, we have determined the expected period of benefit to be approximately five years. Sales commissions for initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and amortized on a straight-line basis over the related contractual renewal period and aligned with the revenue recognized from these contracts. Amortization expense of these costs are substantially included in sales and marketing expenses.

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

As a result of adopting ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities”, beginning on January 1, 2019, gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same accounting period in which the designated forecasted transaction or hedged item affects earnings. Prior to January 1, 2019, cash flow hedge ineffectiveness was separately measured and reported immediately in earnings.

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

In addition to the derivatives that are designated as hedges as discussed above, we also enter into certain foreign exchange forward transactions to economically hedge certain account receivables in Euros, British Pounds Sterling and Canadian Dollars. Gains and losses related to such derivative instruments are recorded in financial income (expense), net.

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

We selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for our option awards. The fair value of restricted stock units (“RSUs”) and performance stock units (“PSUs”) without market conditions, is based on the closing market value of the underlying shares at the date of grant. For PSUs subject to market conditions, we use a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.

The option-pricing and Monte Carlo models require a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. We recognize forfeitures of equity-based awards as they occur.

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

For the years ended December 31, 2018, 2019 and 2020, no impairment losses were identified.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets which range from two to twelve years. Intangible assets, consisting primarily of technology and customer relationships, are amortized over their estimated useful lives on a straight-line basis or in proportion to their economic benefits realized.

Convertible Senior Notes

We account for our convertible senior notes in accordance with ASC 470-20 “Debt with Conversion and Other Options.” We allocated the principal amount of the convertible senior notes between its liability and equity component. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument of similar credit rating and maturity that does not have a conversion feature. The equity component is based on the excess of the principal amount of the convertible senior notes over the fair value of the liability component and is recorded in additional paid-in capital. The equity component, net of issuance costs and deferred tax effects is presented within additional paid-in-capital and is not remeasured as long as it continues to meet the conditions for equity classification. We allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on the same proportions as the proceeds from the notes.

Relating to the convertible senior notes issued in 2019, issuance costs attributable to the liability and equity components were $12.9 million and $2.0 million, respectively. Issuance costs attributable to the liability are netted against the principal balance and are amortized to interest expense using the effective interest method over the contractual term of the notes. The effective interest rate of the liability component of the notes is 3.50%. This interest rate was based on our credit risk rating using software industry rating methodology.

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

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. To the extent that the discussion is based on new tax legislation that has not yet been subject to substantive judicial or administrative interpretation, we cannot provide assurance that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Ordinary taxable income is subject to a corporate tax rate of 23% as of 2018. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to tax at the prevailing ordinary corporate tax rate.

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

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. We believe that we generally qualify as an Industrial Company within the meaning of the Industry Encouragement Law. The Israel Tax Authority may determine that we do not qualify as an Industrial Company, which could entail our loss of the benefits that relate to this status. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, further amended as of January 1, 2011, or the 2011 Amendment, and further amended as of January 1, 2017, or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduced new benefits for Technological Enterprises which meet certain conditions, alongside the existing tax benefits.

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

Dividends paid out of preferred income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (each subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017-2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

New Tax Benefits under the 2017 Amendment

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (each subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds alone or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We have obtained a tax ruling confirming, among others, that we generally qualify as a Preferred Technology Enterprise since 2017 onwards.

Recently Issued Accounting Pronouncements

See Note 2(ab) and Note 2(ac) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards issued.

Non-GAAP Financial Measures

Non-GAAP gross profit, non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, expenses related to acquisitions and amortization of intangible assets related to acquisitions. Non-GAAP operating income is calculated as GAAP operating income excluding share-based compensation expense, expenses related to acquisitions, expenses related to facility exit and transition costs and amortization of intangible assets related to acquisitions. Non-GAAP net income is calculated as GAAP net income (loss) excluding share-based compensation expense, expenses related to acquisitions, amortization of intangible assets related to acquisitions, expenses related to facility exit and transition costs, non-cash interest expense related to amortization of debt discount and issuance costs, intra-entity intellectual property transfer tax effects and the tax effects related to these non-GAAP adjustments.

The following tables reconcile gross profit, operating income and net income (loss), the most directly comparable U.S. GAAP measures, to non-GAAP gross profit, non-GAAP operating income and non-GAAP net income for the periods presented:

	Year ended December 31,
	2018	2019	2020
	($ in thousands)
Reconciliation of Gross Profit to Non-GAAP Gross Profit:
Gross profit	$294,738	$371,280	$381,860
Share-based compensation –License, Maintenance and professional services	3,350	5,690	8,734
Acquisition related expenses	—	—	447
Amortization of intangible assets – License	5,563	5,029	8,244
Non-GAAP Gross profit	$303,651	$381,999	$399,285

	Year ended December 31,
	2018	2019	2020
	($ in thousands)
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$47,292	$62,284	$6,006
Share-based compensation	35,964	55,517	71,849
Acquisition related expenses	268	—	4,526
Amortization of intangible assets – Cost of revenues	5,563	5,029	8,244
Amortization of intangible assets – Sales and marketing	793	576	683
Facility exit and transition costs	580	—	140
Non-GAAP operating income	$90,460	$123,406	$91,448

	Year ended December 31,
	2018	2019	2020
	($ in thousands)
Reconciliation of Net Income (Loss) to Non-GAAP Net Income:
Net income (loss)	$47,072	$63,064	$(5,758)
Share-based compensation	35,964	55,517	71,849
Acquisition related expenses	268	—	4,526
Amortization of intangible assets – Cost of revenues	5,563	5,029	8,244
Amortization of intangible assets – Sales and marketing	793	576	683
Facility exit and transition costs	580	—	140
Amortization of debt discount and issuance costs	—	1,966	17,183
Taxes on income related to non-GAAP adjustments	(15,485)	(18,251)	(20,807)
Intra-entity intellectual property transfer tax effect, net	1,768	—	5,036
Non-GAAP net income	$76,523	$107,901	$81,096

We believe that providing non-GAAP gross profit and non-GAAP operating income that exclude, as appropriate, share-based compensation expenses, expenses related to facility exit and transition costs, expenses related to acquisitions and amortization of intangible assets related to acquisitions, allows for more meaningful comparisons between our operating results from period to period. Share-based compensation expense has been, and will continue to be, for the foreseeable future, a significant recurring expense in our business and an important part of the compensation we provide to employees. We also believe that non-GAAP net income which additionally excludes intra-entity intellectual property transfer tax effects, the tax effects related to non-GAAP adjustments and non-cash interest expense related to amortization of debt discount and issuance costs allows for more meaningful comparison between our net income (loss) from period to period. We also believe that expenses related to our acquisitions, expenses related to facility exit and transition costs, amortization of intangible assets related to acquisitions, intra-entity intellectual property transfer tax effects, tax effects related to the non-GAAP adjustments set forth above and non-cash interest expense related to amortization of debt discount and issuance costs do not reflect the performance of our core business and would impact period-to-period comparability. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own financial results over different periods of time. In particular, these financial measures reflect our operating expenses, the largest of which is currently sales and marketing. Accordingly, we assess the effectiveness of our sales and marketing efforts in part by considering whether increases in such expenditures are reflected in increased revenues and increased non-GAAP operating income and non-GAAP net income.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on our reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable U.S. GAAP financial measures included above, and not to rely on any single financial measure to evaluate our business.

B.Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. We have also raised capital through issuing convertible senior notes, the sale of equity securities in public offerings and to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses and capital expenditures.

As of December 31, 2020, we had $1.2 billion of cash, cash equivalents, short-term bank deposits and marketable securities. This compared with cash, cash equivalents, short-term bank deposits and marketable securities of $1.1 billion as of December 31, 2019. We believe that our existing cash, cash equivalents, marketable securities and short-term bank deposits will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products and the continuing market acceptance of our software offerings.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2019	2020
	($ in thousands)
Net cash provided by operating activities	$141,710	$106,769
Net cash used in investing activities	(143,222)	(412,387)
Net cash provided by financing activities	532,042	13,249

A substantial source of our net cash provided by operating activities is our deferred revenues, which are included on our consolidated balance sheet as a liability. The majority of our deferred revenues consists of the unrecognized portion of upfront payments associated with maintenance and professional services and SaaS offerings that have been invoiced but not yet recognized. We assess our liquidity, in part, through an analysis of our short-term and long-term deferred revenues that have not yet been recognized as revenues together with our other sources of liquidity. Revenues from SaaS contracts and maintenance and support contracts are recognized ratably on a straight line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed. Thus, upfront payments add to the liquidity of our operations since we frequently recognize on-premises subscription, SaaS, maintenance and support and professional services revenues and expenses in subsequent periods to when the payments may be received.

Net Cash Provided by Operating Activities

Our cash flows historically have reflected our net income (loss) coupled with changes in our non-cash working capital. During the year ended December 31, 2020, operating activities provided $106.8 million in cash as a result of $5.8 million of net loss, adjusted by $71.8 million of non-cash charges related to share-based compensation expense, $15.5 million related to depreciation and amortization expenses, $17.2 million in non-cash interest expense related to the amortization of debt discount and issuance costs and a net change of $24.0 million in non-cash working capital offset by a $2.0 million increase in deferred tax assets and a $13.9 million net change from other long-term assets and liabilities.

The change of $24.0 million in non-cash working capital was due to a $37.2 million increase in short-term deferred revenues, an increase of $7.8 million in employees and payroll accruals and an increase of $0.6 million in trade payables, offset by an increase of $17.2 million in trade receivables and a decrease of $4.4 million in other current liabilities.

During the year ended December 31, 2019, operating activities provided $141.7 million in cash as a result of $63.1 million of net income, adjusted by $55.5 million of non-cash charges related to share-based compensation expenses, $10.6 million related to depreciation and amortization expenses, a $5.0 million net change from other long-term assets and liabilities and a net change of $14.5 million in non-cash working capital, offset by a $7.0 million increase in deferred tax assets.

The change of $14.5 million in non-cash working capital was due to a $26.1 million increase in short term deferred revenue, an increase of $7.3 million in employees and payroll accruals, an increase of $1.6 million in trade payables and an increase of $5.1 million in other current liabilities, offset by an increase of $1.1 million in other current assets and an increase of $24.5 million in trade receivables.

During the years ended December 31, 2019 and 2020, our days’ sales outstanding, or DSO, was 66 days and 85 days, respectively. The increase of the DSO is mainly due to long-term unbilled receivables from contracts in which the revenue recognized exceeded the amount billed.

Net Cash Used in Investing Activities

Investing activities have consisted of investment in, and proceeds from, short-term and long-term deposits, investment in, and proceeds from marketable securities, acquisitions and purchase of property and equipment.

Net cash used in investing activities was $143.2 million and $412.4 million for the years ended December 31, 2019 and 2020, respectively.

The increase of $269.2 million in net cash used in investing activities in 2020 was due to a net increase of $200.5 million in investments in short and long term deposits and marketable securities, an increase of $68.6 million in payments for business acquisitions, net of cash acquired and by an increase of $0.1 million in capital expenditures.

The increase of $94.5 million in net cash used in investing activities in 2019 was due to a net increase of $114.5 million in investments in short- and long-term deposits and marketable securities, offset by a decrease of $18.4 million in payments for business acquisitions, net of cash acquired, and a decrease of $1.6 million in capital expenditures.

Net Cash Provided by Financing Activities

Our financing activities have consisted of proceeds from the exercise of share options, proceeds from the issuance of convertible senior notes net of issuance costs, purchase of capped calls and proceeds from withholding tax related to employee stock plans.

Net cash provided by financing activities was $532.0 million and $13.2 million for the years ended December 31, 2019 and 2020, respectively.

C.Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel as well as the United States, India and Ukraine. As of December 31, 2020, our research and development department included 464 employees and contractors. In 2020, research and development costs accounted for 20.5% of our total revenues.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and Development.”

For information regarding our patents, see “Item 4.B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2020:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	($ in thousands)
Operating lease obligations(1)	$23,964	$7,080	$12,572	$4,114	$198
Uncertain tax obligations(2)	4,633	—	—	—	—
Severance pay(3)	7,963	—	—	—	—
0.00% Convertible Senior Notes due 2024(4)	575,000	—	—	575,000	—

Total	$611,560	$7,080	$12,572	$579,114	$198

(1)Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and certain motor vehicles.

(2)Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(m) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)Severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination, retirement or death of the respective employee and may be reduced if the employee’s termination is voluntary. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. As of December 31, 2020 $3.0 million is unfunded. See Note 2(l) to our consolidated financial statements included elsewhere in this report for further information.

(4)For additional information, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the name, age and position of each member of our senior management as of March 11, 2021:

Name	Age	Position
Senior Management
Ehud (Udi) Mokady	52	Chairman of the Board and Chief Executive Officer and Founder
Joshua Siegel	57	Chief Financial Officer
Chen Bitan	51	General Manager Israel, Chief Product Officer
Matthew Cohen	45	Chief Operating Officer
Donna Rahav	42	General Counsel and Compliance Officer
Directors
Gadi Tirosh(1)(3)(4)	54	Lead Independent Director
Ron Gutler(1)(2)(3)(4)	63	Director
Kim Perdikou(1)(2)(3)(4)	63	Director
David Schaeffer(4)	64	Director
Amnon Shoshani(2)(4)	57	Director
François Auque(4)	64	Director
Avril England(4)	52	Director

(1)Member of our compensation committee.

(2)Member of our audit committee.

(3)Member of our nominating and governance committee.

(4)Independent director under the rules of Nasdaq.

Senior Management

Ehud (Udi) Mokady is one of our founders and has served as our Chief Executive Officer since 2005 and as chairman of the board since June 2016. He previously served as our President from 2005 to 2016 and as our Chief Operating Officer from 1999 to 2005. Mr. Mokady has also served as a member of our board since November 2004. Mr. Mokady served as a member of the board of directors of Demisto, Inc. commencing in January 2018 until its acquisition by Palo Alto Networks, Inc. in March 2019. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur Of The Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

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

Matthew Cohen has served as our Chief Operating Officer since December 2020 after he served as our Chief Revenue Officer since December 2019. Prior to joining CyberArk, Mr. Cohen held several leadership positions in PTC Inc. (Nasdaq: PTC). His most recent position was Executive Vice President of Field Operations, from February 2018 to November 2019, where he led the go to market strategy and all Sales, Commercial Marketing, Customer Success, Services, and Partner functions. Prior to that he was Executive Vice President, Customer Success and Partners from July 2016 to February 2018, Executive Vice President, Global Services from April 2014 through July 2016, and Divisional Vice President, Global Services from October 2013 to March 2014. Before that, Mr. Cohen held various positions in the company’s Global Services group. Mr. Cohen holds a Bachelor of Arts in Psychology from Harvard University.

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

Directors

Gadi Tirosh has served as a member of our board of directors since June 2011, as chairman of the board between July 2013 and June 2016 and as lead independent director since June 2016. Since 2020, Mr. Tirosh has served as Venture Partner at DisruptiveAI, an Israeli venture capital firm that focuses on innovative artificial intelligence companies. From 2018 to 2020, Mr. Tirosh served as Venture Partner at Jerusalem Venture Partners, an Israeli venture capital firm that focuses, among other things, on cybersecurity companies and operates the JVP Cyber Labs incubator. From 2005 to 2018, he served as Managing Partner at Jerusalem Venture Partners. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd. (Nasdaq: NNDS) later acquired by Cisco Systems, Inc. a provider of end-to-end software solutions to the pay-television industry, including content protection and video security. Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

Ron Gutler has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Mr. Gutler is currently a director of Wix.com Ltd. (Nasdaq: WIX), Fiverr International Ltd. (NYSE: FVRR) and WalkMe Ltd. Between November 2009 and December 2020. Mr. Gutler served as a director of Psagot Investment House and between November 2007 and December 2020, he served as a director of Psagot Securities. Between June 2018 and November 2019, Mr. Gutler served as the Chairman of the Board of Psagot Market Making. Between 2014 and 2019 Mr. Gutler served as a director of Hapoalim Securities USA (HSU). Between August 2012 and January 2018, Mr. Gutler served as chairman of the board of the College of Management Academic Studies in Israel. Between May 2002 and February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust Company. Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem, Israel.

Kim Perdikou has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Ms. Perdikou has served as Chairman of REBBL Inc., since June 2014, a private beverage company. Ms. Perdikou has served as Chairman of The @Company, a private startup Internet Protocol company, from December 2019. Ms. Perdikou serves on the board of Trunomi, Ltd. a private fintech startup, based in Bermuda, from June 2018. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. from 2006 to 2010 and from August 2000 to January 2006, respectively. Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University (now the West of Scotland University) in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master’s of Science in information systems from Pace University in New York, United States.

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

Amnon Shoshani has served as a member of our board of directors since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd., CyberArk’s founding investor and Cabaret and ArbaOne Inc. ventures activities where he had a lead role in managing the group’s portfolio companies. Since 2018, Mr. Shoshani has served as the President and Chairman of the Board of Smartech, a portfolio company of Cabaret and ArbaOne, that provides game changing technologies to the industrial world. Between 2005 and 2018, he served as CEO and Chairman of the Board of Smartech. From 1994 to April 2005, Mr. Shoshani owned a Tel Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds an LL.B. from Tel Aviv University, Israel.

François Auque has served as a member of our board of directors since February 2019. Mr. Auque serves as the chairman of the Audit and Risk Committee of Rexel SA from May 2019, after being an observer on the board from October 2018. Mr. Auque is a partner at InfraVia Capital Partners, a Private Equity firm based in Paris. Mr. Auque served as the General Partner and Chairman of the Investment Committee of Airbus Ventures, the venture capital arm of Airbus between 2016 and 2018. From 2000 to 2016, Mr. Auque headed the Airbus space division as a member of Airbus Group’s Executive Committee. Between 1991 and 2000, Mr. Auque served as Chief Financial Officer of Aerospatiale (then Aerospatiale-Matra), one of the three founding firms of the European Aeronautic Defense and Space Company (EADS), Europe’s largest aerospace company (currently Airbus). Mr. Auque holds a Master’s in Finance from Ecole des Hautes Etudes Commercials in Paris, France, a Bachelor of Arts in Public Administration from the Paris Institute of Political Studies in Paris, France, and is a graduate in economics from Ecole Nationale d’Administration in Paris, France.

Avril England has served as a member of our board of directors since March 2021. Since September 2013, Ms. England has served as part of the product leadership of Veeva Systems Inc. (NYSE: VEEV), as the General Manager of Veeva Vault, a fast-growing cloud software platform and suite of applications. Ms. England holds a Bachelor of Commerce degree from Queen’s University in Ontario, Canada, and has received numerous professional and academic awards.

B.Compensation

Compensation of Directors and Senior Management

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended December 31, 2020, to our directors and senior management that served at any time during the year ended December 31, 2020 was $19.5 million. This amount includes approximately $0.8 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined in the Companies Law and described under “Board Practices— Disclosure of Compensation of Senior Management” below) during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)

Ehud (Udi) Mokady, Chairman of the Board & CEO	$390,000	$344,555	$114,953	$8,319,562
Joshua Siegel, Chief Financial Officer	386,930	134,341	75,900	3,143,503
Matthew Cohen, Chief Operating Officer	400,000	66,332	226,861	1,739,339
Chen Bitan, General Manager Israel, Chief Product Officer	320,294	177,926	84,400	1,013,730
Clarence Hinton, Chief Strategy Officer	310,000	60,431	123,412	745,005

(1)In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements for the year ended December 31, 2020.

(2)All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2020.

(3)Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for Medicare and social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive.

(4)Amounts reported in this column refer to Variable Compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2020.

(5)Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements, which are included in this annual report.

CEO Equity Plan

In June 2020, the Company’s shareholders approved a three-year CEO Equity Plan, or the CEO Equity Plan, including the terms of an equity grant to the CEO in respect of 2020, and authorized the compensation committee and Board to approve CEO equity grants for 2021 and 2022, subject to the terms of the CEO Equity Plan.

The CEO 2020 equity grant included 27,700 RSUs and 27,700 PSUs, of which:

•

16,600 PSUs, generally referred to as business PSUs,were subject to business performance criteria (annual revenue, non-GAAP profitability and license-derived revenue), to be earned based on a one-year performance period, subject to further time-based vesting; and

•

11,100 PSUs were subject to relative TSR performance criteria, to be earned based on a three-year performance period.

In July 2020, the Board adjusted our 2020 operating plan to address the impact of the COVID-19 pandemic on our sales to new customers, which was determined to have material impact on the performance metrics during the performance period. Nevertheless, the compensation committee and the Board determined to maintain the original target level of all performance criteria such that Mr. Mokady would have only been able to earn 100% of the such business PSUs upon achievement of the original 2020 operating plan goals. In order to address the significant change in macroeconomic trends and incentivize the achievement of the revised operating plan, the compensation committee and the Board determined to modify the thresholds of the business performance criteria to range between 70% and 80% of the original 2020 operating plan approved prior to any adjustments made as a result of the macroeconomic uncertainty created by the COVID-19 pandemic (compared to the prior thresholds set at no less than 85% of each target). In February 2021, the compensation committee certified the performance and earning of the business PSUs that were granted in 2020. The overall performance rate of the annual revenue, non-GAAP profitability and licensed-derived revenue criteria was approximately 80%. As a result, Mr. Mokady earned 9,830 PSUs out of 16,600 PSUs at target, representing an earning rate of less than 60%. 25% of the earned PSUs vested on February 15, 2021, with the remainder vesting on a quarterly basis thereafter, and becoming fully vested on February 15, 2024.

In February 2021 the compensation committee and the Board approved an equity grant to Mr. Mokady, or the CEO 2021 Grant, subject to the terms of the CEO Equity Plan approved by our shareholders at the 2020 annual general meeting. The CEO 2021 Grant is comprised of the following:

•

25,300 RSUs

•

25,290 PSUs at target, subject to business performance criteria aligned to measure the success of our subscription transition program (annual recurring revenue and percentage of new license subscription bookings out of total new license bookings, on an annualized basis), to be earned based on a one-year performance period, subject to further time-based vesting; and

•

12,650 PSUs at target, subject to relative TSR performance criteria, to be earned based on a three-year performance period.

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

Equity Incentive Plans

2014 Share Incentive Plan

The 2014 Share Incentive Plan, or the 2014 SIP, was adopted by our board of directors and became effective on June 10, 2014. The 2014 SIP was approved by our shareholders on July 10, 2014. The 2014 SIP provides for the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates, under varying tax regimes. The maximum aggregate number of shares that may be issued pursuant to awards under this 2014 SIP is the sum of (a) 422,000 shares plus (b) an increase of 1,220,054 shares as of January 1, 2015 plus (c) on January 1 of each calendar year commencing in 2016, a number of shares equal to the lesser of: (i) an amount determined by our board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 shares. Additionally, any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2020, 2,773,312 ordinary shares underlying share-based awards were outstanding under the 2014 SIP and 836,117 ordinary shares were reserved for future grant under the 2014 SIP. On January 1, 2021, the aggregate number of ordinary shares reserved for issuance under the 2014 SIP was increased by 1,350,000 shares. In addition, as discussed in “—2020 Employee Stock Purchase Plan” the number of ordinary shares reserved under the 2014 SIP was reduced by 125,000 upon effectiveness of the ESPP (as defined below). Either our board, or a committee established by our board, administers the 2014 SIP, and the board may, at any time, suspend, terminate, modify, or amend the 2014 SIP retroactively or prospectively.

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

The committee and the board may grant restricted shares under the 2014 SIP. If a grantee’s employment or service to the company or any affiliate thereof terminates for any reason prior to the vesting of such grantee’s restricted shares, any unvested shares will be forfeited by such grantee. The committee and the board may also grant restricted share units, performance share units, and other awards under the 2014 SIP, including shares, cash, cash and shares, other share units and share appreciation rights.

In order to comply with the provisions of Section 102, all awards to Israeli grantees must be held in trust for the benefit of the relevant grantee for the requisite period prescribed by the Ordinance.

Upon a “Change in Control” event (as defined in the 2014 SIP), any award then outstanding will be assumed or substituted by us or the successor corporation or by any affiliate thereof, as determined by the committee. Regardless of whether or not awards are assumed or substituted, the committee may: (1) provide for grantees to have the right to exercise their awards or otherwise for the accelerated vesting of the unvested underlying shares, under such terms as the committee will determine, including the cancellation of all unexercised awards (whether vested or unvested) upon or immediately prior to the closing of the Change in Control; and/or (2) provide for the cancellation of each outstanding and unexercised award at or immediately prior to the closing of the Change in Control, and payment to the grantees of an amount in cash or in shares of the acquirer or of a corporation or other business entity which is a party to the Change in Control, or in other property, as determined by the committee to be fair in the circumstances, and subject to such terms and conditions as determined by the committee.

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

2011 Share Incentive Plan

The 2011 Share Incentive Plan, or the 2011 SIP, was adopted by our board of directors and became effective on July 14, 2011. The 2011 SIP was approved by our shareholders on December 20, 2011. Any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2020, 23,104 options to purchase ordinary shares remained outstanding under the 2011 SIP. No new awards may be granted under the 2011 SIP.

The 2011 SIP is administered by our board or a committee established by our board. Option awards to purchase our ordinary shares that were granted under the 2011 SIP are designated in the applicable award agreement as an incentive stock option, non-qualified stock option, Section 102 award (with such designation to include the relevant tax track), Section 3(i) award, or other designations under other regimes. All awards granted under the 2011 SIP have vested. Upon termination by reason of death, disability or retirement, all of the grantee’s vested options may be exercised at any time within one year after such death or disability or within three months following retirement. Upon termination for cause (as defined in the 2011 SIP), all options granted to such grantee are forfeited on the termination date. Upon termination for any other reason all vested and exercisable options at the time of termination may, unless earlier terminated in accordance with their terms, be exercised within up to 90 days after the termination date.

In the event of certain merger or sale events (as specified in the 2011 SIP), any award then outstanding will be assumed or an equivalent award will be substituted by such successor corporation under substantially the same terms as such award. If such awards are not assumed or substituted by an equivalent award, then the committee may (i) provide for grantees to have the right to exercise their awards under such terms and conditions as the committee will determine; and/or (ii) provide for the cancellation of each outstanding award at the closing of such transaction, and payment to the grantees of an amount in cash as determined by the committee to be fair in the circumstances, and subject to such terms and conditions as determined by the committee.

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

2020 Employee Stock Purchase Plan

On January 1, 2021, our employee stock purchase plan, or ESPP, became effective. The ESPP enables our eligible employees and eligible employees of our designated subsidiaries to elect to have payroll deductions made during the offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The total number of ordinary shares initially reserved under the ESPP as of January 1, 2021 was 125,000 shares, or the ESPP Share Pool. In connection with establishing the ESPP, we correspondingly reduced the number of shares available under the 2014 SIP by 125,000. On January 1 of each year between 2022 and 2026 the ESPP Share Pool will be increased by a number of ordinary shares equal to the lowest of (i) 1,000,000 shares, (ii) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of shares determined by our board of directors.

The ESPP is administered by our board of directors or by a committee designated by the board of directors. Subject to those rights which are reserved to the board of directors or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the ESPP. Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant enrollment date. We expect that on the first trading day of each purchase period, each participant will automatically be granted an option to purchase our ordinary shares on the exercise date of such purchase period. The applicable purchase price will be no less than 85% of the lesser of the fair market value of our ordinary shares on the first day or the last day of the purchase period. The maximum number of ordinary shares that may be purchased under the ESPP in any offer period is 10,000. Participant payroll deductions will be used to purchase shares on the last day of each purchase period. The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

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

We comply with the rule of Nasdaq that requires a majority of our directors to be independent as defined under Nasdaq corporate governance rules. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under such rules. Under our articles of association, our directors serve for a period of three years pursuant to the staggered board provisions of our articles of association. Under our articles of association, our board of directors must consist of at least four and not more than nine directors. Our board of directors currently consists of eight directors. Our Chairman of the Board is Ehud (Udi) Mokady, who also serves as our Chief Executive Officer. Under the Companies Law, a chairman of the board of directors of a public company may also serve as the chief executive officer of such company if his appointment is ratified and approved by the company’s shareholders, and which term will be valid for a period not exceeding three years from the date of such shareholder approval. In July of 2019, our shareholders ratified and approved Mr. Mokady’s appointment as both Chairman of the Board and Chief Executive Officer, and therefore such appointment will remain valid until 2022.

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

(ii) the Class II directors are Gadi Tirosh, Amnon Shoshani and Avril England, and their term expires at the annual general meeting of shareholders to be held in 2022 at the time their successors are elected and qualified; and

(iii) the Class III directors are Ron Gutler, Kim Perdikou and François Auque, and their term expires at the annual general meeting of shareholders to be held in 2023 at the time their successors are elected and qualified.

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

Under the Companies Law and our articles of association, nominations for directors may be made by any shareholder(s) holding together at least 1% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been timely and duly given to our Secretary (or, if we have no Secretary, our Chief Executive Officer), as set forth in our articles of association. Any such notice must include certain information regarding the proposing shareholder and the proposed director nominee, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the proposed director nominee(s) as required by the Companies Law and that all of the information that is required to be provided to us in connection with such election under the Companies Law and under our articles of association has been provided.

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

Lead Independent Director

Mr. Mokady has been our CEO since 2005, and following approval by our shareholders at the June 2016 and July 2019 annual shareholder meetings, has held that post in addition to serving as our Chairman, for the maximum period permitted under the Companies Law. As approved by our shareholders at the July 2019 annual shareholder meeting, for so long as the positions of the Chief Executive Officer and Chairman of the Board are combined, the non-executive board members will select a Lead Independent Director from among the independent directors of the board, who has served a minimum of one year as a director. If at any meeting of the board the Lead Independent Director is not present, for the purpose and duration of such meeting, the Chairman of the Audit Committee, Chairman of the Compensation Committee, or an independent member of the board appointed by a majority of the independent members of the board present will act as the Lead Independent Director, in the order listed above. Mr. Tirosh has been our Lead Independent Director since June 2016. The authorities and responsibilities of the Lead Independent Director include, but are not limited to, the following:

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

•

reviewing our cybersecurity risks and controls with senior management, keeping our board informed of key issues related to cybersecurity;

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

For additional information, see “Item 6.B. Compensation—Compensation of Directors and Senior Management.”

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

D.Employees

As of December 31, 2020, we had 1,689 employees and subcontractors with 570 located in Israel, 649 in the United States, 120 in the United Kingdom and 350 across 36 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Department	2018	2019	2020
Sales and marketing	541	656	772
Research and development	287	349	464
Services and support	214	253	309
General and administrative	104	122	144

Total	1,146	1,380	1,689

All our employment agreements are governed by local labor laws. None of our employees work under any collective bargaining agreements, except for our employees in Italy who work under the national collective bargaining agreement for trade and commerce sector (CCNL Commercio), which affects matters such as length of working, annual holidays entitlement, sick leave, travel expenses and pension rights, and our employees in France who work under the collective bargaining agreement for offices of technical studies, offices of consulting engineers and consulting firms (SYNTEC CBA), and our employees in Spain who work under the collective bargaining agreement for the sale of Metal of the Region of Madrid or the collective bargaining agreement for the sale of Metal of the province of Barcelona, depending on their location.

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

Human Capital Resources

Our Culture

Our culture is an important contributing factor of our success and an important differentiator in our strategy. We value diversity and inclusion which allows for the exchange of ideas, creates a strong community and helps ensure our employees are valued and respected. We are committed to hiring talented smart but humble employees who love a challenge. Our Chief Human Resource Officer, who reports directly to our Chief Executive Officer, oversees our broad and comprehensive initiatives to promote a strong culture including employee recognition and engagement, formal as well as real time recognition programs, matching charitable donations, a wide range of community volunteering opportunities, team building events, regular executive round table discussions and employee engagement surveys.

Talent Development

We encourage all of our employees to learn and shape their own learning journey. Learning and development helps everyone become more impactful in both their current role as well as in future roles. We deliver learning solutions using various methodologies - classroom-based sessions, virtual webinars, coaching and experiential learning - to meet the needs of our learners. Some of these learning efforts include an effective onboarding process for new employees and management training for managers, as well as learning opportunities aligned with our strategic direction. Likewise, we provide all employees with access to multiple platforms for various self-paced, on-demand learning opportunities.

Compensation and Benefits

We offer a pay-for-performance total rewards approach. Our methodology includes competitive base salaries, variable pay programs to drive target achievements, long-term incentives such as equity grants and customized benefits packages across all our regions. We encourage work-life alignment, career development opportunities and excellence in performance. These principles align with our values and support our journey towards building an equitable, diverse and inclusive environment. We regularly review our total rewards offering to address constantly changing trends and developments in the complex global and local markets in which we operate.

Health, Safety, and Wellness

We provide our employees and their families with robust healthcare benefits and a variety of health and wellness programs. From our benefits and work spaces to our employee engagement and focus on values, we are creating an environment that fosters communication, collaboration and community. We invest in our employees through various training and wellness programs focused on physical, emotional and financial wellbeing, including lectures, meditation sessions, physical fitness classes and challenges, monthly newsletters and team-building activities.

We are committed to ensuring high standards of health, safety and wellbeing for all employees, contractors and visitors, throughout our global operations and working collaboratively across different regions, functions and levels of our organization to have a positive impact on safety performance across all our activities.

The COVID-19 pandemic has increased our focus on health, safety and wellness of our employees, which continues to be our top priority. At the outset of the COVID-19 pandemic, we shifted our operations to enable work from home. In addition, we increased our level of communication with our employees, including implementing regular executive round table discussions, ask-the-executive sessions and an employee Intranet portal focused on wellness.

Business Ethics and Compliance

We are committed to promoting integrity, honesty and professionalism and maintaining the highest standards of ethical conduct in all of our activities, and have fostered a culture of openness that promotes communication across the Company. See “Item 16.B. Code of Ethics” for additional details.

Our Chief Executive Officer and our Chief Human Resource Officer regularly report to the Board and the Compensation Committee on issues related to human capital management.

E.Share Ownership

For information regarding the share ownership of our directors and senior management, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2021 by:

•

each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•

each of our directors and senior management individually; and

•

all of our senior management and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to equity-based awards that are currently exercisable or exercisable within 60 days of January 31, 2021, to be outstanding and to be beneficially owned by the person holding the equity-based awards for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 39,088,502 ordinary shares outstanding as of January 31, 2021.

As of January 31, 2021, we had 9 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 39,084,736 of our outstanding ordinary shares, or 99.9% of our outstanding ordinary shares as of January 31, 2021. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 31, 2020 is included under “Item 7.B. Related Party Transactions.”

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders
Wasatch Advisors, Inc. (1)	3,408,406	8.7%
RBC Global Asset Management Inc. (2)	2,431,424	6.2%
Senior Management and Directors
Ehud (Udi) Mokady (3)	*	*
Joshua Siegel	*	*
Chen Bitan	*	*
Matthew Cohen	*	*
Donna Rahav	*	*
Gadi Tirosh	*	*
Ron Gutler	*	*
Kim Perdikou	*	*
David Schaeffer	*	*
Amnon Shoshani	*	*
François Auque	*	*
Avril England	*	*
All senior management and directors as a group (12 persons)	470,908	1.2%

*	Less than 1%.

(1)

Based on a Schedule 13G filed on February 11, 2021, by Wasatch Advisors, Inc. (“Wastach”), shares beneficially owned consist of 3,408,406 ordinary shares over which Wastach has sole voting and dispositive power. The address of Wasatch’s is 505 Wakara Way, Salt Lake City, UT 84108.

(2)

Based on a Schedule 13G filed on February 16, 2021, by RBC Global Asset Management Inc., RBC Phillips, Hager & North Investment Counsel Inc., RBC Private Counsel (USA) Inc., Royal Trust Corporation of Canada and RBC Global Asset Management (U.S.) Inc., shares beneficially owned consist of 2,431,424, for which they have shared voting and dispositive power. The address of RBC Global Asset Management Inc. is RBC Centre, 155 Wellington Street West, Suite 2300, Toronto, Ontario, Canada M5V 3K7.

(3)	Mr. Mokady’s shares include 12,600 shares held in trust for family members over which Mr. Mokady is the beneficial owner.

Significant Changes

Based on a Schedule 13G/A filed with the SEC on February 10, 2021, as of December 31, 2020, Morgan Stanley and certain of its affiliates and subsidiaries no longer beneficially owned more than 5% of our ordinary shares.

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

The following is a description of material transactions, or series of related material transactions, since January 1, 2020, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Legal Proceedings

From time to time we may be subject to legal proceedings and claims arising in the ordinary course of business. We are currently not a party to any material litigation, and we are not aware of any pending or threatened material legal or administrative proceedings against us. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

B.Significant Changes

No significant changes have occurred since December 31, 2020, except as otherwise disclosed in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our ordinary shares are quoted on Nasdaq under the symbol “CYBR.”

B.Plan of Distribution

Not applicable.

C.Markets

See “—Offer and Listing Details” above.

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

C.Material Contracts

For a description of the registration rights that we granted under our Fourth Amended Investor Rights Agreement, please refer to “Item 7.B. Related Party Transactions—Registration Rights.”

For a description of our leases, see “Item 4.B.—Business Overview—Properties.”

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

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty in force between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index ("CPI") between the date of purchase and the date of disposal.

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

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income are taxed in Israel at their marginal tax rates applicable to business income (up to 47% in 2020).

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

Additionally, a sale of shares by a non-Israeli resident (either an individual or a corporation) may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention between the United States and the Government of the State of Israel with respect to income taxes (the “United States-Israel Tax Treaty”), the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to royalties; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) and deemed a dealer or otherwise is deemed to have business income from such sale, exchange or disposition of the shares attributed to a permanent establishment in Israel. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to tax credits against U.S. state or local taxes.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “Controlling Shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “Controlling Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends paid to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not), unless a reduced tax rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or generally 20% if the dividend is distributed from income attributed to a Preferred Enterprise (including Technological Preferred Enterprise based on which the Company is taxed as from 2017), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, the maximum rate of withholding tax on dividends, not generated from an Approved Enterprise or Benefited Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was attributed to a permanent establishment that the U.S. resident maintains in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 651,600 for 2020) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be, at your election, either deducted from your taxable income or credited against your United States federal income tax liability. Dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends (generally attributable to earnings and profits from sources within the United States) paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. A United States-owned foreign corporation is any foreign corporation if 50% or more of the total value or total voting power of its stock is owned, directly, indirectly or by attribution, by United States persons. We believe that we may be treated as a United States-owned foreign corporation. As a result, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to United States source earnings and profits may be treated as United States source, and, as such a U.S. Holder may not offset any Israeli withholding taxes withheld as a credit against United States federal income tax imposed on that portion of dividends. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are very complex, and U.S. Holders should consult their tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

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

Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2020. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2020, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily euros and British pounds sterling. In 2020, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, marketing programs, rent and other overhead costs. Since the portion of our expenses generated in NIS and British pounds sterling is greater than our revenues in NIS and British pounds sterling, respectively, any appreciation of the NIS or the British pounds sterling relative to the U.S. dollar could adversely impact our operating income. In addition, since the portion of our revenues generated in euros is greater than our expenses incurred in euros, any depreciation of the euro relative to the U.S. dollar would adversely impact our operating income.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
2020	(3.6)
2019	(0.9)
2018	(0.1)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have decreased or increased, respectively, our operating income by approximately $9.2 million in 2020. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our operating income by approximately $3.2 million in 2020. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have decreased or increased, respectively, our operating income by approximately $0.4 million in 2020. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

To minimize this risk, we maintain our portfolio of cash, cash equivalents and short and long-term investments in a variety of securities, including money market funds, U.S. government and agency securities, and corporate debt securities. We do not believe that a 10% increase or decrease in interest rates would have a material impact on our operating results or cash flows.

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2020, have concluded that, based on such evaluation, as of such date, our disclosure controls and procedures were effective such that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2020 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2020. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

ITEM 16B.CODE OF ETHICS

We have adopted a corporate code of business conduct applicable to our executive officers, directors and all other employees. A copy of the code of conduct is made available to every employee of CyberArk Software Ltd. and all of its subsidiaries and is also available to investors and members of the public on our website at http://investors.cyberark.com or by contacting our investor relations department. The corporate code of business conduct includes, in compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our code of ethics which is applicable to our chief executive officer, our chief financial officer and all other senior financial officers. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the code of conduct (including the code of ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2020.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2019 and 2020:

	2019	2020
	($ in thousands)
Audit Fees	$852	$633
Audit-Related Fees	75	275
Tax Fees	332	312
All Other Fees	115	11

Total	$1,374	$1,231

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our issuance of convertible senior notes in November 2019.

“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, IT risk assessment, and other matters.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2019 and 2020 were approved in accordance with our policy.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

Not applicable.

ITEM 18.FINANCIAL STATEMENTS

See pages F-2 through F-48 of this annual report.

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

2.2

Fourth Amended Investor Rights Agreement, dated July 10, 2014, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

2.3

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019)

2.4

Indenture between CyberArk Software Ltd. And U.S. Bank National Association, as trustee, for the 0% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 18, 2019)

2.5	Form of 0% Convertible Senior Note due 2024 (incorporated by reference to Exhibit 4.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 18, 2019)

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.2

Office Lease Agreement, dated October 28, 2013, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.3

First Amendment of Lease, dated October 23, 2014, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-202329))

4.4

Letter Agreement, dated June 28, 2018 between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018)

4.5

Summary of Office Lease Agreement, dated February 26, 2015, between the Registrant and Azorei Mallal Industries Ltd., as amended from time to time ∞ (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019)

4.6

Second Amendment of Lease, dated February 27, 2018 between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017)

4.7	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.8	CyberArk Software Ltd. 2014 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.9	CyberArk Executive Compensation Policy (incorporated by reference to Appendix A of Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 21, 2019)

4.10

Letter Agreement, dated as of November 13, 2019 between Morgan Stanley & Co. LLC and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 18, 2019)

4.11

Letter Agreement, dated as of November 13, 2019 between Goldman Sachs & Co. LLC and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 18, 2019)

4.12

Letter Agreement, dated as of November 13, 2019 between Barclays Bank PLC and the Company regarding the Base Capped Call Transaction (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 18, 2019)

4.13

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

CyberArk Software Ltd.

Date: March 11, 2021	By:	/s/ Ehud Mokady
Ehud Mokady
Chairman of the Board & Chief Executive Officer

CYBERARK SOFTWARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

- - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CyberArk Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CyberArk Software Ltd. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 11, 2021 expressed an unqualified opinion thereon.

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

Revenue recognition
Description of the Matter

As explained in Note 2 to the consolidated financial statements, the Company generates revenues mainly from licensing the rights to use its software products, maintenance and professional services. The Company enters into contracts with customers that include combinations of products and services, which are generally distinct and recorded as separate performance obligations. The transaction price is then allocated to the distinct performance obligations based on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred to the customer. For example, license revenue is recognized at a point in time, while maintenance and professional services revenues are recognized over time.

Auditing the Company's recognition of revenue involved a high degree of auditor judgment due to the effort to evaluate 1) the identification and determination of whether products and services, such as software licenses and related services, are considered distinct performance obligations that should be accounted for separately versus together, 2) the determination of stand-alone selling prices for each distinct performance obligation and 3) the pattern of delivery (i.e., timing of when revenue is recognized) for each distinct performance obligation.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligations, determination of stand-alone selling prices for each distinct performance obligation and the pattern of delivery of revenue recognition.

Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management's application of significant accounting policies on the contracts. We tested management's identification of significant terms for completeness, including the identification and determination of distinct performance obligations. We also evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services and tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognition.

Acquisition accounting for IDaptive Holdings, Inc. business combination

Description of the Matter

As described in Note 1 to the consolidated financial statements, on May 12, 2020, the Company acquired all of the share capital of IDaptive Holdings, Inc. ("Idaptive") for a net consideration of $69 million (the "Idaptive acquisition"). The Company accounted for the Idaptive acquisition under the acquisition method of accounting for business combinations in accordance with ASC 805 "Business Combinations." Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including total intangible assets of $23.4 million, which consist primarily of $19 million of current technology.

Auditing the Company's accounting for the Idaptive acquisition included a high degree of auditor judgement and subjectivity in applying procedures relating to the fair value measurement of the current technology intangible asset. The Company used the relief from royalty method to measure the current technology. Significant audit effort, including involving valuation specialists, was required in performing procedures and evaluating the significant assumptions relating to the estimate, including forecasted revenue and discount rates.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the acquisition accounting, including controls over the measurement of the current technology intangible asset and controls over the development of the assumptions related to the valuation, including forecasted revenue and discount rates, and controls over the completeness and accuracy of the underlying data.

To test the estimated fair value of the intangible asset, we performed audit procedures that included, among others, reading the purchase agreement, evaluating the appropriateness of the relief from royalty method, testing the completeness, accuracy and relevance of underlying data used in the relief from royalty method and evaluating the reasonableness of the significant assumptions, which involved considering the past performance of the acquired business and comparable industry data related to forecasted revenues and discount rates. We involved our valuation specialists to assist the evaluation of the relief from royalty method used by management and significant assumptions included in the fair value estimate.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company`s auditor since 2000.

Tel-Aviv, Israel

March 11, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CyberArk Software Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited CyberArk Software Ltd.'s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CyberArk Software Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 11, 2021 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 11, 2021

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2019	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$792,363	$499,992
Short-term bank deposits	140,067	256,143
Marketable securities	132,412	196,856
Trade receivables (net of allowance for credit losses of $67 and $101 at December 31, 2019 and 2020, respectively)	72,953	93,128
Prepaid expenses and other current assets	8,406	15,312

Total current assets	1,146,201	1,061,431

LONG-TERM ASSETS:
Marketable securities	54,408	202,190
Property and equipment, net	16,472	18,537
Intangible assets, net	9,143	23,676
Goodwill	82,400	123,717
Other long-term assets	72,091	99,992
Deferred tax assets	24,451	32,809

Total long-term assets	258,965	500,921

TOTAL ASSETS	$1,405,166	$1,562,352

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2019	2020

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,675	$8,250
Employees and payroll accruals	41,345	52,169
Accrued expenses and other current liabilities	27,132	24,915
Deferred revenue	118,519	161,679

Total current liabilities	192,671	247,013

LONG-TERM LIABILITIES:
Convertible senior notes, net	485,119	502,302
Deferred revenue	71,836	80,829
Other long-term liabilities	31,408	24,920

Total long-term liabilities	588,363	608,051

TOTAL LIABILITIES	781,034	855,064

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2019 and 2020; Issued and outstanding: 38,043,516 shares and 39,034,759 shares at December 31, 2019 and 2020, respectively	99	101
Additional paid-in capital	396,437	481,992
Accumulated other comprehensive income	818	4,175
Retained earnings	226,778	221,020

Total shareholders' equity	624,132	707,288

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,405,166	$1,562,352

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2018	2019	2020

Revenues:
License	$192,514	$237,879	$226,113
Maintenance and professional services	150,685	196,016	238,318

	343,199	433,895	464,431
Cost of revenues:
License	10,526	10,569	19,341
Maintenance and professional services	37,935	52,046	63,230

	48,461	62,615	82,571

Gross profit	294,738	371,280	381,860

Operating expenses:

Research and development	57,112	72,520	95,426
Sales and marketing	148,290	184,168	219,999
General and administrative	42,044	52,308	60,429

Total operating expenses	247,446	308,996	375,854

Operating income	47,292	62,284	6,006
Financial income (expense), net	4,551	7,800	(6,395)

Income (loss) before taxes on income	51,843	70,084	(389)
Taxes on income	(4,771)	(7,020)	(5,369)

Net income (loss)	$47,072	$63,064	$(5,758)

Basic net income (loss) per ordinary share	$1.30	$1.68	$(0.15)
Diluted net income (loss) per ordinary share	$1.27	$1.62	$(0.15)

Other comprehensive income (loss)

Change in unrealized income (losses) on marketable securities:
Unrealized income (loss) arising during the year	(43)	777	2,152

	(43)	777	2,152
Change in unrealized gain (loss) on cash flow hedges:
Unrealized gain (loss) arising during the year	(2,469)	1,538	2,676
Loss (gain) reclassified into earnings	1,466	(558)	(1,471)

	(1,003)	980	1,205

Other comprehensive income (loss), net of taxes of $143, $(240) and $(458) for 2018, 2019 and 2020, respectively	(1,046)	1,757	3,357

Total comprehensive income (loss)	$46,026	$64,821	$(2,401)

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data and unless otherwise indicated)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2018	35,274,888	$91	$249,874	$107	$103,893	$353,965

Cumulative effect adjustment resulting from adoption of new accounting pronouncements	—	—	—	—	12,749	12,749
Exercise of options and vested RSUs granted to employees	1,563,635	4	18,035	—	—	18,039
Other comprehensive loss, net of tax	—	—	—	(1,046)	—	(1,046)
Share-based compensation	—	—	35,991	—	—	35,991
Net income	—	—	—	—	47,072	47,072

Balance as of December 31, 2018	36,838,523	$95	$303,900	$(939)	$163,714	$466,770

Exercise of options and vested RSUs granted to employees	1,204,993	4	24,543	—	—	24,547
Equity component of convertible senior notes, net of tax	—	—	65,932	—	—	65,932
Purchase of capped calls	—	—	(53,648)	—	—	(53,648)
Other comprehensive income, net of tax	—	—	—	1,757	—	1,757
Share-based compensation	—	—	55,710	—	—	55,710
Net income	—	—	—	—	63,064	63,064

Balance as of December 31, 2019	38,043,516	$99	$396,437	$818	$226,778	$624,132

Exercise of options and vested RSUs granted to employees	991,243	2	13,094	—	—	13,096
Other comprehensive income, net of tax	—	—	—	3,357	—	3,357
Share-based compensation	—	—	72,461	—	—	72,461
Net loss	—	—	—	—	(5,758)	(5,758)

Balance as of December 31, 2020	39,034,759	$101	$481,992	$4,175	$221,020	$707,288

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2018	2019	2020

Cash flows from operating activities:
Net income (loss)	$47,072	$63,064	$(5,758)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,078	10,646	15,475
Share-based compensation	35,964	55,517	71,849
Amortization of premium and accretion of discount on marketable securities, net	293	(47)	3,068
Deferred income taxes, net	(7,056)	(6,974)	(1,988)
Amortization of debt discount and issuance costs	—	1,966	17,183
Increase in trade receivables	(3,116)	(24,522)	(17,315)
Increase in prepaid expenses and other current and long-term assets	(11,893)	(14,321)	(20,487)
Increase in trade payables	1,955	1,571	558
Increase in short-term and long-term deferred revenue	47,818	40,821	45,397
Increase in employees and payroll accruals	6,896	7,337	7,846
Increase (decrease) in accrued expenses and other current and long-term liabilities	2,114	6,652	(9,059)

Net cash provided by operating activities	130,125	141,710	106,769

Cash flows from investing activities:
Proceeds from (investment in) short-term and long-term deposits	1,600	(33,961)	(123,054)
Investment in marketable securities	(61,118)	(165,714)	(403,279)
Proceeds from maturities of marketable securities	37,838	63,489	189,723
Purchase of property and equipment	(8,613)	(7,036)	(7,174)
Business acquisitions, net of cash acquired (Schedule A)	(18,450)	—	(68,603)

Net cash used in investing activities	(48,743)	(143,222)	(412,387)

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	—	1,155	1,069
Proceeds from exercise of stock options	17,980	24,428	12,180
Proceeds from the issuance of convertible senior notes, net of issuance costs	—	560,107	—
Purchase of capped calls	—	(53,648)	—

Net cash provided by financing activities	17,980	532,042	13,249

Increase (decrease) in cash, cash equivalents and restricted cash	99,362	530,530	(292,369)
Cash, cash equivalents and restricted cash at the beginning of the year	162,521	261,883	792,413

Cash, cash equivalents and restricted cash at the end of the year	$261,883	$792,413	$500,044

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$—	$27,926	$3,237
Non-cash purchase of property and equipment	$1,613	$960	$1,639
Exercise of stock options	$59	$119	$916

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2018	2019	2020
Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes, net	$6,375	$10,548	$11,424

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	260,636	792,363	499,992
Restricted cash included in other long-term assets	1,247	50	52

Total cash, cash equivalents and restricted cash	$261,883	$792,413	$500,044

Schedule A - Payments for businesses acquired (See note 1b.)

Fair value of assets acquired and liabilities assumed at the date of Vaultive's acquisition was as follows:

Year ended December 31, 2018

Working capital, net (excluding $21 of cash and cash equivalents acquired)	$(996)
Property and equipment	83
Goodwill	13,183
Other intangible assets	5,424
Deferred taxes, net	756

$18,450

Fair value of assets acquired and liabilities assumed at the date of Idaptive's acquisition was as follows:

Year ended December 31, 2020

Working capital, net (excluding $1,934 of cash and cash equivalents acquired)	$(6,965)
Property and equipment	654
Goodwill	41,317
Technology	18,908
Customer relationships	4,466
Other long-term assets	1,076
Deferred taxes, net	10,845
Other long-term liabilities	(1,698)

$68,603

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.CyberArk Software Ltd. (together with its subsidiaries, the "Company") is an Israeli company that develops, markets and sells software-based security solutions and services. The Company's solutions and services secure access for any identity - human or machine - to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. The Company's software extends its leadership in Privileged Access Management, or PAM, to offer a comprehensive set of Identity Security capabilities.

b.In March 2018, the Company acquired all of the share capital of Vaultive, Ltd. ("Vaultive") for total gross consideration of $18,471. Vaultive specializes in privileged account security in cloud environments. The Company expensed the related acquisition costs of $268 in general and administrative expenses.

In May 2020, the Company acquired all of the share capital of IDaptive Holdings, Inc. ("Idaptive") for total gross consideration of $68,603. Idaptive specializes in Identity and Access Management as a Service (IDaaS) which provides a comprehensive Artificial Intelligence (AI)-based and security-first approach to managing identities that is both adaptive and context-aware. The Company expensed the related acquisition costs of $2,932 substantially in general and administrative. Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Idaptive`s technology into the Company`s portfolio. The goodwill is not deductible for income tax purposes. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to contingent liabilities, income tax uncertainties, deferred taxes, share-based compensation, fair value of assets acquired and liabilities assumed in business combinations, fair value of the liability component of the convertible senior notes, as well as the determination of standalone selling prices in revenue transactions with multiple performance obligations and the estimated period of benefit for deferred contract costs. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Actual results could differ from those estimates.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2020, the World Health Organization (WHO) declared the outbreak of coronavirus disease (COVID-19). The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse impacts on the consolidated financial statements for the year ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company`s assumptions and estimates may change materially in future periods.

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

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification ("ASC") No. 830 "Foreign Currency Matters." All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of comprehensive income (loss) as financial income or expenses, as appropriate.

d.Cash and cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.Short-term bank deposits:

Short-term bank deposits are deposits with maturities of up to one year. As of December 31, 2019 and 2020, the Company's bank deposits are denominated in U.S. dollars and New Israeli Shekels ("NIS") and bear yearly interest at weighted average rates of 2.27% and 0.86%, respectively. Short-term bank deposits are presented at their cost, including accrued interest.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.Investments in marketable securities:

The Company accounts for investments in debt marketable securities in accordance with ASC No. 320, "Investments - Debt and Equity Securities". The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies all of its marketable securities as available-for-sale as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders' equity.

In 2020 the Company adopted ASU 2016-13, Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments" which modified the other than temporary impairment model for available for sale debt securities. Available-for-sale securities are periodically evaluated for unrealized losses. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. The Company considers credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income (expense), net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets until realized. Realized gains and losses on sale of marketable securities are included in financial income (expense), net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income (expense), net. During the year ended December 31, 2020, no credit loss impairments have been identified.

For the years ended December 31, 2018 and 2019, the Company's securities were reviewed for impairment in accordance with ASC No. 320-10-35. According to this standard, if such assets were considered to be impaired, the impairment charge was recognized in earnings when a decline in the fair value of its investments below the cost basis was judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities for the years ended December 31, 2018 and 2019 were not OTTI.

g.Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	20 – 33
Office furniture and equipment	15 – 20
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2018, 2019 and 2020, no impairment losses have been identified.

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

ASC No. 350, "Intangible—Goodwill and other" requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. The Company operates as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

For the years ended December 31, 2018, 2019 and 2020, no impairment losses were identified.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, which range from two to twelve years. Intangible assets, consisting primarily of technology and customer relationships, are amortized over their estimated useful lives on a straight-line basis or in proportion to their economic benefits realized.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

As a result of adopting ASU 2017-12, "Targeted Improvements to Accounting for Hedging Activities", beginning January 1, 2019, gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same accounting period in which the designated forecasted transaction or hedged item affects earnings. Prior to January 1, 2019, cash flow hedge ineffectiveness was separately measured and reported immediately in earnings. Cash flow hedge ineffectiveness was immaterial during 2018.

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

As of December 31, 2019 and 2020, the amount recorded in accumulated other comprehensive income (loss) from the Company's currency forward and option transactions was $254, net of tax of $35 and $1,459, net of tax of $200, respectively.

At December 31, 2020, the notional amounts of foreign exchange forward contracts into which the Company entered were $19,063. The foreign exchange forward contracts will expire by September 2021. The fair value of derivative instruments assets balances as of December 31, 2019 and 2020, totaled $288 and $1,654, respectively. As of December 31, 2019 and 2020, the Company did not have any derivative instruments that were classified as liabilities.

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward transactions to economically hedge certain account receivables in Euros, British Pounds Sterling and Canadian Dollars. Gains and losses related to such derivative instruments are recorded in financial income (expense), net.

As of December 31, 2020, the notional amounts of foreign exchange forward contracts into which the Company entered were $23,377. The foreign exchange forward contracts will expire by December 2021. The fair value of derivative instruments assets balances as of December 31, 2019 and 2020, totaled $514 and $0, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2019 and 2020 totaled $134 and $1,561, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the years ended December 31, 2018, 2019 and 2020, the Company recorded financial income (expense), net from hedging transactions of $977, $515 and $(1,317), respectively.

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

For the Company's employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits recorded as an asset on the Company's balance sheet under other long-term assets as of December 31, 2019 and 2020 is $4,313 and $4,952, respectively. The amount of accrued severance payable recorded as a liability on the Company's balance sheet under long-term liabilities as of December 31, 2019 and 2020 is $6,751 and $7,963, respectively.

Severance expenses for the years ended December 31, 2018, 2019 and 2020, amounted to $3,326, $4,035 and $4,813, respectively.

m.U.S. defined contribution plan:

The U.S. subsidiary has a 401(k) defined contribution plan covering certain full time and part time employees in the U.S. who meet certain eligibility requirements, excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum, of the lesser of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $19.5 per year (for certain employees over 50 years of age the maximum contribution is $26 per year).

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The U.S. subsidiary matches amounts equal to 100% of the first 3% of the employee's compensation that they contribute to the defined contribution plan and 50% of the next 2% of their compensation that they contribute to the defined contribution plan with a limit of $11.4 per year per employee. For the years ended December 31, 2018, 2019 and 2020, the U.S. subsidiary recorded expenses for matching contributions of $2,171, $2,697 and $3,533, respectively.

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

Relating to the convertible senior notes issued in 2019, issuance costs attributable to the liability and equity components were $12.9 million and $2.0 million, respectively. Issuance costs attributable to the liability are netted against the principal balance and are amortized to interest expense using the effective interest method over the contractual term of the notes. The effective interest rate of the liability component of the notes is 3.50%. This interest rate was based on Company's credit risk rating using software industry rating methodology.

Issuance costs attributable to the equity component are netted with the equity component in additional paid-in capital.

o.Revenue recognition:

The Company substantially generates revenues from licensing the rights to use its software products, maintenance and professional services. License revenues include perpetual and on-premises subscription licenses, as well as software as a service ("SaaS") offerings which were recognized during the reported period. The Company sells its products through its direct sales force and indirectly through resellers. Payment is typically due within 30 to 90 calendar days of the invoice date.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company records unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer. As of December 31, 2019 and 2020 $5,526 and $15,530 long-term unbilled receivables are included in other long-term assets.

The Company allocates the transaction price to each performance obligation based on its relative standalone selling price. For maintenance, the Company determines the standalone selling price based on the price at which the Company separately sells a renewal contract. For professional services, the Company determines the standalone selling prices based on the prices at which the Company separately sells those services. For licenses, the Company determines the standalone selling prices by taking into account available information such as historical selling prices, contract value, geographic location, and the Company's price list and discount policy.

Perpetual license and the license portion of on-premises subscription are recognized at the point of time when the license is made available for download by the customer. Maintenance and SaaS revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years, once the service is made available to the customer. Professional services revenues consist mostly of time and material services that are recognized as the services are performed.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents the Company's revenue by category:

	December 31,
	2018	2019	2020
License	$192,514	$237,879	$226,113
Maintenance and support	123,986	159,730	197,270
Professional services	26,699	36,286	41,048

	$343,199	$433,895	$464,431

For additional information regarding disaggregated revenues, please refer to Note 16 below.

Contract liabilities consist of deferred revenue and include unearned amounts received under maintenance and support contracts and professional services that do not meet the revenue recognition criteria as of the balance sheet date. Contract liabilities also include unearned, invoiced amounts in respect of SaaS services whereby there is an unconditional right for the consideration. Deferred revenue are recognized as (or when) the Company performs under the contract. During the year ended December 31, 2020, the Company recognized $111,330 that were included in the deferred revenues balance as of December 31, 2019.

Remaining Performance Obligations:

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

The aggregate amount of the transaction price allocated to remaining performance obligations was $363 million as of December 31, 2020. The Company expects to recognize approximately 59% in 2021 from remaining performance obligations as of December 31, 2020 and the remainder thereafter.

p.Deferred contract costs:

The Company pays sales commissions primarily to sales and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Based on its technology, customer contracts and other factors, the Company has determined the expected period of benefit to be approximately five years. Sales commissions for initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and amortized on a straight-line basis over the related contractual renewal period and aligned with the revenue recognized from these contracts. Amortization expense of these costs are substantially included in sales and marketing expenses.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the year ended December 31, 2019 and 2020, the amortization of deferred contract costs was $33,853 and $39,592, respectively.

As of December 31, 2019 and 2020, the Company presented deferred contract costs from contracts which are for periods of less than 12 months of $1,014 and $3,079 in prepaid expenses and other current assets, respectively, and deferred contract costs in respect of contracts which are greater than 12 months of $37,074 and $48,716 in other long-term assets, respectively.

q.Trade Receivable and Allowances:

Trade receivables include original invoiced amounts less an allowance for any potential uncollectible amounts and unbilled receivables amounts that will be paid in the following year. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company's consolidated statements of income (loss).

r.Leases:

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under the Company's lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments are primarily comprised of payments affected by common area maintenance and utility charges. The Company subleases certain office spaces to third-parties. Sublease income is recognized over the term of the agreement.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.Research and development costs:

Research and development costs are charged to the statements of comprehensive income (loss) as incurred except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

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

t.Internal use software:

The Company capitalizes qualifying costs incurred during the application development stage related to software developed for internal-use in accordance with ASC No. 350- 40 "Internal-use Software" ("ASC No. 350- 40"). These costs are capitalized based on qualifying criteria. Such costs are amortized over the software's estimated life of three to five years. Costs incurred to develop software applications consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the development or implementation of the software. Capitalized internal-use software costs are included in property and equipment, net in the consolidated balance sheet.

The Company also capitalizes implementation costs incurred in a cloud computing arrangement that is a service contract, according to the internal-use software guidance in ASC No. 350-40. The capitalized implementation costs and their related amortization and cash flows are presented on the financial statements in consistent with the prepaid amounts and fees related to the associated cloud computing arrangement. Capitalized implementation costs are amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use.

u.Marketing expenses:

Marketing expenses consist primarily of marketing campaigns and tradeshows. Marketing expenses are charged to the statement of comprehensive income (loss), as incurred. Marketing expenses for the years ended December 31, 2018, 2019 and 2020, amounted to $16,171, $20,055 and $22,082, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.Share-based compensation:

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

The Company has selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its option awards. The fair value of restricted stock units ("RSU") and performance stock units ("PSU") without market conditions, is based on the closing market value of the underlying shares at the date of grant. For PSU subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.

The option-pricing and Monte Carlo models require a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The Company recognizes forfeitures of equity-based awards as they occur.

w.Income taxes:

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.Basic and diluted net income (loss) per share:

Basic net income (loss) per ordinary share is computed by dividing net income (loss) for each reporting period by the weighted-average number of ordinary shares outstanding during each year. Diluted net income (loss) per ordinary share is computed by dividing net income (loss) for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 "Earnings Per Share". The Company experienced a loss in the year ended December 31, 2020; hence all potentially dilutive ordinary shares were excluded due to their anti-dilutive effect.

y.Comprehensive income (loss):

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

z.Concentration of credit risks:

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.Fair value of financial instruments:

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with ASC No. 820, the Company measures its foreign currency derivative instruments, at fair value using the market approach valuation technique. Foreign currency derivative contracts as detailed in note 2k are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

ab.Recently adopted accounting standards:

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 requires that expected credit losses relating to financial assets be measured on an amortized cost basis be recorded through an allowance for credit losses. ASU 2016-13 also requires an investor to determine whether a decline in the fair value below the amortized cost basis (i.e., impairment) of an available for sale debt security is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in OCI, net of applicable taxes. However, if an entity intends to sell an impaired available for sell debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security's amortized cost basis.

Credit-related impairment is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The Company adopted ASU 2016-13 using the modified retrospective approach as of January 1, 2020. The adoption by the Company of the new guidance did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 from the goodwill impairment test, instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit's fair value. This guidance is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 with early adoption permitted. This guidance must be applied on a prospective basis. The Company adopted the standard beginning January 1, 2020. The standard did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract." The new standard requires a customer in a cloud computing arrangement (i.e., hosting arrangement) that is a service contract to follow the internal-use software guidance in Accounting Standards Codification 350-40 to determine which implementation costs to capitalize as assets or expense as incurred. The Company adopted the standard beginning January 1, 2020 using the prospective method. The standard did not have a material impact on the consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.Recently issued accounting standards:

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity's own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update ("ASU") No. 2019-12, Income Taxes (Topic 740): "Simplifying the Accounting for Income Taxes" (ASU 2019-12), which simplifies the accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of the new guidance and estimates that there will be no material impact on its consolidated financial statements.

ad.Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:-MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2019 and 2020:

	December 31, 2019
	Amortized cost	Gross unrealized losses*)	Gross unrealized gains	Fair value

Corporate debentures	$104,952	$(21)	$651	$105,582
U.S. agencies debentures	81,227	(10)	21	81,238

Total	$186,179	$(31)	$672	$186,820

*) Out of the total unrealized losses, an amount of $5 has been in a continuous unrealized loss position for twelve months or longer.

	December 31, 2020
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$354,775	$(115)	$3,004	$357,664
Government debentures	41,185	(17)	214	41,382

Total	$395,960	$(132)	$3,218	$399,046

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2019 and 2020, by contractual years-to maturity:

	December 31,
	2019		2020
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$132,321	$132,412	$196,587	$196,856
Due between one and four years	53,858	54,408	199,373	202,190

	$186,179	$186,820	$395,960	$399,046

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4:-PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2019	2020

Prepaid expenses	$5,002	$7,346
Hedging transaction assets	802	1,654
Government authorities	1,162	1,720
Deferred commissions	1,014	3,079
Other current assets	426	1,513

	$8,406	$15,312

NOTE 5:-PROPERTY AND EQUIPMENT, NET

The composition of property and equipment is as follows:

	December 31,
	2019	2020

Cost:
Computers, software and related equipment *)	$17,470	$25,828
Leasehold improvements	6,775	7,490
Office furniture and equipment	4,369	3,870

	28,614	37,188

Less - accumulated depreciation	12,142	18,651

Depreciated cost	$16,472	$18,537

*) For the years ended December 31, 2019 and 2020, the Company capitalized $2,397 and $3,369 including $193 and $612 of share-based compensation costs, relating to its internal use software development, respectively.

Depreciation expense amounted to $3,722, $5,057 and $6,634 for the years ended December 31, 2018, 2019 and 2020, respectively.

NOTE 6:-GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Changes in the carrying amount of goodwill:

	December 31,
	2019	2020

Balance as of beginning of the year	$82,400	$82,400
Goodwill acquired	—	41,317

Closing balance	$82,400	$123,717

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:-GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The composition of intangible assets is as follows:

	December 31,
	2019	2020

Original amount:

Technology	$26,141	$39,625
Customer relationships	5,120	9,586
Other	664	664

	31,925	49,875

Less - accumulated amortization	22,782	26,199

Intangible assets, net	$9,143	$23,676

Amortization expense amounted to $6,356, $5,589 and $8,841 for the years ended December 31, 2018, 2019, and 2020, respectively.

As of December 31, 2020, the weighted-average remaining useful lives (in years) of Technology and Customer relationships was 4.1 and 11, respectively.

The estimated future amortization expense of intangible assets as of December 31, 2020 is as follows:

2021	$5,809
2022	4,877
2023	4,329
2024	4,282
2025	1,849
Thereafter	2,530

$23,676

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7:-ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2019	2020

Government authorities	$11,890	$4,871
Accrued expenses	5,455	6,825
Unrecognized tax benefits	3,728	4,633
Lease liability, current	5,925	7,025
Hedging transaction liabilities	134	1,561

	$27,132	$24,915

NOTE 8:-COMMITMENTS AND CONTINGENT LIABILITIES

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

b.Pledges and bank guarantees:

The Company pledged a bank deposit of $52, mainly in respect of an office lease agreement. This balance is presented as part of other long-term assets.

The Company obtained bank guarantees of $1,442 primarily in connection with an office lease agreement.

NOTE 9:-LEASES

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 5.5 years, some of which may include options to extend the leases for up to an additional 8 years.

The components of operating lease costs were as follows:

	Year ended December 31,
	2019	2020

Operating lease cost	$5,897	$6,495
Short-term lease cost	733	1,709
Variable lease cost	1,014	1,193
Sublease income	(279)	(273)

Total net lease costs	$7,365	$9,124

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:-LEASES (Cont.)

Supplemental balance sheet information related to operating leases is as follows:

	Year ended December 31,
	2019	2020

Operating lease ROU assets (under other long-term assets in the balance sheet)	$22,484	$20,363
Operating lease liabilities, current	$5,925	$7,025
Operating lease liabilities, long-term (under other long-term liabilities in the balance sheet)	$18,579	$16,202
Weighted average remaining lease term (in years)	4.8	3.8
Weighted average discount rate	1.7%	1.7%

Minimum lease payments for the Company's ROU assets over the remaining lease periods as of December 31, 2020, are as follows:

December 31, 2020

2021	$7,080
2022	6,769
2023	5,803
2024	3,725
2025	389
Thereafter	198

Total undiscounted lease payments	23,964
Less: imputed interest	(737)

Present value of lease liabilities	$23,227

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:-FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities for the years ended December 31, 2019 and 2020:

	December 31,
	2019			2020
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$213,494	$—	$213,494	$260,940	$—	$260,940
U.S. agencies debentures	—	25,058	25,058	—	—	—
Commercial paper	—	—	—	—	13,555	13,555

Marketable securities:
Corporate debentures and commercial paper	—	105,582	105,582	—	357,664	357,664
Government debentures	—	81,238	81,238	—	41,382	41,382

Total assets measured at fair value	$213,494	$211,878	$425,372	$260,940	$412,601	$673,541

As of December 31, 2020, the estimated fair value of the Company's convertible senior notes, as further described in Note 11, was $705.7 million. The fair value was determined based on the closing quoted price of the convertible senior notes as of the last day of trading for the period, and is considered Level 2 measurement. The fair value of the convertible senior notes is primarily affected by the trading price of the Company`s common stock and market interest rates.

NOTE 11:-CONVERTIBLE SENIOR NOTES, NET

a.Convertible senior notes, net:

In November 2019, the Company issued $500 million aggregate principal amount, 0% coupon rate, of convertible senior notes due 2024 and an additional $75 million aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment option of the initial purchasers (collectively, "Convertible Notes").

The Convertible Notes are convertible based upon an initial conversion rate of 6.3478 of the Company's ordinary shares, par value NIS 0.01 per share per $1 principal amount of Convertible Notes (equivalent to a conversion price of approximately $157.53 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events. The Convertible Notes are senior unsecured obligations of the Company.

The Convertible Notes will mature on November 15, 2024 (the "Maturity Date"), unless earlier repurchased, redeemed or converted. Prior to May 15, 2024, a holder may convert all or a portion of its Convertible Notes only under the following circumstances:

(1)During any calendar quarter commencing after the calendar quarter ending on March 31, 2020 (and only during such calendar quarter), if the last reported sale price of the Company's ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

(2)During the five business day period after any 10 consecutive trading day period ("measurement period") in which the trading price, determined pursuant to the terms of the Convertible Notes, per $1 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day;

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

Upon conversion, the Company can pay or deliver cash, ordinary shares or a combination of cash and ordinary shares, at the Company's election.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:-CONVERTIBLE SENIOR NOTES, NET (Cont.)

b.The Company may not redeem the notes prior to November 15, 2022, except in the event of certain tax law changes. The Company may, at any time and from time to time, redeem for cash all or any portion of the notes, at the Company's option, on or after November 15, 2022, if the last reported sale price of the Company`s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which it delivers notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

Upon the occurrence of a Fundamental Change as defined in the Indenture, holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the Convertible Notes (if any) to, but excluding, the fundamental change repurchase date). In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company's delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be.

During the year ended December 31, 2020, the conditions allowing holders of the Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2020 and are classified as long-term liability.

The net carrying amount of the liability and equity components of the Convertible Notes for the periods presented is as follows:

	December 31,
	2019	2020
Liability component:

Principal amount	$575,000	$575,000
Unamortized discount	(77,287)	(62,356)
Unamortized issuance costs	(12,594)	(10,342)

Net carrying amount	$485,119	$502,302

Equity component, net of issuance costs of $2,046 and deferred taxes of $11,022	$65,932	$65,932

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:-CONVERTIBLE SENIOR NOTES, NET (Cont.)

Interest expense related to the Convertible Notes was as follows:

	December 31,
	2019	2020
Amortization of debt discount	$1,713	$14,931
Amortization of debt issuance costs	253	2,252
Total interest expense recognized	$1,966	$17,183

c.Capped Call Transactions:

In connection with the pricing of the Convertible Notes and the exercise by the Initial Purchasers of the over-allotment option, the Company entered into privately negotiated capped call transactions ("Capped Call Transactions") with certain financial institutions ("Option Counterparties"). The Capped Call Transactions cover, collectively, the number of the Company's ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes.

The Capped Call Transactions have an initial strike price of approximately $157.53 per share, subject to certain adjustments, which corresponds to the approximate initial conversion price of the Convertible Notes.

The cap price of the Capped Call Transactions is initially $229.14 per share and is subject to certain adjustments under the terms of the Capped Call Transactions. The Capped Call Transactions are separate transactions, in each case, entered into by the Company with the Option Counterparties, and are not part of the terms of the Convertible Notes and will not change the holders' rights under the Convertible Notes.

As the Capped Call Transactions are considered indexed to the Company's stock and are considered equity classified, they are recorded in shareholders' equity on the consolidated balance sheet and are not accounted for as derivatives. The cost of the Capped Call Transactions was approximately $53.6 million and was recorded as a reduction to additional paid-in capital.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-SHAREHOLDERS' EQUITY

a.Composition of share capital of the Company:

	December 31,
	2019		2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.01 par value each	250,000,000	38,043,516	250,000,000	39,034,759

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

Under the 2014 Plan, as of December 31, 2020, an aggregate number of 836,117 ordinary shares were reserved for future grant. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 Plan.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2018, 2019 and 2020 is comprised as follows:

	Year ended December 31,
	2018	2019	2020

Cost of revenues	$3,350	$5,690	$8,734
Research and development	7,922	10,960	14,691
Sales and marketing	12,708	20,976	28,220
General and administrative	11,984	17,891	20,204

Total share-based compensation expense	$35,964	$55,517	$71,849

The total unrecognized compensation cost amounted to $169,791 as of December 31, 2020 and is expected to be recognized over a weighted average period of 2.72 years.

d.Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2020 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of December 31, 2019	916,513	$57.29	6.96	$54,762

Granted	31,100	$102.58
Exercised	261,447	$50.10
Forfeited	37,393	$61.87

Balance as of December 31, 2020	648,773	$62.09	5.94	$64,555

Exercisable as of December 31, 2020	502,172	$55.83	5.35	$53,108

Starting October 1, 2018, the expected volatility of the Company's common stock is based on the Company's historical volatility. Prior to October 1, 2018, the computation of expected volatility was based on actual historical share price volatility of comparable companies and the Company's historical equity volatility. The expected option term represents the period of time that options granted are expected to be outstanding. Prior to January 1, 2020, it was determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience was not available to provide a reasonable estimate. Starting January 1, 2020, the expected term is based upon historical experience.

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

The following table sets forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020

Expected volatility	47%-48%	48%	40%-41%
Expected dividends	0%	0%	0%
Expected term (in years)	5.00-6.20	5.90-6.10	4.02-4.20
Risk free rate	2.38%- 3.12%	1.49%- 2.49%	0.22%- 1.61%

A summary of options data for the years ended December 31, 2018, 2019 and 2020, is as follows:

	Year ended December 31,
	2018	2019	2020

Weighted-average grant date fair value of options granted	$28.26	$55.43	$33.82
Total intrinsic value of the options exercised	$53,398	$45,326	$18,790

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the fair value of an ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2020:

Exercise price	Options outstanding as of December 31, 2020	Weighted average remaining contractual term	Options exercisable as of December 31, 2020	Weighted average remaining contractual term
		(years)		(years)

$1.46 – 14.00	30,104	2.84	30,104	2.84
$37.44 – 47.29	115,759	5.92	95,647	5.74
$47.40 – 51.86	147,456	6.01	123,894	5.84
$55.25 – 64.65	226,948	4.93	211,755	4.75
$75.73 – 138.98	128,506	8.40	40,772	7.99

	648,773	5.94	502,172	5.35

e.A summary of RSUs and PSUs activity for the year ended December 31, 2020 is as follows:

	Amount of RSUs and PSUs	Weighted average grant date fair value

Unvested as of December 31, 2019	1,959,644	$85.00

Granted	1,085,790	105.99
Vested	729,796	76.76
Forfeited	194,005	83.97

Unvested as of December 31, 2020	2,121,633	$98.67

The total fair value of RSUs and PSUs vested (based on fair value of the Company's ordinary shares at vesting date) during the years ended December 31, 2018, 2019 and 2020 was $23,762, $67,737 and $76,027, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES

CyberArk Software Ltd.'s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Corporate tax in Israel:

Ordinary taxable income is subject to a corporate tax rate of 23% for the years 2018-2020.

b.Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2018	2019	2020

Domestic income (loss)	$52,158	$52,254	$(12,643)
Foreign income (loss)	(315)	17,830	12,254

	$51,843	$70,084	$(389)

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2019	2020
Deferred tax assets:

Carry-forwards losses and credits	$19,205	$36,314
Capital losses carry-forwards	90	94
Research and development expenses	1,932	2,521
Deferred revenues	8,043	10,345
Intangible assets	—	8,037
Share-based compensation	8,841	11,547
Operating lease liability	1,400	1,351
Accruals and other	1,783	3,695

Deferred tax assets before valuation allowance	41,294	73,904

Less: Valuation allowance	1,299	19,591

Total deferred tax assets	$39,995	$54,313

Deferred tax liabilities:

Intangible assets	$1,950	$1,606
Convertible senior notes	10,786	8,724
Deferred commission	6,463	8,251
Operating lease ROU asset	1,308	1,254
Property and equipment and other	471	1,669

Deferred tax liabilities	$20,978	$21,504
Net deferred tax assets	$19,017	$32,809

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

As of December 31, 2020, approximately $39,690 of undistributed earnings held by the Company's foreign subsidiaries are designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

d.Income taxes are comprised as follows:

	Year ended December 31,
	2018	2019	2020

Current	$11,827	$13,994	$7,357
Deferred	(7,056)	(6,974)	(1,988)

	$4,771	$7,020	$5,369

	Year ended December 31,
	2018	2019	2020

Domestic	$8,359	$8,093	$(1,431)
Foreign	(3,588)	(1,073)	6,800

	$4,771	$7,020	$5,369

e.A reconciliation of the Company's theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2018	2019	2020

Income (loss) before income taxes	$51,843	$70,084	$(389)

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical income tax expense (benefit)	11,924	16,119	(89)

Excess tax benefits related to share-based compensation	(6,726)	(6,391)	(3,645)
Non-deductible expenses	3,011	3,002	3,054
Intra-entity intellectual property transfer	1,768	—	5,036
Unrecognized tax benefits	697	1,343	(322)
Foreign and preferred enterprise tax rates differential	(5,710)	(6,717)	1,714
Impact of CARES Act	—	—	(683)
Other	(193)	(336)	304

Income tax expense	$4,771	$7,020	$5,369

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

f.Net operating loss carry-forwards:

As of December 31, 2020, the Company had net operating losses substantially derived from excess tax benefits from share-based payments and capital tax losses, totaling approximately $139,947 and $197, respectively, out of which $127,800 and none of losses, respectively, were federal net operating losses attributed to the U.S. subsidiary. The rest were attributed to Israel, can be carried forward indefinitely and resulted from acquisitions made by the Company. Out of these federal net operating losses attributed to the U.S. subsidiary, $41,969 are subject to up to 20-year carryforward period. The remaining $85,831 can be carried forward indefinitely, but are subject to the 80% taxable income limitation upon utilization. Utilization of some of these U.S. net operating losses are subject to annual limitation due to the "change in ownership" provisions of the U.S. Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

g.Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

As of December 31, 2020, approximately $15,819 was derived from tax exempt profits earned by the Company's "Approved Enterprises" and "Beneficiary Enterprise". The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company's "Approved Enterprises" and "Beneficiary Enterprises" as such income is essentially permanently reinvested.

If the Company's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Law for the Encouragement of Capital Investments and an income tax liability of up to $3,884 would be incurred as of December 31, 2020.

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

NOTE 13:-INCOME TAXES (Cont.)

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

The Company adopted the PTE since 2017 and believes it is generally eligible for its benefits.

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

i.Tax Benefits for Research and Development:

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

NOTE 13:- INCOME TAXES (Cont.)

j.Tax Reform- United States of America:

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

Tax Deductibility of Executive Compensation

Prior to the Tax Act being signed into law on December 22, 2017, Section 162(m) of the Code generally disallowed tax deductions for publicly held companies for compensation paid to certain of its executive officers who were "covered employees" under this rule in excess of $1 million per officer in any year. Performance-based compensation was exempt from this deduction limitation if specific requirements set forth in the Code and applicable Treasury Regulations were met.

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

Global Intangible Low-Taxed Income ("GILTI")

The TCJA introduced the rules for tax on the global intangible low-taxed income ("GILTI") on foreign income in excess of a deemed return on tangible assets of foreign corporations.

The U.S. subsidiary is entitled to offset the GILTI income inclusion against losses.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:- INCOME TAXES (Cont.)

k.Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"):

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to provide certain relief as a result of the COVID-19 outbreak. Some of the key income tax-related provisions of the CARES Act include modification in the usage of net operating losses, interest deductions and payroll benefits. During the year 2020, the Company recorded a tax benefit (see Note 13e).

l.Tax assessments:

As of December 31, 2020, CyberArk Software Ltd.'s tax years until December 31, 2015 have become subject to statute of limitations effective in Israel. As of the date of the approval of the financial statements, CyberArk Software Ltd is under initial stages of a corporate tax examination by the Israeli Tax Authorities for the tax years 2016 through 2019.

As of that date, the U.K. subsidiary's tax years until December 31, 2018 are subject to statutes of limitation effective in the U.K.

For the U.S. subsidiary's tax years ended December 31, 2017 through 2020, statute of limitation have not yet expired. For companies acquired by the U.S. subsidiary, there are open loss years from 2008 through 2020.

m.Unrecognized tax benefits:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2019	2020

Opening balance	$1,993	$3,728
Decrease related to settlements with taxing authorities	-	(796)
Increase related to prior year tax positions	120	74
Decrease related to expiration of statutes of limitations	(242)	(92)
Increase related to current year tax positions	1,857	1,719

Closing balance	$3,728	$4,633

During the years ended December 31, 2018, 2019 and 2020, the Company recorded $(38), $47 and $21, respectively, for interest expense (income) related to uncertain tax positions. As of December 31, 2019 and 2020, accrued interest was $112 and $133, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:- INCOME TAXES (Cont.)

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

NOTE 14:-FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2018	2019	2020

Bank charges	$(177)	$(274)	$(275)
Exchange rate income (loss), net	(1,050)	(803)	683
Interest income	5,778	10,843	10,380
Amortization of debt discount and issuance costs	—	(1,966)	(17,183)

Financial income (expense), net	$4,551	$7,800	$(6,395)

NOTE 15:-BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

	Year ended December 31,
	2018	2019	2020
Numerator:

Net income (loss) available to shareholders of ordinary shares	$47,072	$63,064	$(5,758)

Denominator:
Shares used in computing basic net income (loss) per ordinary shares	36,174,316	37,586,387	38,628,770

	Year ended December 31,
	2018	2019	2020
Numerator:

Net income (loss) available to shareholders of ordinary shares	$47,072	$63,064	$(5,758)

Denominator:
Shares used in computing diluted net income (loss) per ordinary shares	37,065,727	38,890,108	38,628,770

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:- BASIC AND DILUTED NET INCOME (LOSS) PER SHARE (Cont.)

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the calculation of diluted net income (loss) per ordinary share was 1,175,311, 495,975 and 2,823,985 for the years ended December 31, 2018, 2019 and 2020, respectively.

Additionally, 3.6 million shares underlying the conversion option of the Convertible Notes are not considered in the calculation of diluted net income (loss) per share as the effect would be anti-dilutive. The Company intends to settle the principal amount of Convertible Notes in cash and therefore will use the treasury stock method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion will have a dilutive impact on diluted net income per share when the average market price of a common stock for a given period exceeds the conversion price of $157.53 per share.

NOTE 16:-SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.The Company identifies operating segments in accordance with ASC Topic 280, "Segment Reporting". Operating segments are defined as components of an entity for which separate financial information is available and is regularly reviewed by the chief operating decision maker in making decisions regarding resource allocation and evaluating financial performance. The Company determined it operates in one reportable segment as the Company's chief operating decision maker is the Chairman and Chief Executive Officer who makes operating decisions, assesses performance and allocates resources on a consolidated basis, accompanied by information about revenue by geographic region.

b.The total revenues are attributed to geographic areas based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company.

The following tables present total revenues for the years ended December 31, 2018, 2019 and 2020 and long-lived assets as of December 31, 2019 and 2020:

Revenues:

	Year ended December 31,
	2018	2019	2020

United States	$187,704	$233,945	$246,811
Israel	6,909	7,827	7,312
United Kingdom	26,652	36,146	33,101
Europe, the Middle East and Africa *)	78,525	85,757	101,453
Other	43,409	70,220	75,754

	$343,199	$433,895	$464,431

For the years ended December 31, 2018, 2019 and 2020, no single customer contributed more than 10% to the Company's total revenues.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 16:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Long-lived assets, including property and equipment, net and operating lease right-of-use assets:

	December 31,
	2019	2020

United States	$8,448	$9,363
Israel	26,736	26,438
United Kingdom	2,385	1,756
Europe, the Middle East and Africa *)	412	274
Other	974	1,069

	$38,955	$38,900

*)Excluding United Kingdom and Israel

- - - - - - - - -