Form 20-F
period 2021-12-31
CyberArk Software Ltd.
filed 2022-03-10
CIK 1598110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Chief Legal Officer

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, the registrant had outstanding 40,041,870 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐       No ☒

CYBERARK SOFTWARE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of CyberArk Software Ltd. CyberArk® is our registered trademark in the United States and many other countries. We have several other trademarks, service marks and pending applications relating to our solutions. In particular, although we have omitted the “®” and “™” trademark designations in this annual report from each reference to our Privileged Access Security (PAS) solutions, including Privileged Access Manager, Vendor Privileged Access Manager, Privileged Session Manager (PSM), Enterprise Password Vault (EPV), Privilege Cloud, CyberArk DNA (Discovery and Audit), Privileged Threat Analytics (PTA), Endpoint Privilege Manager (EPM), Sensitive Information Management (SIM) and Cloud Entitlements Manager; Dynamic Privileged Access, Secret Managements Solutions, including Conjur Secrets Manager Enterprise, Conjur Secrets Manager Open Source, Credential Providers, Secretless and Secretless Broker; Access Management Solutions, including CyberArk Workforce Identity, CyberArk Customer Identity and Secure Web Sessions, and C3 Alliance, all rights to such names and trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	changes to the drivers of our growth and our ability to adapt our solutions to IT security market demands;

•	the transition of our business to a subscription model that began in 2021 and our ability to complete our transition goals in the time frame expected;

•	our sales cycles and multiple pricing and delivery models;

•	unanticipated product vulnerabilities or cybersecurity breaches of our, or our customers’ or partners’ systems;

•	an increase in competition within the Privileged Access Management and Identity Security markets;

•	our ability to hire, train, retain and motivate qualified personnel;

•	our ability to sell into existing and new customers and industry verticals;

•	risks related to our compliance with privacy and data protection laws and regulations;

•	our history of incurring net losses and our ability to achieve profitability in the future;

•
the duration and scope of the COVID-19 pandemic and its impact on global and regional economies and the resulting effect on the demand for our solutions and on our expected revenue growth rates and costs;

•	our ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions;

•	our reliance on third-party cloud providers for our operations and SaaS solutions;

•	our ability to expand our sales and marketing efforts and expand our channel partnerships across existing and new geographies;

•	risks related to sales made to government entities;

•
regulatory and geopolitical risks associated with our global sales and operations (including the current conflict between Russia and Ukraine) and changes in regulatory requirements or fluctuations in currency exchange rates;

•	the ability of our products to help customers achieve and maintain compliance with government regulations or industry standards;

•	risks related to intellectual property claims or our ability to protect our proprietary technology and intellectual property rights;

•	risks related to stock price volatility or activist shareholders;

•	any failure to retain our “foreign private issuer” status or the risk that we may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”;

•	risks related to our Convertible Notes, including the potential dilution to existing shareholders and our ability to raise the funds necessary to pay amounts due under our Convertible Notes;

•	our expectation to not pay dividends on our ordinary shares for the foreseeable future; and

•	risks related to our incorporation and location in Israel.

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

Not applicable.

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

We offer identity security solutions that safeguard privileged accounts’ credentials and secrets, secure access across both human and non-human identities, and manage entitlements to cloud environments. If customers do not recognize the benefit of our solutions as a critical layer of an effective security strategy, our revenues may decline, which could cause our share price to decrease in value. Security solutions such as ours, which aim to disrupt cyberattacks by insiders and external perpetrators that have penetrated an organization’s IT environment, represent a security layer designed to respond to advanced threats and provide more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive data and technology assets, including those of IT and cybersecurity providers, as demonstrated by the 2020 attack on SolarWinds and the 2021 Apache Log4J vulnerabilities. We expect that our customers, and thereby our solutions, will face new and increasingly sophisticated methods of attack, particularly given the increasing complexity of IT environments and the proliferation of privileged access across identities. We face significant challenges in ensuring that our solutions effectively identify and respond to sophisticated attacks while avoiding disruption to our customers’ businesses. As a result, we must continually modify and improve our products and services in response to market and technology trends and evolvement, including obtaining interoperability with existing or newly introduced technologies and systems, to ensure we are meeting market needs and continuing to provide valuable solutions that can be deployed in a variety of IT environments, including cloud and hybrid.

We cannot guarantee that we will be able to anticipate future market needs and opportunities, or be able to develop or acquire product enhancements or new products or services to meet such needs or opportunities in a timely manner or at all. Additionally, we cannot guarantee that we will be able to comply with new regulatory requirements (see “—The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.”). Furthermore, new technologies and solutions that may make our solutions obsolete may be introduced into the market, lowering the demand for our products and reducing our sales. Even if we are able to anticipate, develop and commercially introduce new features and products and ongoing enhancements to our existing products, there can be no assurance that such enhancements or new solutions will achieve widespread market acceptance. Delays in developing, completing or delivering new or enhanced solutions could cause our offerings to be less competitive, impair customer acceptance of our solutions and result in delayed or reduced revenue and share price decline.

We are transitioning our business to a subscription model.  If we fail to successfully manage our licensing and business model transition, including not expanding our existing customer base and retaining sufficient subscription or maintenance and support service renewal rates, our revenues, operating results and share price may be adversely affected.

We began transitioning our business to a subscription model in January 2021. Our transition goal is to achieve at least 85% of our sales through subscriptions, for both SaaS and self-hosted offerings, and to change business processes, systems and organizational structure to support and grow our subscription customers. Our strategy requires considerable investments across the entire organization with significant changes to our go-to-market and research and development organizations and activities, as well as adjustments in our operations, reporting and financial resources. We have no assurance that these investments and changes will result in the desired growth in our subscription revenue, nor be favorably accepted by our existing customers. As we execute our strategy, we expect our perpetual license revenue to continue to rapidly decline and our maintenance and support revenue to gradually decline over the coming years. While we expect the majority of our existing customers to expand their deployment leveraging subscription offerings (whether self-hosted or SaaS) and new customers to purchase subscriptions at an increased rate, certain customers may view these changes unfavorably and terminate their engagement with us, or they may still desire perpetual licenses, which may cause fluctuations in our financial performance and our sales transition timeline to be delayed.

With our transition to a subscription model, we will become significantly more dependent on renewals to meet our revenue, profitability and cash flow from operating activities targets. Customer subscription renewal rates may decline or fluctuate due to a number of factors, including offering pricing, implementation and adoption rates of our solutions, reductions in customer spending levels or customer activity due to economic downturns or other market uncertainty, competitive offerings and customer satisfaction with our solutions and related services and support. In addition, we, along with our service providers and channel partners, may not be able to provide adequate services that are responsive, satisfy our customers’ expectations and resolve issues that they encounter with our solutions. Even with adequate support, our customers are ultimately responsible for effectively using our solutions and ensuring that their users are properly trained in the use of our solutions and complementary security products, methodologies and processes. Customers may become dissatisfied with our solutions and their implementation, and decide not to renew, which may have a material and adverse effect on our business and results of operations.

We may face additional complications or risks in connection with our transition to a subscription model, including the following:

o
our revenues may fluctuate as a result of variations in our booking mix from the different licensing and delivery models and the corresponding timing of revenue recognition – ratably for SaaS subscriptions and the maintenance portion of self-hosted subscriptions, and upon delivery for perpetual licenses and the license portion of self-hosted subscriptions. For example, if our customers continue to prefer to buy our solutions as a subscription at a greater rate than we anticipate, our recognized revenues may lag our expectations and guidance;

o
since fiscal year 2020, we have incurred net losses with declining operating margins, and we expect our operating and net income losses to continue to increase, and our cash flow from operations to decline (see “—We have incurred net losses, and may not be able to generate sufficient revenue to achieve and sustain profitability.”);

o
the introduction of new product offerings and solutions may result in longer sales cycles, lost opportunities or less predictable revenues if our new or existing customers, prospects and partners are less receptive of such advancements (including a transition to SaaS in order to receive certain functionalities) or require a longer period to assess and select the solutions appropriate to them;

o
the introduction of more SaaS offerings may lead to extended presale periods due to, among others, comprehensive product and security reviews and requirements by customers, extensive contract negotiations and more stringent compliance and operational obligations (such as those related to data protection);

o
our sales force may struggle with selling multiple pricing, licensing and delivery models to customers, prospects and partners, which may extend sales cycles, reduce the likelihood of sales closing, or lead to increased turnover rates and lower headcount;

o	our research and development teams may find it difficult to deliver functionality and drive innovation across multiple code bases on a timely basis; and

o	customer demand for migration from self-hosted solutions to SaaS may happen faster than we anticipate, in which case we might not be able to meet this demand and associated scalability requirements.

Our quarterly results of operations may fluctuate for a variety of reasons. We may, as a result, fail to meet publicly announced financial guidance or other expectations about our business, which could cause our ordinary shares to decline in value.

We began transitioning our business to a subscription model in January 2021, offering our customers multiple software and delivery models. It may be difficult to predict the mix of the subscription and perpetual bookings and the mix of self-hosted and SaaS subscriptions in any given quarter, which could impact our financial results and cause us to fail to meet publicly announced financial guidance or other expectations. We recognize revenue differently based on the composition of the selected offering. Specifically, we recognize revenue from perpetual licenses upon their delivery and the license portion of self-hosted subscriptions upon the commencement of the subscription period. By contrast, we recognize revenue from SaaS subscriptions and from maintenance services for perpetual licenses or self-hosted subscription ratably, over the period of the subscription or maintenance contract. This may cause trends in revenue recognition to lag those in sales, potentially causing us to fall short of investor expectations for revenue even while meeting or exceeding periodic sales targets. Accordingly, our transition to a subscription model could continue to reduce our overall revenue growth rates, operating margins and cash flow from operating activities in the near term.

A meaningful portion of our quarterly revenues is typically generated through transactions of significant size, and purchases of our solutions and services often occur at the end of each quarter. We also experience quarterly and annual seasonality in our sales, demonstrated by increased sales in the third month of each quarter relative to the first two months, and increased sales in the fourth quarter of each year. The timing in which SaaS deals close may further exacerbate the seasonality impact on reported revenues due to the ratable recognition. In addition, our sales cycle can be intensively competitive and last several quarters from proof of concept to the actual sale and initial delivery of our solutions to our customers. The sales cycle can be even longer, less predictable and more resource-intensive for larger sales, or with customers implementing complex digital transformation strategies or facing a complex set of compliance and user requirements. Customers may require additional internal committee or executive approvals, extensive security reviews, longer product trial periods and prolonged contract negotiation before making a final purchase, all of which has intensified with the increased volume of SaaS transactions, which are subject to even greater scrutiny.

At times, sales have occurred in a quarter that was either earlier than, or subsequent to, the anticipated quarter, and some sale opportunities that were expected to close did not close at all. A failure to close a large transaction in a particular quarter may adversely impact our revenues in that quarter and, in case of a large subscription transaction pending, may adversely impact our revenues and cash flow in the subsequent quarter and remainder of the year. Closing an exceptionally large transaction in a certain quarter may disproportionately increase our revenues in that quarter, which may make it more difficult for us to meet growth rate expectations in subsequent quarters. Furthermore, even if we close a sale during a given quarter, we may be unable to recognize the revenues derived from such sale during the same period due to our revenue recognition policy. As a result of the foregoing factors, the timing of closing sales cycles and the associated revenue from such sales can be difficult to predict and may cause us to miss our guidance or fall short of market expectations. This may result in the decline of the price of our ordinary shares.

In addition, our results of operations may continue to vary as a result of a number of other factors, many of which may be outside of our control or difficult to predict, including:

o
our ability to attract new customers and to retain existing customers by and through renewals of maintenance services and subscriptions (see “—If we are unable to acquire new customers or sell additional products and services to our existing customers, our future revenues and operating results will be harmed.”);

o
the amount and timing of our operating costs and cash collection, which may vary also as a result of fluctuations in foreign currency exchange rates or changes in taxes or other applicable regulations (see “—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.”);

o	the rate at which our customers fully deploy their purchased solutions, and our ability to sell additional solutions and services to current customers;

o
effects from the COVID-19 pandemic or other public health crises, and the global economic changes caused by it (see “—The COVID-19 pandemic, measures taken in response to it and the resulting global economic environment have adversely affected, and may  adversely affect in the future, our business, financial condition, and results of operations.”);

o
the ability of our support and customer success operations to keep pace with sales to new and existing customers and the expansion of our solution portfolio and to satisfy customer demands for consultancy and professional services;

o	our ability to successfully expand our business globally;

o
the release timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the cybersecurity market, including consolidation among our competitors;

o	the introduction of new accounting pronouncements or changes in our accounting policies or practices;

o	changes in our pricing policies or those of our competitors; and

o	the size and discretionary nature of our prospective and existing customers’ IT budgets.

Any of these factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any given period. Such failures may cause the market price of our ordinary shares to substantially decrease.

Our reputation and business could be harmed due to real or perceived vulnerabilities in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, resulting in loss of customers, enforcement actions, lawsuits or financial losses.

Security products, solutions and services such as ours are complex in development, design and deployment and may contain errors, bugs, misconfigurations or vulnerabilities, that are potentially incapable of being remediated or detected until after their deployment, if at all. Any real or perceived errors, bugs, design failures, defects, vulnerabilities, misconfigurations in our solutions or their accompanying documentation, or untimely or insufficient remediation thereof, could cause our solutions not to meet their specifications or security standards. The affected solutions may not fulfil their primary security functions, falsely identify threats or create new security threats, and be vulnerable to security attacks.

There is no guarantee that our products would be free of flaws or vulnerabilities at all times and we may not correct all known vulnerabilities or errors, promptly or at all.

Further, our solutions serve as mission-critical applications in our customers’ operational environments, allowing them to manage access and privileges in their systems and networks. Any breach, interruption or shut down of our solutions could significantly damage customers’ internal and external operations, and therefore we may suffer significant reputational, financial and legal adverse impact. Potential vulnerabilities or deficiencies associated with a product developed or obtained through an acquisition could also deteriorate our solutions’ security and expose our customers to additional risk (see “—We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.”).

Several of our solutions are made available to our customers as SaaS. Delivering software as a service involves storage and transmission of customers’ proprietary information, including personal data, related to their assets, employees and users. Security breaches, bugs, vulnerabilities, defects or improper configuration of our solutions, cloud accounts or production and development environments (including those embedded in third-party technology used in our products or by our customers) could result in loss or alteration of, or unauthorized access to this data and compromise of our networks or our customers’ networks secured by our SaaS solutions. Any such incident, whether or not caused by us, could result in significant liability for us and negative business repercussions.

Our solutions not only reinforce but also rely on the common security concept of placing multiple layers of security controls throughout an IT environment. The failure of our customers, channel partners, managed service providers, subcontractors or similar entities to correctly implement or effectively manage and maintain our solutions and the environments in which they are utilized, or to consistently implement and utilize generally accepted and comprehensive, multi-layered security measures and processes, may lessen the efficacy of our solutions, in whole or in part. These entities may also independently develop or change existing application programming interfaces (APIs) that we provide or other customizable components in an incorrect or insecure manner. Such failures or actions may lead to security breaches and data loss, which could result in a perception that our solutions or services failed and associated negative business implications. In addition, we are expected to provide a high level of transparency regarding vulnerabilities in our products, which, once conveyed, may increase our customers’ exposure to a security breach until they properly implement the relevant fix. Further, our failure to provide our customers and channel partners with adequate services or accurate product documentation and training related to the use, implementation and maintenance of our solutions, could lead to claims against us.

Similarly, and as demonstrated by the 2020 attack on SolarWinds, a failure by a provider like us to effectively secure and detect threats within our own resources and networks, such as development or customer-serving production environments, could lead to threat actors compromising our customers’ environments through a breach or exploitation of our products or services (see “—If our internal IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.”). As demonstrated by the 2021 Apache Log4j vulnerabilities, a similar effect could arise from the use of compromised third-party open-source software in our products or by our vendors, which could expose our solutions, networks and environments – and thereby our customers – to additional vulnerabilities.

As we increase our developers’ workforce globally to meet our business goals, including by engaging external developers or through mergers and acquisitions, the risk of errors, misconfigurations, vulnerabilities or intentional misconduct, may be heightened due to governance difficulties and limited centralized oversight. In addition, difficulties or delays in hiring and retaining personnel may impact the resources available to us for continuous improvement of our product security posture and therefore, increase this risk (see “—The tight global labor market has created difficulty to attract and retain qualified personnel, has increased wages and compensation, and has increased employee turnover across industries.  If we are unable to hire, retain and motivate qualified personnel, our business will suffer.”).

An actual or perceived error, bug, misconfiguration, vulnerability, cyberattack or other security breach, regardless of whether the vulnerability or breach is actually attributable to the failure of our products, SaaS solutions or the related services we provide, could adversely affect the market’s perception of the efficacy of our solutions and our industry standing. Such circumstances could cause current or potential customers to look to our competitors for alternatives to our solutions and subject us to negative media attention, reputational harm, lawsuits, regulatory investigations and other government inquiries, indemnity claims and financial losses, as well as the expenditure of significant financial resources to, among other actions, analyze, correct or eliminate any vulnerabilities. Provisions in our agreements that attempt to limit our liability towards our customers, channel partners and relevant third parties may not withstand legal challenges, and certain liabilities may not be limited or capped. Additionally, any insurance coverage we have may not adequately cover all claims asserted against us and may leave a significant portion of such claims to be directly covered by us. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all.

We face intense competition from a wide variety of IT security vendors operating in different market segments and across diverse IT environments, which may challenge our ability to maintain or improve our competitive position or to meet our planned growth rates.

The IT security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with a multitude of companies that offer a broad array of IT security products and that employ different approaches and delivery models to address these evolving threats.

Our primary competitors consist of companies that offer Privileged Access Management solutions, such as BeyondTrust Corporation, Delinea Inc. (formerly ThycoticCentrify) and One Identity LLC, as well as companies that offer identity security and DevOps solutions, such as Okta Inc., Microsoft Corporation and HashiCorp, Inc. In addition, due to changes in the manner that organizations utilize IT assets and the security solutions applied to them, we may face competition from cloud providers such as Amazon Web Services, Google Cloud Platform and Microsoft Azure, that offer embedded capabilities to manage identity security and privileged access.

IT security spending is spread across a wide variety of solutions and strategies, including, for example, endpoint, network and cloud security, vulnerability management and identity and access management. Organizations continually evaluate their security priorities and investments and may allocate their IT security budgets to other solutions and strategies and may not adopt or expand use of our solutions. Accordingly, we may also compete for budgetary reasons, to a certain extent, with additional vendors that offer threat protection solutions in adjacent or complementary markets to ours, such as Palo Alto Networks and CrowdStrike Holdings, Inc.

As the identity and access and Privileged Access Management markets have matured and continue to grow significantly over recent years, it may become more attractive for new competitors, including both large security vendors and startups, or vendors in adjacent markets to enter our market, further increasing direct technology and pricing competition which could negatively impact our sales or market share.

Our competitors may enjoy potential competitive advantages over us, such as:

o	greater name recognition, a longer operating history and a larger customer base;

o	larger sales and marketing budgets and resources;

o	broader distribution and established relationships with channel partners, advisory firms and customers;

o	increased effectiveness in protecting, detecting and responding to cyberattacks;

o	greater or localized resources for customer support and provision of services;

o	greater speed at which a solution can be deployed and implemented;

o	greater resources to make acquisitions;

o	lower pricing and attractive packaging;

o	greater operational flexibility and less stringent accounting, auditing and legal standards, applicable to privately held companies;

o	larger intellectual property portfolios; and

o	greater financial, technical and other resources.

Our current and potential competitors may also establish cooperative relationships or alliances among themselves or with third parties that may further enhance their resources and capabilities. We may also face increased competition following an acquisition by our competitors of new lines of business that compete with solutions that we offer or from security vendors or other companies in adjacent markets extending their solutions into privilege access management or identity and access management (as relevant). Our collaborative efforts with our technology partners could also change if they elect to develop and market solutions that compete with our solutions, thus increasing the competitive landscape, while adversely affecting our partnership efforts and their resale and marketing of our products.

The tight global labor market has created difficulty to attract and retain qualified personnel, has increased wages and compensation, and has increased employee turnover across industries.  If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success, productivity, revenue growth, profitability and cash flow from operating activities depend, in part, on our ability to continue to timely attract and retain highly skilled personnel. The tight global labor market has created an incredibly intense hiring environment, resulting in us experiencing increased difficulty in attracting and retaining qualified personnel. Since we require a highly skilled workforce in order to successfully compete in an increasingly competitive cybersecurity market, we have experienced and may continue to experience difficulty in hiring, high employee turnover, and considerable costs and productivity as well as time to market losses. Global compensation inflation in the market may impact our ability to retain our existing personnel or attract new personnel which, over time, may impact our productivity, ability to meet customers’ expectation and overall profitability levels. Many corporations and startup companies have greater resources and compensation tools at their disposal for talent acquisition, which may not be available at our Company. Our compensation relies partially on different equity vehicles (such as RSUs or ESPP). Volatility within the stock market or inability of our stock to perform may affect our employee attrition and ability to attract new talent. Our inability to attract or retain qualified personnel or delays in hiring such personnel may seriously harm our performance, business and financial condition and results of operations. Furthermore, if we hire employees who previously worked for our competitors, we may be subject to allegations that such employees have been improperly solicited or divulged proprietary or other confidential information, which could subject us to potential liability and litigation.

In order to meet our business goals and address the challenges of the labor market, we are expanding our workforce to additional regions globally, including by engaging external service providers. If we fail to manage this expansion in a manner that preserves the key aspects of our corporate culture, the quality of our solutions may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.

If we are unable to acquire new customers or sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our success and continued growth will depend, in part, on our ability to acquire a sufficient number of new customers while maintaining and expanding our revenues from existing customers, by renewing contracts for our solutions and selling incremental or new solutions to existing customers. If we are unable to succeed in such efforts, we will likely be unable to generate revenue growth at desired or projected rates. In addition, competition in the industry may lead us to acquire fewer new customers or result in us providing more favorable commercial terms to new or existing customers. Macro-economic effects may also affect our ability to maintain our customer base and expand it, and the COVID-19 pandemic and its associated global response may also make establishing relationships and new supplier expertise among potential customers more challenging (see “—The COVID-19 pandemic, measures globally taken in response to it and the resulting economic environment have adversely affected, and may adversely affect in the future, our business, financial condition, and results of operations.”).

As we expand our market reach to gain new business, including entering the Access Management market and securing DevOps environments, we may experience difficulties in gaining traction and raising awareness among potential customers regarding the critical role that our solutions play in securing their organizations or in establishing a market leadership position and obtaining industry analyst recognition, or may face more competitive pressure in such markets. As a result, it may be difficult for us to add new customers to our customer base, retain our existing customers and generate increased growth from sales of these solutions.

With our ongoing introduction of new solutions to meet market demands, our sales, research and development, support and customer success and IT teams may have difficulties selling, supporting and maintaining multiple license models and code bases. These may lead to lower rates of software sales, longer sales cycles, customer dissatisfaction, lower renewal rates and a reduction in our ability to sell add-on business to customers or gain new customers. Further, as part of the natural lifecycle of our solutions, we may determine that certain products will be reaching their end of development or end of life and will no longer be supported or receive updates and security patches. Failure to effectively introduce new solutions or manage our product lifecycles could lead to increased expenses, existing customer dissatisfaction and contractual liabilities.

Further, any changes in compliance standards or audit requirements that reduce the priority for the types of controls, security, monitoring and analysis that our solutions provide would adversely impact demand for our solutions. Additional factors that impact our ability to acquire new customers or sell additional products and services to our existing customers include the consumption of their past purchases, a reduction in the perceived need for IT security, the size of our prospective and existing customers’ IT budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, changes in our pricing or licensing models that may impact the size of new business transactions, a downgrade of our recognized industry leadership position by industry analysts and general economic conditions. These factors may have a material negative impact on future revenues and operating results.

If our internal IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.

The security and integrity of our IT network systems and the product security of our third-party providers is critical to our ability to deliver products and services to customers as well as to run internal operations. While we operate certain of these network systems, we also rely on third party providers across an array of technologies and services that enable us to conduct, monitor and/or protect our business operations.  For example, we rely on third parties to host our SaaS products (see “—We increasingly rely on third-party providers of cloud infrastructure services to deliver our SaaS solutions to customers, and any disruption of or interference with our use of these services could adversely affect our business.”) and support our customer relationship management and financial operation services (provided by our Enterprise Resource Planning system). In addition, in the ordinary course of business, we and our third-party providers collect, process and store sensitive data, including proprietary and personal data belonging to us and others.

We acknowledge that the threat landscape is broad and that threats are persistent. Being a prominent Israeli security company that provides solutions centered on privileged access security and identity management, we are and will remain an attractive target for cyber attackers and malicious actors, including insiders, as well as cyber terrorists, sophisticated criminal groups or nation-state affiliated actors. We experience cyberattacks, security incidents and attempts to gain access to our internal IT network systems, physical facilities, our data or our customers’ networks or data. Attackers are increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence. Malicious third parties or insiders may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our or our customers’ networks or data. Our solutions’ operation relies at times on third party, open-source software in our products, networks and environments, which could also serve as an attack vector. The shift to a remote working environment due to the COVID-19 pandemic, expanded the attack surface for cyberattacks. Cyberattacks against our Company may also be caused by breaches by our contractors, channel partners, supply chain network, vendors and other third parties associated with us, among others, due to their inability to prioritize or properly implement cybersecurity and compliance programs and products or to properly train and staff personnel, or due to human error. In addition, the risk for a cyberattack on our networks and environments, may be heightened if we fail to identify or remediate any deficiencies in the products, procedures, and policies of companies that we acquire (see “—We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.”).

We and our third-party providers may also be subject to information technology system failures or network disruptions caused by a variety of factors, including pandemics, natural disasters, climate change (such as increased frequency and storm severity or drought), accidents, power disruptions, telecommunications failures, acts of terrorism, wars (including an escalation of the conflict between Russia and Ukraine), computer viruses and malware (such as ransomware), or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for all eventualities. Cyberattacks, security breaches and other incidents could result in significant damage to our market position and lead to costly remediation requirements, indemnity claims, legal claims (including class action litigation), regulatory investigations and fines or penalties, as well as the loss of proprietary and confidential data, trade secrets and customers (see “—The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.”). An actual or perceived failure, disruption, or breach of our network or privileged account security in our systems could adversely affect the market perception of our products and services, or of our expertise in this field. Moreover, if critical business functions or services from third party providers are breached and become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms, our ability to manage our operations could be interrupted, our contractual service level commitments could be breached, and our ability to provide timely and adequate maintenance and support services to our customers could be impacted. Any of the foregoing events could have a material and adverse effect on our operations, reputation, financial condition and operating results and expenses.

With the increase in the likelihood and severity of potential security breaches and the increase in cybersecurity insurance premiums for our customers, negotiations may require us to assume higher liabilities with regards to security and data breaches. In addition, we are unable to ensure that any limitations of liability provisions in our contracts with respect to our information security operations or our product liability would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim (including in cases where existing customers purchase new solutions based on previously agreed contractual terms), or that we would be able to adequately recover damages from third parties associated with us, who were involved in a security incident. Additionally, any insurance coverage we may have may not adequately cover any of these claims asserted against us or any related damage and may leave a significant portion of such claims to be directly covered by us. If any of the foregoing were to occur, our business may suffer extensive costs, our sales may be reduced and our share price may be negatively impacted.

The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.

Federal, state and international bodies continue to adopt, enact, and enforce new laws and regulations, as well as industry standards and guidelines, addressing cybersecurity, privacy, data protection and the collection, processing, storage, cross-border transfer and use of personal information.

We are subject to diverse laws and regulations relating to data privacy, including but not limited to the EU General Data Protection Regulation 2016/679 (GDPR), the California Consumer Privacy Act (CCPA), the Health Insurance Portability and Accountability Act as amended by the Health Information Technology for Economic and Clinical Health Act (HIPAA), the U.K. Data Protection Act 2018, national privacy laws of EU Member States and other laws relating to privacy, data protection, and cloud computing. These laws are evolving rapidly, as exemplified by the recent adoption by the European Commission of a new set of Standard Contractual Clauses, the prospect of a new European “ePrivacy Regulation” (to replace the existing “ePrivacy Directive,” Directive 2002/58 on Privacy and Electronic Communications) and the forthcoming California Privacy Rights Act. Compliance with these laws, as well as efforts required to understand and interpret new legal requirements, require us to expend significant capital and other resources. We could be found to not be in compliance with obligations, or suffer from adverse interpretations of such legal requirements either as directly relating to our business or in the context of legal developments impacting our customers or other businesses, which could impact our ability to offer our products or services, impact operating results, or reduce demand for our products or services.

Compliance with privacy and data protection laws and contractual obligations may require changes in services, business practices, or internal systems resulting in increased costs, lower revenue, reduced efficiency, or greater difficulty in competing with firms that are not subject to these laws and regulations. For example, GDPR and the UK compliance regime impose several stringent requirements for controllers and processors of personal data and increase our obligations such as, requiring robust disclosures to individuals, establishing an individual data rights regime, setting timelines for data breach notifications, imposing conditions for international data transfers, requiring detailed internal policies and procedures and limiting retention periods. Ongoing compliance with these and other legal and contractual requirements may necessitate changes in services and business practices, which may lead to the diversion of engineering resources from other projects.

As a company that focuses on identity security with a foundation in privilege access management, our customers may rely on our products and services as part of their own efforts to comply with security control obligations under GDPR and other laws and contractual commitments. If our products or services are found insufficient to meet these standards in the context of an investigation into us or our customers, or we are unable to engineer products that meet these standards, we could experience reduced demand for our products or services. There is also increased international scrutiny of cross-border transfers of data, including by the EU for personal data transfers to countries such as the United States, following recent case law and regulatory guidance. This increased scrutiny, as well as evolving legal and other regulatory requirements around the privacy or cross-border transfer of personal data could increase our costs, restrict our ability to store and process data as part of our solutions, or, in some cases, impact our ability to offer our solutions or services in certain jurisdictions.

Enactment of further privacy laws in the United States, at the state or federal level, or introduction of new services or products that are subject to additional regulations, as well as ensuring compliance of solutions that we obtained through acquisitions, may require us to expend considerable resources to fulfill regulatory obligations, and could carry the potential for significant financial or reputational exposure to our business, delay introduction to the market and affect adoption rates.

Claims that we or our service providers have breached our contractual obligations or failed to comply with applicable privacy and data protection laws, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. In addition to litigation, we could face regulatory investigations, negative market perception, potential loss of business, enforcement notices and/or fines (which, for example, under GDPR / UK regime can be up to 4% of global turnover for the preceding financial year or €20 / £17.5 million, whichever is higher).

We have incurred net losses and may not be able to generate sufficient revenue to achieve and sustain profitability.

We have incurred net losses of US $5.8 million and US $83.9 million in each of the years ended December 31, 2020 and 2021, respectively, and anticipate our cash flow from operating activities will continue to decline as we continue our transition to a subscription model. Our ability to generate cash flow from operating activities as a subscription company will depend on the combination of our success in retaining high renewal rates with our customers, expanding sales with our existing customers, generating sales from new customers and executing and collecting annual or multi-year contracts which are paid for up front. We cannot be certain we will achieve the required renewal rates, increased sales from existing and new customers nor generate or collect from the contract terms for the sales which will improve our cash flow from operating activities.  In addition, due to our continued investment in the growth of our business, we expect our operating expenses to increase over the next several years as we hire additional personnel, retain existing personnel in a competitive market and continue to develop features and applications for our solutions. Any failure to increase our revenue could prevent us from achieving profitability or maintaining or increasing cash flow from operating activities on a consistent basis. In addition, we may have difficulty achieving profitability under U.S. GAAP due to share-based compensation expense and other non-cash charges. If we are unable to navigate these challenges as we encounter them, our business, financial condition, and operating results may suffer.

The COVID-19 pandemic, measures taken in response to it and the resulting global economic environment have adversely affected, and may  adversely affect in the future, our business, financial condition, and results of operations.

The COVID-19 pandemic, its continuing effects, and the diverse measures taken in response by governments and businesses worldwide to contain its spread, have placed constraints on the operations of businesses, decreased consumer mobility and activity, and caused significant global economic volatility. In light of the uncertain and evolving nature of the pandemic and the economic environment, we have taken precautionary measures intended to reduce the risk of virus infection to our employees and our customers and to address our ability to execute on our operating plans. Such circumstances and uncertainties have adversely affected our business, workforce and results of operations - primarily in 2020 -  as well as that of our customers, suppliers and partners globally, and may have a negative impact over the foregoing in the future. Our business has been affected in various ways, including our ability to closely and effectively engage with customers, changes to customer purchase patterns and to our sales and marketing operations, and our ability to timely hire new employees or successfully retain certain existing employees.

There is considerable uncertainty regarding the duration, scope and severity of the pandemic or its effects on us and our customers, channel partners, managed service providers or subcontractors, which can result in extended customer sales cycles, reduced demand for our solutions, lower renewal rates, delayed spending on our solutions, smaller deal sizes, lower revenue from new customers, impairment of our ability to collect accounts receivable, reduced payment frequencies, and attrition and availability of employees. Any of the foregoing may have a material adverse impact on our business and results of operations.

Prolonged economic uncertainties or downturns in certain regions or industries could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in IT security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations exchange rate fluctuations, or inflation, could cause a decrease in corporate spending on cybersecurity software. Other matters that influence consumer confidence and spending, including COVID-19 and its reverberating economic consequences, political unrest, public health crises, terrorist attacks, armed conflicts (such as the conflict between Russia and Ukraine) and natural disasters could also negatively affect our customers’ spending on our products and services. Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management. A significant portion of our business operations are concentrated in core geographic areas and if they were to experience economic downturns, this could severely affect our business operations. In addition, some of our business operations depend on emerging markets that are less resilient to fluctuations in the global economy. In 2021, we generated 50.5% of our revenues from the United States, 32.5% of our revenues from Europe, the Middle East and Africa and 17.0% from the rest of the world, which includes countries from the Asia Pacific and Japan region, the Latin America region and Canada.

In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers generally, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel IT projects perceived to be discretionary, choose to focus on in-house development efforts or seek to lower their costs by renegotiating subscription renewals or maintenance and support agreements. Further, customers or channel partners may be more likely to make late payments in worsening economic conditions, which could lead to increased collection efforts and require us to incur additional associated costs to collect expected revenues. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our results of operation could be adversely affected.

We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we continue to evaluate acquiring or making investments in complementary companies, products or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. We may incur significant expenses, divert employee and management time and attention from other business-related tasks and our organic strategy and incur other unanticipated complications while engaging with potential target companies where no transaction is eventually completed. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals or expected growth, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors, or experience unexpected competition from market participants. Any integration process may require significant time and resources. We may not be able to manage the process successfully and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisition. We could expend significant cash and incur acquisition related costs and other unanticipated liabilities associated with the acquisition, the product or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and its products and services and potential intellectual property infringement. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant. Further, we may not be able to provide the same support service levels to the acquired technology or product that we generally offer with our other products.

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

Our SaaS solutions are hosted by third-party providers of cloud infrastructure services (“Cloud Service Providers”), primarily Amazon Web Services (AWS). We do not have control over the operations or the facilities of Cloud Service Providers that we use and Cloud Service Providers have also in the past experienced and may in the future experience cyberattacks. If any of the services provided by the Cloud Service Providers fail or become unavailable due to extended outages, cyberattacks interruptions or because they are no longer available on commercially reasonable terms or prices, we may be unable to deliver our committed uptime under our service level agreements, our revenues could be reduced, our reputation could be damaged, we could be exposed to legal liability and incur additional expenses, and our ability to manage our finances and our processes for managing sales of our offerings could be interrupted. If we are unable to renew our agreements with our Cloud Service Providers on commercially reasonable terms, or an agreement is prematurely terminated, or we need to add new Cloud Services Providers to increase capacity and uptime, we could experience interruptions, downtime, delays, and additional expenses related to transferring to and providing support for these new platforms. Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solutions will be limited, and our business, financial condition and results of operations will be harmed.

We rely on our channel partners to market, sell, support and implement our solutions. We expect that indirect sales through our channel partners will continue to account for a significant percentage of our revenue. In the year ended December 31, 2021, we generated approximately 74% of our revenues from sales to channel partners, such as distributors, systems integrators, value-added resellers, managed security service providers and marketplaces, and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Further, we cooperate with advisory firms in marketing our solutions and providing implementation services to our customers, in both direct and indirect sales. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solutions.

If our channel partners do not effectively market and sell our solutions or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors or adjacent security solutions, our ability to grow our business will be adversely affected. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of key channel partners, the inability to replace them or the failure to recruit additional channel partners, due to a variety of factors, including introduction of new partner program terms, could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solutions to customers, fails to appropriately implement our solutions or violates applicable laws, and may further result in termination of such partner’s agreement and potentially curb future revenues associated with this channel partner. If we are unable to maintain our relationships with channel partners or otherwise develop and expand our indirect sales channel, or if we are unable to train our channel partners to independently sell, install and support our solutions, or if our channel partners fail to perform, our business, financial condition and results of operations could be adversely affected.

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

A portion of our revenues is generated by sales to U.S. and foreign federal, state and local governmental agency customers, and we may in the future increase sales to government entities. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale, or imposing terms of sale which are less favorable than the prevailing market terms. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, funding reductions, government shutdowns or delays, adversely affecting public sector demand for our products. The foregoing may be intensified due to the effects of COVID-19. Additionally, for purchases by the U.S. government, the government may require certain products to be manufactured, maintained or developed in the United States and other high-cost locations, and we may not manufacture, maintain or develop all products in locations that meet the requirements of the U.S. government. Finally, some government entities require products such as ours to be certified by industry-approved security agencies as a pre-condition of purchasing them. We have initiated the process, and have begun incurring costs, to obtain authorization from the Federal Risk and Authorization Management Program (“FedRAMP”), for certain SaaS products. The grant of such certifications depends on the then-current requirements of the certifying agency and our ability to meet them. We cannot be certain that any certificate will be granted, remain in effect or renewed, or that we would be able to satisfy the technological and other requirements to maintain certifications. The loss of any of our current product certificates, or the failure to obtain new ones, could result in the imposition of various penalties, reputational harm, loss of existing customers, or could deter new and existing customers from purchasing our solutions, additional products or our services, any of which could adversely affect our business, operating results or financial condition.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar. In 2021, the majority of our revenues were denominated in U.S. dollars and the remainder primarily in euros and British pounds sterling. In 2021, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and New Israeli Shekels (NIS) and the remainder primarily in euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, marketing programs, rent and other overhead costs. Since the portion of our expenses generated in NIS and British pounds sterling is greater than our revenues in NIS and British pounds sterling, respectively, any appreciation of the NIS or the British pounds sterling relative to the U.S. dollar could adversely impact our operating income. In addition, since the portion of our revenues generated in euros is greater than our expenses incurred in euros, any depreciation of the euro relative to the U.S. dollar would adversely impact our operating income. We estimate that a 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have decreased or increased, respectively, our operating income by approximately $11.6 million in 2021. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our operating income by approximately $2.3 million in 2021. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have decreased or increased, respectively, our operating income by approximately $0.9 million in 2021. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take hedging measures to reduce the potential adverse impact from the appreciation or the depreciation of our non U.S. dollar-denominated operations, as appropriate. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance primarily in euros and British pounds sterling for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS, U.S. dollars, British pounds sterling and in euros. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. In addition, we have monetary assets and liabilities that are denominated in non-U.S. dollar currencies. For example, starting January 1, 2019, in accordance with a then newly introduced lease accounting standard, we were required to present a significant NIS linked liability related to our operational leases in Israel. As a result, significant exchange rate fluctuations could have a negative effect on our net income. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

If we do not effectively expand, train and retain our sales, customer success and marketing personnel, we may be unable to fully transition to a subscription model, acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force and go-to-market organization to attract new customers and expand sales to existing customers. Our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales, customer success and marketing personnel to support our growth. The number of our sales, customer success and marketing personnel increased from 772 as of December 31, 2020 to 941 as of December 31, 2021. We expect to continue to expand our sales, customer success and marketing personnel significantly and face a number of challenges in achieving our hiring, retention and integration goals (see “—The tight global labor market has created difficulty to attract and retain qualified personnel, has increased wages and compensation, and has increased employee turnover across industries.  If we are unable to hire, retain and motivate qualified personnel, our business will suffer.”). The training and integration of a large number of sales, customer success and marketing personnel in a short time requires the allocation of significant internal resources. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. We may not be able to recruit at our anticipated rate or achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past, which may materially and adversely impact our projected growth rate. In addition, significant turnover in our sales, customer success or marketing organizations, may impact our ability to retain and expand our customers, obtain new customers or deliver on our revenue, profitability or cash flow generation goals.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services that enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that to continue for the foreseeable future. Governments and other customers may require our products to comply with certain privacy, security or other certifications and standards with respect to those solutions utilized by them as a control demonstrating compliance with government regulations and industry standards. We have maintained a SOC 2 certification for multiple products since 2019. Additionally, we have maintained the ISO 27001 annual certification since April 2017. We are in the process of having several of our Privilege Access Management solutions evaluated for the international Common Criteria certification by the Netherlands Scheme for Certification in the Area of IT Security (NSCIB). We have also initiated the process, and have begun incurring costs, to obtain authorization from the Federal Risk and Authorization Management Program (FedRAMP), for certain SaaS products. However, we are unable to guarantee that we will achieve FedRAMP authorization in a timely manner, or at all. If our products are late in achieving or fail to achieve or maintain compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products to such customers, or may otherwise be at a competitive disadvantage, either of which would harm our business, results of operations, and financial condition.

Additionally, industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. If we are unable to adapt our solutions to changing government regulations and industry standards in a timely manner, or if our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses and may be less willing to purchase our products and services. In either case, our sales and financial results would suffer (see also “—The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.”).

We are subject to a number of regulatory and geopolitical risks associated with global sales and operations, which could materially affect our business.

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

Additionally, our global sales and operations are subject to a number of risks, including the following:

o
failure to fully comply with various, global data privacy and data protection laws (see “—The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.”);

o
continuing uncertainty of the long term economic, financial, regulatory, trade, tax and legal implications of the withdrawal of the U.K. from the European Union (“Brexit”). Our U.K. subsidiary is the main entity for sales into Europe. In 2021, the revenues generated by our U.K. subsidiary from the European Union countries (excluding the U.K.) accounted for 23% of our total global revenue. Our London office is also our European headquarters and third largest office globally;

o
fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business (see “—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.”);

o
social, economic and political instability, war, civil disturbance or acts of terrorism, conflicts (including the current conflict between Russia and Ukraine) and security concerns in general, and any wide-spread viruses or epidemics, such as COVID-19;

o	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

o
noncompliance with specific anti-bribery laws, without limitation, the U.S. Foreign Corrupt Practices Act and the U.K Bribery Act of 2010 and the heightened risk of unfair or corrupt business practices in certain geographies, which may include the improper or fraudulent sales arrangements by us or by our channel partners or service providers that may impact financial results and result in restatements of, or irregularities in, financial statements;

o
Certain of our activities and products are subject to U.S., Israeli, and possibly other export and trade control and economic sanctions laws and regulations, which have and may additionally prohibit or restrict our ability to engage in business with certain countries and customers. If the applicable requirements related to export and trade controls change or expand (such as in response to the Russia and Ukraine conflict), if we change the encryption functionality in our products, or if we develop other products or export products from additional jurisdictions, we may need to satisfy additional requirements or obtain specific licenses in order to continue to export our products in the same global scope. Various countries also regulate the import or export of certain encryption products and other technologies and services and have enacted laws that could limit our ability to distribute or implement our products in those countries. In addition, applicable export control and sanctions laws and regulations may impact our ability to sell our products, directly or indirectly, to countries or territories that are the target of comprehensive sanctions, or to prohibited parties;

o
unexpected changes in regulatory practices and foreign legal requirements, including uncertain tax obligations and effective tax rates, which may result in recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, or changes in the valuation of our deferred tax assets and liabilities;

o
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

o	reduced or uncertain protection of intellectual property rights in some countries; and

o	management communication and integration problems resulting from cultural and geographic dispersion.

These and other factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition. Non-compliance could also result in government investigations, fines, damages, or criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation.

Intellectual property claims may increase our costs or require us to cease selling certain products, which could adversely affect our financial condition and results of operations.

The IT security industry is characterized by the existence of a large number of relevant patents and frequent claims and litigations regarding patent and other intellectual property rights. Leading companies in the IT security industry have extensive patent portfolios. From time to time, third parties have asserted, and in the future may assert, their patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property rights pursuant to our agreements with our customers and channel partners. Such indemnification provisions are customary for our industry. We cannot ensure that we will have the resources to defend against all such claims. Successful claims of infringement or misappropriation by a third party against us or a third party that we indemnify, could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, to enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights, and to indemnify our customers and channel partners (and parties associated with them). The failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. Defending against claims of infringement, regardless of their validity, or being deemed to be infringing the intellectual property rights of others could be very expensive and time consuming to defend, harm our reputation and impair our ability to innovate, develop, distribute and sell our current and planned products and services.

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

As of December 31, 2021, we had 113 issued patents in the United States and 50 pending U.S. patent applications. We also had 47 issued patents and 25 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to complete all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not be approved, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. Finally, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our products) to execute written agreements in which they assign to us their rights, if such exist, in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property. We cannot be certain that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims under certain circumstances in relevant jurisdictions. Litigating claims related to the enforcement of intellectual property rights is very expensive and can be burdensome in terms of management time and resources. Any litigation related to intellectual rights or claims against us could result in loss or compromise of our intellectual property rights or could subject us to significant liabilities. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

Our use of open-source software, third-party software and other intellectual property may negatively affect our ability to offer our solutions and expose us to litigation or other risks.

We integrate certain open-source software components from third parties into our software, and we expect to continue to use open-source software in the future. Some open-source software licenses require, among other things, that users who distribute or make available as a service, open-source software with their own software products, add appropriate copyright notices and disclaimers, publicly disclose all or part of the source code of the users’ developed software or make available any derivative works of the open-source code under open-source license terms or at no cost. Our efforts to use the open-source software in a manner consistent with the relevant license terms that would not require us to disclose our proprietary code or license our proprietary software at no cost may not be successful. We may face claims by third parties seeking to enforce the license terms applicable to such open-source software, including by demanding the release of our proprietary source code, or we may face termination of such licenses if the owner of the open-source software asserts we are in breach of its license terms. In addition, if the license terms for the open-source code change or the license is terminated, we may be forced to re-engineer our software or incur additional costs. In addition, open-source software typically comes without warranties or indemnities from the owner, whereas we are expected to offer our customers both. Accordingly, if there were technical problems with open-source software that we used in our products, or if such open-source software infringed third-party intellectual property rights, we could have a warranty obligation or infringement indemnity obligation to our customer without a corresponding warranty or indemnification obligation from the owner of the open-source software.

While we scan the open-source software that we use in our products and patch discovered vulnerabilities, we have no assurance that they will be free from vulnerabilities or malicious code, as demonstrated in the 2021 Apache Log4J vulnerabilities. The use of open-source software in our solutions may expose us, and our customers using our solutions, to additional vulnerabilities and security breaches, which may result in significant adverse impacts to us and our customers (see “—Our reputation and business could be harmed due to real or perceived vulnerabilities in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, resulting in loss of customers, enforcement actions, lawsuits or financial losses.”).

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

From January 2019 through January 2022, our ordinary shares have traded on the Nasdaq Global Select Market (“Nasdaq”) at a price per share between a range of $69.15 and $201.68. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

o	actual or anticipated fluctuations in our results of operations and the results of other similar companies;

o	variance in our financial performance from the expectations of market analysts;

o	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

o	changes in the prices of our products and services or in our pricing models;

o	our involvement in litigation;

o	our sale of ordinary shares or other securities in the future;

o	market conditions in our industry;

o	changes in key personnel;

o	speculation in the press or the investment community;

o	the trading volume of our ordinary shares;

o	changes in the estimation of the future size and growth rate of our markets;

o	any merger and acquisition activities; and

o	general economic and market conditions.

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

As a foreign private issuer whose ordinary shares are listed on Nasdaq, we may follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements and are exempt from a number of requirements under U.S. securities laws. This may result in less protection for, or limit the information available to, our shareholders.

As a foreign private issuer whose ordinary shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain rules of Nasdaq. We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and the requirements relating to distribution of our annual report to shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”), our articles of association provide that the quorum for any meeting of shareholders shall be at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital (as prescribed by Nasdaq’s rules). Further, as permitted by the Companies Law and in accordance with the generally accepted business practice in Israel, we do not distribute our annual report to shareholders but make it available through our public website. We may in the future elect to follow Israeli home country practices with regard to other matters such as director nomination procedures, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to shareholders of domestic issuers. See “Item 16.G. Corporate Governance.”

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

In November 2019, we issued $575.0 million aggregate principal amount of 0.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). The sale of the Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Notes are convertible. The Convertible Notes may be converted, under the conditions and at the premium specified in the Convertible Notes, into cash and our ordinary shares, if any (subject to our right to pay cash in lieu of all or a portion of such shares). If our ordinary shares are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale or potential sale of ordinary shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional downward pressure on our share price.

In addition, in connection with the pricing of the Convertible Notes, we entered into privately negotiated capped call transactions (the “Capped Call Transactions”), with certain of the purchasers of the Convertible Notes. The Capped Call Transactions cover, collectively, the number of our ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The cost of the Capped Call Transactions was approximately $53.6 million. The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes under certain events described in the Capped Call Transactions. We are subject to the risk that one or more of the counterparties to the Capped Call Transactions may default, or otherwise fail to perform, or may exercise certain rights to terminate, their obligations under the Capped Call Transactions. Our exposure will depend on many factors but, generally, our exposure will increase if the market price or the volatility of our common stock increases. Upon a default, a failure to perform or a termination of obligations by a counterparty to the Capped Call Transactions, we may suffer adverse tax consequences or experience more dilution than we currently anticipate with respect to our ordinary shares.

Furthermore, the indenture for the Convertible Notes will prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Convertible Notes. These and other provisions in the indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable.

We currently anticipate that we will be able to rely on and to implement certain clarifications from the Israeli Tax Authorities, with respect to the administration of our Israeli withholding tax obligations in relation to considerations to be paid to the holders of the Convertible Notes upon their future conversion and settlement. Unexpected failure to ultimately obtain such anticipated clarifications from the Israeli Tax Authorities could under certain conditions potentially result in increased Israeli withholding tax gross-up costs and implications.

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

Since a majority of our voting securities are either directly or indirectly owned of record by residents of the United States, we would lose our foreign private issuer status if any of the following were to occur: (i) the majority of our executive officers or directors were U.S. citizens or residents, (ii) more than 50 percent of our assets were located in the United States, or (iii) our business was administered principally in the United States. Similarly, if we were to acquire a U.S. company in the future, it could put us at heighted risk of losing our foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. In addition, we would lose our ability to rely on Nasdaq exemptions from certain corporate governance requirements that are available to foreign private issuers. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.

If we are unable to satisfy the requirements of Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002 or if our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and the completeness of our financial reports and the trading price of our ordinary shares may be negatively affected.

Pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (“the Sarbanes-Oxley Act”), we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, we must include an auditor attestation on our internal control over financial reporting.

Our business transition into a subscription model affected our internal control over financial reporting, and requires us to enhance existing, and implement new, financial reporting and management systems, procedures and controls in order to address new risks raised from our business transition to a subscription model and to manage our business effectively and support our growth in the future. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404(a) or 404(b) in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

Generally, if for any taxable year, after the application of certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), we would be characterized as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes under the Code. Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2021. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “U.S. shareholder” with respect to each controlled foreign corporation (“CFC”), in our group (if any). If our group includes one or more U.S. subsidiaries (as has been the case for 2021), certain of our non-U.S. subsidiaries will be treated as CFCs regardless of whether or not we are treated as a CFC. A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual who is a U.S. shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will be able to assist holders of ordinary shares in determining whether any of our non U.S. subsidiaries is treated as a CFC or whether any holder of ordinary shares should be treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign controlled CFCs. U.S. investors are strongly advised to consult their own tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

There can be no assurance that our effective tax rate will not increase over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (“OECD”) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes will have on our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate, and it is unclear what would be the impact on Preferred Technological Enterprises currently eligible for reduced corporate tax rate of 12%. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact and potentially increase our future effective tax rate.

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

Risks Relating to Our Incorporation and Location in Israel

Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our principal executive offices and research and development facilities are located in Israel and therefore may be influenced by regional instability and extreme security tension. Accordingly, political, economic and security conditions in Israel and the surrounding region could directly affect our business. Any political instability, terrorism, armed conflicts, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Additionally, we may also be targeted by cyber terrorists specifically because we are an Israeli company. Ongoing and revived hostilities or other Israeli political or economic factors, could harm our operations and cause any future sales to decrease.

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

Further, our operations could be disrupted by the obligations of personnel to perform military reserves service. As of December 31, 2021, approximately 32% of our personnel are based in Israel, certain of whom may be called upon to perform military reserve duty, which could materially adversely affect our business and results of operations.

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

We were granted Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). We elected the alternative benefits program, pursuant to which income derived from the Approved Enterprise program is tax-exempt for two years and enjoys a reduced tax rate of 10.0% to 25.0% for up to a total of eight years, subject to an adjustment based on the percentage of foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises under the Investment Law. In March 2013, we notified the Israel Tax Authority that we apply the new tax Preferred Enterprise regime under the Investment Law instead of our Approved Enterprise and Benefited Enterprise. Accordingly, we are eligible for certain tax benefits provided to Preferred Enterprises under the Investment Law. If we do not meet the conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended, for the Preferred Enterprise, any of the associated tax benefits may be canceled, and we would be required to repay the amount of such benefits, in whole or in part, including interest and CPI linkage (or other monetary penalties). Starting from 2017, we were recognized as eligible for the Technological Preferred Enterprise regime, a sub-category of the Preferred Enterprise regime, which grants enhanced tax benefits to enterprises with significant research and development activities. In the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates which would harm our financial condition and results of operation. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion under future Israeli tax benefit regimes. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Law for the Encouragement of Capital Investments, 5719-1959.”

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

We are incorporated in Israel, the majority of our directors and executive officers, and the Israeli auditors listed in this annual report reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for our shareholders to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of the procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, our shareholders may not be able to collect any damages awarded by either a U.S. or foreign court.

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

Our History

CyberArk Software Ltd. was founded in 1999 with the vision of protecting high-value business data and pioneering our Digital Vault technology. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provided a secure platform for our customers’ employees to share sensitive files. We began with our early vaulting technology, which has enabled us to evolve into a company that provides a comprehensive solution to secure identities anchored on Privileged Access Management. In 2005, we introduced our Privileged Access Management Solution, upon which we built our leadership position in the Privileged Access Management market, providing a layer of security that protects high level and high value access across an organization. In September 2014, we listed our ordinary shares on the Nasdaq Stock Market LLC (Nasdaq). In addition to investing in organic research and development, in 2015 we began to execute a merger and acquisition strategy and acquired Viewfinity, Inc., a provider of Windows least privilege management and application control software, as well as Cybertinel Ltd., a cybersecurity company specializing in cyber threat detection technology. In May 2017, we acquired Conjur Inc., a provider of DevOps security software. In May 2020 we acquired IDaptive Holdings, Inc., an Identity as a Service (IDaaS) provider. Based on our organic investment in research and development to drive new product releases and innovation, coupled with the incremental acquisitions of selected technologies and the execution of our go-to-market strategy, today CyberArk is a global leader in Identity Security, centered on Privileged Access Management. We secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud.

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

Principal Capital Expenditures

Our cash capital expenditures for fiscal years 2019, 2020 and 2021 amounted to $7.0 million, $7.2 million, and $8.9 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space, purchases of furniture, computers and related equipment and internal use software capitalization. We anticipate our capital expenditures in fiscal year 2022 to be less than 3% of revenues. We anticipate our capital expenditures in 2022 will be financed with cash on hand and cash provided by operating activities.

B.	Business Overview

We are a global leader in Identity Security, centered on Privileged Access Management (PAM), with a focus on protecting organizations against identity-oriented cyber threats. We secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. Our vision is to deliver an Identity Security Platform that contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials, and thoroughly audits the entire cycle.

As the market leader in Privileged Access Management, we are uniquely positioned to deliver on Identity Security because our core competency is securing the “keys to the kingdom.” These “keys to the kingdom” provide complete control of access to sensitive infrastructure and applications; in the hands of malicious insiders or external attackers, the consequences to businesses can be devastating. With the rapid rise in mobile workers, hybrid and multi-cloud adoption, and digitalization of the enterprise, physical and network security barriers are less relevant for securing data and assets than ever before. Compromised identities and their associated privileges now represent the fastest attack path to an organization’s most valuable assets. As a result, identity controls are now becoming the new security perimeter and are foundational to organizations rolling out Zero Trust strategies. Our approach is unique as CyberArk recognizes that every identity can become privileged under certain conditions, and we offer the broadest range of security controls to reduce that risk while delivering a high-quality experience to the end user. This includes securing workforce, partner, and customer identities by replacing complex, patchworked, and siloed legacy access and privileged access management solutions to improve security and operational efficiencies.

During 2021, we continued to add new customers and cross sell to existing customers directly and through channels. As of December 31, 2021, we had approximately 7,500 customers, including more than 55% of Fortune 500 companies and more than 35% of Global 2000 companies. We define a customer to include a distinct entity, division, or business unit of a company. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology, and telecommunications, as well as federal and local government agencies in multiple countries. We sell our solutions through a high-touch hybrid model that includes direct sales, channel sales, managed security service providers, as well as advisory firm partners.

In 2021, we began to actively shift to a subscription business model where we plan to primarily sell SaaS and self-hosted subscriptions. Today, the majority of our new license sales are from subscriptions, and we expect perpetual licenses to continue to decline as a percent of license sales.

Our Growth Strategy

The key elements of our long-term growth strategy include

•
Strengthening our Identity Security leadership position by delivering ongoing innovation. We intend to extend our leadership position by enhancing our existing products and services, introducing new functionality and developing new solutions to address new use cases. Our strategy includes both internal development and an active mergers and acquisition program where we acquire or invest in complementary businesses or technologies.

•
Extending our global go-to-market reach. We sell our solutions through a high-touch hybrid model that includes direct and indirect sales. We plan to expand our sales reach by adding new direct sales capacity, expanding our indirect channels by deepening our relationships with existing partners and by adding new value-added resellers, system integrators, managed security service providers and C3 Alliance partners. We are also expanding our routes to market to include cloud provider marketplaces.

•
Growing our customer base.  The global threat landscape, digitalization of the enterprise, cloud migration and the broad security skills shortage are contributing to the need for Identity Security solutions. We believe that every organization, regardless of size or vertical, needs Identity Security and we plan to pursue business with new customers in the enterprise and mid-market, or commercial, segments of the market.

•
Expanding our relationships with existing customers. As of December 31, 2021, we had approximately 7,500 customers. We have worked hard to develop strong relationships with our customers, and our strategy includes our Customer Success team expanding these relationships by growing the number of users who access our solutions and cross-selling additional products and services.

•
Driving strong adoption of our solutions and retaining our customer base. An important part of our overall strategy, particularly for our SaaS and self-hosted subscription customers, is delivering fast time to value from our solutions. We plan to deliver high levels of customer service and support and continue to invest in our Customer Success team to help ensure that our customers are up and running quickly and derive benefit from our software, which we believe will result in higher customer retention rates.

•
Attracting, developing and retaining a diverse and inclusive employee base. A key pillar of our growth strategy is attracting, developing and retaining our employees.  Our people are one of our most valuable assets, and our culture is a key business differentiator for CyberArk. We value diversity and inclusion which allows for the exchange of ideas, creates a strong community and helps ensure our employees are valued and respected.

Industry Background

The growth of our market has several drivers based on multi-year trends, making securing the identities and their associated privileges a main focus of product investment.

Digital Transformation and Shift Left: The digitalization of business creates a larger digital landscape full of opportunities for improved engagement with customers, vendors and employees, but also greater exposure to cyber threats. New digital technologies require expanded privileged access for both humans and machines that must be properly secured. Hybrid and multi-cloud adoption drive the need for centralized solutions that help secure access of all types enterprise-wide. This trend has greatly accelerated because of the COVID-19 pandemic forcing large portions of the workforce to work remotely and a much larger portion of businesses to offer online options to stay viable.

Cloud Migration and SaaS Applications: Broad acceptance and adoption of hybrid and cloud-based infrastructure, the level of speed and automation across IT environments, and an increasing reliance on SaaS applications, are having a significant impact on how organizations approach security. Until a few years ago, organizations would typically prioritize protection of their most critical systems and data, with a particular focus on protecting privileged access. “Privileged users” were understood at the time to be mostly IT administrators accessing shared administrative accounts in systems and applications, whereas in today’s cloud and SaaS environment, every identity can become privileged under certain conditions.

Any of the identities operating in a modern environment (such as employees, partners, IT Admins, DevOps team members and developers, applications or robots, vendors, or customers) might have some level of privilege that, if improperly secured, can provide an attack path into an organization’s most valuable assets. This trend is coupled with the rapid expansion and adoption of hybrid and cloud infrastructure, applications and application programming interfaces (APIs), mobile and remote workers, and use of third parties such as vendors. We now live in a world where the number, types, and interrelationships of identities have exploded, creating new dimensions to the threat landscape.

In addition, the underlying environments are highly dynamic with much more ephemeral infrastructure where compute capacity is easily scaled up or scaled down.  The rates of change in these modern environments are exponentially faster, and this requires organizations to implement more automation into their identity security controls for both traditional and cloud native applications built using DevOps methodologies.

Zero Trust Security: A conventional security approach that relies on perimeter-based security is relatively less effective and applicable in a modern environment, as organizations adopt cloud and SaaS applications and as more of the workforce continues to work remotely. In parallel, it has become increasingly difficult to keep attackers out of an organization’s network altogether. The expansion of the attack surface and prevalence of threats has led to a growing application of a Zero Trust approach to security.

While traditional, perimeter-based security relies on a strategy of trying to separate legitimate users from threat actors and assumes that systems and traffic within the corporate networks and datacenters can be trusted, Zero Trust assumes that the threat actors have already established a network presence and have access to an organization’s applications and systems. In a Zero Trust security model, organizations aim to have every identity authenticated and authorized before granting it access and to do so on a continuous basis.

Zero Trust is not a single technology, but an approach that ensures every user’s identity is verified, their device is validated, and their access is intelligently limited to just what they need – and taken away when they no longer need it. CyberArk’s Identity Security solutions deliver a set of technologies that are foundational to adopting a Zero Trust approach.

Skills Gap: The skills gap in cyber security creates meaningful challenges, not only for Chief Security Officers (CISOs), but also for implementing mission critical strategic initiatives. As cloud adoption accelerates the speed of business, companies are relying more heavily on applications, technology and automation to compete. CISOs are evaluating staffing requirements for adding new security tools and implementing new projects and business initiatives. To address the staffing shortage and skills gap, organizations are looking at opportunities to consolidate vendors and increase the implementation of automation to free up security and IT teams to focus on more value-added initiatives.

Governance and Compliance: Industry regulations such as Sarbanes Oxley (SOX), Payment Card Industry Data Security Standard (PCI), SWIFT Customer Security Controls Framework, Health Insurance Portability and Accountability Act (HIPAA), General Data Protection Regulation (GDPR), and security frameworks such as National Institute of Standards (NIST) and the Center for Internet Security (CIS) all have stringent requirements to uphold strong Identity Security controls to maintain data privacy and sovereignty. Interest in CyberArk’s Identity Security solutions is also being fueled by customers who are purchasing cyber insurance policies and need to provide proof of implementation of proper Identity Security controls to obtain insurance coverage and lower their premiums.

Our Solutions

Our Identity Security Platform provides a complete and flexible set of Identity Security capabilities across three main solution areas: Privilege, Access, and DevSecOps.

Privilege

CyberArk’s Privileged Access Management solutions can be used to secure, manage, and monitor privileged access. Privileged accounts can be found on endpoints, in applications, and from hybrid to multi-cloud environments.

•
Privileged Access Manager. CyberArk Privileged Access Manager includes risk-based credential security and session management to protect against attacks involving privileged access. CyberArk’s self-hosted Privileged Access Manager solution (formerly known as Core PAS) can be deployed in a self-hosted data center or in a hybrid cloud or a public cloud environment, either as a perpetual license or as a subscription. CyberArk’s Privileged Access Manager is also provided as a SaaS solution through CyberArk Privilege Cloud.

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

•
Endpoint Privilege Manager. CyberArk Endpoint Privilege Manager is a SaaS solution that secures privileges on the endpoint (Windows servers, Windows desktops and Mac desktops) and helps contain attacks early in their lifecycle. It enables revocation of local administrator rights, while minimizing impact on user productivity, by seamlessly elevating privileges for authorized applications or tasks. Application control, with automatic policy creation, allows organizations to prevent malicious applications from executing, and runs unknown applications in a restricted mode. This, combined with credential theft protection, helps prevent malware such as ransomware from gaining a foothold and contains attacks on the endpoint.

•
Cloud Entitlements Manager. CyberArk Cloud Entitlements Manager is a SaaS solution that reduces risks that arise from excessive privileges by implementing Least Privilege across cloud environments. From a centralized dashboard, Cloud Entitlements Manager provides visibility and control of permissions across an organization’s cloud landscape. Within this single display, Cloud Entitlements Manager offers automatically deployable remediations based on the principle of Least Privilege, to help organizations strategically remove excessive permissions without disrupting cloud operations.

Access

We deliver robust Identity and Access Management as a Service (IDaaS) which provides a comprehensive Artificial Intelligence (AI)-based and security-first approach to managing identities that is both adaptive and context-aware. CyberArk Identity includes capabilities to secure both workforce and customer identities.

Workforce Identity offers:

•	Adaptive Multi-factor Authentication (MFA). Adaptive MFA enables an enterprise to enforce risk-aware and strong identity assurance controls within the organization.

•
Single Sign-On (SSO). SSO is the ability to use a single secure identity to access all applications and resources within an organization. CyberArk Identity enables SSO for all types of users (workforce, partners, and consumers) to all types of workstations, systems, VPNs, and applications both in the cloud and on-premises.

•
Secure Web Sessions. Secure Web Sessions records, audits and protects end-user activity within designated web applications. The solution uses a browser extension on an end-user’s endpoint to monitor and segregate web apps that are accessed through SSO and deemed sensitive by business application owners, enterprise IT and security administrators.

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

•
Directory Services. Allows customers to use identity where they control it. In other words, we do not force our customers to synchronize their on-premises Active Directory implementation with our cloud. Our cloud architecture can work seamlessly with any existing directory, such as Active Directory, LDAP-based directories, and other federated directories. CyberArk Identity also provides its own highly scalable and flexible directory for customers who choose to use it.

Customer Identity offers authentication and authorization services, MFA, directory, and user management to enable organizations to provide customers and partners with easy and secure access to websites and applications.

In alignment with our Identity Security strategy, we sell packaged offerings that align with the requirements of workforce users, privileged users, and external vendors. The workforce user offering includes credential vaulting and sharing, Adaptive MFA, and SSO. The privileged users offering includes full credential management, session management, and Remote Access. The external vendor offering aligns to the capabilities detailed above for Vendor Privileged Access Manager.

DevSecOps

Our capabilities in the area of DevSecOps are focused on securing secrets used by machine identities such as applications, scripts, containers, DevOps tools, and third-party security solutions. Secrets Manager enables organizations to avoid the need to store secrets within applications and instead allows them to easily and securely access the required credentials from the CyberArk Vault. Secrets Manager supports traditional applications with its Credential Providers and dynamic applications with Conjur.

•
Secrets Manager Credential Providers. Credential Providers can be used to provide and manage the credentials used by third-party solutions such as security tools, RPA, and IT management software, and also supports internally developed applications built on traditional monolithic application architectures. Credential Providers works with CyberArk’s on-premises and SaaS based solutions.

•
Secrets Manager Conjur. For cloud-native applications built using DevOps methodologies, Conjur Enterprise provides a secrets management solution tailored specifically to the unique requirements of these environments. We also provide an open-source version to better meet the needs of the developer community.

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

Privileged Session Recording and Controls. Our innovative privileged session recording and control mechanisms provide the ability to isolate an organization’s IT systems from end-user desktops, while monitoring and auditing privileged session activities. The architecture blocks direct communication between an end-user’s desktop and a target system, thus preventing potential malware on the desktop from infiltrating the target system. This architecture further ensures that privileged credentials will remain protected and will not be exposed to the end-user or reach the desktop. CyberArk session monitoring solutions support native connectivity, whether from browser, native RDP or SSH tools, and via the CLI (Command Line Interface). Risk scoring can be applied to each recorded session, automating the review of all privileged sessions and enabling auditors to prioritize and deprioritize workloads based on risk.

Secure Remote Access. The cloud-based, multifactor authentication provided with Remote Access leverages the biometric capabilities from smartphones which in turn allows authorized remote vendors simple just-in-time secure privileged access. Once authenticated, all privileged sessions are automatically recorded for full audit and monitored in real-time.

Strong Application Authentication and Credential Management. The Secrets Manager (formerly Application Access Manager) architecture allows an organization to eliminate hard-coded application credentials, such as passwords and encryption keys, from applications and scripts. Our secure, proprietary technology permits authentication of an application during run-time, based on any combination of the application’s signature, executable path or IP address, and operating system user. Following application authentication, the authenticated application uses a secure application programming interface (“API”), to request privileged account credentials during run-time and, based on the application permissions in Privileged Access Manager, up-to-date credentials are provided to the application.

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

Single Sign-on. Our Single Sign-on (SSO) solution facilitates the secure access to many different applications, systems, and resources while only requiring a single authentication. Our SSO solution offers a modern identity provider supporting popular SSO protocols to any system or app that supports SAML, WS-Fed, OIDC and OAuth2 as well as an extensive application catalog with out-of-the-box integration for thousands of applications.

Our Customers

As of December 31, 2021, we had approximately 7,500 customers, including more than 55% of Fortune 500 companies and more than 35% of Global 2000 companies. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology and telecommunications, as well as government agencies.

Our business is not dependent on any particular customer. No customer or channel partner accounted for more than 10% of our revenues in the last three years. Our diverse global footprint is evidenced by the fact that in 2021, we generated 50.5% of our revenues from customers in the United States, 32.5% from the EMEA region and 17.0% from the rest of the world, including countries in North and South America other than the United States and countries in the Asia Pacific and Japan region.

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

In 2021, our marketing investments and campaigns continued to address our customers’ and prospects’ “new normal” of remote work and online engagement versus in-person trade shows, regional events, and in-person meetings. For example, in July 2021 we held our 15th annual Impact User Conference entirely online. Additional adjustments included replacing in-person regional events with regional online experiences, as well as increased investment and focus on digital marketing channels. We believe that just as parts of the new normal for our customers and prospects will be permanent, our investments, experience, and focus on online events and digital marketing will become a permanent focus of our marketing mix going forward.

Sales

We believe that our hybrid sales model, which combines the leverage of high-touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business, the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, consisting of the Americas, EMEA and Asia Pacific and Japan regions. As of December 31, 2021, our global network of channel partners consisted of more than 450 resellers, distributors, and managed service providers. Our channel partners generally complement our sales efforts by helping identify potential sales targets, maintaining relationships with certain customers and introducing new products to existing customers and offering post-sale professional services and technical support. In 2021 we generated approximately 26% of our revenues from direct sales from our field offices located throughout the world. Approximately 36% of our sales in the United States are direct while most of our sales in the rest of the world, including the EMEA and Asia Pacific and Japan regions, are through channel partners. We work with many global systems integration partners and several leading regional security value added resellers, such as Optiv Security Inc., Merlin International, Computacenter United States Inc., Netpoleon, SHI, M.Tech and GuidePoint Security. These companies were each among our top 15 channel partners in 2020 and 2021 by revenues and we have derived a meaningful amount of revenues from sales to each of them during the last two years. Further, we work with advisory firms such as Deloitte and KPMG in marketing our solutions and providing implementation services to our customers. We also have a joint business relationship contract with PricewaterhouseCoopers LLP in which we may engage in co-marketing and associated co-delivery of solutions and implementation services.

Through CyberArk’s C3 Alliance, our global technology partner program, we bring together enterprise software, IT, Security, and cloud providers to build on the power of Identity Security to better protect customers from cyber threats. Our CyberArk Marketplace provides a trusted platform for customers to easily find and deploy integrations from the C3 Alliance, partners, and community members.

Our sales cycle varies by size of the customer, the number of products purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to several months for large deployments. We also typically experience seasonality in our sales, particularly demonstrated by increased sales in the last month of a quarter and the last quarter of the year. To support our broadly dispersed global channel partners and customer base, as of December 31, 2021, we had sales personnel in 39 countries. We plan to continue investing in our sales organization to support both the growth of our channel partners and our direct sales organization.

Professional and Support Services

Maintenance and Support

Our maintenance and support program provides all customers who purchase maintenance and support in conjunction with their perpetual licenses, and customers who purchase self-hosted and SaaS subscriptions, the right to software bug repairs, the latest software enhancements, and updates on an if-and-when available basis during the maintenance period or subscription term, and access to our technical support services. Customers who purchase maintenance and support in conjunction with their initial perpetual license purchase typically buy for one year or three years, and can subsequently continue to renew maintenance and support for additional one- or three-year periods. These two alternative maintenance and support periods are common in the software industry. Customers typically pay for each alternative in full at the beginning of their terms but in select situations can opt for annual payments.

Our technical support services are provided to perpetual and subscription customers via our online support center, which enables customers to submit new support queries and monitor the status of open and past queries. Our online support system also provides customers with access to our CyberArk Knowledge Base, an online user-driven information repository that provides customers the ability to address their own queries. Additionally, we offer email and telephone support during business hours to customers that purchase a standard support package and 24/7 availability to customers that purchase our 24/7 support or subscription package.

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

Professional Services

Our products are designed to allow for online trials, or to allow customers to download, install and deploy them on their own or with training and professional assistance. Our solutions are highly configurable, and many customers will select either one of our many trained channel partners or our CyberArk Security Services team to provide expert professional services. Our Security Services team can be contracted to assist customers in planning, installing, and configuring our solution to meet the needs of their security and IT environment, and provide technical account management services. Our Security Services team provides ongoing consulting services regarding best practices for achieving Identity Security, and recommended ways to implement our solutions to meet specific customer requirements. Additionally, they share best practices associated with Identity Security to educate customers and partners on such best practices through virtual classroom, live face-to-face, or self-paced classes. We also have Red Team services which specialize in adversary simulations to test customers’ and prospects’ cloud and hybrid environments, DevOps pipelines and processes to help make their environment more secure.

In 2021, we introduced new professional services solutions aimed at delivering faster time to value and helping customers streamline the deployment of certain CyberArk SaaS products, while providing a resource to help to implement a phased approach to a Privileged Access Management program, from planning, to pilot, to production.

We began to deliver the Blueprint for Privileged Access Management in 2020 and further broadened the Blueprint to Identity Security in 2021. The most comprehensive program of its kind, CyberArk Blueprint is designed to help customers take a future-proof, phased and measurable approach to reducing Identity Security risks. Based on the experience of the CyberArk Labs and Red Team (CyberArk teams involved in cyber security research) and incident response engagements, nearly every targeted attack follows a similar pattern of identity and privileged credential compromise. These patterns influenced CyberArk Blueprint’s three guiding principles, which are foundational to the program: prevent credential theft; stop lateral and vertical movement; and limit privilege escalation and abuse. The CyberArk Blueprint uses a simple, prescriptive approach based on these guiding principles to reduce risk across five stages of Identity Security maturity. Customers benefit from being able to prioritize quick wins, progressively address advanced Identity Security use cases, and align security controls to digital transformation efforts across hybrid environments.

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and continuing to enhance existing products and services, as well as developing new products, platforms, features and functionality to meet market needs. We believe the timely development of new products and capabilities is essential to maintaining our competitive position. We regularly release new versions of our software which incorporate new features and enhancements to existing features. We also maintain a dedicated CyberArk Labs team that researches reported cyber-attacks, the attackers’ techniques and post-exploit methods that lead to new security development initiatives for our products and provides thought-leadership on new product capabilities and targeted attack mitigation.

As of December 31, 2021, we had 643 employees focused on research and development. We conduct our research and development activities primarily in Israel, as well as other locations such as the United States and India. We believe this provides us with access to world class engineering talent. Our research and development expenses were $72.5 million, $95.4 million, and $142.1 million in 2019, 2020, and 2021 respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property.

As of December 31, 2021, we had 113 issued patents in the United States, and 50 pending U.S. patent applications. We also had 47 issued patents and 25 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The inventions for which we have sought patent protection relate to current and future elements of our products and technology. The following list of products identifies some of those with patent-protected features, but other products may also be protected by one or more patents: Privileged Access Security (PAS) solutions, including Privileged Access Manager, Vendor Privileged Access Manager, Privileged Session Manager (PSM), Enterprise Password Vault (EPV), Privilege Cloud, CyberArk DNA (Discovery and Audit), Privileged Threat Analytics (PTA), Endpoint Privilege Manager (EPM), Sensitive Information Management (SIM) and Cloud Entitlements Manager; Secret Managements Solutions, including Conjur Secrets Manager Enterprise, Conjur Secrets Manager Open Source, Credential Providers, Secretless and Secretless Broker; and Access Management Solutions, including CyberArk Workforce Identity and CyberArk Customer Identity.

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

Our current competitors in the Privileged Access Management market include BeyondTrust Corporation, One Identity LLC, and Delinea Inc. (formerly ThycoticCentrify), as well as companies that offer identity security and DevOps solutions, such as Okta Inc., Microsoft Corporation and HashiCorp, Inc. In addition, we may face competition due to changes in the manner that organizations utilize IT assets and the security solutions applied to them, such as the provision of Privileged Access Management functionalities as part of public cloud providers’ infrastructure offerings, or cloud-based identity management solutions.  IT security spending is spread across a wide variety of solutions and strategies, including, for example, endpoint, network and cloud security, vulnerability management and identity and access management. Organizations continually evaluate their security priorities and investments and may allocate their IT security budgets to other solutions and strategies and may not adopt or expand use of our solutions. Accordingly, we may also compete for budgetary reasons, to a certain extent, with additional vendors that offer threat protection solutions in adjacent or complementary markets to ours, such as Palo Alto Networks or CrowdStrike Holdings, Inc.

The principal competitive factors in our market include:

o	the breadth and completeness of a security solution;

o	reliability and effectiveness in protecting, detecting and responding to cyber-attacks;

o	analytics and accountability at an individual user level;

o	ability of customers to achieve and maintain compliance with compliance standards and audit requirements;

o	strength of sale and marketing efforts, including advisory firms and channel partner relationships;

o	global reach and customer base;

o	scalability and ease of integration with an organization’s existing IT infrastructure and security investments;

o	brand awareness and reputation;

o	innovation and thought leadership;

o	quality of customer support and professional services;

o	speed at which a solution can be deployed and implemented; and

o	price of a solution and cost of maintenance and professional services.

We believe we compete favorably with our competitors based on these factors. However, some of our current competitors may enjoy one or some combination of potential competitive advantages, such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical, and operational capabilities.

Properties

Our corporate headquarters are in Petach Tikva, Israel in an office consisting of approximately 139,100 square feet to which we moved in September 2017. The current lease expires in September 2027 with an extension option for one successive 24-month period. Our U.S. headquarters are in Newton, Massachusetts in an office consisting of approximately 32,463 square feet. The lease expires in June 2026 with an extension option for the entire premises through 2034. We maintain additional offices in other locations, including in the U.K., Singapore, France, Germany, Australia, Japan and the Netherlands. We believe that our facilities are sufficient to meet our current needs and that if we require additional space to accommodate our growth, we will be able to obtain additional facilities on commercially reasonable terms.

Internal Cybersecurity

As we offer Identity Security solutions and services, we are sensitive to potential cyber-attacks that may result in unauthorized access to our information, and potentially that of our customers. We are also aware that, being an Israeli company, we may be targeted by cyber terrorists and nation-state actors. Any actual or perceived breach of our networks, systems or data may have an adverse impact on the market perception of our solutions and services and may expose us to potential liability.

For more information regarding the risks involved with cybersecurity, see “Item 3.D. Risk Factors— Our reputation and business could be harmed due to real or perceived vulnerabilities in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, resulting in loss of customers, enforcement actions, lawsuits or financial losses” and “—If our internal IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.”

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

We have also made significant investments in technical and organizational measures to establish and manage compliance with laws and regulations governing our activities regarding protected data (such as GDPR), which enhance our data protection and cybersecurity. Furthermore, we monitor cybersecurity risks, certifications or assessments at our third-party cloud infrastructure providers and other IT service providers and reevaluate those contractual relationships as appropriate.

The audit committee of our board periodically reviews our cybersecurity risks and controls with senior management, keeping our board informed of key issues.

Government Regulations

For information regarding the material effects of government regulations, see “—Industry Background” above, “Item 3.D. Risk Factors— The dynamic regulatory environment around privacy and data protection, may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements which could harm our operating results and adversely affect our business,” “—We are subject to a number of regulatory and geopolitical risks, associated with global sales and operations, which could materially affect our business,” and “The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes,” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Israeli Tax Considerations and Government Programs.”

Legal Proceedings

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.	Organizational Structure

The legal name of our Company is CyberArk Software Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries all of which are 100% owned directly or indirectly by CyberArk Software Ltd.:

Name of Subsidiary	Place of Incorporation
CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) PTE. LTD.	Singapore
CyberArk Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd. CyberArk Software (Japan) K.K. CyberArk Software Canada Inc. CyberArk USA Engineering, GP, LLC	Australia Japan Canada Delaware, United States
CyberArk Software (Spain), S.L.	Spain
CyberArk Software (India) Private Limited	India

D.	Property, Plant and Equipment

See “Item 4.B.—Business Overview—Properties” for a discussion of property, plant and equipment, as applicable.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes contained elsewhere in this annual report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3.D. Risk Factors” of this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Company Overview

CyberArk is a global leader in Identity Security, centered on Privileged Access Management (PAM) with a focus on protecting enterprises against identity-oriented cyber threats. We secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. CyberArk’s vision is to deliver an Identity Security Platform that contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials, and thoroughly audits the entire cycle – giving organizations peace of mind to drive their businesses fearlessly forward.

With CyberArk’s Identity Security Platform, organizations can reduce risk and secure their digital business.  As the market leader in Privileged Access Management, we are uniquely positioned to deliver on Identity Security because our core competency is securing the “keys to the kingdom.” These “keys to the kingdom” provide complete control of access to sensitive infrastructure and applications; in the hands of malicious insiders or external attackers, the consequences to businesses can be devastating.

Securing these human and machine identities is now more important than ever. With the rapid rise in mobile workers, hybrid and multi-cloud adoption, and digitalization of the enterprise, physical and network security barriers are less relevant at securing data and assets than ever before. Compromised identities and their associated privileges represent an attack path to an organization’s most valuable assets. We believe that identity has become the new security perimeter and is at the foundation of Zero Trust security models. Our approach is unique since CyberArk recognizes that every identity can become privileged under certain conditions, and we offer the broadest range of security controls to reduce risk while delivering a high-quality experience to the end user. This includes securing workforce, partner, and customer identities by replacing complex, patchworked, and siloed legacy access management solutions to improve security and operational efficiencies.

Prior to 2020, we primarily derived our revenues by licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services. In 2021, we began to actively transition our business to a subscription model by shifting our sales from perpetual licenses to recurring subscriptions. Our subscriptions include self-hosted and SaaS subscriptions of our software solutions. While we transition our business to a subscription model that generates recurring revenues which are recognized ratably, we believe that annual recurring revenue (ARR), subscription portion of ARR, subscription revenues, recurring revenues and total deferred revenue are indicators of the overall health of the business. For the full year 2021, we increased our ARR by 44% to $393 million as of December 31, 2021. The majority of the growth in ARR was driven by an increase in our self-hosted and SaaS subscriptions revenues.  Our subscription revenues increased by 138.6% to $134.6 million in 2021 and recurring revenues increased by 41.0% to $348.7 million in 2021.

We plan to continue to invest in research and development in order to continue to develop technology to protect modern enterprises from Identity Security risk from hybrid to cloud-native environments. During the years ended December 31, 2019, 2020 and 2021, our revenues were $433.9 million, $464.4 million and $502.9 million, respectively, representing year-over-year growth of 7.0% and 8.3% in 2020 and 2021, respectively. Our net income (loss) for the years ended December 31, 2019, 2020 and 2021 was $63.1 million, $(5.8) million and $(83.9) million, respectively.

We have also increased our number of employees and subcontractors from 1,689 as of December 31, 2020 to 2,140 as of December 31, 2021. We intend to continue to execute on our strategy of growing our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies, and products. We intend to continue to invest in the development of our sales and marketing teams, with a particular focus on expanding our channel partnerships, targeting new customers, expanding our relationships with existing customers, creating technology partnerships and further building out our customer success operations for existing customers.

Key Performance Indicators and Recent Business Developments

In 2020, we experienced a shift in customer preferences toward recurring subscriptions for our software solutions. In early 2021, we began to actively transition our business to a subscription model by incentivizing our team to shift our sales from perpetual licenses to recurring subscriptions, including SaaS and self-hosted subscriptions. Revenue recognition for our subscription offerings is ratable compared to sales of perpetual licenses, which results in the entire perpetual license portion recognized as revenue upfront and only revenue from the related maintenance contract recognized ratably. As a result of our business model transition, our revenues, operating income (loss) and net income (loss) continue to be adversely impacted by the increase in ratable revenue recognition while actual and planned operating expenses continue to increase to support our growth and scaling of our business. We also expect maintenance revenues associated with perpetual license contracts to be flat or begin to decline in the near term. Over the medium term we expect maintenance revenues associated with perpetual license contracts to decline annually as we continue our transition to a subscription model and our sales of new perpetual licenses become less significant. In addition, the shift toward a recurring revenue business is resulting in an increase in single year payment terms for our customer contracts, which is customary in a subscription business model, in contrast to upfront payments for multi-year maintenance contracts and upfront payments for perpetual licenses we experienced in the perpetual license model. These dynamics will have an adverse impact on our net cash provided by operating activities in the near term. Over the long term, we expect the transition to a subscription model to result in higher visibility, stronger durability of our business and the return to profitability and strong cash flow. The subscription business model transition is also directly aligned with the broad market trends related to digital transformation and cloud migration as well as our Identity Security strategy.

As we move forward with the transition, we are focusing on the following metrics to evaluate the health of our business:

	Year ended December 31,
	2019	2020	2021
	($ in millions)
Total ARR (as of period-end)	$192	$274	$393

Subscription Portion of Annual Recurring Revenue (as of period-end)	$19	$74	$183

Recurring revenues	$176	$247	$349

Deferred revenue (as of period-end)	$190	$243	$317

ARR. Annual Recurring Revenue (ARR) is a performance indicator that provides more visibility into the growth of our recurring business. ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and maintenance contracts in effect at the end of the reported period. ARR should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. ARR provides management with more visibility into our revenue stream for the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment.

Subscription Portion of Annual Recurring Revenue. Subscription portion of ARR is a performance indicator that provides more visibility into the area of the business that will drive the long term growth of our recurring business. Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses. Subscription portion of ARR should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. Subscription portion of ARR provides management with more visibility into our revenue stream for the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment.

Recurring Revenue.  Recurring revenue refers to the portion of our total revenue that includes our SaaS subscriptions, self-hosted subscriptions and recurring maintenance revenues related to our perpetual license contracts. Management monitors the growth of our recurring revenue as we move through the transition to evaluate the pace of our transition to a recurring revenue model and the health of our business. Recurring revenue also provides enhanced visibility and predictability of future revenues.

Total Deferred Revenue. Our total deferred revenue consist of maintenance and support and professional services that have been invoiced and collected but that have not yet been recognized as revenues because they do not meet the applicable criteria, and of self-hosted and SaaS subscription contracts, where there are unconditional rights for a consideration, that have been invoiced but have not yet been recognized. In 2021, an increasing percentage of our total deferred revenue and the substantial portion of our total deferred revenue growth was related to SaaS contracts that have not been recognized.  Management monitors our total deferred revenue because it represents a significant portion of revenues to be recognized in future periods. The material factors driving changes in our license revenues are discussed under “—Comparison of Period to Period Results of Operations.”

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2019, including a year-to-year comparison between 2020 and 2019, refer to Item 5. “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 11, 2021.

Components of Statements of Operations

Revenues

Our revenues consist of the following:

o          Subscription Revenues. Subscription revenues include SaaS and self-hosted subscription revenues, as well as maintenance and support services associated with self-hosted subscriptions. Subscription revenues are generated primarily from sales of our Privileged Access Manager, Endpoint Privilege Manager, Secrets Manager, Vendor Privileged Access Manager and Workforce Identity solutions. We are seeing an increasing percentage of our business coming from our SaaS solutions, which have ratable revenue recognition, increasing our total deferred revenue that will be recognized over time. We expect revenues from SaaS and self-hosted subscriptions to become a larger percentage of our total revenues. Privileged Access Manager and Workforce Identity are both licensed per user. Endpoint Privilege Manager is licensed by target system (workstations and servers). Secrets Manager has two different licensing approaches based on the types of applications being secured. The first is licensed by agent for mission-critical and static applications and the second is licensed by site/region for more dynamic cloud native applications and DevOps pipelines.

o          Perpetual License Revenues. Perpetual license revenues are generated primarily from sales of our Privileged Access Manager and Secrets Manager. We are seeing a decreasing percentage of our business coming from perpetual licenses, which have upfront revenue recognition. We expect revenues from perpetual licenses to continue to decrease due to our transition to a subscription model.

 o          Maintenance and Professional Services Revenues. Maintenance revenues are generated from maintenance and support contracts purchased by our customers who purchase perpetual licenses in order to gain access to the latest software enhancements and updates on an if-and-when available basis and to telephone and email technical support. With the continued decline of new perpetual licenses and related new maintenance contracts, we are not expecting our total maintenance revenues to grow in the near term, and we expect total maintenance revenues to decline in absolute dollars over the long term as we continue to sell more new subscriptions and fewer new perpetual licenses. We also offer professional services for consulting, deployment and training of our customers to fully leverage the use of our products.

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, which includes Canada, Central and South America, and the Asia Pacific and Japan region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2019		2020		2021
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
United States	$233,945	53.9%	$246,811	53.1%	$253,811	50.5%
EMEA	129,730	29.9	141,866	30.6	163,328	32.5
Rest of World	70,220	16.2	75,754	16.3	85,778	17.0

Total revenues	$433,895	100.0%	$464,431	100.0%	$502,917	100.0%

Cost of Revenues

Our total cost of revenues consists of the following:

o
Cost of Subscription Revenues. Cost of subscription revenues consists primarily of cloud infrastructure costs, amortization of intangible assets, personnel costs for our global cloud organization that consist primarily of salaries, benefits, bonuses and share-based compensation and depreciation of internal use software capitalization. As we shift more of our sales to SaaS and self-hosted subscription offerings, we expect the absolute cost of subscription revenues and the cost of subscription revenues as a percentage of revenues to increase.

o
Cost of Perpetual License Revenues. Cost of perpetual license revenues consists primarily of allocated personnel costs to support delivery and operations related to perpetual licenses, appliances expenses and costs incurred by amortization of intangible assets. Personnel costs consist primarily of salaries, benefits, bonuses and share-based compensation. As we shift more of our sales to SaaS and self-hosted subscription contracts, we expect the absolute cost of perpetual license revenues and the cost of perpetual license revenues as a percentage of revenues to decrease.

o
Cost of Maintenance and Professional Services Revenues. Cost of maintenance related to perpetual license contracts and professional services revenues primarily consists of allocated personnel costs for our global customer support and professional services organization. Such costs consist primarily of salaries, benefits,  bonuses, share-based compensation and subcontractors’ fees. We expect the absolute cost of maintenance and professional services revenues to increase as our customer base grows and as we hire additional professional services and technical support personnel.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of license revenues and maintenance and professional services revenues. Since costs of subscription revenues as a percent of subscription revenues are higher than costs of perpetual licenses as a percent of perpetual revenues, as we continue to transition to more subscription revenues, we expect our gross margin to decline.

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

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel, consultants and contractors as well as allocated overhead costs and software and related expenses. We continue to expect that our research and development expenses will continue to increase in absolute dollars as we continue to grow our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new products.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including commission, as well as marketing programs and business development costs, travel expenses, allocated overhead costs and depreciation and amortization of intangibles assets. We expect that sales and marketing expenses will continue to increase in absolute dollars as we plan to expand our sales and marketing efforts globally. We continue to expect sales and marketing expenses will remain our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include insurance premiums and external legal, accounting and other professional service fees. We continue to expect that general and administrative expense will increase in dollars as we grow and expand our operations and operate as a public company, including increased investor relations and accounting expenses, and the additional costs relating to our ongoing regulatory compliance efforts.

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

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2019		2020		2021
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
Revenues:
Subscription	$18,168	4.2%	$56,425	12.1%	$134,628	26.8%
Perpetual license	221,955	51.1	176,061	37.9	115,738	23.0
Maintenance and professional services	193,772	44.7	231,945	50.0	252,551	50.2

Total revenues	433,895	100.0	464,431	100.0	502,917	100.0

Cost of revenues:
Subscription	5,611	1.3	17,513	3.8	25,837	5.2
Perpetual license	7,900	1.8	4,925	1.1	3,904	0.8
Maintenance and professional services	49,104	11.3	60,133	12.9	63,566	12.6

Total cost of revenues	62,615	14.4	82,571	17.8	93,307	18.6

Gross profit	371,280	85.6	381,860	82.2	409,610	81.4

Operating expenses:
Research and development	72,520	16.7	95,426	20.5	142,121	28.2
Sales and marketing	184,168	42.4	219,999	47.4	274,401	54.6
General and administrative	52,308	12.1	60,429	13.0	71,425	14. 2

Total operating expenses	308,996	71.2	375,854	80.9	487,947	97. 0

Operating income (loss)	62,284	14.4	6,006	1.3	(78,337)	(15.6)
Financial income (expense), net	7,800	1.8	(6,395)	(1.4)	(12,992)	(2.6)

Income (loss) before taxes on income	70,084	16.2	(389)	(0.1)	(91,329)	(18.2)
Tax benefit (taxes on income)	(7,020)	(1.6)	(5,369)	(1.2)	7,383	1.5

Net income (loss)	$63,064	14.5%	$(5,758)	(1.2)%	$(83,946)	(16.7)%

As of the first quarter of 2021, we revised the presentation of our lines of revenue and cost of revenue. We believe that the revised categories for revenue and cost of revenue as presented in the income statement align with how management evaluates the business and the shift toward recurring revenue.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

Revenues

	Year ended December 31,
	2020		2021		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
Subscription	$56,425	12.1%	$134,628	26.8%	$78,203	138.6%
Perpetual license	176,061	37.9	115,738	23.0	(60,323)	(34.3)
Maintenance and professional services	231,945	50.0	252,551	50.2	20,606	8.9

Total revenues	$464,431	100.0%	$502,917	100.0%	$38,486	8.3%

Revenues increased by $38.5 million, or 8.3%, from $464.4 million in 2020 to $502.9 million in 2021. This increase was due primarily to increased subscription sales and increased revenues from our maintenance services. The largest increase in revenue occurred in EMEA, where revenues increased by $21.5 million, while the increase in United States and the rest of the world was $7.0 million and $10.0 million, respectively. We increased our number of customers from approximately 6,600 as of December 31, 2020 to approximately 7,500 as of December 31, 2021.

Subscription revenues increased by $78.2 million, or 138.6%, from $56.4 million in 2020 to $134.6 million in 2021 as we increased the mix of our subscription sales.

Perpetual license revenues declined by $60.3 million, or 34.3%, from $176.1 million in 2020 to $115.7 million in 2021. The decline in perpetual license revenue is due to our transition from selling perpetual licenses to selling SaaS and self-hosted subscription licenses.

Maintenance and professional services revenues increased by $20.6 million, or 8.9%, from $231.9 million in 2020 to $252.6 million in 2021. Maintenance revenues increased by $23.1 million from $190.9 million in 2020 to $214.0 million in 2021, with renewals accounting for approximately $23 million and initial maintenance contracts for approximately $0.1 million, respectively, of this increase. Professional services revenues declined by $2.5 million from $41.0 million in 2020 to $38.5 million in 2021, primarily due to our continued investment strategy in our channel partners enabling them to conduct more of our implementation services.

Cost of Revenues and Gross Profit

	Year ended December 31,
	2020		2021		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
Subscription	$17,513	3.8%	$25,837	5.2%	$8,324	47.5%
Perpetual license	4,925	1.1	3,904	0.8	(1,021)	(20.7)
Maintenance and professional services	60,133	12.9	63,566	12.6	3,433	5.7

Total cost of revenues	$82,571	17.8%	$93,307	18.6%	$10,736	13.0%

Gross profit	$381,860	82.2%	$409,610	81.4%	$27,750	7.3%

Cost of subscription revenues increased by $8.3 million, or 47.5%, from $17.5 million in 2020 to $25.8 million in 2021. The increase in cost of subscription revenues was primarily driven by a $5.9 million increase in cloud infrastructure costs, a $3.2 million increase in personnel costs and related expenses, a $0.9 million increase in amortization of capitalized software costs and a $0.3 million increase in software and related expenses, partially offset by a $2.2 million decrease in amortization of intangible assets.

Cost of perpetual license revenues decreased by $1.0 million, or 20.7%, from $4.9 million in 2020 to $3.9 million in 2021. The decrease in cost of perpetual license revenues was primarily driven by a $0.8 million decrease in installations of appliances and a $0.8 million decrease in amortization of intangible assets, partially offset by a $0.5 million increase in allocated personnel costs and related expenses.

Cost of maintenance and professional services revenues increased by $3.4 million, or 5.7%, from $60.1 million in 2020 to $63.5 million in 2021. The increase in cost of maintenance and professional services revenues was driven primarily by a $3.9 million increase in personnel costs and related expenses. Our technical support and professional services headcount grew from 309 at the end of 2020 to 381 at the end of 2021.

Gross profit increased by approximately $27.8 million, or 7.3%, from $381.9 million in 2020 to $409.6 million in 2021. Gross margins decreased from 82.2% in 2020 to 81.4% in 2021. This was driven by the increase in SaaS sales which have incremental costs related to cloud infrastructure and, as a result, a lower margin contribution.

Operating Expenses

	Year ended December 31,
	2020		2021		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$95,426	20.5%	$142,121	28.2%	$46,695	48.9%
Sales and marketing	219,999	47.4	274,401	54.6	54,402	24.7
General and administrative	60,429	13.0	71,425	14.2	10,996	18.2

Total operating expenses	$375,854	80.9%	$487,947	97.0%	$112,093	29.8%

Research and Development. Research and development expenses increased by $46.7 million, or 48.9%, from $95.4 million in 2020 to $142.1 million in 2021. This increase was primarily attributable to a $33.7 million increase in personnel costs and related expenses, as we increased our research and development team headcount from 464 at the end of 2020 to 643 at the end of 2021 to support continued investment in our existing and future product and service offerings. The increase was also attributable to a $7.4 million increase in software and related expenses, a $3.2 million increase in expenses related to consultants and contractors and a $0.9 million increase in research and development personnel recruiting expenses.

Sales and Marketing. Sales and marketing expenses increased by $54.4 million, or 24.7%, from $220.0 million in 2020 to $274.4 million in 2021. This increase was primarily attributable to a $45.7 million increase in personnel costs and related expenses due to increased headcount in all regions to expand our sales and marketing organization. The increase was also attributable to a $5.4 million increase in marketing programs expenses, a $2.5 million increase in software and related expenses and a $0.9 million increase in costs of certifications. Our sales and marketing headcount grew from 772 at the end of 2020 to 941 at the end of 2021.

General and Administrative. General and administrative expenses increased by $11.0 million, or 18.2%, from $60.4 million in 2020 to $71.4 million in 2021. This increase was primarily attributable to an increase of $10.6 million in personnel costs and related expenses due to increased headcount, coupled with a $3.3 million increase in insurance premiums and facilities and depreciation overhead costs, partially offset by a $3.6 million decrease in services fees for external legal counsel, accounting and patent administration. Our general and administrative headcount grew from 144 at the end of 2020 to 175 at the end of 2021.

Financial Expense, Net. Financial expense, net increased by $6.6 million from $6.4 million in 2020 to $13.0 million in 2021. This change resulted primarily from a decrease of $4.8 million in interest income from investments in marketable securities and short-term and long-term bank deposits due to a lower interest rate environment in 2021 compared to 2020, a $1.2 million increase in financial expenses from foreign currency exchange differences and an increase of $0.6 million in non-cash interest expense related to the amortization of debt discount and issuance costs.

Tax benefit (taxes on income). Tax benefit (taxes on income) changed from taxes on income of $5.4 million in 2020 to tax benefits of $7.4 million in 2021. This change was mainly attributed to an increase in our loss before taxes on income, partially offset mainly by valuation allowance recorded in 2021.

B.	Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. We have also raised capital through issuing convertible senior notes, the sale of equity securities in public offerings and, to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses and capital expenditures.

As of December 31, 2020 and 2021, our principal sources of liquidity were cash, cash equivalents, short-term bank deposits and marketable securities of $1.2 billion. We believe that our cash generated from operating activities, along with existing cash, cash equivalents, marketable securities and short-term bank deposits will be sufficient to fund our working capital and capital expenditures for at least the next 12 months and for the foreseeable future. Our future capital requirements will depend on many factors, including our revenue growth rate, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our offerings.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2020	2021
	($ in thousands)
Net cash provided by operating activities	$106,769	$74,740
Net cash used in investing activities	(412,387)	(228,194)
Net cash provided by financing activities	13,249	10,949

A substantial source of our net cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheet as a liability. Our deferred revenue consists of maintenance and support and professional services that have been invoiced and collected but that have not yet been recognized as revenues and of self-hosted subscriptions and SaaS contracts that have been invoiced but not yet recognized. We assess our liquidity, in part, through an analysis of our short-term and long-term deferred revenue that has not yet been recognized as revenues together with our other sources of liquidity. Revenues from SaaS contracts and maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract which is typically one year or three years, and revenues from professional services are recognized as services are performed. Thus, upfront payments add to the liquidity of our operations since we frequently recognize self-hosted subscription, SaaS, maintenance and support and professional services revenues and expenses in subsequent periods to when the payments may be received.

Net Cash Provided by Operating Activities

Our cash flows historically have reflected our net income (loss) coupled with changes in our non-cash working capital. During the year ended December 31, 2021, operating activities provided $74.7 million in cash as a result of $83.9 million of net loss, adjusted by $95.4 million of non-cash charges related to share-based compensation expense, $14.2 million related to depreciation and amortization expenses, $17.8 million in non-cash interest expense related to the amortization of debt discount and issuance costs and a net change of $72.1 million in non-cash working capital, offset by a $12.0 million increase in deferred tax assets and a $28.9 million net change from other long-term assets and liabilities.

The change of $72.1 million in non-cash working capital was due to a $69.2 million increase in short-term deferred revenue, an increase of $23.8 million in employees and payroll accruals and an increase of $1.5 million in trade payables, offset by an increase of $20.1 million in trade receivables and a decrease of $2.3 million in other current liabilities.

During the year ended December 31, 2020, operating activities provided $106.8 million in cash as a result of $5.8 million of net loss, adjusted by $71.8 million of non-cash charges related to share-based compensation expenses, $15.5 million related to depreciation and amortization expenses, a $13.9 million net change from other long-term assets and liabilities and a net change of $24.0 million in non-cash working capital, offset by a $2.0 million increase in deferred tax assets.

The change of $24.0 million in non-cash working capital was due to a $37.2 million increase in short-term deferred revenue, an increase of $7.8 million in employees and payroll accruals and an increase of $0.6 million in trade payables, offset by an increase of $17.2 million in trade receivables and a decrease of $4.4 million in other current liabilities.

During the years ended December 31, 2020 and 2021, our days’ sales outstanding, (“DSO”), was 85 days and 84 days, respectively.

Net Cash Used in Investing Activities

Investing activities have consisted of investment in, and proceeds from, short-term and long-term deposits, investment in, and proceeds from sales and maturities of marketable securities, business acquisitions and purchase of property and equipment.

Net cash used in investing activities was $412.4 million and $228.2 million for the years ended December 31, 2020 and 2021, respectively.

The decrease of $184.2 million in net cash used in investing activities in 2021 was due to a net decrease of $117.3 million in investments in short and long term deposits and marketable securities, and a decrease of $68.6 million in payments for business acquisitions, net of cash acquired, offset by an increase of $1.7 million in capital expenditures.

The increase of $269.2 million in net cash used in investing activities in 2020 was due to a net increase of $200.5 million in investments in short and long term deposits and marketable securities, an increase of $68.6 million in payments for business acquisitions, net of cash acquired and an increase of $0.1 million in capital expenditures.

Net Cash Provided by Financing Activities

Our financing activities have consisted of proceeds from the exercise of share options and proceeds from (payment of) withholding tax related to employee share plans.

Net cash provided by financing activities was $13.2 million and $10.9 million for the years ended December 31, 2020 and 2021, respectively.

Our Material Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2021:

($ in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years

Operating lease obligations(1)	$17,596	$7,017	$9,993	$586
Uncertain tax obligations(2)	3,870	—	—	—
Severance pay(3)	8,271	—	—	—
0.00% Convertible Senior Notes due 2024(4)	575,000	—	575,000	—

Total	$604,737	$7,017	$584,993	$586

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

(3) Severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination, retirement or death of the respective employee and may be reduced if the employee’s termination is voluntary. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. As of December 31, 2021, $3.0 million is unfunded. See Note 2(l) to our consolidated financial statements included elsewhere in this annual report for further information.

(4) For additional information, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

Additionally, we entered into a non-cancelable material agreement for the receipt of cloud infrastructure services, effective as of April 2021 through March 2024. As of December 31, 2021, our outstanding contractual commitment is $14.4 million due in the next twelve months and $23.8 million due thereafter.

C.	Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel as well as other locations such as the United States and India. As of December 31, 2021, our research and development department included 643 employees and contractors. In 2021, research and development costs accounted for 28.2% of our total revenues.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and Development.”

For information regarding our patents, see “Item 4.B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

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

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance. These accounting policies involve estimates that have been made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

Revenue Recognition

We primarily generate revenues from providing the right to access our SaaS solutions and licensing the rights to use our software products, as well as from maintenance and professional services. Subscription revenues include SaaS and self-hosted subscription contracts. We sell our products through our direct sales force and indirectly through channel partners.

We recognize revenues in accordance with ASC No. 606 “Revenue from Contracts with Customers.” As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

We enter into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide professional services. Perpetual license and self-hosted subscription are distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We do not grant a right of return to our customers.

We allocate the transaction price to each performance obligation based on its relative standalone selling price. For maintenance, we determine the standalone selling prices based on the price at which we separately sell a renewal contract. For professional services, we determine the standalone selling prices based on the prices at which we separately sell those services. For SaaS, self-hosted subscriptions and perpetual licenses, we determine the standalone selling prices by making estimations and taking into account available information such as historical selling prices, contract value, geographic location, and our price list and discount policy.

Our revenues from perpetual licenses or self-hosted subscriptions, are recognized at the point of time when the license is made available for download by the customer. Maintenance revenue related to our perpetual license contracts and the maintenance component of our self-hosted subscription offering as well as our SaaS revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years. Professional services revenues are substantially recognized as the services are performed.

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

Deferred Contract Costs

We pay sales commissions primarily to sales and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. We estimate the expected period of benefit based on assumptions related to our technology, customer contracts and other factors. We have determined the expected period of benefit to be approximately five years. Amortization expense of these costs are substantially included in sales and marketing expenses.

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

We selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for our option awards and Employee Share Purchase Plan (“ESPP”). The fair value of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) without market conditions, is based on the closing market value of the underlying shares at the date of grant. For PSUs subject to market conditions, we use a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.

The option-pricing and Monte Carlo models require a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. We recognize forfeitures of equity-based awards as they occur.

These estimates involve uncertainties and the application of judgment. If circumstances are changed and different estimates are used, our expenses could materially differ in the future.

Goodwill and Other Intangible Assets

Goodwill and certain other purchased intangible assets have been recorded in our financial statements as a result of acquisitions. In business combinations, in accordance with ASC Topic 805, “Business Combination,” we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. Such valuations require us to make significant estimates, assumptions, and judgments, especially with respect to intangible assets. The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, market conditions, technological developments and specific characteristics of the identified intangible assets. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

Goodwill represents excess of the purchase price in a business combination over the fair value of identifiable tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, “Intangible—Goodwill and Other” requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment includes judgement and considers events and circumstances that might indicate that a reporting unit’s fair value is less than its carrying amount.

For the years ended December 31, 2019, 2020 and 2021, no impairment losses were identified.

Convertible Senior Notes

We account for our convertible senior notes in accordance with ASC No. 470-20, “Debt with Conversion and Other Options.” We allocated the principal amount of the convertible senior notes between its liability and equity component. The liability component at issuance is recognized at fair value, which is based on estimations. The calculation is based on the fair value of a similar instrument of similar credit rating and maturity that does not have a conversion feature. The equity component is based on the excess of the principal amount of the convertible senior notes over the fair value of the liability component and is recorded in additional paid-in capital. We allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on the same proportions as the proceeds from the notes.

Issuance costs attributable to the liability are netted against the principal balance and are amortized to interest expense using the effective interest method over the contractual term of the notes. The effective interest rate of the liability component of the notes is 3.50%. The effective interest rate calculation was based on estimations and assumptions related to economic and market factors.

Issuance costs attributable to the equity component are netted with the equity component in additional paid-in capital.

Legal Contingencies

From time to time we may be subject to legal proceedings and claims arising in the ordinary course of our business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and we can reasonably estimate the amount of any such loss. In determining the probability of a loss and consequently determining a reasonable estimate, we are required to use significant judgment. We are currently not a party to any material litigation and are not aware of any pending or threatened material legal or administrative proceedings against us. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Income Taxes

We calculate income tax provisions based on our results in each jurisdiction in which we operate. The calculation is based on estimated tax consequences and on assumptions as to our entitlement to various benefits under the applicable local tax laws.

Significant judgment is required in evaluating our uncertain tax positions. We establish reserves for uncertain tax positions based on the evaluation of whether or not our uncertain tax position is “more likely than not” to be sustained upon examination based on our technical merits. We record estimated interest and penalties pertaining to our uncertain tax positions in the financial statements as income tax expense.

Deferred tax assets are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Deferred taxes for each jurisdiction are presented as a net asset or liability, net of any valuation allowances. We estimate the need for any valuation allowance by applying significant judgment and considering all available evidence including past results and future projections. We reassess our estimates periodically and record a partial or full valuation allowance release if needed.

We cannot assure that future final tax outcomes will not be different than our tax provisions and reserves for uncertain tax positions. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred if:

o	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

o	the research and development is for the promotion or development of the company; and

o	the research and development is carried out by or on behalf of the company seeking the deduction.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3a of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

o
amortization of the cost of purchased know-how, patents and rights to use a patent and know-how which are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

o	under limited conditions, an election to file consolidated tax returns together with Israeli Industrial Companies controlled by it; and

o	expenses related to a public offering of shares in a stock exchange are deductible in equal amounts over three years commencing on the year of offering.

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

The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), further amended as of January 1, 2011 (the “2011 Amendment”), and further amended as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduced new benefits for Technological Enterprises which meet certain conditions, alongside the existing tax benefits.

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise”, is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Israeli Authority for Investments and Development of the Industry and Economy (the “Investment Center”). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

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

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (“FIC”), which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%.

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

As of December 31, 2021, approximately $16.4 million was derived from tax exempt profits earned under the "Approved Enterprises" and "Beneficiary Enterprise". If the retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of up to $4.0 million would be incurred as of December 31, 2021.

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

Dividends paid to Israeli shareholders out of preferred income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 20%, and in case of non-Israeli shareholders, such lower rate as may be provided in an applicable tax treaty (each subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017-2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” (“PTE”) and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as PTE which is generally generated by “Benefited Intangible Assets,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE and/or for its segment located in development Zone A. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (“NATI”).

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

Dividends distributed to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20%, and in case of non-Israeli shareholders, such lower rate as may be provided in an applicable tax treaty (each subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds alone or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We have obtained a comprehensive tax ruling confirming, among others, that we generally qualify as a PTE since 2017 onwards and this status was affirmed by the Israeli Tax Authority in a corporate tax audit assessment agreement reached in 2021.

Recently Issued Accounting Pronouncements

See Note 2(ab) and Note 2(ac) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards issued.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each member of our senior management as of March 10, 2022:

Name	Age	Position
Senior Management
Ehud (Udi) Mokady	53	Chairman of the Board and Chief Executive Officer and Founder
Joshua Siegel	58	Chief Financial Officer
Chen Bitan	52	General Manager Israel, Chief Product Officer
Matthew Cohen	46	Chief Operating Officer
Donna Rahav	43	Chief Legal Officer
Directors
Gadi Tirosh(1)(3)(4)(5)	55	Lead Independent Director
Ron Gutler(1)(2)(4)(5)	64	Director
Kim Perdikou(1)(2)(3)(4)(5)	64	Director
David Schaeffer(5)	65	Director
Amnon Shoshani(3)(5)	58	Director
François Auque(2)(5)	65	Director
Avril England(4)(5)	53	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Member of our nominating and corporate governance committee.

(4)	Member of our strategy committee.

(5)	Independent director under the rules of Nasdaq.

Senior Management

Ehud (Udi) Mokady is one of our founders and has served as our Chief Executive Officer since 2005 and as chairman of the board since June 2016. He has also served as a member of our board since November 2004. Mr. Mokady previously served as our President from 2005 to 2016 and as our Chief Operating Officer from 1999 to 2005. He has served as a member of the Board of Advisors of Brandeis International Business School since September 2019. Mr. Mokady served as a member of the board of directors of Demisto, Inc. commencing in January 2018 until its acquisition by Palo Alto Networks, Inc. in March 2019. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur Of The Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

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

Matthew Cohen has served as our Chief Operating Officer since December 2020 after he served as our Chief Revenue Officer since December 2019. Prior to joining CyberArk, Mr. Cohen held several leadership positions in PTC Inc. (Nasdaq: PTC). His most recent position was Executive Vice President of Field Operations, from February 2018 to November 2019, where he led the go-to-market strategy and all Sales, Commercial Marketing, Customer Success, Services, and Partner functions. Prior to that he was Executive Vice President, Customer Success and Partners from July 2016 to February 2018, Executive Vice President, Global Services from April 2014 through July 2016, and Divisional Vice President, Global Services from October 2013 to March 2014. Before that, Mr. Cohen held various positions in the company’s Global Services group. Mr. Cohen holds a Bachelor of Arts in Psychology from Harvard University.

Donna Rahav has served as our Chief Legal Officer since December 2021. She previously served as our General Counsel and Compliance Officer since March 2014 and as Corporate Secretary from April 2014 until December 2019. Prior to joining CyberArk, Ms. Rahav served as Deputy General Counsel at Allot Communications Ltd. (Nasdaq and TASE: ALLT) from 2011 to 2014 and as legal counsel at Alvarion Ltd. (Nasdaq and TASE: ALVR) 2009 to 2011 and MediaMind Technologies, Inc. (formerly Eyeblaster, Inc.; Nasdaq: MDMD) from 2008 to 2009. Prior to that, from 2005 to 2006 she was an associate at an Israeli law firm specializing in technology transactions. Ms. Rahav holds a Bachelor of Laws (LL.B.) from Tel Aviv University in Israel, and a Master of Laws (LL.M.) from Tel Aviv University in collaboration with University of California, Berkeley, an executive program focused on corporate and commercial law.

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

Ron Gutler has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Mr. Gutler is currently a director of Wix.com Ltd. (Nasdaq: WIX), Fiverr International Ltd. (NYSE: FVRR) and WalkMe Ltd. (Nasdaq: WKME). Between November 2009 and December 2020. Mr. Gutler served as a director of Psagot Investment House and between November 2007 and December 2020, he served as a director of Psagot Securities. Between June 2018 and November 2019, Mr. Gutler served as the Chairman of the Board of Psagot Market Making. Between 2014 and 2019 Mr. Gutler served as a director of Hapoalim Securities USA (HSU). Between August 2012 and January 2018, Mr. Gutler served as chairman of the board of the College of Management Academic Studies in Israel. Between May 2002 and February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust Company. Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem, Israel.

Kim Perdikou has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Ms. Perdikou has served as Chairman of REBBL Inc., since June 2014, a private beverage company. Ms. Perdikou has served as Chairman of The @Company, a private startup Internet Protocol company, from December 2019. Ms. Perdikou serves on the board of Trunomi, Ltd. a private fintech startup, based in Bermuda, from June 2018. Ms. Perdikou serves on the Supervisory Board of Alter Domus, a Financial Services Company based in Luxembourg, since January 2021. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. from 2006 to 2010 and from August 2000 to January 2006, respectively. Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University (now the West of Scotland University) in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master of Science in information systems from Pace University in New York, United States.

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

Amnon Shoshani has served as a member of our board of directors since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd., CyberArk’s founding investor and Cabaret and ArbaOne Inc. ventures activities where he had a lead role in managing the group’s portfolio companies. Since 2018, Mr. Shoshani has served as the President and Chairman of the Board of Smartech, a portfolio company of Cabaret and ArbaOne, that provides game changing technologies to the industrial world. Between 2005 and 2018, he served as CEO and Chairman of the Board of Smartech. From 1994 to April 2005, Mr. Shoshani owned a Tel Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds a Bachelor of Law (LL.B.) from Tel Aviv University in Israel.

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

B.	Compensation

Compensation of Directors and Senior Management

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended December 31, 2021, to our directors and senior management that served at any time during the year ended December 31, 2021 was $28.8 million. This amount includes approximately $0.8 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined in the Companies Law and described under “Board Practices— Disclosure of Compensation of Senior Management” below) during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)

Ehud (Udi) Mokady, Chairman of the Board & CEO	$415,000	$325,324	$695,320	$10,970,738
Joshua Siegel, Chief Financial Officer	422,231	127,886	393,740	4,306,569
Matthew Cohen, Chief Operating Officer	412,000	88,662	690,432	3,674,682
Chen Bitan, General Manager Israel, Chief Product Officer	366,493	206,051	323,690	2,227,113
Clarence Hinton, Chief Strategy Officer	330,000	71,012	300,010	1,788,878

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our Company, as recorded in our financial statements for the year ended December 31, 2021.

(2)
All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2021.

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

(4)	Amounts reported in this column refer to Variable Compensation such as incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2021.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements, which are included in this annual report.

CEO Equity Plan

In June 2020, the Company’s shareholders approved a three-year CEO Equity Plan, which included an equity grant to the CEO in respect of 2020 and authorized the compensation committee and Board to approve CEO equity grants for 2021 and 2022 under the terms of such plan.

Accordingly, the CEO was awarded the following equity grants:

		RSUs	Business PSUs	Relative TSR PSUs
2020	Percentage	50%	30%	20%
	Amount	27,700	16,600	11,100
2021	Percentage	~40%	~40%	20%
	Amount	25,300	25,290	12,650
2022	Percentage	40%	40%	20%
	Amount	24,600	24,600	12,300

In February 2021 and 2022, the compensation committee certified the Company’s performance of the business PSUs performance criteria and the applicable amount of PSUs earned, demonstrating our track record of paying for performance and linking the CEO’s achievement rate of the performance criteria with the earning of the underlying PSUs as follows:

Year of Grant	Number of Business PSUs Granted (on Target)	Performance Targets	Performance Criteria Achievement Rate	Number of PSUs Earned	Earning Rate
2020	16,600	• Annual revenue • Non-GAAP profitability • License-derived revenue	80%	9,830	60%
2021	25,290	• Annual recurring revenue • Percentage of new license subscription bookings out of total new license bookings, on an annualized basis	111%	46,370	183%
2022	24,600	• Annual recurring revenue • Total new license bookings, on an annualized basis	To be determined at the end of the performance period

Business PSUs are earned based on a one-year performance period, subject to further time-based vesting.  Relative Total Shareholder Return PSUs (“rTSR PSUs”) are earned based on a three-year performance period. No rTSR PSUs has been earned to date, as the performance periods for each of the rTSR PSUs have not yet been completed.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all our executive officers. Most of these agreements contain provisions regarding non-competition and all these agreements contain provisions regarding confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide one to six months’ notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to Ehud (Udi) Mokady, our Chairman of the Board and Chief Executive Officer, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our Company, except that directors are permitted to exercise vested options for one year following the termination of their service. In July 2019, our shareholders approved certain changes to the compensation framework for each of our non-executive directors, specifically by implementing a fixed annual fee and predetermined dollar values of initial and recurring annual equity grants of RSUs.

Equity Incentive Plans

2014 Share Incentive Plan
The 2014 Share Incentive Plan (the “2014 SIP”), was adopted by our board of directors and became effective on June 10, 2014. The 2014 SIP was approved by our shareholders on July 10, 2014. The 2014 SIP provides for the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates, under varying tax regimes. The maximum aggregate number of shares that may be issued pursuant to awards under this 2014 SIP is the sum of (a) 422,000 shares plus (b) an increase of 1,220,054 shares as of January 1, 2015 plus (c) on January 1 of each calendar year commencing in 2016, a number of shares equal to the lesser of: (i) an amount determined by our board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 shares. Additionally, any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2021, 2,563,870 ordinary shares underlying share-based awards were outstanding under the 2014 SIP and 1,270,938 ordinary shares were reserved for future grant under the 2014 SIP. On January 1, 2022, the aggregate number of ordinary shares reserved for issuance under the 2014 SIP was increased by 1,100,000 shares. Either our board, or a committee established by our board, administers the 2014 SIP, and the board may, at any time, suspend, terminate, modify, or amend the 2014 SIP retroactively or prospectively.

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

2011 Share Incentive Plan

The 2011 Share Incentive Plan (the “2011 SIP”), was adopted by our board of directors and became effective on July 14, 2011. The 2011 SIP was approved by our shareholders on December 20, 2011. Any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2021, 14,104 options to purchase ordinary shares remained outstanding under the 2011 SIP. No new awards may be granted under the 2011 SIP.

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

2020 Employee Share Purchase Plan

On January 1, 2021, our employee share purchase plan (“ESPP”), became effective. The ESPP enables our eligible employees and eligible employees of our designated subsidiaries to elect to have payroll deductions made during the offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The aggregate number of ordinary shares reserved for issuance under the ESPP, as of January 1, 2022, was 125,000 shares (the “ESPP Share Pool”). On January 1 of each year between 2022 and 2026 the ESPP Share Pool will be increased by a number of ordinary shares equal to the lowest of (i) 1,000,000 shares, (ii) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of shares determined by our board of directors.

The ESPP is administered by our board of directors or by a committee designated by the board of directors. Subject to those rights which are reserved to the board of directors or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the ESPP. Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant enrollment date. We expect that on the first trading day of each purchase period, each participant will automatically be granted an option to purchase our ordinary shares on the exercise date of such purchase period. The applicable purchase price will be no less than 85% of the lesser of the fair market value of our ordinary shares on the first day or the last day of the purchase period. The maximum number of ordinary shares that may be purchased under the ESPP in any offer period is 10,000. Participant payroll deductions will be used to purchase shares on the last day of each purchase period. The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval must be obtained for any amendment to the ESPP that increases the aggregate number of shares, changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

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

We comply with the Nasdaq rule that requires a majority of our directors to be independent as defined under Nasdaq corporate governance rules. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under such rules. Under our articles of association, our directors serve for a period of three years pursuant to the staggered board provisions of our articles of association. Under our articles of association, our board of directors must consist of at least four and not more than nine directors. Our board of directors currently consists of eight directors. Our Chairman of the Board is Ehud (Udi) Mokady, who also serves as our Chief Executive Officer. Under the Companies Law, a chairman of the board of directors of a public company may also serve as the chief executive officer of such company if his appointment is ratified and approved by the company’s shareholders, and which term will be valid for a period not exceeding three years from the date of such shareholder approval. In July of 2019, our shareholders ratified and approved Mr. Mokady’s appointment as both Chairman of the Board and Chief Executive Officer, and therefore such appointment will remain valid until July of 2022.

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

Our directors are divided among the three classes as follows:

(i) the Class I directors are Ehud (Udi) Mokady and David Schaeffer, and their term expires at the annual general meeting of shareholders to be held in 2024 at the time their successors are elected and qualified;

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

Under the Securities Law 1968-5728 (the “Securities Law”), and the Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

Lead Independent Director

Mr. Mokady has been our CEO since 2005, and following approval by our shareholders at the June 2016 and July 2019 annual shareholder meetings, has held that post in addition to serving as our Chairman. As approved by our shareholders at the July 2019 annual shareholder meeting, for so long as the positions of the Chief Executive Officer and Chairman of the Board are combined, the non-executive board members will select a Lead Independent Director from among the independent directors of the board, who has served a minimum of one year as a director. If at any meeting of the board the Lead Independent Director is not present, for the purpose and duration of such meeting, the Chairman of the Audit Committee, Chairman of the Compensation Committee, or an independent member of the board appointed by a majority of the independent members of the board present will act as the Lead Independent Director, in the order listed above. Mr. Tirosh has been our Lead Independent Director since June 2016. The authorities and responsibilities of the Lead Independent Director include, but are not limited to, the following:

o
providing leadership to the board of directors if circumstances arise in which the role of the Chairman of the Board may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

o	presiding as chairman of meetings of the board of directors at which the Chairman of the Board is not present, including executive sessions of the independent members of the board of directors;

o	serving as liaison between the Chairman of the Board and the independent members of the Board;

o	approving meeting agendas for the board of directors;

o	approving information sent to the board of directors;

o	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

o	having the authority to call meetings of the independent members of the board;

o	ensuring that he or she is available for consultation and direct communication with shareholders, as appropriate;

o	recommending that the board of directors retain consultants or advisers that report directly to the board;

o	conferring with the Chairman of the Board on important board of directors matters and ensuring the board of directors focuses on key issues and tasks facing the Company; and

o	performing such other duties as the board of directors may from time to time delegate to assist the board of directors in the fulfillment of its duties.

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee. Our audit committee consists of three independent directors, Ron Gutler (Chairperson), Kim Perdikou, and François Auque.

Audit Committee Composition

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq corporate governance rules. Our board of directors has determined that each of Ron Gutler, Kim Perdikou and François Auque is an audit committee financial expert as defined by SEC rules and each has the requisite financial experience as defined by Nasdaq corporate governance rules.

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

o
overseeing of our accounting and financial reporting process and the audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

o
retaining and terminating our independent registered public accounting firm subject to the approval of our board of directors and, in the case of retention, of our shareholders and recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors and related fees and terms;

o
establishing systems of internal control over financial reporting, including communication and implementation thereof and the assessment of the internal controls in accordance with the Sarbanes-Oxley Act, and any attestation by the independent registered public accounting firm;

o
determining whether there are deficiencies in the business management practices of our Company, including in consultation with our internal auditor or the independent registered public accounting firm, and making recommendations to the board of directors to improve such practices;

o	determining whether to approve certain related party transactions (see “Item 6.C. Board Practices —Approval of Related Party Transactions under Israeli Law”);

o
recommending to the board of directors the retention and termination of our internal auditor, and determining the internal auditor's fees and other terms of engagement, in accordance with the Companies Law;

o	approving the working plan proposed by the internal auditor and reviewing and discussing the work of the internal auditor on a quarterly basis;

o	reviewing our cybersecurity risks and controls with senior management, keeping our board informed of key issues related to cybersecurity;

o	establishing procedures for the handling of employees’ complaints as to the deficiencies in the management of our business and the protection to be provided to such employees; and

o
performing such other duties consistent with the audit committee charter, our governing documents, stock exchange rules and applicable law that may be requested by the board of directors from time to time, including discussing with management policies and practices that govern the process by which the Company undertakes risk assessment and management in sensitive areas.

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

o
recommending to the board of directors for its approval a compensation policy and subsequently reviewing it from time to time, assessing its implementation and recommending periodic updates, whether a new compensation policy should be adopted or an existing compensation policy should continue in effect;

o
reviewing, evaluating and making recommendations regarding the terms of office, compensation and benefits for our office holders, including the non-employee directors, taking into account our compensation policy;

o	exempting certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law (including with respect to the Chief Executive Officer); and

o
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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three independent directors, Gadi Tirosh (Chairperson), Kim Perdikou and Amnon Shoshani.

Nominating and Corporate Governance Committee Role

Our board of directors has a nominating and corporate governance committee charter that sets forth the responsibilities of the nominating and corporate governance committee, which include:

o	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors and as members of the committees of the board of directors;

o	establishing procedures for, and administering the performance of the members of our board and its committees;

o	evaluating and making recommendations to our board of directors regarding the termination of membership of directors;

o	reviewing, evaluating and making recommendations regarding management succession and development;

o
reviewing and making recommendations to our board of directors regarding board member qualifications, composition and structure and the nature and duties of the committees and qualifications of committee members;

o
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our Company; and

o
provide oversight of the Company’s efforts with regard to environmental, social and governance (“ESG”) matters, disclosure and strategy, as well as coordinate, as necessary, with other committees of the board of directors and the Company’s ESG committee and steering committee, which are comprised of key Company employees and management.

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

For additional information, see “Item 6.B. Compensation—Compensation of Directors and Senior Management.”

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

o	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

o	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

o	an office holder (including a director) of the company (or a relative thereof); or

o	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Chaikin, Cohen, Rubin & Co. served as our internal auditor for the year ended December 31, 2021. As of January 2, 2022 Mr. Dror Bar Moshe serves as our internal auditor.

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

The duty of care includes a duty to use reasonable means to obtain:

o	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

o	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

o	refrain from any conflict of interest between the performance of his or her duties to the company and his or her duties or personal affairs;

o	refrain from any action which competes with the company’s business;

o	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

o	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

Under the Companies Law, a “personal interest” includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

o	a transaction other than in the ordinary course of business;

o	a transaction that is not on market terms; or

o	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

o	an amendment to the company’s articles of association;

o	an increase of the company’s authorized share capital;

o	a merger; or

o	the approval of related party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

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

o
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

o
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

o
expenses incurred by an office holder in connection with Administrative proceedings instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by Administrative proceedings, including reasonable litigation expenses and reasonable attorneys’ fees; and

o
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

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

o	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

o	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

o	a monetary liability imposed on the office holder in favor of a third party;

o	a monetary liability imposed on the office holder in favor of an injured party in certain Administrative proceedings; and

o	expenses incurred by an office holder in connection with certain Administrative proceedings, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

o
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

o	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

o	an act or omission committed with intent to derive illegal personal benefit; or

o	a civil or criminal fine, monetary sanction or forfeit levied against the office holder.

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

 As of December 31, 2021, we had 2,140 employees and subcontractors with 702 located in Israel, 761 in the United States, 145 in the United Kingdom and 532 across 37 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Department	2019	2020	2021
Sales and marketing	656	772	941
Research and development	349	464	643
Services and support	253	309	381
General and administrative	122	144	175

Total	1,380	1,689	2,140

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

Human Capital Resources

Our Culture
Our culture is an important contributing factor to our success and a key differentiator in our strategy. We value diversity and inclusion which allows for the exchange of ideas, creates a strong community and helps ensure our employees are valued and respected. We are committed to hiring talented smart, bold but humble employees who love a challenge. Our Chief Human Resource Officer, who reports directly to our Chief Executive Officer, oversees our broad and comprehensive initiatives to promote a strong culture including formal as well as real time employee recognition programs, matching charitable donations, a wide range of community volunteering opportunities, team building events, regular executive round table discussions and employee engagement surveys.

Diversity, Equity & Inclusion
Diversity, Equity and Inclusion are critical to the successful execution of our strategy of bringing different perspectives to the table, strengthening decision-making processes, driving innovation, and creating a strong community that helps ensure our employees are given fair and equal opportunities. Given its importance to our overall strategy execution, our diversity, equity and inclusion program is overseen by the compensation committee and the Board.

Talent and Career Development
We encourage all our employees to shape their own learning journey and take advantage of the learning and development opportunities we provide. Learning and development helps everyone become more impactful in both their current role as well as in future roles. All employees participate in our Feedback and Dialogue Process designed to empower employees to be “the best version of you.” In addition, we deliver learning solutions using various methodologies including classroom-based sessions, virtual webinars, coaching and experiential learning to meet the needs of our employees. Some of these learning efforts include an effective onboarding process for new employees and management training for managers, as well as learning opportunities aligned with our strategic direction. Likewise, we provide all employees with access to multiple platforms for various self-paced, on-demand learning opportunities. In 2021, we enhanced our career development program, taking a lattice approach to identify how employees can grow their careers and skill sets as well as identify various career paths. We also began conducting quarterly leadership conferences to help strengthen our employees’ leadership skills and further develop the next layer of talent in the Company.

Compensation, Benefits and Recognition
We offer a pay-for-performance total rewards approach. Our methodology includes competitive base salaries, variable pay programs to drive target achievements, long-term incentives such as equity grants and customized benefits packages across all our regions. We encourage work-life alignment, career development opportunities and excellence in performance. These principles align with our values and support our journey towards building an equitable, diverse and inclusive environment. We regularly review our total rewards offering to address constantly changing trends and developments in the complex global and local markets in which we operate. We offer rewards and recognition programs to our employees, including a formal rewards program, spot bonuses and awards for employees who exemplify our values.

Employee Engagement, Recognition & Satisfaction
We regularly engage with our employees through programs such as our quarterly All-Hands Meetings as well as quarterly Leadership Conferences. Using a third party, we regularly conduct comprehensive employee engagement surveys throughout all regions and departments. In our latest survey we had a participation rate of 74%, and our Company’s scores were above industry benchmark results, indicating that over 80% of our employees were pleased with their overall experience and would recommend CyberArk to a peer. We utilize this feedback to enhance and improve overall employee experience, our culture and our strategy.

As part of our employee engagement program, we are introducing regular executive roundtable discussions, ask-the-executive sessions and an employee Intranet portal.

In 2021, we introduced a global employee recognition program to ensure that our Company is recognizing accomplishments and promoting our corporate values. The program is aimed at improving our employee engagement.

Health, Safety, and Wellness
We provide our employees and their families with robust healthcare benefits and a variety of health and wellness programs. From our benefits and workspaces to our employee engagement and focus on values, we are creating an environment that fosters communication, collaboration and community. We invest in our employees through various training and wellness programs focused on physical, emotional and financial wellbeing, including lectures, meditation sessions, physical fitness classes and challenges, monthly newsletters and team-building activities.

We are committed to ensuring high standards of health, safety and wellbeing for all employees, contractors and visitors, throughout our global operations and working collaboratively across different regions, functions and levels of our organization to have a positive impact on safety performance across all our activities.

The COVID-19 pandemic increased our focus on health, safety and wellness of our employees, which continues to be our top priority. We have shifted our operations to enable work from home and have introduced a hybrid work model to ensure our employees needs are met. Given the importance of culture to CyberArk’s success, the move to hybrid work compelled us to increase our level of communication with our employees and our focus on work-life balance.

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

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2022 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and senior management individually; and

•	all of our senior management and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to equity-based awards that are currently exercisable or exercisable within 60 days of January 31, 2022, to be outstanding and to be beneficially owned by the person holding the equity-based awards for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 40,085,438 ordinary shares outstanding as of January 31, 2022.

As of January 31, 2022, we had 6 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 40,081,675 of our outstanding ordinary shares, or 99.9% of our outstanding ordinary shares as of January 31, 2022. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 31, 2021 is included under “Item 7.B. Related Party Transactions.”

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders
Wasatch Advisors, Inc. (1)	3,691,565	9.2%

Senior Management and Directors
Ehud (Udi) Mokady(2)	*	*
Joshua Siegel	*	*
Chen Bitan	*	*
Matthew Cohen	*	*
Donna Rahav	*	*
Gadi Tirosh	*	*
Ron Gutler	*	*
Kim Perdikou	*	*
David Schaeffer	*	*
Amnon Shoshani	*	*
François Auque	*	*
Avril England	*	*
All senior management and directors as a group (12 persons)	578,502	1.4%

*      Less than 1%.

(1)
Based on a Schedule 13G/A filed on February 10, 2022, by Wasatch Advisors, Inc. (“Wastach”), shares beneficially owned consist of 3,691,565 ordinary shares over which Wastach has sole voting and dispositive power. The address of Wasatch is 505 Wakara Way, Salt Lake City, UT 84108.

(2)	Mr. Mokady’s shares include 12,600 shares held in trust for family members over which Mr. Mokady is the beneficial owner.

Significant Changes

Based on a Schedule 13G/A filed with the SEC on February 14, 2022, as of December 31, 2021, RBC Global Asset Management Inc. and certain of its affiliates and subsidiaries no longer beneficially owned more than 5% of our ordinary shares.

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

The following is a description of material transactions, or series of related material transactions, since January 1, 2021, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Equity Awards. Since our inception we have granted options to purchase, and restricted share units underlying, our ordinary shares to our officers and certain of our directors. Such award agreements contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our equity incentive plans under “Item 6.B. Compensation—Equity Incentive Plans” and the equity-based compensation received by certain of our senior managers in “Item 6.B. Compensation—Compensation of Directors and Senior Management.” If the relationship between us and a senior manager, or a director, is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for ninety days after such termination in the case of our executive officers, or one year in the case of our directors.

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by Israeli law. We have entered into agreements with certain of our office holders, including our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions. See “Item 6.C. Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers.”

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

B.            Significant Changes

No significant changes have occurred since December 31, 2021, except as otherwise disclosed in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.            Offer and Listing Details

Our ordinary shares are quoted on Nasdaq under the symbol “CYBR.”

B.            Plan of Distribution

Not applicable.

C.            Markets

See “—Offer and Listing Details” above.

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

A copy of our amended and restated articles of association is incorporated by reference as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

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

E.            Taxation

Certain Israeli Tax Consequences
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the specific and individual tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction. This summary does not discuss all of the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Capital Gains

Capital gain tax is generally imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty in force between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index ("CPI") between the date of purchase and the date of disposal.

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

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income are taxed in Israel at their marginal tax rates applicable to business income (up to 47% in 2021). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of our ordinary shares.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should generally be exempt from Israeli capital gains tax so long as the capital gains derived from the sale of the shares was not attributed to a permanent establishment that the non-resident maintains in Israel and that such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

Additionally, a sale of shares by a non-Israeli resident (either an individual or a corporation) may be exempt from Israeli capital gains tax under the eligibility to enjoy the provisions of an applicable tax treaty benefits which should generally supersede Israeli domestic legislation. For example, under the Convention between the United States and the Government of the State of Israel with respect to income taxes (the “United States-Israel Tax Treaty”), the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to royalties; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) and deemed a dealer or otherwise is deemed to have business income from such sale, exchange or disposition of the shares attributed to a permanent establishment in Israel. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to tax credits against U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or to apply for and obtain a specific withholding tax certificate of exemption from the Israel Tax Authority to confirm their particular status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless an applicable relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “Controlling Shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends paid to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not), unless a reduced tax rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or generally 20% if the dividend is distributed from income attributed to a Preferred Enterprise (including Preferred Technological Enterprise based on which the Company is taxed as from 2017 onwards), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, the maximum rate of withholding tax on dividends, not generated from an Approved Enterprise or Benefited Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was attributed to a permanent establishment that the U.S. resident maintains in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

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

Payers of dividends on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of foreign residence of the shareholder, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a nominee company.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 647,640 for 2021) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service (“IRS”), will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

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

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company” (“PFIC”), in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. There are several exceptions, however. For example, certain royalties that are considered active under the relevant Treasury regulations are not treated as passive income. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2021. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund” (“QEF”), election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election.

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

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company (regardless of whether a QEF or mark-to-market election is made), generally with the U.S. Holder’s U.S. federal income tax return for that year. If our Company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2021, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily euros and British pounds sterling. In 2021, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, marketing programs, rent and other overhead costs. Since the portion of our expenses generated in NIS and British pounds sterling is greater than our revenues in NIS and British pounds sterling, respectively, any appreciation of the NIS or the British pounds sterling relative to the U.S. dollar could adversely impact our operating income. In addition, since the portion of our revenues generated in euros is greater than our expenses incurred in euros, any depreciation of the euro relative to the U.S. dollar would adversely impact our operating income.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)

2021	(6.2)
2020	(3.6)
2019	(0.9)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $11.6 million in 2021. We estimate that a 10% strengthening or weakening in the value of the euro against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $2.3 million in 2021. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $0.9 million in 2021. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

For purposes of our consolidated financial statements, monetary assets and liabilities in local currency are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate at the date of the transaction or the average exchange rate during the reporting period.

In addition, we have a significant NIS linked liability related to our operational leases in Israel.

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

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2021, have concluded that, based on such evaluation, as of such date, our disclosure controls and procedures were effective such that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2021. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Our board of directors has determined that each of Ron Gutler, Kim Perdikou and François Auque is an audit committee financial expert as defined by the SEC rules, has the requisite financial experience as defined by Nasdaq corporate governance rules and is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a corporate code of business conduct applicable to our executive officers, directors and all other employees. A copy of the code of conduct is made available to every employee of CyberArk Software Ltd. and all of its subsidiaries and is also available to investors and members of the public on our website at http://investors.cyberark.com or by contacting our investor relations department. The corporate code of business conduct includes, in compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our code of ethics which is applicable to our chief executive officer, our chief financial officer and all other senior financial officers. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the code of conduct (including the code of ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2021.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm (PCAOB ID 1281), for the years ended December 31, 2020 and 2021:

	2020	2021
	($ in thousands)
Audit Fees	$633	$746
Audit-Related Fees	275	155
Tax Fees	312	367
All Other Fees	11	48

Total	$1,231	$1,316

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2020 and 2021 were approved in accordance with our policy.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

 See pages F-2 through F-47 of this annual report.

ITEM 19.	EXHIBITS

The following are filed as exhibits hereto:
INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017)

2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

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

4.5	Summary of Office Lease Agreement, dated February 26, 2015, between the Registrant and Azorei Mallal Industries Ltd., as amended from time to time ∞ (filed herewith)

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

CyberArk Software Ltd.

Date: March 10, 2022	By:	/s/ Ehud Mokady
Ehud Mokady
Chairman of the Board & Chief Executive Officer

CYBERARK SOFTWARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

CYBERARK SOFTWARE LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of CyberArk Software Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CyberArk Software Ltd. (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2022 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating critical audit matters below, providing separate opinions on critical audit matters or on the accounts or disclosures to which it relates.

Revenue recognition
Description of the Matter
As explained in Note 2 to the consolidated financial statements, the Company substantially generates revenues from providing the rights to access its SaaS solutions and licensing the rights to use its software products, maintenance and professional services. The Company enters into contracts with customers that include combinations of products and services, which are generally distinct and recorded as separate performance obligations. The transaction price is then allocated to the distinct performance obligations based on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred to the customer.

Auditing the Company's recognition of revenue involved a high degree of auditor judgment due to the effort to evaluate 1) the identification and determination of whether products and services, such as software licenses and related services, are considered distinct performance obligations that should be accounted for separately versus together and 2) the determination of stand-alone selling prices for each distinct performance obligation.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligations, and the determination of stand-alone selling prices for each distinct performance obligation.

Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management's application of significant accounting policies on the contracts. We tested management's identification of significant terms for completeness, including the identification and determination of distinct performance obligations. We also evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services and tested the mathematical accuracy of management's calculations of revenue.Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company`s auditor since 2000.
Tel-Aviv, Israel
March 10, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of CyberArk Software Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited CyberArk Software Ltd.'s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CyberArk Software Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 10, 2022 expressed an unqualified opinion thereon.
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
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
Tel-Aviv, Israel
March 10, 2022

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2020	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$499,992	$356,850
Short-term bank deposits	256,143	369,645
Marketable securities	196,856	199,933
Trade receivables (net of allowance for credit losses of $101 and $23 at December 31, 2020 and 2021, respectively)	93,128	113,211
Prepaid expenses and other current assets	15,312	22,225

Total current assets	1,061,431	1,061,864

LONG-TERM ASSETS:
Marketable securities	202,190	300,662
Property and equipment, net	18,537	20,183
Intangible assets, net	23,676	17,866
Goodwill	123,717	123,717
Other long-term assets	99,992	121,743
Deferred tax assets	32,809	47,167

Total long-term assets	500,921	631,338

TOTAL ASSETS	$1,562,352	$1,693,202

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2020	2021

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,250	$10,076
Employees and payroll accruals	52,169	75,442
Accrued expenses and other current liabilities	24,915	23,576
Deferred revenue	161,679	230,908

Total current liabilities	247,013	340,002

LONG-TERM LIABILITIES:
Convertible senior notes, net	502,302	520,094
Deferred revenue	80,829	86,367
Other long-term liabilities	24,920	20,227

Total long-term liabilities	608,051	626,688

TOTAL LIABILITIES	855,064	966,690

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2020 and 2021; Issued and outstanding: 39,034,759 shares and 40,041,870 shares at December 31, 2020 and 2021, respectively	101	104
Additional paid-in capital	481,992	588,937
Accumulated other comprehensive income	4,175	397
Retained earnings	221,020	137,074

Total shareholders' equity	707,288	726,512

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,562,352	$1,693,202

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2019	2020	2021

Revenues:
Subscription	$18,168	$56,425	$134,628
Perpetual license	221,955	176,061	115,738
Maintenance and professional services	193,772	231,945	252,551

	433,895	464,431	502,917

Cost of revenues:
Subscription	5,611	17,513	25,837
Perpetual license	7,900	4,925	3,904
Maintenance and professional services	49,104	60,133	63,566

	62,615	82,571	93,307

Gross profit	371,280	381,860	409,610

Operating expenses:

Research and development	72,520	95,426	142,121
Sales and marketing	184,168	219,999	274,401
General and administrative	52,308	60,429	71,425

Total operating expenses	308,996	375,854	487,947

Operating income (loss)	62,284	6,006	(78,337)
Financial income (expense), net	7,800	(6,395)	(12,992)

Income (loss) before taxes on income	70,084	(389)	(91,329)
Tax benefit (taxes on income)	(7,020)	(5,369)	7,383

Net income (loss)	$63,064	$(5,758)	$(83,946)

Basic net income (loss) per ordinary share	$1.68	$(0.15)	$(2.12)
Diluted net income (loss) per ordinary share	$1.62	$(0.15)	$(2.12)

Other comprehensive income (loss)

Change in net unrealized gains (losses) on marketable securities:
Net unrealized gains (losses) arising during the year	777	2,152	(3,405)

	777	2,152	(3,405)
Change in unrealized net gain (loss) on cash flow hedges:
Net unrealized gains arising during the year	1,538	2,676	1,702
Net gains reclassified into net income (loss)	(558)	(1,471)	(2,075)

	980	1,205	(373)

Other comprehensive income (loss), net of taxes of $(240), $(458) and $(516) for 2019, 2020 and 2021, respectively	1,757	3,357	(3,778)

Total comprehensive income (loss)	$64,821	$(2,401)	$(87,724)

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data and unless otherwise indicated)
	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2019	36,838,523	$95	$303,900	$(939)	$163,714	$466,770

Exercise of options and vested RSUs granted to employees	1,204,993	4	24,543	-	-	24,547
Equity component of convertible senior notes, net of tax	-	-	65,932	-	-	65,932
Purchase of capped calls	-	-	(53,648)	-	-	(53,648)
Other comprehensive income, net of tax	-	-	-	1,757	-	1,757
Share-based compensation	-	-	55,710	-	-	55,710
Net income	-	-	-	-	63,064	63,064

Balance as of December 31, 2019	38,043,516	$99	$396,437	$818	$226,778	$624,132

Exercise of options and vested RSUs granted to employees	991,243	2	13,094	-	-	13,096
Other comprehensive income, net of tax	-	-	-	3,357	-	3,357
Share-based compensation	-	-	72,461	-	-	72,461
Net loss	-	-	-	-	(5,758)	(5,758)

Balance as of December 31, 2020	39,034,759	$101	$481,992	$4,175	$221,020	$707,288

Exercise of options and vested RSUs granted to employees	1,007,111	3	10,940	-	-	10,943
Other comprehensive loss, net of tax	-	-	-	(3,778)	-	(3,778)
Share-based compensation	-	-	96,005	-	-	96,005
Net loss	-	-	-	-	(83,946)	(83,946)

Balance as of December 31, 2021	40,041,870	$104	$588,937	$397	$137,074	$726,512
The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Net income (loss)	$63,064	$(5,758)	$(83,946)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,646	15,475	14,228
Share-based compensation	55,517	71,849	95,436
Amortization of premium and accretion of discount on marketable securities, net	(47)	3,068	7,532
Deferred income taxes, net	(6,974)	(1,988)	(11,972)
Amortization of debt discount and issuance costs	1,966	17,183	17,792
Increase in trade receivables	(24,522)	(17,315)	(20,083)
Increase in prepaid expenses, other current and long-term assets and others	(14,321)	(20,487)	(38,219)
Increase in trade payables	1,571	558	1,499
Increase in short-term and long-term deferred revenue	40,821	45,397	74,767
Increase in employees and payroll accruals	7,337	7,846	23,821
Increase (decrease) in accrued expenses and other current and long-term liabilities	6,652	(9,059)	(6,115)

Net cash provided by operating activities	141,710	106,769	74,740

Cash flows from investing activities:
Investment in short-term and long-term deposits	(33,961)	(123,054)	(105,069)
Investment in marketable securities	(165,714)	(405,193)	(357,210)
Proceeds from sales and maturities of marketable securities	63,489	191,637	243,013
Purchase of property and equipment	(7,036)	(7,174)	(8,928)
Business acquisitions, net of cash acquired (Schedule A)	-	(68,603)	-

Net cash used in investing activities	(143,222)	(412,387)	(228,194)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	1,155	1,069	(789)
Proceeds from exercise of stock options	24,428	12,180	11,738
Proceeds from the issuance of convertible senior notes, net of issuance costs	560,107	-	-
Purchase of capped calls	(53,648)	-	-

Net cash provided by financing activities	532,042	13,249	10,949

Increase (decrease) in cash, cash equivalents and restricted cash	530,530	(292,369)	(142,505)
Effect of exchange rate differences on cash, cash equivalents and restricted cash	-	-	(689)

Cash, cash equivalents and restricted cash at the beginning of the year	261,883	792,413	500,044

Cash, cash equivalents and restricted cash at the end of the year	$792,413	$500,044	$356,850

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$27,926	$3,237	$-
Non-cash purchase of property and equipment	$960	$1,639	$2,165
Exercise of stock options	$119	$916	$127

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2019	2020	2021

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes, net	$10,548	$11,424	$8,404

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	792,363	499,992	356,850
Restricted cash included in other long-term assets	50	52	-

Total cash, cash equivalents and restricted cash	$792,413	$500,044	$356,850

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

b     In May 2020, the Company acquired all of the share capital of IDaptive Holdings, Inc. ("Idaptive") for total gross consideration of $68,603. Idaptive specializes in Identity and Access Management as a Service (IDaaS) which provides a comprehensive Artificial Intelligence (AI)-based and security-first approach to managing identities that is both adaptive and context-aware. The Company expensed the related acquisition costs of $2,932 substantially in general and administrative. Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Idaptive`s technology into the Company`s portfolio. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

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

F - 12

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.Principles of consolidation:

The consolidated financial statements include the financial statements of CyberArk Software Ltd. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

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

e.Short-term bank deposits:

Short-term bank deposits are deposits with maturities of up to one year. As of December 31, 2020 and 2021, the Company's bank deposits are denominated in U.S. dollars and New Israeli Shekels ("NIS") and bear yearly interest at weighted average rates of 0.86% and 0.72%, respectively. Short-term bank deposits are presented at their cost, including accrued interest.
F - 13

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

Starting January 1, 2020, the Company periodically evaluates its available-for-sale debt securities for impairment in accordance with ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in the Consolidated Statements of Comprehensive Income (Loss). If neither of these criteria are met, the Company determines whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.

During the years ended December 31, 2020 and 2021, no credit loss impairments have been identified.

For the year ended December 31, 2019, the Company's securities were reviewed for impairment in accordance with ASC No. 320-10-35. According to this standard, if such assets were considered to be impaired, the impairment charge was recognized in earnings when a decline in the fair value of its investments below the cost basis was judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities for the year ended December 31, 2019 were not OTTI.
F - 14

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

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2019, 2020 and 2021, no impairment losses have been identified.

i.Business combination:

The Company accounts for its business acquisitions in accordance with ASC No. 805, "Business Combinations." While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date, these estimates and assumptions are subject to refinement. The total purchase price allocated to the tangible and intangible assets acquired is assigned based on the fair values as of the date of the acquisition. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies` respective products and services. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

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

F - 15

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC No. 350, "Intangible-Goodwill and other" requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. The Company operates as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

For the years ended December 31, 2019, 2020 and 2021, no impairment losses were identified.

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

F - 16

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2020 and 2021, the amount recorded in accumulated other comprehensive income (loss) from the Company's currency forward and option transactions was $1,459, net of tax of $200 and $1,086, net of tax of $148, respectively.

As of December 31, 2021, the notional amounts of foreign exchange forward contracts into which the Company entered were $70,592. The foreign exchange forward contracts will expire by September 2022. The fair value of derivative instruments assets balances as of December 31, 2020 and 2021, totaled $1,654 and $1,318, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2020 and 2021, totaled $0 and $86, respectively.

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward transactions and holds foreign exchange deposits to economically hedge certain net asset balances in Euros, British Pounds Sterling, Canadian Dollars and NIS. Gains and losses related to such derivative instruments are recorded in financial income (expense), net. As of December 31, 2021, with respect to these transactions, the notional amounts of foreign exchange forward contracts into which the Company entered were $32,546. The foreign exchange forward contracts will expire by June 2022. The fair value of derivative instruments assets balances as of December 31, 2020 and 2021, totaled $0 and $751, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2020 and 2021 totaled $1,561 and $36, respectively.

For the years ended December 31, 2019, 2020 and 2021 the Company recorded financial income (expense), net from hedging transactions of $515, $(1,317) and $2,099, respectively.

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

F - 17

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the Company's employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits recorded as an asset on the Company's balance sheet under other long-term assets as of December 31, 2020 and 2021 is $4,952 and $5,227, respectively. The amount of accrued severance payable recorded as a liability on the Company's balance sheet under long-term liabilities as of December 31, 2020 and 2021 is $7,963 and $8,271, respectively.

Severance expenses for the years ended December 31, 2019, 2020 and 2021, amounted to $4,035, $4,813 and $6,368, respectively.

m.U.S. defined contribution plan:

The U.S. subsidiaries has a 401(k) defined contribution plan covering certain full time and part time employees in the U.S. who meet certain eligibility requirements, excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum, of the lesser of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $19.5 per year (for certain employees over 50 years of age the maximum contribution is $26 per year).

The U.S. subsidiaries matches amounts equal to 100% of the first 3% of the employee's compensation that they contribute to the defined contribution plan and 50% of the next 2% of their compensation that they contribute to the defined contribution plan with a limit of $11.4 per year per employee. For the years ended December 31, 2019, 2020 and 2021, the U.S. subsidiary recorded expenses for matching contributions of $2,697, $3,533 and $4,386, respectively.

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

F - 18

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

o.Revenue recognition:

The Company substantially generates revenues from providing the right to access its SaaS solutions and licensing the rights to use its software products, maintenance and professional services. Subscription revenues include Software as a Service ("SaaS") offerings and on-premise subscription (“Self-hosted subscription”). The Company sells its products through its direct sales force and indirectly through resellers. Payment is typically due within 30 to 90 calendar days of the invoice date.

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

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide products or services. The perpetual license and self-hosted subscription are distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

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

F - 19

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer. As of December 31, 2020 and 2021 $8,328 and $12,517 short-term unbilled receivables are included in trade receivables, and $15,530 and $1,873 long-term unbilled receivables are included in other long-term assets.

The Company allocates the transaction price to each performance obligation based on its relative standalone selling price. For maintenance, the Company determines the standalone selling price based on the price at which the Company separately sells a renewal contract. For professional services, the Company determines the standalone selling prices based on the prices at which the Company separately sells those services. For SaaS, self-hosted subscription and perpetual license products, the Company determines the standalone selling prices by taking into account available information such as historical selling prices, contract value, geographic location, and the Company's price list and discount policy.

Perpetual license and the license portion of self-hosted subscription are recognized at the point of time when the license is made available for download by the customer. Maintenance revenue related to perpetual license contracts and the maintenance component of the self-hosted subscription offering as well as SaaS revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years.. Professional services revenues substantially are recognized as the services are performed.

The following table presents the Company's revenue by category:

	December 31,
	2019	2020	2021

SaaS	$7,286	$24,305	$69,303
Self-hosted subscription*	10,882	32,120	65,325
Perpetual license	221,955	176,061	115,738
Maintenance and support	157,486	190,897	214,036
Professional services	36,286	41,048	38,515

	$433,895	$464,431	$502,917

* Self-hosted subscription also includes maintenance associated with self-hosted subscriptions.

For additional information regarding disaggregated revenues, please refer to Note 16 below.

Contract liabilities consist of deferred revenue and include unearned amounts received under maintenance and support contracts and professional services that do not meet the revenue recognition criteria as of the balance sheet date. Contract liabilities also include unearned, invoiced amounts in respect of SaaS and self-hosted subscription contracts whereby there is an unconditional right for the consideration. Deferred revenue are recognized as (or when) the Company performs under the contract. During the year ended December 31, 2021, the Company recognized $154,167 that were included in the deferred revenues balance as of December 31, 2020.

F - 20

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

The aggregate amount of the transaction price allocated to remaining performance obligations was $516 million as of December 31, 2021, out of which, the Company expects to recognize approximately 59% in 2022 and the remainder thereafter.

p.Deferred contract costs:

The Company pays sales commissions primarily to sales and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Based on its technology, customer contracts and other factors, the Company has determined the expected period of benefit to be approximately five years. Sales commissions for initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and amortized over the related contractual renewal period and aligned with the revenue recognized from these contracts. Amortization expense of these costs are substantially included in sales and marketing expenses.

For the year ended December 31, 2020 and 2021, the amortization of deferred contract costs was $39,592 and $43,236, respectively.

As of December 31, 2020 and 2021, the Company presented deferred contract costs from contracts which are for periods of less than 12 months of $3,079 and $801 in prepaid expenses and other current assets, respectively, and deferred contract costs in respect of contracts which are greater than 12 months of $48,716 and $96,619 in other long-term assets, respectively.

q.Trade Receivable and Allowances:

Trade receivables include original invoiced amounts less an allowance for any potential uncollectible amounts and less invoiced amounts from maintenance and professional services contracts that have not yet been recognized. Trade receivables also include unbilled receivables amounts that will be paid in the following year. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company's consolidated statements of income (loss).
F - 21

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.Leases:

In accordance with ASU No. 2016-02, "Leases (Topic 842)", the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The Company's IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

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
F - 22

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.Internal use software and website development cost:

The Company capitalizes qualifying costs associated with the development of its website and incurred during the application development stage related to software developed for internal-use in accordance with ASC No. 350-40 "Internal-use Software" ("ASC No. 350-40"). These costs are capitalized based on qualifying criteria. Such costs are amortized over the software's estimated life of three to five years. Costs incurred to develop software applications consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the development or implementation of the software. Capitalized internal-use software and website costs are included in property and equipment, net in the consolidated balance sheets.

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

u.     Advertising and marketing expenses:

Advertising and marketing expenses consist primarily of marketing campaigns and tradeshows. Advertising and marketing expenses are charged to the statement of comprehensive income (loss), as incurred. Advertising and marketing expenses for the years ended December 31, 2019, 2020 and 2021, amounted to $20,055, $22,082 and $27,504, respectively.

v.Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation" ("ASC No. 718"). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods, which is generally the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued service. If vesting is subject to a performance condition, recognition is based on the implicit service period of the award. Expense for awards with performance conditions is estimated and adjusted on a quarterly basis based upon the assessment of the probability that the performance condition will be met and is recognized on a graded vesting basis.

F - 23

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its option awards and Employee Share Purchase Plan ("ESPP"). The fair value of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") without market conditions, is based on the closing market value of the underlying shares at the date of grant. For PSUs subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.

The Black-Scholes-Merton and Monte Carlo models require a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The Company recognizes forfeitures of equity-based awards as they occur. For graded vesting awards subject to service conditions, the Company recognizes compensation cost using the straight-line attribution method.

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

x.Basic and diluted net income (loss) per share:

Basic net income (loss) per ordinary share is computed by dividing net income (loss) for each reporting period by the weighted-average number of ordinary shares outstanding during each year. Diluted net income (loss) per ordinary share is computed by dividing net income (loss) for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 "Earnings Per Share". The Company experienced a loss in the years ended December 31, 2020 and 2021; hence all potentially dilutive ordinary shares were excluded due to their anti-dilutive effect.

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
F - 24

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

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States are in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and the Company believes that the financial institutions that hold the Company's cash deposits are financially sound and, accordingly, bear minimal risk.

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

F - 25

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

As of December 31, 2021, the estimated fair value of the Company’s convertible senior notes, net as further described in Note 11, was determined based on the closing quoted price of the convertible senior note, net as of the last day of trading for the period, and is considered Level 2 measurement.
F - 26

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.Recently adopted accounting standards:

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): "Simplifying the Accounting for Income Taxes". The new standard simplifies the accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted.

The Company adopted the standard beginning January 1, 2021. The standard did not have a material impact on the consolidated financial statements.

ac.Recently issued accounting standards:

In August 2020, the FASB issued  ASU No. 2020-06, “Debt - Debt with Conversion and Other Options (subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (subtopic 815-40).” The new standard reduces the number of accounting models in ASC 470-20 that require separate accounting for embedded conversion features. As a result, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the effective interest rate of convertible debt instruments will be closer to the coupon interest rate. Further, the diluted net income per share calculation for convertible instruments will require the Company to use the if-converted method. The treasury stock method should no longer be used to calculate diluted net income per share for convertible instruments.

The Company adopted ASU 2020-06 on January 1, 2022 using the modified retrospective method. Adoption of the new standard is expected to result in an increase of retained earnings in an amount of $26,602, a decrease of additional paid-in capital in an amount of $65,932, an increase of convertible senior notes, net, in an amount of $46,270 and a decrease of deferred tax liabilities, net, in an amount of $6,940. Interest expense recognized in future periods will be reduced as a result of accounting for the convertible debt instrument as a single liability measured at its amortized cost.

F - 27

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". The standard requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance .” The new standard improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity's financial statements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. Early adoption is permitted. The Company does not expect the adoption of the standard will have a material impact on its consolidated financial statements.

ad.Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation. Also, beginning in the first quarter of 2021, the Company revised the presentation of its lines of revenue and cost of revenue. The Company believes that the revised categories for revenue and cost of revenue as presented on the income statement align with how management evaluates the business and the shift toward recurring revenues. The new revenue lines consist of (a) Subscription revenue, which represents SaaS and self-hosted subscription revenue including the license portion of self-hosted subscription revenue and the ratable maintenance component of self-hosted subscription revenue, (b) Perpetual license revenue and (c) Maintenance and professional services revenue, which represents the maintenance component related to perpetual license sales and professional services revenue.
F - 28

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:-MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2020 and 2021:

	December 31, 2020
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$354,775	$(115)	$3,004	$357,664
Government debentures	41,185	(17)	214	41,382

Total	$395,960	$(132)	$3,218	$399,046

	December 31, 2021
	Amortized cost	Gross unrealized losses*)	Gross unrealized gains	Fair value

Corporate debentures	$453,927	$(1,493)	$881	$453,315
Government debentures	47,450	(254)	84	47,280

Total	$501,377	$(1,747)	$965	$500,595

*) Out of the total unrealized losses, an amount of $16 has been in a continuous unrealized loss position for twelve months or longer.

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2020 and 2021, by contractual years-to maturity:

	December 31,
	2020		2021
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$196,587	$196,856	$199,883	$199,933
Due between one and four years	199,373	202,190	301,494	300,662

	$395,960	$399,046	$501,377	$500,595
F - 29

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4:-PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2020	2021

Prepaid expenses	$7,346	$15,566
Hedging transaction assets	1,654	2,069
Government authorities	1,720	3,365
Deferred commissions	3,079	801
Other current assets	1,513	424

	$15,312	$22,225

NOTE 5:-PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2020	2021

Cost:
Computers, software and related equipment *)	$25,828	$35,290
Leasehold improvements	7,490	7,739
Office furniture and equipment	3,870	4,090

	37,188	47,119

Less - accumulated depreciation	18,651	26,936

Depreciated cost	$18,537	$20,183

*) For the years ended December 31, 2020 and 2021, the Company capitalized $3,369 and $4,160 including $612 and $569 of share-based compensation costs, relating to its internal use software and website development, respectively.

Depreciation expense amounted to $5,057, $6,634 and $8,418 for the years ended December 31, 2019, 2020 and 2021, respectively.

F - 30

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:-GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Changes in the carrying amount of goodwill:

	December 31,
	2020	2021

Balance as of beginning of the year	$82,400	$123,717
Goodwill acquired	41,317	-

Closing balance	$123,717	$123,717

The composition of intangible assets is as follows:

	December 31,
	2020	2021

Original amount:

Technology	$39,625	$39,625
Customer relationships	9,586	9,586
Other	664	664

	49,875	49,875

Less - accumulated amortization	26,199	32,009

Intangible assets, net	$23,676	$17,866

Amortization expense amounted to $5,589, $8,841 and $5,810 for the years ended December 31, 2019, 2020, and 2021, respectively.

As of December 31, 2021, the weighted-average remaining useful lives (in years) of Technology and Customer relationships was 3.3 and 9.8, respectively.

The estimated future amortization expense of intangible assets as of December 31, 2021 is as follows:

2022	4,877
2023	4,329
2024	4,282
2025	1,849
2026	441
Thereafter	2,088

$17,866

F - 31

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7:-ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2020	2021

Government authorities	$4,871	$3,839
Accrued expenses	6,825	8,771
Unrecognized tax benefits	4,633	3,870
Lease liability, current	7,025	6,974
Hedging transaction liabilities	1,561	122

	$24,915	$23,576

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

b.     Bank guarantees:

The Company obtained bank guarantees of $1,716 primarily in connection with an office lease agreement.

c.     Non-cancelable material purchase obligations:

The Company entered into a non-cancelable material agreement for the receipt of cloud infrastructure services, effective as of April 2021 through March 2024. As of December 31, 2021, the Company’s outstanding contractual commitment is $38,125.
F - 32

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:-LEASES

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 4.5 years, some of which may include options to extend the leases for up to an additional 8 years.

The components of operating lease costs were as follows:

	Year ended December 31,
	2020	2021

Operating lease cost	$6,495	$7,224
Short-term lease cost	1,709	1,188
Variable lease cost	1,193	1,302
Sublease income	(273)	(195)

Total net lease costs	$9,124	$9,519

Supplemental balance sheet information related to operating leases is as follows:

	Year ended December 31,
	2020	2021

Operating lease ROU assets (under other long-term assets in the balance sheets)	$20,363	$14,159
Operating lease liabilities, current	$7,025	$6,974
Operating lease liabilities, long-term (under other long-term liabilities in the balance sheets)	$16,202	$10,239
Weighted average remaining lease term (in years)	3.8	2.9
Weighted average discount rate	1.7%	1.7%

Lease liability as of December 31, 2021, is as follows:

December 31, 2021

2022	$7,017
2023	6,121
2024	3,872
2025	389
2026	197

Total undiscounted lease payments	17,596
Less: imputed interest	(383)

Present value of lease liabilities	$17,213
F - 33

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:-FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities for the years ended December 31, 2020 and 2021:

	December 31,
	2020			2021
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$260,940	$-	$260,940	$204,367	$-	$204,367
Corporate debentures	-	-	-	-	1,818	1,818
Commercial paper	-	13,555	13,555	-	14,076	14,076

Marketable securities:
Corporate debentures and commercial paper	-	357,664	357,664	-	453,315	453,315
Government debentures	-	41,382	41,382	-	47,280	47,280

Total assets measured at fair value	$260,940	$412,601	$673,541	$204,367	$516,489	$720,856

As of December 31, 2021, the estimated fair value of the Company's convertible senior notes, as further described in Note 11, was $729.8 million. The fair value was determined based on the closing quoted price of the convertible senior notes as of the last day of trading for the period, and is considered Level 2 measurement. The fair value of the convertible senior notes is primarily affected by the trading price of the Company`s common stock and market interest rates.

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

(1)

During any calendar quarter commencing after the calendar quarter ending on March 31, 2020 (and only during such calendar quarter), if the last reported sale price of the Company's ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

F - 34

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:-CONVERTIBLE SENIOR NOTES, NET (Cont.)

(2)

During the five business day period after any 10 consecutive trading day period ("measurement period") in which the trading price, determined pursuant to the terms of the Convertible Notes, per $1 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day;

(3)

If the Company calls such Convertible Notes for redemption in certain circumstances, at any time prior to the close of business on the third scheduled trading day immediately preceding the redemption date; or

(4)	Upon the occurrence of specified corporate events.

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

F - 35

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- CONVERTIBLE SENIOR NOTES, NET (Cont.)

During the year ended December 31, 2021, the conditions allowing holders of the Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2021 and are classified as long-term liability.

The net carrying amount of the liability and equity components of the Convertible Notes for the periods presented is as follows:

	December 31,
	2020	2021
Liability component:

Principal amount	$575,000	$575,000
Unamortized discount	(62,356)	(46,976)
Unamortized issuance costs	(10,342)	(7,930)

Net carrying amount	$502,302	$520,094

Equity component, net of issuance costs of $2,046 and deferred taxes of $11,022	$65,932	$65,932

Interest expense related to the Convertible Notes was as follows:

	December 31,
	2020	2021
Amortization of debt discount	$14,931	$15,380
Amortization of debt issuance costs	2,252	2,412
Total interest expense recognized	$17,183	$17,792

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

F - 36

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- CONVERTIBLE SENIOR NOTES, NET (Cont.)

As the Capped Call Transactions are considered indexed to the Company's stock and are considered equity classified, they are recorded in shareholders' equity on the consolidated balance sheet and are not accounted for as derivatives. The cost of the Capped Call Transactions was approximately $53.6 million and was recorded as a reduction to additional paid-in capital.

NOTE 12:-SHAREHOLDERS' EQUITY

a.Composition of share capital of the Company:

	December 31,
	2020		2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.01 par value each	250,000,000	39,034,759	250,000,000	40,041,870

b.Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

c.Share-based compensation:

On January 1, 2021, the Company's ESPP became effective. The ESPP enables eligible employees and eligible employees of designated subsidiaries to elect to have payroll deductions made during a six-month offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The total number of ordinary shares initially reserved under the ESPP as of January 1, 2021 was 125,000 shares ("the ESPP Share Pool"). In connection with establishing the ESPP, the Company correspondingly reduced the number of shares available under the  Company's 2014 share incentive plan (the "2014 Plan") by 125,000. On January 1 of each year between 2022 and 2026 the ESPP Share Pool will be increased by a number of ordinary shares equal to the lowest of (i) 1,000,000 shares, (ii) 1% of the Company's outstanding shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of shares determined by the Company's board of directors. The applicable purchase price will be no less than 85% of the lesser of the fair market value of the Company's ordinary shares on the first day or the last day of the purchase period.

Under the 2014 Plan and ESPP, options, RSUs, PSUs and other share-based awards may be granted to employees, officers, non-employee consultants and directors of the Company.

Under the 2014 Plan and ESPP, as of December 31, 2021, an aggregate number of 1,333,148 ordinary shares were reserved for future grant. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 Plan.
F - 37

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2019, 2020 and 2021 is comprised as follows:

	Year ended December 31,
	2019	2020	2021

Cost of revenues	$5,690	$8,734	$11,158
Research and development	10,960	14,691	20,498
Sales and marketing	20,976	28,220	38,546
General and administrative	17,891	20,204	25,234

Total share-based compensation expense	$55,517	$71,849	$95,436

The total unrecognized compensation cost amounted to $209,367 as of December 31, 2021 and is expected to be recognized over a weighted average period of 2.72 years.

d.Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2021 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of December 31, 2020	648,773	$62.09	5.94	$64,555

Granted	22,600	162.24
Exercised	197,667	55.35
Forfeited	12,854	101.87

Balance as of December 31, 2021	460,852	68.78	5.44	48,261

Exercisable as of December 31, 2021	390,954	$60.05	4.95	$44,269

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

F - 38

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

The following tables set forth the parameters used in computation of the options and ESPP compensation to employees for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
Options	2019	2020	2021

Expected volatility	48%	40%-41%	44%-46%
Expected dividends	0%	0%	0%
Expected term (in years)	5.90-6.10	4.02-4.20	3.65-3.88
Risk free rate	1.49%-2.49%	0.22%-1.61%	0.49%-0.99%

	Year ended December 31,
ESPP	2019	2020	2021

Expected volatility	-	-	33.63%
Expected dividends	-	-	0%
Expected term (in years)	-	-	0.5
Risk free rate	-	-	0.1%

A summary of options data for the years ended December 31, 2019, 2020 and 2021, is as follows:

	Year ended December 31,
	2019	2020	2021

Weighted-average grant date fair value of options granted	$55.43	$33.82	$55.50
Total intrinsic value of the options exercised	$45,326	$18,790	$20,742

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the fair value of an ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

F - 39

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

e.A summary of RSUs and PSUs activity for the year ended December 31, 2021 is as follows:

	Amount of RSUs and PSUs	Weighted average grant date fair value

Unvested as of December 31, 2020	2,121,633	$98.67

Granted	1,111,672	$143.69
Vested	809,444	$90.16
Forfeited	244,147	$109.88

Unvested as of December 31, 2021	2,179,714	$123.54

The total fair value of RSUs and PSUs vested (based on fair value of the Company's ordinary shares at vesting date) during the years ended December 31, 2019, 2020 and 2021 was $67,737, $76,027 and $113,918, respectively.

NOTE 13:-INCOME TAXES

CyberArk Software Ltd.'s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Corporate tax in Israel:

Ordinary taxable income is subject to a corporate tax rate of 23% for the years 2019-2021.

b.Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2019	2020	2021

Domestic income (loss)	$52,254	$(12,643)	$(113,339)
Foreign income	17,830	12,254	22,010

	$70,084	$(389)	$(91,329)
F - 40

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2020	2021
Deferred tax assets:

Carry-forwards losses and credits	$36,314	$42,202
Capital losses carry-forwards	94	96
Research and development expenses	2,521	11,848
Deferred revenues	10,345	11,005
Intangible assets	8,037	7,730
Share-based compensation	11,547	15,046
Operating lease liability	1,351	1,088
Accruals and other	3,695	4,638

Gross deferred tax assets before valuation allowance	73,904	93,653

Less: Valuation allowance	19,591	20,614

Total deferred tax assets	$54,313	$73,039

Deferred tax liabilities:

Intangible assets	$1,606	$2,189
Convertible senior notes	8,724	6,946
Deferred commission	8,251	14,969
Operating lease ROU asset	1,254	827
Property and equipment and other	1,669	941

Gross deferred tax liabilities	$21,504	$25,872
Net deferred tax assets	$32,809	$47,167

As of December 31, 2021, $55,505 of undistributed earnings held by the Company's foreign subsidiaries are designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to Israeli income taxes and to foreign withholding taxes and an adjustment for foreign tax credits. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

F - 41

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

d.Income taxes are comprised as follows:

	Year ended December 31,
	2019	2020	2021

Current	$13,994	$7,357	$4,589
Deferred	(6,974)	(1,988)	(11,972)

	$7,020	$5,369	$(7,383)
	Year ended December 31,
	2019	2020	2021

Domestic	$8,093	$(1,431)	$(12,171)
Foreign	(1,073)	6,800	4,788

	$7,020	$5,369	$(7,383)

e.A reconciliation of the Company's theoretical income tax expense (benefit) to actual income tax expense (benefit) is as follows:

	Year ended December 31,
	2019	2020	2021

Income (loss) before income taxes	$70,084	$(389)	$(91,329)

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical income tax expense (benefit)	16,119	(89)	(21,006)

Excess tax benefits related to share-based compensation	(6,391)	(3,645)	(4,424)
Non-deductible expenses	3,002	3,054	3,988
Intra-entity intellectual property transfer	-	5,036	-
Valuation allowance	-	-	1,896
Unrecognized tax benefits	1,343	(322)	(1,638)
Foreign and preferred enterprise tax rates differential	(6,717)	1,714	12,171
Impact of CARES Act	-	(683)	-
Prior years and others	(336)	304	1,630

Income tax expense (tax benefit)	$7,020	$5,369	$(7,383)
F - 42

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

f.Net operating loss carry-forwards:

As of December 31, 2021, the Company had net operating losses substantially derived from excess tax benefits from share-based payments and capital tax losses, totaling $148,689 and $258, respectively, out of which $141,209 and none of the losses, respectively, were federal net operating losses attributed to the U.S. subsidiary. The rest were attributed to Israel, can be carried forward indefinitely and resulted mainly from acquisitions made by the Company. Out of these federal net operating losses attributed to the U.S. subsidiary, $45,955 are subject to up to 20-year carryforward period. The remaining $95,254 can be carried forward indefinitely, but are subject to the 80% taxable income limitation upon utilization. Utilization of some of these U.S. net operating losses is subject to annual limitation due to the "change in ownership" provisions of the U.S. Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

g.Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

As of December 31, 2021, approximately $16,353 was derived from tax exempt profits earned by the Company's "Approved Enterprises" and "Beneficiary Enterprise". The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company's "Approved Enterprises" and "Beneficiary Enterprises" as such income is essentially permanently reinvested.

If the Company's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Law for the Encouragement of Capital Investments ("Investment Law") and an income tax liability of up to $4,015 would be incurred as of December 31, 2021.

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investment Law regimes through regulations approved on May 1, 2017 and that have come into effect from January 1, 2017.

Applicable benefits under the new regime include:

-Introduction of a benefit regime for "Preferred Technology Enterprises" ("PTE") granting a 12% tax rate in central Israel – on qualified income deriving from Benefited Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets.

-A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more.

F - 43

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

In addition the company received a ruling from the Israeli tax authorities which approves the PTE's benefits.

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

i.Tax Benefits for Research and Development:

Section 20A to the Israeli Income Tax Ordinance allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company's business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. As for expenses incurred in scientific research that is not approved by the relevant Israeli government ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the above mentioned benefit for the majority of its research and development expenses.

j.Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"):

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

F - 44

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:- INCOME TAXES (Cont.)

k.Tax assessments:

As of December 31, 2021, the Company has reached a corporate tax assessment agreement with the Israeli Tax Authorities in relation to tax years 2016 through 2018, as reflected below in the unrecognized tax benefits schedule. As of the date of the approval of the financial statements, the Company is under a corporate tax assessment by the Israeli Tax Authorities for the tax years 2019 and 2020.

As of that date, the U.K. subsidiary's tax years until December 31, 2019 are subject to statutes of limitation effective in the U.K.

For the U.S. subsidiary's tax years ended December 31, 2018 through 2021, statute of limitation have not yet expired. For companies acquired by the U.S. subsidiary, there are open loss years from 2018 through 2020.

l.Unrecognized tax benefits:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2019	2020	2021

Opening balance	$1,993	$3,728	$4,633
Decrease related to settlements with taxing authorities	-	(796)	(2,382)
Increase related to prior year tax positions	120	74	976
Decrease related to expiration of statutes of limitations	(242)	(92)	-
Increase related to current year tax positions	1,857	1,719	643

Closing balance	$3,728	$4,633	$3,870

During the years ended December 31, 2019, 2020 and 2021, the Company recorded $47, $21 and $(21), respectively, for interest expense (income) related to uncertain tax positions. As of December 31, 2020 and 2021, accrued interest was $133 and $112, respectively.

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
F - 45

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:-FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2019	2020	2021

Bank charges	$(274)	$(275)	$(250)
Exchange rate income (loss), net	(803)	683	(509)
Interest income	10,843	10,380	5,559
Amortization of debt discount and issuance costs	(1,966)	(17,183)	(17,792)

Financial income (expense), net	$7,800	$(6,395)	$(12,992)

NOTE 15:-BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

	Year ended December 31,
	2019	2020	2021
Numerator:

Net income (loss) available to shareholders of ordinary shares	$63,064	$(5,758)	$(83,946)

Denominator:
Shares used in computing basic net income (loss) per ordinary shares	37,586,387	38,628,770	39,645,453
	Year ended December 31,
	2019	2020	2021
Numerator:

Net income (loss) available to shareholders of ordinary shares	$63,064	$(5,758)	$(83,946)

Denominator:
Shares used in computing diluted net income (loss) per ordinary shares	38,890,108	38,628,770	39,645,453

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the computation of diluted net income (loss) per ordinary share due to their antidilutive effect was 495,975, 2,823,985 and 2,734,308 for the years ended December 31, 2019, 2020 and 2021, respectively.

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
F - 46

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

The following tables present total revenues for the years ended December 31, 2019, 2020 and 2021 and long-lived assets as of December 31, 2020 and 2021:

Revenues:

	Year ended December 31,
	2019	2020	2021

United States	$233,945	$246,811	$253,811
Israel	7,827	7,312	7,416
United Kingdom	36,146	33,101	35,530
Europe, the Middle East and Africa *)	85,757	101,453	120,382
Other	70,220	75,754	85,778

	$433,895	$464,431	$502,917

For the years ended December 31, 2019, 2020 and 2021, no single customer contributed more than 10% to the Company's total revenues.

Long-lived assets, including property and equipment, net and operating lease right-of-use assets:

	December 31,
	2020	2021

United States	$9,363	$6,813
Israel	26,438	24,391
United Kingdom	1,756	1,294
Europe, the Middle East and Africa *)	274	474
Other	1,069	1,370

	$38,900	$34,342

*)Excluding United Kingdom and Israel

- - - - - - - - -