Form 20-F
period 2022-12-31
CyberArk Software Ltd.
filed 2023-03-02
CIK 1598110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, the registrant had outstanding 41,028,571 ordinary shares, par value NIS 0.01 per share.

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

Yes ☐       No ☒

CYBERARK SOFTWARE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

INTRODUCTION

In this annual report, the terms “CyberArk,” “we,” “us,” “our” and “the Company” refer to CyberArk Software Ltd. and its subsidiaries.

This annual report includes statistical, market and industry data and forecasts that we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors” in this annual report. Additionally, website and document references throughout this annual report are provided for convenience only, and the content on the referenced websites or documents is not incorporated by reference into this annual report unless expressly stated.

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of CyberArk Software Ltd. CyberArk® is our registered trademark in the United States and many other countries. We have several other trademarks, service marks and pending applications relating to our solutions. In particular, although we have omitted the “®” and “™” trademark designations in this annual report from each reference to our Privileged Access Security (PAS) solutions, including Privileged Access Manager, Vendor Privileged Access Manager, Privileged Session Manager (PSM), Enterprise Password Vault (EPV), PrivateArk, Privilege Cloud, CyberArk DNA (Discovery and Audit), Privileged Threat Analytics (PTA), Endpoint Privilege Manager (EPM), Sensitive Information Management (SIM), Cloud Entitlements Manager (CEM) and Dynamic Privileged Access (DPA), Secret Management Solutions, including Conjur Secrets Manager Enterprise, Conjur Secrets Manager Open Source, Conjur Cloud, Credential Providers, Secrets Hub, Secretless and Secretless Broker; Access Management Solutions, including CyberArk Identity, Workforce Identity, Customer Identity, Identity Flows and Secure Web Sessions, and C3 Alliance, all rights to such names and trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	changes to the drivers of our growth and our ability to adapt our solutions to IT security market demands;

•	fluctuation in our quarterly results of operations due to variability in revenues;

•	our ability to sell into existing and new customers and industry verticals;

•	an increase in competition;

•	unanticipated product vulnerabilities or cybersecurity breaches of our, or our customers’ or partners’ systems;

•	the successful operation of our business as a subscription company and our dependence on annual recurring revenue;

•	risks related to our compliance with privacy and data protection laws and regulations;

•	prolonged economic uncertainties or downturns;

•	our ability to hire, train, retain and motivate qualified personnel;

•	our reliance on third-party cloud providers for our operations and SaaS solutions;

•	our history of incurring net losses and our ability to achieve profitability in the future;

•	the successful transition in executive leadership;

•	risks related to sales made to government entities;

•	our ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions;

•	regulatory and geopolitical risks associated with our global sales and operations and changes in regulatory requirements or fluctuations in currency exchange rates;

•	the continued uncertainty of the COVID-19 pandemic and its impact on global and regional economies;

•	our ability to expand our sales and marketing efforts and expand our channel partnerships across existing and new geographies;

•	the ability of our products to help customers achieve and maintain compliance with government regulations or industry standards;

•	risks related to intellectual property claims or our ability to protect our proprietary technology and intellectual property rights;

•	risks related to stock price volatility or activist shareholders;

•	any failure to retain our “foreign private issuer” status or the risk that we may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”;

•	risks related to our Convertible Notes, including the potential dilution to existing shareholders and our ability to raise the funds necessary to pay amounts due under our Convertible Notes;

•	our expectation to not pay dividends on our ordinary shares for the foreseeable future; and

•	risks related to our incorporation and location in Israel.

In addition, you should consider the risks provided under “Item 3.D. Risk Factors” in this annual report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Additionally, we may provide information herein that is not necessarily “material” under the U.S. federal securities laws for Securities Exchange Commission reporting purposes, but that is informed by various environmental, social and governance (“ESG”) standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.  Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.          [Reserved]

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

We offer identity security solutions, centered on privileged access, that safeguard privileged accounts’ credentials and secrets, secure access across both human and non-human identities, and manage entitlements and secure access to cloud environments. If customers do not recognize the benefit of our solutions as a critical layer of an effective security strategy, our revenues may decline, which could cause our share price to decrease in value. Security solutions such as ours, which aim to disrupt cyberattacks by insiders and external perpetrators that have penetrated an organization’s IT environment, represent a security layer designed to respond to advanced threats and provide more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive data and technology assets.  We expect that our customers, and thereby our solutions, will face new and increasingly sophisticated methods of attack, particularly given the increasing complexity of IT environments, increased attacks from foreign nation-state actors and the proliferation of privileged access across identities. We face significant challenges in ensuring that our solutions effectively identify and respond to sophisticated attacks while avoiding disruption to our customers’ businesses. As a result, we must continually modify, improve, and invest in our products and services in response to market and technology trends and evolvement, including obtaining interoperability with existing or newly introduced technologies and systems, to ensure we are meeting market needs and continuing to provide valuable solutions that can be deployed in a variety of IT environments, including cloud and hybrid.

We cannot guarantee that we will be able to anticipate future market needs and opportunities, or be able to develop or acquire product enhancements or new products or services to meet such needs or opportunities in a timely manner or at all. Additionally, we cannot guarantee that we will be able to comply with new regulatory requirements (see “—The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.”). Furthermore, new technologies and solutions that may make our solutions obsolete may be introduced into the market, lowering the demand for our products and reducing our sales. Even if we are able to anticipate, develop and commercially introduce new features and products and ongoing enhancements to our existing products, there can be no assurance that such enhancements or new solutions will achieve widespread market acceptance. Delays in developing, completing or delivering new or enhanced solutions could cause our offerings to be less competitive, impair customer acceptance of our solutions and result in delayed or reduced revenue and share price decline.

Our quarterly results of operations may fluctuate for a variety of reasons. We may, as a result, fail to meet publicly announced financial guidance or other expectations about our business, which could cause our ordinary shares to decline in value.

We began transitioning our business to a subscription model in January 2021, reaching our subscription selling goals in the first quarter of 2022.  We continue to offer our customers multiple software and delivery models. We recognize revenue differently based on the composition of the selected offering. Specifically, we recognize revenue from the license portion of self-hosted subscriptions upon the commencement of the subscription period. The revenue recognition associated with the license portion of self-hosted subscription within a certain quarter is impacted by the duration of the contract. We recognize revenue from SaaS subscriptions and from maintenance services for self-hosted subscription or perpetual licenses ratably, over the period of the subscription or maintenance contract.  While a relatively small and declining percentage of our bookings are from perpetual licenses this revenue is recognized upon delivery. The mix of our subscription and perpetual bookings and the mix of self-hosted and SaaS subscriptions in any given quarter may be difficult to predict and may cause trends in revenue recognition to lag those in sales, potentially causing us to fall short of investor expectations for revenue even while meeting or exceeding periodic sales targets.

A meaningful portion of our quarterly revenues is typically generated through transactions of significant size, and purchases of our solutions and services often occur at the end of each quarter. We also experience quarterly and annual seasonality in our sales, demonstrated by increased sales in the third month of each quarter relative to the first two months, and increased sales in the fourth quarter of each year. The timing in which SaaS deals close may further exacerbate the seasonality impact on reported revenues due to the ratable recognition. In addition, our sales cycle can be intensely competitive and last several quarters from proof of concept to the actual sale and initial delivery of our solutions to our customers. The sales cycle can be even longer, less predictable and more resource-intensive for larger sales, or with customers implementing complex digital transformation strategies or facing a complex set of compliance and user requirements. Customers may require additional internal committee or executive approvals, extensive security reviews, longer product trial periods and prolonged contract negotiation before making a final purchase, all of which has intensified with the increased volume of SaaS transactions, which are subject to even greater scrutiny.

At times, sales have occurred in a quarter that was either earlier than, or subsequent to, the anticipated quarter, and some sale opportunities that were expected to close did not close at all. A failure to close a large transaction in a particular quarter may adversely impact our revenues in that quarter and, in case of a large subscription transaction pending, may adversely impact our revenues and cash flow in subsequent quarters. Closing an exceptionally large transaction in a certain quarter may disproportionately increase our revenues in that quarter, which may make it more difficult for us to meet growth rate expectations in subsequent quarters. Furthermore, even if we close a sale during a given quarter, we may be unable to recognize the revenues derived from such sale during the same period due to our revenue recognition policy. As a result of the foregoing factors, the timing of closing sales cycles and the associated revenue from such sales can be difficult to predict and may cause us to miss our guidance or fall short of market expectations. This may result in the decline of the price of our ordinary shares.

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

o          the impact of economic, social, or political conditions, including conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations, and inflation, and the resulting effect on the demand for our solutions and on our expected revenue growth rates and costs (see “—Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.”).

o          the ability of our support and customer success operations to keep pace with sales to new and existing customers and the expansion of our solution portfolio and to satisfy customer demands for consultancy and professional services;

o          our ability to successfully expand our business globally;

o          the release, timing, and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the cybersecurity market, including consolidation among our competitors;

o          the introduction of new accounting pronouncements or changes in our accounting policies or practices;

o          changes in our pricing policies or those of our competitors;

o          the size and discretionary nature of our prospective and existing customers’ IT budgets; and

o          ongoing effects from the COVID-19 pandemic or other public health crises, and the global economic changes caused by it (see “—The COVID-19 pandemic, measures taken in response to it and the resulting global economic environment have adversely affected, and may adversely affect in the future, our business, financial condition, and results of operations.”);

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

Our success and continued growth will depend, in part, on our ability to acquire a sufficient number of new customers while maintaining and expanding our revenues from existing customers, by renewing contracts for our solutions and selling incremental or new solutions to existing customers. If we are unable to succeed in such efforts, we will likely be unable to generate revenue growth at desired or projected rates. In addition, competition in the industry may lead us to acquire fewer new customers or result in us providing more favorable commercial terms to new or existing customers. Macroeconomic effects may also affect our ability to maintain our customer base and expand it, while also impacting our renewal rates and associated annual cost increases.

As we expand our market reach to gain new business, including entering the Access Management market, securing DevOps environments, and expanding into Cloud Privilege Security, we may experience difficulties in gaining traction and raising awareness among potential customers or in maintaining a market leadership position and obtaining industry analyst recognition, or we may face more competitive pressure in such markets. As a result, it may be difficult for us to add new customers to our customer base, retain our existing customers and generate increased growth from sales of these solutions.

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

Further, any changes in compliance standards or audit requirements that reduce the priority for the types of controls, security, monitoring and analysis that our solutions provide would adversely impact demand for our solutions. Additional factors that impact our ability to acquire new customers or sell additional products and services to our existing customers include the consumption of their past purchases, a reduction in the perceived need for IT security, the size or prioritization of our prospective and existing customers’ IT budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, changes in our pricing or licensing models that may impact the size of new business transactions, a downgrade of our recognized industry leadership position by industry analysts and general economic conditions. These factors may have a material negative impact on future revenues and operating results.

We face intense competition from a wide variety of IT security vendors operating in different market segments and across diverse IT environments. This may challenge our ability to maintain or improve our competitive position or to meet planned growth rates.

The IT Security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with multiple established and emerging companies that offer a broad array of cybersecurity products and employ different approaches and delivery models. Specifically, our Identity Security Platform competes across a variety of markets and competitors, including, but not limited to:

•	Privileged Access Management (PAM), including Endpoint Privilege Management, such as Delinea and BeyondTrust;

•	Identity and Access Management, such as Okta and Microsoft; and

•	Secrets Management (including broad DevOps solutions), such as Hashi Corporation.

The IT Security market’s maturity and growth could also make it appealing for new players, such as large or emerging cybersecurity vendors or those in related markets (Endpoint, Cloud Security, DevOps or Infrastructure as a Service (IaaS)), to enter markets where we specialize. Additionally, potential consolidation among cybersecurity vendors may create an opportunity for our competitors to provide a greater breadth of offerings, including more integrations and bundled products. This may create a competitive disadvantage, regardless of the performance and features of our offerings if customers prefer to utilize one vendor for multiple cybersecurity capabilities. Furthermore, organizations continuously evaluate their security priorities and investments and may allocate their IT security budgets to other solutions and strategies, including solutions offered by our competitors, and may not adopt or expand use of our solutions. Accordingly, we may also compete for budget priority, to a certain extent, with other cybersecurity solutions offered by Microsoft, Palo Alto Networks, and CrowdStrike Holdings.

In particular, our competitors may enjoy potential competitive advantages, such as greater name recognition and longer operating history; larger sales, marketing, research and acquisition resources; access to larger channel partner and customer bases; lower labor and development costs; lower product pricing; increased effectiveness in protecting, detecting and responding to cyberattacks; greater or localized resources for customer support and provision of services; greater speed at which a solution can be deployed and implemented; broader product and service offerings, including bundling; greater operational flexibility and less stringent accounting, auditing and legal standards, applicable to privately held companies; and greater financial and technical resources which may result in a larger intellectual property portfolio.

Our current and potential competitors may also establish collaborations or alliances among themselves or with third parties that may further enhance their resources and capabilities. Our collaborative efforts with our technology partners could also change if they develop and market competitive solutions, thus intensifying the competitive landscape, while adversely affecting our partnership efforts and their resale and marketing of our products.  If we are not able to compete effectively under these circumstances, this may result in price reductions, fewer orders, reduced renewals, reduced revenue and gross margins, and loss of market share. Any failure to adequately address these factors could seriously harm our business and operating results.

Real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, may result in significant reputational, financial, and legal adverse impact.

Security products, solutions and services such as ours are complex in development, design and deployment and may contain errors, bugs, gaps, design failures, misconfigurations or security vulnerabilities, some of which are potentially incapable of being remediated or detected until after their deployment, if at all. Any real or perceived errors, bugs, gaps, design failures, defects, vulnerabilities, misconfigurations in our solutions or their accompanying documentation, or untimely or insufficient remediation thereof, could cause our solutions not to meet their specifications or security standards. The affected solutions may not fulfil their primary security functions, falsely identify threats or create new security threats, and be vulnerable to security attacks. There is no guarantee that our products would be free of flaws or vulnerabilities at all times and we may not correct all known vulnerabilities, gaps or errors promptly, or at all.

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

Several of our solutions are made available to our customers as SaaS. Delivering software as a service involves storage and transmission of customers’ proprietary information, including personal data, related to their assets, employees and users. Security breaches, bugs, vulnerabilities, gaps, defects or improper configuration of our solutions, cloud accounts or production and development environments (including those embedded in third-party technology used in our products or by our customers) could result in loss or alteration of, or unauthorized access to this data and compromise of our networks or our customers’ networks secured by our SaaS solutions. Any such incident, whether or not caused by us, could result in significant liability or reputational harm.

Our solutions not only reinforce but also rely on the common security concept of placing multiple layers of security controls throughout an IT environment. The failure of our customers, channel partners, managed service providers, subcontractors or similar entities to correctly implement or effectively manage and maintain our solutions and the environments in which they are utilized, or to consistently implement and utilize generally accepted and comprehensive, multi-layered security measures and processes, may lessen the efficacy of our solutions, in whole or in part. These entities may also independently develop or change existing application programming interfaces (APIs) that we provide or other customizable components in an incorrect or insecure manner. Such failures or actions may lead to security breaches and data loss, which could result in a perception that our solutions or services failed and associated negative business implications. In addition, we are expected to provide high levels of transparency regarding security vulnerabilities in our products, which, once conveyed, may increase our customers’ exposure to a security breach until they properly implement the relevant fix. Further, our failure to provide our customers and channel partners with adequate services or accurate product documentation and training related to the use, implementation and maintenance of our solutions, could lead to claims against us.

Similarly, a failure by a provider like us to effectively secure and detect threats within our own resources and networks, such as development or customer-serving production environments, could lead to threat actors compromising our customers’ environments through a breach or exploitation of our products or services (see “—If our internal IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.”). A similar effect could arise from the use of compromised third-party software in or in relation to our products or by third parties such as vendors, which could expose our solutions, networks and environments – and thereby our customers – to additional vulnerabilities and security incidents.

As we increase our developers’ workforce globally to meet our business goals, including by engaging external developers or through mergers and acquisitions, the risk of errors, misconfigurations, vulnerabilities or intentional misconduct, may be heightened due to governance difficulties and limited centralized oversight. In addition, difficulties or delays in hiring and retaining personnel may impact the resources available to us for continuous improvement of our product security posture and therefore, increase this risk (see “—The highly competitive cybersecurity labor market has made it a challenge to attract and retain qualified personnel. If we are unable to hire, retain and motivate qualified personnel, our business will suffer.”).

An actual or perceived error, bug, misconfiguration, vulnerability, gap, cyberattack or other security breach, regardless of whether the vulnerability or breach is attributable to the failure of our solutions or the related services we provide, could adversely affect the market’s perception of the efficacy of our solutions and our industry standing. Such circumstances could cause current or potential customers to look to our competitors for alternatives to our solutions and subject us to negative media attention, reputational harm, lawsuits, regulatory investigations and other government inquiries, indemnity claims and financial losses, as well as the expenditure of significant financial resources to, among other actions, analyze, correct or eliminate any vulnerabilities. Provisions in our agreements that attempt to limit our liability towards our customers, channel partners, and relevant third parties may not withstand legal challenges, and certain liabilities may not be limited or capped. Additionally, any insurance coverage we have may not adequately cover all claims asserted against us and may leave a significant portion of such claims to be directly covered by us. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all.

If our IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.

The security and integrity of our IT network systems and of our third-party providers, and the perception thereof, is critical to our ability to deliver products and services to customers as well as to run internal operations. While we operate certain of these network systems, we also rely on third-party providers across an array of technologies and services that enable us to conduct, monitor and/or protect our business operations. For example, we rely on third parties to host our SaaS products (see “—We increasingly rely on third-party providers of cloud infrastructure services to deliver our SaaS solutions to customers, and any disruption of or interference with our use of these services, including any specifications limitations, could adversely affect our business.”) and support our customer relationship management and financial operation services (provided by our Enterprise Resource Planning system). In addition, in the ordinary course of business, we and our third-party providers generate, collect, process and store sensitive information and data, including proprietary and personal data belonging to us and others.

We acknowledge that the threat landscape is broad and that threats are persistent. Being a prominent Israeli security company that provides solutions centered on privileged access security and identity management, we are and will remain an attractive target for cyber attackers and malicious actors, including insiders, as well as cyber terrorists, sophisticated criminal groups or nation-state affiliated actors. We have experienced and expect to continue to experience cyberattacks and security incidents that have impacted and will impact our IT network systems, physical facilities, our data or our customers’ networks or data. Cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of cloud-based solutions expands, the use of AI (Artificial Intelligence) increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence. Our security measures and controls may not be sufficient to protect us against such attacks, which means that we may be unable to detect, investigate, contain or recover from future attacks or incidents in a timely or effective manner. Disruptive attacks, such as through ransomware and other extortion-based tactics, that can temporarily or permanently disable operations are becoming increasingly prevalent.  Malicious third parties or insiders may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our or our customers’ networks or data. Additionally, we may be at risk due to the increased frequency of sophisticated cyberattacks coordinated by foreign nation-states. For example, the ongoing conflict between Russia and Ukraine may result in a heightened threat environment and create unknown cyber risks, including increased risk of retaliatory cyberattacks from Russian actors against foreign-based companies, or the proliferation of nation-state capabilities to non-state attack groups. Our solutions’ operation relies at times on third-party, including open-source and other software, services, networks and environments, which could also serve as an attack vector. The shift to a remote working or hybrid environment due to the COVID-19 pandemic has expanded the attack surface for cyberattacks against us, our customers, and third-party providers. Cyberattacks against our Company may also be caused by breaches of our contractors, channel partners, supply chain network, vendors and other third parties associated with us, which could result from, among other causes, the sophistication of the attackers, human error and insufficient employee training, or lack of security and compliance oversight and prioritization. In addition, the risk for a cyberattack on our networks and environments, may be heightened if we fail to identify or remediate any deficiencies in the products, procedures, and policies of companies that we acquire (see “—We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.”).

We and our third-party providers may also be subject to information technology system failures or network disruptions caused by a variety of factors, including pandemics, natural disasters (such as increased frequency and severity of storms, earthquakes, flooding, fires, heatwaves or drought), accidents, power disruptions, telecommunications failures, acts of terrorism, wars (including the conflict between Russia and Ukraine), computer viruses and malware (such as ransomware), or other events or disruptions. System redundancy, data back-ups and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for all eventualities. Cyberattacks, security breaches and other incidents could result in significant damage to our market position and lead to costly remediation requirements, indemnity claims, legal claims (including class action litigation), regulatory investigations and fines or penalties, as well as the loss of proprietary and confidential data, trade secrets and customers (see “—The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.”). An actual or perceived failure, disruption, or breach of our network, our operations or privileged account security in our systems could adversely affect the market perception of our products and services, or of our expertise in this field. Moreover, if critical business functions or services from third-party providers are breached and become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms, our ability to manage our operations could be interrupted, our contractual service level commitments could be breached, and our ability to provide timely and adequate maintenance and support services to our customers could be impacted. Any of the foregoing events could have a material and adverse effect on our operations, reputation, financial condition and operating results and expenses.

With the increase in the likelihood and severity of potential security breaches and the increase in cybersecurity insurance premiums for our customers, negotiations may require us to assume more risk, including higher liabilities with regards to security and data breaches. In addition, we are unable to ensure that any limitations of liability provisions in our contracts with respect to our information security operations or our product liability would be enforceable, adequate, or would otherwise protect us from any liabilities or damages with respect to any particular claim (including in cases where existing customers purchase new solutions based on previously agreed contractual terms).  We also may not be able to adequately recover damages from third parties associated with us, who were involved in a security incident. Additionally, any insurance coverage we may have may not adequately cover any of these claims asserted against us or any related damage and may leave a significant portion of such claims to be directly covered by us. If any of the foregoing were to occur, our business may suffer extensive costs, our sales may be reduced and our share price may be negatively impacted.

If we fail to successfully operate as a subscription company, renew our existing customer base, and retain sufficient subscription or maintenance and support service renewal rates, our revenues, Annual Recurring Revenue (ARR), operating results and share price may be adversely affected.

We began transitioning our business to a subscription model in January 2021, reaching our subscription selling goals of at least 85% of our sales through subscriptions, for both SaaS and self-hosted offerings in the first quarter of 2022. To support our recurring revenue business model, we continue to evolve our business processes, systems and organizational structure to support and grow our subscription customers. Our strategy requires considerable investments across the entire organization with significant changes to our go-to-market and research and development organizations and activities, as well as our operations, reporting and financial resources. We expect our perpetual license revenue to continue to decline and our maintenance and support revenue to gradually decline over the coming years. Certain customers may view these changes unfavorably and terminate their engagements with us, or they may still desire perpetual licenses, which may cause fluctuations in our financial performance.

As a recurring revenue company, we are significantly more dependent on renewals to meet our revenue, including Annual Recurring Revenue (ARR), profitability and cash flow from operating activities targets.  Customer subscription renewal rates may decline or fluctuate due to a number of factors, including offering pricing, implementation and adoption rates of our solutions, reductions in customer spending levels or activity due to economic downturns or other market uncertainty, and attractive competitor alternatives. In addition, we, along with our service providers and channel partners, may not be able to provide adequate services that are responsive, satisfy our customers’ expectations and resolve issues that they encounter with our solutions. Customers may become dissatisfied with our solutions and their implementation, and decide not to renew, which may have a material and adverse effect on our business and results of operations.

We may face additional complications or risks in connection with our subscription model, including the following:

o          our revenues may fluctuate as a result of variations in our booking mix from the different licensing and delivery models and the corresponding timing of revenue recognition – ratably for SaaS subscriptions and the maintenance portion of self-hosted subscriptions, and upon delivery for perpetual licenses and the license portion of self-hosted subscriptions (see “— Our quarterly results of operations may fluctuate for a variety of reasons. We may, as a result, fail to meet publicly announced financial guidance or other expectations about our business, which could cause our ordinary shares to decline in value.”);

o          since fiscal year 2020, we have incurred net losses with declining operating margins, and we expect to continue to generate operating and net losses, and our cash flow from operations could fluctuate  (see “—We have incurred net losses, and may not be able to generate sufficient revenue to achieve and sustain profitability.”);

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

o          the introduction of more SaaS offerings may lead to extended presale periods due to, among others, comprehensive product and security reviews and requirements by customers, extensive contract negotiations and more stringent compliance and operational obligations (such as those related to data protection or use);

o          our sales force may struggle with selling multiple solutions, pricing, licensing and delivery models to customers, prospects and partners, which may extend sales cycles, reduce the likelihood of sales closing, or lead to increased turnover rates and lower headcount;

o          our research and development teams may find it difficult to deliver functionality and drive innovation across multiple code bases on a timely basis; and

o          customer demand for migration from self-hosted solutions to SaaS may happen faster than we anticipate, in which case we might not be able to meet this demand and associated scalability requirements.

The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.

Federal, state and international bodies continue to adopt, enact, and enforce new laws and regulations, as well as industry standards and guidelines, addressing cybersecurity, privacy, data protection and the collection, processing, storage, cross-border transfer and use of personal information.

We are subject to diverse laws and regulations relating to data privacy, including but not limited to the EU General Data Protection Regulation 2016/679 (GDPR), the California Consumer Privacy Act (CCPA), the Health Insurance Portability and Accountability Act as amended by the Health Information Technology for Economic and Clinical Health Act (HIPAA), the U.K. Data Protection Act 2018, national privacy laws of EU Member States and other laws relating to privacy, data protection, and cloud computing. These laws are evolving rapidly, as exemplified by the recent adoption by the European Commission of a new set of Standard Contractual Clauses, the U.K.’s adoption of its own international data transfer agreement, the prospect of a new European “ePrivacy Regulation” (to replace the existing “ePrivacy Directive,” Directive 2002/58 on Privacy and Electronic Communications) and the implementation of the California Privacy Rights Act, which expands upon the CCPA and will have a lookback period until January 2022, as well as privacy legislation in several other U.S. states. Compliance with these laws, as well as efforts required to understand and interpret new legal requirements, require us to expend significant capital and other resources. We could be found to not be in compliance with obligations, or suffer from adverse interpretations of such legal requirements either as directly relating to our business or in the context of legal developments impacting our customers or other businesses, which could impact our ability to offer our products or services, impact operating results, or reduce demand for our products or services.

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

As a company that focuses on identity security with a foundation in Privilege Access Management, our customers may rely on our products and services as part of their own efforts to comply with security control obligations under GDPR and other laws and contractual commitments. If our products or services are found insufficient to meet these standards in the context of an investigation into us or our customers, or we are unable to engineer products that meet these standards, we could experience reduced demand for our products or services. There is also increased international scrutiny of cross-border transfers of data, including by the EU for personal data transfers to countries such as the United States, following recent case law and regulatory guidance. This increased scrutiny, as well as evolving legal and other regulatory requirements around the privacy or cross-border transfer of personal data, including the new potential EU-US Data Privacy Framework or UK-US adequacy arrangement, could increase our costs, restrict our ability to store and process data as part of our solutions, or, in some cases, impact our ability to offer our solutions or services in certain jurisdictions.

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

Claims that we or our service providers have breached our contractual obligations or failed to comply with applicable privacy and data protection laws, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. As a data processor, we are required to process customer data only on the documented instructions of our customers. If we acted outside of these instructions, we could face regulatory consequences. In addition to litigation, we could face regulatory investigations, negative market perception, potential loss of business, litigation expenses, enforcement notices and/or fines (which, for example, under GDPR / UK regime can be up to 4% of global turnover for the preceding financial year or €20 / £17.5 million, whichever is higher).

Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in IT security, which in turn is dependent upon their overall economic health and the strength of the broader macroeconomic environment. The negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations (including rising interest rates), exchange rate fluctuations, or inflation, and the potential for regional or global recessions could cause a decrease in corporate spending on cybersecurity software. Other matters that influence customer confidence and spending, such as, political unrest, public health crises, including COVID-19, terrorist attacks, armed conflicts (such as the ongoing conflict between Russia and Ukraine), rising energy costs, and natural disasters, could also negatively affect our customers’ spending on our products and services. The armed conflict involving Russia and Ukraine has already resulted in sanctions which restrict the selling or importing of goods, services, or technology in or from affected regions. The instability in these regions could further exacerbate the macroeconomic impacts on a global scale, including within specific revenue-generating industry verticals.  In addition, since a significant portion of our operations are based in Israel, any hostilities within the region, as well as any political uncertainty or reform, or a significant downturn in the economic or financial condition of Israel including conditions associated with recently proposed legislation by the Israeli government, could materially adversely affect our operations (see “— Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and therefore, our results may be adversely affected by political, economic and military instability in Israel.”). Our international operations also involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.  A significant portion of our business operations are concentrated in core geographic areas, and economic downturns in these areas could severely affect our business operations. In addition, some of our business operations depend on emerging markets that are less resilient to fluctuations in the global economy. In 2022, we generated 52.9% of our revenues from the United States, 30.1% of our revenues from Europe, the Middle East and Africa and 17% from the rest of the world, which includes countries from the Asia Pacific and Japan region, the Latin America region and Canada.

Negative economic conditions may cause key customers, or specific revenue-generating verticals, to reduce their IT spending. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating subscription renewals or maintenance and support agreements, thus making it difficult to adequately forecast and plan future business activities accurately, or prolonging our sales cycles. Further, customers or channel partners may be more likely to make late payments in worsening economic conditions, which could lead to increased collection efforts and require us to incur additional associated costs to collect expected revenues. If the economic conditions of the general economy or industries in which we operate continue to worsen from present levels, our business, results of operation and financial condition could be adversely affected.

The highly competitive cybersecurity labor market has made it a challenge to attract and retain qualified personnel.  If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success, productivity, revenue growth, profitability and cash flow from operating activities depend, in part, on our ability to continue to timely attract and retain highly skilled personnel. The highly competitive cybersecurity labor market has created an intense hiring environment, resulting in us experiencing increased difficulty in attracting and retaining qualified personnel. Since we require a highly skilled workforce in order to successfully compete in an increasingly competitive cybersecurity market, we have experienced and may continue to experience difficulty in hiring, high employee turnover, and considerable costs and productivity as well as time to market losses, which, over time, may impact our productivity, ability to meet customers’ expectation and overall profitability levels. Many corporations and startup companies have greater resources and compensation tools at their disposal for talent acquisition, which may not be available at our Company. Our compensation relies partially on different equity vehicles (such as RSUs or our ESPP). Volatility within the stock market, including fluctuations in the stock prices of technology companies, or poor stock performance may affect our employee attrition and ability to attract new talent. Our inability to attract or retain qualified personnel or delays in hiring such personnel may seriously harm our performance, business and financial condition and results of operations. Furthermore, if we hire employees who previously worked for our competitors, we may be subject to allegations that such employees have been improperly solicited or divulged proprietary or other confidential information, which could subject us to potential liability and litigation.

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

We increasingly rely on third-party providers of cloud infrastructure services to deliver our SaaS solutions to customers, and any disruption of or interference with our use of these services, including any specifications limitations, could adversely affect our business.

Our SaaS solutions are hosted by and dependent upon third-party providers of cloud infrastructure services (Cloud Service Providers), primarily Amazon Web Services (AWS). We do not have control over the operations or the facilities of the Cloud Service Providers that we use.  If any of the services provided by the Cloud Service Providers fail, become unavailable, or experience service degradation due to earthquakes, flooding, fires, heatwaves, power loss, telecommunication failures, natural disasters, extended outages, cyberattacks, or other interruptions or similar events, our ability to operate our platform and deliver our SaaS solutions to customers could be negatively impacted, and the quality or perception of the quality, of our products and services could be diminished, which may result in a decrease in revenues, damage to our reputation, contractual liability, including for failure to meet service level agreements, regulatory actions and interruption of our ability to manage our finances and our processes for managing sales of our offerings. If we are unable to rapidly and cost-effectively substitute one Cloud Service Provider with another in circumstances of a failure or unavailability, or maintain or renew our agreements with our Cloud Service Providers on commercially reasonable terms, or we need to add new Cloud Services Providers to increase capacity and uptime, we could experience interruptions, downtime, delays, and additional expenses related to transferring to and providing support for these new platforms. Any of the above circumstances or events may harm our reputation and brand, expose us to liability, reduce the availability or usage of our platform, and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

Delivery of our SaaS solutions to our customers and operation of our platform depends on the ability of data centers and cloud infrastructure to allow for our customers’ configuration, architecture, features and interconnection requirements and other specifications. Any limitation on the capacity of these data centers or cloud infrastructure to meet or maintain such specification requirements could impede our ability to onboard new customers or expand the usage of our existing customers, host our platform or serve our customers, any of which could adversely affect our business, financial condition and results of operations.

We have incurred net losses, and may not be able to generate sufficient revenue to achieve and sustain profitability.

We have incurred net losses of $83.9 million and $130.4 million in each of the years ended December 31, 2021 and 2022, respectively, and anticipate our cash flow from operating activities could fluctuate. Our ability to generate cash flow from operating activities as a subscription company will depend on the combination of our success in retaining high renewal rates with our customers, expanding sales with our existing customers, generating sales from new customers and executing and collecting annual or multi-year contracts which are paid for up front. We cannot be certain we will achieve the required renewal rates, increased sales from existing and new customers nor generate or collect from the contract terms for the sales which will improve our cash flow from operating activities.  In addition, due to our continued investment in the growth of our business, we expect our operating expenses to increase over the next several years as we hire additional personnel, retain existing personnel in a competitive market and continue to develop features and applications for our solutions. Any failure to increase our revenue could prevent us from achieving profitability or maintaining or increasing cash flow from operating activities on a consistent basis. In addition, we may have difficulty achieving profitability under U.S. GAAP due to share-based compensation expense and other non-cash charges. If we are unable to navigate these challenges as we encounter them, our business, financial condition, and operating results may suffer.

The successful execution of our planned transition in executive leadership of the Chief Executive Officer (CEO) role, as well as the integration of new executives, will be critical to achieving our operational and financial results. If we do not successfully manage such change, our business, financial condition and results of operations may be adversely affected.

In February 2023, we announced the separation of the roles of CEO and Chairman of the Board effective April 3, 2023. Our Founder, Chairman and CEO, Udi Mokady, will assume the role of Executive Chairman of the Board, and Matthew Cohen, currently our Chief Operating Officer, will be appointed as CEO and join the Board at that time. Further, in 2022 and early 2023, the Company expanded its executive team to include a Chief Revenue Officer and named a new Chief Product Officer and a Chief Information Technology Officer. The planned CEO transition and the changes within the executive team may be disruptive to the Company’s business operations and impact its ability to attract and retain top talent and deliver on its near-term sales and research and development targets. If we are unable to execute an orderly executive leadership transition and successfully manage the changes within our executive team, our business, financial condition and results of operations may be adversely affected.

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

A portion of our revenues is generated by sales to U.S. and foreign federal, state, and local governmental agency customers, and we may in the future increase sales to government entities. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale, or imposing terms of sale which are less favorable than the prevailing market terms. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, funding reductions, government shutdowns or delays, adversely affecting public sector demand for our products. The foregoing may be intensified due to macroeconomic impacts (see “—Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.”). Additionally, for purchases by the U.S. government, the government may require certain products to be manufactured, maintained or developed in the United States and other high-cost locations, and we may not manufacture, maintain or develop all products in locations that meet the requirements of the U.S. government. Finally, some government entities require products such as ours to be certified by industry-approved security agencies as a pre-condition of purchasing them. We are in the process of, and have begun incurring costs, to obtain authorization from the Federal Risk and Authorization Management Program (“FedRAMP”) for certain of our SaaS products. The grant of such certifications depends on the then-current requirements of the certifying agency and our ability to meet them. We cannot be certain that any certificate will be granted, remain in effect or renewed, or that we would be able to satisfy the technological and other requirements to maintain certifications. The loss of any of our current product certificates, or the failure to obtain new ones, could result in the imposition of various penalties, reputational harm, loss of existing customers, or could deter new and existing customers from purchasing our solutions, additional products or our services, any of which could adversely affect our business, operating results or financial condition.

We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and to remain competitive, we continue to evaluate acquiring or making investments in complementary companies, products, or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. We may incur significant expenses, divert employee and management time and attention from other business-related tasks and our organic strategy, and incur other unanticipated complications while engaging with potential target companies where no transaction is eventually completed. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals or expected growth, and any acquisitions we complete could be viewed negatively by our customers, analysts, and investors, or create unexpected competition from market participants. Any integration process may require significant time and resources. We may not be able to manage the process successfully and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisition. We could expend significant cash and incur acquisition related costs and other unanticipated liabilities associated with the acquisition, the product, or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and its products and services and potential intellectual property infringement. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant. Further, we may not be able to provide the same support service levels to the acquired technology or product that we generally offer with our other products.

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

Our functional and reporting currency is the U.S. dollar. In 2022, most of our revenues were denominated in U.S. dollars and the remainder primarily in Euros and British pounds sterling. In 2022, most of our cost of revenues and operating expenses were denominated in U.S. dollars and New Israeli Shekels (NIS) and the remainder primarily in Euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, marketing programs, travel, rent, and other overhead costs. Since the portion of our expenses generated in NIS and British pounds sterling is greater than our revenues in NIS and British pounds sterling, respectively, any appreciation of the NIS or the British pounds sterling relative to the U.S. dollar could adversely impact our operating loss. In addition, since the portion of our revenues generated in Euros is greater than our expenses incurred in Euros, any depreciation of the Euro relative to the U.S. dollar would adversely impact our operating loss. We estimate that a 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $16.0 million in 2022. We estimate that a 10% strengthening or weakening in the value of the Euro against the U.S. dollar would have decreased or increased, respectively, our operating loss by approximately $2.3 million in 2022. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $1.0 million in 2022. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. For example, fluctuations in the different currencies in 2022, as compared to 2021 exchange rates, increased total operating loss by approximately $2.2 million. We evaluate periodically the various currencies to which we are exposed and, as appropriate, may enter into hedging transactions designed to reduce or eliminate certain currency exchange rate impacts. We expect that most of our revenues will continue to be generated in U.S. dollars with the balance primarily in Euros and British pounds sterling for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS, U.S. dollars, British pounds sterling and in Euros. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. In addition, we have monetary assets and liabilities that are denominated in non-U.S. dollar currencies. For example, we have a significant NIS linked liability related to our operational leases in Israel. As a result, significant exchange rate fluctuations could have a negative effect on our net income (see “Item 11— Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”).

The COVID-19 pandemic, measures taken in response to it and the resulting global economic environment have adversely affected, and may adversely affect in the future, our business, financial condition, and results of operations.

The COVID-19 pandemic has impacted, and may continue to impact, worldwide economic activity and financial markets. The duration and extent of the pandemic’s impact, including how it will influence our future results of operations and overall financial performance remains uncertain. Despite the development of recovery and preparedness initiatives by customers, partners, and suppliers to limit the human and financial impact of COVID-19, the unpredictable nature of the pandemic may continue to create volatility within specific industries, geographies, and heighten market risk aversion in certain financial markets, which could negatively affect our customers and partners, and harm our results of operations and financial performance.  Our business has taken precautionary measures intended to address our ability to execute our operating plans, but, notwithstanding these measures, our business operations may still be harmed.

The COVID-19 pandemic, along with other macroeconomic impacts, may continue to influence the financial and purchasing decisions of our customers, resulting in the allocation of funds to other initiatives, a reduction in the duration of subscription contracts, lower renewals, delayed spending, reduced or delayed payment frequencies, or higher attrition rates, all of which could adversely affect our future sales, operating and business results.

If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solutions will be limited, and our business, financial condition and results of operations will be harmed.

We rely on our channel partners to market, sell, support and implement our solutions. We expect that indirect sales through our channel partners will continue to account for a significant percentage of our revenue. In the year ended December 31, 2022, we generated approximately 76% of our revenues from sales to channel partners, such as distributors, systems integrators, value-added resellers, managed security service providers and marketplaces, and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Further, we cooperate with advisory firms in marketing our solutions and providing implementation services to our customers, in both direct and indirect sales. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solutions.

If our channel partners do not effectively market and sell our solutions or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors or adjacent security solutions, our ability to grow our business will be adversely affected. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of key channel partners, the inability to replace them or the failure to recruit additional channel partners, due to a variety of factors, including introduction of new partner program terms, could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solutions to customers, fails to appropriately implement our solutions or violates applicable laws, and, in addition, this may result in termination of such partner’s agreement and potentially curb future revenues associated with this channel partner. If we are unable to maintain our relationships with channel partners or otherwise develop and expand our indirect sales channel, or if we are unable to train our channel partners to independently sell, install and support our solutions, or if our channel partners fail to perform, our business, financial condition and results of operations could be adversely affected.

We are subject to a number of regulatory and geopolitical risks associated with global sales and operations, which could materially affect our business.

We are a global company subject to varied and complex laws, regulations, and customs. The application of these laws and regulations to our business is often unclear, subject to interpretation and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices or our products that result in reduced revenue and profitability. Furthermore, business practices in the global markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. Further, there may be higher costs of doing business globally, including costs incurred by maintaining office space, securing adequate staffing, and localizing our contracts.

Additionally, our global sales and operations are subject to a number of risks, including the following:

o          failure to fully comply with various global data privacy and data protection laws (see “—The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.”);

o          continuing uncertainty of the long term economic, financial, regulatory, trade, tax and legal impact of the withdrawal of the U.K. from the European Union (“Brexit”). Our U.K. subsidiary is the main entity for sales into Europe. In 2022, the revenues generated by our U.K. subsidiary from the European Union countries (excluding the U.K.) accounted for 21.7% of our total global revenue. Our London office is also our European headquarters and third largest office globally;

o          fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business (see “—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.”);

o          social, economic and political instability, war, civil disturbance or acts of terrorism, conflicts (including the ongoing conflict between Russia and Ukraine) and security concerns in general, and any pandemics or epidemics, such as COVID-19;

o          greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

o          noncompliance with specific anti-bribery laws, without limitation, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010 and the heightened risk of unfair or corrupt business practices in certain geographies, which may include the improper or fraudulent sales arrangements by us or by our channel partners or service providers that may impact financial results and result in restatements of, or irregularities in, financial statements;

o          certain of our activities and products are subject to U.S., European Union, Israeli, and possibly other export and trade control and economic sanctions laws and regulations, which have and may additionally prohibit or restrict our ability to engage in business with certain countries and customers. If the applicable requirements related to export and trade controls change or expand, if we change the encryption functionality in our products, or if we develop other products or export products from additional jurisdictions, we may need to satisfy additional requirements or obtain specific licenses to continue to export our products in the same global scope. Various countries also regulate the import or export of certain encryption products and other technologies and services and have enacted laws that could limit our ability to distribute or implement our products in those countries. In addition, applicable export control and sanctions laws and regulations may impact our ability to sell our products, directly or indirectly, to countries or territories that are the target of comprehensive sanctions, or to prohibited parties;

o          unexpected changes in regulatory practices and foreign legal requirements, may adversely affect our business. The introduction of new cybersecurity laws and regulations and changes in existing ones or their enforcement, may impair our ability to sell our solutions in certain jurisdictions if we are not able to adapt our products and offerings to conform with such regulations. In addition, changes in tax regulations and uncertain tax obligations and effective tax rates, may result in recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, or changes in the valuation of our deferred tax assets and liabilities;

o          compliance with, and the uncertainty of, laws and regulations that apply to our areas of business, including cybersecurity, corporate governance, anti-trust and competition, local and regional employment (including cross-border travel), employee and third-party complaints, supply chain regulation, limitation of liability, conflicts of interest, securities regulations and other regulatory requirements affecting trade, local tariffs, product localization and investment;

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

If we do not effectively expand, train and retain our sales, customer success and marketing personnel, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force and go-to-market organization to attract new customers and expand sales to existing customers. Our ability to grow our revenues depends, in part, on our success in recruiting, training, and retaining enough sales, customer success and marketing personnel to support our growth. The number of our sales, customer success and marketing personnel increased from 941 as of December 31, 2021 to 1,157 as of December 31, 2022. We expect to continue to expand our sales, customer success, and marketing personnel and to do so, we may face a number of challenges in achieving our hiring, retention, and integration goals (see “—The highly competitive cybersecurity labor market has made it a challenge to attract and retain qualified personnel. If we are unable to hire, retain and motivate qualified personnel, our business will suffer.”). The training and integration of a large number of sales, customer success, and marketing personnel in a short time requires the allocation of significant internal resources. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. We may not be able to recruit at our anticipated rate or achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past, which may materially and adversely impact our business and results of operations. In addition, significant turnover in our sales, customer success, or marketing organizations, may impact our ability to retain and expand our customers, obtain new customers, or deliver on our revenue, profitability, or cash flow generation goals.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services that enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that to continue for the foreseeable future. Governments and other customers may require our products to comply with certain privacy, security or other certifications and standards with respect to those solutions utilized by them as a control demonstrating compliance with government regulations and industry standards. We have maintained a SOC 2 certification for multiple products since 2019. Additionally, we have maintained the ISO 27001 annual certification since April 2017. We are pursuing the evaluation of having our Privilege Access Management solution for international Common Criteria certification. We are also in the process of seeking authorization from the Federal Risk and Authorization Management Program (FedRAMP), for certain SaaS products. However, we are unable to guarantee that we will achieve the foregoing authorizations in a timely manner, or at all. If our products are late in achieving or fail to achieve or maintain compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products to such customers, or may otherwise be at a competitive disadvantage, either of which would harm our business, results of operations, and financial condition.

Additionally, industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. If we are unable to adapt our solutions to changing government regulations and industry standards in a timely manner, or if our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses and may be less willing to purchase our products and services. In either case, our sales and financial results would suffer (see also “—The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.”).

Intellectual property claims may increase our costs or require us to cease selling certain products, which could adversely affect our financial condition and results of operations.

The IT security industry is characterized by the existence of a large number of relevant patents and frequent claims and litigations regarding patent and other intellectual property rights. Leading companies in the IT security industry have extensive patent portfolios. From time to time, third parties have asserted, and in the future may assert, their patent, copyright, trademark and other intellectual property rights against us, our channel partners, or our customers. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property rights pursuant to our agreements with our customers and channel partners. Such indemnification provisions are customary for our industry. We cannot ensure that we will have the resources to defend against such claims. Successful claims of infringement or misappropriation by a third party against us or a third party that we indemnify, could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, to enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights, and to indemnify our customers and channel partners (and parties associated with them). The failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. Defending against claims of infringement, regardless of their validity, or being deemed to be infringing the intellectual property rights of others could be very expensive and time consuming to defend, harm our reputation and impair our ability to innovate, develop, distribute, and sell our current and planned products and services.

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

As of December 31, 2022, we had 130 issued patents in the United States and 49 pending U.S. patent applications. We also had 59 issued patents and 20 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

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

Our use of open-source software, third-party software, and other intellectual property may negatively affect our ability to offer our solutions and expose us to litigation or other risks.

We integrate certain open-source software components from third parties into our software, and we expect to continue to use open-source software in the future. Some open-source software licenses require, among other things, that users who distribute or make available as a service, open-source software with their own software products, add appropriate copyright notices and disclaimers, publicly disclose all or part of the source code of the users’ developed software or make available any derivative works of the open-source code under open-source license terms or at no cost. Our efforts to use the open-source software in a manner consistent with the relevant license terms that would not require us to disclose our proprietary code or license our proprietary software at no cost may not be successful. We may face claims by third parties seeking to enforce the license terms applicable to such open-source software, including by demanding the release of our proprietary source code, or we may face termination of such licenses if the owner of the open-source software asserts we are in breach of its license terms. In addition, if the license terms for the open-source code change or the license is terminated, we may be forced to re-engineer our software or incur additional costs. In addition, open-source software typically comes without warranties or indemnities from the owner, whereas we are expected to offer our customers both. Accordingly, if there were technical problems with open-source software that we used in our products, or if such open-source software infringed third-party intellectual property rights, we could have a warranty obligation or infringement indemnity obligation to our customer without a corresponding warranty or indemnification obligation from the owner of the open-source software. In addition, regardless of the validity of claims against us, our business, financial condition, and results of could be harmed by litigation and defense costs, payment of damages, the disclosure of our source code, additional expenditure to enter into royalty or licensing agreements, and additional expenses and research and development time to render existing products non-infringing.

While we scan the open-source software that we use in our products and patch discovered vulnerabilities, we have no assurance that they will be free from vulnerabilities or malicious code. The use of open-source software in our solutions may expose us, and our customers using our solutions, to additional vulnerabilities and security breaches, which may result in significant adverse impacts to us and our customers (see “—Real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, may result in significant reputational, financial, and legal adverse impact.”).

Further, some of our products and services include other software or intellectual property licensed from third parties, and we also use software and other intellectual property licensed from third parties for our own business operations. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. There can be no assurance that the licenses we use will be available on acceptable terms, if at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, until equivalent technology can be identified, licensed, or developed.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and our shareholders may lose all or part of their investment.

From January 2020 through January 2023, our ordinary shares have traded on the Nasdaq Global Select Market (“Nasdaq”) at a price per share between a range of $69.50 and $201.68. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

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

o
changes in key personnel (see also “— The successful execution of our planned transition in executive leadership of the Chief Executive Officer (CEO) role, as well as the integration of new executives, will be critical to achieving our operational and financial results. If we do not successfully manage such change, our business, financial condition and results of operations may be adversely affected.”);

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

In addition, the stock markets have experienced price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance, and may affect our ability to access new capital, which may materially harm our liquidity, and limit our ability to grow our business. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which could materially adversely affect our business.

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

As a foreign private issuer whose ordinary shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain rules of Nasdaq. We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and the requirements relating to distribution of our annual report to shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”), our articles of association provide that the quorum for any meeting of shareholders shall be at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital (as prescribed by Nasdaq’s rules). Further, as permitted by the Companies Law and in accordance with the generally accepted business practice in Israel, we do not distribute our annual report to shareholders but make it available through our public website. We may in the future elect to follow Israeli home country practices with regard to other matters such as director nomination procedures, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to shareholders of domestic issuers. See “Item 16G. Corporate Governance.”

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which our shareholders are entitled as investors. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, although pursuant to the Companies Law, we disclose the annual compensation of our five most highly compensated office holders (as defined under the Companies Law) on an individual basis, including in this annual report. Because of these exemptions for foreign private issuers, our shareholders do not have the same information generally available to investors holding shares in public companies that are not foreign private issuers.

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

Holders of the Convertible Notes will have the right under the indenture governing the Convertible Notes to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change before the applicable maturity date, at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid interest, excluding the applicable fundamental change repurchase date, if any. Moreover, we will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted, repurchased, or redeemed. We may not have enough available cash or be able to obtain financing, or obtain financing on favorable terms, at the time we are required to make such repurchases of the Convertible Notes and/or repay the Convertible Notes upon maturity.

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

If we are unable to satisfy the requirements of Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002 or if our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and the completeness of our financial reports, and the trading price of our ordinary shares may be negatively affected.

Pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, we must include an auditor attestation on our internal control over financial reporting.

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

Generally, if for any taxable year, after the application of certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), we would be characterized as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes under the Code. Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2022. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “Item 10.E. Taxation— Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “U.S. shareholder” with respect to each controlled foreign corporation (“CFC”), in our group (if any). If our group includes one or more U.S. subsidiaries (as has been the case for 2022), certain of our non-U.S. subsidiaries will be treated as CFCs regardless of whether or not we are treated as a CFC. A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual who is a U.S. shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will be able to assist holders of ordinary shares in determining whether any of our non U.S. subsidiaries is treated as a CFC or whether any holder of ordinary shares should be treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign controlled CFCs. U.S. investors are strongly advised to consult their own tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

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

For example, the recent Inflation Reduction Act enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations. In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (“OECD”) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes will have on our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” In October, 2021, 137 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). The agreement reached by 137 of the 140 members of the OECD BEPS Inclusive Framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022. The model rules and commentary allow the OECD BEPS Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. Israel is one of the 137 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations, including the impact on Preferred Technological Enterprises currently eligible for reduced corporate tax rate of 12%, is uncertain. Further, given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact and potentially increase our future effective tax rate.

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

Further, our operations could be disrupted by the obligations of personnel to perform military reserves service. As of December 31, 2022, approximately 31.4% of our personnel are based in Israel, certain of whom may be called upon to perform military reserve duty, which could materially adversely affect our business and results of operations.

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

Furthermore, the Israeli government has recently been pursuing legislative changes which, if adopted, will alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. Many individuals, organizations and institutions, within and outside of Israel, have voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among others, a downgrade in Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could adversely affect the conditions in which we operate and potentially deter foreign investors and organizations from investing or transacting business in Israel. If any of the foregoing risks were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We were granted an Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). In the past, we elected the alternative benefits program, pursuant to which income derived from the Approved Enterprise program was tax-exempt for two years and enjoyed a reduced tax rate of 10.0% to 25.0% for up to a total of eight years, depending on the percentage of foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises under the Investment Law. In March 2013, we notified the Israel Tax Authority that we applied the new tax Preferred Enterprise regime under the Investment Law instead of our Approved Enterprise and Benefited Enterprise. Accordingly, we were eligible for certain tax benefits provided to Preferred Enterprises under the Investment Law. If we do not meet the conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended, for the Preferred Enterprise, any of the associated tax benefits may be canceled, and we would be required to repay the amount of such benefits, in whole or in part, including interest and CPI linkage (or other monetary penalties). Starting from 2017, we were recognized as eligible for the Technological Preferred Enterprise regime, a sub-category of the Preferred Enterprise regime, which grants enhanced tax benefits to enterprises with significant research and development activities. In the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income could be subject to regular Israeli corporate tax rates, which could negatively affect our financial condition and results of operation. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities may not be eligible for inclusion under future Israeli tax benefit regimes. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Law for the Encouragement of Capital Investments, 5719-1959.”

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

As a public company incorporated in Israel, we may become subject to further compliance obligations and market trends or restrictions, which may strain our resources and divert management’s attention.

Being an Israeli publicly traded company in the United States and being subject to both U.S. and Israeli rules and regulations may make it more expensive for us to obtain directors and officers liability insurance, and we may be required to continue incurring substantially higher costs for reduced coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers. In accordance with the provisions of the Companies Law, approval of our directors’ and officers’ insurance is limited to the terms of our duly approved compensation policy, unless otherwise approved by our shareholders.

Provisions of Israeli law and our articles of association may delay, prevent, or otherwise impede a merger with or an acquisition of us, even when the terms of such a transaction are favorable to us and our shareholders.

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

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, shareholders have a general duty to refrain from discriminating against other shareholders and a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or chief executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C. Board Practices — Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Office Holders.”

ITEM 4.             INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

CyberArk Software Ltd. was founded in 1999 with the vision of protecting high-value business data and pioneering our Digital Vault technology. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provided a secure platform for our customers’ employees to share sensitive files. We began with our early vaulting technology, which has enabled us to evolve into a company that provides a comprehensive solution to secure identities anchored on Privileged Access Management. In 2005, we introduced our Privileged Access Management Solution, upon which we built our leadership position in the Privileged Access Management market, providing a layer of security that protects high level and high value access across an organization. In September 2014, we listed our ordinary shares on the Nasdaq Stock Market LLC (Nasdaq). In addition to investing in organic research and development, in 2015 we began to execute a merger and acquisition strategy and acquired Viewfinity, Inc., a provider of Windows least privilege management and application control software, as well as Cybertinel Ltd., a cybersecurity company specializing in cyber threat detection technology. In May 2017, we acquired Conjur Inc., a provider of DevOps security software. In May 2020, we acquired IDaptive Holdings, Inc., an Identity as a Service (IDaaS) provider. In March 2022, we acquired Aapi.io, a provider of no-code application integration and workflow automation solutions, and in July 2022, we acquired C3M, LLC, a provider of multi-cloud security and compliance solutions. Based on our organic investment in research and development to drive new product releases and innovation, coupled with the incremental acquisitions of selected technologies and the execution of our go-to-market strategy, today CyberArk is the global leader in Identity Security, centered on intelligent privileged controls. We enable secure access for human or machine identities to help organizations secure critical business assets and applications, protect their distributed workforce and customers, and accelerate business across cloud, hybrid and self-hosted environments.  Our solutions enable Zero Trust by enforcing least privilege with continuous identity threat detection and protection.

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

Principal Capital Expenditures

Our cash capital expenditures for fiscal years 2020, 2021 and 2022 amounted to $7.2 million, $8.9 million, and $12.5 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space, purchases of furniture, computers and related equipment and internal use software capitalization. We anticipate our capital expenditures in fiscal year 2023 to be less than 3% of revenues. We anticipate our capital expenditures in 2023 will be financed with cash on hand and cash provided by operating activities.

B.	Business Overview

CyberArk is the global leader in Identity Security, centered on intelligent privilege controls, with a focus on protecting organizations against identity-based cyberattacks. We apply intelligent privilege controls to all identities – human & machine – with continuous threat detection and prevention across the entire identity lifecycle. With CyberArk, organizations can enable Zero Trust and least privilege with complete visibility, ensuring that every identity can securely access any approved resource, located anywhere, from everywhere – with a single Identity Security Platform.

As the category-defining leader in Privileged Access Management, we are uniquely positioned to deliver on Identity Security because our core competency is securing the “keys to the kingdom.” These “keys to the kingdom” enable our customers to control access to sensitive infrastructure and applications; keeping them out of the hands of malicious or careless insiders or external attackers and preventing disruption to the business.

With the rapid rise in mobile workers, hybrid and multi-cloud adoption, and digitalization of the enterprise, physical and network security barriers are less relevant for securing data and assets than ever before. Compromised identities and their associated privileges now represent the fastest attack path to an organization’s most valuable assets. As a result, identity controls are now becoming the new security perimeter and are a critical foundation for implementing Zero Trust strategies. Our approach is unique as CyberArk recognizes that every identity can become privileged under certain conditions, and we offer the broadest range of security controls to reduce that risk while delivering a high-quality experience to the end user. This includes securing workforce, partner and customer identities by replacing complex, patchworked and siloed legacy access and privileged access management solutions to improve security and operational efficiencies.

During 2022, we continued to add new customers and cross sell to existing customers directly and through channels. As of December 31, 2022, we had more than 8,000 customers, including more than 55% of Fortune 500 companies and more than 35% of Global 2000 companies. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology, and telecommunications, as well as federal and local government agencies in multiple countries. We sell our solutions through a high-touch hybrid model that includes direct sales, channel sales, managed security service providers, and advisory firm partners.

In the first quarter of 2022, we successfully accomplished our goal to have at least 85% of sales comprised of subscriptions, including both SaaS and self-hosted subscriptions. As we continue to sell more subscription licenses and services, we expect perpetual licenses to continue to decline as a percentage of overall sales. Throughout 2023, we will continue to build on this momentum and operate as a subscription company.

Our Growth Strategy

The key elements of our long-term growth strategy include:

•
Strengthening our Identity Security leadership position by delivering ongoing innovation. We intend to extend our leadership position by enhancing our solutions, introducing new functionality and developing new offerings to address additional use cases. Our strategy includes both internal development and an active mergers and acquisition program in which we acquire or invest in complementary businesses or technologies.

•
Extending our global go-to-market reach. We market and sell our solutions through a high-touch hybrid model that includes direct and indirect sales. We leverage our sophisticated marketing capabilities, such as account-based and inbound marketing, GTM plays, and our IMPACT and IMPACT World Tour conferences, to drive demand and generate pipeline. We plan to expand our sales reach by adding new direct sales capacity, expanding our indirect channels by deepening our relationships with existing partners and by adding new partners, including value-added resellers, system integrators, managed security service providers, distributors, and C3 Alliance partners. We are also expanding our routes to market to include cloud provider marketplaces.

•
Growing our customer base.  The global threat landscape, digitalization of the enterprise, cloud migration and the broad security skills shortage are contributing to the need for Identity Security solutions. We believe that every organization, regardless of size or vertical, needs Identity Security. We plan to pursue new customers in the enterprise and corporate segments of the market with our sales and partner teams, as well as through our brand awareness and lead generation campaigns.

•
Expanding our relationships with existing customers. As of December 31, 2022, we had more than 8,000 customers. We have worked hard to develop strong relationships with our customers. Our Customer Success team will focus on expanding these relationships by growing the number of users who access our solutions and cross-selling additional products and services.

•
Driving strong adoption of our solutions and retaining our customer base. An important part of our overall strategy, particularly for our SaaS and self-hosted subscription customers, is delivering fast time to value from our solutions. We will continue to deliver high levels of customer service and support and invest in our Customer Success team to help ensure that our customers are up and running quickly and derive benefit from our software, which we believe will result in higher customer retention rates.

•
Attracting, developing and retaining a diverse and inclusive employee base. A key pillar of our growth strategy is attracting, developing and retaining our employees.  Our people are one of our most valuable assets, and our culture is a key business differentiator for CyberArk. We value diversity and inclusion, which allows for the exchange of ideas, creates a strong community, and helps ensure our employees feel valued and respected.

Industry Background

Securing identities and their associated privileges are a main focus of product investment due to the growth of our market and several key drivers that we have identified based on multi-year trends.

Digital Transformation and Shift Left: The digitalization of business creates a larger digital landscape full of opportunities for improved engagement with customers, vendors and employees, but also greater exposure to cyber threats. New digital technologies require expanded privileged access for both humans and machines that must be properly secured. Companies are adopting DevOps methodologies to speed the pace of innovation.  Hybrid and multi-cloud adoption drive the need for centralized solutions that help secure access of all types enterprise-wide. This trend has continued as companies provide hybrid and remote capabilities for the workforce and look for additional online options to stay viable.

Cloud Migration and SaaS Applications: Broad acceptance and adoption of hybrid and cloud-based infrastructure, the level of speed and automation across IT environments, and an increasing reliance on SaaS applications, significantly impact how organizations approach security. Until a few years ago, organizations would typically prioritize protection of their most critical systems and data, with a particular focus on protecting privileged access. “Privileged users” were understood at the time to be mostly IT administrators accessing shared administrative accounts in systems and applications. However, in today’s cloud and SaaS environment, every identity can become privileged under certain conditions.

All identities operating in a modern environment (such as employees, partners, IT administrators, DevOps team members and developers, applications and robots, vendors and customers) might have some level of privilege that, if improperly secured, can provide an attack path into an organization’s most valuable assets. This trend is coupled with the rapid expansion and adoption of hybrid and cloud infrastructure, applications and application programming interfaces (APIs), mobile and remote workers, and use of third parties. We now live in a world where the number, types and interrelationships of identities have exploded, creating new dimensions to the threat landscape.

In addition, the underlying environments are highly dynamic with much more ephemeral infrastructure where compute capacity is easily scaled up or scaled down.  The rates of change in these modern environments are exponentially faster, which requires organizations to implement more automation into their identity security controls for both traditional and cloud native applications built using DevOps methodologies.

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

While traditional, perimeter-based security relies on a strategy of trying to separate legitimate users from threat actors and assumes that systems and traffic within the corporate networks and datacenters can be trusted, Zero Trust assumes that the threat actors have already established a network presence and have access to an organization’s applications and systems. In a Zero Trust security model, organizations aim to have every identity continuously authenticated and authorized before granting it access.

Zero Trust is not a single technology, but an approach that ensures every user’s identity is verified, their device is validated, and their access is intelligently limited to just what they need – and taken away when they no longer need it. CyberArk’s Identity Security solutions deliver capabilities that are foundational to adopting a Zero Trust approach.

Skills Gap: The skills gap in cybersecurity creates meaningful challenges, not only for Chief Security Officers (CISOs), but also for implementing mission-critical strategic initiatives. As cloud adoption accelerates the speed of business, companies are relying more heavily on applications, technology and automation to compete. CISOs are evaluating staffing requirements for adding new security tools and implementing new projects and business initiatives. To address the staffing shortage and skills gap, organizations are looking at opportunities to consolidate vendors and increase the implementation of automation to free up security and IT teams to focus on more value-added initiatives.

Governance and Compliance: Industry regulations such as Sarbanes Oxley (SOX), Payment Card Industry Data Security Standard (PCI), SWIFT Customer Security Controls Framework, Health Insurance Portability and Accountability Act (HIPAA), General Data Protection Regulation (GDPR), California Privacy Rights Act (CPRA) and security frameworks such as National Institute of Standards (NIST) and the Center for Internet Security (CIS), for example, all have stringent requirements to uphold strong Identity Security controls to maintain data privacy and sovereignty. Interest in CyberArk’s Identity Security solutions is also being fueled by customers who are purchasing cyber insurance policies and need to provide proof of implementation of proper Identity Security controls to obtain insurance coverage and lower their premiums.

Our Solutions

Our Identity Security Platform provides a complete and flexible set of Identity Security capabilities across six main solution areas: Workforce and Customer Access, Endpoint Privilege Security, Privileged Access Management, Secrets Management, Cloud Privilege Security, and Identity Management.

Identity Security Platform

Seamless & Secure Access for All Identities	Intelligent Privilege Controls	Flexible Identity Automation & Orchestration

Workforce & Customer Access	Endpoint Privilege Security	Privileged Access Management	Secrets Management	Cloud Privilege Security	Identity Management
Secure Web Sessions	Endpoint Privilege Manager: Workstations & Servers	Privilege Cloud & PAM Self-Hosted	Secrets Hub	Secure Cloud Access	Identity Lifecycle Management
SSO & Adaptive MFA (Workforce and Customer)	Secure Desktop	Vendor PAM	Conjur Cloud, Enterprise & OSS	Cloud Entitlements Manager	Identity Flows
Workforce Password Management		Dynamic Privileged Access	Credential Providers		Identity Compliance

Identity Security Intelligence

SaaS — Hybrid — Self-Hosted

Privileged Access Management

CyberArk’s Privileged Access Management solutions can be used to secure, manage, and monitor privileged access. Privileged accounts can be found on endpoints, in applications, and from hybrid to multi-cloud environments.

o
Privileged Access Manager. CyberArk Privileged Access Manager and CyberArk Privilege Cloud include risk-based credential security and session management to protect against attacks involving privileged access. CyberArk’s self-hosted Privileged Access Manager solution can be deployed in a self-hosted data center or in a hybrid cloud or a public cloud environment. CyberArk Privileged Cloud is a SaaS solution.

o
Vendor Privileged Access Manager. CyberArk Vendor Privileged Access Manager combines Privileged Access Manager or Privilege Cloud and Remote Access, a SaaS solution, to provide fast, easy and secure privileged access to third-party vendors who need access to critical internal systems via CyberArk, without the need to use passwords. By not requiring VPNs or agents, Vendor Privileged Access Manager removes operational overhead for administrators, makes it easier and quicker to deploy and improves organizational security.

o
Dynamic Privileged Access. CyberArk Dynamic Privileged Access is a SaaS solution that provisions just-in-time (JIT), privileged access to Linux Virtual Machines (VMs hosted in AWS and Azure and on-premises windows servers). The solution leverages attribute-based access control (ABAC) and full session isolation to drive measurable risk reduction. Dynamic Privileged Access allows organizations to unify controls for JIT and standing privileged access across public cloud and on-premises systems, enabling operational efficiencies while progressing towards Zero Standing Privileges (ZSP) and Zero Trust initiatives.

Endpoint Privilege Security

o
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

o
Secure Desktop. CyberArk Secure Desktop solution lets businesses protect access to endpoints and enforce the principle of least privilege without complicating IT operations or hindering user productivity. The unified endpoint multifactor authentication and privilege management solution helps organizations strengthen access security, optimize user experiences, and eliminate the manually intensive, error-prone administrative processes that can lead to over provisioning and privilege abuse.

Workforce & Customer Access

We deliver robust Identity as a Service (IDaaS) which provides a comprehensive Artificial Intelligence (AI)-based and security-first approach to managing identities that is both adaptive and context-aware. CyberArk Identity includes capabilities to secure both workforce and customer identities.

Workforce Identity offers:

o	Adaptive Multi-factor Authentication (MFA). Adaptive MFA enables an enterprise to enforce risk-aware and strong identity assurance controls within the organization.

o
Single Sign-On (SSO). SSO is the ability to use a single secure identity to access all applications and resources within an organization. CyberArk Identity enables SSO for all types of users (workforce, partners, and consumers) to all types of workstations, systems, VPNs, and applications both in the cloud and on-premises.

o
Secure Web Sessions. Secure Web Sessions records, audits and protects end-user activity within designated web applications. The solution uses a browser extension on an end-user’s endpoint to monitor and segregate web apps that are accessed through SSO and deemed sensitive by business application owners, enterprise IT and security administrators.

o
Workforce Password Management. CyberArk Workforce Password Management is an enterprise-focused password manager providing a user-friendly solution to store data from business applications -like website URLs, usernames, passwords and notes – in a centralized vault and securely share it with other users in the organization.

o
Application Gateway. With the CyberArk Identity Application Gateway service, customers can enable secure remote access and expand SSO benefits to on-premises web apps — like SharePoint and SAP — without the complexity of installing and maintaining VPNs.

o
Identity Lifecycle Management. This module enables CyberArk Identity customers to automate the joiner, mover, and leaver processes within the organization. This automation is critical to ensure that privileges don’t accumulate, and a user’s access is turned off as soon as the individual changes roles or leaves the organization.

o
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

Secrets Management

Our capabilities in the area of Secrets Management are focused on securing secrets used by machine identities such as applications, scripts, containers, DevOps tools, and third-party security solutions. Secrets Manager enables organizations to avoid the need to store secrets within applications and instead allows them to easily and securely access the required credentials from the CyberArk Vault. Secrets Manager supports traditional applications with its Credential Providers and dynamic applications with Conjur.

o
Secrets Manager Credential Providers. Credential Providers can be used to provide and manage the credentials used by third-party solutions such as security tools, RPA, and IT management software, and also supports internally developed applications built on traditional monolithic application architectures. Credential Providers works with CyberArk’s on-premises and SaaS based solutions.

o
Conjur Secrets Manager and Conjur Cloud Secrets Manager. For cloud-native applications built using DevOps methodologies, Conjur Enterprise and Conjur Cloud provide a secrets management solution tailored specifically to the unique requirements of these environments delivered either on-premises or in the cloud. We also provide an open-source version to better meet the needs of the developer community.

o
AWS Secrets Hub. For organizations developing in AWS Secrets Manager, Secrets Hub centrally manages and rotates secrets in CyberArk’s Conjur while enabling developers to continue to develop in the native AWS environment.

Cloud Privilege Security

o
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

Identity Management

Our capabilities in Identity Management include Lifecycle Management, Identity Flows, Identity Compliance and directory services. Our Identity Management solutions are designed to provide a single view of who has access to what, ensuring that the right access is granted for the right amount of time to the right people. CyberArk Lifecycle Management streamlines provisioning and management of entitlements throughout a user’s employment, including approval workflows, access certifications and providing and revoking access. CyberArk Identity Flows is a no-code identity management workflow solution that reduces complexity and manual tasks to easily create workflows and automate business processes. CyberArk Identity Compliance enables customers to discover, certify, remediate and audit access, ensuring that an organization can implement Zero Trust across the enterprise.

Our Technology

Our portfolio provides a complete and flexible set of Identity Security capabilities that leverage the following core technologies:

Identity Security Platform Shared Services. Our Shared Services enable operational efficiencies, leveraging a single admin portal with unified audit, consistent authentication and authorization for all identities and Identity Security intelligence. The platform allows for secure role-based access to CyberArk SaaS through a single user interface to improve operational efficiencies for CyberArk solutions.

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

Strong Application Authentication and Credential Management. The Secrets Manager architecture allows an organization to eliminate hard-coded application credentials, such as passwords and encryption keys, from applications and scripts. Our secure, proprietary technology permits authentication of an application during run-time, based on any combination of the application’s signature, executable path or IP address, and operating system user. Following application authentication, the authenticated application uses a secure application programming interface (API), to request privileged account credentials during run-time and, based on the application permissions in Privileged Access Manager, up-to-date credentials are provided to the application.

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

Single Sign-on. Our Single Sign-on (SSO) solution facilitates the secure access to many different applications, systems, and resources while only requiring a single authentication. Our SSO solution offers a modern identity provider supporting popular SSO protocols to any system or app that supports SAML, WS-Fed, OIDC and OAuth2, as well as an extensive application catalog with out-of-the-box integration for thousands of applications.

Our Customers

As of December 31, 2022, we had more than 8,000 customers, including more than 55% of Fortune 500 companies and more than 35% of Global 2000 companies. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology and telecommunications, as well as government agencies.

Our business is not dependent on any particular customer. No customer or channel partner accounted for more than 10% of our revenues in the last three years. Our diverse global footprint is evidenced by the fact that in 2022, we generated 52.9% of our revenues from customers in the United States, 30.1% from the EMEA region and 17.0% from the rest of the world, including countries in North and South America other than the United States, and countries in the Asia Pacific and Japan region.

Go-to-Market

Marketing

Our marketing strategy is focused on further strengthening our brand, communicating the benefits of our solutions to our target audiences, driving market engagement, and creating a pipeline with prospects, resulting in an increase in sales to existing and new customers. We are uniquely positioned as the global leader in Identity Security. Centered on intelligent privilege controls, we provide comprehensive security solutions for human or machine identities across business applications, distributed workforces, hybrid cloud workloads, and throughout DevOps pipelines. The world’s leading organizations trust CyberArk to help secure their most critical assets.

We execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate our value proposition and differentiation for our products, generating qualified leads for our sales force and channel partners. Our marketing efforts include global inbound and outbound demand generation campaigns, account-based marketing, public relations in multiple geographies and the publication of a broad array of content made available through our website. We also participate at key industry events around the world, engaging with audiences through exhibits and demonstrations, speaking sessions and executive meetings.

In July 2022, we hosted our 16th annual CyberArk IMPACT Conference for customers, partners and prospects in Boston, MA, with more than 1,000 attendees. The event included a hybrid/virtual component for those who could not travel to attend in-person. Later in the year, we extended this concept to a global series, branded CyberArk IMPACT World Tour and hosted similar events in 14 other cities around the globe, with hundreds of customers, partners and prospects attending at each city. With more than 3,000 attendees in-person, IMPACT and IMPACT World Tour represent the largest Identity Security conference worldwide.

Sales

We believe that our hybrid sales model, which combines the leverage of high-touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business, the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, consisting of the Americas, EMEA, Asia Pacific and Japan. As of December 31, 2022, our global network of channel partners consisted of more than 450 resellers, distributors, and managed service providers. Our channel partners generally complement our sales efforts by helping identify potential sales targets, maintaining relationships with certain customers, introducing new products to existing customers, and offering post-sale professional services and technical support. In 2022, we generated approximately 24% of our revenues from direct sales from our field offices located throughout the world. We work with many global systems integration partners and several leading regional security value added resellers, such as Optiv Security Inc., Merlin International, Computacenter United States Inc., Netpoleon, SHI, M.Tech and GuidePoint Security. These companies were each among our top 15 channel partners in 2021 and 2022 by revenues, and we have derived a meaningful amount of revenues from sales to each of them during the last two years. Further, we work with advisory firms such as Deloitte, PricewaterhouseCoopers LLP, and KPMG in co-marketing and co-delivery of our solutions and providing implementation services to our customers.

Through CyberArk’s C3 Alliance, our global technology partner program, we bring together enterprise software, IT, Security, and cloud providers to build on the power of Identity Security to better protect customers from cyber threats. Our CyberArk Marketplace provides a trusted platform for customers to easily find and deploy integrations from the C3 Alliance, partners, and community members.

Our sales cycle varies by size of the customer, the number of products purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to several months for large deployments. We also typically experience seasonality in our sales, particularly demonstrated by increased sales in the last month of a quarter and the last quarter of the year. To support our broadly dispersed global channel partners and customer base in our hybrid model, we had sales personnel in 41 countries as of December 31, 2022. We plan to continue investing in our sales organization to support both the growth of our channel partners and our direct sales organization.

Professional and Support Services

Maintenance and Support

Our maintenance and support program provides all customers who purchase maintenance and support in conjunction with their perpetual licenses, and customers who purchase self-hosted and SaaS subscriptions, the right to software bug repairs, the latest software enhancements, and updates on an if-and-when available basis during the maintenance period or subscription term, and access to our technical support services. Customers who purchase maintenance and support in conjunction with their initial perpetual license purchase typically buy for one year or three years, and can subsequently continue to renew maintenance and support for additional one- or three-year periods. These two alternative maintenance and support periods are common in the software industry. Customers typically pay for each alternative in full at the beginning of their terms. However, in select situations, customers can opt for annual payments.

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

Professional Services

Our products are designed to allow for online trials, or to allow customers to download, install and deploy them on their own or with training and professional assistance. Our solutions are highly configurable, and many customers will select either one of our many trained channel partners or our CyberArk Security Services team to provide expert professional services. Our Security Services team can be contracted to assist customers in planning, installing, and configuring our solution to meet the needs of their security and IT environment, and provide technical account management services. Our Security Services team provides ongoing consulting services regarding best practices for achieving Identity Security, and recommended ways to implement our solutions to meet specific customer requirements. Additionally, they share best practices associated with Identity Security to educate customers and partners on such best practices through virtual classroom, live face-to-face, or self-paced classes. We also have Red Team services, which specialize in adversary simulations to test customers’ and prospects’ cloud and hybrid environments, DevOps pipelines and processes to help make their environment more secure.

In 2021, we introduced new professional services solutions aimed at delivering faster time to value and helping customers streamline the deployment of certain CyberArk SaaS products, while providing a resource to help to implement a phased approach to a Privileged Access Management program, from planning, to pilot, to production.  In addition, in 2022, we expanded our professional services packages by offering outcome-based services that corresponded with each of our SaaS solutions.

The most comprehensive program of its kind, CyberArk Blueprint is designed to help customers take a future-proof, phased and measurable approach to reducing Identity Security risks. The experience of the CyberArk Labs and Red Team (CyberArk teams involved in cybersecurity research) and incident response engagements shows that nearly every targeted attack follows a similar pattern of identity and privileged credential compromise. These patterns influenced CyberArk Blueprint’s three guiding principles, which are foundational to the program: prevent credential theft; stop lateral and vertical movement; and limit privilege escalation and abuse. The CyberArk Blueprint uses a simple, prescriptive approach based on these guiding principles to reduce risk across five stages of Identity Security maturity. Customers benefit from being able to prioritize quick wins, progressively address advanced Identity Security use cases, and align security controls to digital transformation efforts across hybrid environments.

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and continuing to enhance existing products and services, as well as developing new solutions, services, products, features and functionality to meet market needs. We believe the timely development of new products and capabilities is essential to maintaining our competitive position. The majority of our solutions are delivered as SaaS, in which we regularly incorporate new features and enhancements to existing features. We also maintain a dedicated CyberArk Labs team that researches reported cyber-attacks, the attackers’ techniques and post-exploit methods that lead to new security development initiatives for our products, and provides thought-leadership on new product capabilities and targeted attack mitigation.

As of December 31, 2022, we had 901 employees focused on research and development. We conduct our research and development activities primarily in Israel, as well as other locations such as the United States and India. We believe this provides access to world class engineering talent. Our research and development expenses were $95.4 million, $142.1 million, and $190.3 million in 2020, 2021, and 2022, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property.

As of December 31, 2022, we had 130 issued patents in the U.S., and 49 pending U.S. patent applications. We also had 59 issued patents and 20 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The inventions for which we have sought patent protection relate to current and future elements of our products and technology. The following list of products identifies some of those with patent-protected features, but other products may also be protected by one or more patents: Privileged Access Security (PAS) solutions, including Privileged Access Manager, Vendor Privileged Access Manager, Privileged Session Manager (PSM), Enterprise Password Vault (EPV), Privilege Cloud, CyberArk DNA (Discovery and Audit), Privileged Threat Analytics (PTA), Endpoint Privilege Manager (EPM), Sensitive Information Management (SIM) and Cloud Entitlements Manager (CEM); Secret Management Solutions, including Conjur Secrets Manager Enterprise, Conjur Secrets Manager Open Source, Credential Providers, Secretless and Secretless Broker; and Access Management Solutions, including CyberArk Identity, Workforce Identity, Customer Identity and Secure Web Sessions.

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

Competition

The IT security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with  multiple established and emerging companies that offer a broad array of IT security products that employ different approaches and delivery models.

Specifically, our Identity Security Platform competes across a variety of markets and competitors, including, but not limited to:

•	Privileged Access Management (PAM), including Endpoint Privilege Management, such as Delinea and BeyondTrust;

•	Identity and Access Management, such as Okta and Microsoft; and

•	Secrets Management, including broad DevOps solutions, such as Hashi Corporation.

The maturity and growth of the IT Security market could also make it appealing for new players, such as large or emerging cybersecurity vendors or those in related markets (Endpoint, Cloud Security, DevOps or Infrastructure as a Service (IaaS)), to enter markets where we specialize. Additionally, consolidation among cybersecurity vendors may create an opportunity for our competitors to provide a greater breadth of offerings, including more integrations and bundled products. This may create a competitive disadvantage, regardless of the performance and features of our offerings if customers prefer to utilize one vendor for multiple cybersecurity capabilities. Furthermore, organizations continuously evaluate their security priorities and investments and may allocate their IT security budgets to other solutions and strategies, including solutions offered by our competitors, and may not adopt or expand use of our solutions. Accordingly, we may also compete for budget priority, to a certain extent, with other cybersecurity solutions offered by Microsoft, Palo Alto Networks, and Crowdstrike Holdings. The principal competitive factors in our market include:

o	the breadth and completeness of a security solution;

o	reliability and effectiveness in protecting, detecting and responding to cyberattacks;

o	analytics and accountability at an individual user level;

o	ability of customers to achieve and maintain compliance with compliance standards and audit requirements;

o	strength of sale and marketing efforts, including advisory firms and channel partner relationships;

o	global reach and customer base;

o	scalability and ease of integration with an organization’s existing IT infrastructure and security investments;

o	brand awareness and reputation;

o	innovation and thought leadership;

o	quality of customer support and professional services;

o	speed at which a solution can be deployed and implemented; and

o	price of a solution and cost of maintenance and professional services.

We believe we compete favorably with our competitors based on these factors. However, some of our current competitors may enjoy one or some combination of potential competitive advantages, such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical, and operational capabilities.

Properties

Our corporate headquarters are in Petach-Tikva, Israel in an office consisting of approximately 139,100 square feet to which we moved in September 2017. The current lease expires in September 2027 with an extension option for one successive 24-month period. Our U.S. headquarters are in Newton, Massachusetts in an office consisting of approximately 32,463 square feet. The lease expires in June 2026 with an extension option for the entire premises through 2034. We maintain additional offices in  Israel, the U.S., the U.K., Singapore, France, Germany, Australia, Japan, India, and the Netherlands. We believe that our facilities are sufficient to meet our current needs and that we will be able to obtain additional facilities on commercially reasonable terms if we require additional space to accommodate our growth.

Internal Cybersecurity

As we offer Identity Security solutions and services, we are sensitive to potential cyber-attacks that may result in unauthorized access to our information, and potentially that of our customers. We are also aware that, being an Israeli company, we may be targeted by cyber terrorists, cyber criminals, nation-state actors, or nation-state affiliated actors. Any actual or perceived breach of our networks, systems or data may have an adverse impact on the market perception of our solutions and services and may expose us to potential liability.

For more information regarding the risks involved with cybersecurity, see “Item 3.D. Risk Factors— Real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, may result in significant reputational, financial, and legal adverse impact” and“—If our internal IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.”

We are focused on continuously implementing and maintaining technologies and solutions to assist in the prevention of potential cyber-attacks, as well as protective measures and contingency plans in the event of an actual attack. We maintain cybersecurity risk management policies and procedures, including internal controls, audits and disclosure protocols for handling and responding to cybersecurity events. These policies and procedures include internal notifications and engagements and, as necessary, cooperation with law enforcement. Our controls are designed to limit and monitor access to our systems, networks, and data, prevent inappropriate or unauthorized access or modification, and monitor for threats or vulnerabilities. We periodically review and modify our cybersecurity risk management policies and procedures to reflect changes in technology, the regulatory environment, industry and security practices and other business needs. We conduct periodic trainings for our employees, including on phishing, malware and other cybersecurity risks, and we have mechanisms in place designed to promote rapid internal reporting of potential or actual cybersecurity breaches.

We made significant investments in technical and organizational measures to establish and manage compliance with laws and regulations governing our activities regarding protected data (such as GDPR), which enhance our data protection and cybersecurity. Furthermore, we monitor cybersecurity risks, certifications or assessments at our third-party cloud infrastructure providers and other IT service providers and reevaluate those contractual relationships as appropriate.

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

Legal Proceedings

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.	Organizational Structure

The legal name of our Company is CyberArk Software Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries all of which are 100% owned directly or indirectly by CyberArk Software Ltd.:

Name of Subsidiary	Place of Incorporation
CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) PTE. LTD.	Singapore
CyberArk Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd. CyberArk Software (Japan) K.K. CyberArk Software Canada Inc. CyberArk USA Engineering, GP, LLC	Australia Japan Canada Delaware, United States
CyberArk Software (Spain), S.L.	Spain
CyberArk Software (India) Private Limited C3M India Private Limited	India India

D.	Property, Plant and Equipment

See “Item 4.B.—Business Overview—Properties” for a discussion of property, plant and equipment, as applicable.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Company Overview

CyberArk is a global leader in Identity Security, centered on intelligent privilege controls, with a focus on protecting organizations against identity-based cyberattacks. CyberArk applies intelligent privilege controls to all identities – human and machine – with continuous threat detection and prevention across the entire identity lifecycle. With CyberArk, organizations can enable Zero Trust and least privilege with complete visibility, ensuring that every identity can securely access any approved resource, located anywhere, from everywhere – with a single Identity Security Platform.

We secure access for human or machine identities to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. CyberArk’s vision is to deliver an Identity Security Platform that contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials, and thoroughly audits the entire cycle – giving organizations peace of mind to drive their businesses fearlessly forward.

As the category-defining leader in Privileged Access Management, we are uniquely positioned to deliver on Identity Security because our core competency is securing the “keys to the kingdom.” These “keys to the kingdom” enable our customers to control access to sensitive infrastructure and applications, keeping them out of the hands of malicious or careless insiders or external attackers and preventing disruption to the business.

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

Prior to 2020, we primarily derived our revenues by licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services. We began executing our transition to a subscription business model in early 2021, and, in the first quarter of 2022, we reached our subscription selling goals of at least 85% of our sales through subscriptions, including both SaaS and self-hosted subscriptions. We believe that annual recurring revenue (ARR), subscription portion of ARR, recurring revenues, Remaining Performance Obligations (RPO), and total deferred revenue are indicators of the overall health of the business. For the full year 2022, we increased our ARR by 45% to $570 million as of December 31, 2022. The growth in ARR was driven by an increase in our self-hosted and SaaS subscriptions revenues.  Our subscription revenues increased by 108.5% to $280.6 million in 2022, and recurring revenues increased by 43% to $498.3 million in 2022.

We plan to continue to invest in research and development in order to continue to develop technology to protect modern enterprises from Identity Security risk from hybrid to cloud-native environments. During the years ended December 31, 2020, 2021 and 2022, our revenues were $464.4 million, $502.9 million and $591.7 million, respectively, representing year-over-year growth of 8.3% and 17.7% in 2021 and 2022, respectively. Our net loss for the years ended December 31, 2020, 2021 and 2022 was $(5.8) million, $(83.9) million and $(130.4) million, respectively.

We have also increased our number of employees and subcontractors from 2,140 as of December 31, 2021 to 2,768 as of December 31, 2022. We intend to continue to execute on our strategy of growing our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies, and products. We intend to continue to invest in our sales and marketing teams, with a particular focus on expanding our channel partnerships, targeting new customers, expanding our relationships with existing customers, creating technology partnerships and further building out our customer success operations for existing customers.

Key Performance Indicators and Recent Business Developments

In early 2021, we began to actively transition our business to a subscription model by incentivizing our team to shift our sales from perpetual licenses to recurring subscriptions, including SaaS and self-hosted subscriptions. In the first quarter of 2022, we reached our subscription selling goals of at least 85% of our sales through subscriptions, including both SaaS and self-hosted subscriptions. Revenue recognition for our subscription offerings is ratable compared to sales of perpetual licenses, which results in the entire perpetual license portion recognized as revenue upfront and only revenue from the related maintenance contract recognized ratably. As a result of our business model transition, our revenues, operating income (loss) and net loss continue to be adversely impacted by the increase in ratable revenue recognition, while actual and planned operating expenses continue to increase to support our growth, innovation and scaling of our business. We also expect maintenance revenues associated with perpetual license contracts to decline in the near term. Over the medium term we expect maintenance revenues associated with perpetual license contracts to decline annually as part of our transition to a subscription business model. In addition, the shift toward a recurring revenue business is resulting in an increase in single year payment terms for our customer contracts, which is customary in a subscription business model, in contrast to upfront payments for multi-year maintenance contracts and upfront payments for perpetual licenses we experienced in the perpetual license model. Lastly, the duration of our contract length for our self-hosted subscriptions also impacts the amount of recognized revenue in a period.  These dynamics are having an adverse impact on our profitability and net cash provided by operating activities in the near term. Over the long term, we expect the subscription model to result in higher visibility, stronger durability of our business and the return to profitability and strong cash flow. The subscription business model is directly aligned with the broad market trends related to digital transformation and cloud migration as well as our Identity Security strategy.

As we move forward with the transition, we are focusing on the following metrics to evaluate the health of our business:

	Year ended December 31,
	2020	2021	2022
	($ in millions)
Total ARR (as of period-end)	$274	$393	$570

Subscription Portion of Annual Recurring Revenue (as of period-end)	$74	$183	$364

Recurring revenues	$247	$349	$498

Deferred revenue (as of period-end)	$243	$317	$408

RPO (as of period-end)	$363	$516	$713

ARR. Annual Recurring Revenue (ARR) is a performance indicator that provides more visibility into the growth of our recurring business in the upcoming year. ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and maintenance contracts in effect at the end of the reported period. ARR should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. ARR provides management with more visibility into our revenue stream for the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment.

Subscription Portion of Annual Recurring Revenue. Subscription portion of ARR is a performance indicator that provides more visibility into the area of the business that will drive the long-term growth of our recurring business. Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses. Subscription portion of ARR should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. Subscription portion of ARR provides management with more visibility into our revenue stream for the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment.

Recurring Revenue.  Recurring revenue refers to the portion of our total revenue that includes our SaaS subscriptions, self-hosted subscriptions and recurring maintenance revenues related to our perpetual license contracts. Management monitors the growth of our recurring revenue to evaluate the health of our business. Recurring revenue also provides enhanced visibility and predictability of future revenues.

Total Deferred Revenue. Our total deferred revenue consists of maintenance and support and professional services that have been invoiced and collected but that have not yet been recognized as revenues because they do not meet the applicable criteria, and of self-hosted and SaaS subscription contracts, where there are unconditional rights for a consideration, that have been invoiced but have not yet been recognized. In 2022, an increasing percentage of our total deferred revenue and the substantial portion of our total deferred revenue growth was related to SaaS contracts that have not been recognized.  Management monitors our total deferred revenue because it represents a significant portion of revenues to be recognized in future periods. The material factors driving changes in our license revenues are discussed under “—Comparison of Period to Period Results of Operations.”

Remaining Performance Obligations.  Remaining performance obligations (RPO) represent non-cancelable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.  Management monitors the value of RPO to provide visibility into near term and multi-year revenue streams.  This visibility allows us to make informed decisions about our capital allocations and level of investment.

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2020, including a year-to-year comparison between 2021 and 2020, refer to Item 5. “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 10, 2022.

Components of Statements of Operations

Revenues

Our revenues consist of the following:

o          Subscription Revenues. Subscription revenues include SaaS and self-hosted subscription revenues, as well as maintenance and support services associated with self-hosted subscriptions. Subscription revenues are generated primarily from sales of our Privileged Access Manager (Privilege Cloud and self-hosted), Endpoint Privilege Manager, Conjur Secrets Manager Enterprise and Credential Providers, Vendor Privileged Access Manager and Workforce Identity solutions. We are seeing an increasing percentage of our business coming from our SaaS solutions, which have ratable revenue recognition, increasing our total deferred revenue that will be recognized over time. Our SaaS and self-hosted subscriptions are becoming a larger percentage of our total revenues, and we expect our subscription revenues to continue to grow in the near and long term.  Privileged Access Manager and Workforce Identity are both licensed per user. Endpoint Privilege Manager is licensed by target system (workstations and servers). Conjur Secrets Manager Enterprise and Credential Providers have two different licensing approaches based on the types of applications being secured. The first is licensed by agent for mission-critical and static applications, and the second is licensed by site/region and number of clusters for more dynamic cloud native applications and DevOps pipelines.

o          Perpetual License Revenues. Perpetual license revenues are generated primarily from sales of our Privileged Access Manager. We are seeing a decreasing percentage of our business coming from perpetual licenses, which have upfront revenue recognition. We expect revenues from perpetual licenses to continue to decrease as we continue to operate as a subscription company.

 o          Maintenance and Professional Services Revenues. Maintenance revenues are generated from maintenance and support contracts purchased by our customers who purchase perpetual licenses in order to gain access to the latest software enhancements and updates on an if-and-when available basis and to telephone and email technical support. With the continued decline of new perpetual licenses and related new maintenance contracts, we are expecting our total maintenance revenues to begin to decline in the near term, and we expect total maintenance revenues will continue to decline in absolute dollars over the long term, as we continue to sell more new subscriptions and fewer new perpetual licenses. We also offer professional services for consulting, deployment and training of our customers to fully leverage the use of our products.

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, which includes Canada, Central and South America, and the Asia Pacific and Japan region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2020		2021		2022
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
				($ in thousands)
United States	$246,811	53.1%	$253,811	50.5%	$312,816	52.9%
EMEA	141,866	30.6	163,328	32.5	178,344	30.1
Rest of World	75,754	16.3	85,778	17.0	100,550	17.0
Total revenues	$464,431	100.0%	$502,917	100.0%	$591,710	100.0%

Cost of Revenues

Our total cost of revenues consists of the following:

o
Cost of Subscription Revenues. Cost of subscription revenues consists primarily of cloud infrastructure costs, personnel costs associated with our global cloud organization (that consist primarily of salaries, benefits, bonuses and share-based compensation), amortization of intangible assets and depreciation of internal use software capitalization. As we shift more of our sales to SaaS and self-hosted subscription offerings, we expect the absolute cost of subscription revenues to increase.

o
Cost of Perpetual License Revenues. Cost of perpetual license revenues consists primarily of appliance expenses and allocated personnel costs to support delivery and operations related to perpetual licenses. Personnel costs consist primarily of salaries, benefits, bonuses and share-based compensation. As we shift more of our sales to SaaS and self-hosted subscription contracts, we expect the absolute cost of perpetual license revenues and the cost of perpetual license revenues as a percentage of total revenues to decrease.

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

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of license revenues and maintenance and professional services revenues. Since costs of subscription revenues as a percent of subscription revenues are higher than costs of perpetual licenses as a percent of perpetual revenues, as we continue to operate as a subscription company with an increasing mix of subscription revenues and more investments in our cloud infrastructure, our gross margin may decline.

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

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel, consultants and contractors, cloud infrastructure, software and related expenses and allocated overhead costs. We continue to expect that our research and development expenses will continue to increase in absolute dollars as we continue to grow our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new solutions, products and services.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including commission, as well as marketing programs and business development costs, software and related expenses, travel expenses and allocated overhead costs. We expect that sales and marketing expenses will continue to increase in absolute dollars as we plan to expand our sales and marketing efforts globally. We continue to expect sales and marketing expenses will remain our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include insurance premiums and external legal, audit, accounting and other professional service fees. We continue to expect that general and administrative expense will increase in dollars as we grow and expand our operations.

Financial Income (Expense), Net

Financial income (expense), net consists of mainly interest income, foreign currency exchange gains or losses, foreign exchange forward transactions expenses and amortization of debt discount and issuance costs. Interest income consists of interest earned on our cash, cash equivalents, short and long-term bank deposits and marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Tax benefit (taxes on income)

Tax benefit (taxes on income) consists of taxes related to our activity in Israel, the United States, and numerous other foreign jurisdictions in which we conduct business.

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

For a reconciliation of our Tax benefit (taxes on income) to the theoretical income tax benefit according to  Israeli statutory rate of 23% and for further explanation of our provision for income taxes, refer to Note 13 to our consolidated financial statements included in Item 18 of this annual report.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2020		2021		2022
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
Revenues:
Subscription	$56,425	12.1%	$134,628	26.8%	$280,649	47.4%
Perpetual license	176,061	37.9	115,738	23.0	49,964	8.5
Maintenance and professional services	231,945	50.0	252,551	50.2	261,097	44.1

Total revenues	464,431	100.0	502,917	100.0	591,710	100.0

Cost of revenues:
Subscription	17,513	3.8	25,837	5.2	46,249	7.8
Perpetual license	4,925	1.1	3,904	0.8	2,893	0.5
Maintenance and professional services	60,133	12.9	63,566	12.6	76,904	13.0

Total cost of revenues	82,571	17.8	93,307	18.6	126,046	21.3

Gross profit	381,860	82.2	409,610	81.4	465,664	78.7

Operating expenses:
Research and development	95,426	20.5	142,121	28.2	190,321	32.2
Sales and marketing	219,999	47.4	274,401	54.6	345,273	58.4
General and administrative	60,429	13.0	71,425	14. 2	82,520	13.9

Total operating expenses	375,854	80.9	487,947	97. 0	618,114	104.5

Operating income (loss)	6,006	1.3	(78,337)	(15.6)	(152,450)	(25.8)
Financial income (expense), net	(6,395)	(1.4)	(12,992)	(2.6)	15,432	2.6

Loss before taxes on income	(389)	(0.1)	(91,329)	(18.2)	(137,018)	(23.2)
Tax benefit (taxes on income)	(5,369)	(1.2)	7,383	1.5	6,650	1.1

Net loss	$(5,758)	(1.2)%	$(83,946)	(16.7)%	$(130,368)	(22.0)%

As of the first quarter of 2021, we revised the presentation of our lines of revenue and cost of revenue. We believe that the revised categories for revenue and cost of revenue as presented in the income statement align with how management evaluates the business and the shift toward recurring revenue.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

Revenues

	Year ended December 31,
	2021		2022		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
Subscription	$134,628	26.8%	$280,649	47.4%	$146,021	108.5%
Perpetual license	115,738	23.0	49,964	8.4	(65,774)	(56.8)
Maintenance and professional services	252,551	50.2	261,097	44.1	8,546	3.4

Total revenues	$502,917	100.0%	$591,710	100.0%	$88,793	17.7%

Revenues increased by $88.8 million, or 17.7%, from $502.9 million in 2021 to $591.7 million in 2022. This increase was primarily due to increased subscription sales. The largest increase in revenue occurred in United States, where revenues increased by $59.0 million, while the increase in EMEA and the rest of the world was $15.0 million and $14.8 million, respectively. We increased our number of customers from approximately 7,500 as of December 31, 2021 to more than 8,000 as of December 31, 2022.

Subscription revenues increased by $146.0 million, or 108.5%, from $134.6 million in 2021 to $280.6 million in 2022 as we increased the mix of our subscription sales.

Perpetual license revenues declined by $65.8 million, or 56.8%, from $115.7 million in 2021 to $50.0 million in 2022. The decline in perpetual license revenue is due to our transition from selling perpetual licenses to selling SaaS and self-hosted subscription licenses.

Maintenance and professional services revenues increased by $8.6 million, or 3.4%, from $252.6 million in 2021 to $261.1 million in 2022. Maintenance revenues increased by $3.7 million from $214.0 million in 2021 to $217.7 million in 2022, with renewals increasing by approximately $22.5 million, partially offset by a decrease in initial maintenance contracts of approximately $18.8 million. Professional services revenues increased by $4.9 million from $38.5 million in 2021 to $43.4 million in 2022.

Cost of Revenues and Gross Profit

	Year ended December 31,
	2021		2022		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
Subscription	$25,837	5.2%	$46,249	7.8%	$20,412	79.0%
Perpetual license	3,904	0.8	2,893	0.5	(1,011)	(25.9)%
Maintenance and professional services	63,566	12.6	76,904	13.0	13,338	21.0%

Total cost of revenues	$93,307	18.6%	$126,046	21.3%	$32,739	35.1%

Gross profit	$409,610	81.4%	$465,664	78.7%	$56,054	13.7%

Cost of subscription revenues increased by $20.4 million, or 79%, from $25.8 million in 2021 to $46.2 million in 2022. The increase in cost of subscription revenues was primarily driven by an $8.9 million increase in personnel costs and related expenses, an $8.0 million increase in cloud infrastructure costs to support the growth in our SaaS subscription revenues, a $1.4 million increase in amortization of intangible assets, a $0.7 million increase in the use of third party consultants for services rendered and a $0.6 million increase in amortization of capitalized software costs.

Cost of perpetual license revenues decreased by $1.0 million, or 25.9%, from $3.9 million in 2021 to $2.9 million in 2022. The decrease in cost of perpetual license revenues was primarily driven by a $0.6 million decrease in personnel costs and related expenses and a $0.5 million decrease in amortization of intangible assets.

Cost of maintenance and professional services revenues increased by $13.3 million, or 21%, from $63.6 million in 2021 to $76.9 million in 2022. The increase in cost of maintenance and professional services revenues was driven primarily by an $11.4 million increase in personnel costs and related expenses, a $1.2 million increase in software and cloud infrastructure costs and a $0.5 million increase in travel costs.

Our headcount related to cost of revenues grew from 381 at the end of 2021 to 493 at the end of 2022.

Gross profit increased by approximately $56 million, or 13.7%, from $409.6 million in 2021 to $465.7 million in 2022. Gross margins decreased from 81.4% in 2021 to 78.7% in 2022. This was driven by the increase in SaaS sales which have incremental costs related to cloud infrastructure and, as a result, a lower margin contribution.

Operating Expenses

	Year ended December 31,
	2021		2022		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$142,121	28.2%	$190,321	32.2%	$48,200	33.9%
Sales and marketing	274,401	54.6	345,273	58.4	70,872	25.8
General and administrative	71,425	14.2	82,520	13.9	11,095	15.5

Total operating expenses	$487,947	97.0%	$618,114	104.5%	$130,167	26.7%

Research and Development. Research and development expenses increased by $48.2 million, or 33.9%, from $142.1 million in 2021 to $190.3 million in 2022. This increase was primarily attributable to a $37.6 million increase in personnel costs and related expenses, as we increased our research and development team headcount from 643 at the end of 2021 to 901 at the end of 2022 to support continued investment in our existing and future product and service offerings. The increase was also attributable to a $9.8 million increase in expenses related to consultants and contractors and a $2.1 million increase in cloud infrastructure expenses.

Sales and Marketing. Sales and marketing expenses increased by $70.9 million, or 25.8%, from $274.4 million in 2021 to $345.3 million in 2022. This increase was primarily attributable to a $52.0 million increase in personnel costs and related expenses due to increased headcount in all regions to expand our sales and marketing organization. The increase was also attributable to a $6.9 million increase in marketing programs expenses, a $5.7 million increase in travel expenses due to the easing of COVID-19 travel restrictions, a $2.9 million increase in software and related expenses, a $1.8 million increase in facilities and depreciation overhead costs and a $0.7 million increase in consulting expenses. Our sales and marketing headcount grew from 941 at the end of 2021 to 1,157 at the end of 2022.

General and Administrative. General and administrative expenses increased by $11.1 million, or 15.5%, from $71.4 million in 2021 to $82.5 million in 2022. This increase was primarily attributable to an increase of $8.9 million in personnel costs and related expenses due to increased headcount, a $1.3 million increase in services fees for external legal counsel, accounting and patent administration and a $0.6 million increase in travel costs. Our general and administrative headcount grew from 175 at the end of 2021 to 217 at the end of 2022.

Financial Income (Expense), Net. Financial income (expense), net changed from financial expense of $13.0 million in 2021 to financial income of $15.4 million in 2022. This change resulted primarily from a decrease of $14.8 million in non-cash interest expense related to the amortization of debt discount and issuance costs due to adjustments from adoption of ASU 2020-06, an increase of $11.6 million in interest income from investments in marketable securities and short-term and long-term bank deposits due to a higher interest rate environment in 2022 compared to 2021 and a $2.1 million decrease in financial expenses from foreign currency exchange differences.

Tax benefit. Tax benefit decreased by $0.7 million, or 9.9%, from $7.4 million in 2021 to $6.7 million in 2022. This decrease was mainly attributed to an increase in tax expenses related to share-based compensation, partially offset by an increase in our loss before taxes on income.

B.	Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. We have also raised capital through issuing convertible senior notes, the sale of equity securities in public offerings and, to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses and capital expenditures.

As of December 31, 2021 and 2022, our principal sources of liquidity were cash, cash equivalents, bank deposits and marketable securities of $1.2 billion. We believe that our cash generated from operating activities, along with existing cash, cash equivalents, marketable securities and bank deposits will be sufficient to fund our working capital and capital expenditures for at least the next 12 months and for the foreseeable future. Our future capital requirements will depend on many factors, including our revenue growth rate, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our offerings.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2021	2022
	($ in thousands)
Net cash provided by operating activities	$74,740	$49,708
Net cash used in investing activities	(228,194)	(68,392)
Net cash provided by financing activities	10,949	12,225

A substantial source of our net cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheet as a liability. Our deferred revenue consists of maintenance and support and professional services that have been invoiced and collected but that have not yet been recognized as revenues and of self-hosted subscriptions and SaaS contracts that have been invoiced but not yet recognized. We assess our liquidity, in part, through an analysis of our short-term and long-term deferred revenue that has not yet been recognized as revenues together with our other sources of liquidity. Revenues from SaaS contracts and maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract which is typically one year or three years, and revenues from professional services are recognized as services are performed. Thus, upfront payments add to the liquidity of our operations since we frequently recognize self-hosted subscription, SaaS, maintenance and support and professional services revenues and expenses in subsequent periods to when the payments may be received. The duration of our contracts also impacts our deferred revenue. In 2022, we began to proactively shift our maintenance contracts related to perpetual licenses to one year terms and late in the year we experienced a shortening of duration for some larger contracts for self-hosted subscription.  We expect this shorter duration to impact our net cash provided by operating activities in the short term.

Net Cash Provided by Operating Activities

Our cash flows reflect our net loss coupled with changes in our non-cash working capital.

During the year ended December 31, 2022, operating activities provided $49.7 million in cash as a result of $130.4 million of net loss, adjusted by $120.8 million of non-cash charges related to share-based compensation expense, $16.2 million related to depreciation and amortization expenses, $3.0 million in non-cash interest expense related to the amortization of debt discount and issuance costs and a net change of $109.1 million in non-cash working capital, partially offset by a $15.6 million increase in deferred tax assets and a $53.4 million net change from other long-term assets and liabilities.

The change of $109.1 million in non-cash working capital was due to a $97.0 million increase in short-term deferred revenue, an increase of $0.7 million in employees and payroll accruals, an increase of $4.1 million in trade payables, an $8.8 million net change from other current assets and a decrease of $6.1 million in other current liabilities, partially offset by an increase of $7.6 million in trade receivables.

During the year ended December 31, 2021, operating activities provided $74.7 million in cash as a result of $83.9 million of net loss, adjusted by $95.4 million of non-cash charges related to share-based compensation expense, $14.2 million related to depreciation and amortization expenses, $17.8 million in non-cash interest expense related to the amortization of debt discount and issuance costs and a net change of $72.1 million in non-cash working capital, partially offset by a $12.0 million increase in deferred tax assets and a $28.9 million net change from other long-term assets and liabilities.

The change of $72.1 million in non-cash working capital was due to a $69.2 million increase in short-term deferred revenue, an increase of $23.8 million in employees and payroll accruals and an increase of $1.5 million in trade payables, partially offset by an increase of $20.1 million in trade receivables and a decrease of $2.3 million in other current liabilities.

During the years ended December 31, 2021 and 2022, our days’ sales outstanding, (“DSO”), was 84 days and 75 days, respectively.

Net Cash Used in Investing Activities

Investing activities have consisted of investment in, and proceeds from, short-term and long-term deposits, investment in, and proceeds from sales and maturities of marketable securities, payments for business acquisitions and purchases of property and equipment.

Net cash used in investing activities was $228.2 million and $68.4 million for the years ended December 31, 2021 and 2022, respectively.

The decrease of $159.8 million in net cash used in investing activities in 2022 was due to a net decrease of $204.7 million in investments in short and long-term deposits and marketable securities, partially offset by an increase of $41.3 million in payments for business acquisitions, net of cash acquired, and an increase of $3.6 million in capital expenditures.

The decrease of $184.2 million in net cash used in investing activities in 2021 was due to a net decrease of $117.3 million in investments in short and long-term deposits and marketable securities, and a decrease of $68.6 million in payments for business acquisitions, net of cash acquired, partially offset by an increase of $1.7 million in capital expenditures.

Net Cash Provided by Financing Activities

Our financing activities have consisted of proceeds from shares issued in connection with our ESPP, proceeds from the exercise of share options, payments of contingent consideration related to acquisitions and payments of withholding tax related to employee share plans.

Net cash provided by financing activities was $10.9 million and $12.2 million for the years ended December 31, 2021 and 2022, respectively.

The increase of $1.3 million in net cash provided by financing activities in 2022 was due to an increase of $15.1 million in proceeds from shares issued in connection with employee stock purchase plan, partially offset by a net decrease of $9.1 million in proceeds from exercise of stock options, and an increase of $4.7 million in payments of contingent consideration related to acquisitions.

Our Material Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2022:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
($ in thousands)

Operating lease obligations(1)	$39,299	$7,691	$14,047	$10,891	$6,670
Uncertain tax obligations(2)	2,805	—	—	—	—
Severance pay(3)	7,769	—	—	—	—
0.00% Convertible Senior Notes due 2024(4)	575,000	—	575,000	—	—

Total	$624,873	$7,691	$589,047	$10,891	$6,670

(1) Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and certain motor vehicles.

(2) Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(k) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3) Severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination, retirement or death of the respective employee and may be reduced if the employee’s termination is voluntary. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. As of December 31, 2022, $2.9 million is unfunded. See Note 2(l) to our consolidated financial statements included elsewhere in this annual report for further information.

(4) For additional information, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

Additionally, we entered into non-cancelable material agreements for the receipt of cloud infrastructure services and subscription-based cloud services, effective as of April 2021 through October 2025. As of December 31, 2022, our outstanding contractual commitment is $22.4 million due in the next 12 months and $11.0 million due thereafter.

C.	Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel as well as other locations such as the United States and India. As of December 31, 2022, our research and development department included 901 employees and contractors. In 2022, research and development costs accounted for 32.2% of our total revenues.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and Development.”

For information regarding our patents, see “Item 4.B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our revenues from perpetual licenses and the license portion of self-hosted subscriptions, are recognized at the point of time when the license is made available for download by the customer. Maintenance revenue related to our perpetual license contracts and the maintenance component of our self-hosted subscription offering as well as our SaaS revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years. Professional services revenues are substantially recognized as the services are performed.

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

Share-Based Compensation

We account for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” (ASC No. 718). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods, which is generally the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued service. If vesting is subject to a performance condition, recognition is based on the implicit service period of the award. Expense for awards with performance conditions is estimated and adjusted on a quarterly basis based upon the assessment of the probability that the performance condition will be met.

We selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for our option awards and Employee Share Purchase Plan (ESPP). The fair value of restricted share units (RSUs) and performance share units (PSUs) without market conditions, is based on the closing market value of the underlying shares at the date of grant. For PSUs subject to market conditions, we use a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.

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

Business combination

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

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

For the years ended December 31, 2020, 2021 and 2022, no impairment losses were identified.

Convertible Senior Notes

For the years ended December 31, 2020 and 2021, we accounted for our convertible senior notes in accordance with ASC No. 470-20, “Debt with Conversion and Other Options.” We allocated the principal amount of the convertible senior notes between its liability and equity component. The liability component at issuance is recognized at fair value, which is based on estimations. The calculation is based on the fair value of a similar instrument of similar credit rating and maturity that does not have a conversion feature. The equity component is based on the excess of the principal amount of the convertible senior notes over the fair value of the liability component and is recorded in additional paid-in capital. We allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on the same proportions as the proceeds from the notes.

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

On January 1, 2022, we adopted ASU 2020-06, “Debt - Debt with Conversion and Other Options (subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (subtopic 815-40)," using the modified retrospective method. As a result, the convertible notes' previously recognized equity component was combined with the liability component, and the convertible notes will be accounted for as a single unit of account.

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

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (FIC), which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%.

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

On November 15, 2021, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax upon the distribution or release, within a year from such amendment, of tax-exempt profits derived by Approved or Benefited Enterprises. The reduced tax rate was determined based on a formula, providing for an up to 60% reduction, as long as the corporate income tax rate was not less than 6%. In order to qualify for the reduction, the taxpayer would also have to invest certain amounts in productive assets and research and development in Israel. The Company did not elect to apply for the aforementioned temporary order.

In addition to the temporary amendment, the Investment Law was also amended to reduce the ability of companies to retain the tax-exempt profits while distributing dividends from previously taxed profits. Accordingly, effective August 15, 2021, dividend distributions are deemed made on a pro-rata basis from all types of earnings, including exempt profits, thus triggering additional corporate income tax. As of August 15, 2021, the Company did not distribute any dividends and does not intend to do so in the near future.

As of December 31, 2022, approximately $14.5 million was derived from tax exempt profits earned under the "Approved Enterprises" and "Beneficiary Enterprise". If the retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of up to $3.5 million would be incurred as of December 31, 2022.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” (PTE) and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as PTE which is generally generated by “Benefited Intangible Assets,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE and/or for its segment located in development Zone A. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (NATI).

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

We have obtained a comprehensive tax ruling confirming, among others, that we generally qualify as a PTE since 2017 onwards and this status was affirmed by the Israeli Tax Authority in  corporate tax audit assessment agreements reached in 2021 and in 2022.

Recently Issued Accounting Pronouncements

See Note 2(ac) and Note 2(ad) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards issued.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each member of our senior management as of March 2, 2023:

Name	Age	Position
Senior Management
Ehud (Udi) Mokady[1]	54	Chairman of the Board and Chief Executive Officer and Founder
Matthew Cohen[1]	47	Chief Operating Officer
Joshua Siegel	59	Chief Financial Officer
Chen Bitan	53	General Manager Israel
Peretz Regev	44	Chief Product Officer
Donna Rahav	44	Chief Legal Officer

Directors
Gadi Tirosh(1)(3)(4)(5)	56	Lead Independent Director
Ron Gutler(1)(2)(4)(5)	65	Director
Kim Perdikou(1)(2)(3)(4)(5)	65	Director
David Schaeffer(5)	66	Director
Amnon Shoshani(3)(5)	59	Director
François Auque(2)(5)	66	Director
Avril England(4)(5)	54	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Member of our nominating, environmental, sustainability and governance committee.

(4)	Member of our strategy committee.

(5)	Independent director under the rules of Nasdaq.

1 Starting April 3, 2023, Udi Mokady is expected to assume the role of Executive Chairman of the Board and Matthew Cohen will begin to serve as Chief Executive Officer and join the Board.

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

Chen Bitan has served as the General Manager of our Israeli headquarters since January 2020. He previously served as Chief Product Officer from January 2020 to September 2022, as our General Manager of EMEA, Asia Pacific and Japan from 2005 to 2019 and as Head of Research & Development from 1999 to 2019. From March 1998 to April 1999, Mr. Bitan worked as Project Manager for Amdocs Software Ltd., leading the development of billing and customer care systems for telecommunications providers. From 1995 to 1998, he worked for Magic Software Enterprises Ltd. as Research and Development Group Manager leading the development of their 4GL products for the Asia Pacific market. From 1988 to 1995, Mr. Bitan served in a software engineering unit in the Israel Defense Forces (IDF) in various research and development roles, finally leading the programming education department as Department Manager at the Computer Studies Academy (Mamram). Mr. Bitan holds a Bachelor of Science in computer science and political science from Bar-Ilan University in Ramat-Gan, Israel.

Peretz Regev has served as our Chief Product Officer since September 2022. Prior to joining CyberArk, Mr. Regev served as Vice President of Global Data Science and Engineering at PayPal Holdings Inc. (Nasdaq: PYPL) from January 2015 to September 2022 and served as the General Manager of PayPal Israel from May 2017 to September 2022. Mr. Regev also held several leadership positions at Hewlett-Packard Company (now HP Inc.) (NYSE: HPQ), from January 2005 to December 2014, guiding the SaaS products and Big Data Analytics teams. Before that, Mr. Regev served in various positions at Mercury Interactive, an Israeli software company that was acquired by Hewlett Packard.  Mr. Regev holds a BSc in Computer Sciences from Reichman University in Israel and an MBA from the College of Management Academic Studies in Israel.

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

Kim Perdikou has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Ms. Perdikou has served on the board of Nasuni since December 2022. Ms. Perdikou has served on the Supervisory Board of Alter Domus, since January 2021. Ms. Perdikou has served as Chairman of The Atsign, since December 2019. Ms. Perdikou has served on the board of Trunomi, Ltd. since June 2018. From 2014 to May 2022 Ms. Perdikou has served as Chairman of REBBL Inc. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. From 2006 to 2010 and from August 2000 to January 2006, respectively, Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University (now the West of Scotland University) in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master of Science in information systems from Pace University in New York, United States.

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

François Auque has served as a member of our board of directors since February 2019. Mr. Auque serves as the chairman of the Audit and Risk Committee of Rexel SA from May 2019, after being an observer on the board from October 2018. Mr. Auque serves as the chairman of the board of VividQ, a computer generated holography British startup, since 2022. Mr. Auque serves as a director of AEROSPACELAB, a New Space Belgian startup, since 2022. Mr. Auque also serves, since 2022, as a member of the IQM Quantum Council, an advisory Council to IQM, a Finish-German Quantum Computing startup. Mr. Auque is a partner at InfraVia Capital Partners, a Private Equity firm based in Paris, since 2019. Mr. Auque served as the General Partner and Chairman of the Investment Committee of Airbus Ventures, the venture capital arm of Airbus between 2016 and 2018. From 2000 to 2016, Mr. Auque headed the Airbus space division as a member of Airbus Group’s Executive Committee. Between 1991 and 2000, Mr. Auque served as Chief Financial Officer of Aerospatiale (then Aerospatiale-Matra), one of the three founding firms of the European Aeronautic Defense and Space Company (EADS), Europe’s largest aerospace company (currently Airbus). Mr. Auque holds a Master’s in Finance from Ecole des Hautes Etudes Commercials in Paris, France, a Bachelor of Arts in Public Administration from the Paris Institute of Political Studies in Paris, France, and is a graduate in economics from Ecole Nationale d’Administration in Paris, France.

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

Compensation of Directors and Senior Management

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended December 31, 2022, to our directors and senior management that served at any time during the year ended December 31, 2022 was $30.9 million. This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined in the Companies Law and described under “Board Practices— Disclosure of Compensation of Senior Management” below) during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)

Ehud (Udi) Mokady, Chairman of the Board & CEO	$430,000	$248,387	$665,675	$10,562,017
Matthew Cohen, Chief Operating Officer	425,000	89,591	657,934	4,854,573
Joshua Siegel, Chief Financial Officer	419,545	111,749	464,424	4,628,900
Chen Bitan, General Manager Israel[2]	366,697	143,251	330,701	2,787,013
Clarence Hinton, Chief Strategy Officer	339,700	61,275	279,259	2,334,741

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our Company, as recorded in our financial statements for the year ended December 31, 2022.

(2)
All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2022.

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

(4)	Amounts reported in this column refer to Variable Compensation such as incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2022.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements, which are included in this annual report.

2 Chen Bitan also served as Chief Product Officer from January 2022 to August 2022.

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

In February 2021, 2022 and 2023, the compensation committee certified the Company’s performance of the business PSUs performance criteria and the applicable amount of PSUs earned, demonstrating our track record of paying for performance and linking the CEO’s achievement rate of the performance criteria with the earning of the underlying PSUs as follows:

Year of Grant	Number of Business PSUs Granted (on Target)	Performance Targets	Performance Criteria Achievement Rate (Weighted Average)	Number of PSUs Earned	Earning Rate
2020	16,600	• Annual revenue • Non-GAAP profitability • License-derived revenue	80%	9,830	60%
2021	25,290	• Annual recurring revenue • Percentage of new license subscription bookings out of total new license bookings, on an annualized basis	111%	46,370	183%
2022	24,600	• Annual recurring revenue • Total new license bookings, on an annualized basis	99%	25,110	102%

Business PSUs are earned based on a one-year performance period, and are subject to further time-based vesting.  Relative total shareholder return PSUs (“rTSR PSUs”) are earned based on our total shareholder return relative to the S&P Software & Services Select Industry index over a three-year period.

Year of Grant	Number of rTSR PSUs Granted (on Target)	Percentile Rate	Number of PSUs Earned	Earning Rate
2020	11,100	49.7%	11,040	99.4%

2021 and 2022 rTSR PSUs have not been earned to date, as their performance periods have not yet been completed.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all our executive officers. Most of these agreements contain provisions regarding non-competition and all these agreements contain provisions regarding confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment, subject to applicable law. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide two to six months’ notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

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

Equity Incentive Plans

2014 Share Incentive Plan

The 2014 Share Incentive Plan (the “2014 SIP”), was adopted by our board of directors and became effective on June 10, 2014. The 2014 SIP was approved by our shareholders on July 10, 2014. The 2014 SIP provides for the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates, under varying tax regimes. The maximum aggregate number of shares that may be issued pursuant to awards under this 2014 SIP is the sum of (a) 422,000 shares plus (b) an increase of 1,220,054 shares as of January 1, 2015 plus (c) on January 1 of each calendar year commencing in 2016, a number of shares equal to the lesser of: (i) an amount determined by our board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 shares. Additionally, any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2022, 2,925,695 ordinary shares underlying share-based awards were outstanding under the 2014 SIP and 1,159,520 ordinary shares were reserved for future grant under the 2014 SIP. On January 1, 2023, the aggregate number of ordinary shares reserved for issuance under the 2014 SIP was increased by 1,100,000 shares. Either our board, or a committee established by our board, administers the 2014 SIP, and the board may, at any time, suspend, terminate, modify, or amend the 2014 SIP retroactively or prospectively.

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

2011 Share Incentive Plan

The 2011 Share Incentive Plan (the “2011 SIP”), was adopted by our board of directors and became effective on July 14, 2011. The 2011 SIP was approved by our shareholders on December 20, 2011. Any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2022, 11,053 options to purchase ordinary shares remained outstanding under the 2011 SIP. No new awards may be granted under the 2011 SIP.

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

2020 Employee Share Purchase Plan

On January 1, 2021, our ESPP, became effective. The ESPP enables our eligible employees and eligible employees of our designated subsidiaries to elect to have payroll deductions made during the offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The aggregate number of ordinary shares reserved for issuance under the ESPP, as of January 1, 2022, was 125,000 shares (the “ESPP Share Pool”). On January 1 of each year between 2022 and 2026 the ESPP Share Pool will be increased by a number of ordinary shares equal to the lowest of (i) 1,000,000 shares, (ii) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of shares determined by our board of directors. As of December 31, 2022, 6,898 ordinary shares were reserved for issuance under the ESPP. On January 1, 2023, the aggregate number of ordinary shares reserved for issuance under the ESPP was increased by 200,000 shares.

The ESPP is administered by our board of directors or by a committee designated by the board of directors. Subject to those rights which are reserved to the board of directors or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the ESPP. Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant enrollment date. We expect that on the first trading day of each purchase period, each participant will automatically be granted an option to purchase our ordinary shares on the exercise date of such purchase period. The applicable purchase price will be no less than 85% of the lesser of the fair market value of our ordinary shares on the first day or the last day of the purchase period. The maximum number of ordinary shares that may be purchased under the ESPP in any offer period, per participant, is 10,000. Participant payroll deductions will be used to purchase shares on the last day of each purchase period. The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval must be obtained for any amendment to the ESPP that increases the aggregate number of shares, changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

C.	Board Practices

Board of Directors

Under the Companies Law, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

We comply with the Nasdaq rule that requires a majority of our directors to be independent as defined under Nasdaq corporate governance rules. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under such rules. Under our articles of association, our directors serve for a period of three years pursuant to the staggered board provisions of our articles of association. Under our articles of association, our board of directors must consist of at least four and not more than nine directors. Our board of directors currently consists of eight directors. Our Chairman of the Board is Ehud (Udi) Mokady, who also serves as our Chief Executive Officer. Under the Companies Law, a chairman of the board of directors of a public company may also serve as the chief executive officer of such company if his appointment is ratified and approved by the company’s shareholders, and which term will be valid for a period not exceeding three years from the date of such shareholder approval. In June of 2022, our shareholders ratified and approved Mr. Mokady’s appointment as both Chairman of the Board and Chief Executive Officer, for a two-year period. Effective April 3, 2023, Mr. Mokady will assume the role of Executive Chairman of the Board. At that time, Matthew Cohen, our Chief Operating Officer, will be appointed as Chief Executive Officer and join the Board, as a Class III director.

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

As of the date hereof, our directors are divided among the three classes as follows:

(i) the Class I directors are Ehud (Udi) Mokady, David Schaeffer and François Auque, and their term expires at the annual general meeting of shareholders to be held in 2024 at the time their successors are elected and qualified;

(ii) the Class II directors are Gadi Tirosh, Amnon Shoshani and Avril England, and their term expires at the annual general meeting of shareholders to be held in 2025 at the time their successors are elected and qualified; and

(iii) the Class III directors are Ron Gutler and Kim Perdikou, and their term expires at the annual general meeting of shareholders to be held in 2023 at the time their successors are elected and qualified.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. A director with accounting and financial expertise is a director who, due to education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data.

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

The authorities and responsibilities of the Lead Independent Director prior to the planned separation of the roles of CEO and Chairman of the Board in April 2023 include, but are not limited to, the following:

o
providing leadership to the Board if circumstances arise in which the role of the Chairman of the Board may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

o	developing and managing the execution of a plan for the orderly separation of the Chairman of the Board and CEO roles;

o	presiding as chairman of meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board;

o	serving as liaison between the Chairman of the Board and the independent members of the Board;

o	approving meeting agendas for the Board;

o	approving information sent to the Board;

o	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

o	having the authority to call meetings of the independent members of the Board;

o	being available for consultation and direct communication with shareholders, as appropriate;

o	recommending that the Board retain consultants or advisers that report directly to the Board;

o	conferring with the Chairman of the Board on important Board matters and ensuring the Board focuses on key issues and tasks facing the Company; and

o	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

We intend to maintain the role of a Lead Independent Director following our execution of the planned leadership changes in April 2023, and will disclose revised roles and responsibilities reflecting such changes as part of our 2023 Proxy Statement.

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

o
determining whether there are deficiencies in the business management practices of our Company, including in consultation with our Head of Internal Audit or the independent registered public accounting firm, and making recommendations to the board of directors to improve such practices;

o	determining whether to approve certain related party transactions (see “Item 6.C. Board Practices —Approval of Related Party Transactions under Israeli Law”);

o	recommending to the board of directors the retention and termination of our Head of Internal Audit, and determining the Head of Internal Audit’s remuneration, in accordance with the Companies Law;

o	approving the working plan proposed by the Head of Internal Audit and reviewing and discussing the work of the internal auditor on a quarterly basis;

o	reviewing our cybersecurity risks and controls with senior management, keeping our board informed of key issues related to cybersecurity;

o	establishing procedures for the handling of employees’ complaints as to the deficiencies in the management of our business and the protection to be provided to such employees; and

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment, obligation of payment or other benefit in respect of employment or engagement. The compensation policy must be determined and later re-evaluated according to certain factors, including the advancement of the company’s objectives, business plan and its long-term strategy and creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy, the size and the nature of its operations and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance, which variable compensation shall, other than with respect to office holders who report to the CEO, be primarily based on measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation. The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of company’s office holders (as described below). Accordingly, following the recommendation and approval of our compensation committee and Board, our shareholders approved our compensation policy at the June 2022 annual general meeting.

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

Under our compensation policy, which was approved by our shareholders in June 2022, the compensation committee is responsible for the general administration of the policy.

Nominating, Environmental, Sustainability and Governance Committee

Our nominating, environmental, sustainability and governance committee consists of three independent directors, Gadi Tirosh (Chairperson), Kim Perdikou and Amnon Shoshani.

Nominating Environmental, Sustainability and Governance Committee Role

Our board of directors has a nominating , environmental, sustainability and governance committee charter that sets forth the responsibilities of the nominating, environmental, sustainability and governance committee, which include:

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

o
establishing and maintaining effective corporate governance principles and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our Company; and

o
provide oversight of the Company’s efforts with regard to ESG matters, disclosure and strategy, as well as coordinate, as necessary, with other committees of the board of directors and the Company’s ESG committee and steering committee, which are comprised of key Company employees and management.

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

For additional information, see “Item 6.B. Compensation— Compensation of Directors and Senior Management.”

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Dror Bar Moshe served as our internal auditor, as Head of Internal Audit for the year ended December 31, 2022.

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

As of December 31, 2022, we had 2,768 employees and subcontractors with 869 located in Israel, 939 in the United States, 153 in the United Kingdom and 807 across 43 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Department	2020	2021	2022
Sales and marketing	772	941	1,157
Research and development	464	643	901
Services and support	309	381	493
General and administrative	144	175	217

Total	1,689	2,140	2,768

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

Environmental, Social & Governance
We view ESG principles as being part of our broader strategy and values and believe that transparently disclosing our initiatives related to our ESG program will allow our stakeholders to be informed about our progress.

Our approach to ESG is guided by an internal ESG Committee, which is led by the Senior Vice President, Investor Relations and ESG and comprises members of key business areas including Legal and Compliance, Human Resources, Investor Relations, Information Technology and Product Management. The ESG Committee reports to an Executive Steering Committee that includes the CEO. Ultimately, the ESG Committee is overseen by the Board’s Nominating, Environmental, Sustainability and Governance Committee and the full Board. We believe this structure increases the Board’s effectiveness as it oversees our progress, including the establishment of key metrics and targets. Our ESG highlights, as of the fiscal year ended December 31, 2022, include the following:

Governance, Ethics and Compliance. We are committed to promoting integrity, honesty and professionalism and to maintaining the highest standards of ethical conduct in all of our activities. In the fourth quarter of 2022, we rolled out a new Code of Conduct to align more closely with our values and address the compliance risks most relevant to our business. All CyberArk employees and executive officers are required to certify their compliance with the Code and other company policies on an annual basis. Our Governance, Ethics and Compliance strategy is overseen by our Chief Legal Officer and supported by our VP of Compliance & Ethics, who joined CyberArk in early 2022. We periodically review our compliance program in an effort to ensure that risk mitigation efforts meet relevant regulatory requirements. Our progress is regularly reviewed with our Chief Financial Officer and our CEO. The Audit Committee of the Board of Directors has primary oversight of our Ethics and Compliance program. See “Item 16B. Code of Ethics” for additional details.

Environment and Climate. We recognize the importance of environmental stewardship. During 2022, we took steps to better understand our carbon footprint. As we analyze the results, we are looking at possible opportunities to further understand how we can reduce our impact on the environment.

Human Capital Management
Our People strategy (also Human Capital Management) is built on four pillars: Attract, Belong, Communicate and Develop – the ABCDs.  The ABCD strategy is one focused on the wellbeing, retention, and career development of our people, since our culture continues to be a key ingredient in our success.

We believe that the holistic experience across the ABCD pillars, combined with the right tone at the top, makes the most impact on our employees and our culture. We are committed to hiring talented, smart, bold but humble employees who love a challenge. Our Chief Human Resource Officer, who reports directly to our Chief Executive Officer, oversees our broad and comprehensive initiatives to promote a strong culture, including employee recognition programs, matching charitable donations, a wide range of community volunteering opportunities, team building events, regular executive round table discussions and employee engagement surveys.

Our Culture
Our culture is an important contributing factor to our success and a key differentiator in our strategy. We value diversity and inclusion which allows for the exchange of ideas, creates a strong community and helps our employees to feel valued and respected.

CONTINUOUS IMPROVEMENT
WE
DRIVEN TO WIN
CUSTOMER FIRST
WHAT'S BEST FOR CYBERARK
TRUSTED EXPERT
SMART, BOLD BUT HUMBLE
INNOVATORS

Attract:  Recruitment & Wellbeing
As a growing business, we focus on attracting employees that align to our core values.  In 2022, we expanded our recruitment program and increased our focus on hiring and training recent university graduates including rolling out a “U-Code” program in Israel. We offer a pay-for-performance total rewards approach. Our methodology includes competitive base salaries, variable pay programs to drive target achievements, long-term incentives such as equity grants and customized benefits packages across all our regions. We regularly review our total compensation offerings to address constantly changing trends and developments in the complex global and local markets in which we operate. We have a hybrid work model to promote our employees’ ability to meet their individual work-environment needs.

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

Belong:  Diversity, Equity & Inclusion
Diversity, Equity and Inclusion are critical to the successful execution of our strategy. Cultivating a diverse, equitable and inclusive culture drives innovation, strengthens decision-making processes, and creates a strong community that enables employees to be themselves. Given its importance to our overall strategic execution, our diversity, equity and inclusion program is overseen by the compensation committee and the Board.

We also took important strides in cultivating a more diverse, equitable and inclusive culture by launching two new Employee Resource Groups (ERGs) – one for women and the other for the LGBTQIA2S+ and ally community.

Communicate:  Employee Engagement, Recognition & Satisfaction
Two-way communication helps drive alignment and higher levels of employee engagement and satisfaction. We regularly engage with our employees through programs such as our quarterly all-hands meetings as well as roundtable sessions to increase transparency of strategy and progress through the lens of senior leaders. Providing bi-annual feedback dialogues between each employee and their manager is another avenue for career planning and assessment to outline achievements, challenges and growth opportunities.

Using a third party, we regularly conduct comprehensive employee engagement surveys throughout all regions and departments. In our latest survey we had a participation rate of 81%, up from 74% in 2021, and our engagement score was well above the industry benchmark, indicating that 84% of our employees were pleased with their overall experience and would recommend CyberArk to a peer. We utilize this feedback to enhance and improve overall employee experience, our culture and our strategy. Based on the survey, we executed programs including a series of small roundtable discussions to increase communication, a leadership conference to increase customer centricity and more flexible work arrangements and training that promote better work-life balance.

Develop:  Learning and Career Development
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

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2023 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and senior management individually; and

•	all of our senior management and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to equity-based awards that are currently exercisable or exercisable within 60 days of January 31, 2023, to be outstanding and to be beneficially owned by the person holding the equity-based awards for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 41,070,787 ordinary shares outstanding as of January 31, 2023.

As of January 31, 2023, we had 6 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 41,067,024 of our outstanding ordinary shares, or 99.9% of our outstanding ordinary shares as of January 31, 2023. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 31, 2022 is included under “Item 7.B. Related Party Transactions.”

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders
Wasatch Advisors, Inc. (1)	2,368,496	5.7%

Senior Management and Directors
Ehud (Udi) Mokady (2)	*	*
Matthew Cohen	*	*
Joshua Siegel	*	*
Chen Bitan	*	*
Peretz Regev	*	*
Donna Rahav	*	*
Gadi Tirosh	*	*
Ron Gutler	*	*
Kim Perdikou	*	*
David Schaeffer	*	*
Amnon Shoshani	*	*
François Auque	*	*
Avril England	*	*
All senior management and directors as a group (13 persons)	499,126	1.2%

*Less than 1%

(1)
Based on a Schedule 13G/A filed on February 9, 2023, by Wasatch Advisors, Inc. (“Wastach”), shares beneficially owned consist of 2,368,496 ordinary shares over which Wastach has sole voting and dispositive power. The address of Wasatch is 505 Wakara Way, Salt Lake City, UT 84108.

(2)	Mr. Mokady’s shares include 12,600 shares held in trust for family members over which Mr. Mokady is the beneficial owner.

Significant Changes

No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this annual report.

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

The following is a description of material transactions, or series of related material transactions, since January 1, 2022, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Registration Rights

Our investor rights agreement entitles our shareholders to certain registration rights. None of our shareholders are currently entitled to registration rights.

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

B.          Significant Changes

No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this annual report.

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

Capital Gains

Capital gain tax is generally imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty in force between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index (CPI) between the date of purchase and the date of disposal.

The Real Capital Gain accrued by individuals on the sale of our ordinary shares (that were purchased after January 1, 2012, whether listed on a stock exchange or not) will be taxed at the rate of 25%. However, if such shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

The Real Capital Gain derived by corporations will generally be subject to the ordinary corporate tax (23% in 2018 and thereafter).

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income are taxed in Israel at their marginal tax rates applicable to business income (up to 47% in 2022). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of our ordinary shares.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless an applicable relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “Controlling Shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Such dividends paid to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not), unless a reduced tax rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or generally 20% if the dividend is distributed from income attributed to a Preferred Enterprise (including Preferred Technological Enterprise based on which the Company is taxed as from 2017 onwards), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, the maximum rate of withholding tax on dividends, not generated from an Approved Enterprise or Benefited Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was attributed to a permanent establishment that the U.S. resident maintains in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 663,240 for 2022) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service (IRS), will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

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

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company” (PFIC), in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2022. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund” (QEF), election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election.

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

J.          Annual Report to Security Holders

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2022, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily Euros and British pounds sterling. In 2022, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, travel, marketing programs and other overhead costs. Since the portion of our expenses generated in NIS and British pounds sterling is greater than our revenues in NIS and British pounds sterling, respectively, any appreciation of the NIS or the British pounds sterling relative to the U.S. dollar could  adversely impact our operating loss. In addition, since the portion of our revenues generated in Euros is greater than our expenses incurred in euros, any depreciation of the Euro relative to the U.S. dollar would adversely impact our operating loss.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)

2022	4.0

2021	(6.2)

2020	(3.6)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $16.0 million in 2022. We estimate that a 10% strengthening or weakening in the value of the Euro against the U.S. dollar would have decreased or increased, respectively, our operating loss by approximately $2.3 million in 2022. We estimate that a 10% strengthening or weakening in the value of the British pounds sterling against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $1.0 million in 2022. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll of our Israeli employees in NIS for a period of one to 12 months with forward contracts and other derivative instruments. In addition, from time to time we enter into foreign exchange forward transactions to economically hedge certain net asset balances in Euros, British pounds sterling and Canadian dollars. We do not use derivative financial instruments for speculative or trading purposes.

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

None.

ITEM 15.          CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2022, have concluded that, based on such evaluation, as of such date, our disclosure controls and procedures were effective such that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2022. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

ITEM 16B.          CODE OF ETHICS

We have adopted a corporate Code of Conduct applicable to our executive officers, directors and all other employees. This Code of Conduct is made available to every employee of CyberArk Software Ltd. and all of its subsidiaries and is also available to investors and members of the public on our website at http://investors.cyberark.com or by contacting our investor relations department. The Code of Conduct includes, in compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our Code of Ethics, which is applicable to our chief executive officer, our chief financial officer and all other senior financial officers. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the Code of Conduct (including the Code of Ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2022.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2021 and 2022:

	2021	2022
	($ in thousands)
Audit Fees	$856	$872
Audit-Related Fees	45	33
Tax Fees	367	749
All Other Fees	48	57

Total	$1,316	$1,711

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2021 and 2022 were approved in accordance with our policy.

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

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

 See pages F-2 through F-48 of this annual report.

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

4.2
Office Lease Agreement, dated October 28, 2013, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.3
First Amendment of Lease, dated October 23, 2014, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-202329))

4.4
Letter Agreement, dated June 28, 2018 between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018)

4.5
Summary of Office Lease Agreement, dated February 26, 2015, between the Registrant and Azorei Mallal Industries Ltd., as amended from time to time ∞ (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021)

4.6
Second Amendment of Lease, dated February 27, 2018 between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017)

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

CyberArk Software Ltd.

Date: March 2, 2023	By:	/s/ Ehud Mokady
Ehud Mokady
Chairman of the Board & Chief Executive Officer

CYBERARK SOFTWARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

- - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CyberArk Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CyberArk Software Ltd. (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 2, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating critical audit matters below, providing a separate opinion on critical audit matters or on the accounts or disclosures to which it relates.

Revenue recognition
Description of the Matter
As explained in Note 2 to the consolidated financial statements, the Company generates revenues from providing the rights to access its SaaS solutions and licensing the rights to use its software products, maintenance and professional services. The Company enters into contracts with customers that include combinations of products and services, which are generally distinct and recorded as separate performance obligations. The transaction price is then allocated to the distinct performance obligations based on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred to the customer.

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

Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management's application of significant accounting policies on the contracts. We tested management's identification of significant terms for completeness, including the identification and determination of distinct performance obligations. We also evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services and tested the mathematical accuracy of management's calculations of revenue. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company`s auditor since 2000.
Tel-Aviv, Israel
March 2, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CyberArk Software Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited CyberArk Software Ltd.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CyberArk Software Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 2, 2023 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 2, 2023

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2021	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$356,850	$347,338
Short-term bank deposits	369,645	305,843
Marketable securities	199,933	301,101
Trade receivables (net of allowance for credit losses of $23 and $0 at December 31, 2021 and 2022, respectively)	113,211	120,817
Prepaid expenses and other current assets	22,225	22,482

Total current assets	1,061,864	1,097,581

LONG-TERM ASSETS:
Marketable securities	300,662	227,748
Property and equipment, net	20,183	23,474
Intangible assets, net	17,866	27,508
Goodwill	123,717	153,241
Other long-term assets	121,743	217,040
Deferred tax assets	47,167	72,809

Total long-term assets	631,338	721,820

TOTAL ASSETS	$1,693,202	$1,819,401

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2021	2022

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,076	$13,642
Employees and payroll accruals	75,442	77,328
Accrued expenses and other current liabilities	23,576	33,584
Deferred revenues	230,908	327,918

Total current liabilities	340,002	452,472

LONG-TERM LIABILITIES:
Convertible senior notes, net	520,094	569,344
Deferred revenues	86,367	80,524
Other long-term liabilities	20,227	38,917

Total long-term liabilities	626,688	688,785

TOTAL LIABILITIES	966,690	1,141,257

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2021 and 2022; Issued and outstanding: 40,041,870 shares and 41,028,571 shares at December 31, 2021 and 2022, respectively	104	107
Additional paid-in capital	588,937	660,289
Accumulated other comprehensive income (loss)	397	(15,560)
Retained earnings	137,074	33,308

Total shareholders' equity	726,512	678,144

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,693,202	$1,819,401

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2020	2021	2022

Revenues:
Subscription	$56,425	$134,628	$280,649
Perpetual license	176,061	115,738	49,964
Maintenance and professional services	231,945	252,551	261,097

	464,431	502,917	591,710

Cost of revenues:
Subscription	17,513	25,837	46,249
Perpetual license	4,925	3,904	2,893
Maintenance and professional services	60,133	63,566	76,904

	82,571	93,307	126,046

Gross profit	381,860	409,610	465,664

Operating expenses:

Research and development	95,426	142,121	190,321
Sales and marketing	219,999	274,401	345,273
General and administrative	60,429	71,425	82,520

Total operating expenses	375,854	487,947	618,114

Operating income (loss)	6,006	(78,337)	(152,450)
Financial income (expense), net	(6,395)	(12,992)	15,432

Loss before taxes on income	(389)	(91,329)	(137,018)
Tax benefit (taxes on income)	(5,369)	7,383	6,650

Net loss	$(5,758)	$(83,946)	$(130,368)

Basic net loss per ordinary share	$(0.15)	$(2.12)	$(3.21)
Diluted net loss per ordinary share	$(0.15)	$(2.12)	$(3.21)

Other comprehensive loss

Change in net unrealized gains (losses) on marketable securities:
Net unrealized gains (losses) arising during the year	2,152	(3,405)	(11,733)

	2,152	(3,405)	(11,733)
Change in unrealized net gain (loss) on cash flow hedges:
Net unrealized gains (losses) arising during the year	2,676	1,702	(11,418)
Net gains (losses) reclassified into net loss	(1,471)	(2,075)	7,194

	1,205	(373)	(4,224)

Other comprehensive income (loss), net of taxes of $(458), $(516) and $(2,176) for 2020, 2021 and 2022, respectively	3,357	(3,778)	(15,957)

Total comprehensive loss	$(2,401)	$(87,724)	$(146,325)

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data and unless otherwise indicated)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive income	Retained	Total shareholders'
	Shares	Amount	capital	(loss)	earnings	equity

Balance as of January 1, 2020	38,043,516	$99	$396,437	$818	$226,778	$624,132

Exercise of options and vested RSUs granted to employees	991,243	2	13,094	-	-	13,096
Other comprehensive income, net of tax	-	-	-	3,357	-	3,357
Share-based compensation	-	-	72,461	-	-	72,461
Net loss	-	-	-	-	(5,758)	(5,758)

Balance as of December 31, 2020	39,034,759	$101	$481,992	$4,175	$221,020	$707,288

Exercise of options and vested RSUs granted to employees	1,007,111	3	10,940	-	-	10,943
Other comprehensive loss, net of tax	-	-	-	(3,778)	-	(3,778)
Share-based compensation	-	-	96,005	-	-	96,005
Net loss	-	-	-	-	(83,946)	(83,946)

Balance as of December 31, 2021	40,041,870	$104	$588,937	$397	$137,074	$726,512

Exercise of options and vested RSUs granted to employees	868,599	3	1,838	-	-	1,841
Other comprehensive loss, net of tax	-	-	-	(15,957)	-	(15,957)
Share-based compensation	-	-	121,579	-	-	121,579
Issuance of ordinary shares under employee stock purchase plan	118,102	*	13,867	-	-	13,867
Adjustments from adoption of ASU 2020-06	-	-	(65,932)	-	26,602	(39,330)
Net loss	-	-	-	-	(130,368)	(130,368)

Balance as of December 31, 2022	41,028,571	$107	$660,289	$(15,560)	$33,308	$678,144
*        Represents an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net loss	$(5,758)	$(83,946)	$(130,368)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	15,475	14,228	16,203
Share-based compensation	71,849	95,436	120,821
Amortization of premium and accretion of discount on marketable securities, net	3,068	7,532	3,894
Deferred income taxes, net	(1,988)	(11,972)	(15,630)
Amortization of debt discount and issuance costs	17,183	17,792	2,980
Increase in trade receivables	(17,315)	(20,083)	(7,606)
Increase in prepaid expenses, other current and long-term assets and others	(25,845)	(44,423)	(37,141)
Changes in operating lease right-of-use assets	5,358	6,204	4,558
Increase in trade payables	558	1,499	4,053
Increase in short-term and long-term deferred revenue	45,397	74,767	91,167
Increase in employees and payroll accruals	7,846	23,821	714
Increase (decrease) in accrued expenses and other current and long-term liabilities	(4,544)	(101)	4,801
Changes in operating lease liabilities	(4,515)	(6,014)	(8,738)

Net cash provided by operating activities	106,769	74,740	49,708

Cash flows from investing activities:
Proceeds from (investment in) short-term and long-term deposits, net	(123,054)	(105,069)	35,669
Investment in marketable securities and other	(405,193)	(357,210)	(375,731)
Proceeds from sales and maturities of marketable securities	191,637	243,013	325,472
Purchase of property and equipment	(7,174)	(8,928)	(12,517)
Business acquisitions, net of cash acquired (Schedule A)	(68,603)	-	(41,285)

Net cash used in investing activities	(412,387)	(228,194)	(68,392)

Cash flows from financing activities:
Proceeds from (payments of) withholding tax related to employee stock plans	1,069	(789)	(184)
Proceeds from exercise of stock options	12,180	11,738	1,968
Proceeds in connection with employee stock purchase plan	-	-	15,143
Payments of contingent consideration related to acquisitions (Schedule A)	-	-	(4,702)

Net cash provided by financing activities	13,249	10,949	12,225

Decrease in cash, cash equivalents and restricted cash	(292,369)	(142,505)	(6,459)
Effect of exchange rate differences on cash, cash equivalents and restricted cash	-	(689)	(3,053)

Cash, cash equivalents and restricted cash at the beginning of the year	792,413	500,044	356,850

Cash, cash equivalents and restricted cash at the end of the year	$500,044	$356,850	$347,338

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2020	2021	2022

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$3,237	$-	$28,256
Non-cash purchase of property and equipment	$1,639	$2,165	$1,769
Exercise of stock options	$916	$127	$-

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes, net	$11,424	$8,404	$9,302

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	499,992	356,850	347,338
Restricted cash included in other long-term assets	52	-	-

Total cash, cash equivalents and restricted cash	$500,044	$356,850	$347,338

Schedule A - Payments for businesses acquired (See notes 1c and 1d.)

Fair value of assets acquired and liabilities assumed at the date of Aapi Inc. acquisition was as follows:

Year ended December 31,
2022

Working capital, net (excluding $19 of cash and cash equivalents acquired)	$(9)
Goodwill	11,809
Technology	6,716
Deferred taxes, net	(827)

$17,689

Fair value of assets acquired and liabilities assumed at the date of C3M, LLC. acquisition was as follows:

Year ended December 31,
2022

Working capital, net (excluding $59 of cash and cash equivalents acquired)	$(293)
Property and equipment	30
Other long-term liabilities	(445)
Goodwill	17,715
Technology	9,581
Deferred taxes asset	1,710

$28,298

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

b.
In May 2020, the Company acquired all of the share capital of IDaptive Holdings, Inc. ("Idaptive") for total gross consideration of $68,603. Idaptive specializes in Identity and Access Management as a Service (IDaaS) which provides a comprehensive Artificial Intelligence (AI)-based and security-first approach to managing identities that is both adaptive and context-aware. The Company expensed the related acquisition costs of $2,932 substantially in General and Administrative. The Company accounted for the acquisition as business combination in accordance with ASC No. 805, "Business Combinations". Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Idaptive`s technology into the Company`s portfolio. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

c.
In March 2022, the Company acquired all of the share capital of AAPI1, Inc., a Delaware corporation ("Aapi") for total gross consideration of $17,689. Aapi specializes in the field of automation of identity. With identity automation, embedded App functions, and micro access control, Aapi develops an identity, communications and incident response platform. The Company expensed the related acquisition costs of $252 in General and Administrative. The Company accounted for the acquisition as business combination in accordance with ASC No. 805, "Business Combinations". Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Aapi`s technology into the Company`s portfolio. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

d.
In July 2022, the Company acquired all of the share capital of C3M, LLC ("C3M") for total gross consideration of $28,298. C3M specializes in multi-cloud security and compliance solutions. The Company expensed the related acquisition costs of $1,992 in Research and Development and General and Administrative. The Company accounted for the acquisition as business combination in accordance with ASC No. 805, "Business Combinations". Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating C3M`s technology into the Company`s portfolio. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to contingent liabilities, income tax uncertainties, deferred taxes, share-based compensation, fair value of assets acquired and liabilities assumed in business combinations, fair value of the convertible senior notes liability, as well as the determination of standalone selling prices in revenue transactions with multiple performance obligations and the estimated period of benefit for deferred contract costs. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification ("ASC") No. 830 "Foreign Currency Matters." All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of comprehensive loss as financial income or expenses, as appropriate.

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.Short-term bank deposits:

Short-term bank deposits are deposits with maturities of greater than three months and remaining maturities of less than one year. As of December 31, 2021 and 2022, the Company's bank deposits are denominated in U.S. dollars and New Israeli Shekels ("NIS") and bear yearly interest at weighted average rates of 0.72% and 5.11%, respectively. Short-term bank deposits are presented at their cost, including accrued interest.

f.Investments in marketable securities:

The Company accounts for investments in marketable debt securities in accordance with ASC No. 320, "Investments - Debt Securities". The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies all of its marketable securities as available-for-sale as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders' equity.

The Company periodically evaluates its available-for-sale debt securities for impairment in accordance with ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in the Consolidated Statements of Comprehensive Loss. If neither of these criteria are met, the Company assess' whether credit loss exists. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss may exist, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded, limited by the amount that the fair value is less than the amortized cost basis. Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive income

During the years ended December 31, 2020, 2021 and 2022, no credit loss impairments have been identified.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	20 - 33
Office furniture and equipment	15 - 20
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

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

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2020, 2021 and 2022, no impairment losses have been recognized.

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

For the years ended December 31, 2020, 2021 and 2022, no impairment losses were identified.

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

In accordance with ASU 2017-12, "Targeted Improvements to Accounting for Hedging Activities", gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

As of December 31, 2021 and 2022, the amount recorded in accumulated other comprehensive income (loss) from the Company's currency forward and option transactions was $1,086, net of tax of $148, and $(3,138), net of tax of $(428), respectively.

As of December 31, 2022, the notional amounts of foreign exchange forward contracts into which the Company entered were $96,246. The foreign exchange forward contracts will expire by December 2023. The fair value of derivative instruments assets balances as of December 31, 2021 and 2022, totaled $1,318 and $49, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2021 and 2022, totaled $86 and $3,616, respectively.

The following table presents gains (losses) reclassified from accumulated other comprehensive income (loss) to the statements of comprehensive loss per line item:

	Year ended December 31,
	2020	2021	2022

Cost of revenues	$(117)	$(144)	$509
Research and development	(1,084)	(1,552)	5,381
Sales and marketing	(185)	(273)	927
General and administrative	(281)	(389)	1,358

Total gains (losses), before tax benefit (taxes on income)	(1,667)	(2,358)	8,175
Tax benefit (taxes on income)	196	283	(981)

Total gains (losses), net of tax benefit (taxes on income)	$(1,471)	$(2,075)	$7,194

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward transactions and holds foreign exchange deposits to economically hedge certain net asset balances in Euros, British Pounds Sterling, Canadian Dollars and NIS. Gains and losses related to such derivative instruments are recorded in financial income (expense), net. As of December 31, 2022, with respect to these transactions, the notional amounts of foreign exchange forward contracts into which the Company entered were $50,090. The foreign exchange forward contracts will expire by July 2023. The fair value of derivative instruments assets balances as of December 31, 2021 and 2022, totaled $751 and $72, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2021 and 2022 totaled $36 and $1,388, respectively.

For the years ended December 31, 2020, 2021 and 2022, the Company recorded financial income (expense), net from hedging transactions of $(1,317), $2,099, and $2,281, respectively.

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

For the Company's employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits recorded as an asset on the Company's balance sheet under other long-term assets as of December 31, 2021 and 2022 is $5,227 and $4,881, respectively. The amount of accrued severance payable recorded as a liability on the Company's balance sheet under long-term liabilities as of December 31, 2021 and 2022 is $8,271 and $7,769, respectively.

Severance expenses for the years ended December 31, 2020, 2021 and 2022, amounted to $4,813, $6,368 and $7,836, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.U.S. defined contribution plan:

The U.S. subsidiaries have a 401(k) defined contribution plan covering certain full time and part time employees in the U.S. who meet certain eligibility requirements, excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $20.5 per year (for certain employees over 50 years of age the maximum contribution is $27 per year).

The U.S. subsidiaries match amounts equal to 100% of the first 3% of the employee's compensation that they contribute to the defined contribution plan and 50% of the next 2% of their compensation that they contribute to the defined contribution plan with a limit of $12.2 per year per employee. For the years ended December 31, 2020, 2021 and 2022, the U.S. subsidiary recorded expenses for matching contributions of $3,533, $4,386 and $5,629, respectively.

n.Convertible senior notes:

For the years ended December 31, 2020 and 2021, the Company accounted for its convertible senior notes in accordance with ASC 470-20 "Debt with Conversion and Other Options". The Company allocated the principal amount of the convertible senior notes between its liability and equity component. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument of similar credit rating and maturity that does not have a conversion feature. The equity component is based on the excess of the principal amount of the convertible senior notes over the fair value of the liability component and is recorded in additional paid-in capital. The equity component, net of issuance costs and deferred tax effects is presented within additional paid-in-capital and is not remeasured. The Company allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on the same proportions as the proceeds from the notes.

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

On January 1, 2022, the Company adopted ASU 2020-06, “Debt - Debt with Conversion and Other Options (subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (subtopic 815-40), which simplifies the accounting for convertible senior notes (see Note 2ac).

o.Revenue recognition:

The Company substantially generates revenues from providing the right to access its SaaS solutions and licensing the rights to use its software products, maintenance and professional services. Subscription revenues include Software as a Service ("SaaS") offerings and on-premises subscription (“Self-hosted subscription”). The Company sells its products through its direct sales force and indirectly through resellers. Payment is typically due within 30 to 90 calendar days of the invoice date.

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

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide additional products or services. The perpetual license and self-hosted subscription are distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer. As of December 31, 2021 and 2022, $12,517 and $10,318 short-term unbilled receivables are included in trade receivables, respectively, and $1,873 and $928 long-term unbilled receivables are included in other long-term assets, respectively.

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

The following table presents the Company's revenue by category:

	Year ended December 31,
	2020	2021	2022

SaaS	$24,305	$69,303	$166,361
Self-hosted subscription*	32,120	65,325	114,288
Perpetual license	176,061	115,738	49,964
Maintenance and support	190,897	214,036	217,695
Professional services	41,048	38,515	43,402

	$464,431	$502,917	$591,710

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contract liabilities consist of deferred revenue and include unearned amounts received under maintenance and support contracts and professional services that do not meet the revenue recognition criteria as of the balance sheet date. Contract liabilities also include unearned, invoiced amounts in respect of SaaS and self-hosted subscription contracts whereby there is an unconditional right for the consideration. Deferred revenues are recognized as (or when) the Company performs under the contract. During the year ended December 31, 2022, the Company recognized $221,134 that were included in the deferred revenues balance as of December 31, 2021.

Remaining Performance Obligations:

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

The aggregate amount of the transaction price allocated to remaining performance obligations was $713 million as of December 31, 2022, out of which, the Company expects to recognize approximately 60% in 2023 and the remainder thereafter.

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

For the year ended December 31, 2021 and 2022, the amortization of deferred contract costs was $43,236 and $45,254, respectively.

As of December 31, 2021 and 2022, the Company presented deferred contract costs from contracts which are for periods of less than 12 months of $801 and $1,713 in prepaid expenses and other current assets, respectively, and deferred contract costs in respect of contracts which are greater than 12 months of $96,619 and $138,907 in other long-term assets, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.Trade Receivable and Allowances:

Trade receivables include original invoiced amounts less an allowance for any potential uncollectible amounts and less invoiced amounts from maintenance and professional services contracts which haven't been recognized yet. Trade receivables also include unbilled receivables amounts that will be paid in the following year. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company's consolidated statements of comprehensive loss.

r.Leases:

In accordance with (ASU) No. 2016-02, "Leases" (Topic 842)", the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.Research and development costs:

Research and development costs are charged to the statements of comprehensive loss as incurred except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

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

The Company also capitalizes implementation costs incurred in a cloud computing arrangement that is a service contract. The capitalized implementation costs and their related amortization and cash flows are presented on the financial statements in consistent with the prepaid amounts and fees related to the associated cloud computing arrangement. Capitalized implementation costs are amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use.

u. Advertising and marketing expenses:

Advertising and marketing expenses consist primarily of marketing campaigns and tradeshows. Advertising and marketing expenses are charged to the statement of comprehensive loss, as incurred. Advertising and marketing expenses for the years ended December 31, 2020, 2021 and 2022, amounted to $22,082, $27,504 and $34,438, respectively.

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

The Company has selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its option awards and Employee Share Purchase Plan ("ESPP"). The fair value of Restricted Share Units ("RSUs ") and Performance Share Units ("PSUs ") without market conditions, is based on the closing market value of the underlying shares at the date of grant. For PSUs subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.Basic and diluted net loss per share:

Basic net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted-average number of ordinary shares outstanding during each year. Diluted net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 "Earnings Per Share". The Company experienced a loss in the years ended December 31, 2021 and 2022; hence all potentially dilutive ordinary shares were excluded due to their anti-dilutive effect.

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

The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

The carrying values of cash and cash equivalents, short-term bank deposits, trade receivables, prepaid expenses and other long-term and current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

The Company applies ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), with respect to fair value measurements of all financial assets and liabilities.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks and third-party valuations.

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

As of December 31, 2022, the estimated fair value of the Company’s convertible senior notes, net as further described in Note 11, was determined based on the closing quoted price of the convertible senior note, net as of the last day of trading for the period, and is considered Level 2 measurement.

ab.Investments in privately held companies:

The Company holds equity investments, in which it does not have control or significant influence, in private companies without readily determinable fair values. These investments are measured using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value are resulted from observable transactions for identical or similar investments of the same issuer. The investments are reviewed periodically to determine if impairments or adjustments to the fair value are needed. Adjustments and impairments are recorded in financial income, net on the consolidated statements of comprehensive loss.

The investments in privately held companies are included in Other long-term assets on the consolidated balance sheets.

ac.Recently adopted accounting standards:

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): "Simplifying the Accounting for Income Taxes". The new standard simplifies the accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted the standard beginning January 1, 2021. The standard did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued (“ASU”) 2020-06, “Debt - Debt with Conversion and Other Options (subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (subtopic 815-40),” The new standard reduces the number of accounting models in ASC 470-20 that require separate accounting for non-bifurcated embedded conversion features. As a result, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the effective interest rate of convertible debt instruments will be closer to the coupon interest rate. Further, the diluted net loss per share calculation for convertible instruments will require the Company to use the if-converted method. The treasury stock method should no longer be used to calculate diluted net loss per share for convertible instruments.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASU 2020-06 as of January 1, 2022 using the modified retrospective method. As a result, the convertible notes' previously recognized equity component was combined with the liability component and the convertible notes will be accounted for as a single unit of account. The adoption of ASU 2020-06 resulted in an increase of retained earnings in an amount of $26,602, a decrease of additional paid-in capital in an amount of $65,932, an increase of convertible senior notes, net, in an amount of $46,270 and a decrease of deferred tax liabilities, net, in an amount of $6,940.

The impact of adoption on the consolidated statements of comprehensive loss for the year ended December 31, 2022 compared to the year ended December 31, 2021 was a decrease in financial expenses by $14,812. This had the effect of decreasing basic and diluted net loss per share for the year ended December 31, 2022 by $0.36.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance.” The new standard improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity's financial statements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this ASU did not have a significant impact on the Company’s financial statements and disclosures.

ad.Recently issued accounting standards:

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". The standard requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. This ASU is currently not expected to have a material impact on our consolidated financial statements.

ae.Reclassification:

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:-MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2021 and 2022:

	December 31, 2021
	Amortized cost	Gross unrealized losses *)	Gross unrealized gains	Fair value

Corporate debentures	$453,927	$(1,493)	$881	$453,315
Government debentures	47,450	(254)	84	47,280

Total	$501,377	$(1,747)	$965	$500,595

*) Out of the total unrealized losses, an amount of $16 has been in a continuous unrealized loss position for twelve months or longer.

	December 31, 2022
	Amortized cost	Gross unrealized losses*)	Gross unrealized gains	Fair value

Corporate debentures	$414,278	$(12,223)	$111	$402,166
Government debentures	128,686	(2,006)	3	126,683

Total	$542,964	$(14,229)	$114	$528,849

*) Out of the total unrealized losses, an amount of $8,450 has been in a continuous unrealized loss position for twelve months or longer.

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2021 and 2022, by contractual years-to maturity:

	December 31,
	2021		2022
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$199,883	$199,933	$304,597	$301,101
Due between one and five years	301,494	300,662	238,367	227,748

	$501,377	$500,595	$542,964	$528,849

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4: PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2021	2022

Prepaid expenses	$15,566	$15,167
Hedging transaction assets	2,069	121
Government authorities	3,365	3,431
Deferred contract costs	801	1,713
Other current assets	424	2,050

	$22,225	$22,482

NOTE 5:-PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2021	2022

Cost:
Computers, software and related equipment *)	$35,290	$43,300
Leasehold improvements	7,739	10,087
Office furniture and equipment	4,090	4,273

	47,119	57,660

Less - accumulated depreciation	26,936	34,186

Depreciated cost	$20,183	$23,474

*) For the years ended December 31, 2021 and 2022, the Company capitalized $4,160 and $4,929 including $569 and $758 of share-based compensation costs, relating to its internal use software and website development, respectively.

Depreciation expense amounted to $6,634, $8,418 and $9,548 for the years ended December 31, 2020, 2021, and 2022 including $421, $1,471 and $2,137 relating to its internal use software and website development, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:-GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Changes in the carrying amount of goodwill:

	December 31,
	2021	2022

Balance as of beginning of the year	$123,717	$123,717
Goodwill acquired	-	29,524

Closing balance	$123,717	$153,241

The composition of intangible assets is as follows:

	December 31,
	2021	2022

Original amount:

Technology	$39,625	$55,922
Customer relationships	9,586	9,586
Other	664	664

	49,875	66,172

Less - accumulated amortization	32,009	38,664

Intangible assets, net	$17,866	$27,508

Amortization expense amounted to $8,841, $5,810 and $6,655 for the years ended December 31, 2020, 2021, and 2022, respectively.

As of December 31, 2022, the weighted-average remaining useful lives (in years) of Technology and Customer relationships was 3.9 and 8.9, respectively.

The estimated future amortization expense of intangible assets as of December 31, 2022 is as follows:

2023	7,365
2024	7,318
2025	4,885
2026	3,477
2027	2,563
Thereafter	1,900

$27,508

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7:-ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2022

Government authorities	$3,839	$5,682
Accrued expenses	8,771	12,236
Unrecognized tax benefits	3,870	2,805
Lease liabilities, current	6,974	7,857
Hedging transaction liabilities	122	5,004

	$23,576	$33,584

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

b. Bank guarantees:

The Company obtained bank guarantees of $2,189 primarily in connection with office lease agreements.

c. Non-cancelable material purchase obligations:

The Company entered into non-cancelable material agreements for the receipt of cloud infrastructure services and subscription-based cloud services. Future payments under non-cancelable material purchase obligations as of December 31, 2022 are as follows:

2023	22,415
2024	8,942
2025	2,051

$33,408

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:-LEASES

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 7 years, some of which may include options to extend the leases for up to an additional 5 years.

The components of operating lease costs were as follows:

	Year ended December 31,
	2021	2022

Operating lease cost	$7,224	$7,522
Short-term lease cost	1,188	1,326
Variable lease cost	1,302	1,342
Sublease income	(195)	-

Total net lease costs	$9,519	$10,190

Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2021	2022

Operating lease ROU assets (under other long-term assets in the balance sheets)	$14,159	$37,857
Operating lease liabilities, current	$6,974	$7,857
Operating lease liabilities, long-term (under other long-term liabilities in the balance sheets)	$10,239	$28,874
Weighted average remaining lease term (in years)	2.9	5.7
Weighted average discount rate	1.7%	2.8%

Lease liability as of December 31, 2022, are as follows:

December 31, 2022

2023	7,691
2024	7,384
2025	6,663
2026	5,717
2027	5,174
Thereafter	6,670

Total undiscounted lease payments	39,299
Less: imputed interest	(2,568)

Present value of lease liabilities	$36,731

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:-FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities as of December 31, 2021 and 2022:

	December 31,
	2021			2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$204,367	$-	$204,367	$206,228	$-	$206,228
Corporate debentures	-	1,818	1,818	-	-	-
Commercial paper	-	14,076	14,076	-	2,998	2,998

Marketable securities:
Corporate debentures and commercial paper	-	453,315	453,315	-	402,166	402,166
Government debentures	-	47,280	47,280	-	126,683	126,683

Total assets measured at fair value	$204,367	$516,489	$720,856	$206,228	$531,847	$738,075

As of December 31, 2022, the estimated fair value of the Company's convertible senior notes, as further described in Note 11, was $599.7 million. The fair value was determined based on the closing quoted price of the convertible senior notes as of the last day of trading for the period, and is considered Level 2 measurement. The fair value of the convertible senior notes is primarily affected by the trading price of the Company`s common stock and market interest rates.

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- CONVERTIBLE SENIOR NOTES, NET (Cont.)

During the year ended December 31, 2022, the conditions allowing holders of the Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2022 and are classified as long-term liability.

The net carrying amount of the liability and equity components of the Convertible Notes as of December 31, 2021 and 2022 is as follows:

	December 31,
	2021	2022
Liability component:

Principal amount	$575,000	$575,000
Adjustment from Adoption of ASU 2020-06	-	46,270
Unamortized discount	(46,976)	(46,270)
Unamortized issuance costs	(7,930)	(5,656)

Net carrying amount	$520,094	$569,344

Equity component, net of issuance costs of $2,046 and deferred taxes of $11,022	$65,932	$-

Interest expense related to the Convertible Notes was as follows:

	Year ended December 31,
	2021	2022
Amortization of debt discount	$15,380	$-
Amortization of debt issuance costs	2,412	2,980

Total interest expense recognized	$17,792	$2,980

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

NOTE 12:-SHAREHOLDERS' EQUITY

a.Composition of share capital of the Company:

	December 31,
	2021		2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.01 par value each	250,000,000	40,041,870	250,000,000	41,028,571

b.Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

c.Share-based compensation:

On January 1, 2021, the Company's ESPP became effective. The ESPP enables eligible employees and eligible employees of designated subsidiaries to elect to have payroll deductions made during a six-month offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The total number of ordinary shares initially reserved under the ESPP as of January 1, 2021 was 125,000 shares ("the ESPP Share Pool"). In connection with establishing the ESPP, the Company correspondingly reduced the number of shares available under the Company's 2014 share incentive plan (the "2014 Plan") by 125,000. On January 1 of each year between 2022 and 2026 the ESPP Share Pool will be increased by a number of ordinary shares equal to the lowest of (i) 1,000,000 shares, (ii) 1% of the Company’s outstanding shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of shares determined by the Company’s board of directors. As of December 31, 2022, 6,898 ordinary shares were reserved for issuance under the ESPP. On January 1, 2023, the aggregate number of ordinary shares reserved for issuance under the ESPP was increased by 200,000 shares. The applicable purchase price will be no less than 85% of the lesser of the fair market value of the Company’s ordinary shares on the first day or the last day of the purchase period.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

Under the 2014 Plan and ESPP, options, RSUs, PSUs and other share-based awards may be granted to employees, officers, non-employee consultants and directors of the Company.

Under the 2014 Plan and ESPP, as of December 31, 2022, an aggregate number of 1,303,628 ordinary shares were reserved for future grant. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 Plan.

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2020, 2021 and 2022 is comprised as follows:

	Year ended December 31,
	2020	2021	2022

Cost of revenues	$8,734	$11,158	$15,060
Research and development	14,691	20,498	27,102
Sales and marketing	28,220	38,546	51,099
General and administrative	20,204	25,234	27,560

Total share-based compensation expense	$71,849	$95,436	$120,821

The total unrecognized compensation cost amounted to $239,489 as of December 31, 2022 and is expected to be recognized over a weighted average period of 2.59 years.

d.Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2022 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2021	460,852	68.78	5.44	48,261

Granted	21,900	157.22
Exercised	33,493	54.97
Forfeited	8,375	169.55

Balance as of December 31, 2022	440,884	72.31	4.59	26,338

Exercisable as of December 31, 2022	398,350	64.81	4.16	26,034

The expected volatility of the Company's common stock is based on the Company's historical volatility. The expected option term represents the period of time that options granted are expected to be outstanding, based upon historical experience.

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

The following tables sets forth the parameters used in computation of the options and ESPP compensation to employees for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
Options

Expected volatility	40%-41%	44%-46%	46%-50%
Expected dividends	0%	0%	0%
Expected term (in years)	4.02-4.20	3.65-3.88	3.73-3.76
Risk free rate	0.22%-1.61%	0.49%-0.99%	1.67%-4.40%

	Year ended December 31,
	2020	2021	2022
ESPP

Expected volatility	-	33.63%	55.67%-64.20%
Expected dividends	-	0%	0%
Expected term (in years)	-	0.5	0.5
Risk free rate	-	0.1%	2.15%-4.65%

A summary of options data for the years ended December 31, 2020, 2021 and 2022, is as follows:

	Year ended December 31,
	2020	2021	2022

Weighted-average grant date fair value of options granted	$33.82	$55.50	$39.69
Total intrinsic value of the options exercised	$18,790	$20,742	$30,031

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

e.A summary of RSUs and PSUs activity for the year ended December 31, 2022 is as follows:

	Amount of RSUs and PSUs	Weighted average grant date fair value

Unvested as of December 31, 2021	2,179,714	$123.54

Granted	1,325,429	127.10
Vested	835,106	114.21
Forfeited	185,229	129.63

Unvested as of December 31, 2022	2,484,808	$128.12

The total fair value of RSUs and PSUs vested (based on fair value of the Company's ordinary shares at vesting date) during the years ended December 31, 2020, 2021 and 2022 was $76,027, $113,918 and $117,812, respectively.

NOTE 13:-INCOME TAXES

CyberArk Software Ltd.'s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.Corporate tax in Israel:

Ordinary taxable income is subject to a corporate tax rate of 23% for the years 2020-2022.

b.Loss before taxes on Income is comprised as follows:

	Year ended December 31,
	2020	2021	2022

Domestic loss	$(12,643)	$(113,339)	$(167,606)
Foreign income	12,254	22,010	30,588

	$(389)	$(91,329)	$(137,018)

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2021	2022
Deferred tax assets:

Carry-forwards losses and credits	$42,202	$48,824
Capital losses carry-forwards	96	89
Research and development expenses	11,848	16,367
Deferred revenues	11,005	12,343
Intangible assets	7,730	9,063
Share-based compensation	15,046	21,024
Operating lease liability	1,088	5,691
Accruals and other	4,638	12,224

Gross deferred tax assets before valuation allowance	93,653	125,625

Less: Valuation allowance	20,614	21,741

Total deferred tax assets	$73,039	$103,884

Deferred tax liabilities:

Intangible assets	$2,189	$2,892
Convertible senior notes	6,946	6
Deferred commission	14,969	21,885
Operating lease ROU asset	827	5,417
Property and equipment and other	941	875

Gross deferred tax liabilities	$25,872	$31,075

Net deferred tax assets	$47,167	$72,809

As of December 31, 2022, $72,857 of undistributed earnings held by the Company's foreign subsidiaries are designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to Israeli income taxes and to foreign withholding taxes and an adjustment for foreign tax credits.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

d.Income taxes are comprised as follows:

	Year ended December 31,
	2020	2021	2022

Current	$7,357	$4,589	$8,980
Deferred	(1,988)	(11,972)	(15,630)

	$5,369	$(7,383)	$(6,650)
	Year ended December 31,
	2020	2021	2022

Domestic	$(1,431)	$(12,171)	$(19,716)
Foreign	6,800	4,788	13,066

	$5,369	$(7,383)	$(6,650)

e.A reconciliation of the Company's theoretical income tax expense (benefit) to actual income tax expense (benefit) is as follows:

	Year ended December 31,
	2020	2021	2022

Loss before income taxes	$(389)	$(91,329)	$(137,018)

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical tax benefit	(89)	(21,006)	(31,514)

Excess tax benefits related to share-based compensation	(3,645)	(4,424)	(1,817)
Non-deductible expenses	3,054	3,988	6,325
Intra-entity intellectual property transfer	5,036	-	-
Valuation allowance	-	1,896	1,538
Unrecognized tax benefits	(322)	(1,638)	(1,914)
Foreign and preferred enterprise tax rates differential	1,714	12,171	18,450
Impact of CARES Act	(683)	-	-
Prior years and others	304	1,630	2,282

Income tax expense (tax benefit)	$5,369	$(7,383)	$(6,650)

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

f.Net operating loss carry-forwards:

As of December 31, 2022, the Company had net operating losses substantially derived from excess tax benefits from share-based payments and capital tax losses, totaling $132,285 and $436, respectively, out of which $119,657 and none of the losses, respectively, were federal net operating losses attributed to the U.S. subsidiary. The rest were attributed to Israel and can be carried forward indefinitely. Out of these federal net operating losses attributed to the U.S. subsidiary, $21,727 are limited to a carryforward period of up to 20-years. The remaining $97,930 can be carried forward indefinitely, but are subject to the 80% taxable income limitation upon utilization. Utilization of some of these U.S. net operating losses are subject to annual limitation due to the "change in ownership" provisions of the U.S. Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

g.Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

As of December 31, 2022, approximately $14,452 was derived from tax exempt profits earned by the Company's "Approved Enterprises" and "Beneficiary Enterprise". The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company's "Approved Enterprises" and "Beneficiary Enterprises" as such income is essentially permanently reinvested.

If the Company's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Law for the Encouragement of Capital Investments ("Investment Law") and an income tax liability of up to $3,548 would be incurred as of December 31, 2022.

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

In addition the Company received a comprehensive ruling from the Israeli tax authorities which approves the PTE's benefits.

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

j. Tax assessments:

As of December 31, 2022, the Company has reached a corporate tax assessment agreement with the Israeli Tax Authorities in relation to tax years through 2020, as reflected below in the unrecognized tax benefits schedule.

As of that date, the U.K. subsidiary's tax years until December 31, 2020 are subject to statutes of limitation effective in the U.K.

For the U.S. subsidiary's tax years ended December 31, 2019 through 2022, the statute of limitations has not yet expired.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

k.Unrecognized tax benefits:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2020	2021	2022

Opening balance	$3,728	$4,633	$3,870
Decrease related to settlements with taxing authorities	(796)	(2,382)	(2,353)
Increase related to prior year tax positions	74	976	429
Decrease related to expiration of statutes of limitations	(92)	-	-
Increase related to current year tax positions	1,719	643	859

Closing balance	$4,633	$3,870	$2,805

During the years ended December 31, 2020, 2021 and 2022, the Company recorded $21, $(21) and $(87), respectively, for interest expense (income) related to uncertain tax positions. As of December 31, 2021 and 2022, accrued interest was $112 and $25, respectively.

Although the Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Company's income tax provisions. Such differences could have a material effect on the Company's income tax provision, cash flow from operating activities and net loss in the period in which such determination is made.

NOTE 14:-FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2020	2021	2022

Bank charges	$(275)	$(250)	$(269)
Exchange rate income (loss), net	683	(509)	1,564
Interest income	10,380	5,559	17,117
Amortization of debt discount and issuance costs	(17,183)	(17,792)	(2,980)

Financial income (expense), net	$(6,395)	$(12,992)	$15,432

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:-BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2020	2021	2022
Numerator:

Net loss available to shareholders of ordinary shares	$(5,758)	$(83,946)	$(130,368)

Denominator:
Shares used in computing basic and diluted net loss per ordinary shares	38,628,770	39,645,453	40,583,002

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the computation of diluted net loss per ordinary share due to their antidilutive effect was 2,823,985, 2,734,308 and 2,839,883 for the years ended December 31, 2020, 2021 and 2022, respectively.

Additionally, approximately 3.6 million shares underlying the Convertible Notes are not considered in the calculation of diluted net loss per share as the effect would be anti-dilutive.

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

The following tables present total revenues for the years ended December 31, 2020, 2021 and 2022 and long-lived assets as of December 31, 2021 and 2022:

Revenues:

	Year ended December 31,
	2020	2021	2022

United States	$246,811	$253,811	$312,816
Israel	7,312	7,416	6,302
United Kingdom	33,101	35,530	41,297
Europe, the Middle East and Africa *)	101,453	120,382	130,745
Other	75,754	85,778	100,550

	$464,431	$502,917	$591,710

For the years ended December 31, 2020, 2021 and 2022, no single customer contributed more than 10% to the Company's total revenues.

Long-lived assets, including property and equipment, net and operating lease right-of-use assets:

	December 31,
	2021	2022

United States	$6,813	$5,353
Israel	24,391	41,948
United Kingdom	1,294	4,858
Europe, the Middle East and Africa *)	474	525
Other	1,370	8,647

	$34,342	$61,331

*) Excluding United Kingdom and Israel