Form 20-F
period 2023-12-31
CyberArk Software Ltd.
filed 2024-03-13
CIK 1598110

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, the registrant had outstanding 42,255,336 ordinary shares, par value NIS 0.01 per share.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Yes ☐     No ☒

CYBERARK SOFTWARE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of CyberArk Software Ltd. CyberArk® is our registered trademark in the United States and numerous other countries. We have several other trademarks, service marks and pending applications relating to our solutions or marketing slogans. In particular, although we have omitted the “®” and “™” trademark designations in this annual report from each reference to our Privileged Access Security (PAS) solutions, including Privileged Access Manager, Vendor Privileged Access Manager, Privileged Session Manager (PSM), Enterprise Password Vault (EPV), PrivateArk, Privilege Cloud, CyberArk DNA (Discovery and Audit), Privileged Threat Analytics (PTA), Endpoint Privilege Manager (EPM), Sensitive Information Management (SIM), Cloud Entitlements Manager (CEM) and Dynamic Privileged Access (DPA), Secret Management Solutions, including Conjur Enterprise, Conjur Open Source, Conjur Cloud, Credential Providers, Secrets Hub, Secretless and Secretless Broker; Access Management Solutions, including CyberArk Identity, Workforce Identity, Customer Identity, Identity Flows and Secure Web Sessions, and C3 Alliance, all rights to such names and trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	changes to the drivers of our growth and our ability to adapt our solutions to the information security market changes and demands;

•	our ability to acquire new customers and maintain and expand our revenues from existing customers;

•	intense competition within the information security market;

•	real or perceived security vulnerabilities gaps, or cybersecurity breaches of our, or our customers’ or partners’ systems, solutions or services ;

•	risks related to our compliance with privacy, data protection and artificial intelligence (AI) laws and regulations;

•	fluctuation in our quarterly results of operations and our ability to successfully operate our business as a subscription company;

•	our reliance on third-party cloud providers for our operations and software-as-a-service (“SaaS”) solutions;

•	our ability to hire, train, retain and motivate qualified personnel;

•	our ability to effectively execute our sales and marketing strategies;

•	our ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions;

•	our ability to main successful relationships with channel partners, or if our channel partners fail to perform;

•	risks related to sales made to government entities;

•	prolonged economic uncertainties or downturns;

•	our history of incurring net losses, our ability to generate sufficient revenue to achieve and sustain profitability and our ability to generate cash flow from operating activities;

•	regulatory and geopolitical risks associated with our global sales and operations;

•	risks related to intellectual property claims;

•	fluctuations in currency exchange rates;

•	the ability of our products to help customers achieve and maintain compliance with government regulations or industry standards;

•	our ability to protect our proprietary technology and intellectual property rights;

•	risks related to using third-party software, such as open-source software;

•	risks related to stock price volatility or activist shareholders;
•	any failure to retain our “foreign private issuer” status or the risk that we may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”;
•	risks related to our Convertible Notes, including the potential dilution to existing shareholders and our ability to raise the funds necessary to repurchase our Convertible Notes;
•	changes in tax laws;
•	our expectation to not pay dividends on our ordinary shares for the foreseeable future; and
•	risks related to our incorporation and location in Israel, including the ongoing war between Israel and Hamas and conflict in the region.

In addition, you should consider the risks provided under “Item 3.D. Risk Factors” in this annual report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Additionally, we may provide information, forward-looking or otherwise, herein or in other locations, such as our corporate website that is not necessarily “material” under the U.S. federal securities laws for Securities Exchange Commission (“SEC”) reporting purposes, but that responds to a range of matters, such as certain environmental, social and governance (“ESG”) standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

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

D.          Risk Factors

Risks Related to Our Business and Our Industry

The information security market is rapidly evolving within the increasingly challenging cyber threat landscape. If our solutions fail to adapt to market changes and demands, sales may not continue to grow or may decline.

We offer identity security solutions, centered on privileged access, that safeguard privileged accounts’ credentials and secrets, secure access across both human and non-human identities, and manage entitlements and secure access to cloud environments. If customers do not recognize the benefit of our solutions as a critical layer of an effective security strategy, our revenues may decline, which could cause our share price to decrease in value. Security solutions such as ours, which aim to disrupt cyberattacks by insiders and external perpetrators that have penetrated an organization’s IT environment, represent a security layer designed to respond to advanced threats and meet certain compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive data and technology assets. For example, the ability of generative AI systems to autonomously create content, mimic legitimate data, and adapt to changing environments raises the risks for their potential exploitation by malicious actors and enables the creation of tailored and convincing targeted phishing attacks or other deceptive methods that may compromise the security of an organization’s IT infrastructure. We expect that our customers, and thereby our solutions, will face new and increasingly sophisticated methods of attack, particularly given the increasing complexity of IT environments and increased attacks from foreign nation-state actors. We face significant challenges in ensuring that our solutions effectively identify and respond to sophisticated attacks while avoiding disruption to our customers’ businesses. As a result, we must continually modify, improve, and invest in our products and services in response to market and technology trends and evolution, including obtaining interoperability with existing or newly introduced technologies and systems to better meet market needs and continue to provide valuable solutions that can be deployed in a variety of IT environments, including cloud and hybrid, as well as adapting our go-to-market strategy by moving from a product-centric framework to a solution-based framework (see “—If we do not effectively execute our sales and marketing strategies, and expand, train and retain our sales, marketing and customer success personnel, our business may suffer.”).

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop or acquire product enhancements or new products or services to meet such needs or opportunities in a timely manner or at all. Additionally, we cannot guarantee that we will be able to comply with new regulatory requirements (see “—The dynamic regulatory environment around privacy, data protection, and AI may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.”). Furthermore, new technologies and solutions that may make our solutions obsolete may be introduced into the market, lowering the demand for our products and reducing our sales. Even if we are able to anticipate, develop and commercially introduce new features and products and ongoing enhancements to our existing products, there can be no assurance that such enhancements or new solutions will achieve widespread market acceptance or that we will be able to meet our customers’ expectations. Implementing machine learning and AI technology-based features in our products to stay abreast of the latest technology advancements may encounter challenges, as some customers may resist these changes, leading to limited acceptance. To fully capitalize on the advantages of these technologies, adjustments to our products and corresponding terms of use may be necessary, potentially resulting in customer dissatisfaction. Delays in developing, completing, or delivering new or enhanced solutions could cause our offerings to be less competitive, impair customer acceptance of our solutions and result in delayed or reduced revenue and share price decline.

If we are unable to acquire new customers or sell additional products and services to our existing customers, or if our existing customers do not renew their subscriptions with us, our business, results of operations and financial condition could be negatively impacted, and we may not meet our investors’ expectations.

Our success and continued growth depend, in part, on our ability to acquire a sufficient number of new customers while maintaining and expanding our revenues from existing customers, by selling incremental or new solutions to existing customers, as well as ensuring that our customers renew their subscriptions when their existing contract terms expire.

Our ability to expand our customer base may be affected by a number of factors, for example, competition in the industry (which may also lead us to providing more favorable commercial terms to new or existing customers), an unfavorable macroeconomic environment that extends sales cycles and can make acquiring new customers more difficult, or changes in compliance standards or audit requirements that reduce the demand for our solutions. Additional factors that could negatively impact customer acquisition and expansion include the size or prioritization of our prospective and existing customers’ IT budgets, the proven or perceived utility and efficacy of our existing and new offerings, changes in our pricing or licensing models that may impact the size of new business transactions, and any downgrade of our recognized industry leadership position by industry analysts (see “— We face intense competition from a wide variety of information security vendors operating in different market segments and across diverse IT environments. This may challenge our ability to maintain or improve our competitive position or to meet planned growth rates.”). Furthermore, the introduction of new product offerings and solutions (including in additional segments of cybersecurity) as well as customer transition to SaaS in order to receive certain functionalities, may result in longer sales cycles or lost opportunities if our new or existing customers, prospects, and partners are less receptive to such advancements, or require a longer period to assess and select the solutions appropriate to them. The introduction of more SaaS offerings may similarly lead to extended presale periods due to, among other factors, comprehensive product and security reviews and requirements by customers, extensive contract negotiations, and more stringent compliance and operational obligations (such as those related to data protection or use).

As a recurring revenue company, we are dependent on renewals to meet our performance targets and measures and investors’ expectations, including revenue, operating income, net income and annual recurring revenue (ARR), as well as certain non-GAAP performance measures (see “— If our quarterly results of operations fluctuate due to condensed intra-quarter sales execution, seasonality or other factors, or if we fail to successfully operate as a subscription company, our revenues, ARR, operating results and share price may be adversely affected and we may fail to meet publicly announced financial guidance or other expectations about our business.”) Our customers have no obligation to renew their subscriptions, and they may decide not to renew their subscriptions with a similar contract period, at the same prices and terms, or with the same or a greater number of users. Additionally, our ability to retain our existing customers is also dependent on our customers’ satisfaction with our products and overall user experience in various areas, such as product support, and ease of deployment and implementation. For instance, as part of the natural lifecycle of our solutions, we may determine that certain products will be reaching their end of development or end of life and will no longer be supported or receive updates and security patches. Failure to effectively introduce new solutions, offer easy transition for our customers to such new solutions, or manage our product lifecycles appropriately could lead to customer dissatisfaction and lower renewal rates.

If we are unsuccessful in our efforts to obtain new customers, secure renewals or expand our existing customer penetration, or miss our publicly announced financial guidance or fail to meet our investors’ expectations as a result of the foregoing, our business, results of operations and financial condition could be negatively impacted and the market price of our ordinary shares could be negatively impacted.

We face intense competition from a wide variety of information security vendors operating in different market segments and across diverse IT environments. This may challenge our ability to maintain or improve our competitive position or to meet planned growth rates.

       The information security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats.

We compete with multiple established and emerging companies that offer a broad array of cybersecurity products and employ different approaches, delivery models, and solutions. Specifically, our Identity Security Platform and other solutions compete across a variety of markets for solutions ,or product functionalities offered within certain market segments, including, but not limited to:

•	PAM, including Endpoint Privilege Management, such as Delinea and BeyondTrust;
•	IAM, such as Okta and Microsoft; and
•	Secrets Management, such as Hashi Corporation.

       The maturity and growth of the information security market could also make it appealing for new players, such as large or emerging cybersecurity vendors or those in related markets (Endpoint, Cloud Security, DevOps or Infrastructure as a Service (IaaS)), to enter markets where we specialize. Given the importance of identity in the attack chain, which is increasing demand for identity security solutions such as ours, larger vendors, including the cloud hyperscalers and large cybersecurity platform vendors may meaningfully enter the identity security market. These organizations have extensive resources and competition could impact our business.

       Additionally, consolidation among cybersecurity vendors may create an opportunity for our competitors and other cybersecurity vendors to provide a greater breadth of offerings, including more integrations and bundled products. If customers trend towards consolidating with a vendor or vendors providing multiple cybersecurity capabilities and we fail to successfully execute our development and sales strategy of delivering our products and services on a solutions-based framework that can compete effectively against such cybersecurity vendors, this may place us at a competitive disadvantage. Furthermore, organizations continuously evaluate their security priorities and investments and may allocate their information security budgets to other solutions and strategies, including solutions offered by our competitors, and may not adopt or expand use of our solutions. Accordingly, we may also compete for budget priority, to a certain extent, with other cybersecurity solutions offered by Microsoft, Palo Alto Networks, and CrowdStrike Holdings.

       In particular, our competitors may enjoy advantages, such as greater name recognition and longer operating history; larger sales, marketing, research and acquisition resources; access to larger channel partner and customer bases; lower labor and development costs; lower product pricing; increased ability to respond and adapt their solutions to market demands, increased effectiveness in protecting, detecting and responding to product vulnerabilities and cyberattacks; superior customer or user experience and support services; greater or localized resources for customer support and provision of services; greater speed at which a solution can be deployed and implemented; broader product and service offerings, including bundling or other cross-selling strategies; stronger ecosystem of technology partners or broader integrations with other solutions and platforms; adoption and development of advanced machine learning and AI capabilities and potential resulting network effects of vast data sources applied by them; greater operational flexibility and less stringent accounting, auditing and legal standards such as those applied to privately held companies; greater financial and technical resources; a larger intellectual property portfolio or broader or localized product regulatory compliance. For example, some of our competitors might have the resources to include competitive features or products for free or at a lower price point as part of their software bundle or their marketed enterprise license agreement, which may lead to commoditization of our solutions, reducing the demand for and price of our products and services. Additionally, while we intend to continue incorporating AI and generative AI capabilities into our products, if we fail to differentiate ourselves from, or otherwise successfully compete against, other information security vendors that have incorporated AI technology into their products and services, or if we fail to continue to release AI capabilities that our customers find useful, our business, operating results, and financial condition may be harmed.

       From time to time, industry analysts may review our products and services either independently or against other cybersecurity solutions offered by our competitors. If we receive unfavorable reviews or a downgrade in our existing accreditation for any reason, including perceived shortcomings in product efficacy, the failure of our products and services to perform at a level expected by such analysts, negative assessments of our competitive positioning, or the failure to address any concerns previously identified by such analysts, this may adversely impact our standing within the industry, market confidence, customer trust, and our ability to attract and retain clients, and could result in diminished market share, impaired customer perception, and a negative impact on our financial performance.

       Our current and potential competitors may also establish collaborations or alliances among themselves or with third parties that may further enhance their resources and capabilities. Our collaborative efforts with our technology partners could also change if they develop and market competitive solutions, thus intensifying the competitive landscape, while adversely affecting our partnership efforts and their resale and marketing of our products. If we are not able to compete effectively under these circumstances, this may result in price reductions, fewer orders, reduced renewals, reduced revenue and gross margins, and loss of market share. Any failure to adequately address these factors could seriously harm our business and operating results and may impact our share price.

Real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, may result in significant reputational, financial, and legal adverse impact.

Security products, solutions and services such as ours are complex in development, design and deployment and are subject to errors, bugs, gaps, design failures, misconfigurations or security vulnerabilities, some of which are potentially incapable of being remediated or detected until after their deployment, if at all. Additionally, our solutions have limitations in functionality and scope and cannot guarantee protection against any and all threats, specifically those outside the product’s boundary. Real or perceived errors, bugs, gaps, design failures, defects, vulnerabilities, limitations, misconfigurations in our solutions or their accompanying documentation, or untimely or insufficient remediation thereof, could cause our solutions not to meet their specifications or security standards. The affected solutions may not fulfill their primary security functions, falsely identify threats or create new security threats, and be vulnerable to security attacks. There is no guarantee that we will identify all vulnerabilities and gaps in our products or that our products will be free of flaws or vulnerabilities, and we may not correct all known vulnerabilities, gaps, or errors promptly, fully, or at all.

Further, our solutions serve as mission-critical applications in our customers’ operational environments, allowing them to manage access and privileges in their systems and networks. Any breach, interruption or shutdown of our solutions could significantly damage customers’ internal and external operations, and therefore we may suffer significant reputational, financial and legal adverse impact. Potential vulnerabilities or deficiencies associated with a product developed or obtained through an acquisition could also deteriorate our solutions’ security and expose our customers to additional risk (see “—We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.”).

Several of our solutions are made available to our customers as SaaS and involve our use of third-party cloud and SaaS infrastructure and related services. Providing SaaS solutions involves storage and transmission of customers’ proprietary information, including personal data, related to their assets, employees and users. Security breaches, bugs, vulnerabilities, gaps, defects or improper configuration of our solutions, cloud accounts or production and development environments (including those embedded in third-party technology, such as SaaS solutions, used in our products or by our customers) could result in loss or alteration of, or unauthorized access to this data and compromise of our networks or our customers’ networks secured by our SaaS solutions. Any such incident, whether or not caused by us, could result in significant liability or reputational harm.

Our solutions not only reinforce but also rely on the common security concept of placing multiple layers of security controls throughout an IT environment. The failure of our customers, channel partners, managed service providers, subcontractors or similar entities to correctly implement our solutions in accordance with security best practices, or effectively manage and maintain our solutions and the environments in which they are utilized, or to consistently implement and utilize generally accepted and comprehensive, multi-layered security measures and processes, may lessen the efficacy of our solutions, in whole or in part. These entities may also independently develop or change existing application programming interfaces (APIs) that we provide or other customizable components in an incorrect or insecure manner. Such failures or actions may lead to security breaches and data loss, which could result in a perception that our solutions or services failed and associated negative business implications. In addition, we are expected to provide timely notice and high levels of transparency regarding security vulnerabilities in our products, which, once conveyed, may increase our customers’ exposure to a security breach until they properly implement the relevant fix. Further, our failure to provide our customers and channel partners with adequate services or accurate product documentation and training related to the use, implementation and maintenance of our solutions, could lead to claims against us.

Similarly, a failure by a provider like us to effectively secure and detect threats within our own resources and networks, such as corporate, development or customer-serving production environments, could lead to threat actors compromising our customers’ environments through a breach or exploitation of our various networks and/or our products or services (see “—If our IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.”). A similar effect could arise from the use of compromised or vulnerable third-party software, including open-source software, in or in relation to our products or use by our third-party vendors (see “— Our use of open-source software, third-party software, and other intellectual property may negatively affect our ability to offer our solutions and expose us to litigation or other risks.”) or through the use of AI technologies by our workforce, which could expose our solutions, networks and environments – and thereby our customers – to additional vulnerabilities and security incidents.

Additionally, the incorporation of machine learning, AI and generative AI capabilities into our products and services may create content that appears correct but is factually inaccurate or flawed. Our products, customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability.

As we increase our developers’ workforce globally to meet our business goals, including by engaging external developers or through mergers and acquisitions, the risk of errors, misconfigurations, vulnerabilities or intentional misconduct, may be heightened due to governance difficulties and limited centralized oversight. In addition, difficulties or delays in hiring and retaining personnel may impact the resources available to us for continuous improvement of our product security posture and therefore, increase this risk (see “—The highly competitive cybersecurity labor market has made it a challenge to attract and retain qualified personnel, and if we are unable to hire, retain and motivate qualified personnel, our business will suffer.”).

An actual or perceived error, bug, misconfiguration, vulnerability, gap, cyberattack or other security breach, regardless of whether the vulnerability or breach is attributable to the failure of our solutions or the related services we provide, could adversely affect the market’s perception of the efficacy of our solutions and our industry standing. Such circumstances could cause current or potential customers to look to our competitors for alternatives to our solutions and subject us to negative media attention, reputational harm, lawsuits (including class actions), regulatory investigations and other government inquiries, indemnity claims and financial losses, as well as the expenditure of significant financial resources to, among other actions, analyze, correct or eliminate any vulnerabilities. Provisions in our agreements and documentation that attempt to limit our liability towards our customers, channel partners, and relevant third parties may not withstand legal challenges, and certain liabilities may not be limited or capped. Additionally, any insurance coverage we have may not adequately cover all claims asserted against us and may leave a significant portion of such claims to be directly covered by us. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all.

If our IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.

The confidentiality, integrity and availability of our IT network systems and of our third-party providers, and the perception thereof, is critical to our ability to deliver products and services to customers as well as to run internal operations. While we operate certain of these network systems, we also rely on third-party providers across an array of technologies and services that enable us to conduct, monitor and/or protect our business operations. For example, we rely on third parties to host our SaaS products (see “—We increasingly rely on third-party providers of cloud infrastructure services to deliver our SaaS solutions to customers, and any disruption of or interference with our use of these services, including any specifications limitations, could adversely affect our business.”) and support our customer relationship management and financial operation services (provided by our Enterprise Resource Planning system). In addition, in the ordinary course of business, we and our third-party providers generate, collect, process and store sensitive information and data, including proprietary and personal data belonging to us, to customers and to others.

We acknowledge that the threat landscape is broad and that threats are persistent. Being a prominent Israeli security company that provides solutions centered on privileged access security and identity management to leading global enterprises, we are and will remain an attractive target for cyber attackers and malicious actors, including insiders, as well as cyber terrorists, sophisticated criminal groups or nation-state affiliated actors. We and certain of our service providers regularly experience cyberattacks and security incidents and we expect such attacks and incidents to continue in varying degrees. For example, we have experienced incidents that have impacted our IT network systems, physical facilities, our data or our customers’ networks or data. While, to date, no attacks or incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Further, as we deploy scanning tools in our infrastructure and systems, conduct penetration testing and engage in other threat detection practices, we regularly identify and track security vulnerabilities and security gaps of varying severities. Given the nature of complex systems, software, services and operations like ours and certain of our providers, we are unable to ensure that all vulnerabilities and gaps are mitigated at all times or to guarantee that effective mitigating measures will be applied before the foregoing can be exploited by a threat actor. Accordingly, we can provide no assurances that our or our providers’ cybersecurity risk management programs and processes, including our applicable controls, policies and procedures, will be fully implemented, complied with or effective in protecting our or our customers’ IT network systems, data, products or services.

The operation of our solutions relies at times on third-party software, including open-source and other software, services, networks, environments, and generative AI tools, which could also serve as an attack vector. Cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of cloud-based solutions expands and as the use of AI increases. In particular, the use of AI enables attackers to become increasingly sophisticated and provides them with tools, advanced techniques and new attack-vectors to circumvent controls, avoid detection, and remove or obfuscate forensic evidence. The techniques used to obtain unauthorized access to systems or sabotage systems or disable or degrade services are continuously evolving and can sometimes be unrecognizable until launched against a target and therefore we may be unable to anticipate these techniques and implement preventative measures. Our security measures, controls and processes might prove insufficient to protect us against any and all attacks. We might inadequately evaluate certain risks and threats, leading to a lack of prioritization. Additionally, there could be a lack of oversight and employee awareness. This means that we may be unable to detect, investigate, contain or recover from future attacks or incidents in a timely or effective manner. Disruptive attacks, such as through ransomware and other extortion-based tactics, that can temporarily or permanently disable operations are increasingly prevalent. For example, we face the risk of malicious third parties injecting malicious code into our products’ source code, disrupting our research and development pipelines and production environments and/or using our solutions and network as a point-of-entry to infiltrate our customers’ IT systems. Malicious third parties or insiders may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information through phishing attempts, or otherwise compromise the security of our or our customers’ networks or data. Individuals who are able to circumvent our security measures may misappropriate proprietary, confidential or personal information held by or on behalf of us, disrupt our operations, damage our computers or otherwise damage our business. Additionally, we face ongoing risks due to the increased frequency of sophisticated cyberattacks coordinated by foreign nation-states and other actors. For example, the ongoing conflicts between Israel and Hamas, as well as other hostile countries, such as Iran, and Ukraine and Russia may result, and in certain cases have resulted, in a heightened threat environment and create unknown cyber risks, including increased risk of actors against Israeli companies, institutions and governmental bodies, or the proliferation of nation-state capabilities to non-state attack groups (see “—Conditions in Israel, including the ongoing war between Israel and Hamas and other conflicts in the region, as well as political and economic instability, may adversely impact our business operations.”)

As many companies continue to provide workers with the ability to operate remotely or in a hybrid environment the attack surface possibilities for cyberattacks against us, our customers, and third-party providers increases due the challenges associated with managing remote computing assets and security vulnerabilities inherent in many non-corporate and home networks. Material cyberattacks against our Company may also be caused by breaches of our contractors, channel partners, supply chain network, vendors, and other third parties associated with us, which could result from, among other causes, the sophistication of the attackers, human error, and insufficient employee training, or lack of security and compliance oversight and prioritization. Our workforce is exposed to and uses AI technologies for certain tasks related to our business which poses potential security risks relating to the protection of data, cybersecurity breaches and exposure of confidential information to unauthorized recipients.

In addition, the risk for a cyberattack on our networks and environments may be heightened if we fail to identify or remediate any deficiencies in the products, procedures, and policies of companies that we acquire (see “—We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.”).

We and our third-party providers are also vulnerable to information technology system failures or network disruptions caused by a variety of factors, including pandemics, natural disasters (such as increased frequency and severity of storms, earthquakes, flooding, fires, heatwaves or drought), accidents, power disruptions, telecommunications failures, acts of terrorism, wars (including the conflicts between Israel and Hamas and Ukraine and Russia), computer viruses and malware (such as ransomware), or other events or disruptions. System redundancy, data back-ups and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for all eventualities. Cyberattacks, security breaches and other incidents could result in significant damage to our market position and lead to costly remediation requirements, indemnity claims, legal claims (including class action litigation), regulatory investigations and fines or penalties, as well as the loss of proprietary and confidential data, trade secrets and customers (see “—The dynamic regulatory environment around privacy, data protection, and AI may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.”). An actual or perceived failure, disruption, or breach of our network, our operations or privileged account security in our systems could adversely affect the market perception of our products and services, or of our expertise in this field. Moreover, if critical business functions or services from third-party providers are breached and become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms, our ability to manage our operations could be interrupted, our contractual service level commitments could be breached, and our ability to provide timely and adequate maintenance and support services to our customers could be impacted. Any of the foregoing events could have a material and adverse effect on our operations, reputation, financial condition and operating results and expenses.

With the increase in the likelihood and severity of security breaches and the increase in cybersecurity insurance premiums for our customers, negotiations with customers may require us to assume more risk, including higher liabilities with regards to security and data breaches. In addition, we are unable to ensure that any limitations of liability provisions in our customer contracts with respect to our information security operations or our product liability would be enforceable, adequate, or would otherwise protect us from any liabilities or damages with respect to any particular claim (including in cases where existing customers purchase new solutions based on previously agreed contractual terms). We also may not be able to adequately recover damages from third parties associated with us, who were involved in a security incident. Additionally, any insurance coverage we may have may not adequately cover any of these claims asserted against us or any related damage and may leave a significant portion of such claims to be directly covered by us. If any of the foregoing were to occur, our business may suffer materially adverse results due to extensive costs, reduced sales, negative share price impacts and/or a host of other consequences affecting our business.

The dynamic regulatory environment around privacy, data protection, and AI may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.

Federal, state and international bodies continue to adopt, enact, and enforce new laws and regulations, as well as industry standards and guidelines, addressing cybersecurity, privacy, data protection and the collection, processing, storage, cross-border transfer and use of personal information.

We are subject to diverse laws and regulations relating to data privacy, including but not limited to the EU General Data Protection Regulation 2016/679 (GDPR), the California Consumer Privacy Act (CCPA), the Health Insurance Portability and Accountability Act as amended by the Health Information Technology for Economic and Clinical Health Act (HIPAA), the U.K. Data Protection Act 2018 (UK DPA) and the UK General Data Protection Regulation (together with the UK DPA, the UK GDPR), and, national privacy laws of EU Member States and other laws relating to privacy, data protection, and cloud computing. These laws impose comprehensive data privacy compliance obligations on us in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual. These laws are also evolving rapidly, as exemplified by the recent adoption by the European Commission of a new set of Standard Contractual Clauses, the U.K.’s adoption of its own international data transfer agreement, and the implementation of the California Privacy Rights Act, which expands upon the CCPA, as well as privacy legislation in several other U.S. states, and the EU’s AI Act and Cyber Resilience Act, which are politically agreed to, and proposed. Compliance with these laws, as well as the efforts required to understand and interpret new legal requirements, require us to expend significant capital and other resources. We could be found to not be in compliance with obligations or suffer from adverse interpretations of such legal requirements either as directly relating to our business or in the context of legal developments impacting our customers or other businesses, which could impact our ability to offer our products or services, impact operating results, or reduce demand for our products or services.

Additionally, any violation of data or security laws, or of our relevant measures and safeguards, by our third-party processors could have a material adverse effect on our business, result in applicable fines and penalties, damage our reputation, and/ or result in civil claims. Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the EU and UK and all 50 U.S. states may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify customers or other counterparties of a security incident, including a data security breach.

Compliance with privacy and data protection laws and contractual obligations may require changes in services, business practices, or internal systems resulting in increased costs, lower revenue, reduced efficiency, or greater difficulty in competing with firms that are not subject to these laws and regulations. For example, GDPR and the UK GDPR’s compliance regimes impose several stringent requirements for controllers and processors of personal data and increase our obligations such as, requiring robust disclosures to individuals, establishing an individual data rights regime (including the right to be “forgotten”), setting timelines for data breach notifications, imposing conditions for international data transfers, requiring detailed internal policies and procedures to demonstrate compliance through the principle of accountability and limiting retention periods. Ongoing compliance with these and other legal and contractual requirements may necessitate changes in services and business practices, which may lead to the diversion of engineering resources from other projects.

As a company that focuses on identity security with a foundation in Privilege Access Management, our customers may rely on our products and services as part of their own efforts to comply with security control obligations under GDPR, CCPA, HIPAA and other laws and contractual commitments. If our products or services are found insufficient to meet these standards in the context of an investigation into us or our customers, or we are unable to engineer products that meet these standards, we could experience reduced demand for our products or services. There is also increased international scrutiny of cross-border transfers of data, including by the EU for personal data transfers to countries such as the United States, following recent case law and regulatory guidance. This increased scrutiny, as well as evolving legal and other regulatory requirements around the privacy or cross-border transfer of personal data, including the new EU-US Data Privacy Framework or the UK extension to the EU-US Data Privacy Framework, could increase our costs, restrict our ability to store and process data as part of our solutions, or, in some cases, impact our ability to offer our solutions or services in certain jurisdictions.

We are also subject to federal privacy and security standards regarding the protection of individually identifiable health information under HIPAA and these carry significant enforcement penalties for non-compliance. Failure to comply with HIPAA can result in an injunction, regulatory action, civil monetary penalties, or in certain circumstances, criminal penalties with fines and/or imprisonment. We operate as a HIPAA business associate for certain of our customers and, therefore, must comply with applicable administrative, technical, and physical safeguards required by HIPAA. If we are unable to comply with our obligations as a HIPAA business associate, in addition to potential regulatory enforcement actions, we also could face contractual liability under applicable business associate agreements.

Since the CCPA went into effect, comprehensive privacy statutes that share similarities with the CCPA are now in effect and enforceable in Virginia, Colorado, Connecticut, and Utah, and similar laws will soon be enforceable in other states.

Additionally, laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet may be applicable to our business. Numerous class-action suits under federal and state laws have been filed in recent years against companies who conduct telemarketing and/or SMS texting programs, with many resulting in significant liability. We send marketing messages via email and are subject to the CAN-SPAM Act and implementing legislation under Directive 2002/58 on Privacy and Electronic Communications which impose certain obligations regarding the content of emails and providing opt-outs (with the corresponding requirement to honor such opt-outs promptly).

Enactment of further privacy laws in the United States, at the state or federal level, or introduction of new services or products that are subject to additional regulations, including services based on machine learning or AI technologies, as well as ensuring compliance of solutions that we obtained through acquisitions, may require us to expend considerable resources to fulfill regulatory obligations, and could carry the potential for significant financial or reputational exposure to our business, delay introduction to the market and affect adoption rates.

The legal landscape pertaining to machine learning and AI technologies, including generative AI, remains undeveloped by competent legal tribunals and existing laws and regulations. Incorporating third-party AI technologies, including the output of generative AI, into our products and services may expose us to claims of copyright infringement or other intellectual property-related actions (see “— Our use of open-source software, third-party software, and other intellectual property may negatively affect our ability to offer our solutions and expose us to litigation or other risks.”). The potential for robust regulation around AI systems may necessitate substantial resources for the design, development, testing, and maintenance of our platform and products, including appropriate protections and safeguards for handling the use of customer data with such technologies. AI-related initiatives may attract heightened governmental and regulatory scrutiny, leading to various complications such as litigation, ethical concerns, and privacy and security risks. The prospect of new laws and regulations may adversely affect our business, reputation, financial results, and our ability to develop and offer AI-driven products and services, while also increasing compliance costs and operational complexities. Further, the uncertain landscape around AI may require us to undertake additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections and safeguards for handling the use of customer data with such technologies, which may be costly and could impact our expenses if we decide to expand AI technologies, including generative AI, into our product and services offerings. If our solutions are found to have incorporated AI-derived features that behaved or performed unethically, or subjected natural persons to bias, or if we are subject to claims that we or our service providers have failed to comply with new AI laws, even if we are not found liable, we may incur substantial expenses in connection with defending such claims, and our reputation and business could be adversely affected.

If there are claims against us that we or our service providers have breached our contractual obligations or failed to comply with applicable privacy, and data protection laws, such claims, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. As a data processor, we are required to process customer data only on the documented instructions of our customers. If we acted outside of these instructions, we could face regulatory consequences. In addition to litigation, we could face regulatory investigations, negative market perception, potential loss of business, litigation expenses, enforcement notices and/or fines (which, for example, under GDPR / UK GDPR can be up to 4% of global turnover for the preceding financial year or €20 / £17.5 million, whichever is higher).

If our quarterly results of operations fluctuate due to condensed intra-quarter sales execution, seasonality or other factors, or if we fail to successfully operate as a subscription company, our revenues, ARR, operating results and share price may be adversely affected and we may fail to meet publicly announced financial guidance or other expectations about our business.

We offer our customers multiple software and delivery models, including SaaS, self-hosted subscriptions, and perpetual licenses, whose revenues are recognized differently based on the composition of the selected offering. In 2023, the majority of our annualized software sales were subscriptions or recurring revenue and only a declining, single digit, percentage of our annualized bookings were from perpetual licenses. We recently completed our transition to a subscription company, and therefore do not have a long history upon which to base forecasts for adding new customers, contract renewal rates or future operating revenue. The mix of our SaaS and self-hosted subscriptions, the mix of subscription and perpetual bookings and the duration of self-hosted subscriptions in any given quarter may be difficult to predict and may cause trends in revenue recognition to lag those in sales, potentially causing us to fall short of investor expectations for revenue and profitability metrics, even while meeting or exceeding periodic sales targets. In addition, due to our ongoing introduction of new solutions and features to meet market demands, our teams may have difficulty selling, supporting, developing and maintaining multiple license models, product environments and code bases which may negatively impact our operations, such as in sales execution, customer experience, or efficiencies of scale.

A meaningful portion of our quarterly bookings is typically generated through transactions of significant size. In addition, purchases of our solutions and services often occur at the end of each quarter. This sales pattern exposes us to risk, as any delays, slippage of deals, or unforeseen circumstances affecting the timely issuance of such purchase orders by our customers could have a disproportionately adverse impact on our financial performance, in particular, our ARR metric, recognized revenue related to self-hosted subscriptions and our operating results.

In addition, we experience quarterly and annual seasonality in our sales, demonstrated by increased sales in the third month of each quarter relative to the first two months, and increased sales in the fourth quarter of each year. The timing in which SaaS deals close may further exacerbate the seasonality impact on reported revenues due to the impact of ratable revenue recognition. In addition, our sales process can be intensely competitive, and our sales cycle can last several quarters from proof of concept to the actual sale and initial delivery of our solutions to our customers. At times, sales have occurred in a quarter that was either earlier than, or subsequent to, the anticipated quarter, and some sale opportunities that were expected to close did not close at all. A failure to close a large transaction in a particular quarter may adversely impact our revenues in that quarter and, in case of a large subscription transaction pending, may adversely impact our revenues in subsequent quarters. Closing an exceptionally large transaction in a certain quarter may disproportionately increase our revenues in that quarter, which may make it more difficult for us to meet growth rate expectations in subsequent quarters. Even if we close a sale during a given quarter, we may be unable to recognize the revenues derived from such sale during the same period due to revenue recognition accounting standards. Likewise, due to payment terms, net cash provided by operating activities is impacted by the timing of sales within a quarter, and may not be collected in that quarter, which could impact the net cash provided by operating activities for that period. This could result in not meeting the expectations of our investors. Furthermore, our ARR may fluctuate depending on our ability to close transactions and the size of transactions, among other factors. As a result of the foregoing, the timing of closing sales cycles and the associated revenue from such sales can be difficult to predict and may cause us to miss our guidance or fall short of market expectations. This may result in a decline in the price of our ordinary shares.

In addition, our financial condition and results of operations may vary and continue to fluctuate as a result of a number of other factors, many of which may be outside of our control or difficult to predict, including the amount and timing of our operating costs and cash collection, which may change also as a result of fluctuations in foreign currency exchange rates or changes in taxes or other applicable regulations (see “—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations,”) the ability of our support and customer success operations to keep pace with sales to new and existing customers and the expansion of our solution portfolio, our ability to successfully expand our business globally, the introduction of new accounting pronouncements or changes in our accounting policies or practices, and geopolitical, economic, or regional instability, including the ongoing war between Israel and Hamas (see “—Conditions in Israel, including the ongoing war between Israel and Hamas and other conflicts in the region, as well as political and economic instability, may adversely impact our business operations.”). Any of these factors may result in significant fluctuations in our financial condition and operating results, which could result in our failure to meet our operating plan or the expectations of investors or analysts for any given period, causing the market price of our ordinary shares to be negatively impacted.

We increasingly rely on third-party providers of cloud infrastructure services to deliver our SaaS solutions to customers, and any disruption of or interference with our use of these services, including any specifications limitations, could adversely affect our business.

Our SaaS solutions are hosted by and dependent upon third-party providers of cloud infrastructure services (Cloud Service Providers), primarily Amazon Web Services (AWS). We do not have control over the operations or the facilities of the Cloud Service Providers that we use. If any of the services provided by the Cloud Service Providers fail, become unavailable, or experience service degradation due to earthquakes, flooding, fires, heatwaves, power loss, telecommunication failures, natural disasters, extended outages, cyberattacks, or other interruptions or similar events, our ability to operate our platform and deliver our SaaS solutions to customers could be materially negatively impacted, and the quality or perception of the quality, of our products and services could be diminished, which may result in a decrease in revenues, damage to our reputation, contractual liability, including for failure to meet service level agreements, regulatory actions and interruption of our ability to manage our finances and our processes for managing sales of our offerings. If we are unable to rapidly and cost-effectively substitute one Cloud Service Provider with another in circumstances of a failure or unavailability, or maintain or renew our agreements with our Cloud Service Providers on commercially reasonable terms, or we need to add new Cloud Service Providers to increase capacity and uptime, we could experience interruptions, downtime, delays, and additional expenses related to transferring to and providing support for these new platforms. Any of the above circumstances or events may harm our reputation and brand, expose us to liability, reduce the availability or usage of our platform or services, and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

Delivery of our SaaS solutions to our customers and operation of our platform depends on the ability of data centers and cloud infrastructure to allow for our customers’ configuration, architecture, features and interconnection requirements and other specifications. Any limitation on the capability of these data centers or cloud infrastructure to meet or maintain such specification requirements could impede our ability to onboard new customers or expand the usage of our existing customers, host our platform and services, or serve our customers, any of which could adversely affect our business, financial condition and results of operations.

The highly competitive cybersecurity labor market has made it a challenge to attract and retain qualified personnel, and if we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success, productivity, revenue growth, profitability and cash flow from operating activities depend, in part, on our ability to continue to timely attract and retain highly skilled personnel. The highly competitive cybersecurity labor market has created an intense hiring environment, resulting in us experiencing increased difficulty and enhanced costs in attracting and retaining qualified personnel. For example, the increased demand for AI or other cutting-edge technology expertise may result in increased competition for qualified personnel, making it challenging for us to secure top-tier talent; additionally, hiring and retaining qualified personnel to maintain our legacy products may also be challenging. Since we require a highly skilled workforce in order to successfully compete in an increasingly competitive cybersecurity market, we have experienced and may continue to experience difficulty in hiring, high employee turnover, and considerable costs and productivity as well as time to market losses, which, over time, may impact our productivity, ability to meet customers’ expectation and overall profitability levels. Many corporations and startup companies may have greater resources and compensation tools at their disposal for talent acquisition, which may not be available at our Company. Our compensation relies partially on different equity vehicles (such as RSUs (defined below) or our ESPP (defined below)). Volatility within the stock market, including fluctuations in the stock prices of technology companies, or poor stock performance may affect our employee attrition and ability to attract new talent. Our inability to attract or retain qualified personnel or delays in hiring such personnel may seriously harm our performance, business and financial condition and results of operations. Furthermore, if we hire employees who previously worked for our competitors, we may be subject to allegations that such employees have been improperly solicited or divulged proprietary or other confidential information, which could subject us to potential liability and litigation.

In order to meet our business goals and address the challenges of the labor market, we expanded our workforce, including by engaging external service providers, some of which are involved in our core product development activities. If we are unable to retain these personnel at a sufficient rate, or if our relationship with such service providers deteriorates or the engagement with them is otherwise terminated prematurely, our ability to reach our product goals and meet customer expectations may be materially adversely affected.

Additionally, we believe that our corporate culture has been, and will continue to be, a key contributor to our success and our ability to retain highly skilled personnel. As we grow and evolve, we may find it difficult to maintain our corporate culture. If we fail to continue to manage our expansion in a manner that preserves the key aspects of our corporate culture, this could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.

If we do not effectively execute our sales and marketing strategies, and expand, train and retain our sales, marketing and customer success personnel, our business may suffer.

We depend significantly on our sales force and go-to-market organization to execute our sales and marketing strategies, attract new customers, provide a positive customer experience, deliver a high level of customer service and support and expand sales to existing customers. Factors such as increased competition, shifts in market dynamics, or unforeseen challenges in customer engagement could impede the successful execution of these strategies (see “— The information security market is rapidly evolving within the increasingly challenging cyber threat landscape. If our solutions fail to adapt to market changes and demands, sales may not continue to grow or may decline.”).

We are dependent on our ability to train and enable our sales force to adapt to changes to our go-to-market strategy and evolving market trends, effectively position our products and services, differentiate ourselves from competitors or meet our customers’ expectations in terms of product performance, ease of use, customer support, and overall user experience. Failure to do so may result in decreased market share, reduced revenue, and hindered business growth. In 2024, we began transitioning our go-to-market strategy from traditional, siloed, product-specific licensing to a solutions-based framework to provide our customers with a unified user experience. Failure to adequately train our sales personnel on the new go-to-market approach may result in inability to execute or effectively communicate and implement this shift while adapting to evolving market dynamics and customer preferences.

Our ability to grow our revenues also depends, in part, on our success in recruiting, training, and retaining enough sales, customer success and marketing personnel to support our growth. The number of our sales, customer success and marketing personnel increased from 1,157 as of December 31, 2022, to 1,321 as of December 31, 2023. We expect to continue to expand our sales, customer success, and marketing personnel and to do so, we may face a number of challenges in achieving our hiring, retention, and integration goals (see “—The highly competitive cybersecurity labor market has made it a challenge to attract and retain qualified personnel, and if we are unable to hire, retain and motivate qualified personnel, our business will suffer.”).

Additionally, the training and integration of a large number of sales, customer success, and marketing personnel in a short time requires the allocation of significant internal resources. Based on our experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. We may not be able to recruit at our anticipated rate or achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past, which may materially and adversely impact our business and results of operations. In addition, significant turnover in our sales, customer success, or marketing organizations, may impact our ability to retain and expand our customers, obtain new customers, or deliver on our revenue, profitability, or cash flow generation goals.

Changes within the executive team may be disruptive to the Company’s business operations and impact its ability to attract and retain top talent and execute its sales and marketing strategies. If we are unable to successfully manage and integrate changes within our executive team, our business, financial conditions and results of operations may be adversely affected.

We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and to remain competitive, we continue to evaluate acquiring or making investments in complementary companies, products, or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. We may incur significant expenses, divert employee and management time and attention from other business-related tasks and our organic strategy, and incur other unanticipated complications while engaging with potential target companies where no transaction is eventually completed. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals or expected growth, profitability or cash flow generation, and any acquisitions we complete could be viewed negatively by our customers, analysts, and investors, or create unexpected competition from market participants. Any integration process may require significant time and resources. We may not be able to manage the process successfully and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisition. We could expend significant cash and incur acquisition-related costs and other unanticipated liabilities associated with the acquisition, the product, or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and its products and services and potential intellectual property infringement. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant. Further, we may not be able to provide the same support service levels to the acquired technology or product that we generally offer with our other products.

We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges and tax liabilities. Further, the issuance of equity or securities convertible to equity to finance any such acquisitions could result in dilution to our shareholders and the issuance of debt could subject us to covenants or other restrictions that would impede our ability to manage our operations. We could become subject to legal claims following an acquisition or fail to accurately forecast the potential impact of any claims. The price and cost of an acquisition and its expected return, including in terms of revenue growth, profitability, cash flow generation, market expansion or technology enhancements, may not meet the expectations of our investors. Any of these issues could have a material adverse impact on our business and results of operations and may result in a decline in our stock price.

If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell, and distribute our solutions will be limited, and our business, financial condition, and results of operations will be harmed.

We rely on our channel partners to market, sell, support, and implement our solutions. We expect that indirect sales through our channel partners will continue to account for a significant percentage of our revenue. In the year ended December 31, 2023, we generated approximately 80% of our revenues from sales to channel partners, such as distributors, systems integrators, value-added resellers, managed security service providers, and marketplaces, and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Further, we cooperate with advisory firms in marketing our solutions and providing implementation services to our customers, in both direct and indirect sales. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers information security products from other companies, including products that compete with our solutions.

If our channel partners do not effectively market and sell our solutions or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors or adjacent security solutions, our ability to grow our business will be adversely affected. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of key channel partners, the inability to replace them, or the failure to recruit additional channel partners due to a variety of factors, including introduction of new partner program terms, could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solutions to customers, fails to appropriately implement our solutions, or violates applicable laws, and, in addition, this may result in termination of such partner’s agreement and potentially curb future revenues associated with this channel partner. If we are unable to maintain our relationships with channel partners or otherwise develop and expand our indirect sales channel, or if we are unable to train our channel partners to independently sell, install and support our solutions, or if our channel partners fail to perform, our business, financial condition and results of operations could be adversely affected.

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

A portion of our revenues is generated by sales to U.S. and foreign federal, state, and local governmental agency customers, and we may increase sales to government entities in the future. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale, or imposing terms of sale which are less favorable than the prevailing market terms. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, funding reductions, government shutdowns or delays, adversely affecting public sector demand for our products. The foregoing may be intensified due to macroeconomic impacts (see “—Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.”) Additionally, for purchases by the U.S. government, the government may require certain products to be manufactured, maintained or developed in the United States and other high-cost locations, and we may not manufacture, maintain or develop all products in locations that meet the requirements of the U.S. government. Finally, some government entities require products such as ours to comply with certain technical or security requirements or standards or be certified by industry-approved security agencies as a pre-condition of purchasing them. We cannot guarantee we will be successful in meeting or attaining such requirements, standards or certifications. Even if achieved, the process (including maintenance thereof) may be expensive and time-consuming. We are in the process of, and are incurring costs, to obtain authorization from the Federal Risk and Authorization Management Program (“FedRAMP”) for certain of our SaaS products. The grant and maintenance of such certifications depend on the then-current requirements of the certifying agency and our ability to meet them. We cannot be certain that any certificate will be granted, remain in effect or renewed, or that we will be able to satisfy the technological and other requirements to maintain certifications. The loss of any of our current product certificates, or the failure to obtain new ones, could result in the imposition of various penalties, reputational harm, loss of existing customers, or could deter new and existing customers from purchasing our solutions, additional products or our services, any of which could adversely affect our business, operating results or financial condition.

Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in information security, which in turn is dependent upon their overall economic health and the strength of the broader macroeconomic environment. Uncertain economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations (including rising interest rates), exchange rate fluctuations, or inflation, and the potential for regional or global recessions, could cause a decrease in corporate spending on cybersecurity software. Other matters that influence customer confidence and spending, such as political unrest, public health crises, terrorist attacks, armed conflicts, rising energy costs, and natural disasters, could also negatively affect our customers’ spending on our products and services. Since a significant portion of our operations are based in Israel, hostilities within the region, including due to the war between Israel and Hamas, as well as any political uncertainty or reform, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations (see “— Conditions in Israel, including the ongoing war between Israel and Hamas and other conflicts in the region, as well as political and economic instability, may adversely impact our business operations.”). In addition, economic instability within areas experiencing armed conflicts can and has resulted in sanctions that restrict the selling or importing of goods, services, or technology in or from certain regions. Political instability could further exacerbate macroeconomic uncertainty on a global scale, including within specific revenue-generating industry verticals. Our international operations also involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention from our management. A significant portion of our business operations are concentrated in core geographic areas, and economic downturns in these areas could severely affect our business operations. In addition, some of our business operations depend on emerging markets that are less resilient to fluctuations in the global economy. In 2023, we generated 52.3% of our revenues from the United States, 30.0% of our revenues from Europe, the Middle East and Africa and 17.7% from the rest of the world, which includes countries from the Asia Pacific, Japan region, the Latin America region and Canada.

Negative economic conditions may cause key customers, or specific revenue-generating verticals, to reduce their IT spending. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating subscription renewals or maintenance and support agreements, thus making it difficult to adequately forecast and plan future business activities accurately, or prolonging our sales cycles. Further, customers or channel partners may be more likely to make late payments in worsening economic conditions, which could lead to increased collection efforts and require us to incur additional associated costs to collect expected revenues. If the economic conditions of the general economy or industries in which we operate deteriorate from present levels, our business, results of operation and financial condition could be adversely affected.

We have incurred net losses and may not be able to generate sufficient revenue to achieve and sustain profitability, and may also impact our ability to expand our cash flow generated by operating activities.

We have incurred net losses of $130.4 million and $66.5 million in each of the years ended December 31, 2022 and 2023, respectively, and anticipate our cash flow from operating activities could fluctuate. Our ability to generate cash flow from operating activities as a subscription company will depend on the combination of our success in retaining high renewal rates with our customers, expanding sales with our existing customers, generating sales from new customers and executing and collecting annual or multi-year contracts which are paid for up front. We cannot be certain we will achieve the required renewal rates, increase sales from existing and new customers nor generate or collect based on the contract terms for the sales, which will improve our cash flow from operating activities. In addition, due to our continued investment in the growth of our business, we expect our operating expenses to increase over the next several years as we hire additional personnel, retain existing personnel in a competitive market and continue to enhance our solutions and identity security platform and deliver new services to market. Any failure to increase our revenue could prevent us from achieving profitability or maintaining or increasing cash flow from operating activities on a consistent basis. In addition, we may have difficulty achieving profitability under U.S. GAAP due to share-based compensation expense and other non-cash charges. If we are unable to navigate these challenges as we encounter them, our business, financial condition, and operating results may suffer.

We are subject to a number of regulatory and geopolitical risks associated with global sales and operations, which could materially affect our business.

We are a global company subject to varied and complex laws, regulations, and customs. The application of these laws and regulations to our business is often unclear, subject to interpretation and may, at times, conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices or products, resulting in reduced revenue and profitability. Furthermore, business practices in the global markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. Further, there may be higher costs of doing business globally, including costs incurred by maintaining office space, securing adequate staffing, and localizing our contracts.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•
failure to fully comply with various global data privacy and data protection laws (see “—The dynamic regulatory environment around privacy, data protection, and AI may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.”);

•
fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business (see “—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.”);

•
social, economic and political instability, war, civil disturbance or acts of terrorism, conflicts (including the ongoing conflicts between Israel and Hamas and Ukraine and Russia), security concerns, and any pandemics or epidemics;

•	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

•
noncompliance with specific anti-bribery laws, without limitation, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010 and the heightened risk of unfair or corrupt business practices in certain geographies, which may include the improper or fraudulent sales arrangements by us, or by our channel partners or service providers that may impact financial results and result in restatements of, or irregularities in, financial statements;

•
certain of our activities and products are subject to U.S., European Union, Israeli, and possibly other export and trade control and economic sanctions laws and regulations, which have and may additionally prohibit or restrict our ability to engage in business with certain countries and customers. If the applicable requirements related to export and trade controls change or expand, if we change the encryption functionality in our products, or if we develop other products, or export products from/to certain jurisdictions, we may fail to comply with such regulations or may need to satisfy additional requirements or obtain specific licenses to continue to export our products in the same global scope. Various countries also regulate the import or export of certain encryption products and other technologies and services and have enacted laws that could limit our ability to distribute or implement our products in those countries. In addition, applicable export control and sanctions laws and regulations may impact our ability to sell our products, directly or indirectly, to countries or territories that are the target of comprehensive sanctions or to prohibited parties;

•
unexpected changes in regulatory practices and foreign legal requirements may adversely affect our business. The introduction of new cybersecurity laws and regulations and changes in existing ones or their enforcement, may impair our ability to sell our solutions in certain jurisdictions if we are not able to adapt our products and offerings to conform with such regulations. In addition, changes in tax regulations and uncertain tax obligations and effective tax rates, may result in recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, or changes in the valuation of our deferred tax assets and liabilities;

•
new and developing laws and regulations, and compliance with, and the uncertainty of, laws and regulations that apply or may in future apply to our areas of business, including cybersecurity, corporate governance, anti-trust and competition, local and regional employment (including cross-border travel), employee and third-party complaints, supply chain regulation, limitation of liability, conflicts of interest, AI, securities regulations and other regulatory requirements affecting trade, local tariffs, product localization and investment;

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

The information security industry is characterized by the existence of a large number of relevant patents and frequent claims and litigations regarding patents and other intellectual property rights. Leading companies in the information security industry have extensive patent portfolios. In addition, the scope of copyright protection and other legal protections for intellectual property generated by certain new technologies, such as generative AI, is uncertain. The use of generative AI and other forms of AI, whether incorporated into our products and services or used by our workforce, may expose us to risks because the intellectual property ownership and license rights, including copyright, of generative and other AI output has not been fully interpreted by courts in the United States or been fully addressed by federal or state regulation in the United States or foreign jurisdictions. From time to time, third parties have asserted, and in the future may assert, their patent, copyright, trademark, and other intellectual property rights against us, our channel partners, or our customers. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property rights pursuant to our agreements with our customers and channel partners. Such indemnification provisions are customary in our industry. We cannot ensure that we will have the resources to defend against such claims. Successful claims of infringement or misappropriation by a third party against us or a third party that we indemnify, could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing, or using solutions that are alleged to infringe or misappropriate the intellectual property of others, to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, to enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights, and to indemnify our customers and channel partners (and parties associated with them). The failure to obtain a license or the costs associated with any license could cause our business, results of operations, or financial condition to be materially and adversely affected. Defending against claims of infringement, regardless of their validity, or being deemed to be infringing the intellectual property rights of others could be very expensive and time-consuming to defend, harm our reputation, and impair our ability to innovate, develop, distribute, and sell our current and planned products and services.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar. In 2023, most of our revenues were denominated in U.S. dollars and the remainder was primarily in Euros and British pounds. In 2023, most of our cost of revenues and operating expenses were denominated in U.S. dollars and New Israeli Shekels (NIS) and the remainder primarily in Euros and British pounds. Our foreign currency-denominated expenses consist primarily of personnel, facilities, consulting and travel costs. Since the portion of our expenses generated in NIS and British pounds is greater than our revenues in NIS and British pounds, respectively, any appreciation of the NIS or the British pounds relative to the U.S. dollar could adversely impact our operating loss. In addition, if the portion of our revenues generated in Euros is greater than our expenses incurred in Euros, any depreciation of the Euro relative to the U.S. dollar would create exposure to our reported revenue and operating results . We estimate that a 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $17.7 million in 2023. We estimate that a 10% strengthening or weakening in the value of the Euro against the U.S. dollar would not change our operating loss in 2023. We estimate that a 10% strengthening or weakening in the value of the British pounds against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $2.0 million in 2023. These estimates of the impact of fluctuations in currency exchange rates on our historical results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. For example, fluctuations in the different currencies in 2023, as compared to 2022 exchange rates, decreased total operating loss by approximately $14.7 million. We periodically evaluate the various currencies to which we are exposed and, as appropriate, may enter into hedging transactions designed to reduce or eliminate certain currency exchange rate impacts. We expect that most of our revenues will continue to be generated in U.S. dollars with the balance primarily in Euros and British pounds for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS, U.S. dollars, British pounds and in Euros. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. In addition, we have monetary assets and liabilities that are denominated in non-U.S. dollar currencies. For example, we have a significant NIS linked liability related to our operational leases in Israel. As a result, significant exchange rate fluctuations could have a negative effect on our net income (see “Item 11— Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”).

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services that enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that to continue for the foreseeable future. Governments and other customers may require our products to comply with certain privacy, security or other certifications and standards with respect to those solutions utilized by them as a control demonstrating compliance with government regulations and industry standards. We have maintained a SOC 2 accreditation for multiple products since 2019. Additionally, we have maintained the ISO 27001 annual certification since April 2017 and attained ISO 27018 certification in 2023. We are pursuing the evaluation of having our Privilege Access Management solution for international Common Criteria certification. We are also in the process of seeking authorization from the Federal Risk and Authorization Management Program (FedRAMP), for certain SaaS products. However, we are unable to guarantee that we will achieve the foregoing authorizations in a timely manner, or at all, or maintain compliance with them once they have been achieved. If our products are late in achieving or failing to achieve or maintain compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products to such customers, or may otherwise be at a competitive disadvantage, either of which would harm our business, results of operations, and financial condition.

Additionally, industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses, including in connection with AI. If we are unable to adapt our solutions to changing government regulations and industry standards in a timely manner, or if our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to information security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses and may be less willing to purchase our products and services. In either case, our sales and financial results would suffer (see also “—The dynamic regulatory environment around privacy, data protection, and AI may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.”).

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

As of December 31, 2023, we had 147 issued patents in the United States and 48 pending U.S. patent applications. We also had 62 issued patents and 18 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to complete all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not be approved, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. Finally, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our products) to execute written agreements in which they assign to us their rights, if such exist, in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property. We cannot be certain that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims under certain circumstances in relevant jurisdictions. Litigating claims related to the enforcement of intellectual property rights is very expensive and can be burdensome in terms of management time and resources. Any litigation related to intellectual property rights or claims against us could result in loss or compromise of our intellectual property rights or could subject us to significant liabilities. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

We integrate certain open-source software components from third parties into our software, and we expect to continue to use open-source software in the future. Some open-source software licenses require, among other things, that users who distribute or make available as a service, open-source software with their own software products, add appropriate copyright notices and disclaimers, publicly disclose all or part of the source code of the users’ developed software or make available any derivative works of the open-source code under open-source license terms or at no cost. Our efforts to use the open-source software in a manner consistent with the relevant license terms that would not require us to disclose our proprietary code or license our proprietary software at no cost may not be successful. We may face claims by third parties seeking to enforce the license terms applicable to such open-source software, including by demanding the release of our proprietary source code, or we may face termination of such licenses if the owner of the open-source software asserts that we are in breach of its license terms. In addition, if the license terms for the open-source code change or the license is terminated, we may be forced to re-engineer our software or incur additional costs. In addition, open-source software typically comes without warranties or indemnities from the owner, whereas we are expected to offer our customers both. Accordingly, if there were technical problems with open-source software that we used in our products, or if such open-source software infringed third-party intellectual property rights, we could have a warranty obligation or infringement indemnity obligation to our customer without a corresponding warranty or indemnification obligation from the owner of the open-source software. In addition, regardless of the validity of claims against us, our business, financial condition, and results of operations could be harmed by litigation and defense costs, payment of damages, the disclosure of our source code, additional expenditure to enter into royalty or licensing agreements, and additional expenses and research and development time to render existing products non-infringing.

Moreover, some open-source software that we use may include generative AI software or other software that incorporates or relies on generative AI or other AI technologies. The use of such open-source software may expose us to risks in connection with claims of intellectual property infringement by other third parties (see “—If we are unable to adequately protect our proprietary technology and intellectual property rights, our business could suffer substantial harm.”).

We have no assurance that any open-source software that we use in our products and may patch will be free from vulnerabilities or malicious code. While customary in the industry, our use of open-source software and third-party software in our solutions may expose us, and our customers using our solutions, to additional vulnerabilities and security breaches, which may result in significant adverse impacts to us and our customers, especially if such open-source software or third-party software is not maintained by its authors (see “—Real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, may result in significant reputational, financial, and legal adverse impact.”).

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

From January 2021 through January 2024, our ordinary shares have traded on the Nasdaq Global Select Market (“Nasdaq”) at a price per share between a range of $107.33 and $237.87. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

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

In addition, the stock markets have experienced price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance, and may affect our ability to access new capital, which may materially harm our liquidity, and limit our ability to grow our business. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we are involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which could materially adversely affect our business.

Our business could be negatively affected as a result of the actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, U.S. and non-U.S. companies listed on securities exchanges in the United States have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to any action of this type by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plans. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to such actions of activist shareholders could also affect the market price of our securities.

As a foreign private issuer whose ordinary shares are listed on Nasdaq, we may follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements and are exempt from a number of requirements under U.S. securities laws. This may result in less protection for, or limit the information available to, our shareholders.

As a foreign private issuer whose ordinary shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain rules of Nasdaq. We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and the requirements relating to distribution of our annual report to shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”), our amended and restated articles of association provide that the quorum for a meeting of shareholders convened pursuant to a resolution adopted by the board of directors shall be at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital (as prescribed by Nasdaq’s rules). Further, as permitted by the Companies Law and in accordance with the generally accepted business practice in Israel, we do not distribute our annual report to shareholders but make it available through our public website. We may in the future elect to follow Israeli home country practices with regard to other matters such as director nomination procedures, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to shareholders of domestic issuers. See “Item 16G. Corporate Governance.”

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which our shareholders are entitled as investors. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies. Because of these exemptions for foreign private issuers, our shareholders do not have the same information generally available to investors holding shares in public companies that are not foreign private issuers.

Our Convertible Notes may impact our financial results, result in the dilution of existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities.

In November 2019, we issued $575.0 million aggregate principal amount of 0.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). The Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Notes are convertible. The Convertible Notes will mature on November 15, 2024, unless earlier converted, repurchased, or redeemed. Prior to the close of business on the business day immediately preceding May 15, 2024, the Convertible Notes will be convertible at the option of the holders thereof only upon the satisfaction of the specified conditions and during certain periods. On or after May 15, 2024 until the close of business on the third scheduled trading day preceding the maturity date, the Convertible Notes will be convertible at the option of the holders at any time. The current conversion rate on the Convertible Notes is 6.3478 ordinary shares of ours per each $1,000 principal amount of the Convertible Notes, which is equivalent to the current conversion price of approximately $157.53 (in each case, subject to applicable adjustments). Assuming that the prevailing market price of our ordinary shares remains in excess of the conversion price of the Convertible Notes prior to their maturity date, we expect the Convertible Notes to be converted by the holders thereof, on the terms specified in the Convertible Notes. Such conversions may be settled, at our election, in cash, ordinary shares or a combination thereof, and all conversions on or after May 2024 until the close of business on the third scheduled trading day preceding the maturity date are required to be settled using a single settlement method. At present, the default settlement method for any such conversions is physical settlement. If our ordinary shares are issued to the holders of the Convertible Notes in settlement upon conversion, there will be dilution to our shareholders’ equity above the cap price of the Capped Call Transactions described below, and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale or potential sale of ordinary shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional downward pressure on our share price.

In addition, in connection with the pricing of the Convertible Notes, we entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the initial purchasers of the Convertible Notes. The Capped Call Transactions cover, collectively, the number of our ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes (including in the form of us receiving the cash value of such ordinary shares determined pursuant to the terms of the Capped Call Transactions) and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes under certain events described in the Capped Call Transactions, in the event that the market price of our ordinary shares is greater than the strike price of the Capped Call Transactions, with such reduction of potential dilution and/or offset subject to a cap (currently equal to $229.14 per share, subject to adjustments as set forth in the terms of the Capped Call Transactions). We are subject to the risk that one or more of the counterparties to the Capped Call Transactions may default, or otherwise fail to perform, or may exercise certain rights to terminate, their obligations under the Capped Call Transactions. Our exposure to the Capped Call Transactions will depend on many factors but, generally, our exposure will increase if the market price or the volatility of our common stock increases. Upon a default, a failure to perform or a termination of obligations by a counterparty to the Capped Call Transactions, we may suffer adverse tax consequences or experience more dilution than we currently anticipate with respect to our ordinary shares.

Furthermore, the indenture for the Convertible Notes will prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Convertible Notes. These and other provisions in the indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable.

We currently anticipate that we will be able to rely on and to implement certain clarifications from the Israeli Tax Authorities, with respect to the administration of our Israeli withholding tax obligations in relation to considerations to be paid to the holders of the Convertible Notes (if any) upon their future conversion and settlement. Unexpected failure to ultimately obtain such anticipated clarifications from the Israeli Tax Authorities could under certain conditions potentially result in increased Israeli withholding tax gross-up costs and implications.

We may not have the ability to raise the funds necessary to repurchase the Convertible Notes upon a fundamental change, and our future debt may contain limitations on our ability to repurchase the Convertible Notes.

Holders of the Convertible Notes will have the right under the indenture governing the Convertible Notes to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change before the maturity date, at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid special interest, excluding the applicable fundamental change repurchase date, if any. We may not have enough available cash or be able to obtain financing, or obtain financing on favorable terms, at the time we are required to make such repurchases of the Convertible Notes.

Our ability to repurchase the Convertible Notes may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes.

We may lose our foreign private issuer status, which would then require us to comply with the rules and regulations applicable to U.S. domestic issuers and cause us to incur significant legal, accounting and other expenses.

Since a majority of our voting securities are either directly or indirectly owned by residents of the United States, we would lose our foreign private issuer status if any of the following were to occur: (i) the majority of our executive officers or directors were U.S. citizens or residents, (ii) more than 50 percent of our assets were located in the United States, or (iii) our business was administered principally in the United States. Similarly, if we were to acquire a U.S. company in the future, it could put us at heighted risk of losing our foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. In addition, we would lose our ability to rely on Nasdaq exemptions from certain corporate governance requirements that are available to foreign private issuers. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.

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

Generally, if for any taxable year, after the application of certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), we would be characterized as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes under the Code. Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2023. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Taxation—Certain United States Federal Income Tax Consequences”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “Item 10.E. Taxation— Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “U.S. shareholder” with respect to each controlled foreign corporation (“CFC”), in our group (if any). If our group includes one or more U.S. subsidiaries (as has been the case for 2023), certain of our non-U.S. subsidiaries will be treated as CFCs regardless of whether we are treated as a CFC. A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual who is a U.S. shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will be able to assist holders of ordinary shares in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any holder of ordinary shares should be treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign controlled CFCs. U.S. investors are strongly advised to consult their own tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

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

For example, the recent Inflation Reduction Act enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations (which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded (or deemed funded) by certain United States affiliates). In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (“OECD”) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti-Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes will have on our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” In October, 2021, 137 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with consecutive revenue in excess of €750 million during a certain prescribed period). The agreement reached by 137 of the 140 members of the OECD BEPS Inclusive Framework targeted law enactment to take effect in 2023 with applicability from fiscal years beginning on or after December 31, 2023. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules with commentary to those rules released in March 2022 and administrative guidance published in February 2023 and July 2023. The model rules commentary and guidance allow the OECD BEPS Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. Israel is one of the 137 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations, including the impact on Preferred Technological Enterprises currently eligible for reduced corporate tax rate of 12%, is uncertain. Further, given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact and potentially increase our future effective tax rate.

We do not intend to pay dividends on our ordinary shares for the foreseeable future, so any returns will be limited to changes in the value of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will, therefore, be limited to the increase, if any, of our share price, which may or may not occur.

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel, including the ongoing war between Israel and Hamas and other conflicts in the region, as well as political and economic instability, may adversely impact our business operations.

Our headquarters, certain members of our board of directors and management, most of our research and development activities, and other significant operations are located in Israel and may be impacted by regional instability and extreme security tension. Political, economic and security conditions in Israel and the surrounding region could directly affect our business. Any political instability, terrorism, armed conflicts, reserve mobilization, cyberattacks, boycotts, direct or indirect sanctions and restrictions, or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers. These attacks resulted in extensive deaths, injuries, and kidnapping of civilians and soldiers, as well as evacuations of tens of thousands of civilians from their homes. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign.

Since the commencement of these events, there have been additional active hostilities, including with Hezbollah located in Lebanon and with the Houthi movement which controls parts of Yemen. It is possible that these hostilities will escalate in the future into a greater regional conflict, and that additional terrorist organizations and, possibly, countries, will actively join the hostilities.

Further, as an Israeli company, there is heightened risk of cyberattacks on our and our supply chain’s IT networks by our adversaries in general, and more so as a result of a war. Although the current war has not materially impacted our business or operations as of the date of this report, any escalation or expansion of the war could have a negative impact on both global and regional conditions and may adversely affect our business, financial condition, and results of operations.

Currently, the war has impacted the availability of a limited number of our workforce in Israel in various ways – a small part of our workforce has been called to active duty, and others have been supporting friends or family members engaged in the war. While many military reservists have been released, some remain obligated to return in the coming months. If the situation escalates, they may be called up for additional reserve duty sooner than expected, additional employees may be called for service, and such persons may be absent for an extended period of time. This may materially and adversely affect our business operations, including product development, and our ability to meet our customers’ expectations, and could impact our competitive position and cause our sales to decrease.

The scope, intensity and duration of the current war are difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general. For example, these events may be intertwined with wider macroeconomic factors relating to a deterioration of Israel’s economic standing that may involve, for instance, a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”). Any of these implications on Israel’s economy or financial conditions may have an adverse effect on our ability to effectively conduct our operations.

Moreover, the perception of Israel and Israeli companies by the global community (including, for example, in light of the interim ruling rendered by the International Court of Justice (ICJ) in a case filed by South Africa against Israel in January 2024) may cause an increase in sanctions and other adverse measures against Israel, Israeli companies and their products and services. Additionally, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services or otherwise restrict business with Israel and with Israeli companies, which may impact our ability to do business with our existing and potential customers. Such efforts, particularly if they become widespread, as well as the ICJ ruling and possible future rulings and orders of other tribunals against Israel, could materially and adversely impact our business operations.

The hostilities with Hamas, Hezbollah and other organizations and countries have included and may include various methods of armed attacks that have already caused and may cause further damage to private and public facilities, infrastructure, utilities, and telecommunication networks. This may require the temporary closure of our offices or facilities or affect our employees’ ability to work, negatively impacting our operational capacity and disrupting supply chains that impact our ability to conduct business efficiently, thereby leading to increased costs associated with alternative solutions or contingency measures. Such attacks may also pose risks to the safety and effectiveness of our workforce and impair our ability to maintain business continuity, which would likely result in substantial direct and indirect costs that may not be recoverable from our commercial insurance. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Further, Israel has held five general elections between 2019 and 2022, and prior to the Hamas attack in October 2023, the Israeli government had been pursuing legislative changes, which, if adopted, will alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. Many individuals, organizations, and institutions, within and outside of Israel, voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among others, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could adversely affect the conditions in which we operate and potentially deter foreign investors and organizations from investing or transacting business with Israeli-based companies. To date, these initiatives have been substantially put on hold, but if such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, or if any of the foregoing negative impacts were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

Being an Israeli publicly traded company in the United States and being subject to both U.S. and Israeli rules and regulations may make it more expensive for us to obtain and maintain directors and officers liability insurance. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers. In accordance with the provisions of the Companies Law, approval of our directors’ and officers’ insurance is limited to the terms of our duly approved compensation policy, unless otherwise approved by our shareholders.

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

We are incorporated in Israel and our Israeli auditors named in this annual report reside outside of the United States. Further, a majority of our directors and executive officers, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for our shareholders to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of the procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, our shareholders may not be able to collect any damages awarded by either a U.S. or foreign court.

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

Our History

CyberArk Software Ltd. was founded in 1999 with the vision of protecting high-value business data and pioneering our Digital Vault technology. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provided a secure platform for our customers’ employees to share sensitive files. We began with our early vaulting technology, which has enabled us to evolve into a company that provides a comprehensive solution to secure identities anchored on Privileged Access Management. In 2005, we introduced our Privileged Access Management Solution, upon which we built our leadership position in the Privileged Access Management market, providing a layer of security that protects high-level and high-value access across an organization. In September 2014, we listed our ordinary shares on the Nasdaq Stock Market LLC (Nasdaq). In addition to investing in organic research and development, in 2015 we began to execute a merger and acquisition strategy and acquired Viewfinity, Inc., a provider of Windows least privilege management and application control software, as well as Cybertinel Ltd., a cybersecurity company specializing in cyber threat detection technology. In May 2017, we acquired Conjur Inc., a provider of DevOps security software. In May 2020, we acquired IDaptive Holdings, Inc., an Identity as a Service (IDaaS) provider. In March 2022, we acquired Aapi.io, a provider of no-code application integration and workflow automation solutions, and in July 2022, we acquired C3M, LLC, a provider of multi-cloud security and compliance solutions. With our organic investment in research and development to drive new product releases and innovation, coupled with the incremental acquisitions of selected technologies and the execution of our go-to-market (GTM) strategy, today CyberArk is the global leader in Identity Security, centered on intelligent privilege controls. We enable secure access for all human and machine identities to help organizations secure critical business assets and applications, protect their distributed workforce and customers, and accelerate business across cloud, hybrid and self-hosted environments. Our solutions enable Zero Trust by enforcing least privilege with continuous identity threat detection and protection.

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

Principal Capital Expenditures

Our cash capital expenditures for fiscal years 2021, 2022 and 2023 amounted to $8.9 million, $12.5 million, and $4.9 million, respectively. Capital expenditures consist primarily of investments in leasehold improvements for our office space, purchases of furniture, computers and related equipment and internal use software capitalization. We anticipate our capital expenditures in fiscal year 2024 to be less than 1.5% of revenues. We anticipate our capital expenditures in 2024 will be financed with cash on hand and cash provided by operating activities.

B.	Business Overview

CyberArk is the global leader in Identity Security, centered on intelligent privilege controls, with a focus on protecting organizations against identity-based cyberattacks. We apply intelligent privilege controls to all identities – human and machine – with continuous threat detection and prevention across the entire identity lifecycle. With CyberArk, organizations can enable Zero Trust and least privilege with complete visibility, ensuring that every identity can securely access any approved resource, located anywhere, from everywhere – with a single Identity Security Platform.

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

With the rapid rise in mobile workers, hybrid and multi-cloud adoption, and digitalization of the enterprise, physical and network security barriers are less relevant for securing data and assets than ever before. Compromised identities and their associated privileges now represent the fastest attack path to an organization’s most valuable assets. As a result, identity controls are now becoming the new security perimeter and are a critical foundation for implementing Zero Trust strategies. Our approach is unique as CyberArk recognizes that every identity can become privileged under certain conditions, and we offer the broadest range of security controls to reduce that risk while delivering a high-quality experience to the end user. This includes securing our customers’ workforce, information technology (IT), developers, and machine identities by replacing complex, patchworked and siloed legacy access and privileged access management solutions to improve security and operational efficiencies.

With the increase in identity-related incidents over the past year, it is imperative for organizations to secure every identity with the right level of privilege controls. In the Identity and Access Management (IAM) market, the silos of Access Management (AM), Privileged Access Management (PAM) and Identity Governance and Administration (IGA) overlap and thus there may be inefficiencies if they are provided by separate vendors, or from vendors who bundle discreet solutions without the benefit of a unified platform. Standalone, legacy Access Management is focused on managing identities, not securing them. Legacy PAM vendors focus on a narrow scope around IT administrators and ignore other personas, and legacy IGA solutions are sprawling and complex. We believe that a siloed approach is inefficient and does not provide adequate security.

We believe an Identity Security Platform must do far more than manage one group of identities; it must provide solutions to secure all identities, across all environments. Our goal is to reinvent and modernize capabilities across the established silos while inventing new ways to secure modern identities.

When we look at all identities that need to be secured across a typical organization, we see that there is a spectrum in four key groups: workforce, IT, developers and machines. Each of these secured identity groups have a different level of risk and complexity associated with their access based on their target resources and typical activities. All of these identities can become privileged or high risk, and they all need to be secured differently than they have been in the past.

By reinventing the standalone IAM markets into a comprehensive Identity Security Platform, which provides solutions to secure all identities with the right level of privilege controls and appropriate type of access, we help organizations to stay a step ahead of attackers.

Recently, CyberArk has taken steps to focus its GTM strategy on a solution-based framework that will enable CyberArk to evolve from product-focused sales to solution selling, which is expected to better align with our customers’ problems. We expect that this change will move us from a more fragmented market positioning to messaging our core differentiators holistically to stand out in the market and continue to drive our Identity Security leadership. Our new secured identity framework and solutions are expected to help our GTM teams to take full advantage of the market opportunity while delivering value-based solutions for customers.

In order to facilitate this new framework, we have identified and designed eight solutions taken from our platform capabilities. These solutions, derived from across our existing platform, focus on the capabilities that are needed to secure each identity. The solutions will be presented through a simplified packaging and pricing model, which is expected to facilitate a more efficient buying process and enhance our ability to secure a broader range of identities within our customers' employee base. These solutions are expected to make it easier for our customers to buy the capabilities they need to secure every identity across their organization.

CyberArk has reimagined what it means to secure workforce users by recognizing that privilege access is not limited to IT users but that the workforce must be able to do their job without security getting in their way. We have modernized and extended our PAM capabilities beyond traditional IT users to cloud operations and third parties who need flexible access controls to all their target resources. We have invented new, secure technologies based on our foundation of privilege controls to enable developers to securely work at the speed of their developments.

During 2023, we continued to add new customers and cross-sell to existing customers directly and through channels. As of December 31, 2023, we had more than 8,800 customers. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology, and telecommunications, as well as federal and local government agencies in multiple countries. We sell our solutions through a high-touch hybrid model that includes direct sales, channel sales, managed security service providers, and advisory firm partners.

As we continue to sell more subscription licenses and services, we expect perpetual licenses to continue to decline as a percentage of overall sales. Throughout 2024, we will continue to build on this momentum and operate as a subscription company.

Our Growth Strategy

The key elements of our long-term growth strategy include:

•
Strengthening our Identity Security leadership position by delivering ongoing innovation. We intend to extend our leadership position by enhancing our solutions, including utilization of AI, introducing new functionality and developing new offerings to address additional use cases. Our strategy includes both internal development and an active mergers and acquisition program in which we acquire or invest in complementary businesses or technologies.

•
Extending our global go-to-market reach. We market and sell our solutions through a high-touch hybrid model that includes direct and indirect sales. We leverage our sophisticated marketing capabilities, such as account-based and inbound marketing, GTM plays, and our CyberArk IMPACT and IMPACT World Tour conferences, to drive demand and generate pipeline. We plan to expand our sales reach by adding new direct sales capacity, expanding our indirect channels by deepening our relationships with existing partners and by adding new partners, including value-added resellers, system integrators, managed security service providers, distributors, and C3 Alliance partners. We are also expanding our routes to market to include cloud provider marketplaces.

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

•
Expanding our relationships with existing customers. As of December 31, 2023, we had more than 8,800 customers. We have worked hard to develop strong relationships with our customers. Our Customer Success team will focus on expanding these relationships by growing the number of users who access our solutions and cross-selling additional products and services.

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

Digital Transformation and Shift Left: The digitalization of business creates a larger digital landscape full of opportunities for improved engagement with customers, vendors and employees, but also greater exposure to cyber threats. New digital technologies require expanded privileged access for both humans and machines that must be properly secured. Companies are adopting DevOps methodologies to speed up the pace of innovation. Hybrid and multi-cloud adoption drive the need for centralized solutions that help secure access of all types enterprise-wide. This trend has continued as companies provide hybrid and remote capabilities for the workforce and look for additional online options to stay viable.

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

All identities operating in a modern environment (such as employees, partners, IT administrators, DevOps team members and developers, applications and robots, vendors and customers) might have some level of privilege that, if improperly secured, can provide an attack path into an organization’s most valuable assets. This trend is coupled with the rapid expansion and adoption of hybrid and cloud infrastructure, applications and APIs, mobile and remote workers, and use of third parties. We now live in a world where the number, types and interrelationships of identities have exploded, creating new dimensions to the threat landscape.

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

Skills Gap: The skills gap in cybersecurity creates meaningful challenges, not only for Chief Information Security Officers (CISOs), but also for implementing mission-critical strategic initiatives. As cloud adoption accelerates the speed of business, companies are relying more heavily on applications, technology and automation to compete. CISOs are evaluating staffing requirements for adding new security tools and implementing new projects and business initiatives. To address the staffing shortage and skills gap, organizations are looking at opportunities to consolidate vendors and increase the implementation of automation to free up security and IT teams to focus on more value-added initiatives.

Governance and Compliance: Industry regulations such as Sarbanes Oxley, Payment Card Industry Data Security Standard, SWIFT Customer Security Controls Framework, HIPAA, GDPR, U.K. Data Protection Act 2018 (UK DPA) and the UK General Data Protection Regulation, California Privacy Rights Act, and industry frameworks, such as U.S. National Institute of Standards and Technology (NIST) and the Center for Internet Security, for example, require and/or reflect strong Identity Security controls as an important part of safeguarding data privacy and data sovereignty. Interest in CyberArk’s Identity Security solutions is also being fueled by customers who are purchasing cyber insurance policies, engaging in diligence as part of a corporate transaction, or recovering from a major cybersecurity incident; and in each of these cases, customers need to demonstrate a sound plan to implement and manage Identity Security controls to obtain insurance coverage and lower their premiums.

Our Products

Our Identity Security Platform provides a complete and flexible set of Identity Security capabilities across six main product areas: Workforce and Customer Access, Endpoint Privilege Security, Privileged Access Management, Secrets Management, Cloud Security, and Identity Management.

CYBERARK®

Identity Security Platform

Seamless & Secure Access for All Identities — **Intelligent Privilege Controls** — **Flexible Identity Automation & Orchestration**

Workforce & Customer Access

- Secure Web Sessions
- SSO & Adaptive MFA (Workforce and Customer)
- Workforce Password Management

Endpoint Privilege Security

- Endpoint Privilege Manager: Workstations & Servers
- Secure Desktop

Privileged Access Management

- Privilege Cloud & PAM Self-Hosted
- Vendor PAM
- Dynamic Privileged Access

Secrets Management

- Secrets Hub
- Conjur Cloud, Enterprise & OSS
- Credential Providers

Cloud Privilege Security

- Secure Cloud Access
- Cloud Entitlements Manager

Identity Management

- Identity Lifecycle Management
- Identity Flows
- Identity Compliance

Identity Security Intelligence

SaaS — Hybrid — Self-Hosted

Privileged Access Management

CyberArk’s Privileged Access Management products can be used to secure, manage, and monitor privileged access. Privileged accounts can be found on endpoints, in applications, and from hybrid to multi-cloud environments.

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

o
Dynamic Privileged Access. CyberArk Dynamic Privileged Access is a SaaS solution that provisions just-in-time (JIT), privileged access to Linux Virtual Machines (VMs hosted in AWS and Azure and on-premises windows servers). The solution leverages attribute-based access control and full session isolation to drive measurable risk reduction. Dynamic Privileged Access allows organizations to unify controls for JIT and standing privileged access across public cloud and on-premises systems, enabling operational efficiencies while progressing towards Zero Standing Privileges and Zero Trust initiatives.

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

Workforce & Customer Access

We deliver robust IDaaS which provides a comprehensive AI-based and security-first approach to managing identities that is both adaptive and context-aware. CyberArk Identity includes capabilities to secure both workforce and customer identities.

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

o
Conjur Enterprise and Conjur Cloud. For cloud-native applications built using DevOps methodologies, Conjur Enterprise and Conjur Cloud provide a secrets management solution tailored specifically to the unique requirements of these environments delivered either on-premises or in the cloud. We also provide an open-source version to better meet the needs of the developer community.

o
Secrets Hub. CyberArk Secrets Hub enables security teams to have centralized visibility and management across secrets in native vaults, such as AWS Secrets Manager and Azure Key Vault, without impacting developer workflows.

Cloud Security

o
Secure Cloud Access. Secure Cloud Access is a service provided from the Identity Security Platform, offering secure, native access to cloud consoles, native services and workloads with zero standing privileges. This service addresses the needs of developers, site reliability engineers and administrators accessing services in their cloud environments via the console or command line interface (CLI). Secure Cloud Access greatly reduces the risk of compromised access in the public cloud, while providing native user experiences for the Cloud Engineering and DevOps teams leading digital transformation.

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

Secure Browser

The CyberArk Secure Browser is a hardened and purpose-built technology that further extends the CyberArk Identity Security Platform to the web browser. It provides enhanced security, privacy and productivity across the enterprise, while delivering a familiar and customized user experience. The CyberArk Secure Browser minimizes the risk of unauthorized access by helping to prevent the malicious use of compromised identities, endpoints, and credentials both at and beyond the login stage. It provides secure access to sensitive data for the complete workforce across the complete identity journey. By providing a centralized, consistent and secure launchpad to every resource and application across the enterprise, it can help safeguard the most sensitive and valuable resources while increasing productivity and privacy.

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

Artificial Intelligence. Our Identity Security Platform leverages AI to both improve identity security threat detection and response and provide productivity and ease of use to administrators. By building multidimensional risk profiles for identities based on activities from multiple products and use cases, our use of AI in this context is designed to detect irregular activities. The platform uses these insights for automatic remediation either by step-up MFA or PAM correction activities (such as rotation, or account onboarding). The platform also uses AI to automate the creation of EPM policies. By “wisdom of the crowd,” the system can deduce usage patterns and recommend relevant privilege elevation and application control to a customer’s environment based on industry peers or similar organizations.

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

Privileged Session Recording and Controls. Our innovative privileged session recording and control mechanisms provide the ability to isolate an organization’s IT systems from end-user desktops, while monitoring and auditing privileged session activities. The architecture blocks direct communication between an end-user’s desktop and a target system, thus preventing potential malware on the desktop from infiltrating the target system. This architecture further ensures that privileged credentials will remain protected and will not be exposed to the end-user or reach the desktop. CyberArk session monitoring solutions support native connectivity, whether from browser, native RDP or SSH tools, and via the CLI. Risk scoring can be applied to each recorded session, automating the review of all privileged sessions and enabling auditors to prioritize and deprioritize workloads based on risk.

Secure Remote Access. The cloud-based, multifactor authentication provided with Remote Access leverages the biometric capabilities from smartphones which in turn allows authorized remote vendors simple just-in-time secure privileged access. Once authenticated, all privileged sessions are automatically recorded for full audit and monitored in real-time.

Strong Application Authentication and Credential Management. The Secrets Manager architecture allows an organization to eliminate hard-coded application credentials, such as passwords and encryption keys, from applications and scripts. Our secure, proprietary technology permits authentication of an application during run-time, based on any combination of the application’s signature, executable path or IP address, and operating system user. Following application authentication, the authenticated application uses a secure API, to request privileged account credentials during run-time and, based on the application permissions in Privileged Access Manager, up-to-date credentials are provided to the application.

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

Adaptive Multi-factor Authentication. Our Adaptive MFA enforces risk-aware and strong identity assurance controls within an organization. These controls include a broad range of built-in authentication factors such as passwordless authenticators like Windows Hello and Apple TouchID, high assurance authenticators like USB security keys, and our patented Zero Sign-on certificate-based authentication.

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

Our Solutions

Our solutions are comprised of:

Workforce

The CyberArk Identity Security platform ensures a security-first approach to giving users seamless access to the right resources at the right time. Our workforce solutions not only reimagine what it means to protect users beyond legacy access management capabilities like MFA & SSO, but also add additional, modern access management capabilities like secure browsing and workforce password management. We also layer in the right level of privilege controls, like endpoint privilege security and secure web sessions, because privileged users are no longer just IT administrators. While performing their duties, members of the workforce travel the risk spectrum, moving between typical and high-risk access throughout the day depending on the tools they access and the tasks they are performing.

IT

The CyberArk Identity Security Platform provides end-to-end security for IT administrators, third-party vendors and cloud operations teams across hybrid environments with our privileged access management capabilities. The platform secures high-risk access used to migrate, scale and operate applications on-premises or in the cloud. It supports shared or federated access for customer-facing or internal applications. It layers the needed access management capabilities with the right level of privileged access management and governance across all identities. Additionally, the Platform offers role-specific least privilege, just-in-time and Zero Standing Privilege workflows. By providing the right level of privilege control with the right type of access, organizations can protect the working environment of the most targeted users in the organization.

Developers

The CyberArk Identity Security Platform provides extensive controls to secure native access to every layer of a cloud environment – from Cloud Native services to dynamic workloads running on the cloud, to lift-and-shift workloads and SaaS applications. The solution helps organizations to better control and secure multi-cloud environments, using elevating just-in-time access with Zero Standing Privileges. By taking this approach, developers receive the permissions they need to do their job, while reducing risks of credential theft by removing excessive access and unnecessary entitlements. Developers retain their native user experience without impacting their productivity.

Machine Identities

Credentials in application code and across the software supply chain are increasingly being targeted for cyberattacks. With CyberArk, organizations can establish strong machine authentication, provide secure standing access or just-in-time access, and centrally rotate and manage credentials. By replacing hardcoded and static secrets with rotated and dynamic secrets, the platform dramatically increases security while avoiding any change to developer workflows.

For organizations looking to combine secure access for developers, cloud teams and the secrets that they use, our developer solution can be combined with our machine solutions to secure access to all layers of the cloud environment and provide a centralized secrets management capability to ensure developers can continue to move at the speed of the business while remaining secure.

Our Customers

As of December 31, 2023, we had more than 8,800 customers. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology and telecommunications, as well as government agencies.

Our business is not dependent on any particular customer. No customer or channel partner accounted for more than 10% of our revenues in the last three years. Our diverse global footprint is evidenced by the fact that in 2023, we generated 52.3% of our revenues from customers in the United States, 30.0% from the EMEA region and 17.7% from the rest of the world, including countries in North and South America other than the United States, and countries in the Asia Pacific and Japan region.

Go-to-Market

Marketing

Our marketing strategy is focused on further strengthening our brand, communicating the benefits of our solutions to our target audiences, driving market engagement, and creating a pipeline with prospects, resulting in an increase in sales to existing and new customers. We are uniquely positioned as the global leader in Identity Security. Centered on intelligent privilege controls, we provide comprehensive security solutions for human and machine identities across business applications, distributed workforces, hybrid cloud workloads, and throughout DevOps pipelines. The world’s leading organizations trust CyberArk to help secure their most critical assets.

We execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate our value proposition and differentiation for our products, generating qualified leads for our sales force and channel partners. Our marketing efforts include global inbound and outbound demand generation campaigns, account-based marketing, highly targeted brand awareness campaigns, public relations in multiple geographies and the publication of a broad array of content made available through our website. We also participate in key industry events around the world, engaging with audiences through exhibits and demonstrations, speaking sessions and executive meetings.

In May 2023, we hosted our 17th annual CyberArk IMPACT Conference for customers, partners and prospects in Boston, MA, with more than 1,100 attendees. The event included a hybrid/virtual component for those who could not travel to attend in person, with an additional 1,000 people joining virtually. Building on the success of our 2022 series, in 2023, we extended IMPACT to a global series, branded CyberArk IMPACT World Tour and hosted similar events in 19 other cities around the globe, with hundreds of customers, partners and prospects attending at each location. With more than 3,000 attendees in-person, IMPACT and IMPACT World Tour represent the largest Identity Security conference worldwide.

Sales

We believe that our hybrid sales model, which combines the leverage of high-touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business, the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, consisting of the Americas, EMEA, Asia Pacific and Japan. As of December 31, 2023, our global network of channel partners consisted of more than 1,300 global system integrators, managed service providers, solution providers, strategic outsourcers, advisories and distributors, as well as global and regional marketplaces. Our channel partners generally complement our sales efforts by helping identify potential sales targets, maintaining relationships with certain customers, introducing new products to existing customers, and offering post-sale professional services and technical support. In 2023, we generated approximately 20% of our revenues from direct sales from our field offices located throughout the world. We work with many global systems integration partners and several leading regional security value added resellers, such as Optiv Security Inc., Merlin International, Computacenter United States Inc., Netpoleon, SHI, M.Tech and GuidePoint Security. These companies were each among our top 15 channel partners in 2022 and 2023 by revenues, and we have derived a meaningful amount of revenues from sales to each of them during the last two years. Further, we work with advisory firms such as Deloitte, PricewaterhouseCoopers LLP, and KPMG in co-marketing and co-delivery of our solutions and providing implementation services to our customers.

Through CyberArk’s C3 Alliance, our global technology partner program, we bring together enterprise software, IT, Security, and cloud providers to build on the power of Identity Security to better protect customers from cyber threats. Our CyberArk Marketplace provides a trusted platform for customers to easily find and deploy integrations from the C3 Alliance, partners, and community members.

In 2024, we plan to make our Managed Service Provider Console generally available to respond to our managed services providers’ requirements to operationalize Privilege Cloud deployments across multiple customers and infrastructures efficiently and cost effectively, with the goal of reducing operational overhead and accelerating new customer registrations.

Our sales cycle varies by customer size, the number of products purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to several months for large deployments. We also typically experience seasonality in our sales, particularly demonstrated by increased sales in the last month of a quarter and the last quarter of the year. To support our broadly dispersed global channel partners and customer base in our hybrid model, we had sales personnel in 42 countries as of December 31, 2023. We plan to continue investing in our sales organization to support both the growth of our channel partners and our direct sales organization.

Professional and Support Services

Maintenance and Support

Our maintenance and support program provides all customers who purchase maintenance and support in conjunction with their perpetual licenses, and customers who purchase self-hosted and SaaS subscriptions, the right to software bug repairs, the latest software enhancements, and updates on an if-and-when available basis during the maintenance period or subscription term, and access to our technical support services. Customers who purchase maintenance and support in conjunction with their initial perpetual license purchase typically buy for one year or three years and can subsequently continue to renew maintenance and support for additional one- or three-year periods. These two alternative maintenance and support periods are common in the software industry. Customers typically pay for each alternative in full at the beginning of their terms. However, in select situations, customers can opt for annual payments.

Our technical support services are provided to perpetual and subscription customers via our online support center, which enables customers to submit new support queries and monitor the status of open and past queries. Our online support system also provides customers with access to our CyberArk Knowledge Base, an online user-driven information repository that provides customers with the ability to address their own queries. Additionally, we offer email and telephone support during business hours to customers that purchase a standard support package and 24/7 availability to customers that purchase our 24/7 support or subscription package.

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

Professional Services

Our products are designed to allow for online trials, or to allow customers to download, install and deploy them on their own or with training and professional assistance. Our solutions are highly configurable, and many customers will select either one of our many trained channel partners or our CyberArk Security Services team to provide expert professional services. Our Security Services team can be contracted to assist customers in planning, installing, and configuring our solution to meet the needs of their security and IT environment, and provide technical account management services. Our Security Services team provides ongoing consulting services regarding best practices for achieving Identity Security, and recommends ways to implement our solutions to meet specific customer requirements. Additionally, they share best practices associated with Identity Security to educate customers and partners on such best practices through virtual classroom, live face-to-face, or self-paced classes. We also have Red Team services, which specialize in adversary simulations to test customers’ and prospects’ cloud and hybrid environments, DevOps pipelines and processes to help make their environment more secure.

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

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and continuing to enhance existing products and services, as well as developing new solutions, services, products, features and functionality to meet market needs. We believe the timely development of new products and capabilities is essential to maintaining our competitive position. The majority of our newly released products are delivered as SaaS, but we continue to invest in both our self-hosted and SaaS solutions, in which we regularly incorporate new features and enhancements to existing features. We also maintain a dedicated CyberArk Labs team that research reported cyberattacks, emerging attack techniques and post-exploit methods that lead to new security development initiatives for our products, and provides thought-leadership on new product capabilities and targeted attack mitigation. As part of the expansion of our research and development and product development resources, we also established an Artificial Intelligence Center of Excellence to advance the use of AI and machine learning to improve security and productivity for our customers, by exploring opportunities to embed AI into our existing products, as well as researching the impact of generative AI on attacker innovation to help evolve AI-powered defenses. Our CyberArk Labs research team is also taking part in certain AI-related research, supported and funded by the Israeli Innovation Agency.

As of December 31, 2023, we had 922 employees focused on research and development. We conduct our research and development activities primarily in Israel, as well as other locations such as the United States and India. We believe this provides access to world class engineering talent. Our research and development expenses were $142.1 million, $190.3 million, and $211.4 million in 2021, 2022, and 2023, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property.

As of December 31, 2023, we had 147 issued patents in the U.S., and 48 pending U.S. patent applications. We also had 62 issued patents and 18 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The inventions for which we have sought patent protection relate to current and future elements of our products and technology. The following list of products identifies some of those with patent-protected features, but other products may also be the subject matter of one or more patents: Privileged Access Security (PAS) solutions, including Privileged Access Manager, Vendor Privileged Access Manager, Privileged Session Manager (PSM), Enterprise Password Vault (EPV), Privilege Cloud, Dynamic Privilege Access (DPA), CyberArk DNA (Discovery and Audit), Privileged Threat Analytics (PTA), Endpoint Privilege Manager (EPM), Sensitive Information Management (SIM) and Cloud Entitlements Manager (CEM); Secret Management Solutions, including Conjur Enterprise, Conjur Open Source, Conjur Cloud, Credential Providers, Secretless and Secretless Broker; and Access Management Solutions, including CyberArk Identity, Workforce Identity, Customer Identity and Secure Web Sessions.

We generally enter into confidentiality agreements with our employees, consultants, service providers, resellers and customers and generally limit internal and external access to, and distribution of, our proprietary information and proprietary technology through certain procedural safeguards. These agreements and measures may not effectively prevent unauthorized use or disclosure of our intellectual property or technology, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology.

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

Competition

The information security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with multiple established and emerging companies that offer a broad array of information security products that employ different approaches and delivery models.

Specifically, our Identity Security Platform competes across a variety of markets and competitors, including, but not limited to:

•	PAM, including Endpoint Privilege Management, such as Delinea and BeyondTrust;

•	IAM, such as Okta and Microsoft; and

•	Secrets Management, including broad DevOps solutions, such as Hashi Corporation.

The maturity and growth of the information security market could also make it appealing for new players, such as large or emerging cybersecurity vendors or those in related markets (Endpoint, Cloud Security, DevOps or IaaS), to enter markets where we specialize. Given the critical importance of identity in the attack chain, which increases demand for our solutions, larger vendors, including cloud hyperscalers, and large cybersecurity platform vendors may meaningfully enter the identity security market. These organizations have extensive resources and competing with them could impact our business.

Additionally, potential consolidation among cybersecurity vendors may create an opportunity for our competitors to provide a greater breadth of offerings, including more integrations and bundled products. Accordingly, if customers prefer to utilize one vendor for multiple cybersecurity capabilities and if we fail to successfully execute our sales strategy of delivering our products and services on a solutions-based framework that can compete effectively against such cybersecurity vendors, this may place us at a competitive disadvantage. Furthermore, organizations continuously evaluate their security priorities and investments, and may allocate their information security budgets to other solutions and strategies, including solutions offered by our competitors, and may not adopt or expand use of our solutions. Accordingly, we may also compete for budget priority, to a certain extent, with other cybersecurity solutions offered by Microsoft, Palo Alto Networks, and CrowdStrike Holdings. The principal competitive factors in our market include:

o	the breadth and completeness of a security solution;

o	reliability and effectiveness in protecting, detecting and responding to cyberattacks;

o	analytics and accountability at an individual user level;

o	the ability of customers to achieve and maintain compliance with compliance standards and audit requirements;

o	strength of sale and marketing efforts, including advisory firms and channel partner relationships;

o	global reach and customer base;

o	scalability and ease of integration with an organization’s existing IT infrastructure and security investments;

o	brand awareness and reputation;

o	innovation, including AI and generative AI capabilities, and thought leadership;

o	quality of customer support and professional services;

o	the speed at which a solution can be deployed and implemented; and

o	the price of a solution, including bundled or free offerings, and cost of maintenance and professional services.

We believe we compete favorably with our competitors based on these factors. However, some of our current competitors may enjoy one or some combination of potential competitive advantages, such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical, and operational capabilities.

In addition, industry analysts may review our products and services either independently or against other cybersecurity solutions offered by our competitors. If we receive unfavorable reviews or a downgrade in our existing accreditation for any reason, including perceived shortcomings in product efficacy, the failure of our products and services to perform at a level expected by such analysts, negative assessments of our competitive positioning, or the failure to address any concerns previously identified by such analysts, this may adversely impact our standing within the industry, market confidence, customer trust, or our ability to attract and retain clients, and could result in diminished market share, impaired customer perception, and a negative impact on our financial performance.

Properties

Our corporate headquarters are in Petach-Tikva, Israel, in an office consisting of approximately 139,100 square feet to which we moved in September 2017. The current lease expires in September 2027 with an extension option for one successive 24-month period. Our U.S. headquarters are in Newton, Massachusetts in an office consisting of approximately 32,463 square feet. The lease expires in February 2025 with an extension option for the entire premises through December 2025. We maintain additional offices in Israel, the U.S., the U.K., Singapore, France, Germany, Spain, Italy, Turkey, Australia, Japan, India, and the Netherlands. We believe that our facilities are sufficient to meet our current needs and that we will be able to obtain additional facilities on commercially reasonable terms if we require additional space to accommodate our growth.

Internal Cybersecurity

As we offer Identity Security solutions and services, we are sensitive to potential cyberattacks that may result in unauthorized access to our information, and potentially that of our customers. We are also aware that, as an Israeli company, we are likely to be targeted by cyber terrorists, cyber criminals, nation-state actors, or nation-state affiliated actors. Any actual or perceived breach of our networks, systems or data could adversely impact the market perception of our solutions and services and expose us to potential liability.

For more information regarding the risks involved with cybersecurity, see “Item 3.D. Risk Factors— Real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, may result in significant reputational, financial, and legal adverse impact” and “—If our IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.”

By staying informed on the latest cybersecurity threats and trends, we continuously focus on implementing and maintaining technologies and solutions to assist in the prevention of potential cyberattacks, as well as protective measures and contingency plans in the event of an actual attack. We maintain cybersecurity risk management policies and procedures, including internal controls, audits and disclosure protocols for handling and responding to cybersecurity events. These policies and procedures include conducting regular penetration testing and security assessments to identify and address vulnerabilities, internal notifications and engagements and, as necessary, cooperation with law enforcement. Our controls are designed to limit and monitor access to our systems, networks, and data, prevent inappropriate or unauthorized access or modification, and monitor for threats or vulnerabilities. We periodically review and modify our cybersecurity risk management policies and procedures to reflect changes in technology, the regulatory environment, industry and security practices and other business needs. For example, we assess the impact of emerging technologies such as AI on our cybersecurity posture and adjust our security policies and security measures accordingly, including through the incorporation of advanced AI technologies into our products and systems like AI-powered threat detection and behavioral analytics. We conduct periodic trainings for our employees, including on phishing, malware and other cybersecurity risks, and we have mechanisms in place designed to promote rapid internal reporting of potential or actual cybersecurity breaches.

We continue to make significant investments in technical and organizational measures to establish and manage compliance with laws and regulations governing our activities regarding protected data (such as GDPR), which enhance our data protection and cybersecurity. Furthermore, we monitor cybersecurity risks, certifications or assessments at our third-party cloud infrastructure providers and other IT service providers, and reevaluate those contractual relationships as appropriate.

The audit committee of our board periodically reviews our cybersecurity risks and controls with senior management, keeping our board informed of key issues.

Government Regulations

For information regarding the material effects of government regulations, see “—Industry Background” above, “Item 3.D. Risk Factors— The dynamic regulatory environment around privacy, data protection, and AI may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business,” “—We are subject to a number of regulatory and geopolitical risks associated with global sales and operations, which could materially affect our business,” “The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes,” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Israeli Tax Considerations and Government Programs.”

Legal Proceedings

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.	Organizational Structure

The legal name of our Company is CyberArk Software Ltd., and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries, all of which are 100% owned directly or indirectly by CyberArk Software Ltd.:

Name of Subsidiary	Place of Incorporation
CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) Pte. Ltd.	Singapore
CyberArk Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd. CyberArk Software (Japan) K.K. CyberArk Software Canada Inc. CyberArk USA Engineering, GP, LLC	Australia Japan Canada Delaware, United States
CyberArk Software (Spain), S.L.	Spain
CyberArk Software (India) Private Limited C3M India Private Limited CyberArk Turkey Siber Güvenlik Yazılımı Anonim Şirketi	India India Turkey

D.	Property, Plant and Equipment

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

Securing these human and machine identities is now more important than ever. With the rapid rise in mobile workers, hybrid and multi-cloud adoption, AI and, in particular, generative AI, and digitalization of the enterprise, physical and network security barriers are less relevant at securing data and assets than ever before. Compromised identities and their associated privileges represent an attack path to an organization’s most valuable assets. We believe that identity has become the new security perimeter and is at the foundation of Zero Trust security models. Our approach is unique since CyberArk recognizes that every identity can become privileged under certain conditions, and we offer the broadest range of security controls to reduce risk while delivering a high-quality experience to the end user. This includes securing workforce, IT, developer, partner, customer and machine identities by replacing complex, patchworked, and siloed legacy access management solutions to improve security and operational efficiencies.

Prior to 2020, we primarily derived our revenues by licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services. We began executing our transition to a subscription business model in early 2021, and, in 2023, we reached our transition goals of selling primarily through subscriptions, including both SaaS and self-hosted subscriptions. We believe that annual recurring revenue (ARR), subscription portion of ARR, recurring revenues, Remaining Performance Obligations (RPO), deferred revenue and Net cash provided by operating activities are indicators of the overall health of the business. For the full year 2023, we increased our ARR by 36% to $774 million as of December 31, 2023. The growth in ARR was driven by an increase in bookings from self-hosted and SaaS subscriptions. Our subscription revenues increased by 68% to $472.0 million in 2023, and recurring revenues increased by 36% to $679.6 million in 2023.

We plan to continue to invest in research and development in order to continue to develop technology to protect modern enterprises from Identity Security risk from hybrid to cloud-native environments. During the years ended December 31, 2021, 2022 and 2023, our revenues were $502.9 million, $591.7 million and $751.9 million, respectively, representing year-over-year growth of 17.7% and 27.1% in 2022 and 2023, respectively. Our net loss for the years ended December 31, 2021, 2022 and 2023 was $(83.9) million, $(130.4) million and $(66.5) million, respectively.

We have also increased our number of employees and subcontractors from 2,768 as of December 31, 2022 to 3,018 as of December 31, 2023. We intend to continue to execute our strategy of growing our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies, and products. We intend to continue to invest in our sales and marketing teams, with a particular focus on expanding our channel partnerships including managed service providers, targeting new customers, expanding our relationships with existing customers, creating technology partnerships and further building out our customer success operations for existing customers.

Key Performance Indicators and Recent Business Developments

We transitioned our business to a subscription model by incentivizing our team to shift our sales from perpetual licenses to recurring subscriptions, including SaaS and self-hosted subscriptions during 2021 and the first part of 2022. In 2023, more than 90% of our revenue was recurring, generated from SaaS and self-hosted subscriptions and maintenance contracts. Over the medium term, we expect maintenance revenues associated with perpetual license contracts to decline annually as more customers embrace our SaaS and self-hosted subscription solutions. In addition, the shift toward a recurring revenue business is resulting in an increase in single year payment terms for our customer contracts, which is customary in a subscription business model, in contrast to upfront payments for multi-year maintenance contracts and upfront payments for perpetual licenses, as we experienced in the perpetual license model. Lastly, the duration of our contract length for our self-hosted subscriptions also impacts the amount of recognized revenue in a period. These dynamics may impact our profitability and net cash provided by operating activities in the near term. Over the long term, we expect the subscription model to result in higher visibility, stronger durability of our business and the return to profitability and strong cash flow. The subscription business model is directly aligned with the broad market trends related to digital transformation and cloud migration as well as our Identity Security strategy.

We are focusing on the following metrics to evaluate the health of our business:

	Year ended December 31,
	2021	2022	2023
	($ in millions)
Total ARR (as of period-end)	$393	$570	$774
Subscription Portion of ARR (as of period-end)	$183	$364	$582
Recurring revenues	$349	$498	$680
Deferred revenue (as of period-end)	$317	$408	$481
RPO (as of period-end)	$516	$713	$972
Net cash provided by operating activities	$75	$50	$56

ARR. ARR is a performance indicator that provides more visibility into the growth of our recurring business in the upcoming year. ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period. ARR should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. ARR is not a forecast of future revenues and can be impacted by contract start and end dates and renewal rates. This visibility allows us to make informed decisions about our capital allocation and level of investment.

Subscription Portion of Annual Recurring Revenue. The subscription portion of ARR is a performance indicator that provides more visibility into the area of the business that will drive the long-term growth of our recurring business. The subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses. The subscription portion of ARR should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. The subscription portion of ARR provides management with more visibility into our revenue stream for the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment.

Recurring Revenue. Recurring revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period. Management monitors the growth of our recurring revenue to evaluate the health of our business. Recurring revenue also provides enhanced visibility and predictability of future revenues.

Total Deferred Revenue. Our total deferred revenue consists of maintenance and support and professional services that have been invoiced and collected but that have not yet been recognized as revenues because they do not meet the applicable criteria, and of self-hosted and SaaS subscription contracts, where there are unconditional rights for a consideration, that have been invoiced but have not yet been recognized. In 2023, an increasing percentage of our total deferred revenue and the substantial portion of our total deferred revenue growth was related to SaaS contracts that have not been recognized. Management monitors our total deferred revenue because it represents a significant portion of revenues to be recognized in future periods. The material factors driving changes in our license revenues are discussed under “—Comparison of Period to Period Results of Operations.”

Remaining Performance Obligations. RPOs represent non-cancelable contracts that have not yet been recognized, which include deferred revenues and amounts not yet received that will be recognized as revenue in future periods. Management monitors the value of RPO to provide visibility into near term and multi-year revenue streams. This visibility allows us to make informed decisions about our capital allocations and level of investment.

Net cash provided by operating activities. We monitor Net cash provided by operating activities as a measure of the amount of cash generated by the business and our overall business performance. Our cash provided by operating activities is driven in part by up-front payments for subscription, maintenance and professional services offerings. Monitoring cash provided by operating activities enables us to assess our financial performance, excluding non-cash effects of certain items such as share-based compensation costs or depreciation and amortization, which allows us to better understand and manage the cash needs of our business.

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2021, including a year-to-year comparison between 2022 and 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 2, 2023.

Components of Statements of Operations

Revenues

Our revenues consist of the following:

o          Subscription Revenues. Subscription revenues include SaaS and self-hosted subscription revenues, as well as maintenance and support services associated with self-hosted subscriptions. Subscription revenues are generated primarily from sales of our Privileged Access Manager (Privilege Cloud and self-hosted), Endpoint Privilege Manager, Conjur Enterprise and Credential Providers, Vendor Privileged Access Manager, Workforce and Customer Access, Secure Cloud Access and Identity Management. We are seeing an increasing percentage of our business coming from our SaaS solutions, which have ratable revenue recognition, increasing our total deferred revenue that will be recognized over time. Our SaaS and self-hosted subscriptions represented over 60% of our total revenues in 2023, and we expect our subscription revenues to continue to grow in the near and long term. Privileged Access Manager, Workforce Identity and Secure Cloud Access are licensed per user. Endpoint Privilege Manager is licensed by target system (workstations and servers). Conjur Enterprise and Credential Providers have two different licensing approaches based on the types of applications being secured. The first is licensed by agent for mission-critical and static applications, and the second is licensed by site/region and number of clusters for more dynamic cloud native applications and DevOps pipelines.

o          Perpetual License Revenues. Perpetual license revenues are generated primarily from sales of our Privileged Access Manager. We are seeing a single digit percentage of our business coming from perpetual licenses, which have upfront revenue recognition. We expect revenues from perpetual licenses to continue to decrease as a percentage of total revenue as we continue to operate as a subscription company.

 o          Maintenance and Professional Services Revenues. Maintenance revenues are generated from maintenance and support contracts purchased by our customers who bought perpetual licenses in order to gain access to the latest software enhancements and updates on an if-and-when available basis and to telephone and email technical support. With the continued decline of new perpetual licenses and related new maintenance contracts, we are expecting our total maintenance revenues to decline in the near and long term in absolute dollars. We also offer advanced services, including professional services and technical account management, for consulting, deployment and training of our customers to fully leverage the use of our products. We increasingly leverage partners to provide services around implementation and ongoing management of our solutions and we are shifting our service delivery team toward higher value services that are often recurring in nature, like technical account management.

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, which includes Canada, Central and South America, and the Asia Pacific and Japan region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2021		2022		2023
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
United States	$253,811	50.5%	$312,816	52.9%	$393,355	52.3%
EMEA	163,328	32.5	178,344	30.1	225,738	30.0
Rest of World	85,778	17.0	100,550	17.0	132,795	17.7
Total revenues	$502,917	100.0%	$591,710	100.0%	$751,888	100.0%

Cost of Revenues

Our total cost of revenues consists of the following:

o
Cost of Subscription Revenues. The cost of subscription revenues consists primarily of personnel costs related to our customer support and cloud operations. Personnel costs consist primarily of salaries, benefits, bonuses and share-based compensation. The cost of subscription revenues also includes cloud infrastructure costs, amortization of intangible assets and depreciation of internal use software capitalization. As we shift more of our sales to SaaS and self-hosted subscription offerings, we expect the absolute cost of subscription revenues to increase.

  o   Cost of Perpetual License Revenues. The cost of perpetual license revenues consists primarily of appliance expenses and allocated personnel costs to support delivery and operations related to perpetual licenses. Personnel costs consist primarily of salaries, benefits, bonuses and share-based compensation. As we shift more of our sales to SaaS and self-hosted subscription contracts, we expect the absolute cost of perpetual license revenues and the cost of perpetual license revenues as a percentage of total revenues to decrease.

o
Cost of Maintenance and Professional Services Revenues. The cost of maintenance related to perpetual license contracts and professional services revenues primarily consists of allocated personnel costs for our global customer support and professional services organization. Such costs consist primarily of salaries, benefits, bonuses, share-based compensation and subcontractors’ fees. As new perpetual licenses and their associated maintenance contracts continue to decrease, we are expecting our total cost of maintenance revenues to decline. Concurrently, we anticipate cost of professional services revenues to increase due to our expanding customer base and ongoing investment in our services teams, aimed at delivering exceptional customer experiences.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of revenues between SaaS, self-hosted Subscriptions and Perpetual Licenses, as well as maintenance and professional services revenues, cloud infrastructure costs and personnel costs. We expect our gross margin to be relatively consistent in the near term. As our subscription revenue mix continues to increase, we continue to streamline our cloud cost management, which is partially offset by ongoing investments in our services team, which focuses on our customer experience.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which consist primarily of salaries, employee benefits (including commissions and bonuses) and share-based compensation expense. Operating expenses also include allocated overhead costs for IT, facilities and office expenses, as well as depreciation and amortization. Allocated costs for facilities and office expenses primarily consist of rent, office maintenance, utilities and office supplies. We expect personnel and all allocated costs to continue to increase in absolute dollars as we hire new employees and add facilities to continue to grow our business.

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel, consultants and contractors, cloud infrastructure and software expenses, and allocated overhead costs. We expect that our research and development expenses will continue to increase in absolute dollars as we continue to grow our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new solutions, products and services. At the same time, we expect our research and development expenses as a percentage of revenue to decline as we recognize the benefits of being a recurring revenue company and as we scale the organization.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including commissions, as well as marketing programs and general sales costs, software and related expenses, travel expenses and allocated overhead costs. We continue to invest to extend the reach of our sales organization, which means we continue to invest in both direct and indirect sales channels and related marketing expenses. We expect that sales and marketing expenses will continue to increase in absolute dollars, as we plan to expand our GTM efforts globally. At the same time, we expect our sales and marketing expenses as a percentage of revenue to decline, as we recognize the benefits of being a recurring revenue company and as we scale the organization. We continue to expect sales and marketing expenses will remain our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include external legal, audit, accounting and other professional service fees and insurance premium. We continue to expect that general and administrative expenses will increase in dollars as we grow and expand our operations.

Financial Income (Expense), Net

Financial income (expense), net consists of mainly interest income, gain from investments in privately held companies, amortization of debt discount and issuance costs, foreign currency exchange gains or losses and foreign exchange forward transactions expenses. Interest income consists of interest earned on our cash, cash equivalents, short and long-term bank deposits, marketable securities and money market funds. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Tax benefit (taxes on income)

Tax benefit (taxes on income) consists of taxes related to our activity in Israel, the United States, and numerous other foreign jurisdictions in which we conduct business.

The ordinary corporate tax rate in Israel is 23.0%.

As discussed in greater detail below under “Israeli Tax Considerations and Government Programs,” we have been entitled to various tax benefits under the Investment Law. Under the Investment Law, our tax rate to be paid with respect to our eligible Israeli taxable income under these benefits programs is generally 12.0%.

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

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2021		2022		2023
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
Revenues:
Subscription	$134,628	26.8%	$280,649	47.4%	$472,023	62.8%
Perpetual license	115,738	23.0	49,964	8.5	21,037	2.8
Maintenance and professional services	252,551	50.2	261,097	44.1	258,828	34.4

Total revenues	502,917	100.0	591,710	100.0	751,888	100.0

Cost of revenues:
Subscription	25,837	5.2	46,249	7.8	74,623	9.9
Perpetual license	3,904	0.8	2,893	0.5	1,873	0.2
Maintenance and professional services	63,566	12.6	76,904	13.0	79,635	10.6

Total cost of revenues	93,307	18.6	126,046	21.3	156,131	20.7

Gross profit	409,610	81.4	465,664	78.7	595,757	79.3

Operating expenses:
Research and development	142,121	28.2	190,321	32.2	211,445	28.1
Sales and marketing	274,401	54.6	345,273	58.4	405,983	54.0
General and administrative	71,425	14. 2	82,520	13.9	94,801	12.6

Total operating expenses	487,947	97. 0	618,114	104.5	712,229	94.7

Operating loss	(78,337)	(15.6)	(152,450)	(25.8)	(116,472)	(15.5)
Financial income (expense), net	(12,992)	(2.6)	15,432	2.6	53,214	7.1

Loss before taxes on income	(91,329)	(18.2)	(137,018)	(23.2)	(63,258)	(8.4)
Tax benefit (taxes on income)	7,383	1.5	6,650	1.1	(3,246)	(0.4)

Net loss	$(83,946)	(16.7)%	$(130,368)	(22.0)%	$(66,504)	(8.8)%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023

Revenues

	Year ended December 31,
	2022		2023		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
Subscription	$280,649	47.4%	$472,023	62.8%	$191,374	68.2%
Perpetual license	49,964	8.5	21,037	2.8	(28,927)	(57.9)
Maintenance and professional services	261,097	44.1	258,828	34.4	(2,269)	(0.9)

Total revenues	$591,710	100.0%	$751,888	100.0%	$160,178	27.1%

Revenues increased by $160.2 million, or 27.1%, from $591.7 million in 2022 to $751.9 million in 2023. This increase was primarily due to the growth of SaaS sales in 2022 and 2023 as well as the increase in self-hosted subscription sales, offset in part by the decline in perpetual license sales due to the Company’s transition away from the perpetual to subscription model. In addition, our strong SaaS and self-hosted subscription renewals further contributed to these results and allowed CyberArk to maintain its base of recurring business and build the foundation for growth. The largest increase in revenue occurred in United States, where revenues increased by $80.5 million, while the increase in EMEA and the rest of the world was $47.4 million and $32.2 million, respectively. We increased our number of customers from over 8,000 as of December 31, 2022, to more than 8,800 as of December 31, 2023.

Subscription revenues increased by $191.4 million, or 68.2%, from $280.6 million in 2022 to $472.0 million in 2023 as we increased the mix of our subscription sales.

Perpetual license revenues declined by $28.9 million, or 57.9%, from $50.0 million in 2022 to $21.0 million in 2023. The decline in perpetual license revenue is consistent with our transition from selling perpetual licenses to selling SaaS and self-hosted subscription licenses.

Maintenance and professional services revenues declined by $2.3 million, or 0.9%, from $261.1 million in 2022 to $258.8 million in 2023. Maintenance revenues declined by $10.1 million from $217.7 million in 2022 to $207.6 million in 2023. Despite our strong renewal rates, we did not add enough maintenance associated with new perpetual license sales to offset the customers who converted from maintenance to SaaS and self-hosted subscription contracts as well as churn.

Professional services revenues increased by $7.8 million from $43.4 million in 2022 to $51.2 million in 2023. The increase in professional services was also driven by the expansion of our professional services packages, which often include recurring services.

Cost of Revenues and Gross Profit

	Year ended December 31,
	2022		2023		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
Subscription	$46,249	7.8%	$74,623	9.9%	$28,374	61.4%
Perpetual license	2,893	0.5	1,873	0.2	(1,020)	(35.3)
Maintenance and professional services	76,904	13.0	79,635	10.6	2,731	3.6

Total cost of revenues	$126,046	21.3%	$156,131	20.7%	$30,085	23.9%

Gross profit	$465,664	78.7%	$595,757	79.3%	$130,093	27.9%

Cost of subscription revenues increased by $28.4 million, or 61.4%, from $46.2 million in 2022 to $74.6 million in 2023. The increase in cost of subscription revenues was primarily driven by a $13.9 million increase in personnel costs and related expenses, an $8.7 million increase in cloud infrastructure costs to support the growth in our SaaS and subscription revenues, a $2.1 million impairment of capitalized software development costs, a $1.1 million increase in the use of third-party consultants for services rendered, a $0.9 million increase in amortization of intangible assets, and a $0.4 million increase in amortization of capitalized software costs.

Cost of perpetual license revenues decreased by $1.0 million, or 35.3%, from $2.9 million in 2022 to $1.9 million in 2023. The decrease in cost of perpetual license revenues was primarily driven by a $0.7 million decrease in personnel costs and related expenses as we continue to shift our business towards SaaS and subscription.

Cost of maintenance and professional services revenues increased by $2.7 million, or 3.6%, from $76.9 million in 2022 to $79.6 million in 2023, as we increase investments in our service teams while cost of maintenance continue to decrease due to decline in new perpetual licenses. The increase in cost of maintenance and professional services revenues was primarily driven by a $2.0 million increase in personnel costs and related expenses, a $1.0 million increase in the use of third-party consultants for services rendered, and a $0.5 million increase in software and cloud infrastructure costs, partially offset by a decrease of $0.3 million in travel expenses.

Our headcount related to cost of revenues grew from 493 at the end of 2022 to 533 at the end of 2023.

Gross profit increased by $130.1 million, or 27.9%, from $465.7 million in 2022 to $595.8 million in 2023. Gross margins increased from 78.7% in 2022 to 79.3% in 2023. This was primarily driven by management of our cloud costs.

Operating Expenses

	Year ended December 31,
	2022		2023		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$190,321	32.2%	$211,445	28.1%	$21,124	11.1%
Sales and marketing	345,273	58.4	405,983	54.0	60,710	17.6
General and administrative	82,520	13.9	94,801	12.6	12,281	14.9

Total operating expenses	$618,114	104.5%	$712,229	94.7%	$94,115	15.2%

Research and Development. Research and development expenses increased by $21.1 million, or 11.1%, from $190.3 million in 2022 to $211.4 million in 2023. This increase was primarily attributable to an $18.3 million increase in personnel costs and related expenses, attributable in part to significant hiring of R&D headcount late in 2022 leading to an uptick in expenses for 2023. Additionally, there was a $2.9 million increase in cloud and software costs and a $1.7 million increase in expenses related to consultants and contractors.

Our research and development team headcount grew from 901 at the end of 2022 to 922 at the end of 2023.

Sales and Marketing. Sales and marketing expenses increased by $60.7 million, or 17.6%, from $345.3 million in 2022 to $406.0 million in 2023. This increase was primarily attributable to a $55.5 million increase in personnel costs and related expenses due to increased headcount in all regions to expand our GTM teams. The increase was also attributable to a $2.4 million increase in cloud and software costs, a $2.3 million increase in marketing expenses and sales events and a $1.3 million increase in travel expenses.

Our sales and marketing headcount grew from 1,157 at the end of 2022 to 1,321 at the end of 2023.

General and Administrative. General and administrative expenses increased by $12.3 million, or 14.9%, from $82.5 million in 2022 to $94.8 million in 2023. This increase was primarily attributable to an increase of $11.8 million in personnel costs and related expenses due to increased headcount and a $1.1 million increase in software expenses, partially offset by a decrease of $0.7 million in services fees for external legal counsel, accounting advisors and patent administration.

Our general and administrative headcount grew from 217 at the end of 2022 to 242 at the end of 2023.

Financial Income, Net. Financial income, net increased by $37.8 million, or 245%, from $15.4 million in 2022 to $53.2 million in 2023. This increase resulted primarily from an increase of $35.5 million in interest income, mainly due to higher market interest rates and increased investment balances in marketable securities, short-term and long-term bank deposits, and money market funds.

Tax benefit (taxes on income). Tax benefit (taxes on income) changed from a tax benefit of $6.7 million in 2022 to taxes on incomes of $3.2 million in 2023. This change was mainly attributed to a decrease in our loss before taxes on income.

B.	Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. We have also raised capital through issuing convertible senior notes, the sale of equity securities in public offerings and, to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses and capital expenditures.

As of December 31, 2022 and 2023, our principal sources of liquidity were cash, cash equivalents, bank deposits and marketable securities of $1.2 billion and $1.3 billion, respectively. We believe that our cash generated from operating activities, along with existing cash, cash equivalents, marketable securities and bank deposits will be sufficient to fund our working capital and capital expenditures for at least the next 12 months and for the foreseeable future. Our future capital requirements will depend on many factors, including our revenue growth rate, renewal rates and timing of renewals, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products, the timing and extent of additional expenditures to invest in scaling our operations and the continuing market acceptance of our offerings. We have, and may in the future, acquire or invest in complementary businesses and technologies.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2022	2023
	($ in thousands)
Net cash provided by operating activities	$49,708	$56,204
Net cash used in investing activities	(68,392)	(85,828)
Net cash provided by financing activities	12,225	38,084

A substantial source of our net cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheet as a liability. Our deferred revenue consists of SaaS contracts and self-hosted subscriptions that have been invoiced but not yet recognized and maintenance and support and professional services that have been invoiced and collected but that have not yet been recognized as revenues. We assess our liquidity, in part, through an analysis of our short-term and long-term deferred revenue that has not yet been recognized as revenues together with our other sources of liquidity. Revenues from SaaS contracts and maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract, which is typically one year or three years, and revenues from professional services are recognized as services are performed. Thus, upfront payments add to the liquidity of our operations since we frequently recognize self-hosted subscription, SaaS, maintenance and support and professional services revenues and expenses in subsequent periods to when the payments may be received. The duration of our contracts also impacts our deferred revenue.

Net Cash Provided by Operating Activities

Our cash flow reflects our net loss coupled with changes in our non-cash working capital.

During the year ended December 31, 2023, operating activities provided $56.2 million in cash as a result of $66.5 million of net loss, adjusted by $140.1 million of non-cash charges related to share-based compensation expense, $19.3 million related to depreciation and amortization expenses, $3.0 million in non-cash interest expense related to the amortization of debt discount and issuance costs and a net change of $9.2 million in non-cash working capital, partially offset by a $41.0 million net change from other long-term assets and liabilities and a $7.9 million increase in deferred tax assets.

The change of $9.2 million in non-cash working capital was due to an $81.3 million increase in short-term deferred revenue, an increase of $7.0 million in employees and payroll accruals, and an increase of $6.6 million in other current liabilities, partially offset by an increase of $65.7 million in trade receivables, a $17.3 million net change from other current assets and a decrease of $2.7 million in trade payables.

During the year ended December 31, 2022, operating activities provided $49.7 million in cash as a result of $130.4 million of net loss, adjusted by $120.8 million of non-cash charges related to share-based compensation expense, $16.2 million related to depreciation and amortization expenses, $3.0 million in non-cash interest expense related to the amortization of debt discount and issuance costs and a net change of $109.1 million in non-cash working capital, partially offset by a $53.4 million net change from other long-term assets and liabilities and a $15.6 million increase in deferred tax assets.

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

During the years ended December 31, 2022 and 2023, our days’ sales outstanding (“DSO”) were 75 days and 91 days, respectively. The increase in DSO was mainly due to the increase in open Account Receivable and unbilled Account Receivable as a result of an increase in sales.

Net Cash Used in Investing Activities

Investing activities have consisted of investment in, and proceeds from, short-term and long-term deposits, investment in, and proceeds from sales and maturities of marketable securities, payments for business acquisitions and purchases of property and equipment.

Net cash used in investing activities was $68.4 million and $85.8 million for the years ended December 31, 2022 and 2023, respectively.

The increase of $17.4 million in net cash used in investing activities in 2023 was due to a net increase of $66.3 million in investments in short- and long-term deposits, marketable securities and others, partially offset by a decrease of $41.3 million in payments for business acquisitions, net of cash acquired, and a decrease of $7.6 million in capital expenditures.

The decrease of $159.8 million in net cash used in investing activities in 2022 was due to a net decrease of $204.7 million in investments in short and long-term deposits, marketable securities and other, partially offset by an increase of $41.3 million in payments for business acquisitions, net of cash acquired, and an increase of $3.6 million in capital expenditures.

Net Cash Provided by Financing Activities

Our financing activities have consisted of proceeds from shares issued in connection with our ESPP (defined below), proceeds from the exercise of share options, payments of contingent consideration related to acquisitions and proceeds from (payments of) withholding tax related to employee stock plans.

Net cash provided by financing activities was $12.2 million and $38.1 million for the years ended December 31, 2022 and 2023, respectively.

The increase of $25.9 million in net cash provided by financing activities in 2023 was due to an increase of $11.4 million in proceeds from withholding tax related to employee stock plans, an increase of $9.1 million in proceeds from the exercise of stock options, a decrease of $4.7 million in payments of contingent consideration related to acquisitions, and an increase of $0.7 million in proceeds from shares issued in connection with employee stock purchase plan.

Our Material Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2023:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
($ in thousands)

Operating lease obligations(1)	$32,546	$8,304	$12,798	$8,795	$2,649
Uncertain tax obligations(2)	5,960	—	—	—	—
Severance pay(3)	8,337	—	—	—	—
0.00% Convertible Senior Notes due 2024(4)	575,000	575,000	—	—	—
Non-cancelable material purchase obligations(5)	214,244	50,487	115,007	48,750	—

Total	$836,087	$633,791	$127,805	$57,545	$2,649

(1) Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and certain motor vehicles.

(2) Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(j) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3) Severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination, retirement or death of the respective employee and may be reduced if the employee’s termination is voluntary. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. As of December 31, 2023, $3.2 million is unfunded. See Note 2(l) to our consolidated financial statements included elsewhere in this annual report for further information.

(4) For additional information, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

(5) Consists of agreements related to the receipt of cloud infrastructure services and subscription-based cloud services.

C.	Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel as well as other locations such as India and the United States. As of December 31, 2023, our research and development department included 922 employees and contractors. In 2023, research and development costs accounted for 28.1% of our total revenues.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and Development.”

For information regarding our patents, see “Item 4.B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Revenue Recognition

We substantially generate revenues from providing the right to access SaaS solutions and licensing the rights to use software products, as well as from maintenance and professional services. Subscription revenues include SaaS offerings and on-premises subscription (“Self-hosted subscription”). We sell products through our direct sales force and indirectly through resellers. Payment is typically due within 30 to 90 calendar days of the invoice date.

We recognize revenues in accordance with ASC No. 606 “Revenue from Contracts with Customers.” As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

We enter into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide services. Perpetual license and self-hosted subscription are distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We do not grant a right of return to our customers.

In instances of contracts where revenue recognition differs from the timing of invoicing, we generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive or provide financing. We use the practical expedient and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

We allocate the transaction price to each performance obligation based on its relative standalone selling price. For maintenance, we determine the standalone selling price based on the price at which we separately sell a renewal contract. For professional services, we determine the standalone selling prices based on the prices at which we separately sell those services. For SaaS, self-hosted subscriptions and perpetual licenses, we determine the standalone selling prices by taking into account available information such as historical selling prices, contract value, geographic location, and our price list and discount policy.

The license portion of self-hosted subscriptions and perpetual licenses are recognized at the point of time when the license is made available for download by the customer. Maintenance revenue related to perpetual license contracts and the maintenance component of the self-hosted subscription offering as well as SaaS revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years. Professional services revenues are substantially recognized as the services are performed.

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

The transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

Deferred Contract Costs

We pay sales commissions primarily to sales and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. We estimate the expected period of benefit based on assumptions related to our technology, customer contracts and other factors. We have determined the expected period of benefit to be approximately five years. Sales commissions for initial contracts, which are commensurate with sales commissions paid for renewal contracts, are capitalized and amortized correspondingly to the recognized revenue of the related initial contracts. Sales commissions for renewal contracts are capitalized and amortized over the related contractual renewal period and aligned with the revenue recognized from these contracts. Amortization expense of these costs is substantially included in sales and marketing expenses.

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

Business combination

We account for our business combinations in accordance with ASC No. 805, “Business Combinations” using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

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

For the years ended December 31, 2021, 2022 and 2023, no impairment losses were identified.

Convertible Senior Notes

For the year ended December 31, 2021, prior to the adoption of ASU 2020-06, we accounted for our convertible senior notes in accordance with ASC No. 470-20, “Debt with Conversion and Other Options.” We allocated the principal amount of the convertible senior notes between its liability and equity component. The liability component at issuance is recognized at fair value, which is based on estimations. The calculation is based on the fair value of a similar instrument of similar credit rating and maturity that does not have a conversion feature. The equity component is based on the excess of the principal amount of the convertible senior notes over the fair value of the liability component and is recorded in additional paid-in capital. We allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on the same proportions as the proceeds from the notes.

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

On January 1, 2022, we adopted ASU 2020-06, “Debt - Debt with Conversion and Other Options (subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (subtopic 815-40)," using the modified retrospective method. As a result, the convertible notes' previously recognized equity component was combined with the liability component, and the convertible notes were accounted for as a single unit of account.

Legal Contingencies

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of our business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and we can reasonably estimate the amount of any such loss. In determining the probability of a loss and consequently determining a reasonable estimate, we are required to use significant judgment. We are currently not a party to any material litigation and are not aware of any pending or threatened material legal or administrative proceedings against us. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. To the extent that the discussion is based on new tax legislation that has not yet been subject to substantive judicial or administrative interpretation, we cannot provide assurance that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which could affect the tax consequences described below.

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects if:

o	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

o	the research and development is for the promotion or development of the company; and

o	the research and development is carried out by or on behalf of the company seeking the deduction.

However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance (defined below). Expenditures not so approved are deductible over a three-year period from the first year that the expenditures were made if the research or development is for the promotion or development of the company.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in the section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise, which is held by an Industrial Company, whose principal activity in a given tax year is industrial production.

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

The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), further amended as of January 1, 2011 (the “2011 Amendment”), and further amended as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduced new benefits for Technological Enterprises that meet certain conditions, alongside the existing tax benefits.

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

The tax benefits under the alternative benefits track include an exemption from corporate tax on undistributed income which was generated from an Approved Enterprise for between two and 10 years from the first year of taxable income, depending on the geographic location of the Approved Enterprise facility within Israel, and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (FIC), which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%.

If a company elects the alternative benefits track and subsequently distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period it will be subject to corporate tax in respect of the amount of the distributed dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits track. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as mentioned above. In addition, dividends paid out to Israeli shareholders of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, 15% or at a lower rate as provided under an applicable tax treaty). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

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

As of December 31, 2023, approximately $14.0 million was derived from tax exempt profits earned under the "Approved Enterprises" and "Beneficiary Enterprise." If the retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of up to $3.4 million would be incurred as of December 31, 2023.

Tax Benefits under the 2011 Amendment

The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a development zone A, in which case the rate was 10%. Such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, and then increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in development zone A was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) could be entitled, under certain conditions and limitations, to further reduced tax rates.

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

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20%, and in the case of non-Israeli shareholders, such lower rate as may be provided in an applicable tax treaty (each subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds alone or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We have obtained a comprehensive tax ruling confirming, among others, that we generally qualify as a PTE since 2017 onwards and this status was acknowledged by the Israeli Tax Authority in corporate tax audit assessment agreements reached in 2021 and in 2022.

Recently Adopted and Issued Accounting Pronouncements
See Note 2(ac) and Note 2(ad) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards adopted and issued.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each member of our senior management as of March 13, 2024:

Name	Age	Position
Senior Management
Ehud (Udi) Mokady (4)	55	Executive Chairman of the Board and Founder
Matthew Cohen	48	Chief Executive Officer and Director
Joshua Siegel	60	Chief Financial Officer
Eduarda Camacho	52	Chief Operating Officer
Donna Rahav	45	Chief Legal Officer
Omer Grossman	44	Chief Information Officer
Peretz Regev	45	Chief Product Officer

Directors
Gadi Tirosh (1)(3)(4)(5)	57	Lead Independent Director
Ron Gutler (1)(2)(4)(5)	66	Director
Kim Perdikou (1)(2)(3)(4)(5)	66	Director
Amnon Shoshani (3)(5)	60	Director
François Auque (2)(5)	67	Director
Avril England (4)(5)	55	Director
Mary Yang (5)	55	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Member of our nominating, environmental, sustainability and governance committee.

(4)	Member of our strategy committee.

(5)	Independent director under the rules of Nasdaq.

Senior Management

Ehud (Udi) Mokady is one of our founders and has served as our chairman of the board since June 2016 and became Executive Chairman of the board in April 2023. He has also served as a member of our board since November 2004. Mr. Mokady previously served as our Chief Executive Officer from 2005 to April 2023, President from 2005 to 2016 and as our Chief Operating Officer from 1999 to 2005. Mr. Mokady has served as a member of the Board of Directors of SQream Technologies Ltd since April 2023 and of Cheq AI Technologies since December 2023. He has served as a member of the Board of Advisors of Brandeis International Business School since September 2019. Mr. Mokady served as a member of the board of directors of Demisto, Inc. commencing in January 2018 until its acquisition by Palo Alto Networks, Inc. in March 2019. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur of The Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

Matthew Cohen has served as our Chief Executive Officer since April 2023. He previously served as our Chief Operating Officer since December 2020 after he served as our Chief Revenue Officer since December 2019. Prior to joining CyberArk, Mr. Cohen held several leadership positions in PTC Inc. (Nasdaq: PTC). His most recent position was Executive Vice President of Field Operations, from February 2018 to November 2019, where he led the GTM strategy and all Sales, Commercial Marketing, Customer Success, Services, and Partner functions. Prior to that he was Executive Vice President, Customer Success and Partners from July 2016 to February 2018, Executive Vice President, Global Services from April 2014 through July 2016, and Divisional Vice President, Global Services from October 2013 to March 2014. Before that, Mr. Cohen held various positions in the company’s Global Services group. Mr. Cohen holds a Bachelor of Arts in Psychology from Harvard University.

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

Peretz Regev has served as our Chief Product Officer since September 2022. Prior to joining CyberArk, Mr. Regev served as Vice President of Global Data Science and Engineering at PayPal Holdings Inc. (Nasdaq: PYPL) from January 2015 to September 2022 and served as the General Manager of PayPal Israel from May 2017 to September 2022. Mr. Regev also held several leadership positions at Hewlett-Packard Company (now HP Inc.) (NYSE: HPQ), from January 2005 to December 2014, guiding the SaaS products and Big Data Analytics teams. Before that, Mr. Regev served in various positions at Mercury Interactive, an Israeli software company that was acquired by Hewlett Packard. Mr. Regev holds a BSc in Computer Sciences from Reichman University in Israel and MBA from the College of Management Academic Studies in Israel.

Omer Grossman has served as our Chief Information Officer since December 2022. Prior to joining CyberArk, Mr. Grossman served as the Head of the Israel Defense Forces’ (IDF) Cyber Defense Operations Center between July 2022 and July 2023, and as Head of the Center for Computing and Information Systems (Mamram), the central Cloud Service Provider of the IDF between June 2018 and June 2020. Mr. Grossman holds a Bachelor of Science degree in physics and electrical engineering from Tel Aviv University and a Master of Science in Government Information Leadership from the National Defense University, College of Information and Cyberspace in Washington D.C.

Eduarda Camacho has served as our Chief Operating Officer since January 2024. Prior to joining CyberArk, Ms. Camacho served as Chief Customer Officer at BMC Software from August 2021 to January 2024 and as Senior Vice President of Customer Success from August 2021 to December 2023. Before that Ms. Camacho served in various leadership positions in PTC Inc. (Nasdaq: PTC), including Executive Vice President and Chief Customer Officer from December 2019 to July 2021, Divisional Vice President, Customer Success from April 2018 to November 2019, Senior Vice President, Customer Success from December 2017 to March 2018, and Senior Vice President, Global Services from July 2016 to November 2017. Ms. Camacho holds a certificate from Harvard Business School Executive Education and attended Communication Science at Universidade Nova de Lisboa.

Directors

Gadi Tirosh has served as a member of our board of directors since June 2011, as chairman of the board between July 2013 and June 2016 and as lead independent director since June 2016. Since 2020, Mr. Tirosh has served as Venture Partner at DisruptiveAI, an Israeli venture capital firm that focuses on innovative artificial intelligence companies. From 2018 to 2020, Mr. Tirosh served as Venture Partner at Jerusalem Venture Partners, an Israeli venture capital firm that focuses, among other things, on cybersecurity companies and operates the JVP Cyber Labs incubator. From 2005 to 2018, he served as Managing Partner at Jerusalem Venture Partners. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd. (Nasdaq: NNDS), later acquired by Cisco Systems, Inc. a provider of end-to-end software solutions to the pay-television industry, including content protection and video security. Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

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

Kim Perdikou has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Ms. Perdikou has served as Chairman of The AtSignCompany, a private startup Internet Protocol company, from December 2019. Ms. Perdikou serves on the Supervisory Board of Alter Domus, a Financial Services Company based in Luxembourg, since January 2021. Ms. Perdikou serves on the board of directors, of Nasuni Corporation, a private hybrid cloud file storage company since December 2022. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. from 2006 to 2010 and from August 2000 to January 2006, respectively. Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University (now the West of Scotland University) in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master of Science in information systems from Pace University in New York, United States.

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

François Auque has served as a member of our board of directors since February 2019. Mr. Auque serves as the deputy chairman of the board of directors and chairman of the Audit and Risk Committee of Rexel SA from May 2019, after being an observer on the board from October 2018. Mr. Auque is a partner at InfraVia Capital Partners, a Private Equity firm based in Paris. Mr. Auque served as the General Partner and Chairman of the Investment Committee of Airbus Ventures, the venture capital arm of Airbus between 2016 and 2018. From 2000 to 2016, Mr. Auque headed the Airbus space division as a member of Airbus Group’s Executive Committee. Between 1991 and 2000, Mr. Auque served as Chief Financial Officer of Aerospatiale (then Aerospatiale-Matra), one of the three founding firms of the European Aeronautic Defense and Space Company (EADS), Europe’s largest aerospace company (currently Airbus). Mr. Auque holds a Master’s in Finance from Ecole des Hautes Etudes Commercials in Paris, France, a Bachelor of Arts in Public Administration from the Paris Institute of Political Studies in Paris, France, and is a graduate in economics from Ecole Nationale d’Administration in Paris, France.

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

Mary Yang has served as a member of our board of directors since November 2023. Ms. Yang serves as a director and audit committee member of Sunnova Energy International Inc. (NYSE:NOVA) since October 2021. Ms. Yang served as Senior Vice President and Chief Strategy Officer of Ciena Corporation (NYSE:CIEN) between 2020 and 2022. Between 2016 and 2020, she served as Vice President, Business and Corporate Development for NIO Inc. (NYSE: NIO). She served as Vice President, Corporate Development and Strategic Alliances for Fortinet Inc. (Nasdaq: FTNT) between 2014 and 2016, and as Global Head of Security Corporate Development for Cisco Systems Inc. (Nasdaq: CSCO) between 2011 and 2014 and as Global Business Development between 2008-2011. Ms. Yang holds a Juris Doctorate from Stanford Law School and several academic degrees from Stanford University, including a Master of Business Administration, a Master of Science in Management Science and Engineering and a Bachelor of Arts in Quantitative Economics.

B.	Compensation

Compensation of Directors and Senior Management

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended December 31, 2023, to our directors and senior management that served at any time during the year ended December 31, 2023 was $31.8 million. This amount includes approximately $0.9 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

During the year ended December 31, 2023, our directors and senior management were granted 184,500 restricted share units, some of which were subject to performance criteria, under our 2014 Share Incentive Plan.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined in the Companies Law and described under “Board Practices— Disclosure of Compensation of Senior Management” below) during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive (1)
Name and Principal Position (2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)

Ehud (Udi) Mokady, Executive Chairman of the Board and Founder	$311,500	$373,322	$271,005	$8,656,640
Matthew Cohen, Chief Executive Officer	445,000	127,702	387,150	6,954,122
Joshua Siegel, Chief Financial Officer	380,933	84,635	261,000	5,261,586
Chen Bitan, Chief Cyber Transformation Officer and General Manager Israel	333,086	-	121,800	2,406,501
Clarence Hinton, Chief Strategy Officer	355,000	71,416	165,300	2,106,166

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our Company, as recorded in our financial statements for the year ended December 31, 2023.

(2)
Other than our Executive Chairman of the Board, all current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2023.

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

(4)	Amounts reported in this column refer to Variable Compensation, such as incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2023.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements, which are included in this annual report.

CEO Equity Plan

In June 2023, the Company’s shareholders approved a multi-year CEO Equity Plan, which included an equity grant to the CEO in respect of 2023 and authorized the compensation committee and Board to approve CEO equity grants between 2024 and 2027 under the terms of such plan.

Accordingly, the CEO was awarded the following equity grants:

		RSUs	Business PSUs	Relative TSR PSUs
2023	Percentage	50%	30%	20%
	Amount	29,100	17,460	11,640
2024	Percentage	50%	30%	20%
	Amount	24,000	14,400	9,600

The performance targets for the 2024 business PSUs are annual recurring revenue and non-GAAP operating income margin, both of which are viewed as key factors in our long-term success.

2023 Executive Chairman Equity Grant

In June 2023, the Company’s shareholders approved an equity grant to the Executive Chairman of the Board in respect of 2023. Accordingly, he was awarded the following equity grants:

	RSUs	Business PSUs	Relative TSR PSUs
Percentage	50%	30%	20%
Amount	21,300	12,780	8,520

Executive Chairman of the Board and CEO PSU performance

In February 2024, the compensation committee certified the Company’s performance of our 2023 business PSUs performance criteria and the applicable number of PSUs earned, demonstrating our track record of paying for performance and linking the executives’ achievement rate of the performance criteria as follows:

Year of Grant	Performance Targets	Performance Criteria Achievement Rate (Weighted Average)	Earning Rate
2023 Business PSUs	• Annual recurring revenue • Operating Margin	181.3%	159%

Business PSUs are earned based on a one-year performance period and are subject to further time-based vesting.

In 2021, the Executive Chairman of the Board and the CEO (in their capacity as CEO and Chief Operating Officer (“COO”), respectively), were awarded relative total shareholder return PSUs (“rTSR PSUs”) that are earned based on our total shareholder return relative to the S&P Software & Services Select Industry index over a three-year period. In February 2024, the compensation committee certified the Company’s performance of the 2021 rTSR PSUs performance criteria, as follows:

Year of Grant	Percentile Rate	Earning Rate
2021	89.74%	200.0%

The compensation committee have further certified the earning of the underlying 2023 and 2021 PSUs, as follows:

		Number of PSUs Granted (on Target)	Number of PSUs Earned
2023 Business PSUs	Executive Chairman	12,780	20,370
	CEO	17,460	27,820
2021 rTSR PSUs	Executive Chairman	12,650	25,300
	CEO	2,540	5,080

The Executive Chairman of the Board and the CEO were also awarded rTSR PSUs in 2022 and 2023 in their previous capacity as the CEO and COO, respectively, that have not been earned to date, as their performance periods have not yet been completed.

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

Directors’ Service Contracts

Other than with respect to Ehud (Udi) Mokady, our Executive Chairman of the Board and Matthew Cohen, our Chief Executive Officer, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our Company, except that directors are permitted to exercise vested options for one year following the termination of their service. Each of our non-executive directors is entitled to a fixed annual fee and predetermined dollar values of initial and recurring annual equity grants of RSUs.

Equity Incentive Plans

2014 Share Incentive Plan
The 2014 Share Incentive Plan (the “2014 SIP”) was adopted by our board of directors and became effective on June 10, 2014. The 2014 SIP was approved by our shareholders on July 10, 2014. The 2014 SIP provides for the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates, under varying tax regimes. The maximum aggregate number of shares that may be issued pursuant to awards under this 2014 SIP is the sum of (a) 422,000 shares plus (b) an increase of 1,220,054 shares as of January 1, 2015 plus (c) on January 1 of each calendar year commencing in 2016, a number of shares equal to the lesser of: (i) an amount determined by our board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 shares. Additionally, any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2023, 2,884,124 ordinary shares underlying share-based awards were outstanding under the 2014 SIP and 1,261,627 ordinary shares were reserved for future grant under the 2014 SIP. On January 1, 2024, the aggregate number of ordinary shares reserved for issuance under the 2014 SIP was increased by 1,480,000 shares. Either our board, or a committee established by our board, administers the 2014 SIP, and the board may, at any time, suspend, terminate, modify, or amend the 2014 SIP retroactively or prospectively.

The board or the committee may grant awards intended to qualify as an incentive stock option, non-qualified stock option, Israeli Income Tax Ordinance Section 102 award, Section 3(9) award, or other designations under other regimes. Other than with respect to incentive stock options, governed by the specific exercise price provisions of the 2014 SIP, the exercise price of any award will be determined by the committee or the board (as applicable). Unless otherwise stated in the applicable award agreement, option awards under the 2014 SIP expire 10 years after their grant date. Upon termination of the employment or service of a grantee, any unvested awards will be forfeited on the termination date. Upon termination by reason of death, disability, or retirement, all of the grantee’s vested awards may be exercised at any time within one year after such death or disability or within three months following retirement. Upon termination for “cause” (as defined in the 2014 SIP), all awards granted to such grantee (whether vested or not) will be forfeited on the termination date. Upon termination for any other reason all vested and exercisable awards at the time of termination may, unless earlier terminated in accordance with their terms, be exercised within up to three months after the termination date (or such different period as the committee will prescribe).

The committee and the board may grant restricted shares under the 2014 SIP. If a grantee’s employment or service to the Company or any affiliate thereof terminates for any reason prior to the vesting of such grantee’s restricted shares, any unvested shares will be forfeited by such grantee. The committee and the board may also grant restricted share units, performance share units, and other awards under the 2014 SIP, including shares, cash, cash and shares, other share units, and share appreciation rights.

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

Awards under the 2014 SIP are not transferable other than by will or by the laws of descent and distribution or to a grantee’s designated beneficiary, unless, in the case of awards other than incentive stock options, otherwise determined by our committee or under the 2014 SIP. Awards may be granted from time to time pursuant to the 2014 SIP, within a period of 10 years from the effective date of the 2014 SIP, which period may be extended by our board.

2011 Share Incentive Plan

The 2011 Share Incentive Plan (the “2011 SIP”), was adopted by our board of directors and became effective on July 14, 2011. The 2011 SIP was approved by our shareholders on December 20, 2011. Any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2023, 650 options to purchase ordinary shares remained outstanding under the 2011 SIP. No new awards may be granted under the 2011 SIP.

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

Awards under the 2011 SIP are not transferable other than by will or by the laws of descent and distribution, unless otherwise determined by the board or under the 2011 SIP, and generally expire 10 years following the grant date. The 2011 SIP will terminate on the tenth anniversary of the effective date, other than with respect to those awards outstanding under the 2011 SIP at the time of termination.

2020 Employee Share Purchase Plan

On January 1, 2021, our ESPP, became effective. The ESPP enables our eligible employees and eligible employees of our designated subsidiaries to elect to have payroll deductions made during the offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The aggregate number of ordinary shares reserved for issuance under the ESPP, as of January 1, was 125,000 shares (the “ESPP Share Pool”). On January 1 of each year between 2022 and 2026 the ESPP Share Pool will be increased by a number of ordinary shares equal to the lowest of (i) 1,000,000 shares, (ii) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of shares determined by our board of directors. As of December 31, 2023, 88,002 ordinary shares were reserved for issuance under the ESPP. On January 1, 2024, the aggregate number of ordinary shares reserved for issuance under the ESPP was increased by 150,000 shares.

The ESPP is administered by our board of directors or by a committee designated by the board of directors. Subject to those rights which are reserved to the board of directors, or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the ESPP. Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant enrollment date. We expect that on the first trading day of each purchase period, each participant will automatically be granted an option to purchase our ordinary shares on the exercise date of such purchase period. The applicable purchase price will be no less than 85% of the lesser of the fair market value of our ordinary shares on the first day or the last day of the purchase period. The maximum number of ordinary shares that may be purchased under the ESPP in any offer period, per participant, is 10,000. Participant payroll deductions will be used to purchase shares on the last day of each purchase period. The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval must be obtained for any amendment to the ESPP that increases the aggregate number of shares, changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

C.	Board Practices

Board of Directors

Under the Companies Law, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them.

We comply with the Nasdaq rule that requires a majority of our directors to be independent as defined under Nasdaq corporate governance rules. Our board of directors has determined that all of our directors, other than our Executive Chairman of the Board and our Chief Executive Officer, are independent under such rules. Under our articles of association, our directors serve for a period of three years pursuant to the staggered board provisions of our articles of association. Under our articles of association, our board of directors must consist of at least four and not more than nine directors. Our board of directors currently consists of nine directors.

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

As of the date hereof, our directors are divided among the three classes as follows:

(i) the Class I directors are Matthew Cohen, Mary Yang and François Auque, and their term expires at the annual general meeting of shareholders to be held in 2024 at the time their successors are elected and qualified;

(ii) the Class II directors are Gadi Tirosh, Amnon Shoshani and Avril England, and their term expires at the annual general meeting of shareholders to be held in 2025 at the time their successors are elected and qualified; and

(iii) the Class III directors are Ehud (Udi) Mokady, Ron Gutler and Kim Perdikou, and their term expires at the annual general meeting of shareholders to be held in 2026 at the time their successors are elected and qualified.

In addition, our articles of association allow our board of directors to appoint directors, create new directorships, or fill vacancies on our board of directors up to the maximum number of directors permitted under our articles of association. In case of an appointment by our board of directors to fill a vacancy on our board of directors due to a director no longer serving, the term of office shall be equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated, and in the case of a new appointment where the number of directors serving is less than the maximum number stated in our articles of association, our board of directors shall determine at the time of appointment the class to which the new director shall be assigned.

Under the Companies Law and our articles of association, nominations for directors may be made by any shareholder(s) holding together at least 1% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been timely and duly given to our Secretary (or, if we have no Secretary, our Chief Executive Officer), as set forth in our articles of association. Any such notice must include certain information regarding the proposing shareholder and the proposed director nominee, the consent of the proposed director nominee(s) to serve as our director(s) if elected, and a declaration signed by the proposed director nominee(s) as required by the Companies Law and that all of the information that is required to be provided to us in connection with such election under the Companies Law and under our articles of association has been provided.

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

The foregoing exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including Nasdaq, and (iii) we comply with Nasdaq listing rules applicable to domestic U.S. companies. If, in the future, we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Under the Securities Law 1968-5728 (the “Securities Law”) and the Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

Lead Independent Director

Mr. Mokady, our founder, who served as our CEO from 2005 until April 2023, has been on the Board since the Company’s inception and has served as chairman of our Board since June 2016. When the roles of CEO and chairman of the Board were combined, our Board appointed a lead independent director. In April 2023, we separated the roles of CEO and chairman of the Board. Mr. Mokady assumed the role of Executive Chairman of the Board, and Matthew Cohen was appointed as CEO and joined the Board. Even though the roles of CEO and chairman of the Board are not currently combined, Mr. Mokady continues to be employed by the Company and, as such, he does not qualify as “independent.” Accordingly, in order to facilitate strong, independent Board leadership and ensure effective independent oversight, the Board believes it is in the Company’s best interest to maintain the Lead Independent Director role.

Our Lead Independent Director is selected by our non-executive board members from among the independent directors of the Board, who has served a minimum of one year as a director. If, at any meeting of the Board the Lead Independent Director is not present, for the purpose and duration of such meeting, the Chairman of the Audit Committee, Chairman of the Compensation Committee, or an independent member of the Board appointed by a majority of the independent members of the Board present will act as the Lead Independent Director, in the order listed above. Mr. Tirosh has been our Lead Independent Director since June 2016.

The authorities and responsibilities of the Lead Independent Director include, but are not limited to, the following:

•
providing leadership to the Board if circumstances arise in which the role of the Executive Chairman of the Board may be, or may be perceived to be, in conflict with the interests of the Company, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of meetings of the Board at which the Executive Chairman of the Board is not present, including executive sessions of the independent members of the Board;

•	serving as a liaison between the CEO and the independent members of the Board;

•	providing feedback on Board meeting agendas, information and ongoing training provided to the Board, and requiring changes to the same;

•	approving meeting schedules to ensure there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board;

•	being available for consultation and direct communication with shareholders, as appropriate;

•	recommending that the Board retain consultants or advisers that report directly to the Board;

•	conferring with the Executive Chairman of the Board or CEO on important Board matters and key issues and tasks facing the Company, and ensuring the Board focuses on the same;

•	presiding over the Board’s annual self-assessment process and the independent directors’ evaluation of the effectiveness of the Executive Chairman of the Board, CEO, and management; and

•	performing such other duties as the Board may, from time to time, delegate to assist the Board in the fulfillment of its duties.

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq corporate governance rules. Our board of directors has determined that each of Ron Gutler, Kim Perdikou, and François Auque is an audit committee financial expert, as defined by SEC rules, and each has the requisite financial experience as defined by Nasdaq corporate governance rules.

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

o
overseeing our accounting and financial reporting process and the audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

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

o	determining whether to approve certain related party transactions (see “Item 6.C. Board Practices —Approval of Related Party Transactions under Israeli Law”);

o	recommending to the board of directors the retention and termination of our Head of Internal Audit, and determining the Head of Internal Audit’s remuneration, in accordance with the Companies Law;

o	approving the working plan proposed by the Head of Internal Audit and reviewing and discussing the work of the internal auditor on a quarterly basis;

o	reviewing our cybersecurity risks and controls with senior management, keeping our board informed of key issues related to cybersecurity;

o	establishing procedures for the handling of employees’ complaints as to the deficiencies in the management of our business and the protection to be provided to such employees;

o	conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate; and

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

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, based on detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

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

o
reviewing, evaluating, and making recommendations regarding the terms of office, compensation, and benefits for our office holders, including the non-employee directors, taking into account our compensation policy;

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

Nominating, Environmental, Sustainability and Governance Committee

Our nominating, environmental, sustainability and governance committee consists of three independent directors, Gadi Tirosh (Chairperson), Kim Perdikou, and Amnon Shoshani.

Nominating Environmental, Sustainability and Governance Committee Role

Our board of directors has a nominating, environmental, sustainability and governance committee charter that sets forth the responsibilities of the nominating, environmental, sustainability and governance committee, which include:

o	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors and as members of the committees of the board of directors;

o	establishing procedures for, and administering the performance of the members of our board and its committees;

o	evaluating and making recommendations to our board of directors regarding the termination of membership of directors;

o	reviewing, evaluating, and making recommendations regarding management succession and development;

o
reviewing and making recommendations to our board of directors regarding board member qualifications, composition and structure and the nature and duties of the committees and qualifications of committee members;

o
establishing and maintaining effective corporate governance principles and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our Company; and

o
providing oversight of the Company’s efforts with regard to ESG matters, disclosure and strategy, as well as coordinating, as necessary, with other committees of the board of directors and the Company’s ESG committee and steering committee, which are comprised of key Company employees and management.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Dror Bar Moshe served as our internal auditor, as Head of Internal Audit for the year ended December 31, 2023.

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly, and, in any event, no later than the first meeting of the board of directors in which the transaction is considered.

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

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter, unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval, in which case, such person may do so but may not vote on the matter. If a majority of the members of the audit committee or the board of directors (as applicable) have a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof. However, in the event that a majority of the members of the board have a personal interest in a transaction, shareholder approval is also required for such a transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

We currently do not have a controlling shareholder. If, in the future, we would have a controlling shareholder, disclosure requirements regarding personal interests will apply and shareholder approval (meeting a special majority requirement) will be required with respect to transactions specified in the Companies Law involving the controlling shareholder, parties having certain relationships with the controlling shareholder and certain other specific transactions. In such cases, the votes of a controlling shareholder and certain parties associated with it would be excluded for purposes of special majority voting requirements. Additionally, the Companies Law provides a different, broader definition of a controlling shareholder with respect to the provisions pertaining to the approval of related party transactions.

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

Under the Companies Law, a company may not indemnify, exculpate, or insure an office holder against any of the following:

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

Under the Companies Law, exculpation, indemnification, and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify, and insure our office holders to the fullest extent permitted or to be permitted by our articles of association and applicable law (including without limitation), the Companies Law, the Securities Law, and the Israeli Restrictive Trade Practices Law, 5758-1988. We have obtained director and officer liability insurance for the benefit of our office holders and intend to continue to maintain such insurance as deemed adequate and to the extent permitted by the Companies Law.

D.	Employees

As of December 31, 2023, we had 3,018 employees and subcontractors with 932 located in Israel, 1,004 in the United States, 333 in India, 162 in the United Kingdom and 587 across 40 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Department	2021	2022	2023
Sales and marketing	941	1,157	1,321
Research and development	643	901	922
Services and support	381	493	533
General and administrative	175	217	242

Total	2,140	2,768	3,018

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

Extension orders issued by the Israeli Ministry of Economy and Industry apply to our employees in Israel and affect matters such as, living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

Environmental, Social & Governance
We view ESG principles as being part of our broader strategy and values and believe that transparently disclosing our initiatives related to our ESG program will allow our stakeholders to be informed about our progress.

Our approach to ESG is guided by an internal ESG Committee, which is led by the Senior Vice President, Finance and Investor Relations, and comprises members of key business areas including Legal and Compliance, Human Resources, Investor Relations, Information Technology and Product Management. The ESG Committee reports to an Executive Steering Committee that includes the CEO. Ultimately, the ESG Committee is overseen by the Board’s Nominating, Environmental, Sustainability and Governance Committee and the full Board. We believe this structure increases the Board’s effectiveness as it oversees our progress, including the establishment of key metrics and targets.

We continued executing our ESG program in 2023, which included conducting an ESG impacts assessment. The assessment incorporated various stakeholder perspectives to better understand how ESG factors could impact our business. Our ESG highlights, as of the fiscal year ended December 31, 2023, include the following:

Governance, Ethics, and Compliance.

We are committed to promoting integrity, honesty, and professionalism and to maintaining the highest standards of ethical conduct in all our activities. Our Code of Conduct, updated in 2022, aligns with our values and aims to address the compliance risks most relevant to our business. All CyberArk employees and executive officers must certify their compliance with the Code and other company policies annually. Our Governance, Ethics, and Compliance strategy is overseen by our Chief Legal Officer and supported by our VP of Compliance & Ethics. We periodically review our compliance program to ensure that risk mitigation efforts meet relevant regulatory requirements. Our progress is regularly reviewed by our Chief Financial Officer and our CEO. The Audit Committee of the Board of Directors has primary oversight of our Ethics and Compliance program. See “Item 16B. Code of Ethics” for additional details.

Environment and Climate. We recognize the importance of environmental stewardship. We have taken and continue to take steps to better understand our carbon footprint and this process will provide the starting point from which we can explore opportunities to identify the best ways to reduce our environmental impact.

Human Capital Management
Our People strategy (also Human Capital Management) is built on four pillars: Attract, Belong, Communicate and Develop – the ABCDs. The ABCD strategy supports the wellbeing, retention, and career development of our people, since our culture continues to be a key ingredient in our success.

We believe that the combined experience across the ABCD pillars, combined with the right tone at the top, enables our employees and our culture to thrive. We are committed to hiring talented, smart, bold but humble employees who love a challenge. Our Chief Human Resource Officer, who reports directly to our Chief Executive Officer, oversees our broad and comprehensive initiatives to promote a strong culture, including employee recognition programs, matching charitable donations, a wide range of community volunteering opportunities, team building events, regular executive round table discussions and employee engagement surveys. Given its importance to our overall strategic execution, our human capital management and diversity, equity, and inclusion (DEI) program is overseen by the Compensation Committee of the Board. Our Chief Executive Officer and our Chief Human Resource Officer regularly report to the Board and the Compensation Committee on human capital and DEI matters.

Our Culture
Our culture is an important contributing factor to our success and a key differentiator in our strategy. We value diversity and inclusion, which allow for the exchange of ideas, create a strong community, and helps our employees to feel valued and respected.

CONTINUOUS IMPROVEMENT
WE
DRIVEN TO WIN
CUSTOMER FIRST
WHAT'S BEST FOR CYBERARK
TRUSTED EXPERT
SMART, BOLD BUT HUMBLE
INNOVATORS

Attract: Recruitment & Wellbeing
As a growing business, we focus on attracting employees who embrace and demonstrate a commitment to our Core Values.

In the United States, Israel, India and Singapore, and across the Company, we welcomed approximately 60 college students to our 2023 internship program. They gained invaluable first-hand work experience, while contributing to a variety of teams, including R&D, Customer Support, Marketing, Sales, IT, HR and Finance.

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

We provide our employees and their families with robust healthcare benefits and a variety of health and wellness programs. From our benefits and workspaces to our employee engagement and focus on values, we are cultivating an environment that fosters communication, collaboration, and community. We invest in our employees through various training and wellness programs focused on physical, emotional, and financial wellbeing, including lectures and webinars, meditation sessions, physical fitness classes and challenges, corporate and regional employee newsletters, and a variety of team-building and volunteer activities.

Belong:  Diversity, Equity & Inclusion
Diversity, Equity, and Inclusion (DEI) is critical to the successful execution of our strategy. Cultivating a diverse, equitable and inclusive culture drives innovation, strengthens decision-making processes, and creates a strong community that enables employees to be their authentic selves.

We have also taken important strides in cultivating a more diverse, equitable and inclusive culture by launching and supporting three Employee Resource Groups (ERGs) – one for women, one for the LGBTQIA2S+ and ally community, and one for empowering employees across different elements of diversity, race and abilities, and we saw increased employee participation in our ERG programming in 2023.

Communicate:  Employee Engagement, Recognition & Satisfaction
Two-way communication helps drive alignment and higher levels of employee engagement and satisfaction. We regularly engage with our employees through programs such as our quarterly all-hands meetings and roundtable sessions to increase communication and transparency between senior leaders and all employees. Providing bi-annual feedback dialogues between each employee and their manager is another avenue for career planning and assessment to outline achievements, challenges, and growth opportunities.

Using a third-party platform, we regularly conduct comprehensive employee engagement surveys throughout all regions and departments. In our latest survey we had a participation rate of 81%, up from 74% in 2021, and our engagement score was well above the industry benchmark, indicating that 84% of our employees were pleased with their overall experience and would recommend CyberArk to a peer. We utilize this feedback to enhance and improve the overall employee experience, our culture, and our strategy. Based on the survey, we executed programs including a series of small roundtable discussions to enhance cross-company communication, a leadership conference to increase customer centricity and more flexible work arrangements and training that promote better work-life balance.

Develop:  Learning and Career Development
We encourage all employees to shape their own learning journey and take advantage of the broad variety of learning and development opportunities that we offer. Learning and development help our colleagues enhance their skills and competencies to become more impactful in their current role as well as in future roles. In addition, we deliver learning solutions using various methodologies, including classroom-based sessions, hackathons, virtual webinars, coaching, and experiential learning to meet the needs of our employees. Some of these learning offerings include an onboarding program for new employees, management training for managers, and learning opportunities aligned with our strategic direction. Likewise, we provide all employees with access to multiple platforms for various self-paced, on-demand learning opportunities.

E.          Share Ownership

For information regarding the share ownership of our directors and senior management, please also refer to “Item 6.B. Compensation.”

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Senior Management and Directors
Ehud (Udi) Mokady (1)	*	*
Matthew Cohen	*	*
Joshua Siegel	*	*
Eduarda Camacho	*	*
Donna Rahav	*	*
Peretz Regev	*	*
Omer Grossman	*	*
Gadi Tirosh	*	*
Ron Gutler	*	*
Kim Perdikou	*	*
Amnon Shoshani	*	*
François Auque	*	*
Avril England	*	*
Mary Yang	*	*
All senior management and directors as a group (14 persons)	417,826	1%

*Less than 1%

(1)	Mr. Mokady’s shares include 12,600 shares held in trust for family members over which Mr. Mokady is the beneficial owner.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2024 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and senior management individually; and

•	all of our senior management and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to equity-based awards that are currently exercisable or exercisable within 60 days of January 31, 2024, to be outstanding and to be beneficially owned by the person holding the equity-based awards for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 42,312,227 ordinary shares outstanding as of January 31, 2024.

As of January 31, 2024, we had six holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 42,308,464 of our outstanding ordinary shares, or 99.9% of our outstanding ordinary shares as of January 31, 2024. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. See “Item 10.B. Memorandum and Articles of Association.” None of our principal shareholders, if any, or our directors and senior management have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is CyberArk Software Ltd., 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 31, 2023 is included under “Item 7.B. Related Party Transactions.”

Significant Changes

No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this annual report.

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

The following is a description of material transactions, or series of related material transactions, since January 1, 2023, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Equity Awards. Since our inception we have granted options to purchase, and restricted share units underlying our ordinary shares to our officers and certain of our directors. Such award agreements contain acceleration provisions upon certain merger, acquisition, death, or change of control transactions. We describe our equity incentive plans under “Item 6.B. Compensation—Equity Incentive Plans” and the equity-based compensation received by certain of our senior managers in “Item 6.B. Compensation—Compensation of Directors and Senior Management.” If the relationship between us and a senior manager, or a director, is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for 90 days after such termination in the case of our executive officers, or one year in the case of our directors.

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify, and insure certain of our office holders to the fullest extent permitted by Israeli law. We have entered into agreements with certain of our office holders, including our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions. See “Item 6.C. Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers.”

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.              FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended as part of this annual report our consolidated financial statements starting at page F-1.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. We are currently not a party to any material litigation, and we are not aware of any pending or threatened material legal or administrative proceedings against us. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

B.          Significant Changes

No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this annual report.

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

Capital Gains

Capital gains tax is generally imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty in force between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index (CPI) between the date of purchase and the date of disposal.

The Real Capital Gain accrued by individuals on the sale of our ordinary shares (that were purchased after January 1, 2012, whether listed on a stock exchange or not) will be taxed at the rate of 25%. However, if such shareholder is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

The Real Capital Gain derived by corporations will generally be subject to the ordinary corporate tax (23% in 2018 and thereafter).

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income are taxed in Israel at their marginal tax rates applicable to business income (up to 47% in 2023). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of our ordinary shares.

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

Additionally, a sale of shares by a non-Israeli resident (either an individual or a corporation) may be exempt from Israeli capital gains tax under the eligibility to enjoy the provisions of an applicable tax treaty benefits which should generally supersede Israeli domestic legislation. For example, under the Convention between the United States and the Government of the State of Israel with respect to Taxes on Income (the “United States-Israel Tax Treaty”), the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the United States-Israel Tax Treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to royalties; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) and deemed a dealer or otherwise is deemed to have business income from such sale, exchange or disposition of the shares attributed to a permanent establishment in Israel. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to tax credits against U.S. state or local taxes.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless an applicable relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “Significant Shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Such dividends paid to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Significant Shareholder or not), unless a reduced tax rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or generally 20% if the dividend is distributed from income attributed to a Preferred Enterprise (including Preferred Technological Enterprise based on which the Company is taxed as from 2017 onwards), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, the maximum rate of withholding tax on dividends, not generated from an Approved Enterprise or Benefited Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was attributed to a permanent establishment that the U.S. resident maintains in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

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

Payers of dividends on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of foreign residence of the shareholder, to withhold tax upon the distribution of dividends at the rate of 25%, so long as the shares are registered with a nominee company.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 698,280 for 2023) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gains.

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

Moreover, this description does not address the United States federal estate, gift or any alternative minimum tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

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

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be, at your election, either deducted from your taxable income or credited against your United States federal income tax liability. Dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income and “passive category income” for purposes of the foreign tax credit, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends (generally attributable to earnings and profits from sources within the United States) paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. A United States-owned foreign corporation is any foreign corporation if 50% or more of the total value or total voting power of its stock is owned, directly, indirectly or by attribution, by United States persons. We believe that we may be treated as a United States-owned foreign corporation. As a result, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to United States source earnings and profits may be treated as United States source, and, as such, a U.S. Holder may not offset any Israeli withholding taxes withheld as a credit against United States federal income tax imposed on that portion of dividends. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are very complex, and U.S. Holders should consult their tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. As a result, in the event any Israeli tax is imposed upon gains in respect of our ordinary shares, the use of U.S. foreign tax credits relating to such tax may be limited. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are very complex, and U.S. Holders should consult their tax advisors regarding the tax consequences if Israeli taxes are imposed on a taxable disposition of our ordinary shares and their ability to credit any Israeli tax against their U.S. federal income tax liability.

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

Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2023. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from reporting under short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC reports on Form 6-K containing unaudited quarterly financial information.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2023, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily Euros and British pounds. In 2023, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily Euros and British pounds. Our foreign currency-denominated expenses consist primarily of personnel, facilities, consulting and travel costs. Since the portion of our expenses generated in NIS and British pounds is greater than our revenues in NIS and British pounds, respectively, any appreciation of the NIS or the British pounds relative to the U.S. dollar could adversely impact our operating loss. In addition, if the portion of our revenues generated in Euros is greater than our expenses incurred in Euros, any depreciation of the Euro relative to the U.S. dollar would create incremental exposure to our reported revenue and operating profit.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)

2023	9.7
2022	4.0
2021	(6.2)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $17.7 million in 2023. We estimate that a 10% strengthening or weakening in the value of the Euro against the U.S. dollar would not have changed our operating loss in 2023. We estimate that a 10% strengthening or weakening in the value of the British pounds against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $2.0 million in 2023. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll of our Israeli employees in NIS for a period of one to 12 months with forward contracts and other derivative instruments. In addition, from time to time we enter into foreign exchange forward transactions or hold corresponding foreign currency-based time deposits, as relevant, to economically hedge certain net asset or liability balances in Israeli Shekel, Euros, British pounds and Canadian dollars. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

The primary objectives of our investment activities are to preserve principal, support liquidity requirements, and maximize income without significantly increasing risk. Our investments are subject to market risk due to changes in interest rates, which may affect our interest income and fair market value of our investments.

To minimize this risk, we maintain our portfolio of cash, cash equivalents and short- and long-term investments in a variety of securities, including money market funds, U.S. government and agency securities, and corporate debt securities. We do not believe that a 10% increase or decrease in interest rates would have a material impact on our operating results or cash flows.

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

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.            CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2023, have concluded that, based on such evaluation, as of such date, our disclosure controls and procedures were effective such that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2023. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

ITEM 16B.          CODE OF ETHICS

We have adopted a corporate Code of Conduct applicable to our executive officers, directors and all other employees. This Code of Conduct is made available to every employee of CyberArk Software Ltd. and all of its subsidiaries and is also available to investors and members of the public on our website at http://investors.cyberark.com or by contacting our investor relations department. The Code of Conduct includes, in compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our Code of Ethics, which is applicable to our chief executive officer, our chief financial officer and all other senior financial officers. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the Code of Conduct (including the Code of Ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2023.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2022 and 2023:

	2022	2023
	($ in thousands)
Audit Fees	$872	$1,010
Audit-Related Fees	33	-
Tax Fees	749	262
All Other Fees	57	45

Total	$1,711	$1,317

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2022 and 2023 were approved in accordance with our policy.

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

Adoption or Amendment of Equity-Based Compensation Plans. We have elected to follow Israeli corporate governance practice instead of the Nasdaq Listing Rule 5635(c), which requires listed issuers to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and arrangements.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.           DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K.          CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program is centered on management of risks related to our network, product and cloud security, including security measures and controls to identify, protect, detect, respond to, and recover from cybersecurity risks. We use the NIST Cybersecurity Framework (NIST CSF) as a guide. This does not imply that we meet any particular technical standards, specifications, or requirements of NIST CSF, only that we use the NIST CSF as a framework to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall risk management process and shares common methodologies, reporting channels and governance processes that apply across the risk management process to other legal, compliance, strategic, operational, and financial risk areas.

Key aspects of our cybersecurity risk management program include:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems and information;

•	security teams principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

•	cybersecurity and data privacy training and awareness for employees, contractors, incident response personnel, and senior management;

•
a cybersecurity incident response plan and policy that includes procedures for responding to cybersecurity incidents and defines how security incidents are identified, classified, reported, remediated and mitigated; and

•	a risk management process for key third-party providers based on our assessment of their respective risk profiles and function.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Item 3.D. Risk Factors— If our IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected,” “—We increasingly rely on third-party providers of cloud infrastructure services to deliver our SaaS solutions to customers, and any disruption of or interference with our use of these services, including any specifications limitations, could adversely affect our business" and “—Real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, may result in significant reputational, financial, and legal adverse impact.”

Cybersecurity Governance

Our Board considers cybersecurity risk as a critical part of its risk oversight function and has delegated to our audit committee oversight of cybersecurity and other information technology risks. Our audit committee oversees management’s implementation of our cybersecurity risk management program, including product and information security.

Our audit committee receives periodic updates of our cybersecurity risks and controls from our management members, along with our CISO and Global Vice President of R&D, as relevant. In addition, the CISO along with other relevant managers, update the audit committee, as necessary, regarding cybersecurity incidents they consider significant. Our audit committee also monitors our annual mitigation plan, which includes the results of our annual cybersecurity risk assessment on our information technology. Our audit committee reports to the full Board regarding its activities, including our cyber risk management program.

In addition, we have two steering committees, each assigned with overseeing and managing different aspects of cybersecurity risks. The Information Security Steering Committee (ISSC) and a Service and Product Security Steering Committee (SPSSC). The ISSC is comprised of our CEO, Chief Information Officer (CIO), Chief Product Officer (CPO), Chief Legal Officer, and CISO as well as leaders from our Information Security, R&D and Security Services teams and typically meets monthly to discuss key security matters, mitigation plans and progress. The SPSSC includes our CPO, Global Vice President of R&D, Senior Vice President of Product Management, CISO, Director of Legal for Product and Technology and other service and product security leaders in our Product Management and R&D departments.

On the management team, our CIO has overall responsibility for assessing and managing our material risks from cybersecurity threats, and the CIO is assisted in this regard by the CISO and the information and product security teams. As applicable, the teams will also involve our CPO for assessing and managing the relevant risks. Our CIO has extensive experience in cyber risk management. Prior to joining CyberArk, our CIO served as Head of the Cyber Defense Operations Center of the IDF and Head of the Center for Computing and Information Systems of the IDF. He holds a Bachelor of Science degree in physics and electrical engineering from Tel Aviv University and a Master of Science in Government Information Leadership from the National Defense University, College of Information and Cyberspace in Washington, D.C.

Our CIO takes steps to stay informed about and monitor the identification, prevention, detection, protection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings with the CISO and internal cybersecurity team members and external consultants, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports that are generated by security tools deployed in the information systems’ environments.

PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

 See pages F-2 through F-49 of this annual report.

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

2.6
Supplemental Indenture, dated as of March 6, 2024, between CyberArk Software Ltd. and U.S. Bank Trust Company National Association, as trustee, to the Indenture, dated as of November 18, 2019, for the 0% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 6, 2024)

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.2
Office Lease Agreement, dated October 28, 2013, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.3
First Amendment of Lease, dated October 23, 2014, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-202329))

4.4
Letter Agreement, dated June 28, 2018 between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018)

4.5
Summary of Office Lease Agreement, dated February 26, 2015, between the Registrant and Azorei Mallal Industries Ltd., as amended from time to time (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021) ∞

4.6
Second Amendment of Lease, dated February 27, 2018 between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017)

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

4.18	Third Amendment of Lease, dated September 8, 2023, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC

8.1	List of subsidiaries of the Registrant (filed herewith)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications) (filed herewith)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications) (filed herewith)

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith

15.1	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)

97.1	Policy for Recovery of Erroneously Awarded Compensation

101.INS	iXBRL Document

101.SCH	iXBRL Taxonomy Extension Schema Document

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	iXBRL Taxonomy Definition Linkbase Document

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline iXBRL document)

∞          English summary of original Hebrew document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CyberArk Software Ltd.

Date: March 13, 2024	By:	/s/ Matthew Cohen
Matthew Cohen
Chief Executive Officer

CYBERARK SOFTWARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CyberArk Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CyberArk Software Ltd. (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 13, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating critical audit matter below, providing a separate opinion on critical audit matter or on the accounts or disclosures to which it relates.

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

Auditing the Company's recognition of revenue involved a high degree of auditor judgment due to the effort to evaluate 1) the identification and determination of whether products and services, such as software licenses and related services, are considered distinct performance obligations and the timing of revenue recognition and 2) the determination of stand-alone selling prices for each distinct performance obligation.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification and determination of distinct performance obligations and the timing of revenue recognition, and the determination of stand-alone selling prices for each distinct performance obligation.

Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management's application of significant accounting policies on the contracts. We tested management's identification of significant terms for completeness, including the identification and determination of distinct performance obligations and the timing of revenue recognition. We also evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services and tested the mathematical accuracy of management's calculations of revenue. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company`s auditor since 2000.
Tel-Aviv, Israel
March 13, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CyberArk Software Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited CyberArk Software Ltd.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CyberArk Software Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2023, the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 13, 2024 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 13, 2024

CYBERARK SOFTWARE LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2022	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$347,338	$355,933
Short-term bank deposits	305,843	354,472
Marketable securities	301,101	283,016
Trade receivables (net of allowance for credit losses of $0 and $6 at December 31, 2022 and 2023, respectively)	120,817	186,472
Prepaid expenses and other current assets	22,482	31,550

Total current assets	1,097,581	1,211,443

LONG-TERM ASSETS:
Marketable securities	227,748	324,548
Property and equipment, net	23,474	16,494
Intangible assets, net	27,508	20,202
Goodwill	153,241	153,241
Other long-term assets	217,040	214,816
Deferred tax assets	72,809	81,464

Total long-term assets	721,820	810,765

TOTAL ASSETS	$1,819,401	$2,022,208

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2022	2023

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$13,642	$10,971
Employees and payroll accruals	77,328	95,538
Accrued expenses and other current liabilities	33,584	36,562
Convertible senior notes, net	-	572,340
Deferred revenues	327,918	409,219

Total current liabilities	452,472	1,124,630

LONG-TERM LIABILITIES:
Convertible senior notes, net	569,344	-
Deferred revenues	80,524	71,413
Other long-term liabilities	38,917	33,839

Total long-term liabilities	688,785	105,252

TOTAL LIABILITIES	1,141,257	1,229,882

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2022 and 2023; Issued and outstanding: 41,028,571 shares and 42,255,336 shares at December 31, 2022 and 2023, respectively	107	111
Additional paid-in capital	660,289	827,260
Accumulated other comprehensive loss	(15,560)	(1,849)
Retained earnings (accumulated deficit)	33,308	(33,196)

Total shareholders' equity	678,144	792,326

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,819,401	$2,022,208

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2021	2022	2023
Revenues:
Subscription	$134,628	$280,649	$472,023
Perpetual license	115,738	49,964	21,037
Maintenance and professional services	252,551	261,097	258,828

	502,917	591,710	751,888

Cost of revenues:
Subscription	25,837	46,249	74,623
Perpetual license	3,904	2,893	1,873
Maintenance and professional services	63,566	76,904	79,635

	93,307	126,046	156,131

Gross profit	409,610	465,664	595,757

Operating expenses:

Research and development	142,121	190,321	211,445
Sales and marketing	274,401	345,273	405,983
General and administrative	71,425	82,520	94,801

Total operating expenses	487,947	618,114	712,229

Operating loss	(78,337)	(152,450)	(116,472)
Financial income (expense), net	(12,992)	15,432	53,214

Loss before taxes on income	(91,329)	(137,018)	(63,258)
Tax benefit (taxes on income)	7,383	6,650	(3,246)

Net loss	$(83,946)	$(130,368)	$(66,504)

Basic net loss per ordinary share	$(2.12)	$(3.21)	$(1.60)
Diluted net loss per ordinary share	$(2.12)	$(3.21)	$(1.60)

Other comprehensive income (loss)

Change in net unrealized gains (losses) on marketable securities:
Net unrealized gains (losses) arising during the year	(3,405)	(11,733)	7,903

	(3,405)	(11,733)	7,903
Change in unrealized net gain (loss) on cash flow hedges:
Net unrealized gains (losses) arising during the year	1,702	(11,418)	(2,898)
Net gains (losses) reclassified into net loss	(2,075)	7,194	8,706

	(373)	(4,224)	5,808

Other comprehensive income (loss), net of taxes of $(516), $(2,176) and $1,870 for 2021, 2022 and 2023, respectively	(3,778)	(15,957)	13,711

Total comprehensive loss	$(87,724)	$(146,325)	$(52,793)

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.
STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data and unless otherwise indicated)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2021	39,034,759	$101	$481,992	$4,175	$221,020	$707,288

Exercise of options and vested RSUs granted to employees	1,007,111	3	10,940	-	-	10,943
Other comprehensive loss, net of tax	-	-	-	(3,778)	-	(3,778)
Share-based compensation	-	-	96,005	-	-	96,005
Net loss	-	-	-	-	(83,946)	(83,946)

Balance as of December 31, 2021	40,041,870	$104	$588,937	$397	$137,074	$726,512
Exercise of options and vested RSUs granted to employees	868,599	3	1,838	-	-	1,841
Other comprehensive loss, net of tax	-	-	-	(15,957)	-	(15,957)
Share-based compensation	-	-	121,579	-	-	121,579
Issuance of ordinary shares under employee stock purchase plan	118,102	*	13,867	-	-	13,867
Adjustments from adoption of ASU 2020-06	-	-	(65,932)	-	26,602	(39,330)
Net loss	-	-	-	-	(130,368)	(130,368)

Balance as of December 31, 2022	41,028,571	$107	$660,289	$(15,560)	$33,308	$678,144
Exercise of options and vested RSUs granted to employees	1,107,869	3	11,062	-	-	11,065
Other comprehensive income, net of tax	-	-	-	13,711	-	13,711
Share-based compensation	-	-	140,404	-	-	140,404
Issuance of ordinary shares under employee stock purchase plan	118,896	1	15,505	-	-	15,506
Net loss	-	-	-	-	(66,504)	(66,504)
Balance as of December 31, 2023	42,255,336	$111	$827,260	$(1,849)	$(33,196)	$792,326

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2021	2022	2023
Cash flows from operating activities:
Net loss	$(83,946)	$(130,368)	$(66,504)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	14,228	16,203	19,250
Share-based compensation	95,436	120,821	140,101
Amortization of premium and accretion of discount on marketable securities, net	7,532	3,894	(4,570)
Deferred income taxes, net	(11,972)	(15,630)	(7,879)
Amortization of debt discount and issuance costs	17,792	2,980	2,996
Increase in trade receivables	(20,083)	(7,606)	(65,655)
Increase in prepaid expenses, other current and long-term assets and others	(44,423)	(37,141)	(45,016)
Changes in operating lease right-of-use assets	6,204	4,558	6,566
Increase (decrease) in trade payables	1,499	4,053	(2,669)
Increase in short-term and long-term deferred revenue	74,767	91,167	72,190
Increase in employees and payroll accruals	23,821	714	6,981
Increase (decrease) in accrued expenses and other current and long-term liabilities	(101)	4,801	7,507
Changes in operating lease liabilities	(6,014)	(8,738)	(7,094)

Net cash provided by operating activities	74,740	49,708	56,204

Cash flows from investing activities:
Investment in short-term and long-term deposits	(369,088)	(496,894)	(337,835)
Proceeds from short-term and long-term deposits	264,019	532,563	319,542
Investment in marketable securities and other	(357,210)	(375,731)	(406,633)
Proceeds from sales and maturities of marketable securities and other	243,013	325,472	344,046
Purchase of property and equipment	(8,928)	(12,517)	(4,948)
Business acquisitions, net of cash acquired (Schedule A)	-	(41,285)	-

Net cash used in investing activities	(228,194)	(68,392)	(85,828)

Cash flows from financing activities:
Proceeds from (payments of) withholding tax related to employee stock plans	(789)	(184)	11,188
Proceeds from exercise of stock options	11,738	1,968	11,065
Proceeds in connection with employee stock purchase plan	-	15,143	15,831
Payments of contingent consideration related to acquisitions (Schedule A)	-	(4,702)	-

Net cash provided by financing activities	10,949	12,225	38,084

Increase (decrease) in cash, cash equivalents and restricted cash	(142,505)	(6,459)	8,460
Effect of exchange rate differences on cash, cash equivalents and restricted cash	(689)	(3,053)	135

Cash, cash equivalents and restricted cash at the beginning of the year	500,044	356,850	347,338

Cash and cash equivalents at the end of the year	$356,850	$347,338	$355,933

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2021	2022	2023

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$-	$28,256	$896
Non-cash purchase of property and equipment	$2,165	$1,769	$1,022
Exercise of stock options	$127	$-	$-

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes, net	$8,404	$9,302	$11,435

Schedule A - Payments for businesses acquired (See notes 1b and 1c.)

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

a.
CyberArk Software Ltd. (together with its subsidiaries, the "Company") is an Israeli company that develops, markets and sells software-based Identity security solutions and services. The Company's solutions and services secure access for any identity - human or machine - to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. The Company's software extends its leadership in Privileged Access Management, or PAM, to offer a comprehensive set of Identity Security capabilities.

b.
In March 2022, the Company acquired all of the share capital of AAPI1, Inc., a Delaware corporation ("Aapi") for total gross consideration of $17,689. CyberArk acquired Aapi to bolster Identity Lifecycle Management capabilities and broaden Identity Automation and Orchestration capabilities across its Identity Security Platform. Aapi specializes in the field of automation of identity. With identity automation, embedded App functions, and micro access control, Aapi develops an identity, communications and incident response platform. The Company expensed the related acquisition costs of $252 in General and Administrative. The Company accounted for the acquisition as business combination in accordance with ASC No. 805, "Business Combinations". Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Aapi`s technology into the Company`s portfolio. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

c.
In July 2022, the Company acquired all of the share capital of C3M, LLC ("C3M") for total gross consideration of $28,298. CyberArk acquired C3M to strengthen the Company platform by offering cloud privilege security offerings and further expand the Company capabilities. C3M specializes in multi-cloud security and compliance solutions. The Company expensed the related acquisition costs of $1,992. The Company accounted for the acquisition as business combination in accordance with ASC No. 805, "Business Combinations". Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating C3M`s technology into the Company`s portfolio. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

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

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, at the date of purchase.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of greater than three months and remaining maturities of less than one year. As of December 31, 2022 and 2023, the Company's bank deposits are denominated in U.S. dollars (“USD”) and New Israeli Shekels ("NIS"). The USD deposits bear yearly interest at weighted average rates of 5.3% and 6.4%, respectively. The NIS deposits bear yearly interest at weighted average rates of 2.8% and 4.7%, respectively. Short-term bank deposits are presented at their cost, including accrued interest.

f.	Investments in marketable securities:

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

The Company periodically evaluates its available-for-sale debt securities for impairment in accordance with ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in the Consolidated Statements of Comprehensive Loss. If neither of these criteria are met, the Company assess' whether credit loss exists. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss may exist, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded, limited by the amount that the fair value is less than the amortized cost basis. Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive income.

During the years ended December 31, 2021, 2022 and 2023, credit losses were immaterial.

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

The long-lived assets of the Company, including finite-lived intangible assets, are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2021, 2022 and 2023, no impairment losses have been recognized.

i.	Business combinations:

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

For the years ended December 31, 2021, 2022 and 2023, no impairment losses were identified.

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

Amortization is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Technology	20
Customer relationships	8
Other	33

k.	Derivative instruments:

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

To hedge against the risk of changes in cash flows mainly resulting from foreign currency salary payments during the year, the Company instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS. These forward and option contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective, as their critical terms match underlying transactions being hedged.

As of December 31, 2022 and 2023, the amount recorded in accumulated other comprehensive income (loss) from the Company's currency forward and option transactions was $(3,138), net of tax of $(428), and $2,670, net of tax of $364, respectively.

As of December 31, 2023, the notional amounts of foreign exchange forward contracts into which the Company entered were $70,953. The foreign exchange forward contracts will expire by November 2024. The fair value of derivative instruments assets balances as of December 31, 2022 and 2023, totaled $49 and $3,074, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2022 and 2023, totaled $3,616 and $40, respectively.

The following table presents gains (losses) reclassified from accumulated other comprehensive income (loss) to the statements of comprehensive loss per line item:

	Year ended December 31,
	2021	2022	2023

Cost of revenues	$(144)	$509	$590
Research and development	(1,552)	5,381	6,486
Sales and marketing	(273)	927	1,104
General and administrative	(389)	1,358	1,713

Total gains (losses), before tax benefit (taxes on income)	(2,358)	8,175	9,893
Tax benefit (taxes on income)	283	(981)	(1,187)

Total gains (losses), net of tax benefit (taxes on income)	$(2,075)	$7,194	$8,706

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward transactions and holds foreign exchange deposits to economically hedge certain net asset balances in Euros, British Pounds Sterling, Canadian Dollars and NIS. Gains and losses related to such derivative instruments are recorded in financial income (expense), net. As of December 31, 2023, with respect to these transactions, the notional amounts of foreign exchange forward contracts into which the Company entered were $58,519. The foreign exchange forward contracts will expire by January 2029. The fair value of derivative instruments assets balances as of December 31, 2022 and 2023, totaled $72 and $6, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2022 and 2023 totaled $1,388 and $996, respectively.

For the years ended December 31, 2021, 2022 and 2023, the Company recorded financial income (expense), net from hedging transactions of $2,099, $2,281, and $(1,051), respectively.

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

For the Company's employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits recorded as an asset on the Company's balance sheet under other long-term assets as of December 31, 2022 and 2023 is $4,881 and $5,131, respectively. The amount of accrued severance payable recorded as a liability on the Company's balance sheet under long-term liabilities as of December 31, 2022 and 2023 is $7,769 and $8,337, respectively.

Severance expenses for the years ended December 31, 2021, 2022 and 2023, amounted to $6,368, $7,836 and $8,447, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	U.S. defined contribution plan:

The U.S. subsidiaries have a 401(k) defined contribution plan covering certain full time and part time employees in the U.S. who meet certain eligibility requirements, excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $22.5 per year (for certain employees over 50 years of age the maximum contribution is $30 per year).

The U.S. subsidiaries match amounts equal to 100% of the first 3% of the employee's compensation that they contribute to the defined contribution plan and 50% of the next 2% of their compensation that they contribute to the defined contribution plan with a limit of $13.2 per year per employee. For the years ended December 31, 2021, 2022 and 2023, the U.S. subsidiary recorded expenses for matching contributions of $4,386, $5,629 and $6,575, respectively.

n.	Convertible senior notes:

For the year ended December 31, 2021, prior to the adoption of ASU 2020-06, the Company allocated the principal amount of the convertible senior notes between its liability and equity component. The liability component at issuance was recognized at fair value, based on the fair value of a similar instrument of similar credit rating and maturity that does not have a conversion feature. The equity component was based on the excess of the principal amount of the convertible senior notes over the fair value of the liability component and is recorded in additional paid-in capital. The equity component, net of issuance costs and deferred tax effects was presented within additional paid-in-capital and was not remeasured. The Company allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on the same proportions as the proceeds from the notes.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Relating to the convertible senior notes issued in 2019, issuance costs attributable to the liability and equity components were $12.9 million and $2.0 million, respectively. Issuance costs attributable to the liability are netted against the principal balance and are amortized to interest expense using the effective interest method over the contractual term of the notes. The effective interest rate of the liability component of the notes was 3.50%. Issuance costs attributable to the equity component are netted with the equity component in additional paid-in capital.

On January 1, 2022, the Company adopted ASU 2020-06, “Debt - Debt with Conversion and Other Options (subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (subtopic 815-40), which simplifies the accounting for convertible senior notes. The new standard reduces the number of accounting models in ASC 470-20 that require separate accounting for non-bifurcated embedded conversion features. As a result, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as it was not issued at a substantial premium and no other features require bifurcation and recognition as derivatives. By removing those separation models, the effective interest rate of convertible debt instruments will be closer to the coupon interest rate. Further, the diluted net loss per share calculation for convertible instruments requires the Company to use the if-converted method. The treasury stock method should no longer be used to calculate diluted net earnings per share for convertible instruments.

The Company adopted the standard using the modified retrospective method. As a result, the convertible notes' previously recognized equity component was combined with the liability component and the convertible notes are accounted for as a single unit of account. The adoption of ASU 2020-06 resulted in an increase of retained earnings in an amount of $26,602, a decrease of additional paid-in capital in an amount of $65,932, an increase of convertible senior notes, net, in an amount of $46,270 and a decrease of deferred tax liabilities, net, in an amount of $6,940.

The impact of adoption on the consolidated statements of comprehensive loss for the years ended December 31, 2022 and 2023 compared to the year ended December 31, 2021 was a decrease in financial expenses by $14,812 and $14,796, respectively. This had the effect of decreasing basic and diluted net loss per share for the years ended December 31, 2022 and 2023 by $0.36 and $0.36, respectively.

o.	Revenue recognition:

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

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide additional services. Perpetual license are self-hosted subscription and are distinct as the customer can derive the economic benefit of the software without any professional services, updates or technical support.

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

The Company records unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer. As of December 31, 2022 and 2023, $10,318 and $20,194 short-term unbilled receivables are included in trade receivables, respectively, and $928 and $1,000 long-term unbilled receivables are included in other long-term assets, respectively.

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

The license portion of self-hosted subscription and perpetual license are recognized at the point of time when the license is made available for download by the customer. Maintenance revenue related to perpetual license contracts and the maintenance component of the self-hosted subscription offering as well as SaaS revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years. Professional services revenues substantially are recognized as the services are performed.

The following table presents the Company's revenue by category:

	Year ended December 31,
	2021	2022	2023

SaaS	$69,303	$166,361	$298,331
Self-hosted subscription*	65,325	114,288	173,692
Perpetual license	115,738	49,964	21,037
Maintenance and support	214,036	217,695	207,561
Professional services	38,515	43,402	51,267

	$502,917	$591,710	$751,888

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

Contract liabilities consist of deferred revenue and include unearned amounts received under maintenance and support contracts and professional services that do not meet the revenue recognition criteria as of the balance sheet date. Contract liabilities also include unearned, invoiced amounts in respect of SaaS and self-hosted subscription contracts whereby there is an unconditional right for the consideration. Deferred revenues are recognized as (or when) the Company performs under the contract. During the year ended December 31, 2023, the Company recognized $318,662 that were included in the deferred revenues balance as of December 31, 2022.

Remaining Performance Obligations:

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

The aggregate amount of the transaction price allocated to remaining performance obligations was $972 million as of December 31, 2023, out of which, the Company expects to recognize approximately 60% in 2024 and the remainder thereafter.

p.	Deferred contract costs:

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

For the year ended December 31, 2022 and 2023, the amortization of deferred contract costs was $45,254 and $56,071, respectively.

As of December 31, 2022 and 2023, the Company presented deferred contract costs from contracts which are for periods of less than 12 months of $1,713 and $696 in prepaid expenses and other current assets, respectively, and deferred contract costs in respect of contracts which are greater than 12 months of $138,907 and $166,733 in other long-term assets, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Trade Receivables and Allowances:

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

r.	Leases:

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Research and development costs:

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

t.	Internal use software and website development cost:

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

The Company recognized an impairment of internal use software in the amount of $2,067 in the year ended December 31, 2023. The impairment is presented under cost of subscriptions revenues

u.	Advertising and marketing expenses:

Advertising and marketing expenses consist primarily of marketing campaigns and tradeshows. Advertising and marketing expenses are charged to the statement of comprehensive loss, as incurred. Advertising and marketing expenses for the years ended December 31, 2021, 2022 and 2023, amounted to $27,504, $34,438 and $35,625, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation" ("ASC No. 718"). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods, which is generally the vesting period of the respective award, on a straight-line basis. If vesting is subject to a performance condition, recognition is based on the implicit service period of the award. Expense for awards with performance conditions is estimated and adjusted on a quarterly basis based upon the assessment of the probability that the performance condition will be met.

The Company has selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its option awards and Employee Share Purchase Plan ("ESPP"). The fair value of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs ") without market conditions, is based on the closing market value of the underlying shares at the date of grant. For PSUs subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.

The Black-Scholes-Merton and Monte Carlo models require a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The Company recognizes forfeitures of equity-based awards as they occur. For graded vesting awards subject to service conditions, the Company recognizes compensation cost using the straight-line attribution method.

w.	Income taxes:

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Basic and diluted net loss per share:

Basic net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted-average number of ordinary shares outstanding during each year. Diluted net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 "Earnings Per Share". The Company experienced a loss in the years ended December 31, 2021, 2022 and 2023; hence all potentially dilutive ordinary shares were excluded due to their anti-dilutive effect.

y.	Comprehensive income (loss):

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

z.	Concentration of credit risks:

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Fair value of financial instruments:

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

As of December 31, 2023, the estimated fair value of the Company’s convertible senior notes, net as further described in Note 11, was determined based on the closing quoted price of the convertible senior note, net as of the last day of trading for the period, and is considered Level 2 measurement.

ab.	Investments in privately held companies:

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

The carrying amounts of the Company’s investments in privately held companies without readily determinable market values as of December 31, 2022 and 2023, were $3,824 and $3,566, respectively.

During 2022 and 2023, the Company recorded in financial income (expense), net unrealized gains of $324 and $1,313, respectively, related to revaluation of its investments in privately held companies based on observable price changes.

During 2022 and 2023, the Company recorded in financial income (expense), net realized gains of $0 and $1,444, respectively, related to selling of its investments in privately held companies.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Recently adopted accounting standards:

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

ad.	Recently issued accounting standards:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

ae.	Reclassification:

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:-	MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2022 and 2023:

	December 31, 2022
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$414,278	$(12,223)	$111	$402,166
Government debentures	128,686	(2,006)	3	126,683

Total	$542,964	$(14,229)	$114	$528,849

	December 31, 2023
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$324,485	$(4,998)	$357	$319,844
Government debentures	288,214	(828)	334	287,720

Total	$612,699	$(5,826)	$691	$607,564

The following table summarizes the continuous unrealized loss position and fair value of available-for-sale marketable securities as of December 31, 2022 and 2023, by duration of continuous unrealized loss:

	December 31,
	2022		2023
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value

Continuous unrealized loss position for less than 12 months	$(5,779)	$257,850	$(590)	$186,910
Continuous unrealized loss position for more than 12 months	(8,450)	218,082	(5,236)	190,560

	$(14,229)	$475,932	$(5,826)	$377,470

During 2022 and 2023, the Company recorded in financial income (expense), net, gross realized gains of $10 and $23, respectively.

During 2022 and 2023, the Company recorded in financial income (expense), net, gross realized losses of $(187) and $(3), respectively.

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2022 and 2023, by contractual years-to maturity:

	December 31,
	2022		2023
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$304,597	$301,101	$285,012	$283,016
Due between one and four years	238,367	227,748	327,687	324,548

	$542,964	$528,849	$612,699	$607,564

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2022	2023

Prepaid expenses	$15,167	$19,133
Hedging transaction assets	121	3,080
Government authorities	3,431	7,513
Deferred contract costs	1,713	696
Other current assets	2,050	1,128

	$22,482	$31,550

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2022	2023

Cost:
Computers, software and related equipment *)	$43,300	$42,570
Leasehold improvements	10,087	10,600
Office furniture and equipment	4,273	4,352

	57,660	57,522

Less - accumulated depreciation	34,186	41,028

Depreciated cost	$23,474	$16,494

*) For the years ended December 31, 2022 and 2023, the Company capitalized $4,929 and $1,686 including $758 and $303 of share-based compensation costs, relating to its internal use software and website development, respectively.

Depreciation expense amounted to $8,418, $9,548 and $9,809 for the years ended December 31, 2021, 2022, and 2023 including $1,471, $2,137 and $2,576 relating to its internal use software and website development, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Changes in the carrying amount of goodwill:

	December 31,
	2022	2023

Balance as of beginning of the year	$123,717	$153,241
Goodwill acquired	29,524	-

Closing balance	$153,241	$153,241

The composition of intangible assets is as follows:

	December 31,
	2022	2023

Original amount:

Technology	$55,922	$55,922
Customer relationships	9,586	9,586
Other	664	732

	66,172	66,240

Less - accumulated amortization	38,664	46,038

Intangible assets, net	$27,508	$20,202

Amortization expense amounted to $5,810, $6,655 and $7,374 for the years ended December 31, 2021, 2022, and 2023, respectively.

As of December 31, 2023, the weighted-average remaining useful lives (in years) of Technology and Customer relationships was 3.1 and 8.0, respectively.

The estimated future amortization expense of intangible assets as of December 31, 2023 is as follows:

2024	7,340
2025	4,907
2026	3,490
2027	2,563
2028 and thereafter	1,902

$20,202

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2022	2023

Government authorities	$5,682	$8,464
Accrued expenses	12,236	12,879
Unrecognized tax benefits	2,805	5,960
Lease liabilities, current	7,857	8,240
Hedging transaction liabilities	5,004	1,019

	$33,584	$36,562

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal contingencies:

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

The Company obtained bank guarantees of $2,642 primarily in connection with office lease agreements.

c.	Non-cancelable material purchase obligations:

The Company entered into non-cancelable material agreements for the receipt of cloud infrastructure services and subscription-based cloud services. Future payments under non-cancelable material purchase obligations as of December 31, 2023 are as follows:

2024	50,487
2025	54,681
2026	60,326
2027	48,750

$214,244

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:-	LEASES

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 6 years, some of which may include options to extend the leases for up to an additional 5 years.

The components of operating lease costs were as follows:

	Year ended December 31,
	2022	2023

Operating lease cost	$7,522	$8,888
Short-term lease cost	1,326	1,858
Variable lease cost	1,342	1,491

Total net lease costs	$10,190	$12,237

Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2022	2023

Operating lease ROU assets (under other long-term assets in the balance sheets)	$37,857	$32,186
Operating lease liabilities, current	$7,857	$8,240
Operating lease liabilities, long-term (under other long-term liabilities in the balance sheets)	$28,874	$22,293
Weighted average remaining lease term (in years)	5.7	4.8
Weighted average discount rate	2.8%	2.9%

Lease liability as of December 31, 2023, are as follows:

December 31, 2023

2024	8,304
2025	7,076
2026	5,722
2027	4,972
2028	3,823
Thereafter	2,649

Total undiscounted lease payments	32,546
Less: imputed interest	(2,013)

Present value of lease liabilities	$30,533

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:	FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities as of December 31, 2022 and 2023:

	December 31,
	2022			2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$206,228	$-	$206,228	$315,784	$-	$315,784
Corporate debentures and commercial paper	-	2,998	2,998	-	1,001	1,001
Government debentures	-	-	-	-	1,194	1,194

Marketable securities:
Corporate debentures and commercial paper	-	402,166	402,166	-	319,844	319,844
Government debentures	-	126,683	126,683	-	287,720	287,720

Total money market funds and marketable securities measured at fair value	$206,228	$531,847	$738,075	$315,784	$609,759	$925,543

As of December 31, 2023, the estimated fair value of the Company's convertible senior notes, as further described in Note 11, was $815.1 million. The fair value was determined based on the closing quoted price of the convertible senior notes as of the last day of trading for the period, and is considered Level 2 measurement. The fair value of the convertible senior notes is primarily affected by the trading price of the Company`s common stock and market interest rates.

NOTE 11:	CONVERTIBLE SENIOR NOTES, NET

a.	Convertible senior notes, net:

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

b.
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

Upon the occurrence of a Fundamental Change as defined in the Indenture, holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the Convertible Notes (if any) to, but excluding, the fundamental change repurchase date). In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company's delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be. On March 2024, the Company and the Convertible Notes trustee, entered into a supplemental indenture to change the Settlement Method (as defined in the Indenture) elected, or deemed elected, if it does not timely elect a Settlement Method applicable to a conversion of Notes, to Physical Settlement (as defined in the Indenture).

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:-	CONVERTIBLE SENIOR NOTES, NET (Cont.)

During the year ended December 31, 2023, the conditions allowing holders of the Notes to convert were not met. As of December 31, 2023 the Notes are classified as current liability.

The net carrying amount of the liability of the Convertible Notes as of December 31, 2022 and 2023 is as follows:

	December 31,
	2022	2023
Liability component:

Principal amount (outstanding and original)	$575,000	$575,000
Adjustment from Adoption of ASU 2020-06	46,270	-
Unamortized discount	(46,270)	-
Unamortized issuance costs	(5,656)	(2,660)

Net carrying amount	$569,344	$572,340

Interest expense related to the Convertible Notes was as follows:

	Year ended
	December 31,
	2021	2022	2023

Amortization of debt issuance costs	$2,412	$2,980	$2,996
Amortization of debt discount	15,380	-	-

Total interest expense recognized	$17,792	$2,980	$2,996

c.	Capped Call Transactions:

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Composition of share capital of the Company:

	December 31,
	2022		2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.01 par value each	250,000,000	41,028,571	250,000,000	42,255,336

b.	Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

c.	Share-based compensation:

On January 1, 2021, the Company's ESPP became effective. The ESPP enables eligible employees and eligible employees of designated subsidiaries to elect to have payroll deductions made during a six-month offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The total number of ordinary shares initially reserved under the ESPP as of January 1, 2021 was 125,000 shares ("the ESPP Share Pool"). In connection with establishing the ESPP, the Company correspondingly reduced the number of shares available under the Company's 2014 share incentive plan (the "2014 Plan") by 125,000. On January 1 of each year between 2022 and 2026 the ESPP Share Pool will be increased by a number of ordinary shares equal to the lowest of (i) 1,000,000 shares, (ii) 1% of the Company’s outstanding shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of shares determined by the Company’s board of directors. As of December 31, 2023, 88,002 ordinary shares were reserved for issuance under the ESPP. On January 1, 2024, the aggregate number of ordinary shares reserved for issuance under the ESPP was increased by 150,000 shares. The applicable purchase price will be no less than 85% of the lesser of the fair market value of the Company’s ordinary shares on the first day or the last day of the purchase period.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

Under the 2014 Plan and ESPP, options, RSUs, PSUs and other share-based awards may be granted to employees, officers, non-employee consultants and directors of the Company.

Under the 2014 Plan and ESPP, as of December 31, 2023, an aggregate number of 1,349,629 ordinary shares were reserved for future grant. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 Plan.

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2021, 2022 and 2023 is comprised as follows:

	Year ended December 31,
	2021	2022	2023

Cost of revenues	$11,158	$15,060	$17,612
Research and development	20,498	27,102	29,458
Sales and marketing	38,546	51,099	58,790
General and administrative	25,234	27,560	34,241

Total share-based compensation expense	$95,436	$120,821	$140,101

The total unrecognized compensation cost amounted to $258,759 as of December 31, 2023 and is expected to be recognized over a weighted average period of 2.51 years.

d.	Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2023 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2022	440,884	$72.31	4.59	$26,338

Granted	4,500	132.60
Exercised	186,529	59.32
Forfeited	12,830	147.54
Expired	1,238	175.88

Balance as of December 31, 2023	244,787	$78.85	4.24	$34,320

Exercisable as of December 31, 2023	229,924	$74.45	3.98	$33,246

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

The following tables sets forth the parameters used in computation of the options and ESPP compensation to employees for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
Options	2021	2022	2023

Expected volatility	44%-46%	46%-50%	51%
Expected dividends	0%	0%	0%
Expected term (in years)	3.65-3.88	3.73-3.76	3.77-3.78
Risk free rate	0.49%-0.99%	1.67%-4.40%	3.58%-3.97%

	Year ended December 31,
ESPP	2021	2022	2023

Expected volatility	33.63%	55.67%-64.20%	39.46%-44.12%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	0.1%	2.15%-4.65%	5.33%-5.44%

A summary of options data for the years ended December 31, 2021, 2022 and 2023, is as follows:

	Year ended December 31,
	2021	2022	2023

Weighted-average grant date fair value of options granted	$55.50	$39.69	$62.25
Total intrinsic value of the options exercised	$20,742	$30,031	$22,935

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the fair value of an ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

e.	A summary of RSUs and PSUs activity for the year ended December 31, 2023 is as follows:
	Amount of RSUs and PSUs	Weighted average grant date fair value

Unvested as of December 31, 2022	2,484,808	$128.12

Granted	1,254,748	144.35
Vested	921,340	126.18
Forfeited	178,879	133.50

Unvested as of December 31, 2023	2,639,337	$136.15

The total fair value of RSUs and PSUs vested (based on fair value of the Company's ordinary shares at vesting date) during the years ended December 31, 2021, 2022 and 2023 was $113,918, $117,812 and $135,873, respectively.

The amount of unvested PSU as of December 31, 2023 is 372,306.

NOTE 13:-	INCOME TAXES

CyberArk Software Ltd.'s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a. Corporate tax in Israel:

Ordinary taxable income is subject to a corporate tax rate of 23% for the years 2021-2023. Refer to Note 13g for tax benefits in Israel.

b.	Loss before taxes on Income is comprised as follows:

	Year ended December 31,
	2021	2022	2023

Domestic loss	$(113,339)	$(167,606)	$(116,661)
Foreign income	22,010	30,588	53,403

	$(91,329)	$(137,018)	$(63,258)

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

c.Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2022	2023
Deferred tax assets:

Carry-forwards losses and credits	$48,824	$59,911
Capital losses carry-forwards	89	-
Research and development expenses	16,367	22,859
Deferred revenues	12,343	12,841
Intangible assets	9,063	8,267
Share-based compensation	21,024	26,897
Operating lease liability	5,691	4,737
Accruals and others	12,224	4,276

Gross deferred tax assets before valuation allowance	125,625	139,788

Less: Valuation allowance	21,741	24,569

Total deferred tax assets	$103,884	$115,219

Deferred tax liabilities:

Intangible assets	$2,892	$3,527
Deferred commissions	21,885	24,999
Operating lease ROU asset	5,417	4,696
Property and equipment and other	881	700

Gross deferred tax liabilities	$31,075	$33,922

Net deferred tax assets	$72,809	$81,297

As of December 31, 2023, $108,915 of undistributed earnings held by the Company's foreign subsidiaries are designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to Israeli income taxes and to foreign withholding taxes and an adjustment for foreign tax credits.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

d.Income taxes are comprised as follows:

	Year ended December 31,
	2021	2022	2023

Current	$4,589	$8,980	$11,125
Deferred	(11,972)	(15,630)	(7,879)

	$(7,383)	$(6,650)	$3,246

	Year ended December 31,
	2021	2022	2023

Domestic	$(12,171)	$(19,716)	$(14,105)
Foreign	4,788	13,066	17,351

	$(7,383)	$(6,650)	$3,246

e.A reconciliation of the Company's theoretical income tax benefit to actual income tax expense (benefit) is as follows:

	Year ended December 31,
	2021	2022	2023

Loss before income taxes	$(91,329)	$(137,018)	$(63,258)

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical tax benefit	(21,006)	(31,514)	(14,549)

Excess tax benefits related to share-based compensation	(4,424)	(1,817)	(3,817)
Non-deductible expenses	3,988	6,325	2,963

Valuation allowance	1,896	1,538	3,320
Unrecognized tax benefits	(1,638)	(1,914)	3,155
Foreign and preferred enterprise tax rates differential	12,171	18,450	12,826

Prior years and others	1,630	2,282	(652)

Income tax expense (tax benefit)	$(7,383)	$(6,650)	$3,246

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

f.	Net operating loss carry-forwards:

As of December 31, 2023, the Company had net operating losses substantially derived from excess tax benefits from share-based payments, totaling $128,626, out of which $107,316 were federal net operating losses attributed to the U.S. subsidiary. The rest of the losses were attributed to Israel and can be carried forward indefinitely. The net operating losses attributed to the U.S. subsidiary can be carried forward indefinitely, but are subject to the 80% taxable income limitation upon utilization. Utilization of some of these U.S. net operating losses are subject to annual limitation due to the "change in ownership" provisions of the U.S. Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

g.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

As of December 31, 2023, approximately $14,022 was derived from tax exempt profits earned by the Company's "Approved Enterprises" and "Beneficiary Enterprise". The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company's "Approved Enterprises" and "Beneficiary Enterprises" as such income is essentially permanently reinvested.

If the Company's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Law for the Encouragement of Capital Investments ("Investment Law") and an income tax liability of up to $3,443 would be incurred as of December 31, 2023.

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investment Law regimes through regulations approved on May 1, 2017 and that have come into effect from January 1, 2017.

Applicable benefits under the new regime include:

-
Introduction of a benefit regime for "Preferred Technology Enterprises" ("PTE") granting a 12% tax rate in central Israel – on qualified income deriving from Benefited Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets.

-
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

-
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

In addition the Company received a comprehensive ruling from the Israeli tax authorities which approves the Company’s PTE status and derived PTE's benefits.

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

As of that date, the U.K. subsidiary's tax years until December 31, 2021 are subject to statutes of limitation effective in the U.K.

For the U.S. subsidiary's tax years ended December 31, 2020 through 2023, the statute of limitations has not yet expired.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:-INCOME TAXES (Cont.)

j.Unrecognized tax benefits:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2021	2022	2023

Opening balance	$4,633	$3,870	$2,805
Decrease related to settlements with taxing authorities	(2,382)	(2,353)	-
Increase related to prior year tax positions	976	429	743
Decrease related to expiration of statutes of limitations	-	-	-
Increase related to current year tax positions	643	859	2,412

Closing balance	$3,870	$2,805	$5,960

During the years ended December 31, 2021, 2022 and 2023, the Company recorded $(21), $(87) and $44, respectively, for interest expense (income) related to uncertain tax positions. As of December 31, 2022 and 2023, accrued interest was $25 and $69, respectively.

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

NOTE 14:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2021	2022	2023

Bank charges and other	$(250)	$(269)	$(359)
Exchange rate income (loss), net	(509)	1,564	1,567
Interest income and Gain from investment in privately held companies	5,559	17,117	55,002
Amortization of debt discount and issuance costs	(17,792)	(2,980)	(2,996)

Financial income (expense), net	$(12,992)	$15,432	$53,214

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:-	BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2021	2022	2023
Numerator:

Net loss available to shareholders of ordinary shares	$(83,946)	$(130,368)	$(66,504)

Denominator:
Shares used in computing basic and diluted net loss per ordinary shares	39,645,453	40,583,002	41,658,424

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the computation of diluted net loss per ordinary share due to their antidilutive effect was 2,734,308, 2,839,883 and 3,013,220 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

a.
The Company identifies operating segments in accordance with ASC Topic 280, "Segment Reporting". Operating segments are defined as components of an entity for which separate financial information is available and is regularly reviewed by the chief operating decision maker in making decisions regarding resource allocation and evaluating financial performance. The Company determined it operates in one reportable segment as the Company's chief operating decision maker is the Chief Executive Officer who makes operating decisions, assesses performance and allocates resources on a consolidated basis..

b.	The total revenues are attributed to geographic areas based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company.

The following tables present total revenues for the years ended December 31, 2021, 2022 and 2023 and long-lived assets as of December 31, 2022 and 2023:

Revenues:

	Year ended December 31,
	2021	2022	2023

United States	$253,811	$312,816	$393,355
Israel	7,416	6,302	6,784
United Kingdom	35,530	41,297	45,751
Europe, the Middle East and Africa *)	120,382	130,745	173,203
Other	85,778	100,550	132,795

	$502,917	$591,710	$751,888

For the years ended December 31, 2021, 2022 and 2023, no single customer contributed more than 10% to the Company's total revenues.

Long-lived assets, including property and equipment, net and operating lease right-of-use assets:

	December 31,
	2022	2023

United States	$5,353	$4,635
Israel	41,948	33,898
United Kingdom	4,858	3,118
Europe, the Middle East and Africa *)	525	747
Other	8,647	6,282

	$61,331	$48,680

*) Excluding United Kingdom and Israel