Form 20-F
period 2024-12-31
CyberArk Software Ltd.
filed 2025-03-12
CIK 1598110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, the registrant had outstanding 49,426,711 ordinary shares, par value NIS 0.01 per share.

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

Yes ☐ No ☒

CYBERARK SOFTWARE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of CyberArk Software Ltd. CyberArk® is our registered trademark in the United States and numerous other countries. We have several other trademarks, service marks and pending applications relating to our solutions or marketing slogans. In particular, although we have omitted the “®” and “™” trademark designations in this annual report from each reference to our Privileged Access Security (PAS) solutions, including Privileged Access Manager, Remote Access (Vendor Privileged Access Manager), Privileged Session Manager (PSM), Enterprise Password Vault (EPV), PrivateArk, Privilege Cloud, CyberArk DNA (Discovery and Audit), Privileged Threat Analytics (PTA), Cloud Entitlements Manager (CEM), Dynamic Privileged Access (DPA) and Secure Infrastructure Access (SIA); Endpoint Privilege Security solutions, including Endpoint Privilege Manager (EPM); Secret Management Solutions, including Conjur Enterprise, Conjur Open Source, Conjur Cloud, Credential Providers, Secrets Hub, Secretless and Secretless Broker; Access Management Solutions, including CyberArk Identity, Workforce Access, Customer Access and Secure Web Sessions (SWS); Identity Governance and Administrations solutions, including Identity Compliance and Identity Flows; Machine Identity solutions, including Venafi, Jetstack, TLS Protect, TLS Protect for Kubernetes, CodeSign Protect, Zero Touch PKI, Cloud Native Accelerator, Control Plane for Machine Identities and Firefly; C3 Alliance; Cora; MFA everywhere; Fearlessly Forward; and The Identity Security Company, all rights to such names and trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, (the Securities Act), Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (the Exchange Act), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	the rapidly evolving security market, increasingly changing cyber threat landscape and our ability to adapt our solutions to the information security market changes and demands;
•	our ability to acquire new customers and maintain and expand our revenues from existing customers;
•	real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions;
•	our IT network systems, or those of our third-party providers, may be compromised by cyberattacks or other security incidents, or by a critical system disruption or failure;
•	intense competition within the information security market;
•	failure to fully execute, integrate, or realize the benefits expected from strategic alliances, partnerships, and acquisitions;

•	our ability to effectively execute our sales and marketing strategies, and expand, train and retain our sales personnel;
•	risks related to our compliance with privacy, data protection and artificial intelligence (AI) laws and regulations;
•	our ability to hire, upskill, retain and motivate qualified personnel;
•	risks related to AI technology;
•	our reliance on third-party cloud providers for our operations and software-as-a-service (SaaS) solutions;
•	our ability to main successful relationships with channel partners, or if our channel partners fail to perform;
•	fluctuation in our quarterly results of operations;
•	risks related to sales made to government entities;
•	economic uncertainties or downturns;
•	our history of incurring net losses, our ability to generate sufficient revenue to achieve and sustain profitability and our ability to generate cash flow from operating activities;
•	regulatory and geopolitical risks associated with our global sales and operations;
•	risks related to intellectual property;
•	fluctuations in currency exchange rates;
•	the ability of our solutions to help customers achieve and maintain compliance with government regulations or industry standards;
•	our ability to protect our proprietary technology and intellectual property rights;
•	risks related to using third-party software, such as open-source software and other intellectual property;
•	risks related to share price volatility or activist shareholders;
•	any failure to retain our “foreign private issuer” status or the risk that we may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”;
•	risks related to issuance of ordinary shares or securities convertible into ordinary shares and dilution, leading to a decline in the marketplace of our ordinary shares;
•	changes in tax laws;
•	our expectation to not pay dividends on our ordinary shares for the foreseeable future; and
•	risks related to our incorporation and location in Israel, including the ongoing war between Israel and Hamas and conflict in the region.

In addition, you should consider the risks provided under “Item 3.D. Risk Factors” in this annual report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Additionally, we may provide information, forward-looking or otherwise, herein or in other locations, such as our corporate website that is not necessarily “material” under the U.S. federal securities laws for Securities Exchange Commission (SEC) reporting purposes, but that responds to a range of matters, such as certain environmental, social and governance (ESG) standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

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

We offer identity security solutions, centered on intelligent privilege controls, to secure identities – both human and machine – in modern, hybrid environments. If customers do not recognize the benefit of our solutions as a critical layer of an effective security strategy, our revenues may decline, which could cause our share price to decrease in value. Security solutions such as ours, which aim to disrupt and prevent cyberattacks by insiders and external perpetrators that have penetrated an organization’s information technology (IT) environment, represent a security layer designed to respond to advanced threats and meet certain compliance standards and audit requirements. However, advanced cyber attackers continually adapt to new technologies and develop new methods of accessing organizations’ sensitive data and technology assets, including through the use of non-human threat actors such as AI-driven malware and automated bots. For example, generative AI’s ability to autonomously create content, mimic legitimate data, and adapt to changing environments raises the risks of exploitation by malicious actors, enabling sophisticated phishing attacks or other deceptive methods that may compromise the organization’s IT security. We expect that our customers, and thereby our solutions, will face new and increasingly sophisticated methods of attack, particularly given the growing complexity of IT environments and the increase in nation-state attacks. We face significant challenges in ensuring our solutions effectively identify and respond to sophisticated attacks without disrupting our customers’ operations. Further, the increasing number of identities having elevated privileged access associated with both human and machine identities presents a growing security risk for our existing and prospective customers. As organizations expand their digital ecosystems, the proliferation of such identities and the different varieties of identities across cloud, hybrid, and on-premises environments increases the complexity of identity governance and administration. If our solutions fail to scale effectively or adapt to the evolving threat landscape, these customers may experience security breaches, compliance failures, or operational disruptions. As a result, we must continually modify, enhance, and invest in our solutions to remain aligned with market demands and technological advancements.

We cannot guarantee that we will be able to comply with new regulatory requirements, anticipate future market needs and opportunities or develop or acquire applicable solutions or enhancements in a timely manner or at all. For example, emerging technologies, such as AI may expand our addressable market. Our failure to timely and effectively capitalize on such opportunities could hinder our ability to innovate and meet customer demands. Furthermore, the introduction of new technologies and solutions may render our solutions obsolete, lowering the demand for our solutions and reducing our sales. Even if we anticipate, develop and launch new solutions and enhancements, there is no assurance that they will meet customer expectations, drive customer adoption, achieve widespread market acceptance or provide measurable value to our customers. Implementing AI technology-based features in our solutions to stay abreast of the latest technological advancements involve challenges, such as customer hesitation to adopt these features, leading to their limited acceptance. To fully leverage these technologies, we may need to adjust our solutions and corresponding terms, potentially resulting in customer dissatisfaction. Our investments in developing new solutions and new features, including investments in AI, may not yield expected design or performance improvements, marketable offerings, cost savings, additional revenue or other benefits. Delays in developing or delivering new or enhanced solutions could cause our offerings to be less competitive, impair customer acceptance of our solutions and result in delayed or reduced revenue and declines in the price of our ordinary shares.

If we are unable to acquire new customers or sell additional solutions to our existing customers, or if our existing customers do not renew their subscriptions with us, our business, results of operations and financial condition could be negatively impacted, and we may not meet our investors’ expectations.

Our continued growth depends, in part, on acquiring a sufficient number of new customers while expanding our business from existing customers, by selling incremental or new solutions to existing customers, as well as ensuring that subscriptions are renewed upon contract expiration, whether directly or indirectly through our network of channel partners.

Our ability to expand our customer base may be negatively affected by a number of factors, for example, competition in the industry, which may also lead us to provide more favorable commercial terms to attract or retain customers, our ability to execute our sales and marketing strategy, unfavorable macroeconomic conditions that prolong sales cycles and make acquiring new customers more difficult, underperformance or misalignment with our channel partners and changes in compliance standards or audit requirements that reduce the demand for our solutions. Additional factors include reductions in government cybersecurity funding which could adversely impact sales to prospective and existing customers reliant on such funding, the size or prioritization of customers’ IT budgets, the actual or perceived utility and efficacy of our existing and new offerings, changes in our pricing or licensing models that may impact transaction sizes, and any downgrade of our recognized industry leadership position by industry analysts.

 We may also face difficulties in expanding our customer base and revenue due to competitors that have entrenched offerings with prospective or existing customers. These customers may have invested substantial personnel and financial resources to design and operate these solutions and may have established strong relationships with existing security solutions providers. As a result, these organizations may prefer to purchase from their existing vendors rather than add or switch to a new vendor or may not be willing to expand into CyberArk’s newer solutions areas. In addition, as our customers refresh the security solutions bought in prior years, they may seek to consolidate vendors, which may result in current customers choosing to purchase solutions from our competitors.

Furthermore, the introduction of new solutions and customer transition to SaaS may extend sales cycles or result in lost opportunities if our customers, prospects, and partners are less receptive or require a longer period for comprehensive solution assessments, prolonged contract negotiations, and adherence to stringent compliance and operational requirements. Additionally, we may face difficulty transitioning existing customers from perpetual licenses and maintenance contracts, or from self-hosted solutions to our SaaS solutions. Over the long term, these customers present opportunities for expansion into new solutions and use cases. Failure to successfully transition these customers to our cloud-based offerings may result in customer churn or shift to alternative vendors.

 As a recurring revenue company, we are dependent on customer renewals to achieve our performance targets and meet investors’ expectations, including metrics such as revenue, operating income, net income and annual recurring revenue (ARR), as well as certain non-GAAP performance measures. Our customers have no obligation to renew their subscriptions, and may decide not to do so with the same contract period, prices and terms, or number of users. Additionally, our ability to retain our existing customers is also dependent on their satisfaction with our solutions and overall user experience in various areas, such as solutions support, and ease of deployment and implementation. For instance, as part of the natural lifecycle of our solutions, certain solutions may reach end of development or end of life, ceasing to receive updates and security patches. Failure to effectively introduce new solutions, offer easy customer transition, or manage our solution lifecycles appropriately could lead to customer dissatisfaction and lower renewal rates.

Our quarterly financial performance relies significantly on acquiring new customers, expanding sales to existing customers, and securing subscription renewals. We have faced and may continue to face delays or difficulties in closing such deals, including due to the seasonal nature of our sales, or prolonged sales cycles, exacerbated by customer scrutiny around business continuity, disaster recovery, and cyber resiliency, which could lead to revenue volatility and fluctuations in our financial results, including ARR. These factors could also adversely affect our ability to meet financial guidance or market expectations, potentially reducing investor confidence and negatively impacting our share price, business, results of operations and financial condition.

Real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, may result in significant reputational, financial, and legal adverse impact.

Security solutions and services such as ours are complex in development, design and deployment and are subject to errors, bugs, gaps, design failures, misconfigurations or security vulnerabilities, some of which are potentially incapable of being remediated or detected until after their deployment, if at all. Additionally, our solutions have limitations in functionality and scope and cannot guarantee protection against any and all threats, specifically those outside the solution’s boundary. Real or perceived errors, bugs, gaps, design failures, defects, vulnerabilities, limitations, misconfigurations in our solutions or their accompanying documentation, or untimely or insufficient remediation thereof, could cause our solutions not to meet their specifications or security standards. The affected solutions may not fulfill some of their security functions, falsely identify threats or create new security threats, and be vulnerable to security attacks. There is no guarantee that we will identify all vulnerabilities and gaps in our solutions or that our solutions will be free of flaws or vulnerabilities, and we may not correct all known vulnerabilities, gaps, or errors promptly, fully, or at all.

Further, our solutions serve as mission-critical applications in our customers’ operational environments, allowing them to manage access, privileges and digital certificates in their systems and networks. Any breach, interruption or shutdown of our solutions could significantly disrupt or damage customers’ internal and external operations, and therefore we may suffer significant reputational, financial and legal adverse impact. Potential vulnerabilities or deficiencies associated with a solution developed or obtained through an acquisition could also deteriorate our solutions’ security and expose our customers to additional risk.

Many of our solutions are made available to our customers as SaaS and involve our use of third-party cloud and SaaS infrastructure and related services. Providing SaaS solutions involves storage and transmission of customers’ proprietary information, including personal data, related to their assets, employees and users. Security breaches, bugs, vulnerabilities, gaps, defects or improper configuration of our solutions, cloud accounts or production and development environments (including those embedded in third-party technology, such as SaaS solutions, used in our solutions or by our customers) could result in loss or alteration of, or unauthorized access to this data and compromise of our networks or our customers’ networks secured by our SaaS solutions. Any such incident, whether or not caused by us, could result in significant liability or reputational harm.

Our solutions not only reinforce but also rely on the common security concept of placing multiple layers of security controls throughout an IT environment. The failure of our customers, channel partners, managed service providers, subcontractors or similar entities to correctly implement our solutions in accordance with security best practices, or effectively manage and maintain our solutions and the environments in which they are utilized, or to consistently implement and utilize generally accepted and comprehensive, multi-layered security measures and processes, may lessen the efficacy of our solutions, in whole or in part. These entities may also independently develop or change existing application programming interfaces (APIs) that we provide or other customizable components in an incorrect or insecure manner. Such failures or actions may lead to security breaches and data loss, which could result in a perception that our solutions or services failed and associated negative business implications. In addition, we are expected to provide timely notice and high levels of transparency regarding security vulnerabilities in our solutions. In the event that we notify our customers of such vulnerabilities, our customers’ exposure to a security breach may also be increased until such time that they properly implement the relevant fix. Further, our failure to provide our customers, channel partners and advisory firms with adequate services or accurate solution documentation and training related to the use, implementation and maintenance of our solutions, could lead to claims against us.

Similarly, a failure by a provider like us to effectively secure and detect threats within our own resources and networks, such as corporate, development or customer-serving production environments, could lead to threat actors compromising our customers’ environments through a breach or exploitation of our various networks and/or our solutions. A similar effect could arise from the use of compromised or vulnerable third-party software, including open-source software, in or in relation to our solutions or use by our third-party vendors or through the use of AI technologies by our workforce, which could expose our solutions, networks and environments – and thereby our customers – to additional vulnerabilities and security threats.

Additionally, the incorporation of machine learning, AI and generative AI capabilities into our solutions may create vulnerabilities or content that appears correct, but is factually inaccurate, unfair, biased, insufficient, or otherwise flawed. Our solutions, customers or others may rely on or use this flawed content to their detriment, which may undermine confidence in our use or deployment of AI, reduce consumer demand for our solutions, or expose us to brand or reputational harm, competitive harm, and/or legal liability.

As we increase our developers’ workforce globally to meet our business goals, including by engaging external developers or through mergers and acquisitions, or partnerships and collaborations, the risk of errors, misconfigurations, vulnerabilities or intentional misconduct, may be heightened due to governance difficulties and limited centralized oversight. In addition, difficulties or delays in hiring and retaining personnel may impact the resources available to us for continuous improvement of our solutions security posture and therefore, increase this risk.

An actual or perceived error, bug, misconfiguration, vulnerability, gap, cyberattack or other security breach, regardless of whether the vulnerability or breach is attributable to the failure of our solutions or the related services we provide, could adversely affect the market’s perception of the efficacy of our solutions and our industry standing. Such circumstances could cause current or potential customers to look to our competitors for alternatives to our solutions and subject us to negative media attention, reputational harm, lawsuits (including class actions), regulatory investigations and other government inquiries, indemnity claims and financial losses, as well as the expenditure of significant financial resources to, among other actions, analyze, correct or eliminate any vulnerabilities. Provisions in our agreements and documentation that attempt to limit our liability towards our customers, channel partners, and relevant third parties may not withstand legal challenges, and certain liabilities may not be limited or capped, or may be capped at a less favorable quantum. Additionally, any insurance coverage we have may not adequately cover all claims asserted against us and may leave a significant portion of such claims to be directly covered by us. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all.

If our IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected.

The confidentiality, integrity and availability of our IT network systems and of our third-party providers, and the perception thereof, is critical to our ability to deliver solutions to customers as well as to run internal operations. While we operate certain of these network systems, we also rely on third-party providers across an array of technologies and services that enable us to conduct, monitor and/or protect our business operations. For example, we rely on third parties to host our SaaS solutions and support our customer relationship management and financial operation services (provided by our Enterprise Resource Planning system). In addition, in the ordinary course of business, we and our third-party providers generate, collect, process and store sensitive information and data, including proprietary and personal data belonging to us, to customers and to others.

We acknowledge that the threat landscape is broad and that threats are persistent. Being a prominent Israeli security company that provides identity security solutions centered on privileged controls to leading global enterprises, we are and will remain an attractive target for cyber attackers and malicious actors, including insiders, as well as cyber terrorists, sophisticated criminal groups or nation-state affiliated actors. We and certain of our service providers regularly experience cyberattacks and security incidents, and we expect such attacks and incidents to continue in varying degrees. For example, we have experienced attempts at phishing attacks targeting our employees. While, to date, no attacks or incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Further, as we deploy scanning tools in our infrastructure and systems, conduct penetration testing and engage in other threat detection practices, we regularly identify and track security vulnerabilities and security gaps of varying severities. Given the nature of complex systems, software, services and operations like ours and certain of our providers, we are unable to ensure that all vulnerabilities and gaps are mitigated or fixed at all times or to guarantee that effective mitigating measures will be applied before the foregoing can be exploited by a threat actor. Accordingly, we can provide no assurances that our or our providers’ cybersecurity risk management programs and processes, including our applicable controls, policies and procedures, will be fully implemented, complied with or effective in protecting our or our customers’ IT network systems, data, solutions or services.

The operation of our solutions relies at times on third-party software, including open-source and other software, services, networks, environments, and AI tools, which could also serve as an attack vector. Cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of cloud-based solutions expands and as the use of AI increases. In particular, the use of AI enables attackers to become increasingly sophisticated and provides them with tools, advanced techniques and new attack-vectors to circumvent controls, avoid detection, and remove or obfuscate forensic evidence. The techniques used to obtain unauthorized access to systems or sabotage systems or disable or degrade services are continuously evolving and can sometimes be unrecognizable until launched against a target and therefore we may be unable to anticipate these techniques and implement preventative measures. Our security measures, controls and processes might prove insufficient to protect us against any and all attacks. We might inadequately evaluate certain risks and threats, leading to a lack of prioritization. Additionally, there could be a lack of oversight and employee awareness. This means that we may be unable to detect, investigate, contain or recover from future attacks or incidents in a timely or effective manner. Disruptive attacks, such as through ransomware and other extortion-based tactics, that can temporarily or permanently disable operations are increasingly prevalent. For example, we face the risk of malicious third parties injecting malicious code into our solutions’ source code, disrupting our research and development pipelines and production environments and/or using our solutions and network as a point-of-entry to infiltrate our customers’ IT systems. Malicious third parties or insiders may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information through phishing attempts, or otherwise compromise the security of our or our customers’ networks or data. Individuals who are able to circumvent our security measures may misappropriate proprietary, confidential or personal information held by or on behalf of us, disrupt our operations, damage our computers or otherwise damage our business. Additionally, we face ongoing risks due to the increased frequency of sophisticated cyberattacks coordinated by foreign nation-states and other actors. For example, the conflicts between Israel and Hamas, as well as other hostile countries, such as Iran, and Ukraine and Russia may result, and in certain cases have resulted, in a heightened threat environment and create unknown cyber risks, including increased risk of actors against Israeli companies, institutions and governmental bodies, or the proliferation of nation-state capabilities to non-state attack groups.

As many companies continue to provide workers with the ability to operate remotely or in a hybrid environment the attack surface possibilities for cyberattacks against us, our customers, and third-party providers increases due to the challenges associated with managing remote computing assets and security vulnerabilities inherent in many non-corporate and home networks. Material cyberattacks against our Company may also be caused by breaches of our contractors, channel partners, supply chain network, vendors, and other third parties associated with us, which could result from, among other causes, the sophistication of the attackers, human error, and insufficient employee training, or lack of security and compliance oversight and prioritization.

In addition, we have acquired and continue to acquire companies with cybersecurity vulnerabilities and/or unsophisticated security measures, which exposes us and our customers to the risk of a cyberattack on our networks and environments, as well as our solutions.

We and our third-party providers are also vulnerable to information technology system failures, service outages or network disruptions caused by a variety of factors, including pandemics, natural disasters and other catastrophic events (such as increased frequency and severity of storms, earthquakes, flooding, fires, heatwaves or drought), accidents, power disruptions, telecommunications failures, acts of terrorism, wars (including the conflicts between Israel and Hamas and Ukraine and Russia), computer viruses and malware (such as ransomware), outages caused by technical failures or errors in system maintenance or upgrades, or other events or disruptions. System redundancy, data back-ups and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for all eventualities. Cyberattacks, security breaches, service outages and other incidents could result in significant damage to our market position and lead to costly remediation requirements, indemnity claims, legal claims (including class action litigation), regulatory investigations and fines or penalties, as well as the loss of proprietary and confidential data, trade secrets and customers. An actual or perceived failure, disruption, or breach of our network, our operations or privileged account security in our systems could adversely affect the market perception of our solutions, or of our expertise in this field. Moreover, if critical business functions or services from third-party providers are breached and become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms, our ability to manage our operations could be interrupted, our contractual service level commitments could be breached, and our ability to provide timely and adequate maintenance and support services to our customers could be impacted. Any of the foregoing events could have a material and adverse effect on our operations, reputation, financial condition and operating results and expenses.

With the increase in the likelihood and severity of security breaches and the increase in cybersecurity insurance premiums for our customers, negotiations with customers may require us to assume more risk, including higher liabilities with regards to security and data breaches. In addition, we are unable to ensure that any limitations of liability provisions in our customer contracts with respect to our information security operations or our liability would be enforceable, adequate, or would otherwise protect us from any liabilities or damages with respect to any particular claim (including in cases where existing customers purchase new solutions based on previously agreed contractual terms). We also may not be able to adequately recover damages from third parties associated with us, who were involved in a security incident. Additionally, any insurance coverage we may have may not adequately cover any of these claims asserted against us or any related damage and may leave a significant portion of such claims to be directly covered by us. If any of the foregoing were to occur, our business may suffer materially adverse results due to extensive costs, reduced sales, negative share price impacts and/or a host of other consequences affecting our business.

We face intense competition from a wide variety of information security vendors operating in different market segments and across diverse IT environments. This may challenge our ability to maintain or improve our competitive position or to meet planned growth rates.

The information security market in which we operate is characterized by intense competition, constant innovation, evolving customer requirements, advancement in existing solutions, rapid adoption of different technologies and services, and an evolving security landscape.

We compete with both established and emerging companies that offer a broad array of cybersecurity solutions and employ different approaches, delivery models, and technologies. Specifically, our Identity Security Platform and other solutions compete across a variety of markets for solutions or functionalities offered within certain market segments, including, but not limited to:

•	Privileged Access Management (PAM), including Endpoint Privilege Management, such as Delinea and BeyondTrust;

•	Access Management, such as Okta and Microsoft;

•	Secrets Management, such as Hashi Corporation;

•	Machine Identity, such as KeyFactor; and

•	Identity Governance and Administration, such as SailPoint and Saviynt.

The maturity and expansion of the information security market may attract new players, such as large or emerging cybersecurity vendors or those in related domains, to enter markets where we specialize. For example, CrowdStrike, Okta and SailPoint have announced that they are introducing solutions or intend to introduce solutions that provide features and functionality related to the PAM market. As cybersecurity vendors pivot their messaging toward more identity-related use cases, it may create confusion with customers who are evaluating the various alternatives. Given the importance of identity in the attack chain, which is increasing demand for identity security solutions such as ours, larger vendors, including the cloud hyperscalers and large cybersecurity platform vendors, may meaningfully enter the identity security market. These organizations have extensive resources, and competition could impact our business.

Additionally, consolidation among cybersecurity vendors may create an opportunity for our competitors and other cybersecurity vendors to provide a greater breadth of offerings, including more integrations and bundled solutions. If customers trend towards consolidating with a vendor or vendors providing multiple cybersecurity capabilities and we fail to successfully execute our development and sales strategy of delivering our solutions on a framework that can compete effectively against such cybersecurity vendors, this may place us at a competitive disadvantage. Furthermore, organizations continuously evaluate their security priorities and investments and may allocate their information security budgets to other solutions and strategies, including solutions offered by our competitors, and may not adopt or expand the use of our solutions. Accordingly, we may also compete for budget priority, to a certain extent, with other cybersecurity solutions offered by Microsoft, Palo Alto Networks, and CrowdStrike.

In particular, our competitors may enjoy advantages, including greater resources or brand recognition, more experience and longer operating histories, better access to partners, customers or technologies, lower expenses, broader offerings, better customer support or greater cross-selling opportunities. Further, their advanced technology, operational flexibility, or ability to bundle or discount solutions could commoditize our offerings, reducing demand and pricing for our solutions. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. For example, disruptive technologies such as generative AI may fundamentally alter the market for our solutions in unpredictable ways, including impacting customer demand and costs of doing business. Additionally, while we intend to continue incorporating AI and generative AI capabilities into our solutions, if we fail to differentiate ourselves from, or otherwise successfully compete against, other information security vendors that have incorporated AI technology into their solutions, or if we fail to continue to release AI capabilities that our customers find useful, our business, operating results, and financial condition may be harmed. Further, the increasing number of start-up companies that operate in the AI field may provide competitors with a competitive advantage by granting them early access to emerging AI technologies, talent, and intellectual property, including through acquisitions or partnerships. If we are unable to identify, partner with, or acquire such start-ups at the same pace as our competitors, or if our competitors leverage these acquisitions to develop superior solutions or enhance operational efficiencies, our competitive position in the market could be adversely affected.

From time to time, industry analysts may review our solutions either independently or against other cybersecurity solutions offered by our competitors. If we receive unfavorable reviews or a downgrade in our existing accreditation for any reason, this may adversely impact our standing within the industry, market confidence, customer trust, and our ability to attract and retain clients, and could result in diminished market share, impaired customer perception, and a negative impact on our financial performance. Additionally, as the pioneer in the "Identity Security" space, we face a unique risk associated with being at the forefront of a market that lacks a universally accepted definition. The term "Identity Security" is not yet standardized and may be subject to varying interpretations by industry stakeholders, including analysts, customers, and competitors. This ambiguity could lead to the mischaracterization of our solutions, or market positioning by such industry stakeholders, resulting in unfavorable evaluations, reviews, or accreditations, which could negatively affect our reputation, competitive standing, and ability to attract and retain customers.

Our current and potential competitors may also establish collaborations or alliances among themselves or with third parties that may further enhance their resources and capabilities. Our collaborative efforts with our technology partners could also change if they develop and market competitive solutions, thus intensifying the competitive landscape, while adversely affecting our partnership efforts and their resale and marketing of our solutions. If we are not able to compete effectively under these circumstances, this may result in price reductions, fewer orders, reduced renewals, reduced revenue and gross margins, and loss of market share. Any failure to adequately address these factors could seriously harm our business and operating results and may impact our share price.

We may fail to fully execute, integrate, or realize the benefits expected from strategic alliances, partnerships, and acquisitions, which may require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our financial condition and results of operations.

As part of our business strategy and to remain competitive, we continue to evaluate acquiring or making investments in complementary companies, solutions, or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. We may incur significant expenses, divert employee and management time and attention from other business-related tasks and our organic strategy, and incur other unanticipated complications while engaging with potential target companies where no transaction is eventually completed.

If we do complete acquisitions, such as the acquisition of Venafi Holdings, Inc. (Venafi) on October 1, 2024 and the acquisition of Zilla Security Inc. (Zilla) on February 12, 2025 (collectively, Acquisitions), we may not ultimately derive benefits commensurate with the purchase price paid for such acquisitions, strengthen our competitive position or achieve our goals or expected growth, profitability or cash flow generation, and any acquisitions we complete could be viewed negatively by our customers, analysts, and investors, or create unexpected competition from market participants. Additionally, the success of cross-selling newly acquired solutions to our existing customer base is not guaranteed and may depend on our ability to effectively integrate and align these offerings with our customers’ needs. Any integration process may require significant time and resources. We may not be able to manage the integration process successfully, including successfully implementing, scaling, or managing improvements to our systems, processes, and controls in an efficient or timely manner such that we prevent or detect all errors, omissions, or fraud, and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisitions. We could expend significant cash and incur acquisition-related costs and other unanticipated liabilities associated with the acquisitions, the product, or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and its solutions, and potential intellectual property infringement, and there can be no assurances that indemnification rights we may obtain will be enforceable, collectible or sufficient in an amount, scope or duration to fully offset the possible liabilities associated with the acquired business. Any acquisition may involve expansion into businesses that are outside our core competencies and into market segments where we do not have existing expertise, and as a result, we may be unable to achieve the expected benefits. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant. Further, we may not be able to provide the same support service levels to the acquired technology or product that we generally offer with our other solutions.

Additionally, we have and intend to continue to enter into partnerships and strategic alliances. These and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful or provide the intended benefits or return on investment, or advance our business strategy. Partnerships and strategic alliances are subject to a number of risks, including risks related to unanticipated costs and increased long-term expenditures, issues conforming to standards, procedures and contractual requirements, ability to renew or replace existing relationships, issues related to intellectual property rights, misaligned goals, disagreements with partners, and diversion of management’s attention from our existing business. Such risks could harm our reputation, disrupt our business operations, and adversely affect our financial performance. Additionally, if we fail to structure and manage these relationships effectively, our alliance partners may gain access to critical insights, technologies, or market opportunities that enable them to develop competing solutions. This could lead to the erosion of our competitive advantage and market share. Furthermore, if and when we acquire companies that offer solutions overlapping with those we currently market through our strategic partnerships, it could create conflicts with our partners, potentially straining or disrupting these relationships.

 Any of these issues could have a material adverse impact on our business, financial condition and results of operations and may result in a decline in our share price.

If we do not effectively execute our sales and marketing strategies, and expand, train and retain our sales personnel, our business may suffer.

We depend significantly on our sales force and go-to-market organization to execute our sales and marketing strategies, attract new customers, provide positive customer experience, deliver a high level of customer service and support and expand sales to existing customers. Factors such as increased competition, shifts in market dynamics, or unforeseen challenges in customer engagement could impede the successful execution of these strategies.

We are dependent on our ability to train and enable our sales force to adapt to changes to our go-to-market strategy and evolving market trends, effectively position our solutions, differentiate ourselves from competitors or meet our customers’ expectations in terms of performance, ease of use, customer support, and overall user experience. Failure to do so may result in decreased market share, reduced revenue, and hindered business growth. In 2024, we began transitioning our go-to-market strategy from a traditional, siloed, product-specific licensing approach to a solutions-based framework to provide our customers with a unified user experience. Failure to adequately train our sales personnel on the new go-to-market approach may negatively impact our ability to execute or effectively communicate and implement this shift while adapting to evolving market dynamics and customer preferences. Additionally, our failure to successfully operationalize the new solutions-based selling framework, for example in assigning appropriate pricing models for these solutions, may negatively affect our ability to execute our strategic initiatives to grow our business.

Our ability to grow our revenues also depends, in part, on our success in recruiting, training, and retaining enough sales personnel to support our growth. The number of our sales personnel increased from 272 as of December 31, 2023, to 345 as of December 31, 2024. We expect to continue to expand our sales personnel and to do so, we may face a number of challenges in achieving our hiring, retention, and integration goals.

Additionally, the training and integration of a large number of sales personnel in a short time requires the allocation of significant internal resources. Based on our experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. We may not be able to recruit at our anticipated rate or achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past, which may materially and adversely impact our business and results of operations. In addition, significant turnover in our sales, customer success, or marketing organizations, may impact our ability to retain and expand our customers, obtain new customers, or deliver on our revenue, profitability, or cash flow generation goals.

The dynamic regulatory environment around privacy, data protection, and AI may limit our offerings or require modification of our solutions, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business.

Federal, state and international bodies continue to adopt, enact, and enforce new laws and regulations, as well as industry standards and guidelines, addressing cybersecurity, privacy, data protection and the collection, processing, storage, cross-border transfer and use of personal information.

We are subject to diverse laws and regulations relating to data privacy, either directly or indirectly from our customers’ own compliance obligations, including but not limited to the EU General Data Protection Regulation 2016/679 (GDPR), the California Consumer Privacy Act (CCPA), the Health Insurance Portability and Accountability Act as amended by the Health Information Technology for Economic and Clinical Health Act (HIPAA), the U.K. Data Protection Act 2018 (UK DPA), the UK General Data Protection Regulation (together with the UK DPA, the UK GDPR), and, national privacy laws of EU Member States and other laws relating to privacy, data protection, and cloud computing. These laws impose comprehensive data privacy compliance obligations on us in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual. These laws are also evolving rapidly, as exemplified by the recent adoption by the European Commission of a new set of Standard Contractual Clauses, the U.K.’s adoption of its own international data transfer agreement, and the implementation of the California Privacy Rights Act, which expands upon the CCPA, as well as privacy legislation in several other U.S. states, the Cyber Resilience Act, which came into force on December 10, 2024, and the Digital Operational Resilience Act Regulation (EU) 2022/2554 (DORA) which entered into force on January 16, 2023. Compliance with these laws, as well as the efforts required to understand and interpret new legal requirements, require us to expend significant capital and other resources. Our compliance efforts are further complicated by the fact that such laws, regulations and standards around the world may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. We could be found to not be in compliance with obligations or suffer from adverse interpretations of such legal requirements either as directly relating to our business or in the context of legal developments impacting our customers or other businesses, which could impact our ability to offer our solutions, impact operating results, or reduce demand for our solutions.

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

As a company that focuses on identity security with a foundation in Privilege Access Management, our customers may rely on our solutions as part of their own efforts to comply with security control obligations under GDPR, CCPA, HIPAA, DORA and other laws and contractual commitments. If our solutions are found insufficient to meet these standards in the context of an investigation into us or our customers, or we are unable to engineer solutions that meet these standards, we could experience reduced demand for our solutions. There is also increased international scrutiny of cross-border transfers of data, including by the EU for personal data transfers to countries such as the United States, following recent case law and regulatory guidance. This increased scrutiny, as well as evolving legal and other regulatory requirements around the privacy or cross-border transfer of personal data, including potential challenges to the new EU-US Data Privacy Framework, the UK extension to the EU-US Data Privacy Framework, or other cross border data transfer mechanism or data localization requirements implemented in different jurisdictions in which we operate, could increase our costs, result in complaints and/or regulatory investigations or fines, cause us to stop using certain tools or vendors, restrict our ability to store and process data as part of our solutions, or, in some cases, impact our ability to offer our solutions or services in certain jurisdictions, which may adversely affect our business, financial condition and results of operations.

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

Since the CCPA and related legislation went into effect, comprehensive privacy statutes that share similarities with the CCPA are now in effect and enforceable in Virginia, Colorado, Connecticut, and Utah, and similar laws will soon be enforceable in other states.

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

Enactment of further privacy laws in the United States, at the state or federal level, or introduction of new solutions that are subject to additional regulations, including services based on machine learning or AI technologies, as well as ensuring compliance of solutions that we obtained through acquisitions, may require us to expend considerable resources to fulfill regulatory obligations, and could carry the potential for significant financial or reputational exposure to our business, delay introduction to the market and affect adoption rates.

The legal landscape pertaining to machine learning and AI technologies, including generative AI, is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect our use of AI technologies. For example, recent case law from the Court of Justice of the European Union (CJEU) has taken an expansive view of the scope of the GDPR’s requirements around automated decision-making and introduced uncertainty in the interpretation of these rules. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact of future laws, regulations, standards or market perception of such requirements on our business, and we may not always be able to anticipate how to respond to these laws or regulations.

Incorporating third-party AI technologies, including the output of generative AI, into our solutions may expose us to claims of copyright infringement or other intellectual property-related actions. The potential for robust regulation around AI systems may necessitate substantial resources for the design, development, testing, and maintenance of our platform and solutions, including appropriate protections and safeguards for handling the use of customer data with such technologies. AI-related initiatives may attract heightened governmental and regulatory scrutiny, leading to various complications such as litigation, ethical concerns, and privacy and security risks. In Europe, on August 1, 2024, the EU Artificial Intelligence Act (EU AI Act) entered into force, establishing a comprehensive, risk-based governance framework for AI in the EU market, with the majority of the substantive requirements becoming applicable on August 2, 2026. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and fines for breach of up to 7% of worldwide annual turnover. Once fully applicable, the EU AI Act will have a material impact on the way AI is regulated in the EU. The prospect of new laws and regulations may adversely affect our business, reputation, financial results, and our ability to develop and offer AI-driven solutions, while also increasing compliance costs and operational complexities. Further, the uncertain landscape around AI and existing laws and regulations such as the EU AI Act may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, development of appropriate protections and safeguards for handling the use of customer data with such technologies, and additional compliance measures and changes to our operations and processes generally, which may be costly and could impact our expenses. If our solutions are found to have incorporated AI-derived features that behaved or performed unethically, or subjected natural persons to bias, or if we are subject to claims that we or our service providers have failed to comply with new AI laws, even if we are not found liable, we may incur substantial expenses in connection with defending such claims, and our reputation and business could be adversely affected.

If there are claims against us that we or our service providers have breached our contractual obligations or failed to comply with applicable privacy, and data protection laws, such claims, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. As a data processor, we are required to process customer data only on the documented instructions of our customers. If we acted outside of these instructions, we could face regulatory consequences. In addition to litigation, we could face regulatory investigations, including assessment notices (for compulsory audit), negative market perception, orders to cease/change our data processing activities, potential loss of business, litigation expenses, enforcement notices and/or fines (which, for example, under GDPR / UK GDPR can be up to 4% of global turnover for the preceding financial year or €20 million / £17.5 million, whichever is higher). As we are subject to the supervision of the relevant data protection authorities under multiple legal regimes (including both the GDPR and UK GDPR), we could be fined under those regimes independently in respect of the same breach.

The highly competitive cybersecurity labor market has made it a challenge to attract and retain qualified personnel. As the industry rapidly evolves, if we are unable to hire, retain, motivate and upskill qualified personnel, our business will suffer.

Our success depends, in part, on our ability to effectively attract and retain highly skilled personnel in a timely manner. The intense competition in the cybersecurity labor market has led to greater difficulty and rising costs in securing top tier talent. For example, shifts in industry demand for AI or other technological advancements may heighten competition for specialized expertise, making it challenging for us to secure top-tier talent; additionally, attracting, hiring and retaining talent to maintain both emerging and our legacy solutions may present challenges. We have experienced, and may continue to experience, hiring difficulties, high employee turnover, increased costs and longer recruitment cycles, all of which may impact our productivity, ability to meet customer expectations and overall profitability. Many corporations and startup companies may have greater resources and more flexible compensation structures for talent acquisition, which may not be available to us. Our compensation includes various equity-based incentives, such as RSUs (defined below) and our ESPP (defined below). Market volatility, including fluctuations in the share prices of technology companies, or poor stock performance may affect employee retention and our ability to attract new talent. Our inability to attract or retain qualified personnel or delays in doing so could significantly harm our business, operational performance, and financial condition. Furthermore, hiring employees who previously worked for our competitors may expose us to claims of improper solicitation or misappropriation of proprietary information, which could lead to legal disputes and potential liability.

To address these challenges and support our business goals, we have expanded our workforce, including by engaging external service providers, some of which are involved in our core solution development. If we are unable to retain these personnel at a sufficient rate, or if our relationship with such service providers deteriorates or ends prematurely, our ability to achieve our goals and meet customer expectations may be materially adversely affected.

Additionally, we believe that our corporate culture has been, and will continue to be, a key advantage in our success and our ability to retain highly skilled personnel. As we grow and adapt to the evolving industry landscape, maintaining our corporate culture may become increasingly difficult. Failure to do so, or adverse perceptions of any efforts we have in place to maintain our corporate culture or otherwise manage human capital matters, could negatively affect our brand and reputation, as well as our ability to attract and retain both customers and employees.

Adapting our workforce to ongoing changes in the business environment is also critical to sustaining our competitive position. Changes within our executive team may be disruptive to our business operations and impact its ability to attract and retain top talent and execute sales and marketing strategies. If we are unable to successfully manage leadership transitions and integrate key personnel and new executives into our team, our business, financial condition and operational results may be adversely affected.

Risks related to AI technology may present both legal and business challenges that could adversely affect our business and operating results.

We have integrated, and plan to continue integrating, AI technology into our operations and solutions, including leveraging AI-driven assistance in our Identity Security Platform for streamlined identity management, threat detection, and response automation. This presents various risks and challenges that could negatively impact our business and create unforeseen liabilities.

Market acceptance of AI technologies remains uncertain, and our investments may not prove commercially viable or yield adequate returns. Disruptions, latency or failure in our AI systems or infrastructure could result in delays or errors in our offerings. Development, testing, deployment and maintenance of AI technologies may require significant resources and increase operating costs, with no guarantee of success. Our competitors may use AI technologies more effectively, and we may encounter difficulties in successfully implementing or marketing our AI technologies. Furthermore, failure to leverage AI advancements in a timely manner may disadvantage us compared to industry peers, potentially impacting our financial performance and market position. We also face risks related to regulatory scrutiny, contractual obligations, ethical, technical or compliance concerns that could erode public confidence, damage our reputation, slow adoption or demand for our AI-enhanced solutions, and adversely affect our business and operations.

As AI technologies evolve, maintaining operational efficiency and competitiveness increasingly depends on our workforce’s timely adoption and effective use of AI tools and processes. Failure to do so may prevent us from realizing the anticipated benefits, leading to higher operational costs, reduced productivity, and missed opportunities for efficiency gains. Additionally, the use of AI technologies by our workforce introduces potential security risks, including cybersecurity breaches, unauthorized exposure of confidential information, misuse of third-party intellectual property and other intellectual property ownership disputes. AI inaccuracies could also lead to errors in our decision-making and operations, which could negatively impact our business, operating results and financial condition.

Further, the intellectual property ownership and licensing rights surrounding AI technologies, as well as data protection laws related to the use and development of AI, are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our solutions or by our workforce may expose us to claims of copyright infringement or other intellectual property misappropriation, by third parties, which may require us to pay compensation or licensing fees. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property from unauthorized use. Moreover, some open-source software that we use incorporate or rely on generative AI or other AI technologies, which could expose us to risks related to intellectual property infringement claims by other third parties.

The rapid advancement of, and evolving legal and business landscapes surrounding, AI technologies, introduce many uncertainties regarding its long-term implications. Our failure to effectively manage these risks could materially impact our operations, financial performance, reputation, and growth strategy.

We increasingly rely on third-party providers of cloud infrastructure services to deliver our SaaS solutions to customers, and any disruption of or interference with our use of these services, including any outage or security incidents, could adversely affect our business.

Our SaaS solutions are hosted by and dependent upon third-party providers of cloud infrastructure services (Cloud Service Providers), primarily Amazon Web Services (AWS). We do not have control over the operations or the facilities of the Cloud Service Providers that we use. If any of the services provided by the Cloud Service Providers fail, become unavailable, or experience service degradation due to earthquakes, flooding, fires, heatwaves, power loss, telecommunication failures, natural disasters and other catastrophic events, extended outages, cyberattacks, or other interruptions or similar events, our ability to operate our platform and deliver our SaaS solutions to customers could be materially negatively impacted, and the quality or perception of the quality of our solutions could be diminished, which may result in a decrease in revenues, damage to our reputation, contractual liability, including for failure to meet service level agreements, regulatory actions and interruption of our ability to manage our finances and our processes for managing sales of our offerings. If we are unable to rapidly and cost-effectively substitute one Cloud Service Provider with another in circumstances of a failure or unavailability, or maintain or renew our agreements with our Cloud Service Providers on commercially reasonable terms, or we need to add new Cloud Service Providers to increase capacity and uptime, we could experience interruptions, downtime, delays, and additional expenses related to transferring to and providing support for these new platforms. Any of the above circumstances or events may harm our reputation and brand, expose us to liability, reduce the availability or usage of our platform or services, and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

Delivery of our SaaS solutions to our customers and operation of our platform depends on the ability of data centers and cloud infrastructure to allow for our customers’ configuration, architecture, features and interconnection requirements and other specifications. Any limitation on the availability and/or capability of these data centers or cloud infrastructure to meet or maintain such specification requirements could impede our ability to onboard new customers or expand the usage of our existing customers, host our platform and services, or serve our customers, any of which could adversely affect our business, financial condition and results of operations.

If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell, and distribute our solutions will be limited, and our business, financial condition, and results of operations will be harmed.

We rely on our channel partners to market, sell, support, and implement our solutions. We expect that indirect sales through our channel partners will continue to account for a significant percentage of our revenue for the foreseeable future. Further, we cooperate with advisory firms in marketing our solutions and providing implementation services to our customers, in both direct and indirect sales. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers information security solutions from other companies, including solutions that compete with our solutions.

If our channel partners do not effectively market, sell (including the cross-selling of newly acquired solutions, for example, as a result of the Acquisitions) and implement our solutions or choose to use greater efforts to market, sell and implement their own solutions or the solutions of our competitors or adjacent security solutions, our ability to grow our business will be adversely affected. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of key channel partners, the inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solutions to customers, fails to appropriately implement our solutions, or violates applicable laws, and, in addition, this may result in termination of such partner’s agreement and potentially curb future revenues associated with this channel partner and their customer base. Under some circumstances, the illegal or unethical actions of channel partners could be imputed to us, creating a risk of civil and criminal liability, along with the substantial costs of investigating and defending such a case. If we are unable to maintain our relationships with channel partners or otherwise develop and expand our indirect sales channel, or if we are unable to train our channel partners to independently sell, install and support our solutions, or if our channel partners fail to perform, our business, financial condition and results of operations could be adversely affected.

Our quarterly results of operations could fluctuate due to a number of factors, including sales execution from quarter to quarter, seasonality, or other factors. These factors could impact our revenues, ARR, operating results, and cash flows, and we may fail to meet publicly announced financial guidance or other expectations about our business, which could adversely affect our share price.

We offer our customers multiple software and delivery models, including SaaS, self-hosted subscriptions, and perpetual licenses, whose revenues are recognized differently based on the composition of the selected offering. In 2024, the majority of our annualized software bookings were subscriptions or recurring revenue, and only a declining, single-digit, percentage of our annualized bookings were from perpetual licenses. The mix of our SaaS and self-hosted subscriptions, the mix of subscription and perpetual bookings and the duration of self-hosted subscriptions in any given quarter may be difficult to predict and may cause trends in revenue recognition to lag those in bookings, potentially causing us to fall short of investor expectations for revenue and profitability metrics, even while meeting or exceeding periodic booking targets. In addition, due to our ongoing introduction of new solutions and features to meet market demands, our teams may have difficulty selling, supporting, developing and maintaining multiple license models, environments and code bases which may negatively impact our operations, such as in sales execution, customer experience, or efficiencies of scale.

A meaningful portion of our quarterly bookings is typically generated through transactions of significant size. In addition, purchases and renewals of our solutions and services often occur at the end of each quarter. This sales pattern exposes us to risk, as any delays, slippage of deals, or unforeseen circumstances affecting the timely issuance of such purchase orders by our customers could have a disproportionately adverse impact on our financial performance.

In addition, we experience quarterly and annual seasonality in our sales, demonstrated by increased sales in the third month of each quarter relative to the first two months, and increased sales in the fourth quarter of each year. The timing in which SaaS deals close may further exacerbate the seasonality impact on reported revenues due to the impact of ratable revenue recognition. In addition, our sales process can be intensely competitive, and our sales cycle can last several quarters from proof of concept to the actual sale and could potentially be impacted by numerous factors including increased visibility and scrutiny by our customers around business continuity planning, disaster recovery and cyber resiliency as a result of high profile cybersecurity and disaster recovery incidents within the broader software market and with cybersecurity competitors in particular. At times, sales have occurred in an earlier or later quarter than anticipated, and some sales opportunities that were expected to close did not close at all. A failure to close a large transaction in a particular quarter may adversely impact our revenues in that quarter and in subsequent quarters. Closing an exceptionally large transaction in a certain quarter may disproportionately increase our revenues in that quarter, which may make it more difficult for us to meet growth rate expectations in subsequent quarters. Even if we close a sale during a given quarter, we may be unable to recognize the revenues derived from such sale during the same period due to revenue recognition accounting standards. Likewise, due to payment terms, net cash provided by operating activities is impacted by the timing of sales within a quarter, and may not be collected in that quarter, which could impact the net cash provided by operating activities for that period. Furthermore, our ARR may fluctuate depending on our ability to close transactions and the size of transactions, among other factors. As a result of the foregoing, the timing of closing sales cycles and the associated revenue from such sales can be difficult to predict and may cause us to miss our guidance or fall short of market expectations. This may result in a decline in the price of our ordinary shares.

In addition, our financial condition and results of operations may vary and continue to fluctuate as a result of a number of other factors, many of which may be outside of our control or difficult to predict, including the amount and timing of our operating costs and cash collection, which may change also as a result of fluctuations in foreign currency exchange rates or changes in taxes or other applicable regulations, the ability of our support and customer success operations to keep pace with sales to new and existing customers and the expansion of our solution portfolio, our ability to successfully expand our business globally, our ability to successfully integrate any newly acquired business or company, the introduction of new accounting pronouncements or changes in our accounting policies or practices, and geopolitical, economic, or regional instability, including the ongoing war between Israel and Hamas. Any of these factors may result in significant fluctuations in our financial condition and operating results, which could result in our failure to meet our operating plan or the expectations of investors or analysts for any given period, causing the market price of our ordinary shares to be negatively impacted.

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

A portion of our revenues is generated by sales to U.S. and foreign federal, state, and local governmental agency customers, and we may increase sales to government entities in the future. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale, or imposing terms of sale which are less favorable than the prevailing market terms. Government demand and payment for our solutions may be impacted by public sector budgetary cycles and funding authorizations, funding reductions, government shutdowns or delays, or shift in government policies and priorities, adversely affecting public sector demand for our solutions. The foregoing may be intensified due to macroeconomic impacts. Additionally, for purchases by the U.S. government, the government may require certain solutions to be developed or maintained in the United States and other high-cost locations, and we may not develop or maintain all solutions in locations that meet the requirements of the U.S. government. Finally, some government entities require solutions such as ours to comply with certain technical or security requirements or standards or be certified by industry-approved security agencies as a pre-condition of purchasing them, for example authorization from the Federal Risk and Authorization Management Program (FedRAMP) or compliance with Cybersecurity Maturity Model Certification 2.0. We cannot guarantee we will be successful in meeting or attaining such requirements, standards or certifications. Even if achieved, the process (including maintenance thereof) may be expensive and time-consuming. While we have obtained FedRAMP authorization for certain of our SaaS solutions, the grant and maintenance of such certifications depend on the then-current requirements of the certifying agency and our ability to meet them. We cannot be certain that any certificate will be granted, remain in effect or renewed, or that we will be able to satisfy the technological and other requirements to maintain certifications. The loss or suspension of any of our current certificates, or the failure to obtain new ones, could result in the imposition of various penalties, reputational harm, loss of existing customers, or could deter new and existing customers from purchasing our solutions, any of which could adversely affect our business, operating results or financial condition.

Economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in information security, which in turn is dependent upon their overall economic health and the strength of the broader macroeconomic environment. Uncertain economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations (including rising interest rates), exchange rate fluctuations, tariffs or other trade restrictions or inflation, and the potential for regional or global recessions, could cause a decrease in corporate spending on cybersecurity software. Other matters that influence customer confidence and spending, such as political unrest, changes in laws, regulations or policies in the new U.S. administration, public health crises, terrorist attacks, armed conflicts, rising energy costs, natural disasters and other catastrophic events, could also negatively affect our customers’ spending on our solutions. For example, we are currently operating in a period of economic uncertainty. While interest rates have begun to decline and inflation is significantly lower than in past quarters, the U.S. has recently experienced increased costs of labor, capital, employee compensation, consumer debt, and other similar effects, as well as great uncertainty surrounding the implementation of new tariffs by the U.S. and retaliatory tariffs by targeted countries. If conditions in the national and global economy do not continue to improve or instead worsen, our current and potential customers’ operating costs will likely increase, which could result in reduced operating and information technology budgets or delayed purchase decisions. Since a significant portion of our operations are based in Israel, hostilities within the region, including due to the war between Israel and Hamas, as well as any political uncertainty or reform, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. In addition, economic instability within areas experiencing armed conflicts can and has resulted in sanctions that restrict the selling or importing of goods, services, or technology in or from certain regions. Political instability could further exacerbate macroeconomic uncertainty on a global scale, including within specific revenue-generating industry verticals. Furthermore, due to political uncertainty, geopolitical unrest, and international military actions, we and the third parties upon which we rely may be vulnerable to a heightened risk of security breaches, cyberattacks, and other disruptions that could materially impact our systems, operations, and supply chain. Our international operations also involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention from our management. A significant portion of our business operations are concentrated in core geographic areas, and economic downturns in these areas could severely affect our business operations. In addition, some of our business operations depend on emerging markets that are less resilient to fluctuations in the global economy.

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

We have incurred net losses and may not be able to generate sufficient revenue to achieve and sustain profitability, which may also impact our ability to expand our cash flow generated by operating activities.

We have incurred net losses of $66.5 million and $93.5 million in the years ended December 31, 2023 and 2024, respectively, and anticipate our cash flow from operating activities could fluctuate. Our ability to generate cash flow from operating activities as a subscription company will depend on the combination of our success in retaining high renewal rates with our customers, expanding sales with our existing customers, generating sales from new customers and executing and collecting annual or multi-year contracts which are paid for up front. We cannot be certain we will achieve the required renewal rates, increase sales from existing and new customers nor generate or collect based on the contract terms for the sales, which will improve our cash flow from operating activities or deliver sustainable profitability. In addition, due to our continued investment in the growth of our business, we expect our operating expenses to increase over the next several years as we hire additional personnel, retain existing personnel in a competitive market and continue to enhance our solutions and identity security platform and deliver new services to the market. Any failure to increase our revenue could prevent us from achieving profitability or maintaining or increasing cash flow from operating activities on a consistent basis. In addition, we may have difficulty achieving profitability under U.S. GAAP due to share-based compensation expense and other non-cash charges. If we are unable to navigate these challenges as we encounter them, our business, financial condition, and operating results may suffer.

We are subject to a number of regulatory and geopolitical risks associated with global sales and operations, which could materially affect our business.

We are a global company subject to varied and complex laws, regulations, and customs. The application of these laws and regulations to our business is often unclear, subject to interpretation and may, at times, conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices or solutions, resulting in reduced revenue and profitability. Furthermore, business practices in the global markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. Further, there may be higher costs of doing business globally, including costs incurred by maintaining office space, securing adequate staffing, and localizing our contracts.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•	failure to fully comply with various global data privacy and data protection laws;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•
social, economic and political instability, war, civil disturbance or acts of terrorism, conflicts (including the conflicts in the Middle East, for example between Israel and Hamas), security concerns, and any pandemics or epidemics;

•	noncompliance with the U.S. Federal requirements which mandate management and auditor reports on the effectiveness of our internal control over financial reporting (such as the Sarbanes-Oxley Act);

•	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

•	noncompliance with certain anti-bribery laws or unfair or corrupt business practices in certain geographies;

•
certain of our activities and solutions are subject to U.S., European Union, Israeli, and possibly other export and trade control and economic sanctions laws and regulations, which have and may additionally prohibit or restrict our ability to engage in business with certain countries and customers or distribute or implement our solutions in certain countries. If the applicable requirements related to export and trade controls change or expand, including as a result of future relationships between the U.S. and various other countries, if we change the encryption functionality in our solutions, or if we develop other solutions, or export solutions from/to certain jurisdictions, we may fail to comply with such regulations or may need to satisfy additional requirements or obtain specific licenses to continue to export our solutions in the same global scope;

•	changes in tax regulations and uncertain tax obligations and effective tax rates may impact our financial results or result in changes in the valuation of our deferred tax assets and liabilities;

•	new and developing laws and regulations, and compliance with, and uncertainty regarding, laws and regulations that apply or may in the future apply to our business;

•	reduced or uncertain protection of intellectual property rights in some countries; and

•	management communication and integration problems resulting from cultural and geographic dispersion.

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

Intellectual property claims may increase our costs or require us to cease selling certain solutions, which could adversely affect our financial condition and results of operations.

The information security industry is characterized by the existence of a large number of relevant patents and frequent claims and litigations regarding patents and other intellectual property rights. Leading companies in the information security industry have extensive patent portfolios. In addition, the scope of copyright protection and other legal protections for intellectual property generated by certain new technologies, such as generative AI, is uncertain. From time to time, third parties have asserted, and in the future may assert, their patent, copyright, trademark, and other intellectual property rights against us, our channel partners, or our customers. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property rights pursuant to our agreements with our customers and channel partners. Such indemnification provisions are customary in our industry. We cannot ensure that we will have the resources to defend against such claims. Successful claims of infringement or misappropriation by a third party against us or a third party that we indemnify, could prevent us from distributing certain solutions or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing, or using solutions that are alleged to infringe or misappropriate the intellectual property of others, to expend additional development resources to attempt to redesign our solutions or otherwise to develop non-infringing technology, to enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights, and to indemnify our customers and channel partners (and parties associated with them). The failure to obtain a license or the costs associated with any license could cause our business, results of operations, or financial condition to be materially and adversely affected. Defending against claims of infringement, regardless of their validity, or being deemed to be infringing the intellectual property rights of others could be very expensive and time-consuming to defend, harm our reputation, and impair our ability to innovate, develop, distribute, and sell our current and planned solutions.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar. In 2024, most of our revenues were denominated in U.S. dollars and the remainder was primarily in Euros and British pounds. In 2024, most of our cost of revenues and operating expenses were denominated in U.S. dollars and New Israeli Shekels (NIS) and the remainder primarily in Euros and British pounds. Our foreign currency-denominated expenses consist primarily of personnel, facilities and travel costs. The exchange rates between the U.S. dollar and foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. Since the portion of our expenses denominated in NIS and British pounds is greater than our revenues in NIS and British pounds, respectively, any appreciation of the NIS or the British pound relative to the U.S. dollar could adversely impact our operating results. In addition, since the portion of our revenues denominated in Euros is greater than our expenses in Euros, any depreciation of the Euro relative to the U.S. dollar could adversely impact our operating results. Furthermore, a strengthening of the U.S. dollar could increase the cost in local currency of our software and renewals to customers outside the United States, which could adversely affect our business, results of operations, financial condition and cash flows. We periodically evaluate the various currencies to which we are exposed and, as appropriate, enter into hedging transactions designed to reduce or eliminate certain currency exchange rate impacts. We cannot guarantee that our hedging activities will effectively protect us from adverse impacts from currency exchange rate fluctuations. Hedging may expose us to liquidity constraints that may limit our ability to adjust or exit positions, and potential losses if market conditions change unexpectedly or if hedging instruments do not perform as anticipated. Furthermore, the costs associated with hedging, regulatory requirements, and accounting complexities may negatively impact our financial results and operational flexibility. In addition, we have monetary assets and liabilities that are denominated in non-U.S. dollar currencies. For example, we have a significant NIS-linked liability related to our operating leases in Israel. As a result, significant exchange rate fluctuations could have a negative effect on our net income.

If our solutions fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our solutions that enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that to continue for the foreseeable future. Governments and other customers may require our solutions to comply with certain privacy, security or other certifications and standards with respect to those solutions utilized by them as a control demonstrating compliance with government regulations and industry standards. We have maintained SOC 2 and SOC 3 accreditation for multiple solutions since 2019 and 2022, respectively. Additionally, we have maintained the ISO 27001 annual certification since April 2017 and attained ISO 27018 certification in 2023. The main modules of our Privilege Access Management self-hosted solution (Vault, PSM, PSMP, CPM and PVWA) are Common Criteria certified for the Dutch Scheme (NSCIB) and the American Scheme (NIAP), supporting federal agencies. We are also in the process of seeking authorization from FedRAMP, for certain SaaS solutions. However, we are unable to guarantee that we will achieve such authorizations in a timely manner, or at all, or maintain compliance with them once they have been achieved. If our solutions are late in achieving or failing to achieve or maintain compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our solutions to such customers, or may otherwise be at a competitive disadvantage, either of which would harm our business, results of operations, and financial condition.

Additionally, industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses, including in connection with AI. If we are unable to adapt our solutions to changing government regulations and industry standards in a timely manner, or if our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our solutions and could switch to solutions offered by our competitors. In addition, if government regulations and industry standards related to information security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses and may be less willing to purchase our solutions. In either case, our sales and financial results would suffer.

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

As of December 31, 2024, we had 189 issued patents in the United States and 46 pending U.S. patent applications. We also had 92 issued patents and 13 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to complete all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not be approved, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. Finally, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our solutions) to execute written agreements in which they assign to us their rights, if such exist, in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property. We cannot be certain that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims under certain circumstances in relevant jurisdictions. Litigating claims related to the enforcement of intellectual property rights is very expensive and can be burdensome in terms of management time and resources. Any litigation related to intellectual property rights or claims against us could result in loss or compromise of our intellectual property rights or could subject us to significant liabilities. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents, we rely on trade secret rights, copyrights and other rights to protect our unpatented proprietary intellectual property and technology. Unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our solutions or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners, subcontractors and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot be certain that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. In addition, the laws of some foreign countries where we sell our solutions do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States. If we are unable to protect our intellectual property, we may find ourselves at a competitive disadvantage to others who do not incur the additional expense, time and effort to create the innovative solutions nevertheless benefiting from such innovation due to misappropriation.

Our use of open-source software, third-party software, and other intellectual property may negatively affect our ability to offer our solutions and expose us to litigation or other risks.

We integrate certain open-source software components from third parties into our software, and we expect to continue to use open-source software in the future. Some open-source software licenses require, among other things, that users who distribute or make available as a service, open-source software with their own software solutions, add appropriate copyright notices and disclaimers, publicly disclose all or part of the source code of the users’ developed software or make available any derivative works of the open-source code under open-source license terms or at no cost. Our efforts to use the open-source software in a manner consistent with the relevant license terms that would not require us to disclose our proprietary code or license our proprietary software at no cost may not be successful. We may face claims by third parties seeking to enforce the license terms applicable to such open-source software, including by demanding the release of our proprietary source code, or we may face termination of such licenses if the owner of the open-source software asserts that we are in breach of its license terms. In addition, if the license terms for the open-source code change or the license is terminated, we may be forced to re-engineer our software or incur additional costs. In addition, open-source software typically comes without warranties or indemnities from the owner, whereas we are expected to offer our customers both. Accordingly, if there were technical problems with open-source software that we used in our solutions, or if such open-source software infringed third-party intellectual property rights, we could have a warranty obligation or infringement indemnity obligation to our customer without a corresponding warranty or indemnification obligation from the owner of the open-source software. In addition, regardless of the validity of claims against us, our business, financial condition, and results of operations could be harmed by litigation and defense costs, payment of damages, the disclosure of our source code, additional expenditure to enter into royalty or licensing agreements, and additional expenses and research and development time to render existing solutions non-infringing.

We have no assurance that any open-source software that we use in our solutions and any patch will be free from vulnerabilities or malicious code. While customary in the industry, our use of open-source software and third-party software in our solutions may expose us, and our customers using our solutions, to additional vulnerabilities and security breaches, which may result in significant adverse impacts on us and our customers, especially if such open-source software or third-party software is not maintained by its authors.

Further, some of our solutions include other software or intellectual property licensed from third parties, and we also use software and other intellectual property licensed from third parties for our own business operations. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. There can be no assurance that the licenses we use will be available on acceptable terms, if at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new solutions, and could otherwise disrupt our business, until equivalent technology can be identified, licensed, or developed.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and our shareholders may lose all or part of their investment.

From January 2022 through January 2025, our ordinary shares have traded on the Nasdaq Global Select Market (Nasdaq) at a price per share between a range of $107.33 and $375.5. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our results of operations and the results of other similar companies;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our solutions or in our pricing models;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	speculation in the press or the investment community;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets;

•	any merger and acquisition activities; and

•	general economic and market conditions.

In addition, the stock markets have experienced price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance, and may affect our ability to access new capital, which may materially harm our liquidity, and limit our ability to grow our business. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we are involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which could materially and adversely affect our business.

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

As a foreign private issuer whose ordinary shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain rules of Nasdaq. See “Item 16G. Corporate Governance” for a summary of the significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on Nasdaq, which may result in less protection for, or limit the information available to, our shareholders.

In addition, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material non-public information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which our shareholders are entitled as investors. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies. Because of these exemptions for foreign private issuers, our shareholders do not have the same information generally available to investors holding shares in public companies that are not foreign private issuers.

We may raise additional capital through equity or debt financing, which could dilute existing shareholders, or change our financial risk profile, and potentially reduce the market price of our ordinary shares.

To support our operations, growth, and liquidity needs, we may issue additional ordinary shares, convertible securities, or debt instruments, including drawing on or expanding our revolving credit facility. Our revolving credit facility imposes certain financial and operational restrictions, including limitations on incurring additional debt, and compliance with financial covenants such as liquidity requirements. If we fail to meet these obligations, we could face higher borrowing costs, reduced access to credit, or even a default requiring immediate repayment. These restrictions may also limit our flexibility in pursuing strategic initiatives, acquisitions, or other business opportunities. Furthermore, elevated interest rates or adverse credit market conditions could increase our borrowing costs, making debt financing more expensive. Additionally, future issuances of ordinary shares or convertible securities could dilute shareholders and impact our share price. In addition, issuing additional ordinary shares or raising money through a convertible bond or other equity-linked instrument may cause the market price for our shares to decline.

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

Generally, if for any taxable year, after the application of certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (Code), we would be characterized as a “passive foreign investment company” (PFIC), for U.S. federal income tax purposes under the Code. Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2024. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them.

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “U.S. shareholder” with respect to each controlled foreign corporation (CFC), in our group (if any). If our group includes one or more U.S. subsidiaries (as has been the case for 2024), certain of our non-U.S. subsidiaries will be treated as CFCs regardless of whether we are treated as a CFC. A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual who is a U.S. shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will be able to assist holders of ordinary shares in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any holder of ordinary shares should be treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign controlled CFCs. U.S. investors are strongly advised to consult their own tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

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

For example, the recent Inflation Reduction Act enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations (which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded (or deemed funded) by certain United States affiliates). In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti-Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes will have on our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” In October 2021, 137 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with global revenue of at least €750 million in at least two years out of the four previous years). Taxpayers in scope should calculate their effective tax rate according to the relevant rules in each jurisdiction, which are essentially based on the OECD model rules, for Pillar Two. According to the model rules provisions for relevant jurisdictions they should pay top-up tax on the difference between their effective tax rate per jurisdiction and a 15% minimum tax rate. In addition, such taxpayers will be subject to compliance requirements in the relevant jurisdictions.

A temporary relief from the scope of Pillar Two effective tax rate calculations is provided for jurisdictions in which the multinational enterprise operates, if it can be demonstrated that the specific jurisdiction satisfies one of three “safe harbor” tests during a “transitional period” (2024-2026).

The agreement reached by 137 of the 140 members of the OECD BEPS Inclusive Framework targeted law enactment to take effect in 2023 with applicability from fiscal years beginning on or after December 31, 2023. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules with commentary to those rules released in March 2022 and administrative guidance published in February 2023 and July 2023. The model rules commentary and guidance allow the OECD BEPS Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. Israel is one of the 137 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate and has recently announced it would implement some parts of Pillar Two commencing January 1, 2026, specifically the Qualified Domestic Top Up Tax, which would require in scope Israeli companies to supplement Israeli corporate tax if their effective tax rate as computed under the rules of Pillar Two is below 15%. As the two-pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations, including the impact on Preferred Technological Enterprises currently eligible for reduced corporate tax rate of 12%, is uncertain. Further, given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact and potentially increase our future effective tax rate.

In addition, our U.S. subsidiaries may be subject to the base erosion and anti-abuse tax (BEAT) from 2025 onward. The BEAT operates as a minimum tax and generally is calculated as a percentage (10% for certain taxable years before 2026 and 12.5% thereafter) of the “modified taxable income” of an “applicable taxpayer.” Modified taxable income is calculated by adding back to a taxpayer’s regular taxable income the amount of certain “base erosion tax benefits” with respect to certain intercompany payments made to non-U.S. affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds a taxpayer’s regular corporate income tax liability (determined without regard to certain tax credits) and only in years in which the “base erosion percentage” exceeds a specified percentage. If applicable in any given year, the BEAT may significantly increase the tax liability of our U.S. subsidiaries for such year.

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

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel, including conflicts with Hamas and other conflicts in the region, as well as political and economic instability in Israel, may adversely affect our operations and limit our ability to market our solutions, potentially leading to a decrease in revenues.

Our headquarters, certain members of our Board of directors and management, most of our research and development activities, and other significant operations are located in Israel. We may be negatively impacted by regional instability, political, economic and security conditions, or conflicts in Israel and the surrounding region. Any political instability, terrorism, armed conflicts, reserve mobilization, cyberattacks, boycotts, direct or indirect sanctions and restrictions, or other hostilities involving Israel, or any other disruption or reduction in trade between Israel and its partners, could adversely affect our operations.

Following the October 7, 2023 attacks by Hamas, Israel declared war against Hamas and has since been involved in military conflicts with Hamas, Hezbollah, Iran, and their proxies, including the Houthi movement in Yemen and armed groups in Iraq. Additionally, following the fall of the Assad regime in Syria, Israel has conducted targeted military operations against Syrian, Iranian and Hezbollah-linked assets. While certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), there is no assurance that these agreements will be upheld. Hostilities persist at varying levels, and the situation remains volatile, with a risk of escalation into broader regional conflict involving additional terrorist organizations and countries.

While our facilities have not been damaged during the current conflicts, the hostilities have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, which could disrupt our operations and supply chains. Our commercial insurance excludes war and terrorism-related losses, and while the Israeli government currently provides compensation for certain direct damages, there is no assurance that this support will continue or be sufficient. Additionally, as an Israeli company, we face an increased risk of cyberattacks on our IT networks and those of our supply chain partners, particularly during wartime. This could lead to increased costs, threats to employee safety, operational challenges, and financial losses.

The continuation of these hostilities, along with broader macroeconomic challenges, has contributed to a decline in certain indicators of Israel’s economic standing, including, a downgrade in Israel’s credit rating by rating agencies. These developments may negatively impact Israel’s economy or financial conditions and may also impair our ability to effectively conduct our operations.

The global perception of Israel and Israeli companies, influenced by the actions of international judicial bodies, may lead to increased sanctions, boycotts, business restrictions or other negative measures against Israel, and Israeli companies. If these efforts become widespread, along with any current or future rulings from international tribunals against Israel, this could materially and negatively impact our business operations.

Prior to the October 2023 war, the Israeli government pursued judicial reforms and has recently renewed these efforts. In response, individuals, organizations, and institutions, both in and outside of Israel have voiced concerns about potential negative impacts on the business environment in Israel. These reforms could also lead to political instability or civil unrest. If implemented, they may have an adverse effect on our business, results of operations, and our ability to raise funds.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We were granted an Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (Investment Law). In the past, we elected the alternative benefits program, pursuant to which income derived from the Approved Enterprise program was tax-exempt for two years and enjoyed a reduced tax rate of 10.0% to 25.0% for up to a total of eight years, depending on the percentage of foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises under the Investment Law. In March 2013, we notified the Israel Tax Authority that we applied the new tax Preferred Enterprise regime under the Investment Law instead of our Approved Enterprise and Benefited Enterprise. Accordingly, we were eligible for certain tax benefits provided to Preferred Enterprises under the Investment Law. If we do not meet the conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended, for the Preferred Enterprise, any of the associated tax benefits may be cancelled, and we would be required to repay the amount of such benefits, in whole or in part, including interest and CPI linkage (or other monetary penalties). Starting from 2017, we were recognized as eligible for the Technological Preferred Enterprise regime, a sub-category of the Preferred Enterprise regime, which grants enhanced tax benefits to enterprises with significant research and development activities. In the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income could be subject to regular Israeli corporate tax rates, which could negatively affect our financial condition and results of operation. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities may not be eligible for inclusion under future Israeli tax benefit regimes.

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

Our History

CyberArk Software Ltd. was founded in 1999 with the vision of protecting high-value business data and pioneering our Digital Vault technology. That same year, we released our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provided a secure platform that enabled our customers’ employees to share sensitive files. From there, we evolved our offering into a comprehensive solution to secure identities anchored on PAM. In 2005, we introduced our PAM Solution, upon which we built our leadership position in the PAM market, providing critical security controls that protect high-level and high-value access across an organization. On September 23, 2014, we listed our ordinary shares on the Nasdaq Stock Market LLC (Nasdaq). In addition to investing in organic research and development, in 2015 we began to execute a merger and acquisition strategy and acquired Viewfinity, Inc., a provider of Windows least privilege management and application control software, as well as Cybertinel Ltd., a cybersecurity company specializing in cyber threat detection technology. In May 2017, we acquired Conjur Inc., a provider of DevOps security software. In May 2020, we acquired IDaptive Holdings, Inc., an Identity as a Service (IDaaS) provider. In March 2022, we acquired Aapi.io, a provider of no-code application integration and workflow automation solutions, and in July 2022, we acquired C3M, LLC, a provider of multi-cloud security and compliance solutions. In October 2024, we acquired Venafi Holdings, Inc., a provider of machine identity management solutions, and in February 2025, we acquired Zilla Security Inc, a provider of identity governance and administration solutions. Our organic investment in research and development to drive new solutions and innovation, combined with the incremental acquisitions of selected technologies and the execution of our go-to-market (GTM) strategy, today positions CyberArk as the global leader in Identity Security, with the most comprehensive platform for securing both human and machine identities. By securing every identity with the right level of privilege controls, we enable secure access for all human and machine identities to help organizations secure critical business assets and applications, protect their distributed workforce and customers, minimize risk and increase resiliency, and accelerate business across cloud, hybrid and self-hosted environments. Our solutions enable zero trust by enforcing least privilege with continuous identity threat detection and protection. In early 2024, CyberArk refined its approach to persona-based solution selling and marketing to better align with customer needs and highlight our differentiated approach to securing all identities. By shifting to a solution-based framework, we present a holistic approach from our platform to securing every identity—workforce, IT, developers, and machine identities—helping to ensure organizations apply the right level of privilege controls across all identities. This solutions-based selling approach has resonated well with customers and partners as it addresses an individual customer’s unique challenges, focusing on the value it brings to their organization. This marketing approach has made it easier for us to communicate our value and for customers to buy the capabilities they need. We believe that our deep security expertise combined with a solutions-based approach further differentiates us in the market.

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

Principal Capital Expenditures

Our cash capital expenditures for fiscal years 2022, 2023 and 2024 amounted to $12.5 million, $4.9 million, and $11.1 million, respectively. Capital expenditures consist primarily of investments in computers and related equipment, leasehold improvements for our office space, purchases of furniture, and internal use software capitalization. We anticipate our capital expenditures in fiscal year 2025 to be approximately 1.5% of revenues. We anticipate our capital expenditures in 2025 will be financed with cash on hand and cash provided by operating activities.

B.	Business Overview

CyberArk is the global leader in Identity Security, trusted by organizations around the world to secure human and machine identities in the modern enterprise. CyberArk’s AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can minimize operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere. As the category-defining leader in PAM, we are uniquely positioned to deliver on Identity Security because our core competency is securing the “keys to the kingdom.” These “keys to the kingdom” enable our customers to control access to sensitive infrastructure and applications; keeping them out of the hands of malicious or careless insiders or external attackers and preventing disruption to the business.

With the rapid rise in mobile workers, hybrid and multi-cloud adoption, and digitalization of the enterprise, physical and network security barriers are less relevant for securing data and assets than ever before. Compromised identities and their associated privileges now represent the fastest attack path to an organization’s most valuable assets. As a result, identity controls are now becoming the new security perimeter and are a critical foundation for implementing zero trust strategies. Our approach is unique as CyberArk recognizes that every identity can become privileged under certain conditions, and we offer the broadest range of security controls to reduce that risk while delivering a high-quality experience to the end user. This includes securing our customers’ workforce, information technology (IT), developers, and machine identities by replacing complex, patchworked and siloed legacy access and PAM solutions to improve security and operational efficiencies.

With the increase in identity-related incidents over the past year, it is imperative for organizations to secure every identity with the right level of privilege controls. In the Identity and Access Management (IAM) market, the silos of Access Management (AM), PAM and Identity Governance and Administration (IGA) overlap and thus there may be inefficiencies if they are provided by separate vendors, or from vendors who bundle discreet solutions without the benefit of a unified platform. Standalone, legacy Access Management is focused on managing identities, not securing them. Legacy PAM vendors focus on a narrow scope around IT administrators and ignore other personas, and legacy IGA solutions are sprawling and complex. We believe that a siloed approach is inefficient and does not provide adequate security.

We believe an Identity Security Platform must do far more than manage one group of identities; it must provide solutions to secure and govern all identities, across all environments. Our goal is to reinvent and modernize capabilities across the established silos while inventing new ways to secure modern identities. By further expanding the CyberArk Identity Security Platform to include a modern IGA offering based on the innovative and transformative capabilities from our acquisition of Zilla Security Inc., we will offer the most complete identity security platform for securing all identities, including human and machine. We believe the CyberArk Identity Security Platform - powered by CORA AI – will provide the most comprehensive capabilities to discover and onboard identities with context and risk mapping, apply the right level of privilege controls – across entitlement management, session management, credential management and authentication management - while providing automated lifecycle management, policy, governance and compliance.

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

Since 2024, CyberArk has taken steps to focus its GTM strategy on a solution-based framework that will enable CyberArk to evolve from product-focused sales to solution selling, which is expected to better align with our customers’ problems. We expect that this change will move us from a more fragmented market positioning to messaging our core differentiators holistically to stand out in the market and continue to drive our Identity Security leadership. Our new secured identity framework and solutions are expected to help our GTM teams to take full advantage of the market opportunity while delivering value-based solutions for customers.

In order to facilitate this new framework, we have identified and designed solutions taken from our platform capabilities. These solutions, derived from across our existing platform, focus on the capabilities that are needed to secure each identity. The solutions will be presented through a simplified packaging and pricing model, which is expected to facilitate a more efficient buying process and enhance our ability to secure a broader range of identities within our customers’ employee base. These solutions are expected to make it easier for our customers to buy the capabilities they need to secure every identity across their organization.

CyberArk has reimagined what it means to secure workforce users by recognizing that privileged access is not limited to IT users but that the workforce must be able to do their job without security getting in their way. We have modernized and extended our PAM capabilities beyond traditional IT users to cloud operations and third parties who need flexible access controls to all their target resources. We have invented new, secure technologies based on our foundation of privilege controls to enable developers to securely work at the speed of their developments.

During 2024, we continued to add new customers and cross-sell to existing customers directly and through channels. As of December 31, 2024, we had more than 9,700 customers. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology, and telecommunications, as well as federal and local government agencies in multiple countries. We sell our solutions through a high-touch hybrid model that includes direct sales, channel sales, managed security service providers, and advisory firm partners.

As we continue to sell more subscription licenses and services, we expect perpetual licenses to continue to decline as a percentage of overall sales.

Throughout 2025, we will continue to build on this momentum and operate as a subscription company.

Our Growth Strategy

The key elements of our long-term growth strategy include:

•
Strengthening our Identity Security leadership position by delivering ongoing innovation. We intend to extend our leadership position by enhancing our solutions, including utilization of AI, introducing new functionality and developing new offerings to address additional human and machine identity security use cases. Our strategy includes both internal development and an active mergers and acquisition program in which we acquire or invest in complementary businesses or technologies.

•
Deepening and expanding relationships and influence with the C-Suite. We have developed deep relationships with our customers. Through our innovation, we are a platform company today, and to fully execute against our platform strategy, we intend to build deeper relationships across the C-suite and in the board room. We are increasing our marketing and program investments across executive engagement, strategic sales initiatives, curated thought leadership content and experiences delivered through our Customer Experience Centers.

•
Extending our GTM reach. We market and sell our solutions through a high-touch hybrid model that includes direct and indirect sales. We leverage our sophisticated marketing capabilities, such as account-based and inbound marketing, GTM plays, and our CyberArk IMPACT and IMPACT World Tour conferences, to drive demand and generate pipeline. We plan to expand our sales reach by adding new direct sales capacity, expanding our indirect channels by deepening our relationships with existing partners and by adding new partners, including value-added resellers, system integrators, managed security service providers, distributors, and C3 Alliance partners. We are also expanding our routes to market to include cloud provider marketplaces. We will leverage this elite ecosystem to further extend our reach and strengthen our offerings.

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

•
Expanding our relationships with existing customers. As of December 31, 2024, we had more than 9,700 customers. We work diligently to develop and continually strengthen relationships with our customers. Our Customer Success team will focus on expanding these relationships by growing the number of users who access our solutions and cross-selling additional solutions.

•
Driving strong adoption of our solutions and retaining our customer base. An important part of our overall strategy, particularly for our SaaS and self-hosted subscription customers, is delivering fast time to value from our solutions. The Venafi and Zilla Security acquisitions have expanded our core capabilities and portfolio, positioning us to address the growing demand for machine identity security and modern IGA solutions, differentiate us from our competitors, and drive innovation and market adoption. We will continue to deliver high levels of customer service and support and invest in our Customer Success team to help ensure that our customers are up and running quickly and derive benefit from our software, which we believe will result in higher customer retention rates.

•
Attracting, developing and retaining our employee base. A key pillar of our growth strategy is attracting, developing and retaining our employees. Our people are one of our most valuable assets, and our culture is a key business differentiator for CyberArk. We value belonging and inclusion, which allows for the exchange of ideas, creates a strong community, and helps ensure our employees feel valued and respected.

Industry Background

Securing identities and their associated privileges are a main focus of solutions investment due to the growth of our market and several key drivers that we have identified based on multi-year trends.

AI and Identity Security

The integration of generative AI into the fabric of modern IT infrastructure presents both unparalleled opportunities and significant security challenges. As industries increasingly rely on generative AI for a wide range of applications, from content creation to predictive analytics, the security of these systems becomes paramount. In generative AI environments, the traditional concept of a security perimeter dissolves, shifting the focus to the security of identities, both human and machine, that interact with AI systems. As these technologies gain capabilities and access within organizations, managing the identities and permissions associated with generative AI becomes a formidable challenge. Every day, new AI models, data scientists, automated processes, and interconnected systems expand the scope of access, requiring robust and dynamic identity security measures. There are three critical pillars at the intersection where AI meets Identity Security: Securing against threats that leverage AI, using AI to enhance our security posture, and ensuring the security of AI systems, including the new identities that they create.

The Growing Challenge of Machine Identities in a Digital-First Era

In today’s rapidly evolving digital landscape, the exponential growth of machine identities presents a pressing challenge for organizations. Unlike human identities, machine identities, spanning applications, bots, microservices, application programming interfaces (APIs), containers, and cloud-native workloads, communicate using secrets, certificates, SSH (Secure Shell) keys, and other identifiers. Managing these identities securely is critical, but the sheer volume, diversity, and complexity they introduce often outpaces traditional security approaches.

The rise of AI transformation and pervasive cloud computing has further accelerated this trend, with machines now outnumbering human users by 45 to 1. Every AI-driven process, whether generating code, making decisions, or analyzing data, requires a unique identity, significantly expanding the attack surface. Mismanagement of machine identities exposes enterprises to severe security and operational risks, as seen in real-world breaches where compromised service accounts and access tokens led to high-profile incidents involving Okta, Cloudflare, and AnyDesk. Additionally, operational disruptions, like expired certificates affecting Microsoft Azure and Starlink, highlight the potential for downtime and reputational damage when identity management fails.

Modern IT environments are highly dynamic, with cloud-native applications, DevOps pipelines, and IoT deployments demanding continuous updates and identity rotations. Each machine identity, whether for a microservice, API, or signing key, must be issued, tracked, rotated, and revoked within increasingly short lifecycles. Compounding the challenge, siloed and manual processes often lead to fragmented policies, inconsistent security, and human error. The trend toward shorter certificate lifetimes, with industry giants like Google and Apple proposing validity periods as short as 45 days, places even more pressure on teams to ensure seamless security and visibility.

Digital Transformation and Shift Left: The digitalization of business creates a larger digital landscape full of opportunities for improved engagement with customers, vendors and employees, but also greater exposure to cyber threats. New digital technologies require expanded privileged access for both humans and machines that must be properly secured. Companies are adopting DevOps methodologies to speed up the pace of innovation. Hybrid and multi-cloud adoption drive the need for centralized solutions that help secure access to all types of identities enterprise-wide. This trend has continued as companies provide hybrid and remote capabilities for the workforce and look for additional online options to stay viable.

Cloud Migration and SaaS Applications: Broad acceptance and adoption of hybrid and cloud-based infrastructure, the level of speed and automation across IT environments, and an increasing reliance on SaaS applications, significantly impact how organizations approach security and identity management. Until a few years ago, organizations would typically prioritize protection of their most critical systems and data, with a particular focus on protecting privileged access. “Privileged users” were understood at the time to be mostly IT administrators accessing shared administrative accounts in systems and applications. However, in today’s cloud and SaaS environment, every identity can become privileged under certain conditions.

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

While traditional, perimeter-based security relies on a strategy of trying to separate legitimate users from threat actors and assumes that systems and traffic within the corporate networks and data centers can be trusted, zero trust assumes that the threat actors have already established a network presence and have access to an organization’s applications and systems. In a zero trust security model, organizations aim to have every identity continuously authenticated and authorized before granting it access.

“Zero trust” is not a single technology, but an approach that ensures every user’s identity is verified, their device is validated, and their access is intelligently limited to just what they need – and taken away when they no longer need it. CyberArk’s Identity Security solutions deliver capabilities that are foundational to adopting a zero trust approach.

Skills Gap: The skills gap in cybersecurity creates meaningful challenges, not only for Chief Information Security Officer (CISO), but also for implementing mission-critical strategic initiatives. As cloud adoption accelerates the speed of business, companies are relying more heavily on applications, technology and automation to compete. CISOs are evaluating staffing requirements for adding new security tools and implementing new projects and business initiatives. To address the staffing shortage and skills gap, organizations are looking at opportunities to consolidate vendors and increase the implementation of automation to free up security and IT teams to focus on more value-added initiatives.

Governance and Compliance: Industry regulations such as the Sarbanes Oxley Act, HIPAA, GDPR, U.K. Data Protection Act 2018 (UK DPA) and the UK GDPR, Digital Operational Resilience Act, California Privacy Rights Act, EU AI Act, and industry frameworks, such as the Payment Card Industry Data Security Standard, SWIFT Customer Security Controls Framework, U.S. National Institute of Standards and Technology (NIST) and the Center for Internet Security, for example, require and/or reflect strong Identity Security controls as an important part of safeguarding data privacy and data sovereignty. Interest in CyberArk’s Identity Security solutions is also being fueled by customers who are purchasing cyber insurance policies, engaging in diligence as part of a corporate transaction, or recovering from a major cybersecurity incident; and in each of these cases, customers need to demonstrate a sound plan to implement and manage Identity Security controls to obtain insurance coverage and lower their premiums.

Spectrum of Identities

In a modern enterprise, securing identities requires a comprehensive strategy that spans four critical segments: workforce, IT professionals, developers, and machine identities. Each of these groups introduces unique risks and complexities, driven by the resources they access and their typical activities. Relying on separate tools or vendors to manage these identities in isolation is inefficient and leaves organizations vulnerable. Recent breaches underscore that simply managing identities is not enough. Applying appropriate privilege controls across all identity types is essential for reducing risk.

A Closer Look at Identity Segments and Risk Levels

•
Workforce Users: This segment includes employees accessing endpoints, applications, and data for daily tasks. The risk profile varies depending on the sensitivity of resources accessed. For example, application administrators managing SaaS platforms represent a higher risk due to their elevated permissions within critical systems.

•
IT Professionals: The IT group encompasses roles that have evolved from traditional infrastructure management to include cloud administrators and DevOps engineers. With the ability to configure cloud environments and modify workloads, IT professionals present a higher level of complexity and potential impact on enterprise security.

•
Developers: Developers hold powerful access to code repositories, workloads, and applications. Their capability to alter code, combined with persistent cloud access, poses significant risks, particularly in dynamic DevOps environments where rapid changes demand continuous security vigilance.

•
Machine Identities: Spanning AI, workloads and devices, machine identities require secure communication using secrets, certificates, and tokens. As their numbers multiply, managing the complexity of their interactions and privileges becomes increasingly challenging.

Every identity, whether human or machine, has the potential to become privileged or high risk. Traditional approaches to identity security no longer suffice. By applying consistent privilege management across the entire identity spectrum, organizations can reduce security gaps and operational complexity. This holistic framework positions CyberArk to extend its reach beyond its traditional IT administrator stronghold, securing the entire workforce and the expanding universe of machine identities.

 Our Solutions

Our solutions are comprised of:

Workforce
The CyberArk Identity Security platform ensures a security-first approach to giving users seamless access to the right resources at the right time. Our workforce solutions not only reimagine what it means to protect users beyond legacy access management capabilities like Multi-factor Authentication (MFA) and Single Sign-on (SSO), but also add additional, modern access management capabilities like secure browsing and workforce password management. We also layer in the right level of privilege controls, like endpoint privilege security and secure web sessions, because privileged users are no longer just IT administrators. While performing their duties, members of the workforce travel the risk spectrum, moving between typical and high-risk access throughout the day depending on the tools they access and the tasks they are performing.

IT
The CyberArk Identity Security Platform provides end-to-end security for IT administrators, third-party vendors and cloud operations teams across hybrid environments with our PAM capabilities. The platform secures high-risk access used to migrate, scale and operate applications on-premises or in the cloud. It supports shared or federated access for customer-facing or internal applications. It layers the needed access management capabilities with the right level of PAM and governance across the various types of identities. Additionally, the Platform offers role-specific least privilege, just-in-time and Zero Standing Privilege workflows. By providing the right level of privilege control with the right type of access, organizations can protect the working environment of the most targeted users in the organization.

Developers
The CyberArk Identity Security Platform provides extensive controls to secure native access to every layer of a cloud environment – from Cloud Native services to dynamic workloads running on the cloud, to lift-and-shift workloads and SaaS applications. The solution helps organizations to better control and secure multi-cloud environments, elevating just-in-time access with Zero Standing Privileges. By taking this approach, developers receive the permissions they need to do their job, while reducing risks of credential theft by removing excessive access and unnecessary entitlements. Developers retain their native user experience without impacting their productivity.

Machine Identities
Credentials in application code and across the software supply chain are increasingly being targeted for cyberattacks. With CyberArk, organizations can establish strong machine authentication, provide secure standing access or just-in-time access, and centrally rotate and manage credentials. By replacing hardcoded and static secrets with rotated and dynamic secrets, the platform dramatically increases security while avoiding significant change to developer workflows.

For organizations looking to combine secure access for developers, cloud teams and the secrets that they use, our developer solution can be combined with our machine solutions to secure access to the layers of the cloud environment and provide a centralized secrets management capability to ensure developers can continue to move at the speed of the business while remaining secure.

Our Capabilities
Our Identity Security Platform provides a complete and flexible set of Identity Security capabilities across four main areas: (1) Contextual Discovery of Risk, (2) Automated Lifecycle, (3) Automated Policy, and (4) Privilege Controls and Compliance.

CyberArk Identity Security Platform
Powered by CORA AI™
Workforce
IT
Developers
AI
Workloads
Devices
Contextual Discovery of Risk
Discover Identities & Credentials | Risk Mapping
Entitlements Management
Session Management
Lifecycle
Policy
Entitlements Management
Session Management
Privilege Controls
Credential Management
Authentication Management
Automated Lifecycle
Automated Policy
Credential Management
Authentication Management
User Access Reviews | Provisioning | Audit Readiness | Reportin
Governance & Compliance
Endpoints
Web Sessions
SaaS Apps
Infrastructure
Cloud

These capabilities are delivered by our CyberArk Identity Security Platform across the following categories:

Privileged Access Management
CyberArk’s PAM solutions can be used to secure, manage, and monitor privileged access. Privileged accounts can be found on endpoints, in applications, and from hybrid to multi-cloud environments.

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

•
Remote Access. CyberArk Remote Access is a SaaS solution that integrates with Privileged Access Manager or Privilege Cloud to provide fast, easy and secure privileged access to third-party vendors who need access to critical internal systems via CyberArk, without the need to use passwords. By not requiring VPNs or agents, Remote Access removes operational overhead for administrators, makes it easier and quicker to deploy and improves organizational security.

•
Secure Infrastructure Access. CyberArk Secure Infrastructure Access is a SaaS solution that provisions just-in-time (JIT), privileged access to infrastructure. The solution leverages attribute-based access control and full session isolation to drive measurable risk reduction. Secure Infrastructure Access allows organizations to unify controls for JIT and standing privileged access across public cloud and on-premises systems, enabling operational efficiencies while progressing towards Zero Standing Privileges and zero trust initiatives.

Endpoint Privilege Security
•
Endpoint Privilege Manager. CyberArk Endpoint Privilege Manager is a SaaS solution that secures privileges on the endpoint (Windows servers, Windows desktops and Mac desktops) and helps contain attacks early in their lifecycle. It enables revocation of local administrator rights, while minimizing impact on user productivity, by seamlessly elevating privileges for authorized applications or tasks. Application control, with automatic policy creation, allows organizations to prevent malicious applications from executing, and runs unknown applications in a restricted mode. This, combined with credential theft protection, helps prevent malware such as ransomware from gaining a foothold and designed to contain attacks on the endpoint.

•
Secure Desktop. CyberArk Secure Desktop is a solution that lets businesses protect access to endpoints and enforce the principle of least privilege without complicating IT operations or hindering user productivity. The unified endpoint multifactor authentication and privilege management solution helps organizations strengthen access security, optimize user experiences, and eliminate the manually intensive, error-prone administrative processes that can lead to overprovisioning and privilege abuse.

Workforce & Customer Access
We deliver robust IDaaS which provides a comprehensive, security-first approach to managing identities that is both adaptive and context-aware. CyberArk Identity includes capabilities to secure both workforce and customer identities.

Workforce Identity Security Capabilities:

•
Adaptive MFA. Adaptive MFA enforces risk-aware and strong identity assurance controls within an organization. These controls include a broad range of built-in authentication factors such as passwordless authenticators like Windows Hello and Apple TouchID, high assurance authenticators like USB security keys, and our patented Zero Sign-on certificate-based authentication.

•
Single Sign-On. SSO facilitates secure access to many different applications, systems, and resources while only requiring a single authentication. Our SSO capability offers a modern identity provider supporting popular SSO protocols to any system or app that supports SAML, WS-Fed, OIDC and OAuth2, as well as an extensive application catalogue with out-of-the-box integration for thousands of applications.

•
Secure Web Sessions. Secure Web Sessions records, audits and protects end-user activity within designated web applications. The solution uses a browser extension on an end-user’s endpoint to monitor and segregate web apps that are accessed through SSO and deemed sensitive by business application owners, enterprise IT and security administrators.

•
Workforce Password Management. CyberArk Workforce Password Management is an enterprise-focused password manager providing a user-friendly solution to store data from business applications -like website URLs, usernames, passwords and notes, in a centralized vault and securely share it with other users in the organization.

•
Application Gateway. With the CyberArk Identity Application Gateway service, customers can enable secure remote access and expand SSO benefits to on-premises web apps, like SharePoint and SAP, without the complexity of installing and maintaining VPNs.

•
Identity Lifecycle Management. This module enables CyberArk Identity customers to automate the joiner, mover, and leaver processes within the organization. This automation is critical to ensure that privileges do not accumulate, and a user’s access is turned off as soon as the individual changes roles or leaves the organization.

•
Directory Services. Allows customers to use identity where they control it. In other words, we do not force our customers to synchronize their on-premises Active Directory implementation with our cloud. Our cloud architecture can work seamlessly with existing directories, such as Active Directory, LDAP-based directories, and other federated directories. CyberArk Identity also provides its own highly scalable and flexible directory for customers who choose to use it.

•
Customer Identity offers authentication and authorization services, MFA, directory, and user management to enable organizations to provide customers and partners with easy and secure access to websites and applications.

•
Secure Browser. The CyberArk Secure Browser is a hardened and purpose-built technology that further extends the CyberArk Identity Security Platform to the web browser. It provides enhanced security, privacy and productivity across the enterprise, while delivering a familiar and customized user experience. The CyberArk Secure Browser minimizes the risk of unauthorized access by helping to prevent the malicious use of compromised identities, endpoints, and credentials both at and beyond the login stage. It provides secure access to sensitive data for the complete workforce across the complete identity journey. By providing a centralized, consistent and secure launchpad to every resource and application across the enterprise, it can help safeguard the most sensitive and valuable resources while increasing productivity and privacy.

Identity Management
Our capabilities in Identity Management include Lifecycle Management, Identity Flows, Identity Compliance and directory services. Our Identity Management solutions are designed to provide a single view of who has access to what, ensuring that the right access is granted for the right amount of time to the right people. CyberArk Lifecycle Management streamlines provisioning and management of entitlements throughout a user’s employment, including approval workflows, access certifications and providing and revoking access. CyberArk Identity Flows is a no-code identity management workflow solution that reduces complexity and manual tasks to easily create workflows and automate business processes. CyberArk Identity Compliance enables customers to discover, certify, remediate and audit access, ensuring that an organization can implement zero trust across the enterprise. On February 12, 2025, we completed the acquisition of Zilla, a leader in modern IGA solutions. Zilla’s innovative, AI-powered IGA capabilities will expand our industry-leading Identity Security Platform with scalable automation that enables accelerated identity compliance and provisioning across digital environments, while maximizing security and operational efficiency.

Cloud Security
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

Machine Identity Security
Our machine identity security capabilities provide comprehensive solutions for securing and managing machine credentials, keys, secrets and certificates that are essential for establishing trusted communications between machines, applications, and digital services. With advanced automation, we help organizations discover, manage, and rotate machine identities across hybrid and multi-cloud environments to prevent unauthorized access and reduce the risk of data breaches. The platform integrates seamlessly with existing DevOps tools and CI/CD pipelines, such that security does not compromise speed or agility in modern development workflows. By enforcing consistent policies, reducing certificate-related outages, and enhancing visibility into machine identity usage, we deliver significant value by strengthening overall security posture, mitigating operational risks, and ensuring compliance with regulatory requirements.

Machine Identity Security Capabilities:
•
Secrets Manager Credential Providers. Credential Providers can be used to provide and manage the credentials used by third-party solutions such as security tools, RPA, and IT management software, and can also support internally developed applications built on traditional monolithic application architectures. Credential Providers works with CyberArk’s on-premises and SaaS-based solutions.

•
Conjur Enterprise and Conjur Cloud. For cloud-native applications built using DevOps methodologies, Conjur Enterprise and Conjur Cloud provide a secrets management solution tailored specifically to the unique requirements of these environments delivered either on-premises or in the cloud. We also provide an open-source version to better meet the needs of the developer community.

•
Secrets Hub. CyberArk Secrets Hub enables security teams to have centralized visibility and management across secrets in native vaults, such as AWS Secrets Manager and Azure Key Vault, without impacting developer workflows.

•
Venafi TLS Protect. Venafi TLS Protect allows security teams, application owners and developers to effectively keep up with the rapid growth of transport layer security (TLS) machine identities to prevent outages, while also improving security by minimizing risks introduced by humans and manual processes. TLS Protect identifies all TLS keys and certificates, continually validates that they are installed and operating properly and automates the TLS machine identity lifecycle.

•
Venafi TLS Protect for Kubernetes. Venafi TLS Protect for Kubernetes helps organizations easily and reliably manage their machine identity security infrastructure in complex multicloud and multicluster environments. It provides the enterprise with discovery, observability, control and consistency of cloud native machine identities (e.g., TLS, mTLS, SPIFFE) to improve application reliability and reduce development and operational costs.

•
Venafi Zero Touch PKI. Venafi Zero Touch PKI is a SaaS-based service with effortless onboarding provided by Venafi experts. A modern PKI is built to customer specifications, leveraging the certificate authorities, roots and intermediaries needed by a customer’s business. Each customized PKI is designed with current best practices for design, deployment and security in mind, so that the PKI leverages the latest capabilities and protocols.

•
Venafi SSH Protect. Venafi SSH Protect discovers SSH host and authorized keys throughout a customer’s infrastructure and adds them to a continually updated inventory. In this database, the type of key, location of all copies, public and private components, algorithm and key sizes are routinely assessed and tracked.

•
Venafi Firefly. Venafi Firefly is a workload identity issuer to give cloud security and information security teams superior governance, compliance and consistency for authenticating all types of workloads across clouds, platforms and application environments. Firefly bootstraps ephemeral trust anchors for issuing validated short-lived identities in the environment in which the workload is running. This provides a developer-friendly, enterprise-scale trust root system with security governance, providing consistent and compliant workload authentication.

•
Venafi CodeSign Protect. Venafi CodeSign Protect secures enterprise code signing processes by providing centralized and secure key storage along with role-based policy enforcement. Providing code signing-as-a-service reduces the burden on development teams by integrating with the tools and processes they already use.

Core Technology
Our platform provides a comprehensive and flexible set of Identity Security capabilities that leverage the following core technologies:

CORA AI. CyberArk CORA AI provides identity security focused AI embedded across the CyberArk Identity Security Platform, making organizations more secure, efficient and effective. CyberArk offers detection and response-focused capabilities to increase a customer’s security levels and time saving capabilities with ease-of-use assistance powered by generative AI. By fundamentally transforming how users interact with and get insights from the Platform, CyberArk CORA AI boosts security, productivity, and time to value.

Secure Digital Vault Technology. Our proprietary Digital Vault technology provides a highly secure, isolated environment, independent of other software, and is engineered with multiple layers of security. Our on-premises and SaaS PAM offerings use the highly secured Digital Vault to safely store, audit and manage passwords, privileged credentials, policy information and privileged access session data.

Privileged Session Recording and Controls. Our innovative privileged session recording and control mechanisms provide the ability to isolate an organization’s IT systems from end-user desktops, while monitoring and auditing privileged session activities. The architecture blocks direct communication between an end-user’s desktop and a target system, thus preventing potential malware on the desktop from infiltrating the target system. This architecture further ensures that privileged credentials will remain protected and will not be exposed to the end-user or reach the desktop. CyberArk session monitoring solutions support native connectivity, whether from browser, native remote desktop protocol or SSH tools, and via the CLI. Risk scoring can be applied to each recorded session, automating the review of all privileged sessions and enabling auditors to prioritize and deprioritize workloads based on risk.

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

Distributed Workload Identity Issuance: Our innovative workload identity issuance technology allows modern and legacy workloads to obtain trusted and verifiable machine identities to enable secure access between workloads in multi-platform environments. This technology is highly embeddable and provides development teams with the freedom of choice and agility they need while also providing security teams the control and governance they want.

SaaS Extensibility & Cloud Service Provider Integration: Developer Central provides all the essential resources (APIs, SDKs, Recipes) that developers require to efficiently build, integrate, and customize solutions that enhance the security and management of machine identities. CyberArk integrates seamlessly with all major cloud service providers in an agent-less manner to secure machine identities within those environments, simplifying machine identity security across all cloud service provider environment.

Our Customers

As of December 31, 2024, we had more than 9,700 customers. Our customers include leading organizations in a diverse set of industries, including financial services, manufacturing, insurance, healthcare, energy and utilities, transportation, retail, technology and telecommunications, as well as government agencies.

Our business is not dependent on any particular customer. No customer or channel partner accounted for more than 10% of our revenues in the last three years. Our diverse global footprint is evidenced by the fact that in 2024, we generated 50.3% of our revenues from customers in the United States, 31.1% from the EMEA region and 18.6% from the rest of the world, including countries in North and South America other than the United States, and countries in the Asia Pacific and Japan region.

Go-to-Market

Marketing

Our marketing strategy is focused on further strengthening our brand and market leadership position, communicating the benefits of our solutions to our target audiences, driving market engagement, and creating a pipeline with prospects, resulting in an increase in sales to existing and new customers. We are uniquely positioned as the global leader in Identity Security, trusted by organizations around the world to secure human and machine identities in the modern enterprise. Our AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can minimize operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere.

We execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate our value proposition and differentiation for our solutions, generating qualified leads for our sales force and channel partners. Our marketing efforts include global inbound and outbound demand generation campaigns, account-based marketing, highly targeted brand awareness campaigns, public relations in multiple geographies, analyst relations, and the publication of a broad array of content made available through our website. We also participate in key industry events around the world, engaging with audiences through exhibits and demonstrations, speaking sessions and executive meetings.

In May 2024, we hosted our 18th annual CyberArk IMPACT Conference for customers, partners and prospects in Nashville, TN. In addition, we executed a series of IMPACT World Tour events in 20 other cities around the globe, with hundreds of customers, partners and prospects attending at each location. With more than 8,000 attendees, IMPACT and IMPACT World Tour represent the largest Identity Security conference worldwide.

Sales

We believe that our hybrid sales model, which combines the leverage of high-touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business, the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, consisting of the Americas, EMEA, Asia Pacific and Japan. As of December 31, 2024, our global network of channel partners consisted of more than 1,500 global system integrators, managed service providers, solution providers, strategic outsourcers, advisories and distributors, as well as global and regional marketplaces. Our channel partners generally complement our sales efforts by helping identify potential sales targets, maintaining relationships with certain customers, introducing new solutions to existing customers, and offering post-sale professional services and technical support. In 2024, we generated approximately 19% of our revenues from direct sales from our field offices located throughout the world. We work with many global systems integration partners and several leading regional security value added resellers, such as Optiv Security Inc., Merlin International, Computacenter United States Inc., Netpoleon, SHI, M.Tech and GuidePoint Security. These companies were each among our top 15 channel partners in 2023 and 2024 by revenues, and we have derived a meaningful amount of revenues from sales to each of them during the last two years. Further, we work with advisory firms such as Deloitte, PricewaterhouseCoopers LLP, and KPMG in co-marketing and co-delivery of our solutions and providing implementation services to our customers.

Through CyberArk’s C3 Alliance, our global technology partner program, we bring together enterprise software, IT, Security, and cloud providers to build on the power of Identity Security to better protect customers from cyber threats. Our CyberArk Marketplace provides a trusted platform for customers to easily find and deploy integrations from the C3 Alliance, partners, and community members.

In 2025, we plan to make our Managed Service Provider SaaS Solution generally available to simplify and improve the operations and security of our managed service provider tenants, with the goal of enabling simple customer onboarding and management, including the monitoring of their environments and usage.

Our sales cycle varies by customer size, the number of solutions purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to several months for large deployments. We also typically experience seasonality in our sales, particularly demonstrated by increased sales in the last month of a quarter and the last quarter of the year. To support our broadly dispersed global channel partners and customer base in our hybrid model, we had sales personnel in 48 countries as of December 31, 2024. We plan to continue investing in our sales organization to support both the growth of our channel partners and our direct sales organization.

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

Professional Services

Our solutions are designed to allow for online trials, or to allow customers to download, install and deploy them on their own or with training and professional assistance. Our solutions are highly configurable, and many customers will select either one of our many trained channel partners or our CyberArk Security Services team to provide expert professional services. Our Security Services team can be contracted to assist customers in planning, installing, and configuring our solution to meet the needs of their security and IT environment, and provide technical account management services. Our Security Services team provides ongoing consulting services regarding best practices for achieving Identity Security and recommends ways to implement our solutions to meet specific customer requirements. Additionally, they share best practices associated with Identity Security to educate customers and partners on such best practices through virtual classroom, live face-to-face, or self-paced classes. We also have Red Team services, which specialize in adversary simulations to test customers’ and prospects’ cloud and hybrid environments, DevOps pipelines and processes to help make their environment more secure.

In 2022, we expanded our professional services packages by offering outcome-based services that corresponded with each of our SaaS solutions. This was done to complement our existing professional services solutions, which are aimed at delivering faster time to value and helping customers streamline the deployment of certain CyberArk SaaS solutions, while providing a resource to help to implement a phased approach to a PAM program, from planning, to pilot, to production.

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

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and continuing to enhance existing solutions, as well as developing new solutions, services, features and functionality to meet market needs. We believe the timely development of new solutions and capabilities is essential to maintaining our competitive position. The majority of our newly released solutions are delivered as SaaS, but we continue to invest in both our self-hosted and SaaS solutions, in which we regularly incorporate new features and enhancements to existing features. Following the Venafi Acquisition, the scope of our research and development efforts have expanded in the domain of securing machine identities to complement our existing suite of solutions. We also maintain a dedicated CyberArk Labs team that researches reported cyberattacks, emerging attack techniques and post-exploit methods that lead to new security development initiatives for our solutions, and provides thought-leadership on new solutions capabilities and targeted attack mitigation. As part of the expansion of our research and development and solutions development resources, we also have dedicated teams to advance the use of AI and machine learning to improve security and productivity for our customers, by exploring opportunities to embed AI into our existing solutions, as well as researching the impact of generative AI on attacker innovation to help evolve AI-powered defenses. Our CyberArk Labs research team is also taking part in certain AI-related research, supported and funded by the Israeli Innovation Authority.

As of December 31, 2024, we had 1,205 employees focused on research and development. We conduct our research and development activities primarily in Israel, as well as other locations such as the United States and India. We believe this provides access to world class engineering talent. Our research and development expenses were $190.3 million, $211.4 million and $243.1 million in 2022, 2023, and 2024, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property.

As of December 31, 2024, we had 189 issued patents in the U.S., and 46 pending U.S. patent applications. We also had 92 issued patents and 13 applications pending for examination in non-U.S. jurisdictions, all of which are counterparts of our U.S. patent applications. We expect to file additional patent applications in the future.

The inventions for which we have sought patent protection relate to current and future elements of our solutions and technologies. The following list of solutions identifies some of those with patent-protected features, but other solutions may also be the subject matter of one or more patents: Privileged Access Security (PAS) solutions, including Privileged Access Manager, Remote Access (Vendor Privileged Access Manager), Privileged Session Manager (PSM), Enterprise Password Vault (EPV), Privilege Cloud, Secure Infrastructure Access (SIA), CyberArk DNA (Discovery and Audit), Privileged Threat Analytics (PTA), Endpoint Privilege Manager (EPM), Sensitive Information Management (SIM) and Cloud Entitlements Manager (CEM); Secret Management Solutions, including Conjur Enterprise, Conjur Open Source, Conjur Cloud, Credential Providers, Secretless and Secretless Broker; Access Management Solutions, including CyberArk Identity, Workforce Identity, Customer Identity and Secure Web Sessions; and Machine Identity Solutions, including Venafi TLS Protect.

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

Our industry is characterized by the existence of many relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. Leading companies in the security industry have extensive patent portfolios. As our market position continues to grow, we believe that competitors will be more likely to try to develop solutions that are like ours and that may infringe our proprietary rights. It may also be more likely that competitors or third parties will claim that our solutions infringe their proprietary rights. From time to time, third parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners, users, or customers, whom our standard license and other agreements may obligate us to indemnify against such claims under certain circumstances. Successful claims of infringement or misappropriation by a third party could prevent us from developing, distributing, licensing, using certain solutions, performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to expend additional development resources to attempt to redesign our solutions or otherwise to develop non-infringing technology; enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights; and to indemnify our customers and partners (and parties associated with them). Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected.

Competition

The information security market in which we operate is characterized by intense competition, constant innovation, rapid adoption of different technological solutions and services, and evolving security threats. We compete with multiple established and emerging companies that offer a broad array of information security solutions that employ different approaches and delivery models. Given the complementary nature of many of our solutions with our competitors, in some instances in the field, CyberArk’s team will work with a competitor on a customer engagement either directly or through one of our partners.

Specifically, our Identity Security Platform competes across a variety of markets and competitors, including, but not limited to:

•	PAM, including Endpoint Privilege Management, such as Delinea and BeyondTrust;

•	Access Management, such as Okta and Microsoft;

•	Secrets Management, such as Hashi Corporation;

•	Machine Identity, such as Keyfactor; and

•	Identity Governance and Administration, such as SailPoint and Saviynt.

The maturity and growth of the information security market could also make it appealing for new players, such as large or emerging cybersecurity vendors or those in related markets, to enter markets where we specialize. For example, CrowdStrike, Okta and SailPoint have announced that they are introducing solutions or intend to introduce solutions that provide features and functionality related to the PAM market. As cybersecurity vendors pivot their messaging toward more identity-related use cases, it may create some confusion with customers who are evaluating the various alternatives. Given the importance of identity in the attack chain, which is increasing demand for identity security solutions such as ours, larger vendors, including cloud hyperscalers and large cybersecurity platform vendors, may meaningfully enter the identity security market. These organizations have extensive resources, and competing with them could impact our business.

Additionally, consolidation among cybersecurity vendors may create an opportunity for our competitors and other cybersecurity vendors to provide a greater breadth of offerings, including more integrations and bundled solutions. If customers trend towards consolidating with a vendor or vendors providing multiple cybersecurity capabilities and we fail to successfully execute our development and sales strategy of delivering our solutions on a framework that can compete effectively against such cybersecurity vendors, this may place us at a competitive disadvantage. Furthermore, organizations continuously evaluate their security priorities and investments, and may allocate their information security budgets to other solutions and strategies, including solutions offered by our competitors, and may not adopt or expand use of our solutions. Accordingly, we may also compete for budget priority, to a certain extent, with other cybersecurity solutions offered by Microsoft, Palo Alto Networks, and CrowdStrike. The principal competitive factors in our market include:

•	the breadth and completeness of a security solution;

•	reliability and effectiveness in protecting, detecting and responding to cyberattacks;

•	analytics and accountability at an individual user level;

•	the ability of customers to achieve and maintain compliance with compliance standards and audit requirements;

•	strength of sale and marketing efforts, including advisory firms and channel partner relationships;

•	global reach and customer base;

•	scalability and ease of integration with an organization’s existing IT infrastructure and security investments;

•	brand awareness and reputation;

•	innovation, including AI and generative AI capabilities, and thought leadership;

•	quality of customer support and professional services;

•	the speed at which a solution can be deployed and implemented; and

•	the price of a solution, including bundled or free offerings, and cost of maintenance and professional services.

We believe we compete favorably with our competitors based on these factors. However, some of our current competitors may enjoy one or some combination of potential competitive advantages, such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical, and operational capabilities. For more information regarding competition, see Item 3.D. Risk Factors — “We face intense competition from a wide variety of information security vendors operating in different market segments and across diverse IT environments. This may challenge our ability to maintain or improve our competitive position or to meet planned growth rates.”

Properties

Our corporate headquarters are in Petach-Tikva, Israel, in an office consisting of approximately 139,100 square feet to which we moved in September 2017. The current lease expires in September 2027 with an extension option for one successive 24-month period. Our U.S. headquarters are in Newton, Massachusetts in an office consisting of approximately 32,463 square feet. Portions of the lease expire between December 2025 and through April 2027. We maintain additional offices, either through leases or through coworking arrangements, in Israel, the U.S., the U.K., Singapore, France, Germany, Spain, Italy, Bulgaria, Denmark, Turkey, Australia, Japan, India, and the Netherlands. We believe that our facilities are sufficient to meet our current needs and that we will be able to obtain additional facilities on commercially reasonable terms if we require additional space to accommodate our growth.

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

By staying informed on the latest cybersecurity threats and trends, we continuously focus on implementing and maintaining technologies and solutions to assist in the prevention of potential cyberattacks, as well as protective measures and contingency plans in the event of an actual attack. We maintain cybersecurity risk management policies and procedures, including internal controls, audits and disclosure protocols for handling and responding to cybersecurity events. These policies and procedures include conducting regular penetration testing and security assessments to identify and address vulnerabilities, internal notifications and engagements and, as necessary, cooperation with law enforcement. Our controls are designed to limit and monitor access to our systems, networks, and data, prevent inappropriate or unauthorized access or modification, and monitor for threats or vulnerabilities. We periodically review and modify our cybersecurity risk management policies and procedures to reflect changes in technology, the regulatory environment, industry and security practices and other business needs. For example, we assess the impact of emerging technologies such as AI on our cybersecurity posture and adjust our security policies and security measures, accordingly, including through the incorporation of advanced AI technologies into our solutions and systems like AI-powered threat detection and behavioral analytics. We conduct periodic trainings for our employees, including on phishing, malware and other cybersecurity risks, and we have mechanisms in place designed to promote rapid internal reporting of potential or actual cybersecurity breaches.

We continue to make significant investments in technical and organizational measures to establish and manage compliance with laws and regulations governing our activities regarding protected data (such as GDPR), which enhance our data protection and cybersecurity. Furthermore, we monitor cybersecurity risks, certifications or assessments at our third-party cloud infrastructure providers and other IT service providers and re-evaluate those contractual relationships as appropriate.

The audit committee of our Board of directors periodically reviews our cybersecurity risks and controls with senior management, keeping our Board of directors informed of key issues.

Government Regulations

For information regarding the material effects of government regulations, see “—Industry Background” above, “Item 3.D. Risk Factors— The dynamic regulatory environment around privacy, data protection, and AI may limit our offering or require modification of our solutions, which could limit our ability to attract new customers and support our current customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with regulatory requirements, which could harm our operating results and adversely affect our business,” “—We are subject to a number of regulatory and geopolitical risks associated with global sales and operations, which could materially affect our business,” “The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes,” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Israeli Tax Considerations and Government Programs.”

Legal Proceedings

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.	Organizational Structure

The legal name of our Company is CyberArk Software Ltd., and we are organized under the laws of the State of Israel.

The following table sets forth our significant subsidiaries, all of which are 100% owned directly or indirectly by CyberArk Software Ltd.:

Name of Subsidiary	Place of Incorporation
CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) Pte. Ltd.	Singapore
CyberArk Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd	Australia
CyberArk Software (Japan) K.K.	Japan
CyberArk Software Canada Inc.	Canada
CyberArk USA Engineering, GP, LLC	Delaware, United States
CyberArk Software (Spain), S.L.	Spain
CyberArk Software (India) Private Limited	India
C3M India Private Limited	India
CyberArk Turkey Siber Güvenlik Yazılımı Anonim Şirketi	Turkey
Venafi, Inc.	Delaware, United States
Venafi Ltd.	United Kingdom
Venafi EOOD	Bulgaria
Zilla Security, Inc.	Delaware, United States

D.	Property, Plant and Equipment

See “Item 4.B.—Business Overview—Properties” for a discussion of property, plant and equipment, as applicable.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

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

Company Overview

CyberArk is the global leader in identity security, trusted by organizations around the world to secure human and machine identities in the modern enterprise. CyberArk’s AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can minimize operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere.

CyberArk secures human and machine identities with the right level of privilege controls to help organizations ensure secure access to critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. Our Identity Security Platform contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials, and thoroughly audits the entire cycle – giving organizations peace of mind to drive their businesses fearlessly forward.

As the category-defining leader in PAM, we are uniquely positioned to deliver on Identity Security because our core competency is securing the “keys to the kingdom.” These “keys to the kingdom” enable our customers to control access to sensitive infrastructure and applications, keeping them out of the hands of malicious or careless insiders or external attackers and preventing disruption to the business.

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

We believe an Identity Security Platform must do far more than manage one group of identities. It must provide solutions to secure all identities, across all environments. Our goal is to reinvent and modernize capabilities across the established silos of AM, PAM, IGA, and MIM, while inventing new ways to secure modern identities of all types.

In early 2024, we began selling solutions centered around solving critical customer security challenges for every type of identity: workforce, IT, developers and machines. Our solutions are delivered through the CyberArk Identity Security Platform, which includes capabilities around PAM, AM, Secrets Management, Endpoint Privilege Security, Secure Cloud Access and IGA. The solutions are offered through a simplified packaging and pricing model, facilitating a more efficient buying process and enhancing our ability to secure a broader range of identities and for our customers to buy the capabilities they need to secure every identity across the organization.

We sell our solutions primarily through subscriptions, including both SaaS and self-hosted subscriptions. We believe that ARR, subscription portion of ARR, recurring revenues, Remaining Performance Obligations (RPO), deferred revenue and Net cash provided by operating activities are indicators of the overall health of the business. For the full year 2024, we increased our ARR by 51% to $1.169 billion as of December 31, 2024. The growth in ARR was driven by an increase in bookings from SaaS and self-hosted subscriptions. Our subscription revenues increased by 55% to $733.3 million in 2024, and recurring revenues increased by 37% to $930.3 million in 2024.

We have made, and will continue to make, investments in research and development to broaden our platform capabilities, strengthen our existing solutions, enhance user experience and develop additional automation and AI technologies. During the years ended December 31, 2022, 2023 and 2024, our revenues were $591.7 million, $751.9 million and $1.0 billion, respectively, representing year-over-year growth of 27.1% and 33.1% in 2023 and 2024, respectively. Our net loss for the years ended December 31, 2022, 2023 and 2024 was $(130.4) million, $(66.5) million and $(93.5) million, respectively.

We have also increased our number of employees and subcontractors from 3,018 as of December 31, 2023, to 3,793 as of December 31, 2024, including 405 employees from the Venafi acquisition. We intend to continue to execute our strategy of growing our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies, and solutions. We intend to continue to invest in our sales and marketing teams, with a particular focus on expanding our channel partnerships including managed service providers, targeting new customers, expanding our relationships with existing customers, creating technology partnerships and further building out our customer success operations for existing customers.

Key Performance Indicators and Recent Business Developments

We are focusing on the following metrics to evaluate the health of our business:

	Year ended December 31,
	2022	2023	2024
	($ in millions)
Total ARR (as of period-end)	$570	$774	$1,169
Subscription Portion of ARR (as of period-end)	$364	$582	$977
Recurring revenues	$498	$680	$930
Deferred revenue (as of period-end)	$408	$481	$692
RPO (as of period-end)	$713	$972	$1,386
Net cash provided by operating activities	$50	$56	$232

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

Total Deferred Revenue. Our Deferred revenue consists of unrecognized amounts billed under SaaS, self-hosted subscription and maintenance and support contracts, as well as professional services which have not yet been performed as of the balance sheet date, for which we have an unconditional right for a consideration or have collected the amounts.

Remaining Performance Obligations. RPOs represent non-cancellable contracts that have not yet been recognized, which include deferred revenues and amounts not yet received that will be recognized as revenue in future periods. Management monitors the value of RPOs to provide visibility into near term and multi-year revenue streams. This visibility allows us to make informed decisions about our capital allocations and level of investment.

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

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 13, 2024.

Components of Statements of Operations

Revenues

Our revenues consist of the following:

•
Subscription Revenues. Subscription revenues include SaaS and self-hosted subscription revenues, as well as maintenance and support services associated with self-hosted subscriptions. Subscription revenues are generated primarily from sales of our PAM (Privilege Cloud and self-hosted), EPM, Secrets Manager, Machine Identity Management, Remote Access, Workforce and Customer Access, Secure Cloud Access and Identity Management. We see an increasing percentage of our business coming from our SaaS solutions, which have ratable revenue recognition, increasing our total deferred revenue that will be recognized over time. Our SaaS and self-hosted subscriptions represented 73% of our total revenues in 2024, and we expect our subscription revenues to continue to grow in the near and long term. Sale of our IT, Workforce and Developer solutions are licensed per user through standard and enterprise packages. The enterprise packages include more features and functionality than the standard packages. EPM is licensed by target system (workstations and servers). For Machine Identity Security, we have four solution packages, which combine our secrets management and Venafi machine identity management capabilities to secure machines licensed per machine and credential. The first is our core secrets management capabilities that secure secrets of all application types, DevOps and automation tools. The second is securing certificates and PKI for automated management and renewal of certificates, which offers an easy way to adopt PKI as a service. The third solution is Securing Certificates within cloud service providers, which introduces a combination of what was Venafi technology and CyberArk technology for securing secrets. The fourth is for securing Kubernetes applications.

•
Perpetual License Revenues. Perpetual license revenues are generated primarily from sales of our PAM. We are seeing a single digit percentage of our business coming from perpetual licenses, which have upfront revenue recognition. We expect revenues from perpetual licenses to continue to decrease as a percentage of total revenue as we continue to operate as a subscription company.

•
Maintenance and Professional Services Revenues. Maintenance revenues are generated from maintenance and support contracts purchased by our customers who bought perpetual licenses in order to gain access to the latest software enhancements and updates on an if-and-when available basis and to telephone and email technical support. With the continued decline of new perpetual licenses and related new maintenance contracts, we are expecting our total maintenance revenues to decline in the near and long term in absolute dollars. We also offer advanced services, including professional services and technical account management, for consulting, deployment and training of our customers to fully leverage the use of our solutions. We increasingly leverage partners to provide services around implementation and ongoing management of our solutions and we are shifting our service delivery team toward higher value services that are often recurring in nature, like technical account management.

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, which includes Canada, Central and South America, and the Asia Pacific and Japan region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2022		2023		2024
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
United States	$312,816	52.9%	$393,355	52.3%	$503,359	50.3%
EMEA	178,344	30.1	225,738	30.0	311,595	31.1
Rest of World	100,550	17.0	132,795	17.7	185,788	18.6
Total revenues	$591,710	100.0%	$751,888	100.0%	$1,000,742	100.0%

Cost of Revenues

Our total cost of revenues consists of the following:

•
Cost of Subscription Revenues. The cost of subscription revenues consists primarily of personnel costs related to our customer support and cloud operations. Personnel costs consist primarily of salaries, benefits, bonuses and share-based compensation. The cost of subscription revenues also includes cloud infrastructure costs, amortization of intangible assets and depreciation of internal use software capitalization. As our business grows, including the expansion of our SaaS offerings, we expect the absolute cost of subscription revenues to increase. In addition, amortization of acquired intangible assets included in cost of subscription revenue is expected to increase due to our recent acquisitions of Venafi and Zilla.

•
Cost of Perpetual License Revenues. The cost of perpetual license revenues consists primarily of appliance expenses and allocated personnel costs to support delivery and operations related to perpetual licenses. Personnel costs consist primarily of salaries, benefits, bonuses and share-based compensation. With perpetual licenses now making up a smaller part of our overall revenues, we expect the absolute cost of perpetual license revenues and the cost of perpetual license revenues as a percentage of total revenues to decrease.

•
Cost of Maintenance and Professional Services Revenues. The cost of maintenance related to perpetual license contracts and professional services revenues primarily consists of allocated personnel costs for our global customer support, customer success and professional services organization. Personnel costs consist primarily of salaries, benefits, bonuses, share-based compensation and subcontractors’ fees. We anticipate the absolute dollars associated with generating professional services revenues to increase due to our expanding customer base and ongoing investment in our services teams, aimed at delivering exceptional customer experiences.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of revenues between SaaS, self-hosted Subscriptions and Perpetual Licenses, as well as maintenance and professional services revenues, cloud infrastructure costs and personnel costs. Although we continue to streamline our cloud cost management, we expect our gross margin to slightly decrease over time as the mix of our self-hosted subscription revenue continues to decrease.

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

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel, consultants and contractors, cloud infrastructure and software expenses, and allocated overhead costs. We expect that our research and development expenses will continue to increase in absolute dollars as we continue to grow our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new solutions. At the same time, we expect our research and development expenses as a percentage of revenue to decline as we recognize the benefits of being a recurring revenue company and as we scale the organization.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including commissions, as well as marketing programs and promotional activities, software and related expenses, travel related expenses, amortization expense associated with acquired customer relationships and trade names and allocated overhead costs. We continue to invest to extend the reach of our sales organization, which means we continue to invest in both direct and indirect sales channels and related marketing expenses. We expect that sales and marketing expenses will continue to increase in absolute dollars, as we plan to expand our GTM efforts globally. At the same time, we expect our sales and marketing expenses as a percentage of revenue to decline, as we recognize the benefits of being a recurring revenue company and as we scale the organization. We continue to expect that sales and marketing expenses will remain our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include acquisition and integration-related costs, external legal, audit, accounting and other professional service fees, insurance premiums and software and related expenses. We continue to expect that general and administrative expenses will increase in dollars as we grow and expand our operations.

Financial Income, Net

Financial income, net consists of mainly interest income, change in fair value of derivative assets, amortization of issuance costs, foreign currency exchange gains or losses and foreign exchange forward transactions expenses. Interest income consists of interest earned on our cash, cash equivalents, short- and long-term bank deposits, marketable securities and money market funds. We expect a reduction in interest income due to economic indicators pointing towards continued interest rate cuts and lower cash balances and invested funds due to the acquisitions of Venafi and Zilla, which may be partially offset if our free cash flow generation increases as we move through the year. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Tax benefit (taxes on income)

Tax benefit (taxes on income) consists of taxes related to our activity in Israel, the United States, and numerous other foreign jurisdictions in which we conduct business.

The ordinary corporate tax rate in Israel is 23.0%.

As discussed in greater detail below under “Israeli Tax Considerations and Government Programs,” we have been entitled to various tax benefits under the Investment Law. Under the Investment Law, our tax rate to be paid with respect to our eligible Israeli taxable income under these benefits programs is generally 12%.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated deduction of research and development expenses, accelerated depreciation and amortization rates for tax purposes on certain intangible assets.

Our non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of tax residency. Due to our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position.

For a reconciliation of our Tax benefit (taxes on income) to the theoretical income tax benefit according to Israeli statutory rate of 23% and for further explanation of our provision for income taxes, refer to Note 15 to our consolidated financial statements included in Item 18 of this annual report.

Deferred tax assets are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Deferred taxes for each jurisdiction are presented as a net asset or liability, net of any valuation allowances.

We establish a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized

Significant judgment is required in evaluating our uncertain tax positions. We establish reserves for uncertain tax positions based on the evaluation of whether or not our uncertain tax position is “more likely than not” to be sustained upon examination based on our technical merits. We record estimated interest and penalties pertaining to our uncertain tax positions in the financial statements as income tax expense.

Comparison of Period-to-Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2022		2023		2024
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	($ in thousands)
Revenues:
Subscription	$280,649	47.4%	$472,023	62.8%	$733,275	73.3%
Perpetual license	49,964	8.5	21,037	2.8	14,449	1.4
Maintenance and professional services	261,097	44.1	258,828	34.4	253,018	25.3

Total revenues	591,710	100.0	751,888	100.0	1,000,742	100.0

Cost of revenues:
Subscription	46,249	7.8	74,623	9.9	115,852	11.6
Perpetual license	2,893	0.5	1,873	0.2	1,594	0.2
Maintenance and professional services	76,904	13.0	79,635	10.6	90,931	9.1

Total cost of revenues	126,046	21.3	156,131	20.7	208,377	20.8

Gross profit	465,664	78.7	595,757	79.3	792,365	79.2

Operating expenses:
Research and development	190,321	32.2	211,445	28.1	243,058	24.3
Sales and marketing	345,273	58.4	405,983	54.0	480,977	48.1
General and administrative	82,520	13.9	94,801	12.6	141,134	14.1

Total operating expenses	618,114	104.5	712,229	94.7	865,169	86.5

Operating loss	(152,450)	(25.8)	(116,472)	(15.5)	(72,804)	(7.3)
Financial income, net	15,432	2.6	53,214	7.1	56,838	5.7

Loss before taxes on income	(137,018)	(23.2)	(63,258)	(8.4)	(15,966)	(1.6)
Tax benefit (taxes on income)	6,650	1.1	(3,246)	(0.4)	(77,495)	(7.7)

Net loss	$(130,368)	(22.0)%	$(66,504)	(8.8)%	$(93,461)	(9.3)%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

Revenues

	Year ended December 31,
	2023		2024		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
Subscription	$472,023	62.8%	$733,275	73.3%	$261,252	55.3%
Perpetual license	21,037	2.8	14,449	1.4	(6,588)	(31.3)
Maintenance and professional services	258,828	34.4	253,018	25.3	(5,810)	(2.2)

Total revenues	$751,888	100.0%	$1,000,742	100.0%	$248,854	33.1%

Revenues increased by $248.9 million, or 33.1%, from $751.9 million in 2023 to $1,000.7 million in 2024. This increase was primarily due to the growth of SaaS and self-hosted subscription sales, partially offset by the decline in perpetual license sales. The increase of self-hosted subscription revenue was despite the decline of self-hosted subscription contracts duration in 2024, compared to 2023. In addition, our strong SaaS and self-hosted subscription renewals further contributed to the growth in 2024, and allowed CyberArk to maintain its base of recurring business and build the foundation for growth. The increase in revenues was also due to the Venafi Acquisition, which closed on October 1, 2024, and contributed $47.1 million revenue in 2024. The largest increase in revenue occurred in the United States, where revenues increased by $110.0 million, while the increase in EMEA and the rest of the world was $85.9 million and $53.0 million, respectively. We increased our number of customers from over 8,800 as of December 31, 2023, to more than 9,700 as of December 31, 2024.

Subscription revenues increased by $261.3 million, or 55.3%, from $472.0 million in 2023 to $733.3 million in 2024 as we increased the mix of our subscription sales. Subscription revenues from the Venafi acquisition were $41.4 million.

Perpetual license revenues declined by $6.6 million, or 31.3%, from $21.0 million in 2023 to $14.4 million in 2024. The decline in perpetual license revenue is consistent with our transition from selling perpetual licenses to selling SaaS and self-hosted subscription licenses.

Maintenance and professional services revenues declined by $5.8 million, or 2.2%, from $258.8 million in 2023 to $253.0 million in 2024, which includes $5.6 million in revenues from the Venafi acquisition. Maintenance revenues declined by $10.6 million from $207.6 million in 2023 to $197.0 million in 2024. Despite our strong renewal rates, we did not add enough maintenance associated with new perpetual license sales to offset churn and customers transitioning from perpetual maintenance contracts to SaaS and self-hosted subscription contracts. Professional services revenues increased by $4.8 million from $51.2 million in 2023 to $56.0 million in 2024. The increase in professional services was driven by the expansion of our professional services packages, which often include recurring services, and despite more work was performed by our partners in 2024, who transacted directly with customers.

Cost of Revenues and Gross Profit

	Year ended December 31,
	2023		2024		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
Subscription	$74,623	9.9%	$115,852	11.6%	$41,229	55.2%
Perpetual license	1,873	0.2	1,594	0.2	(279)	(14.9)
Maintenance and professional services	79,635	10.6	90,931	9.1	11,296	14.2

Total cost of revenues	$156,131	20.7%	$208,377	20.8%	$52,246	33.5%

Gross profit	$595,757	79.3%	$792,365	79.2%	$196,608	33.0%

Cost of subscription revenues increased by $41.2 million, or 55.2%, from $74.6 million in 2023 to $115.9 million in 2024. The increase in cost of subscription revenues was primarily driven by a $19.3 million increase in amortization of intangible assets for acquired technology, mainly related to the Venafi acquisition, a $13.1 million increase in personnel costs and related expenses due to increased headcount, including employees from the Venafi acquisition, a $7.8 million increase in cloud infrastructure costs to support the growth in our SaaS revenues, and a $1.8 million increase in the use of third-party consultants for services rendered, partially offset by a $2.1 million decrease in impairment of capitalized software development costs recognized in 2023, compared to no impairment costs recognized in 2024.

Cost of maintenance and professional services revenues increased by $11.3 million, or 14.2%, from $79.6 million in 2023 to $90.9 million in 2024. The increase in cost of maintenance and professional services revenues was primarily driven by an $11.8 million increase in personnel costs and related expenses, including employees from the Venafi acquisition, partially offset by a $2.1 million decrease in the use of third-party consultants for services rendered.

Our headcount related to cost of revenues grew from 533 at the end of 2023 to 696 at the end of 2024.

Gross profit increased by $196.6 million, or 33.0%, from $595.8 million in 2023 to $792.4 million in 2024. Gross margins decreased from 79.3% in 2023 to 79.2% in 2024.

Operating Expenses

	Year ended December 31,
	2023		2024		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$211,445	28.1%	$243,058	24.3%	$31,613	15.0%
Sales and marketing	405,983	54.0	480,977	48.1	74,994	18.5
General and administrative	94,801	12.6	141,134	14.1	46,333	48.9

Total operating expenses	$712,229	94.7%	$865,169	86.5%	$152,940	21.5%

Research and Development. Research and development expenses increased by $31.6 million, or 15.0%, from $211.4 million in 2023 to $243.1 million in 2024. This increase was primarily attributable to a $25.3 million increase in personnel costs and related expenses due to higher headcount, including employees from the Venafi acquisition. Additionally, there was a $5.8 million increase in cloud and software costs.

Our research and development team headcount grew from 922 at the end of 2023 to 1,205 at the end of 2024.

Sales and Marketing. Sales and marketing expenses increased by $75.0 million, or 18.5%, from $406.0 million in 2023 to $481.0 million in 2024. This increase was primarily attributable to a $44.7 million increase in personnel costs and related expenses due to higher headcount in all regions, including employees from the Venafi acquisition. The increase was also attributable to an $11.5 million increase in marketing expenses and sales events, an increase in amortization expense of $6.6 million for acquired customer relationships and trade names in connection with the Venafi acquisition, a $4.6 million increase in the use of third-party consultants for services rendered, a $4.3 million increase in cloud and software costs, and a $2.7 million increase in travel expenses.

Our sales and marketing headcount grew from 1,321 at the end of 2023 to 1,573 at the end of 2024.

General and Administrative. General and administrative expenses increased by $46.3 million, or 48.9%, from $94.8 million in 2023 to $141.1 million in 2024. This increase was primarily attributable to an increase of $20.0 million in personnel costs and related expenses due to increased headcount. The increase was also attributable to an increase of $21.8 million due to acquisition-related expenses and a $2.8 million increase in services fees for external legal counsel and accounting advisors.

Our general and administrative headcount grew from 242 at the end of 2023 to 319 at the end of 2024.

Financial Income, Net. Financial income, net increased by $3.6 million, or 6.8%, from $53.2 million in 2023 to $56.8 million in 2024. This increase primarily resulted from a change in fair value of derivative assets of $4.6 million, and an increase of $3.3 million in interest income despite the significant decrease in investible funds due to the Venafi acquisition, mainly due to maximization of invested funds, partially offset by a $3.7 million increase in financial expenses from foreign currency fluctuations.

Taxes on income. Taxes on income increased by $74.2 million, from $3.2 million in 2023 to $77.5 million in 2024. The increase was primarily attributed to the establishment of a $65.4 million valuation allowance for certain deferred tax assets primarily in Israel, a $7.4 million increase in the liability for unrecognized tax benefits and a $1.9 million tax liability resulting from intra-entity transactions related to the Venafi acquisition. The remaining increase is primarily attributable to the decrease in loss before taxes on income offset by an $8.9 million increase in excess tax benefits of share-based compensation.

B.          Liquidity and Capital Resources

We fund our operations primarily with cash generated from operating activities and, to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses, strategic acquisitions and capital expenditures.

As of December 31, 2023 and 2024, our principal sources of liquidity were cash, cash equivalents, bank deposits and marketable securities of $1.3 billion and $0.8 billion, respectively.

On October 1, 2024, we completed the acquisition of Venafi for acquisition consideration of a combination of $1.02 billion in cash and $0.64 billion in CyberArk ordinary shares. Additionally, we have secured a $250 million committed revolving credit line facility, which is fully available for utilization, as needed. Furthermore, in connection with the pricing of the 2019 convertible senior notes, we entered into a capped call transaction which was settled in cash for $261.4 million on November 15, 2024, in conjunction with the maturity of the convertible senior notes.

We believe that our cash generated from operating activities, along with existing cash, cash equivalents, marketable securities and bank deposits will be sufficient to fund our working capital and capital expenditures for at least the next 12 months and for the foreseeable future. Our future capital requirements will depend on many factors, including our revenue growth rate, renewal rates and timing of renewals, the expansion of our sales and marketing activities, including hiring, the timing and extent of spending to support solutions development efforts and expansion into new geographic locations, the timing of introductions of new solutions, enhancements to existing solutions, the timing and extent of additional expenditures to invest in scaling our operations and the continuing market acceptance of our offerings. We have, and may in the future, acquire or invest in complementary businesses and technologies.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2023	2024
	($ in thousands)
Net cash provided by operating activities	$56,204	$231,887
Net cash used in investing activities	(85,828)	(346,262)
Net cash provided by financing activities	38,084	288,806

A substantial source of our net cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheet as a liability. Our deferred revenue consists of unrecognized amounts billed under SaaS, self-hosted subscription and maintenance and support contracts, as well as professional services which have not yet been performed as of the balance sheet date, for which we have an unconditional right for a consideration or have collected the amounts as revenues. We assess our liquidity, in part, through an analysis of our short-term and long-term deferred revenue that has not yet been recognized as revenues together with our other sources of liquidity. Revenues from SaaS contracts and maintenance and support associated with self-hosted subscription and perpetual license contracts are recognized ratably on a straight-line basis over the term of the related contract, which is typically one year or three years, and revenues from professional services are substantially recognized as services are performed. Thus, upfront payments add to the liquidity of our operations since we frequently recognize self-hosted subscription, SaaS, maintenance and support and professional services revenues and expenses in subsequent periods to when the payments may be received. The duration of our contracts also impacts our deferred revenue.

Net Cash Provided by Operating Activities

Our cash flow reflects our net loss coupled with changes in our non-cash working capital.

Operating activities provided $231.9 million of cash and cash equivalents for the year ended December 31, 2024, which reflects continued growth in revenue, partially offset by our continued investments in our operations and the timing of working capital adjustments. Cash provided by operating activities reflected $93.5 million of net loss, adjusted by $168.8 million of non-cash charges related to share-based compensation expense, $66.3 million decrease in deferred income taxes, $42.0 million related to depreciation and amortization expenses, $2.7 million in non-cash interest expense related to the amortization of issuance costs and a net change of $78.9 million in non-cash working capital, partially offset by a $28.7 million net change from other long-term assets and liabilities and a $4.6 million net change in fair value of derivative assets.

The change of $78.9 million in non-cash working capital was due to a $135.2 million increase in short-term deferred revenue, an increase of $22.0 million in employees and payroll accruals, an increase of $13.3 million in other current liabilities, and an increase of $11.0 million in trade payables, partially offset by an increase of $93.3 million in trade receivables, and a $9.3 million net change from other current assets.

During the year ended December 31, 2023, operating activities provided $56.2 million in cash as a result of $66.5 million of net loss, adjusted by $140.1 million of non-cash charges related to share-based compensation expense, $19.3 million related to depreciation and amortization expenses, $3.0 million in non-cash interest expense related to the amortization of issuance costs and a net change of $9.2 million in non-cash working capital, partially offset by a $41.0 million net change from other long-term assets and liabilities and a $7.9 million increase in deferred income taxes.

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

During the years ended December 31, 2023 and 2024, our days’ sales outstanding (DSO) were 91 days and 105 days, respectively. The increase in DSO was mainly due to the increase in open account receivable and unbilled account receivable as a result of an increase in sales.

Net Cash Used in Investing Activities

Investing activities have consisted of payments for business acquisitions, investment in, and proceeds from, short-term and long-term deposits, investment in, and proceeds from sales and maturities of marketable securities and purchases of property and equipment.

Net cash used in investing activities was $85.8 million and $346.3 million for the years ended December 31, 2023 and 2024, respectively.

The increase of $260.5 million in net cash used in investing activities in 2024 was due to an increase in payments of $984.7 million, net of cash acquired, for business acquisitions in connection with the Venafi acquisition, and an increase of $6.1 million in capital expenditures, partially offset by a $730.3 million net increase in proceeds from short- and long-term deposits, marketable securities and others.

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

Net Cash Provided by Financing Activities

Our financing activities have consisted of proceeds from settlement of capped call transactions, proceeds from shares issued in connection with our ESPP, proceeds from the exercise of share options, payments of contingent consideration related to acquisitions, payment of convertible notes, proceeds from (payments of) withholding tax related to employee stock plans and payment of equity issuance costs.

Net cash provided by financing activities was $38.1 million and $288.8 million for the years ended December 31, 2023 and 2024, respectively.

The increase of $250.7 million in net cash provided by financing activities in 2024 was due to an increase of $261.4 in proceeds from settlement of capped call transactions and an increase of $3.7 million in proceeds from shares issued in connection with employee stock purchase plan, partially offset by a decrease of $10.9 million in proceeds from withholding tax related to employee stock plans, a decrease of $2.8 million in proceeds from the exercise of stock options, an increase of $0.5 million in payment of convertible notes and an increase of $0.2 million in payment of equity issuance costs.

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

Our Material Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2024:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
($ in thousands)

Operating lease obligations(1)	$30,874	$11,240	$12,677	$6,950	$7
Uncertain tax obligations(2)	19,973	—	—	—	—
Severance pay(3)	9,115	—	—	—	—
Non-cancellable purchase obligations(4)	175,436	58,035	117,401	—	—

Total	$235,398	$69,275	$130,078	$6,950	$7

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and certain motor vehicles.

(2)
Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 15(j) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)
Severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination, retirement or death of the respective employee and may be reduced if the employee’s termination is voluntary. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. As of December 31, 2024, $3.2 million is unfunded. See Note 2(l) to our consolidated financial statements included elsewhere in this annual report for further information.

(4)	Consists of agreements related to the receipt of cloud infrastructure services and subscription-based cloud services.

C.	Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel as well as other locations such as India, the United States and Bulgaria. As of December 31, 2024, our research and development department included 1,205 employees and contractors. In 2024, research and development costs accounted for 24.3% of our total revenues.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and Development.”

For information regarding our patents, see “Item 4.B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Revenue Recognition

We generate substantially all our revenues from providing the right to access SaaS solutions and licensing the rights to use software solutions, as well as from maintenance and professional services. Subscription revenues include SaaS offerings and on-premises subscription (Self-hosted subscription). We sell solutions through our direct sales force and indirectly through resellers. Our global network of channel partners consisted of system integrators, managed service providers, solution providers, strategic outsourcers, advisories and distributors, as well as global and regional marketplaces. Our channel partners generally complement our sales efforts by helping identify potential sales targets, maintaining relationships with certain customers, introducing new solutions to existing customers, and offering post-sale professional services and technical support. Payment is typically due within 30 to 90 calendar days of the invoice date.

We recognize revenues in accordance with ASC No. 606 “Revenue from Contracts with Customers.” As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

We enter into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide additional solutions or services. SaaS subscriptions, self-hosted subscription, perpetual license, professional services, updates and technical support are generally distinct since the customer can benefit from the services either on its own or together with other resources that are readily available and our promise to transfer these services is separately identifiable from other promises in the contract. For options to provide additional services, we determine whether the option provides a material right to the customer.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We do not grant a right of return to our customers.

In instances of contracts where revenue recognition differs from the timing of invoicing, we generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing our solutions, not to receive or provide financing. We use the practical expedient and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to the tax authorities

We allocate the transaction price to each performance obligation based on its relative standalone selling price. For maintenance and support, we determine the standalone selling price based on the price at which we separately sell a renewal contract. For professional services, we determine the standalone selling prices based on the prices at which we separately sell those services. For SaaS, self-hosted subscriptions and perpetual licenses, we substantially determine the standalone selling prices by taking into account available information such as historical selling prices, contract value, geographic location, and our price list and discount policy.

The license portion of self-hosted subscriptions and perpetual licenses are recognized at the point of time when the license is made available for download by the customer. Maintenance and support revenue related to perpetual license contracts and the maintenance component of the self-hosted subscription offering, as well as SaaS revenues, are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years, as the services have a consistent continuous pattern of transfer to a customer during the contract period. Professional services revenues are substantially recognized as the services are performed, using the method that best depicts the transfer of services to the customer.

Deferred revenue consists of unrecognized amounts billed under SaaS, self-hosted subscription, maintenance and support contracts, as well as professional services which have not yet been performed as of the balance sheet date, for which we have an unconditional right for a consideration or have collected the amounts. Deferred revenues are recognized as (or when) the Company performs under the contract. The transaction price allocated to remaining performance obligations represents non-cancellable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

Deferred Contract Costs

The Company pays sales commissions primarily to sales and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized proportionately to revenue over an expected benefit period which is five years. The benefit period is determined by taking into consideration the technology life and other factors. Sales commissions for renewal contracts are capitalized and amortized over the related contractual renewal period and aligned with the revenue recognized from these contracts.

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

The Black-Scholes-Merton and Monte Carlo models require a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. We recognize forfeitures of equity-based awards as they occur. For graded vesting awards subject to service conditions, the Company recognizes compensation cost using the straight-line attribution method. For graded vesting awards subject to market or performance conditions, we recognize compensation cost using the accelerated attribution method.

These estimates involve uncertainties and the application of judgment. If circumstances are changed and different estimates are used, our expenses could materially differ in the future.

Business combinations

We account for our business combinations in accordance with ASC No. 805, “Business Combinations” using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Acquisition-related expenses, such as legal and consulting fees, are expensed as incurred.

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

For the years ended December 31, 2022, 2023 and 2024, no impairment losses were identified.

Capped Call Transactions

In connection with the pricing of the convertible senior notes and the exercise by the initial purchasers of the over-allotment option, the Company entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions are considered Level 3 measurements as the Company applies the Black-Scholes option pricing model and uses historical volatility to determine expected share price volatility which is an unobservable input that is significant to the valuation.

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

During the year ended December 31, 2024, we concluded that, based on the evaluation of available evidence, it was no longer more likely than not that some of the deferred tax assets were recoverable, primarily in Israel. As a result, we recorded a valuation allowance of $65.4 million against deferred tax assets.

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

However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance (defined below). As currently implemented by us, expenditures not so approved are deductible over a three-year period from the first year that the expenditures were made if the research or development is for the promotion or development of the company.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in the section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the Ordinance). An “Industrial Enterprise” is defined as an enterprise, which is held by an Industrial Company, whose principal activity in a given tax year is industrial production.

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

The Investment Law was significantly amended effective April 1, 2005 (the 2005 Amendment), further amended as of January 1, 2011 (the 2011 Amendment), and further amended as of January 1, 2017 (the 2017 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduced new benefits for Technological Enterprises that meet certain conditions, alongside the existing tax benefits.

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Israeli Authority for Investments and Development of the Industry and Economy (the Investment Center). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004 but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

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

As of December 31, 2024, approximately $13.9 million was derived from tax exempt profits earned under the “Approved Enterprises” and “Beneficiary Enterprise.” If the retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of up to $3.4 million would have been incurred as of December 31, 2024.

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

We have obtained a comprehensive tax ruling confirming, among others, that we generally qualify as a PTE from 2018 until 2023 and this status was acknowledged by the Israeli Tax Authority in corporate tax audit assessment agreements reached in 2021 and in 2022. We are in the process of obtaining an extension for this tax ruling, which would be relevant for future tax years.

Recently Adopted and Issued Accounting Pronouncements
See Note 2(ac) and Note 2(ad) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards adopted and issued.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each member of our senior management as of March 12, 2025:

Name	Age	Position
Senior Management
Ehud (Udi) Mokady (4)	56	Executive Chairman of the Board and Founder
Matthew Cohen	49	Chief Executive Officer and Director
Erica Smith	52	Chief Financial Officer
Eduarda Camacho	53	Chief Operating Officer
Donna Rahav	46	Chief Legal Officer
Omer Grossman	45	Chief Information Officer
Peretz Regev	46	Chief Product Officer

Directors
Gadi Tirosh (1)(3)(4)(5)	58	Lead Independent Director
Ron Gutler (1)(2)(4)(5)	67	Director
Kim Perdikou (1)(2)(3)(5)	67	Director
Amnon Shoshani (3)(5)	61	Director
François Auque (2)(5)	68	Director
Avril England (3)(4)(5)	56	Director
Mary Yang (4)(5)	56	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Member of our nominating, environmental, sustainability and governance committee.

(4)	Member of our strategy committee.

(5)	Independent director under the rules of Nasdaq.

Senior Management

Ehud (Udi) Mokady is one of our founders and has served as our chairman of the Board of directors since June 2016 and became Executive Chairman of the Board of directors in April 2023. He has also served as a member of our Board of directors since November 2004. Mr. Mokady previously served as our Chief Executive Officer (CEO) from 2005 to April 2023, President from 2005 to 2016 and as our Chief Operating Officer from 1999 to 2005. Mr. Mokady has served as a member of the board of Directors of SQream Technologies Ltd since April 2023 and of Cheq AI Technologies since December 2023. He has served as a member of the board of Advisors of Brandeis International Business School since September 2019 and has served as an advisor to General Catalyst since November 2023. Mr. Mokady served as a member of the board of directors of Demisto, Inc. commencing in January 2018 until its acquisition by Palo Alto Networks, Inc. in March 2019. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur of The Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

Matthew Cohen has served as our CEO since April 2023. He previously served as our Chief Operating Officer since December 2020 after he served as our Chief Revenue Officer since December 2019. Prior to joining CyberArk, Mr. Cohen held several leadership positions in PTC Inc. (Nasdaq: PTC). His most recent position was Executive Vice President of Field Operations, from February 2018 to November 2019, where he led the GTM strategy and all Sales, Commercial Marketing, Customer Success, Services, and Partner functions. Prior to that he was Executive Vice President, Customer Success and Partners from July 2016 to February 2018, Executive Vice President, Global Services from April 2014 through July 2016, and Divisional Vice President, Global Services from October 2013 to March 2014. Before that, Mr. Cohen held various positions in the company’s Global Services group. Mr. Cohen holds a Bachelor of Arts in Psychology from Harvard University.

Erica Smith has served as our Chief Financial Officer (CFO) since January 2025. Ms. Smith joined CyberArk in 2015 and was appointed Deputy CFO in 2024 after serving as Senior Vice President of Finance and Investor Relations, where she led FP&A, investor relations, Treasury and ESG initiatives.

Prior to joining CyberArk, Ms. Smith was Vice President of Investor Relations for Demandware from 2011 to 2015. Demandware completed an initial public offering and listing on Nasdaq in 2012 and was acquired by Salesforce in 2016. Previously, Ms. Smith held various investor relations, corporate communications, and finance positions at leading companies, including Boston Private Financial Holdings, Network Engines, StorageNetworks, Sharon Merrill Associates, and Lehman Brothers. Ms. Smith holds a B.A. in Economics from the College of the Holy Cross.

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

Omer Grossman has served as our Chief Information Officer (CIO) since December 2022. Prior to joining CyberArk, Mr. Grossman served as the Head of the IDF’s Cyber Defense Operations Center between July 2022 and July 2023, and as Head of the Center for Computing and Information Systems (Mamram), the central Cloud Service Provider of the IDF between June 2018 and June 2020. Mr. Grossman holds a Bachelor of Science degree in physics and electrical engineering from Tel Aviv University and a Master of Science in Government Information Leadership from the National Defense University, College of Information and Cyberspace in Washington D.C.

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

Directors
Gadi Tirosh has served as a member of our Board of directors since June 2011, as chairman of the Board of directors between July 2013 and June 2016 and as lead independent director since June 2016. Since 2020, Mr. Tirosh has served as Venture Partner at DisruptiveAI, an Israeli venture capital firm that focuses on innovative artificial intelligence companies. From 2018 to 2020, Mr. Tirosh served as Venture Partner at Jerusalem Venture Partners, an Israeli venture capital firm that focuses, among other things, on cybersecurity companies and operates the JVP Cyber Labs incubator. From 2005 to 2018, he served as Managing Partner at Jerusalem Venture Partners. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd. (Nasdaq: NNDS) later acquired by Cisco Systems, Inc. a provider of end-to-end software solutions to the pay-television industry, including content protection and video security. Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

Ron Gutler has served as a member of our Board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Mr. Gutler is currently a director of Wix.com Ltd. (Nasdaq: WIX) and Fiverr International Ltd. (NYSE: FVRR), and was a director of WalkMe Ltd. (formerly Nasdaq: WKME) until its acquisition by SAP SE in September 2024. Between November 2009 and December 2020. Mr. Gutler served as a director of Psagot Investment House and between November 2007 and December 2020, he served as a director of Psagot Securities. Between June 2018 and November 2019, Mr. Gutler served as the Chairman of the board of Psagot Market Making. Between 2014 and 2019 Mr. Gutler served as a director of Hapoalim Securities USA (HSU). Between August 2012 and January 2018, Mr. Gutler served as chairman of the board of the College of Management Academic Studies in Israel. Between May 2002 and February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust Company. Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem, Israel.

Kim Perdikou has served as a member of our Board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Ms. Perdikou has served as Chairman of The AtSign Company, a private startup Internet Protocol company, since December 2019 and has served on the board of directors of Nasuni Inc, a Private Hybrid Cloud File storage company, since December 2022. Ms. Perdikou served on the Supervisory board of Alter Domus, a Financial Services Company based in Luxembourg, from January 2021 to November 2024. From 1998 to August 2013, Ms. Perdikou served in leadership positions at Juniper Networks, Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University (now the West of Scotland University) in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master of Science in information systems from Pace University in New York, United States.

Amnon Shoshani has served as a member of our Board of directors since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd., CyberArk’s founding investor and Cabaret and ArbaOne Inc. ventures activities where he had a lead role in managing the group’s portfolio companies. Between 2005 and 2018, he served as CEO and Chairman of the board of Smartech, a portfolio company of Cabaret and ArbaOne, that provides game changing technologies to the industrial world, which was sold to Hexion in November 2024. Between 2018 and November 2024, Mr. Shoshani served as the President and Chairman of the board of Smartech, and since its sale, he serves as the President and a board member of Smartech. From 1994 to April 2005, Mr. Shoshani owned a Tel Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds a Bachelor of Law (LL.B.) from Tel Aviv University in Israel.

François Auque has served as a member of our Board of directors since February 2019. Mr. Auque serves as the deputy chairman of the board and chairman of the Audit and Risk Committee of Rexel SA from May 2019, after being an observer on the board from October 2018. Mr. Auque is a partner at InfraVia Capital Partners, a Private Equity firm based in Paris. Mr. Auque served as the General Partner and Chairman of the Investment Committee of Airbus Ventures, the venture capital arm of Airbus between 2016 and 2018. From 2000 to 2016, Mr. Auque headed the Airbus space division as a member of Airbus Group’s Executive Committee. Between 1991 and 2000, Mr. Auque served as Chief Financial Officer of Aerospatiale (then Aerospatiale-Matra), one of the three founding firms of the European Aeronautic Defense and Space Company (EADS), Europe’s largest aerospace company (currently Airbus). Mr. Auque holds a Master’s in Finance from Ecole des Hautes Etudes Commercials in Paris, France, a Bachelor of Arts in Public Administration from the Paris Institute of Political Studies in Paris, France, and is a graduate in economics from Ecole Nationale d’Administration in Paris, France.

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

Mary Yang has served as a member of our Board of directors since November 2023. Ms. Yang serves as a director audit committee member and compensation committee member of Sunnova Energy International Inc. (NYSE:NOVA) since October 2021. Ms. Yang served as Senior Vice President and Chief Strategy Officer of Ciena Corporation (NYSE:CIEN) between 2020 and 2022. Between 2016 and 2020 she served as Vice President, Business and Corporate Development for NIO Inc. (NYSE: NIO). She served as Vice President, Corporate Development and Strategic Alliances for Fortinet Inc. (Nasdaq: FTNT) between 2014 and 2016, and as Global Head of Security Corporate Development for Cisco Systems Inc. (Nasdaq: CSCO) between 2011 and 2014 and as Global Business Development between 2008-2011. Ms. Yang holds a Juris Doctorate from Stanford Law School and several academic degrees from Stanford University, including a Master of Business Administration, a Master of Science in Management Science and Engineering and a Bachelor of Arts in Quantitative Economics.

B.	Compensation

Compensation of Directors and Senior Management

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended December 31, 2024, for our directors and senior management that served at any time during the year ended December 31, 2024, was $43.2 million. This amount includes approximately $1.3 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

During the year ended December 31, 2024, our directors and senior management were granted 178,300 restricted share units, some of which were subject to performance criteria, under our 2014 Share Incentive Plan.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined in the Companies Law and described under “Board Practices— Disclosure of Compensation of Senior Management” below) during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive (1)
Name and Principal Position (2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)

Matthew Cohen, CEO	$481,000	$208,643	$649,350	$10,550,362
Ehud (Udi) Mokady, Executive Chairman of the Board and Founder	270,000	385,278	364,500	8,644,102
Joshua Siegel, Former CFO (6)	389,793	94,697	414,100	6,022,593
Eduarda Camacho, Chief Operating Officer	391,026	357,808	540,000	2,941,686
Peretz Regev, Chief Product Officer	373,698	123,824	281,800	3,006,509

(1)	All amounts reported in the table are in terms of cost to our Company, as recorded in our financial statements for the year ended December 31, 2024.

(2)
Other than our Executive Chairman of the Board, all current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2024.

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

(4)	Amounts reported in this column refer to Variable Compensation, such as incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2024.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 14 to our audited consolidated financial statements, which are included in this annual report.

(6)	Joshua Siegel stepped down as CFO on January 1, 2025, and Erica Smith became CFO, effective January 1, 2025.

CEO Equity Plan

In June 2023, the Company’s shareholders approved a multi-year CEO Equity Plan, which included an equity grant to the CEO in respect of 2023 and authorized the compensation committee and Board of directors to approve CEO equity grants between 2024 and 2027 under the terms of such plan.

Accordingly, the CEO was awarded the following equity grants:

		RSUs	Business PSUs	Relative TSR PSUs
2023	Percentage	50%	30%	20%
	Amount	29,100	17,460	11,640
2024	Percentage	50%	30%	20%
	Amount	24,000	14,400	9,600
2025	Percentage	50%	30%	20%
	Amount	16,900	10,140	6,760

The performance targets for the 2025 business PSUs are annual recurring revenue and non-GAAP operating income margin, both of which are viewed as key factors in our long-term success.

2024 Executive Chairman Equity Grant

In June 2024, the Company’s shareholders approved an equity grant to the Executive Chairman of the Board in respect of 2024. Accordingly, he was awarded the following equity grants:

RSUs	Business PSUs	Relative TSR PSUs
Percentage	50%	30%	20%
Amount	12,000	7,200	4,800

Executive Chairman of the Board and CEO PSU performance

In February 2025, the compensation committee certified the Company’s performance of our 2024 business PSUs performance criteria and the applicable number of PSUs earned, demonstrating our track record of paying for performance and linking the executives’ achievement rate of the performance criteria as follows:

Year of Grant	Performance Targets	Performance Criteria Achievement Rate (Weighted Average)	Earning Rate
2024 Business PSUs	• Annual recurring revenue • Operating Margin	129.5%	165%

Business PSUs are earned based on a one-year performance period and are subject to further time-based vesting.

In 2022, the Executive Chairman of the Board and the CEO (in their capacity as CEO and Chief Operating Officer (COO), respectively), were awarded relative total shareholder return PSUs (rTSR PSUs) that are earned based on our total shareholder return relative to the S&P Software & Services Select Industry index over a three-year period. In February 2025, the compensation committee certified the Company’s performance of the 2022 rTSR PSUs performance criteria, as follows:

Year of Grant	Percentile Rate	Earning Rate
2022	92.54%	200.0%

The compensation committee have further certified the earning of the underlying 2024 and 2022 PSUs, as follows:

		Number of PSUs Granted (on Target)	Number of PSUs Earned
2024 Business PSUs	Executive Chairman	7,200	11,890
	CEO	14,400	23,780
2022 rTSR PSUs	Executive Chairman	12,300	24,600
	CEO	3,140	6,280

The Executive Chairman of the Board and the CEO were also awarded rTSR PSUs in 2023 in their previous capacity as the CEO and COO, respectively, and in 2024, that have not been earned to date, as their performance periods have not yet been completed.

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

Directors’ Service Contracts

Other than with respect to Ehud (Udi) Mokady, our Executive Chairman of the Board and Matthew Cohen, our CEO, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our Company, except that directors are permitted to exercise vested options for one year following the termination of their service. Each of our non-executive directors is entitled to a fixed annual fee and predetermined dollar values of initial and recurring annual equity grants of RSUs.

Equity Incentive Plans

2024 Share Incentive Plan

The 2024 Share Incentive Plan (the 2024 SIP) was adopted by our Board of directors and became effective as of June 1, 2024. The 2024 SIP is designed to grant equity-based incentive awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates.

Shares Available for Grants. The maximum number of ordinary shares available for issuance under the 2024 SIP is equal to the sum of (a) 1,786,992 ordinary shares, plus (b) on January 1 of each calendar year commencing in 2025, a number of ordinary shares equal to the lesser of: (i) an amount determined by our Board, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of ordinary shares of the Company outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 ordinary shares. Unless determined otherwise by our Board of directors, shares underlying awards that expire are cancelled, terminated, forfeited, repurchased, settled in cash or used to pay the exercise price or withholding tax obligations, may be reissued under the 2024 SIP. Our Board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2024 SIP in its discretion. Any share underlying an award granted under the 2014 SIP that is cancelled or terminated or forfeited for any reason without having been exercised, in accordance with the terms of the plan, will automatically be available for grant under the 2024 SIP. As of December 31, 2024, 262,050 ordinary shares underlying share-based awards were outstanding under the 2024 SIP and 1,517,460 ordinary shares were reserved for future grant under the 2024 SIP. On January 1, 2025, the aggregate number of ordinary shares reserved for issuance under the 2024 SIP was increased by 1,480,000 shares.

Administration. Our Board of directors, or a duly authorized committee of our Board of directors (the administrator), will administer the 2024 SIP. Eligibility. The 2024 SIP provides for the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates. The 2024 SIP provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance.

2014 Share Incentive Plan

The 2014 Share Incentive Plan (the 2014 SIP) was adopted by our Board of directors and became effective on June 10, 2014. The 2014 SIP was approved by our shareholders on July 10, 2014. As of December 31, 2024, 2,489,837 ordinary shares underlying share-based awards were outstanding under the 2014 SIP. No new awards may be granted under the 2014 SIP.

2020 Employee Share Purchase Plan

On January 1, 2021, our ESPP, became effective. The ESPP enables our eligible employees and eligible employees of our designated subsidiaries to elect to have payroll deductions made during the offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The aggregate number of ordinary shares reserved for issuance under the ESPP, as of January 1, 2021 was 125,000 shares (the ESPP Share Pool). On January 1 of each year between 2022 and 2026 the ESPP Share Pool will be increased by a number of ordinary shares equal to the lowest of (i) 1,000,000 shares, (ii) 1% of our outstanding shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of shares determined by our Board of directors. As of December 31, 2024, 132,904 ordinary shares were reserved for issuance under the ESPP. On January 1, 2025, the aggregate number of ordinary shares reserved for issuance under the ESPP was increased by 30,000 shares.

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

Board of Directors

Under the Companies Law, our business and affairs are managed under the direction of our Board of directors. Our Board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of directors. Our CEO is appointed by, and serves at the discretion of, our Board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our Board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them.

We comply with the Nasdaq rule that requires a majority of our directors to be independent as defined under Nasdaq corporate governance rules. Our Board of directors has determined that all of our directors, other than our Executive Chairman of the Board and our CEO, are independent under such rules. Under our articles of association, our directors serve for a period of three years pursuant to the staggered board provisions of our articles of association. Under our articles of association, our Board of directors must consist of at least four and not more than nine directors. Our Board of directors currently consists of nine directors.

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

As of the date hereof, our directors are divided among the three classes as follows:

(i) the Class I directors are Matthew Cohen, François Auque and Mary Yang, and their term expires at the annual general meeting of shareholders to be held in 2027 and at the time their successors are elected and qualified;

(ii) the Class II directors are Gadi Tirosh, Amnon Shoshani and Avril England, and their term expires at the annual general meeting of shareholders to be held in 2025 and at the time their successors are elected and qualified; and

(iii) the Class III directors are Ehud (Udi) Mokady, Ron Gutler and Kim Perdikou, and their term expires at the annual general meeting of shareholders to be held in 2026 and at the time their successors are elected and qualified.

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

Under the Companies Law and our articles of association, nominations for directors may be made by any shareholder(s) holding together at least 5% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been timely and duly given to our Secretary (or, if we have no Secretary, our CEO), as set forth in our articles of association. Any such notice must include certain information regarding the proposing shareholder and the proposed director nominee, the consent of the proposed director nominee(s) to serve as our director(s) if elected, and a declaration signed by the proposed director nominee(s) as required by the Companies Law and that all of the information that is required to be provided to us in connection with such election under the Companies Law and under our articles of association has been provided.

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

Under the Securities Law 1968-5728 (the Securities Law) and the Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

Lead Independent Director

Mr. Mokady, our founder, who served as our CEO from 2005 until April 2023, has been on the Board of directors since the Company’s inception and has served as Chairman of the Board since June 2016. When the roles of CEO and chairman of the Board were combined, our Board of directors appointed a lead independent director. In April 2023, we separated the roles of CEO and Chairman of the Board. Mr. Mokady assumed the role of Executive Chairman of the Board, and Matthew Cohen was appointed as CEO and joined the Board. Even though the roles of CEO and Chairman of the Board are not currently combined, Mr. Mokady continues to be employed by the Company and, as such, he does not qualify as “independent.” Accordingly, in order to facilitate strong, independent Board leadership and ensure effective independent oversight, the Board of directors believes it is in the Company’s best interest to maintain the Lead Independent Director role.

Our Lead Independent Director is selected by our non-executive Board members from among the independent directors of the Board, who has served a minimum of one year as a director. If, at any meeting of the Board, the Lead Independent Director is not present, for the purpose and duration of such meeting, the Chairman of the Audit Committee, Chairman of the Compensation Committee, or an independent member of the Board of directors appointed by a majority of the independent members of the Board of directors present will act as the Lead Independent Director, in the order listed above. Mr. Tirosh has been our Lead Independent Director since June 2016.

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

•	presiding as chairman of meetings of the Board at which the Executive Chairman of the Board is not present, including executive sessions of the independent members of the Board of directors;

•	serving as a liaison between the CEO and the independent members of the Board of directors;

•	providing feedback on Board meeting agendas, information and ongoing training provided to the Board, and requiring changes to the same;

•	approving meeting schedules to ensure there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board;

•	being available for consultation and direct communication with shareholders, as appropriate;

•	recommending that the Board of directors retain consultants or advisers that report directly to the Board;

•	conferring with the Executive Chairman of the Board or CEO on important Board of directors matters and key issues and tasks facing the Company, and ensuring the Board of directors focuses on the same;

•	presiding over the Board’s annual self-assessment process and the independent directors’ evaluation of the effectiveness of the Executive Chairman of the Board, CEO, and management; and

•	performing such other duties as the Board of directors may, from time to time, delegate to assist the Board of directors in the fulfillment of its duties.

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

•	determining whether to approve certain related party transactions (see “Item 6.C. Board Practices —Approval of Related Party Transactions under Israeli Law”);

•	recommending to the Board of directors the retention and termination of our Head of Internal Audit, and determining the Head of Internal Audit’s remuneration, in accordance with the Companies Law;

•	approving the work plan proposed by the Head of Internal Audit and reviewing and discussing the work of the internal auditor on a quarterly basis;

•	reviewing our cybersecurity risks and controls with senior management, keeping our Board of directors informed of key issues related to cybersecurity;

•	establishing procedures for the handling of employees’ complaints as to the deficiencies in the management of our business and the protection to be provided to such employees;

•	conducting or authorizing investigations into any matters within the scope of its responsibilities as it deems appropriate; and

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

Compensation Policy pursuant to the Israeli Companies Law

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, as such term is defined under the Companies Law, to which we refer as a compensation policy. That compensation policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be brought for approval by the company’s shareholders at least once every three years, which approval requires a Special Approval for Compensation (as defined below under “— Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”).

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

•	exempting certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law (including with respect to the CEO); and

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

Nominating, Environmental, Sustainability and Governance Committee

Our nominating, environmental, sustainability and governance committee consists of four independent directors, Gadi Tirosh (Chairperson), Kim Perdikou, Amnon Shoshani, and Avril England.

Nominating Environmental, Sustainability and Governance Committee Role

Our Board of directors has a nominating, environmental, sustainability and governance committee charter that sets forth the responsibilities of the nominating, environmental, sustainability and governance committee, which include:

•	overseeing and assisting our Board of directors in reviewing and recommending nominees for election as directors and as members of the committees of the board of directors;

•	establishing procedures for, and administering the performance of the members of our Board of directors and its committees;

•	evaluating and making recommendations to our Board of directors regarding the termination of membership of directors;

•	reviewing, evaluating, and making recommendations regarding management succession and development;

•
reviewing and making recommendations to our Board of directors regarding board member qualifications, composition and structure and the nature and duties of the committees and qualifications of committee members;

•
establishing and maintaining effective corporate governance principles and practices, including, but not limited to, developing and recommending to our Board of directors a set of corporate governance guidelines applicable to our Company; and

•
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

For additional information, see “Item 6.B. Compensation— Compensation of Directors and Senior Management.”

Compensation of Directors

Under the Companies Law, compensation of directors requires the approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses incurred in attending board meetings and performing their functions as directors of the Company, all of which is to be determined by the board of directors.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Dror Bar Moshe served as our internal auditor, as Head of Internal Audit for the year ended December 31, 2024.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. The term “office holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions (regardless of that person’s title), a director and any other manager reporting directly to the general manager.

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

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

We currently do not have a controlling shareholder. If, in the future, we were to have a controlling shareholder, disclosure requirements regarding personal interests will apply and shareholder approval (meeting a special majority requirement) will be required with respect to transactions specified in the Companies Law involving the controlling shareholder, parties having certain relationships with the controlling shareholder and certain other specific transactions. In such cases, the votes of a controlling shareholder and certain parties associated with it would be excluded for purposes of special majority voting requirements. Additionally, the Companies Law provides a different, broader definition of a controlling shareholder with respect to the provisions pertaining to the approval of related party transactions.

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

As of December 31, 2024, we had 3,793 employees and subcontractors with 1,353 located in the United States, 1,062 in Israel, 416 in India, 217 in the United Kingdom and 745 across 47 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Department	2022	2023	2024
Sales and marketing	1,157	1,321	1,573
Research and development	901	922	1,205
Services and support	493	533	696
General and administrative	217	242	319

Total	2,768	3,018	3,793

All our employment agreements are governed by local labor laws and, where applicable, the relevant collective bargaining agreements (CBA) which may dictate matters such as working hours, treatment of family leave, pension rights and vacation entitlement, depending on the CBA in question. CBAs apply to employees based in the following countries: all employees in Italy work under the national CBA for trade and commerce sector (CCNL Commercio); all employees in France work under the CBA for offices of technical studies, offices of consulting engineers and consulting firms (SYNTEC CBA); and all employees in Spain work under the relevant CBA for the Sale of Metal of the Region of either Madrid, Barcelona, Malaga or Seville, depending on their location.

With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans that comply with the applicable Israeli legal requirements, and we make monthly contributions to severance pay funds for all Israeli employees, which cover potential severance pay obligations.

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

Our approach to ESG is guided by an internal ESG Committee, which is comprised of members of key business areas including Finance, Legal and Compliance, Human Resources, Investor Relations, Information Technology and Product Management. The ESG Committee reports to an Executive Steering Committee that includes the CEO. Ultimately, the ESG Committee is overseen by the Board’s Nominating, Environmental, Sustainability and Governance Committee and the full Board. We believe this structure increases the Board’s effectiveness as it oversees our progress, including the establishment of key metrics and targets.

We continued executing our ESG program in 2024, incorporating various stakeholder perspectives to better understand how ESG factors could impact our business. The principles of our ESG Program include communicating and seeking feedback from internal and external stakeholders, maintaining trust through disclosure and honest discussion about our progress and making measurable and sustainable progress on focus areas that are most impactful to our business and stakeholders. Our ESG highlights, as of the fiscal year ended December 31, 2024, include the following:

Governance, Ethics, and Compliance

We are committed to promoting integrity, honesty, and professionalism and to maintaining the highest standards of ethical conduct in all our activities. Our Code of Conduct, updated in 2022, aligns with our values and aims to address the compliance risks most relevant to our business. All CyberArk employees and executive officers must certify their compliance with the Code and other company policies annually. Our Governance, Ethics, and Compliance strategy is overseen by our Chief Legal Officer and supported by our VP of Compliance & Ethics. We periodically review our compliance program to ensure that risk mitigation efforts meet relevant regulatory requirements. Our progress is regularly reviewed by our CFO and our CEO. The Audit Committee of the board of directors has primary oversight of our Ethics and Compliance program. See “Item 16B. Code of Ethics” for additional details.

Environment and Climate. We recognize the importance of environmental stewardship. We have taken and continue to take steps to better understand our carbon footprint and this process will provide the starting point from which we can explore opportunities to identify the best ways to reduce our environmental impact.

Culture and Talent. Our People strategy (also Human Capital Management) is built on four pillars: Attract, Belong, Communicate and Develop – the ABCDs. The ABCD strategy supports the wellbeing, retention, and career development of our people, since our culture continues to be a key ingredient in our success.

We believe that the combined experience across the ABCD pillars, coupled with the right tone at the top, enables our employees and our culture to thrive. We are committed to hiring talented, smart, bold and humble employees who love a challenge. Our Chief Human Resource Officer, who reports directly to our CEO, oversees our broad and comprehensive initiatives to promote a strong culture, including employee recognition programs, matching charitable donations, a wide range of community volunteering opportunities, team building events, regular executive round table discussions and employee engagement surveys. Given its importance to our overall strategic execution, our human capital management and inclusion and belonging (I&B) program is overseen by the Compensation Committee of the board of directors. Our CEO and our Chief Human Resource Officer regularly report to the Board and the Compensation Committee on human capital and I&B matters.

Our Culture
Our culture is an important contributing factor to our success and a key differentiator in our strategy. We are committed to cultivating an environment where people feel valued and can build strong relationships that form the heart of the CyberArk community. We believe that by equipping and encouraging our people to achieve their full potential, we can successfully contribute to creating a safer, more secure world. In 2024, across all regions, we received eight employer of choice recognitions.

Our Core Values

Customer First

Understand, anticipate and respond to the needs of customers and partners. Earn trust through consistent actions and by delivering exceptional customer outcomes.

Smart, Bold and Humble

Courageously pursue opportunities and confront problems while using experience, data and intuition to make decisions. Embrace diverse perspectives with respect and humility.

What's Best for CyberArk

Put CyberArk and the team before self. Be passionate collaborators who demonstrate individual and team accountability and a relentless focus on delivering results.

Innovators

Pioneer the future of cybersecurity by creating market-leading solutions. Reimagine ways of working to solve complex business challenges for customers and for CyberArk.

Trusted Experts

Demonstrate thorough expertise in security and in individual work domains. Seek continuous learning, communicate honestly, and act with integrity.

Move fearlessly forward.

Attract: Recruitment & Wellbeing
As a growing business, we focus on attracting employees who embrace and demonstrate a commitment to our Core Values.

In the United States, Israel, India and Singapore, and across the Company, we welcomed approximately 100 college students to our 2024 internship program. They gained invaluable first-hand work experience, while contributing to a variety of teams, including R&D, Customer Support, Marketing, Sales, IT, HR and Finance.

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

Belong: Inclusion and Belonging
Inclusion and belonging (I&B) is critical to the successful execution of our strategy. Cultivating an inclusive culture where people feel they belong drives innovation, strengthens decision-making processes, and creates a strong community that enables employees to be their authentic selves. In 2024, we welcomed a senior director of global inclusion and belonging to lead this important work and drive our I&B strategy. We also launched a Global Council for Inclusion & Belonging, which consists of senior leaders from around CyberArk and is responsible for, among other things, setting a three-year roadmap for our I&B strategy.

We have also taken important strides in cultivating a more equitable and inclusive culture by launching and supporting four Employee Resource Groups (ERGs) – one for women, one for the LGBTQIA2S+ community, one for empowering employees across different backgrounds, and a new ERG that supports neurodivergent individuals. ERGs are open to all employees, regardless of how they personally identify. We highlighted the contributions of our ERGs during a special all-employee program and saw increased interest in ERG participation in 2024.

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

Using a third-party platform, we regularly conduct comprehensive employee engagement surveys throughout all regions and departments. In our latest survey our participation rate of 83%, and engagement score was well above the industry benchmark, indicating that 86% of our employees were pleased with their overall experience and would recommend CyberArk to a peer. We utilize this feedback to enhance and improve the overall employee experience, our culture, and our strategy, designed to highlight the positive customer experiences across the organization and educate employees about programs that support their career development and progression.

Develop: Learning and Career Development
We encourage all employees to shape their own learning journey and take advantage of the broad variety of learning and development opportunities that we offer. Learning and development help our colleagues enhance their skills and competencies to become more impactful in their current role as well as in future roles. In addition, we deliver learning solutions using various methodologies, including classroom-based sessions, hackathons, virtual webinars, coaching, and experiential learning to meet the needs of our employees. We aim to offer innovative opportunities to empower employees to grow and advance their careers. In 2024, we launched our new Career Lattice program, designed to support career progression beyond promotions by enabling them to expand their current role. This includes equipping managers with tools to coach employees through this process.

E.	Share Ownership

For additional information regarding the share ownership of our directors and senior management, please also refer to “Item 6.B. Compensation.”

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Senior Management and Directors
Ehud (Udi) Mokady (1)	*	*
Matthew Cohen	*	*
Erica Smith	*	*
Eduarda Camacho	*	*
Donna Rahav	*	*
Peretz Regev	*	*
Omer Grossman	*	*
Gadi Tirosh	*	*
Ron Gutler	*	*
Kim Perdikou	*	*
Amnon Shoshani	*	*
François Auque	*	*
Avril England	*	*
Mary Yang	*	*
All senior management and directors as a group (14 persons)	*	*

*Less than 1%

(1)	Mr. Mokady’s shares include 12,600 shares held in trust for family members over which Mr. Mokady is the beneficial owner.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table above sets forth information with respect to the beneficial ownership of our shares as of January 31, 2025 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and senior management individually; and

•	all of our senior management and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table above, we deem shares subject to equity-based awards that are currently exercisable or exercisable within 60 days of January 31, 2025, to be outstanding and to be beneficially owned by the person holding the equity-based awards for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 49,458,713 ordinary shares outstanding as of January 31, 2025.

As of January 31, 2025, we had six holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 48,312,415 of our outstanding ordinary shares, or 97.6% of our outstanding ordinary shares as of January 31, 2025. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 31, 2025 is included under “Item 7.B. Related Party Transactions.”

Significant Changes

No significant changes have occurred since December 31, 2024, except as otherwise disclosed in this annual report.

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

The following is a description of material transactions, or series of related material transactions, since January 1, 2024, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Registration Rights

Our investor rights agreement entitles our shareholders to certain registration rights. None of our shareholders are currently entitled to registration rights pursuant to the investor rights agreement.

Registration Rights Agreement

On October 1, 2024, the Company and Seller entered into a customary Registration Rights Agreement (the “Registration Rights Agreement”), the form of which was agreed at the time of the signing of the Merger Agreement. Subject to the terms and conditions of the Registration Rights Agreement, the Company is required to register with the SEC the ordinary shares of the Company issued to Seller in connection with the Merger (the “Seller Shares”). The Registration Rights Agreement permits Seller to make a limited number of requests from the Company to perform underwritten shelf offerings, subject to certain volume restrictions. In addition, if the Company proposes to register any of its ordinary shares, Seller will have the right, pursuant to the Registration Rights Agreement, to be included in such registration, subject to customary cutbacks. Under the Registration Rights Agreement, the Company has agreed to pay the fees and expenses associated with registration of the Seller Shares. The Registration Rights Agreement contains customary provisions with respect to registration proceedings, underwritten offerings and indemnity and contribution rights.

A copy of the Registration Rights Agreement is filed as Exhibit 2.3 to this Annual Report.

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

Equity Awards. Since our inception we have granted options to purchase, and restricted share units underlying our ordinary shares to our officers and certain of our directors. Such award agreements contain acceleration provisions upon certain merger, acquisition, death, or change of control transactions. We describe our equity incentive plans under “Item 6.B. Compensation—Equity Incentive Plans” and the equity-based compensation received by certain of our senior managers in “Item 6.B. Compensation—Compensation of Directors and Senior Management.” If the relationship between us and a senior manager, or a director, is terminated, except for cause (as defined in the various option agreements), all options that are vested will remain exercisable for 90 days after such termination in the case of our executive officers, or one year in the case of our directors.

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

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our Board of directors has sole discretion whether to pay dividends. If our Board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The distribution of dividends may also be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of an Israeli court. However, as a company listed on an exchange outside of Israel, court approval is not required if the proposed distribution is in the form of an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase without obtaining court approval.

B.	Significant Changes

No significant changes have occurred since December 31, 2024, except as otherwise disclosed in this annual report.

ITEM 9.          THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are quoted on Nasdaq under the symbol “CYBR.”

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is incorporated by reference as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.4 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.	Material Contracts

For a description of the registration rights that we granted under our Fourth Amended Investor Rights Agreement and our Registration Rights Agreement, please refer to “Item 7.B. Related Party Transactions—Registration Rights.”

For a description of our leases, see “Item 4.B.—Business Overview—Properties.”

For a description of our issuance of convertible notes, see Note 12 to our consolidated financial statements included within this annual report.

Merger Agreement

On May 19, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Venafi, Venafi Parent, LP, a Delaware partnership (“Seller”), and Triton Merger Sub, Inc., a Delaware corporation and indirect wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub would merge with and into Venafi (the “Merger”) with Venafi continuing after the Merger as a wholly-owned indirect subsidiary of the Company.

The Merger was completed on October 1, 2024 at a transaction price of $1.66 billion in a combination of cash (approximately $1.02 billion) and Company ordinary shares (approximately $0.64 billion). The ordinary shares of the Company were issued to Seller without registration under the Securities Act of 1933 in reliance on the private offering exemption provided by Section 4(a)(2) thereof.

A copy of the Merger Agreement is filed as Exhibit 4.11 to this Annual Report.

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

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income are taxed in Israel at their marginal tax rates applicable to business income (up to 47% in 2024). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of our ordinary shares.

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

Additionally, a sale of shares by a non-Israeli resident (either an individual or a corporation) may be exempt from Israeli capital gains tax under the eligibility to enjoy the provisions of an applicable tax treaty benefits which should generally supersede Israeli domestic legislation. For example, under the Convention between the United States and the Government of the State of Israel with respect to Taxes on Income (the United States-Israel Tax Treaty), the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the United States -Israel Tax Treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to royalties; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) and deemed a dealer or otherwise is deemed to have business income from such sale, exchange or disposition of the shares attributed to a permanent establishment in Israel. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to tax credits against U.S. state or local taxes.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 721,560 for 2024), which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gains. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain United States Federal Income Tax Consequences

The following is a description of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the United States federal income tax consequences to U.S. Holders that hold such ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code). This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax‑free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and our ordinary shares are readily tradeable on an establishes securities market in the United States. U.S. Treasury Department guidance indicates that our Ordinary Shares, which are listed on the Nasdaq, are readily tradable on an established securities market in the United States. Thus, we believe that any dividends that we pay on our ordinary shares will be potentially eligible for the lower tax rates. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be, at your election, either deducted from your taxable income or credited against your United States federal income tax liability. Dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income and “passive category income” for purposes of the foreign tax credit, which may be relevant in calculating your foreign tax credit limitation. Final Treasury regulations (the Foreign Tax Credit Regulations) have imposed additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. However, recent notices from the IRS (the Notices) indicate that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allowing, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations until the date when a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In addition, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends (generally attributable to earnings and profits from sources within the United States) paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. A United States-owned foreign corporation is any foreign corporation if 50% or more of the total value or total voting power of its stock is owned, directly, indirectly or by attribution, by United States persons. We believe that we may be treated as a United States-owned foreign corporation. As a result, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to United States source earnings and profits may be treated as United States source, and, as such, a U.S. Holder may not offset any Israeli withholding taxes withheld as a credit against United States federal income tax imposed on that portion of dividends. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are very complex, and U.S. Holders should consult their tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. As a result, in the event any Israeli tax is imposed upon gains in respect of our ordinary shares, the use of U.S. foreign tax credits relating to such tax may be limited. In addition, subject to the Notices (as described above), any foreign taxes on disposition gains are likely not creditable under the Foreign Tax Credit Regulations unless you are eligible for and elect the benefits of the United States-Israel Tax Treaty. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are very complex, and U.S. Holders should consult their tax advisors regarding the tax consequences if Israeli taxes are imposed on a taxable disposition of our ordinary shares and their ability to credit any Israeli tax against their U.S. federal income tax liability.

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

Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2024. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

If we are considered a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a lower-tier PFIC), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income.

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

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2024, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily Euros and British pounds. In 2024, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily Euros and British pounds. Our foreign currency-denominated expenses consist primarily of personnel, facilities and travel costs. The exchange rates between the U.S. dollar and foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. Since the portion of our expenses denominated in NIS and British pounds is greater than our revenues in NIS and British pounds, respectively, any appreciation of the NIS or the British pound relative to the U.S. dollar could adversely impact our operating results. In addition, since the portion of our revenues denominated in Euros is greater than our expenses in Euros, any depreciation of the Euro relative to the U.S. dollar could adversely impact our operating results.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)

2024	0.4
2023	9.7
2022	4.0

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. A 10% strengthening or weakening in the value of the NIS against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $18.8 million in 2024. We estimate that a 10% strengthening or weakening in the value of the Euro against the U.S. dollar would have decreased or increased, respectively, our operating loss by approximately $1.1 million in 2024. We estimate that a 10% strengthening or weakening in the value of the British pounds against the U.S. dollar would have increased or decreased, respectively, our operating loss by approximately $2.0 million in 2024. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll of our Israeli employees in NIS for a period of one to 12 months with forward contracts and other derivative instruments. In addition, from time to time we enter into foreign exchange forward transactions or hold corresponding foreign currency-based time deposits, as relevant, to economically hedge certain net asset or liability balances in NIS, Euros and British pounds. We do not use derivative financial instruments for speculative or trading purposes.

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

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.          CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2024, have concluded that, based on such evaluation, as of such date, our disclosure controls and procedures were effective such that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management annual report on internal control over financial reporting

Our management, under the supervision of our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

In accordance with guidance issued by the SEC staff, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Accordingly, our management excluded Venafi from its assessment of internal control over financial reporting as of December 31, 2024. We have included the financial results of Venafi in the consolidated financial statements from the date of the Venafi Acquisition. Total revenue from the Venafi Acquisition represented approximately 4.7% of our consolidated total revenue for the year ended December 31, 2024. Total assets and net assets from the Venafi Acquisition represented approximately 3.1% and 0.1% of our consolidated total assets and net assets, respectively.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2024. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

ITEM 16B.          CODE OF ETHICS

We have adopted a corporate Code of Conduct applicable to our executive officers, directors and all other employees. This Code of Conduct is made available to every employee of CyberArk Software Ltd. and all of its subsidiaries and is also available to investors and members of the public on our website at http://investors.cyberark.com or by contacting our investor relations department. The Code of Conduct includes, in compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our Code of Ethics, which is applicable to our CEO, our CFO and all other senior financial officers. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the Code of Conduct (including the Code of Ethics) applies to our CEO, CFO or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2024.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm, for the years ended December 31, 2023 and 2024:

	2023	2024
	($ in thousands)
Audit Fees	$1,010	$1,575
Tax Fees	262	750
All Other Fees	45	14

Total	$1,317	$2,339

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, comfort letters and assistance with and review of documents filed with the SEC.

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2023 and 2024 were approved in accordance with our policy.

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

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.           INSIDER TRADING POLICIES

We have adopted an Insider Trading Prevention Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Prevention Policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K.          CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program is centered on management of risks related to our network, product and cloud security, including security measures and controls designed to identify, protect, detect, respond to, and recover from cybersecurity risks. We use the NIST Cybersecurity Framework (NIST CSF) as a guide. This does not imply that we meet any particular technical standards, specifications, or requirements of NIST CSF, only that we use the NIST CSF as a framework to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall risk management process and shares common methodologies, reporting channels and governance processes that apply across the risk management process to other risk areas, such as compliance and business continuity risks.

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

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3.D. Risk Factors— If our IT network systems, or those of our third-party providers, are compromised by cyberattacks or other security incidents, or by a critical system disruption or failure, then our reputation, financial condition and operating results could be materially adversely affected,” “—We increasingly rely on third-party providers of cloud infrastructure services to deliver our SaaS solutions to customers, and any disruption of or interference with our use of these services, including any specifications limitations, could adversely affect our business” and “—Real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions, may result in significant reputational, financial, and legal adverse impact.”

Cybersecurity Governance

Our Board of directors considers cybersecurity risk as a critical part of its risk oversight function and has delegated to our audit committee oversight of cybersecurity and other information technology risks. Our audit committee oversees management’s implementation of our cybersecurity risk management program, including product and information security.

Our audit committee receives periodic updates of our cybersecurity risks and controls from our management members, including the CIO, who is currently acting as CISO, and along with our Senior Vice President of R&D, as relevant. In addition, the CIO along with other relevant managers, update the audit committee, as necessary, regarding cybersecurity incidents they consider significant. Our audit committee also monitors our annual mitigation plan, which includes the results of our annual cybersecurity risk assessment on our information technology. Our audit committee reports to the full Board of directors regarding its activities, including our cyber risk management program.

In addition, we have two steering committees, each assigned with overseeing and managing different aspects of cybersecurity risks: the Information Security Steering Committee (ISSC) and a Service and Product Security Steering Committee (SPSSC). The ISSC is comprised of our CEO, CIO, Chief Product Officer (CPO), and Chief Legal Officer, as well as leaders from our Information Security, R&D and Security Services teams and typically meets monthly to discuss key security matters, mitigation plans and progress. The SPSSC includes our CPO, Senior Vice President of R&D, Senior Vice President of Product Management, CISO, Managing Counsel and other service and product security leaders in our Information Security, Product Management and R&D departments.

On the management team, our CIO has overall responsibility for assessing and managing our material risks from cybersecurity threats, and is assisted in this regard by the information and product security teams. As applicable, the teams will also involve our CPO for assessing and managing the relevant risks. Our CIO has extensive experience in cyber risk management. Prior to joining CyberArk, our CIO served as Head of the Cyber Defense Operations Center of the IDF and Head of the Center for Computing and Information Systems of the IDF. He holds a Bachelor of Science degree in physics and electrical engineering from Tel Aviv University and a Master of Science in Government Information Leadership from the National Defense University, College of Information and Cyberspace in Washington, D.C. Our CPO has an extensive experience in Fraud Detection. Prior to joining CyberArk, our CPO served as Head of Global Data Science and Engineering at PayPal. He holds a Bachelor of Science Degree in Computer Science and a Master in Business Management.

Our CIO takes steps to stay informed about and monitor the identification, prevention, detection, protection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings with the internal cybersecurity team members and external consultants, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports that are generated by security tools deployed in the information systems’ environments.

PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

 See pages F-2 through F-49 of this annual report.

ITEM 19.          EXHIBITS

The following are filed as exhibits hereto:

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (filed herewith)

2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

2.2
Fourth Amended Investor Rights Agreement, dated July 10, 2014, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

2.3
Registration Rights Agreement, dated October 1, 2024, by and between CyberArk Software Ltd. and Triton Seller, LP (f/k/a Venafi Parent, LP) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3 (Registration No. 333-282772), filed with the SEC on October 22, 2024)

2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed herewith)

4.1	Form of Amended Indemnification Agreement (incorporated by reference to Appendix B of Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 22, 2024)

4.2
Office Lease Agreement, dated October 28, 2013, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-196991))

4.3
First Amendment of Lease, dated October 23, 2014, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-202329))

4.4
Letter Agreement, dated June 28, 2018, between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018)

4.5
Summary of Office Lease Agreement, dated February 26, 2015, between the Registrant and Azorei Mallal Industries Ltd., as amended from time to time (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021) ∞

4.6
Second Amendment of Lease, dated February 27, 2018, between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017)

4.7	CyberArk Software Ltd. 2024 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed with the SEC on June 20, 2024)

4.8	CyberArk Software Ltd. 2014 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.9	CyberArk Executive Compensation Policy (incorporated by reference to Appendix B of Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K furnished with the SEC on May 24, 2022)

4.10
Third Amendment of Lease, dated September 8, 2023, between CyberArk Software, Inc. and Wells 60 Realty LLC (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)

4.11
Agreement and Plan of Merger, dated May 19, 2024, by and among CyberArk Software Ltd., Venafi Holdings, Inc., Venafi Parent, LP and Triton Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form F-3 (Registration No. 333-282772), filed with the SEC on October 22, 2024)

8.1	List of subsidiaries of the Registrant (filed herewith)

11.1	CyberArk Software Ltd. Insider Trading Prevention Policy (filed herewith)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications) (filed herewith)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications) (filed herewith)

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith

15.1	Consent of Kost Forer Gabbay & Kasierer (a member of EY Global) (filed herewith)

97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)

101.INS	iXBRL Document

101.SCH	iXBRL Taxonomy Extension Schema Document

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	iXBRL Taxonomy Definition Linkbase Document

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline iXBRL document)

∞ English summary of original Hebrew document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CyberArk Software Ltd.

Date: March 12, 2025	By:	/s/ Matthew Cohen
Matthew Cohen
Chief Executive Officer

CYBERARK SOFTWARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

- - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CyberArk Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CyberArk Software Ltd. (the Company) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 12, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

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

Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management's application of significant accounting policies on the contracts. We tested management's identification of significant contract terms, regarding the identification and determination of distinct performance obligations and the timing of revenue recognition. We also evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services and tested the mathematical accuracy of management's calculations of revenue. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

Business combinations

Description of the Matter
As described in Note 3 to the consolidated financial statements, On October 1, 2024, the Company completed the acquisition of all the equity shares of Venafi Holdings, Inc. ("Venafi") for a total consideration of $1.66 billion (the "Venafi acquisition"). The Venafi acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations". Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including intangible assets of $539.1 million, which consist primarily of $377.1 million of technology and $155 million of customer relationships.

Auditing the Company's accounting for the Venafi acquisition was complex due to the significant estimation uncertainty in determining the fair values of certain identified intangible assets, principally consisting of developed technology and customer relationships. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business.

The significant assumptions used to estimate the fair value of the technology and customer relationships intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates, royalty rates, obsolescence/attrition rates, sales and marketing expenses, discount rates, profitability margins and estimated costs. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Venafi acquisition. This included testing controls over the estimation process supporting the recognition and measurement of identified intangible assets, and management's judgment and evaluation of underlying assumptions and estimates with regards to the fair values of the identified intangible assets.

To test the estimated fair value of the technology and customer relationships intangible assets, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by the Company, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. For example, we compared the revenue growth rates, expected costs and profitability to historical financial information, comparable companies and market and economic trends. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. Our valuation specialists’ procedures included, among others, developing a range of independent estimates for the discount rates used in the valuation models and comparing those to the discount rates selected by management.

KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company`s auditor since 2000.
Tel-Aviv, Israel
March 12, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CyberArk Software Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited CyberArk Software Ltd.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CyberArk Software Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Venafi Holdings, Inc., which is included in the 2024 consolidated financial statements of the Company and constituted 3.1% and 0.1% of total and net assets, respectively, as of December 31, 2024 and 4.7% of revenue, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Venafi Holdings, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2024, the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 12, 2025 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 12, 2025

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2023	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$355,933	$526,467
Short-term bank deposits	354,472	256,953
Marketable securities	283,016	36,356
Trade receivables (net of allowance for credit losses of $6 and $0 at December 31, 2023 and 2024, respectively)	186,472	328,465
Prepaid expenses and other current assets	31,550	45,292

Total current assets	1,211,443	1,193,533

LONG-TERM ASSETS:
Marketable securities	324,548	21,345
Property and equipment, net	16,494	19,581
Intangible assets, net	20,202	534,726
Goodwill	153,241	1,317,374
Other long-term assets	214,816	258,531
Deferred tax assets	81,464	3,305

Total long-term assets	810,765	2,154,862

TOTAL ASSETS	$2,022,208	$3,348,395

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31,
	2023	2024
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,971	$23,671
Employees and payroll accruals	95,538	133,400
Accrued expenses and other current liabilities	36,562	53,486
Convertible senior notes, net	572,340	-
Deferred revenues	409,219	596,874

Total current liabilities	1,124,630	807,431

LONG-TERM LIABILITIES:
Deferred revenues	71,413	95,190
Other long-term liabilities	33,839	75,970

Total long-term liabilities	105,252	171,160

TOTAL LIABILITIES	1,229,882	978,591

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2023 and 2024; Issued and outstanding: 42,255,336 shares and 49,426,711 shares at December 31, 2023 and 2024, respectively	111	130
Additional paid-in capital	827,260	2,494,158
Accumulated other comprehensive income (loss)	(1,849)	2,173
Accumulated deficit	(33,196)	(126,657)

Total shareholders' equity	792,326	2,369,804

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,022,208	$3,348,395

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2022	2023	2024
Revenues:
Subscription	$280,649	$472,023	$733,275
Perpetual license	49,964	21,037	14,449
Maintenance and professional services	261,097	258,828	253,018

Total revenues	591,710	751,888	1,000,742

Cost of revenues:
Subscription	46,249	74,623	115,852
Perpetual license	2,893	1,873	1,594
Maintenance and professional services	76,904	79,635	90,931

Total cost of revenues	126,046	156,131	208,377

Gross profit	465,664	595,757	792,365

Operating expenses:

Research and development	190,321	211,445	243,058
Sales and marketing	345,273	405,983	480,977
General and administrative	82,520	94,801	141,134

Total operating expenses	618,114	712,229	865,169

Operating loss	(152,450)	(116,472)	(72,804)
Financial income, net	15,432	53,214	56,838

Loss before taxes on income	(137,018)	(63,258)	(15,966)
Tax benefit (taxes on income)	6,650	(3,246)	(77,495)

Net loss	$(130,368)	$(66,504)	$(93,461)

Basic net loss per ordinary share	$(3.21)	$(1.60)	$(2.12)
Diluted net loss per ordinary share	$(3.21)	$(1.60)	$(2.12)

Other comprehensive income (loss), net of tax

Change in net unrealized gains (losses) on marketable securities:
Net unrealized gains (losses) arising during the year	(11,889)	7,920	3,098
Net (gains) losses reclassified into net loss	156	(17)	556

	(11,733)	7,903	3,654
Change in unrealized net gain (loss) on cash flow hedges:
Net unrealized gains (losses) arising during the year	(11,418)	(2,898)	2,373
Net (gains) losses reclassified into net loss	7,194	8,706	(2,005)

	(4,224)	5,808	368

Other comprehensive income (loss), net of taxes of $(2,176), $1,870 and $(252) for 2022, 2023 and 2024, respectively	(15,957)	13,711	4,022

Total comprehensive loss	$(146,325)	$(52,793)	$(89,439)

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data and unless otherwise indicated)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders' equity
	Shares	Amount
Balance as of January 1, 2022	40,041,870	$104	$588,937	$397	$137,074	$726,512
Exercise of options and vested RSUs granted to employees	868,599	3	1,838	-	-	1,841
Other comprehensive loss, net of tax	-	-	-	(15,957)	-	(15,957)
Share-based compensation	-	-	121,579	-	-	121,579
Issuance of ordinary shares under employee stock purchase plan	118,102	*	13,867	-	-	13,867
Adjustments from adoption of ASU 2020-06	-	-	(65,932)	-	26,602	(39,330)
Net loss	-	-	-	-	(130,368)	(130,368)

Balance as of December 31, 2022	41,028,571	$107	$660,289	$(15,560)	$33,308	$678,144

Exercise of options and vested RSUs granted to employees	1,107,869	3	11,062	-	-	11,065
Other comprehensive income, net of tax	-	-	-	13,711	-	13,711
Share-based compensation	-	-	140,404	-	-	140,404
Issuance of ordinary shares under employee stock purchase plan	118,896	1	15,505	-	-	15,506
Net loss	-	-	-	-	(66,504)	(66,504)

Balance as of December 31, 2023	42,255,336	$111	$827,260	$(1,849)	$(33,196)	$792,326

Exercise of options and vested RSUs granted to employees	1,134,607	3	8,306	-	-	8,309
Other comprehensive income, net of tax	-	-	-	4,022	-	4,022
Share-based compensation	-	-	169,280	-	-	169,280
Issuance of ordinary shares under employee stock purchase plan	105,098	*	19,185	-	-	19,185
Conversion of Convertible Senior Notes	3,646,594	10	574,448	-	-	574,458
Reclassification of Capped Call Transactions	-	-	256,740	-	-	256,740
Shares issued related to Venafi acquisition, net of issuance costs	2,285,076	6	638,939	-	-	638,945
Net loss	-	-	-	-	(93,461)	(93,461)

Balance as of December 31, 2024	49,426,711	$130	$2,494,158	$2,173	$(126,657)	$2,369,804

*          Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net loss	$(130,368)	$(66,504)	$(93,461)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	16,203	19,250	41,983
Share-based compensation	120,821	140,101	168,766
Amortization of premium and accretion of discount on marketable securities, net and other	3,894	(4,570)	(3,537)
Deferred income taxes, net	(15,630)	(7,879)	66,293
Amortization of debt issuance costs	2,980	2,996	2,660
Increase in trade receivables	(7,606)	(65,655)	(93,303)
Change in fair value of derivative assets	-	-	(4,618)
Increase in prepaid expenses, other current and long-term assets and others	(37,141)	(45,016)	(47,456)
Changes in operating lease right-of-use assets	4,558	6,566	8,544
Increase (decrease) in trade payables	4,053	(2,669)	11,000
Increase in short-term and long-term deferred revenue	91,167	72,190	150,780
Increase in employees and payroll accruals	714	6,981	22,001
Increase in accrued expenses and other current and long-term liabilities	4,801	7,507	10,965
Changes in operating lease liabilities	(8,738)	(7,094)	(8,730)

Net cash provided by operating activities	49,708	56,204	231,887

Cash flows from investing activities:
Investment in short-term and long-term deposits	(496,894)	(337,835)	(368,577)
Proceeds from short-term and long-term deposits	532,563	319,542	460,077
Investment in marketable securities and other	(375,731)	(406,633)	(143,391)
Proceeds from maturities of marketable securities	319,105	340,657	218,061
Proceeds from sales of marketable securities and other	6,367	3,389	483,296
Purchase of property and equipment and other assets	(12,517)	(4,948)	(11,059)
Payments for business acquisitions, net of cash acquired	(41,285)	-	(984,669)

Net cash used in investing activities	(68,392)	(85,828)	(346,262)

Cash flows from financing activities:
Payment of equity issuance costs	-	-	(190)
Proceeds from (payments of) withholding tax related to employee stock plans	(184)	11,188	273
Proceeds from exercise of stock options	1,968	11,065	8,309
Proceeds in connection with employee stock purchase plan	15,143	15,831	19,598
Payment of convertible notes	-	-	(542)
Proceeds from settlement of Capped Call Transactions	-	-	261,358
Payments of contingent consideration related to acquisitions	(4,702)	-	-

Net cash provided by financing activities	12,225	38,084	288,806

Increase (decrease) in cash and cash equivalents	(6,459)	8,460	174,431
Effect of exchange rate differences on cash and cash equivalents	(3,053)	135	(3,897)

Cash and cash equivalents at the beginning of the year	356,850	347,338	355,933

Cash and cash equivalents at the end of the year	$347,338	$355,933	$526,467

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Year ended December 31,
	2022	2023	2024
Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$28,256	$896	$4,853
Non-cash purchases of property and equipment	$1,769	$1,022	$1,657
Non-cash purchases of intangible assets	$-	$-	$3,661
Issuance of ordinary shares for conversions of convertible senior notes	$-	$-	$574,458

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes, net	$9,302	$11,435	$14,835

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:-	GENERAL

CyberArk Software Ltd. (together with its subsidiaries, the “Company”) is an Israeli company that develops, markets and sells software-based identity security solutions and services. The Company's solutions and services secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. CyberArk’s AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can minimize operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to contingent liabilities, income tax uncertainties, deferred taxes, share-based compensation, fair value of assets acquired and liabilities assumed in business combinations, fair value of the Capped Call Transactions (as defined in Note 12), as well as the determination of standalone selling prices in revenue transactions with multiple performance obligations and the estimated period of benefit for deferred contract costs. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

Short-term bank deposits are deposits with maturities of greater than three months and remaining maturities of less than one year. As of December 31, 2023 and 2024, the Company's bank deposits are denominated in U.S. dollars (“USD”) and New Israeli Shekels ("NIS"). The USD deposits bear yearly interest at weighted average rates of 6.4% and 5.5%, respectively. The NIS deposits bear yearly interest at weighted average rates of 4.7% and 4.5%, respectively. Short-term bank deposits are presented at their cost, including accrued interest.

f.	Investments in marketable securities:

The Company accounts for investments in marketable debt securities in accordance with ASC No. 320, "Investments - Debt Securities". The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies all of its marketable securities as available-for-sale as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses are determined using the specific identification method and recognized when realized in the consolidated statements of comprehensive loss.

The Company periodically evaluates its available-for-sale debt securities for impairment in accordance with ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in the Consolidated Statements of Comprehensive Loss. If neither of these criteria are met, the Company assesses whether credit loss exists. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss may exist, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded, limited by the amount that the fair value is less than the amortized cost basis. Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive income (loss).

During the years ended December 31, 2022, 2023 and 2024, credit losses were immaterial.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	20 – 33
Office furniture and equipment	15 – 20
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

h.	Long-lived assets impairment:

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

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2022, 2023 and 2024, no impairment losses have been recognized.

i.	Business combinations:

The Company accounts for its business acquisitions in accordance with ASC No. 805, "Business Combinations." While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date, these estimates and assumptions are subject to refinement. The total purchase price allocated to the tangible and intangible assets acquired is assigned based on the fair values as of the date of the acquisition. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies` respective solutions. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

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

For the years ended December 31, 2022, 2023 and 2024, no impairment losses were identified.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, which range from one to 12 years. Intangible assets, consisting primarily of technology and customer relationships, are amortized over their estimated useful lives on a straight-line basis or in proportion to their economic benefits realized.

Amortization is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Technology	20
Customer relationships	8-12.5
Other	25-100

k.	Derivative instruments:

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

To hedge against the risk of changes in cash flows mainly resulting from foreign currency salary payments during the year, the Company instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS. These forward and swap contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective, as their critical terms match underlying transactions being hedged.

As of December 31, 2023 and 2024, the amount recorded in accumulated other comprehensive income (loss) from the Company's currency forward and swap transactions was $2,670 and $3,038, respectively.

As of December 31, 2024, the notional amounts of foreign exchange forward and swap contracts into which the Company entered were $129,250. The foreign exchange contracts will expire by December 2025. The fair value of derivative instruments assets balances as of December 31, 2023 and 2024, totaled $3,074 and $3,137, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2023 and 2024, totaled $40 and $98, respectively.

The following table presents gains (losses) reclassified from accumulated other comprehensive income (loss) to the statements of comprehensive loss per line item:

	Year ended December 31,
	2022	2023	2024

Cost of revenues	$509	$590	$(127)
Research and development	5,381	6,486	(1,507)
Sales and marketing	927	1,104	(251)
General and administrative	1,358	1,713	(393)

Total gains (losses), before tax benefit (taxes on income)	8,175	9,893	(2,278)
Tax benefit (taxes on income)	(981)	(1,187)	273

Total gains (losses), net of tax benefit (taxes on income)	$7,194	$8,706	$(2,005)

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and swap transactions and holds foreign exchange deposits to economically hedge certain net asset balances in Euros and British Pounds Sterling. Gains and losses related to such derivative instruments are recorded in financial income, net. As of December 31, 2024, with respect to these transactions, the notional amounts of foreign exchange forward contracts into which the Company entered were $94,592. The foreign exchange forward contracts will expire by January 2029. The fair value of derivative instruments assets balances as of December 31, 2023 and 2024, totaled $6 and $3,477, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2023 and 2024 totaled $996 and $26, respectively.

For the years ended December 31, 2022, 2023 and 2024, the Company recorded financial income (expense), net from hedging transactions of $2,281, $(1,051), and $4,494, respectively.

As further described in Note 12, Convertible Senior Notes, net, on September 17, 2024, the Company recognized a derivative asset of $259.3 million related to the Capped Call Transactions which were settled in cash on November 15, 2024.

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

For the Company's employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits recorded as an asset on the Company's balance sheet under other long-term assets as of December 31, 2023 and 2024 is $5,131 and $5,960, respectively. The amount of accrued severance payable recorded as a liability on the Company's balance sheet under long-term liabilities as of December 31, 2023 and 2024 is $8,337 and $9,115, respectively.

Severance expenses for the years ended December 31, 2022, 2023 and 2024 amounted to $7,836, $8,447 and $9,526, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	U.S. defined contribution plan:

The U.S. subsidiaries have a 401(k) defined contribution plan covering certain full time and part time employees in the U.S. who meet certain eligibility requirements, excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $23.0 per year (for certain employees over 50 years of age the maximum contribution is $30.5 per year).

The U.S. subsidiaries match amounts equal to 100% of the first 3% of the employee's compensation that they contribute to the defined contribution plan and 50% of the next 2% of their compensation that they contribute to the defined contribution plan with a limit of $13.8 per year per employee. For the years ended December 31, 2022, 2023 and 2024, the U.S. subsidiary recorded expenses for matching contributions of $5,629, $6,575 and $7,181, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Convertible senior notes:

The Company accounts for convertible debt instruments pursuant to ASC 470 as a single liability measured at its amortized cost as long as it was not issued at a substantial premium and no other features require bifurcation and recognition as derivatives pursuant to ASC 815. The debt host is then measured at its amortized cost using the effective interest method.

o.	Revenue recognition:

The Company generates substantially all of its revenues from providing the right to access its SaaS solutions and licensing the rights to use its software solutions, maintenance and professional services. Subscription revenues include Software as a Service ("SaaS") offerings and on-premises subscriptions (“Self-hosted Subscriptions”). The Company sells its solutions through its direct sales force and indirectly through resellers. Payment is typically due within 30 to 90 calendar days of the invoice date.

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

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide additional solutions or services. SaaS subscriptions, Self-hosted Subscriptions, Perpetual license, professional services, updates and technical support are generally distinct since the customer can benefit from the services either on its own or together with other resources that are readily available and the Company's promise to transfer these products and services is separately identifiable from other promises in the contract. For options to provide additional services, the Company determines whether the option provides a material right to the customer.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. The Company does not grant a right of return to its customers.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's solutions, not to receive or provide financing. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to the tax authorities.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Trade Receivables are recorded when the right to consideration becomes unconditional.

The Company records unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer. As of December 31, 2023 and 2024, $20,194 and $37,495 short-term unbilled receivables are included in trade receivables, respectively, and $1,000 and $5,580 long-term unbilled receivables are included in other long-term assets, respectively.

The Company allocates the transaction price to each performance obligation based on its relative standalone selling price. For maintenance and support, the Company determines the standalone selling price based on the price at which the Company separately sells a renewal contracts. For professional services, the Company determines the standalone selling prices based on the prices at which the Company separately sells those services. For SaaS, Self-hosted Subscriptions and perpetual license, the Company substantially determines the standalone selling prices by taking into account available information such as historical selling prices, contract value, geographic location, and the Company's price list and discount policy.

The license portion of Self-hosted Subscriptions and perpetual license are recognized at the point of time when the license is made available for download by the customer. Maintenance and Support revenue related to perpetual license contracts and the maintenance component of the Self-hosted Subscriptions offering as well as SaaS revenues are recognized ratably, on a straight-line basis over the term of the related contract, which is generally one to three years, as the services have a consistent continuous pattern of transfer to a customer during the contract period. Professional services revenues are substantially recognized as the services are performed, using the method that best depicts the transfer of services to the customer.

The following table presents the Company's revenue by category:

	Year ended December 31,
	2022	2023	2024

SaaS	$166,361	$298,331	$468,680
Self-hosted subscription*	114,288	173,692	264,595
Perpetual license	49,964	21,037	14,449
Maintenance and support	217,695	207,561	196,982
Professional services	43,402	51,267	56,036

	$591,710	$751,888	$1,000,742

* Self-hosted subscription also includes maintenance associated with Self-hosted Subscriptions.

For additional information regarding disaggregated revenues, please refer to Note 18 below.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenue consists of unrecognized amounts billed under SaaS, Self-hosted Subscriptions, and maintenance and support contracts, as well as professional services which have not yet been performed as of the balance sheet date, for which the Company has an unconditional right for a consideration or has collected the amounts. Deferred revenues are recognized as (or when) the Company performs under the contract. During the year ended December 31, 2024, the Company recognized $397,998 that were included in the deferred revenues balance as of December 31, 2023.

Remaining Performance Obligations:

Transaction price allocated to remaining performance obligations represents non-cancellable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

The aggregate amount of the transaction price allocated to remaining performance obligations was $1,386 million as of December 31, 2024, out of which, the Company expects to recognize approximately 60% in 2025 and the remainder thereafter.

p.	Deferred contract costs:

The Company pays sales commissions primarily to sales and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized proportionately to revenue over an expected benefit period which is 5 years. The benefit period is determined by taking into consideration the technology life and other factors. Sales commissions for renewal contracts are capitalized and amortized over the related contractual renewal period and aligned with the revenue recognized from these contracts.

For the year ended December 31, 2023 and 2024, the amortization of deferred contract costs was $56,071 and $64,740, respectively. Amortization expense of these costs is substantially included in sales and marketing expenses.

As of December 31, 2023 and 2024, the Company presented deferred contract costs from contracts which are for periods of less than 12 months of $696 and $1,043, respectively, in prepaid expenses and other current assets, and deferred contract costs in respect of contracts which are greater than 12 months of $166,733 and $197,807, respectively, in other long-term assets, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Trade Receivables and Allowances:

Trade receivables include original invoiced amounts less an allowance for any potential uncollectible amounts and less invoiced amounts from maintenance and professional services contracts which haven't been recognized yet. Trade receivables also include unbilled receivables amounts that will be paid in the following year. The Company makes estimates of expected credit losses for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company's consolidated statements of comprehensive loss.

r.	Leases:

In accordance with (ASU) No. 2016-02, "Leases" (Topic 842)", the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of 12 months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

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

ASC No. 985-20, "Software - Costs of Software to Be Sold, Leased, or Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's solution development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the solution is ready for general release, have been insignificant.

t.	Internal use software and website development cost:

The Company capitalizes qualifying costs associated with the development of its website and incurred during the application development stage related to software developed for internal-use in accordance with ASC No. 350-40 "Internal-use Software" ("ASC No. 350-40"). These costs are capitalized based on qualifying criteria. Such costs are amortized over the software's estimated life of five years. Costs incurred to develop software applications consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the development or implementation of the software. Capitalized internal-use software and website costs are included in property and equipment, net in the consolidated balance sheets.

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

The Company recognized an impairment of internal use software in the amount of $2,067 during the year ended December 31, 2023. The impairment is presented under cost of subscriptions revenues. During the years ended December 31, 2022 and December 31, 2024, no impairments were recognized.

u.	Advertising and marketing expenses:

Advertising and marketing expenses consist primarily of marketing campaigns and tradeshows. Advertising and marketing expenses are charged to the statement of comprehensive loss, as incurred. Advertising and marketing expenses for the years ended December 31, 2022, 2023 and 2024, amounted to $34,438, $35,625 and $46,877, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation" ("ASC No. 718"). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods, which is generally the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued services. If vesting is subject to a performance condition, recognition is based on the implicit service period of the award. Expense for awards with performance conditions is estimated and adjusted on a quarterly basis based upon the assessment of the probability that the performance condition will be met.

The Company has selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its option awards and Employee Share Purchase Plan ("ESPP"). The fair value of restricted share units ("RSUs") and performance share units ("PSUs") without market conditions, is based on the closing market value of the underlying shares at the date of grant. For PSUs subject to market conditions, the Company uses a Monte Carlo simulation model, which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved.

The Black-Scholes-Merton and Monte Carlo models require a number of assumptions, of which the most significant are the expected share price volatility and the expected option term.

The Company recognizes forfeitures of equity-based awards as they occur. For graded vesting awards subject to service conditions, the Company recognizes compensation cost using the straight-line attribution method. For graded vesting awards subject to market or performance conditions, the Company recognizes compensation cost using the accelerated attribution method

w.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740-10, "Income Taxes" ("ASC No. 740-10"). ASC No. 740-10 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company establishes a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2024, the company established full valuation allowance on deferred tax assets in Israel and the US as further describe in Note 15, Income Taxes.

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

Basic net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted-average number of ordinary shares outstanding during each year. Diluted net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 "Earnings Per Share". The Company experienced a loss in the years ended December 31, 2022, 2023 and 2024; hence all potentially dilutive ordinary shares were excluded due to their anti-dilutive effect.

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

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks.

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

In accordance with ASC No. 820, the Company measures its foreign currency derivative instruments, at fair value using the market approach valuation technique. Foreign currency derivative contracts as detailed in Note 2(k) are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

As of December 31, 2023, the estimated fair value of the Company’s convertible senior notes, net as further described in Note 12, was determined based on the closing quoted price of the convertible senior note, net as of the last day of trading for the period, and is considered Level 2 measurement. The fair value of the convertible senior notes is primarily affected by the trading price of the Company`s common stock and market interest rates.

The Capped Call Transactions (as defined in Note 12) are considered Level 3 measurement as the Company applies the Black-Scholes-Merton option pricing model and uses historical volatility to determine expected share price volatility, which is an unobservable input that is significant to the valuation.

Money Market Funds are classified within Level 1 as these assets are valued using quoted market prices for identical assets in active markets.

Marketable securities are classified within Level 2 as these assets are valued using alternative pricing sources utilizing market observable inputs.

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

The carrying amounts of the Company’s investments in privately held companies without readily determinable market values as of December 31, 2023 and 2024, were $3,566 and $3,546, respectively.

During 2023 and 2024, the Company recorded in financial income, net unrealized gains (losses) of $1,313 and $(16), respectively, related to revaluation of its investments in privately held companies based on observable price changes.

During 2023 and 2024, the Company recorded in financial income, net realized gains of $1,444 and $0, respectively, related to selling of its investments in privately held companies.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Recently adopted accounting standards:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. This ASU is effective for the Company’s fiscal year 2024. The Company adopted this standard for its annual period beginning January 1, 2024. See Note 18 - Segment Reporting for further information.

ad.	Recently issued accounting standards:

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

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

ae.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:-	BUSINESS COMBINATIONS

Acquisition of Venafi

On October 1, 2024, the Company completed the acquisition of all outstanding shares of Venafi. The Company expects to combine Venafi’s machine identity management capabilities with the Company’s leading identity security capabilities including its Secret Management offerings, to establish a unified platform for end-to-end machine identity security at enterprise scale. The acquisition date fair value of the consideration transferred amounted to $1.66 billion in a combination of $1.02 billion in cash and 2,285,076 of the Company ordinary shares with an aggregate value of $639.1 million. Issuance costs amounted to $190 and were classified to Additional Paid in Capital.

Acquisition related expenses of $21.8 million were expensed by the Company in general and administrative expenses in its consolidated statements of comprehensive loss for the year ended December 31, 2024.

The consolidated statements of comprehensive loss include $47.1 million of revenue and $13.8 million of operating loss attributable to Venafi for the year ended December 31, 2024.

The transaction was accounted for as a business combination in accordance with ASC No. 805, “Business Combinations.” The total purchase price was preliminarily allocated using information currently available to the Company and may be subject to change as additional information is received during the respective measurement period, up to one year from the acquisition date. Preliminary allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date is as follows:

Fair Value
Cash and Cash Equivalents	$35,940
Accounts Receivable, net	48,690
Other Assets	8,910
Intangible Assets, net	543,575
Goodwill	1,164,133
Deferred Revenue	(60,652)
Other Liabilities	(25,486)
Deferred Tax Liability	(55,366)
Total Purchase Consideration	$1,659,744

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

The excess of the purchase price over the tangible assets acquired, the identifiable intangible asset acquired and assumed liabilities was recorded as goodwill. We believe that the amount of goodwill reflects the expected synergistic benefits of being able to leverage the technology acquired with our existing solutions offerings and being able to successfully market and sell to our customer base. Goodwill is not expected to be deductible for income tax purposes.

The following table presents the identified intangible asset acquired:

	Fair Value	Estimated useful life (in years)
Technology (1)	377,076	5
Customer Relationship (2)	154,962	8
Trademark (1)	7,029	1

(1)	The income approach, specifically the relief from royalty method, was used to evaluate the fair value of the technology and trademark assets identified in the transaction.

(2)	The income approach, specifically the multi-period excess earnings method (MEEM), was used to evaluate the fair value of the customer relationships identified in the transaction.

Unaudited Pro Forma Financial Information

The following pro forma financial information presents the combined results of operations of CyberArk and Venafi as if the acquisition had occurred on January 1, 2023, after giving effect to certain pro forma adjustments.

The pro forma financial information does not reflect any adjustments for anticipated expense savings or revenue generating synergies resulting from the acquisition and is not necessarily indicative of the operating results that would have actually occurred had the transaction been consummated on January 1, 2023.

	Year Ended December 31,
	2023	2024
Revenues	$905,859	$1,125,356
Net loss	$(104,808)	$(133,939)

The unaudited pro forma financial information presented is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the Venafi acquisition was completed at the beginning of fiscal year 2023 and is not indicative of the future operating results of the combined company. The pro forma results include adjustments related to purchase accounting, primarily amortization of acquisition-related intangible assets.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

2022 Acquisitions

In March 2022, the Company acquired all of the share capital of AAPI1, Inc., a Delaware corporation ("Aapi"), for total gross consideration of $17,689. The Company acquired Aapi to bolster Identity Lifecycle Management capabilities and broaden Identity Automation and Orchestration capabilities across its Identity Security Platform. Aapi specializes in the field of automation of identity. With identity automation, embedded App functions and micro access control, Aapi develops an identity, communications and incident response platform. The Company expensed the related acquisition costs of $252 in General and Administrative. The Company accounted for the acquisition as business combination in accordance with ASC No. 805, "Business Combinations." Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Aapi`s technology into the Company`s portfolio. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

In July 2022, the Company acquired all of the share capital of C3M, LLC ("C3M") for total gross consideration of $28,298. CyberArk acquired C3M to strengthen the Company’s platform by offering cloud privilege security offerings and further expand the Company’s capabilities. C3M specializes in multi-cloud security and compliance solutions. The Company expensed the related acquisition costs of $1,992. The Company accounted for the acquisition as business combination in accordance with ASC No. 805, "Business Combinations." Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating C3M`s technology into the Company`s portfolio. Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4:-	MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2023 and 2024:

	December 31, 2023
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$324,485	$(4,998)	$357	$319,844
Government debentures	288,214	(828)	334	287,720

Total	$612,699	$(5,826)	$691	$607,564

	December 31, 2024
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$58,265	$(871)	$6	$57,400
Government debentures	301	-	-	301

Total	$58,566	$(871)	$6	$57,701

The following table summarizes the continuous unrealized loss position and fair value of available-for-sale marketable securities as of December 31, 2023 and 2024, by duration of continuous unrealized loss:

	December 31,
	2023		2024
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value

Continuous unrealized loss position for less than 12 months	$(590)	$186,910	$(31)	$10,266
Continuous unrealized loss position for more than 12 months	(5,236)	190,560	(840)	40,842

	$(5,826)	$377,470	$(871)	$51,108

During 2023 and 2024, the Company recorded in financial income, net, gross realized gains of $23 and $775, respectively.

During 2023 and 2024, the Company recorded in financial income, net, gross realized losses of $(3) and $(1,407), respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2023 and 2024, by contractual years-to maturity:

	December 31,
	2023		2024
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$285,012	$283,016	$36,775	$36,356
Due between one and four years	327,687	324,548	21,791	21,345

	$612,699	$607,564	$58,566	$57,701

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 5:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS
	December 31,
	2023	2024

Prepaid expenses	$19,133	$25,826
Hedging transaction assets	3,080	5,818
Government authorities	7,513	10,462
Deferred contract costs	696	1,043
Other current assets	1,128	2,143

	$31,550	$45,292

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

The composition of property and equipment, net is as follows:

	December 31,
	2023	2024

Cost:
Computers, software and related equipment *)	$42,570	$51,230
Leasehold improvements	10,600	14,239
Office furniture and equipment	4,352	5,976

	57,522	71,445

Less - accumulated depreciation	41,028	51,864

Depreciated cost	$16,494	$19,581

*) For the years ended December 31, 2023 and 2024, the Company capitalized $1,686 and $2,359 including $303 and $514 of share-based compensation costs, relating to its internal use software and website development, respectively.

Depreciation expense amounted to $9,548, $9,809 and $8,751 for the years ended December 31, 2022, 2023, and 2024, respectively, including $2,137, $2,576 and $2,039, respectively, relating to its internal use software and website development.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Changes in the carrying amount of goodwill:

	December 31,
	2023	2024

Balance as of beginning of the year	$153,241	$153,241
Goodwill acquired	-	1,164,133

Closing balance	$153,241	$1,317,374

The composition of intangible assets is as follows:

	December 31,
	2023	2024

Original amount:

Technology	$55,922	$432,998
Customer relationships	9,586	164,548
Other	732	16,450

	66,240	613,996

Less - accumulated amortization	46,038	79,270

Intangible assets, net	$20,202	$534,726

Amortization expense amounted to $6,655, $7,374 and $33,232 for the years ended December 31, 2022, 2023, and 2024, respectively.

As of December 31, 2024, the weighted-average remaining useful lives (in years) of Technology, and Customer relationships was 4.7 and 7.7, respectively.

The estimated future amortization expense of intangible assets as of December 31, 2024 is as follows:

2025	107,345
2026	100,785
2027	99,710
2028	95,404
2029	77,311
Thereafter	54,171

$534,726

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 8:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
	December 31,
	2023	2024

Government authorities	$8,464	$10,923
Accrued expenses	12,879	20,723
Unrecognized tax benefits	5,960	10,609
Lease liabilities, current	8,240	11,107
Hedging transaction liabilities	1,019	124

	$36,562	$53,486

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal contingencies:

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

b.	Bank guarantees:

The Company obtained bank guarantees of $2,782 primarily in connection with office lease agreements.

c.	Non-cancellable purchase obligations:

The Company entered into non-cancellable agreements for the receipt of cloud infrastructure services and subscription-based cloud services. Future payments under non-cancellable purchase obligations as of December 31, 2024 are as follows:

2025	58,035
2026	64,488
2027	52,913

$175,436

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:-	LEASES

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 5 years, some of which may include options to extend the leases for up to an additional 5 years.

The components of operating lease costs were as follows:

	Year ended December 31,
	2023	2024

Operating lease cost	$8,888	$10,195
Short-term lease cost	1,858	1,483
Variable lease cost	1,491	1,534

Total net lease costs	$12,237	$13,212

Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2023	2024

Operating lease ROU assets (under other long-term assets in the balance sheets)	$32,186	$31,154
Operating lease liabilities, current	$8,240	$11,107
Operating lease liabilities, long-term (under other long-term liabilities in the balance sheets)	$22,293	$18,208
Weighted average remaining lease term (in years)	4.8	3.7
Weighted average discount rate	2.9%	3.3%

Maturities of the Company’s operating lease liabilities as of December 31, 2024 are as follows:

December 31, 2024

2025	11,240
2026	7,136
2027	5,541
2028	4,055
2029	2,895
Thereafter	7

Total undiscounted lease payments	30,874
Less: imputed interest	(1,559)

Present value of lease liabilities	$29,315

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:	FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities as of December 31, 2023 and 2024:

	December 31,
	2023			2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$315,784	$-	$315,784	$455,712	$-	$455,712
Corporate debentures and commercial paper	-	1,001	1,001	-	-	-
Government debentures	-	1,194	1,194	-	-	-

Marketable securities:
Corporate debentures and commercial paper	-	319,844	319,844	-	57,400	57,400
Government debentures	-	287,720	287,720	-	301	301

Total money market funds and marketable securities measured at fair value	$315,784	$609,759	$925,543	$455,712	$57,701	$513,413

NOTE 12:	CONVERTIBLE SENIOR NOTES, NET

a.	Convertible senior notes, net:

In November 2019, the Company issued $500 million aggregate principal amount, 0% coupon rate, of convertible senior notes due 2024 and an additional $75 million aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment option of the initial purchasers (collectively, "Convertible Notes").

The Convertible Notes were convertible based upon an initial conversion rate of 6.3478 of the Company's ordinary shares, par value NIS 0.01 per share, per $1 principal amount of Convertible Notes (equivalent to a conversion price of approximately $157.53 per ordinary share). The Convertible Notes were senior unsecured obligations of the Company.

During the year ended December 31, 2024, the conditions allowing holders of the Convertible Notes to convert were met, and $574.5 million in aggregate principal amount of the Convertible Notes were converted for physical settlement prior to November 15, 2024 (the "Maturity Date"), and $0.5 million were repaid in cash at par at the Maturity Date.

Prior to May 15, 2024, a holder was able to convert all or a portion of its Convertible Notes only under the following circumstances:

(1)
During any calendar quarter commencing after the calendar quarter ending on March 31, 2020 (and only during such calendar quarter), if the last reported sale price of the Company's ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter was greater than or equal to 130% of the conversion price on each applicable trading day;

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-	CONVERTIBLE SENIOR NOTES, NET (Cont.)

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

(3)
If the Company called the Convertible Notes for redemption in certain circumstances, at any time prior to the close of business on the third scheduled trading day immediately preceding the redemption date; or

(4)	Upon the occurrence of specified corporate events.

On or after May 15, 2024 until the close of business on the third scheduled trading day immediately preceding the Maturity Date, a holder was able to convert its Convertible Notes at any time, regardless of the foregoing circumstances.

Upon conversion, the Company could pay or deliver cash, ordinary shares or a combination of cash and ordinary shares, at the Company's election.

The Company could not redeem the notes prior to November 15, 2022, except in the event of certain tax law changes. The Company could, at any time and from time to time, redeem for cash all or any portion of the notes, at the Company's option, on or after November 15, 2022, if the last reported sale price of the Company`s ordinary shares had been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which it delivered notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

Upon the occurrence of a Fundamental Change as defined in the Indenture, holders could require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the Convertible Notes (if any) to, but excluding, the fundamental change repurchase date). In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company's delivery of a notice of redemption, the Company would, in certain circumstances, increase the conversion rate for a holder who elected to convert its notes in connection with such a corporate event or redemption, as the case may be.

On March 2024, the Company and the Convertible Notes trustee, entered into a supplemental indenture to change the Settlement Method (as defined in the Indenture) elected, or deemed elected, if it does not timely elect a Settlement Method applicable to a conversion of Convertible Notes, to Physical Settlement (as defined in the Indenture).

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-	CONVERTIBLE SENIOR NOTES, NET (Cont.)

As of December 31, 2023, the Convertible Notes were classified as a current liability.

The net carrying amount of the liability of the Convertible Notes as of December 31, 2023 and 2024 was as follows:

	December 31,
	2023	2024
Liability component:

Remaining principal amount	$575,000	$-
Unamortized issuance costs	(2,660)	-

Net carrying amount	$572,340	$-

Interest expense related to the Convertible Notes was as follows:

	Year ended
	December 31,
	2022	2023	2024

Amortization of debt issuance costs	$2,980	$2,996	$2,660

Total interest expense recognized	$2,980	$2,996	$2,660

b.	Capped Call Transactions:

In connection with the pricing of the Convertible Notes and the exercise by the Initial Purchasers of the over-allotment option, the Company entered into privately negotiated capped call transactions ("Capped Call Transactions") with certain financial institutions ("Option Counterparties"). The Capped Call Transactions covered, collectively, the number of the Company's ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes.

The Capped Call Transactions had an initial strike price of approximately $157.53 per share, subject to certain adjustments, which corresponded to the approximate initial conversion price of the Convertible Notes.

The cap price of the Capped Call Transactions was initially $229.14 per share and was subject to certain adjustments under the terms of the Capped Call Transactions. The Capped Call Transactions were separate transactions, in each case, entered into by the Company with the Option Counterparties, and were not part of the terms of the Convertible Notes and would not have changed the holders' rights under the Convertible Notes.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:-	CONVERTIBLE SENIOR NOTES, NET (Cont.)

During the year ended December 31, 2024, the Company reclassified the Capped Call Transactions from equity at fair value. The Capped Call Transactions were previously recorded as part of equity since the Company could have elected the settlement method and equity classification was not precluded under ASC 815. When the Company could no longer change the settlement method, cash settlement became mandatory and therefore the Capped Call Transactions were required to be reclassified and measured at fair value through earnings.

As such, $256.7 million was reclassified from additional paid-in capital to derivative assets. The change in fair value of the derivative asset from the reclassification date to December 31, 2024, was $4.6 million and was recorded to financial income, net on the consolidated statements of comprehensive loss.

On November 15, 2024, the Company received $261.4 million in cash from the Option Counterparties as final settlement of the Capped Call Transactions.

NOTE 13:-	REVOLVING CREDIT FACILITY
On June 25, 2024, the Company entered into a revolving credit facility agreement (“Credit Facility”) with Bank Leumi le-Israel B.M. (“Lender”). The Credit Facility enables the Company to borrow up to $250 million and matures on June 24, 2026.

The borrowings under the Credit Facility bear interest at a base rate plus a spread of 0.8% to 1.8%, or a three-month Secured Overnight Financing Rate plus a spread of 2.45% to 4%. The ongoing fee on undrawn amounts is 0.7%.

The Credit Facility requires the Company to maintain at all times a minimum amount of $150 million unrestricted Cash and Cash equivalents, of which a minimum amount of $60 million is in a specified bank account of the Lender. In addition, the Company is required to maintain a maximum quarterly net debt to adjusted EBITDA ratio of 4.5, stepping down to 2.5 over time. Non-compliance with a financial covenant may be cured by the next consecutive quarter. In addition, the Credit Facility requires the consent of the Lender in relation to change in control, merger, consolidation or incurrence of pledges.

As of December 31, 2024, the Company has no outstanding amounts under the Credit Facility and was in compliance with all financial covenants.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:-	SHAREHOLDERS' EQUITY

a.	Composition of share capital of the Company:

	December 31,
	2023		2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.01 par value each	250,000,000	42,255,336	250,000,000	49,426,711

b.	Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

c.	Share-based compensation:

The 2024 Share Incentive Plan (the “2024 Plan”) was adopted by our board of directors and became effective on June 1, 2024. 1,787,022 ordinary shares reserved for issuance were transferred from the 2014 Share Incentive Plan to the 2024 Plan.

The maximum aggregate number of shares that may be issued pursuant to awards under this 2024 Plan is the sum of (a) 1,786,992 ordinary shares, plus (b) on January 1 of each calendar year commencing in 2025, a number of ordinary shares equal to the lesser of: (i) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of ordinary shares of the Company outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 ordinary shares.

On January 1, 2021, the Company’s ESPP became effective. The ESPP enables eligible employees of the Company and its designated subsidiaries to elect to have payroll deductions made during a six-month offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The applicable purchase price will be no less than 85% of the lesser of the fair market value of the Company’s ordinary shares on the first day or the last day of the purchase period. The total number of ordinary shares initially reserved under the ESPP as of January 1, 2021 was 125,000 shares (the “ESPP Share Pool”). On January 1 of each year between 2022 and 2026, the ESPP Share Pool will be increased by a number of ordinary shares equal to the lower of (i) 1,000,000 ordinary shares, (ii) 1% of the Company’s outstanding ordinary shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of ordinary shares determined by the Company’s board of directors.

Under the 2024 Plan, options, restricted stock units (“RSUs”), performance share units (“PSUs”) and other share-based awards may be granted to employees, officers, non-employee consultants and directors of the Company.

Under the 2024 Plan and ESPP, as of December 31, 2024, an aggregate number of 1,650,364 ordinary shares were reserved for future grant. Any share under the 2024 Plan underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2024 Plan.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2022, 2023 and 2024 is comprised as follows:

	Year ended December 31,
	2022	2023	2024

Cost of revenues	$15,060	$17,612	$21,724
Research and development	27,102	29,458	34,953
Sales and marketing	51,099	58,790	67,924
General and administrative	27,560	34,241	44,165

Total share-based compensation expense	$120,821	$140,101	$168,766

The total unrecognized compensation cost amounted to $352,891 as of December 31, 2024 and is expected to be recognized over a weighted average period of 2.59 years.

d.	Options granted to employees:

There were no options granted during the year ended December 31, 2024.

A summary of the activity in options granted to employees for the year ended December 31, 2024 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2023	244,787	$78.85	4.24	$34,320

Exercised	119,120	$69.76		$25,031
Forfeited	2,249	$147.9		$319
Expired	34	$51.86		$7

Balance as of December 31, 2024	123,384	$86.37	3.69	$30,449

Exercisable as of December 31, 2024	117,648	$83.23	3.5	$29,403

The expected volatility of the Company's ordinary shares is based on the Company's historical volatility. The expected option term represents the period of time that options granted are expected to be outstanding, based upon historical experience.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms.

The following tables sets forth the parameters used in computation of the options and ESPP compensation to employees for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
Options	2022	2023	2024

Expected volatility	46%-50%	51%	-
Expected dividends	0%	0%	-
Expected term (in years)	3.73-3.76	3.77-3.78	-
Risk free rate	1.67%-4.40%	3.58%-3.97%	-

	Year ended December 31,
ESPP	2022	2023	2024

Expected volatility	55.67%-64.20%	39.46%-44.12%	28.23%-29.27%
Expected dividends	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Risk free rate	2.15%-4.65%	5.33%-5.44%	4.43%-5.39%

A summary of options data for the years ended December 31, 2022, 2023 and 2024, is as follows:

	Year ended December 31,
	2022	2023	2024

Weighted-average grant date fair value of options granted	$39.69	$62.25	$-
Total intrinsic value of the options exercised	$30,031	$22,935	$25, 031

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the fair value of an ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

e.	A summary of RSU and PSU activity for the year ended December 31, 2024 is as follows:

	Amount of RSUs and PSUs	Weighted average grant date fair value

Unvested as of December 31, 2023	2,639,337	$136.15

Granted	1,122,240	246.78
Vested	1,015,487	130.44
Forfeited	117,308	152.82

Unvested as of December 31, 2024	2,628,782	$184.84

The total fair value of RSUs and PSUs vested (based on fair value of the Company's ordinary shares at vesting date) during the years ended December 31, 2022, 2023 and 2024 was $117,812, $135,873 and $257,379, respectively.

The amount of unvested PSU as of December 31, 2024 is 382,140.

NOTE 15:-	INCOME TAXES

CyberArk Software Ltd.'s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.         Corporate tax in Israel:

Ordinary taxable income is subject to a corporate tax rate of 23% for the years 2022-2024. Refer to Note 15g for tax benefits in Israel.

b.	Loss before taxes on Income is comprised as follows:

	Year ended December 31,
	2022	2023	2024

Domestic loss	$(167,606)	$(116,661)	$(27,469)
Foreign income	30,588	53,403	11,503

	$(137,018)	$(63,258)	$(15,966)

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:-	INCOME TAXES (Cont.)

c.	Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2023	2024
Deferred tax assets:

Carry-forwards losses and credits	$59,911	$117,493
Capitalized research and development	22,859	40,324
Deferred revenues	12,841	19,749
Intangible assets	8,267	7,727
Share-based compensation	26,897	29,123
Operating lease liability	4,737	4,971
Accruals and others	4,276	9,680

Gross deferred tax assets before valuation allowance	139,788	229,067

Less: Valuation allowance	24,569	94,663

Total deferred tax assets	$115,219	$134,404

Deferred tax liabilities:

Intangible assets	$(3,527)	$(133,928)
Deferred commissions	(24,999)	(31,133)
Operating lease ROU asset	(4,696)	(4,948)
Property and equipment and other	(700)	(655)

Gross deferred tax liabilities	$(33,922)	$(170,664)

Net deferred tax assets (liabilities)	$81,297	$(36,260)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. During the year ended December 31, 2024, the Company concluded that, based on its evaluation of available evidence, it was no longer more likely than not that some of the Company's deferred tax assets were recoverable, primarily in Israel. As a result, the Company recorded a valuation allowance of $65.4 million against its deferred tax assets.

As of December 31, 2024, $117,301 of undistributed earnings held by the Company's foreign subsidiaries are designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to Israeli income taxes and to foreign withholding taxes and an adjustment for foreign tax credits. Determination of the amount of unrecognized deferred tax liability on undistributed earnings is not practicable.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:-	INCOME TAXES (Cont.)

d.	Income taxes are comprised as follows:
	Year ended December 31,
	2022	2023	2024

Current	$8,980	$11,125	$11,202
Deferred	(15,630)	(7,879)	66,293

	$(6,650)	$3,246	$77,495

	Year ended December 31,
	2022	2023	2024

Domestic	$(19,716)	$(14,105)	$3,766
Foreign	13,066	17,351	73,729

	$(6,650)	$3,246	$77,495

e.	A reconciliation of the Company's theoretical income tax benefit to actual income tax expense (benefit) is as follows:
	Year ended December 31,
	2022	2023	2024

Loss before income taxes	$(137,018)	$(63,258)	$(15,966)

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical tax benefit	(31,514)	(14,549)	(3,672)

Excess tax benefits related to share-based compensation	(1,817)	(3,817)	(12,788)
Non-deductible expenses	6,325	2,963	6,560

Changes in valuation allowance	1,538	3,320	70,758
Changes in unrecognized tax benefits	(1,914)	3,155	10,550
Foreign and preferred enterprise tax rates differential	18,450	12,826	4,726

Prior years and others	2,282	(652)	1,361

Income tax expense (tax benefit)	$(6,650)	$3,246	$77,495

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:-	INCOME TAXES (Cont.)

f.	Net operating loss and tax credits carry-forwards:

As of December 31, 2024, the Company has aggregate federal and state net operating loss carryforwards of $273,127 and $201,600, respectively, attributed to the U.S. subsidiaries. The federal net operating losses, if not utilized, can be carried forward indefinitely, but are subject to the 80% taxable income limitation upon utilization. $95,052 of the state net operating loss carryforwards, can be carried forward indefinitely. The remaining amount will begin to expire in 2025 through 2044. Utilization of some of these U.S. net operating losses are subject to annual limitation due to the "change in ownership" provisions of the U.S. Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company has federal and state research and development credits carryforwards of $19,939. If not utilized, the research and development credits carryforwards will begin to expire in 2026 through 2044. Additionally, foreign tax credits carryforwards in U.S. totaled $15,496. If not utilized, the foreign tax credits carryforwards will begin to expire in 2025 through 2034.

As of December 31, 2024, net operating loss carryforwards in Israel totaled $193,583 and can be carried forward indefinitely. Additionally, foreign tax credits carryforwards in Israel totaled $1,444 and will begin to expire in 2027 through 2030.

g.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

As of December 31, 2024, approximately $13,945 was derived from tax exempt profits earned by the Company's "Approved Enterprises" and "Beneficiary Enterprise". The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company's "Approved Enterprises" and "Beneficiary Enterprises" as such income is essentially permanently reinvested.

If the Company's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Law for the Encouragement of Capital Investments ("Investment Law") and an income tax liability of up to $3,424 would have been incurred as of December 31, 2024.

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

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:-	INCOME TAXES (Cont.)

-
A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

The Company adopted the PTE since 2017 and it is generally eligible for its benefits.

In addition, the Company received a comprehensive ruling from the Israeli tax authorities for tax years 2018 through 2023 which approves the Company’s PTE status and derived PTE's benefits. The Company believes that its eligibility for the PTE tax benefits continues and accordingly operates to obtain an extension approval for this ruling from the Israeli tax authorities for future tax years.

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

As of December 31, 2024, the Company has open tax years, which can be subject to tax examination in Israel for the tax years 2021 through 2024 and in the UK for the tax years 2022 through 2024.

For the U.S. subsidiary’s tax years ended December 31, 2021 through 2024, the statue of limitations has not yet expired expect to the extent of unused operating losses or net operating losses used during this period

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:-	INCOME TAXES (Cont.)

j.	Unrecognized tax benefits:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits related to uncertain tax positions is as follows:

	Year ended December 31,
	2022	2023	2024

Opening balance	$3,870	$2,805	$5,960
Decrease related to settlements with taxing authorities	(2,353)	-	-
Increase related to prior year tax positions	429	743	702
Increase related to current year tax positions	859	2,412	9,848
Increase related to current year business acquisitions	-	-	3,463

Closing balance	$2,805	$5,960	$19,973

During the years ended December 31, 2022, 2023 and 2024, the Company recorded $(87), $44 and $298, respectively, for interest expense (income) related to uncertain tax positions. As of December 31, 2023 and 2024, accrued interest was $69 and $367, respectively.

As of December 31, 2024 the Company had $8.5 million of unrecognized tax benefits, which, if recognized, would affect the Company’s effective tax rate.

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

NOTE 16:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2022	2023	2024

Bank charges and other	$(269)	$(359)	$(1,407)
Exchange rate income (loss), net	1,564	1,567	(2,131)
Interest income and gains (losses) from investment in privately held companies	17,117	55,002	58,418
Amortization of debt issuance costs	(2,980)	(2,996)	(2,660)
Change in fair value of derivative assets	-	-	4,618

Financial income, net	$15,432	$53,214	$56,838

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 17:-	BASIC AND DILUTED NET LOSS PER SHARE
	Year ended December 31,
	2022	2023	2024
Numerator:

Net loss available to shareholders of ordinary shares	$(130,368)	$(66,504)	$(93,461)

Denominator:
Weighted-average shares used in computing basic and diluted net loss per ordinary shares	40,583,002	41,658,424	44,182,071

Net loss per share, basic and diluted	$(3.21)	$(1.60)	$(2.12)

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the computation of diluted net loss per ordinary share due to their antidilutive effect was 2,839,883, 3,013,220 and 2,781,892 for the years ended December 31, 2022, 2023 and 2024, respectively.

Additionally, 3,649,985 shares underlying the Convertible Notes have been excluded from the computation of diluted net loss per share for the years ended December 31, 2022 and 2023 as the effect would be anti-dilutive.

3,021,323 shares have been excluded for the same anti-dilutive effect for the year ended December 31, 2024,

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 18:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company identifies its operating segments in accordance with ASC Topic 280, "Segment Reporting." Operating segments are defined as components of an entity for which separate financial information is available and it is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and evaluating financial performance. The Company determined it operates in one reportable segment as the Company's CODM is the Chief Executive Officer who makes operating decisions, assess performance and allocates resources on a consolidated basis. The Company’s CODM uses consolidated net loss to review actual results and decide where to allocate additional resources within the business to continue growth. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

b.
The total revenues are attributed to geographic areas based on the location of the Company's channel partners, which are considered as end customers, as well as direct customers of the Company.

The following tables present total revenues for the years ended December 31, 2022, 2023 and 2024 and long-lived assets as of December 31, 2023 and 2024:

Revenues:

	Year ended December 31,
	2022	2023	2024

United States	$312,816	$393,355	$503,359
Israel	6,302	6,784	8,257
United Kingdom	41,297	45,751	60,238
Europe, the Middle East and Africa *)	130,745	173,203	243,100
Other	100,550	132,795	185,788

	$591,710	$751,888	$1,000,742

For the years ended December 31, 2022, 2023 and 2024, no single customer contributed more than 10% to the Company's total revenues.

Long-lived assets, including property and equipment, net and operating lease right-of-use assets:

	December 31,
	2023	2024

United States	$4,635	$8,405
Israel	33,898	31,327
United Kingdom	3,118	2,880
Europe, the Middle East and Africa *)	747	1,521
Other	6,282	6,602

	$48,680	$50,735

*)          Excluding United Kingdom and Israel

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 19:-	SUBSEQUENT EVENTS

On February 12, 2025, the Company completed the acquisition of Zilla Security, Inc. (“Zilla”), a leader in modern Identity Governance and Administration (IGA) solutions. Zilla’s innovative, AI-powered IGA capabilities will expand CyberArk’s industry-leading Identity Security Platform with scalable automation that enables accelerated identity compliance and provisioning across digital environments, while maximizing security and operational efficiency.

The Company will account for the acquisition as a business combination in accordance with ASC No. 805, “Business Combinations.” The purchase consideration transferred amounted to approximately $165 million in cash, and up to $6 million earn-out tied to the achievement of certain contingent milestones. An additional $4 million earn-out is tied to retention of key employees. Goodwill generated from this business combination is primarily attributable to the expected post-acquisition synergies from integrating Zilla`s technology into the Company’s portfolio.